As filed with the Securities and Exchange Commission on June 25, 2021

Registration No. 333-256103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OSPREY TECHNOLOGY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	83-1833760 (I.R.S. Employer Identification Number)

1845 Walnut Street, Suite 1111,

Philadelphia, PA 19103

Telephone: (212) 920-1345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David DiDomenico

c/o Osprey Technology Acquisition Corp.

1845 Walnut Street, Suite 1111,

Philadelphia, PA 19103

Telephone: (212) 920-1345

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard L. Ellin C. Michael Chitwood Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Telephone: (212) 735-3000	Brian Daum Chief Financial Officer BlackSky Holdings, Inc. 13241 Woodland Park Road Suite 300 Herndon, VA 20171 Telephone: (571) 267-1571	Craig E. Sherman Brian Keyes Megan J. Baier Mark G.C. Bass Wilson Sonsini Goodrich & Rosati, P.C. 701 Fifth Avenue Seattle, WA 98104-7036 Telephone: (206) 883-2500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(3)
Osprey Class A common stock, par value $0.0001 per share	92,500,000(1)	N/A	$3,108.96(2)	$0.34(4)

(1)

Based on the maximum number of shares of common stock, par value $0.0001 per share (“Osprey Class A common stock”), of the registrant, Osprey Technology Acquisition Corp. (“Osprey”), estimated to be issued in connection with the merger described herein (the “merger”), involving BlackSky Holdings, Inc. (“BlackSky”). This number is based on the estimated number of shares of Osprey Class A common stock (i) expected to be issued in the merger in exchange for shares of BlackSky capital stock anticipated to be outstanding immediately prior to the merger and (ii) reserved for issuance upon the settlement or exercise of certain outstanding BlackSky restricted stock unit awards, stock options and warrants outstanding as of the effective time of the merger pursuant to the terms of the merger agreement described herein.

(2)

Pursuant to Rule 457(f) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to $3,108.96, calculated as one-third of the par value of BlackSky securities to be exchanged in the merger as of immediately prior to the merger. BlackSky is a private company and no market exists for its securities. BlackSky has an accumulated capital deficit.

(3)	Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS DATED JUNE 25, 2021, SUBJECT TO COMPLETION

Dear Stockholders of Osprey Technology Acquisition Corp.:

On February 17, 2021, Osprey Technology Acquisition Corp., a Delaware corporation (“Osprey”), and Osprey Technology Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Osprey (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “merger agreement”) with BlackSky Holdings, Inc., a Delaware corporation (“BlackSky”). A copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A; any inconsistencies between this proxy statement/consent solicitation statement/prospectus and the merger agreement shall be determined by reference to the merger agreement. If the merger agreement and the transactions contemplated thereby are approved by BlackSky’s stockholders and Osprey’s stockholders, and the other conditions to the merger set forth in the merger agreement are satisfied or waived, Merger Sub will merge with and into BlackSky, with BlackSky being the surviving company and a wholly-owned subsidiary of Osprey (the “merger” and the effective time of the merger, the “effective time”). As used in this proxy statement/consent solicitation statement/prospectus, “New BlackSky” refers to Osprey and its consolidated subsidiaries after giving effect to the merger, and “New BlackSky Parent” refers to Osprey after giving effect to the merger.

Pursuant to the merger agreement, at the effective time, each outstanding share of BlackSky capital stock (other than shares of BlackSky Class B common stock, treasury shares and shares with respect to which appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”) are properly exercised and not withdrawn) will be converted into a number of shares of Osprey Class A common stock based on the Per Share Exchange Ratio applicable thereto (as defined in the merger agreement and described herein) and each outstanding BlackSky restricted stock unit, option and warrant will be converted into an Osprey restricted stock unit, option or warrant based on the Per Share Exchange ratio applicable to shares of BlackSky Class A common stock.

The total number of shares of Osprey Class A common stock issuable to the BlackSky equityholders in connection with the merger (which is referred to herein as the “Total Consideration Share Amount”) will be calculated by dividing (x) an amount equal to (a) $925,000,000, plus (b) the aggregate exercise prices that would be paid to BlackSky if all options and warrants to purchase BlackSky capital stock outstanding immediately prior to the effective time were exercised in full, minus (c) an amount (not to exceed $1.8 million) equal to the unfunded portion of a bridge loan BlackSky has the right to incur prior to the closing of the merger, and minus (d) the total consideration payable for shares of BlackSky’s Class B common stock in connection with the merger (which amount will equal less than $1,000 in the aggregate) by (y) $10.00. Based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan, it is currently anticipated the total number of shares of Osprey Class A common stock constituting the Total Consideration Share Number will equal approximately                  shares.

Pursuant to the merger agreement, each issued and outstanding share of BlackSky Class B common stock will be converted into the right to receive cash consideration equal to $0.00001 per share. The total cash consideration payable to the holders of BlackSky Class B common stock in connection with the merger will equal less than $1,000 in the aggregate. For a detailed description of the treatment of BlackSky’s Options, RSU and Warrants in the merger, see “Treatment of BlackSky Options, RSU & Warrants in the Merger”.

Following the closing of the merger, Osprey intends to change its name to BlackSky Technology Inc. Osprey’s units, Class A common stock and public warrants are publicly traded on the New York Stock Exchange (the “NYSE”) under the symbols “SFTW.U”, “STFW” and “STFW.WS”, respectively. Following the merger, New BlackSky Parent Class A common stock (including common stock issuable in the merger) and New BlackSky Parent warrants will be listed on the NYSE under the symbols “BKSY” and “BKSY.W”, respectively. New BlackSky Parent will not have units traded following the closing of the merger.

Osprey will hold a special meeting of stockholders (the “Osprey Special Meeting”) to consider matters relating to the proposed merger. Osprey and BlackSky cannot complete the merger unless the conditions to the merger set forth in the merger agreement are satisfied or waived in accordance with their terms, including the condition that the Osprey stockholders vote to approve (among other things) the merger agreement and the transactions contemplated thereby, and the issuance of Osprey Class A common stock to be issued as a portion of the merger consideration and the PIPE Investment, and BlackSky’s stockholders consent to the adoption of the merger agreement and the approval of the transactions contemplated thereby. Osprey is sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus.

The Osprey Special Meeting will be held on                 , 2021 at                 , New York City time, at https://www.cstproxy.com/ospreytechnology/sm2021.

In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Osprey stockholders and the community, the Osprey Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/ospreytechnology/sm2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF OSPREY COMMON STOCK YOU OWN. To ensure your representation at the Osprey Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote virtually at the meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

After careful consideration, the Osprey board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that Osprey stockholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, “FOR” the issuance of Osprey Class A common stock to be issued as the merger consideration and the PIPE Investment and “FOR” the other matters to be considered at the Osprey Special Meeting.

After careful consideration, the BlackSky board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that BlackSky stockholders consent to adopt the merger agreement and approve the transactions contemplated thereby (the “BlackSky Business Combination Proposal”).

This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed merger. It also contains or references information about Osprey and BlackSky and certain related matters. You are encouraged to read this proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 34 for a discussion of the risks you should consider in evaluating the proposed merger and how they will affect you.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT OSPREY REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OSPREY’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT SUCH MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT

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COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

If you have any questions regarding the accompanying proxy statement/consent solicitation statement/prospectus, you may contact Morrow Sodali LLC, Osprey’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

On behalf of the Osprey board of directors, I would like to thank you for your support and look forward to the successful completion of the merger.

Sincerely,

David DiDomenico

Chief Executive Officer and President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER, THE SHARES OF OSPREY CLASS A COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/consent solicitation statement/prospectus is dated                 , 2021, and is first being mailed to stockholders of Osprey on or about                 , 2021.

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OSPREY TECHNOLOGY ACQUISITION CORP.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                 , 2021

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Osprey Special Meeting”), of Osprey Technology Acquisition Corp., a Delaware corporation (which is referred to as “Osprey”) will be held on                 , 2021, at                 , New York City time, at https://www.cstproxy.com/ospreytechnology/sm2021. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Osprey stockholders and the community, the Osprey Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/ospreytechnology/sm2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus.

You are cordially invited to attend the Osprey Special Meeting for the following purposes:

1.

The Business Combination Proposal—To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of February 17, 2021 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among Osprey Technology Acquisition Corp., a Delaware corporation (“Osprey”), Osprey Technology Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Osprey (“Merger Sub”), and BlackSky Holdings, Inc., a Delaware corporation (“BlackSky”), pursuant to which Merger Sub will merge with and into BlackSky, with BlackSky being the surviving company and a wholly-owned subsidiary of Osprey (the “merger”) and the transactions contemplated thereby, including the merger. A copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A (Proposal No. 1 or the “Business Combination Proposal”);

2.	The Amendment Proposals—

(a)

To consider and vote upon separate proposals to approve the following material differences between the proposed amended and restated certificate of incorporation of Osprey (the “proposed charter”) that will replace Osprey’s existing certificate of incorporation (the “existing charter”) at the effective time and the existing charter (a copy of the proposed charter is attached to this proxy statement/consent solicitation statement/prospectus as Annex B);

(i)	to increase the number of authorized shares of capital stock of Osprey and eliminate the Class B common stock classification (Proposal No. 2);

(ii)

to require the affirmative vote of a majority of the entire board of directors and holders of at least 66 2/3% of the voting power of all then outstanding voting securities entitled to vote thereon, voting together as a single class, to amend, repeal or modify certain provisions of the proposed charter (Proposal No. 3);

(iii)

to provide that the number of authorized shares of any series of preferred stock authorized under the proposed charter may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares of any such series then outstanding) by the adoption of a resolution by the board of directors (Proposal No. 4);

(iv)

to provide for the classification of the board of directors into three classes of directors and for the removal of directors only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class (Proposal No. 5);

(b)

conditioned upon the approval of Proposals No. 2 through 5, a proposal to approve the proposed charter, which includes the approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the closing of the merger (Proposal No. 6 and together with Proposals No. 2 through 5, the “Amendment Proposals”);

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3.

The Director Election Proposal—To consider and vote upon a proposal to elect                  directors, effective immediately upon the closing of the merger, to be allocated by the board of directors into three classes of directors and to serve staggered terms on the Osprey board of directors until the first, second and third annual meetings of stockholders following the date of the filing of the proposed charter, as applicable, and until their respective successors are duly elected and qualified (Proposal No. 7 or the “Director Election Proposal”);

4.

The NYSE Proposal—To consider and vote upon a proposal, for purposes of complying with the applicable NYSE listing requirements (including Section 312.03 of the NYSE’s Listed Company Manual), to approve the issuance of shares of Osprey Class A common stock in accordance with the terms of the merger agreement and the PIPE documents in connection with the merger and the PIPE Investment (as defined below) (Proposal No. 8 or the “NYSE Proposal”);

5.

The Omnibus Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the 2021 Equity Incentive Plan (the “Omnibus Incentive Plan”), including the authorization of the initial share reserve under the Omnibus Incentive Plan (Proposal No. 9 or the “Omnibus Incentive Plan Proposal”);

6.

The ESPP Proposal—To consider and vote upon a proposal to approve and adopt the Employee Stock Purchase Plan (the “ESPP”), including authorization of the initial share reserve under the ESPP (Proposal No. 10 or the “ESPP Proposal”); and

7.

The Adjournment Proposal—To consider and vote upon a proposal to adjourn the Osprey Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Osprey Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal or the ESPP Proposal (Proposal No. 11 or the “Adjournment Proposal”).

The Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) are collectively referred to as the “Proposals”.

Only holders of record of Osprey common stock at the close of business on                 , 2021 are entitled to notice of the Osprey Special Meeting and to vote at the Osprey Special Meeting and any adjournments or postponements of the Osprey Special Meeting. A complete list of Osprey stockholders of record entitled to vote at the Osprey Special Meeting will be available for 10 days before the Osprey Special Meeting at the principal executive offices of Osprey for inspection by stockholders during ordinary business hours for any purpose germane to the Osprey Special Meeting.

Pursuant to Osprey’s existing charter, Osprey will provide holders (“public stockholders”) of its Class A common stock (“public shares”) with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as defined below), which holds the proceeds of Osprey’s initial public offering (the “initial public offering”) as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to Osprey to pay its franchise and income taxes) upon the closing of the transactions contemplated by the merger agreement. For illustrative purposes, based on funds in the Trust Account of $318,053,820 on March 31, 2021, the estimated per share redemption price would have been approximately $10.05, excluding additional interest earned on the funds held in the Trust Account and not previously released to Osprey to pay its franchise and income taxes. Public stockholders may elect to redeem their shares without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares. Osprey Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”), solely in its capacity as a stockholder of Osprey, has agreed to waive its redemption

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rights in connection with the consummation of the merger with respect to any shares of Osprey stock it may hold. Currently, the Sponsor holds shares representing approximately 20% of the aggregate voting power of the Osprey common stock, consisting of Class B common stock (“Founder Shares”). Such Founder Shares and warrants held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote any shares of Osprey stock owned by it in favor of the Proposals.

Approval of each of the Business Combination Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Amendment Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Osprey common stock, voting together as a single class, and (ii) holders of a majority of the outstanding shares of Osprey Class B common stock, voting separately as a single class. The Osprey board of directors unanimously recommends that you approve the Proposals.

As of March 31, 2021, there was $318,053,820 in the Trust Account, which Osprey intends to use for the purposes of consummating a business combination within the time period described in this proxy statement/consent solicitation statement/prospectus and to pay approximately $11.1 million in deferred underwriting commissions to the underwriters of Osprey’s initial public offering. Each redemption of public shares by its public stockholders will decrease the amount in the Trust Account. Osprey will not consummate the merger if the redemption of public shares would result in Osprey’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule).

The merger agreement provides that the obligation of BlackSky to consummate the merger is conditioned (among other things) on the amount of cash held in the Trust Account, minus the aggregate amount of cash required to satisfy all Osprey stockholder redemptions, plus the proceeds from the private placement of shares of New BlackSky Parent Class A common stock being issued at the closing of the merger (the “PIPE Investment”), equaling or exceeding $225,000,000. This condition to closing of the merger is for the sole benefit of BlackSky and may be waived by it. If, as a result of redemptions of Class A common stock by Osprey public stockholders, this condition is not met (or waived), then BlackSky may elect not to consummate the merger.

If Osprey stockholders fail to approve the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal or the ESPP Proposal, the merger will not occur. The proxy statement/consent solicitation statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Osprey Special Meeting. Please review the proxy statement/consent solicitation statement/prospectus carefully.

The Osprey board of directors has set the close of business on                 , 2021 as the record date for the Osprey Special Meeting. Only holders of record of shares of Osprey common stock at the close of business on                 , 2021 will be entitled to notice of and to vote at the Osprey Special Meeting and any adjournments or postponements thereof. Any stockholder entitled to attend and vote at the Osprey Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of shares of Osprey common stock.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF OSPREY COMMON STOCK YOU OWN. Whether or not you plan to attend the Osprey Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

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After careful consideration, the Osprey board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Amendment Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Omnibus Incentive Plan Proposal, “FOR” the “ESPP Proposal” and “FOR” the Adjournment Proposal (if necessary).

If you have any questions or need assistance with voting, please contact Morrow Sodali LLC, Osprey’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400.

Please read carefully the sections in the proxy statement/consent solicitation statement/prospectus regarding attending and voting at the annual meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS

Jonathan Z. Cohen Co-Chairman of the Board of Directors

                , 2021

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BlackSky Holdings, Inc.

13241 Woodland Park Road, Suite 300

Herndon, VA 20171

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To the Stockholders of BlackSky Holdings, Inc.:

Pursuant to the Agreement and Plan of Merger, dated as of February 17, 2021 (as it may be amended and/or restated from time to time, the “merger agreement”), by and among BlackSky Holdings, Inc. (“BlackSky”), Osprey Technology Acquisition Corp. (“Osprey”), and Osprey Technology Merger Sub, Inc., a wholly owned subsidiary of Osprey (“Merger Sub”), Merger Sub will merge with and into BlackSky with BlackSky surviving the merger as a wholly owned subsidiary of Osprey (the “merger”).

The accompanying proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the BlackSky board of directors to request that holders of BlackSky common stock and the holders of BlackSky preferred stock as of the record date of             , 2021 execute and return written consents to (i) adopt the merger agreement and approve the transactions contemplated thereby; (ii) waive all notice requirements applicable to, or triggered by, the merger, the merger agreement and the transactions contemplated thereby; and (iii) waive any appraisal or dissenters’ rights or any similar rights that such stockholders may have in connection with the merger.

The accompanying proxy statement/consent solicitation statement/prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in “Appraisal Rights”. Please note that if you wish to exercise appraisal rights you must not sign and return a written consent adopting the merger agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the merger. In addition, you must take all other steps necessary to perfect your appraisal rights in accordance with Section 262 of the DGCL.

After careful consideration, the BlackSky board of directors has unanimously approved the merger and the merger agreement and recommends that BlackSky stockholders adopt the merger agreement and approve the transactions contemplated thereby by submitting a written consent.

Please complete, date and sign the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus and return it promptly to BlackSky by one of the means described in “BlackSky’s Solicitation of Written Consents” of the accompanying proxy statement/consent solicitation statement/prospectus.

By Order of the Board of Directors,

Brian O’Toole President

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REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/consent solicitation statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/consent solicitation statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/ consent solicitation statement/prospectus and any of the documents incorporated by reference into this proxy statement/consent solicitation statement/prospectus or other publicly available information concerning Osprey, without charge, by written request to Secretary at Osprey Technology Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103 or by telephone request at (212) 920-1345; or Morrow Sodali LLC, Osprey’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or request such documents in writing at Morrow Sodali LLC, 1335 N Astor Street, #3A, Chicago, Illinois 60610-2142; or from the SEC through the SEC website at the address provided above.

In order for Osprey’s shareholders to receive timely delivery of the documents in advance of the special meeting of Osprey to be held on                     , 2021, you must request the information no later than                     , 2021, five business days prior to the date of the special meeting.

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BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/consent solicitation statement/prospectus, unless otherwise noted or the context otherwise requires:

•	references to “BlackSky” are to BlackSky Holdings, Inc. and its consolidated subsidiaries;

•

references to “BlackSky equityholders” are to the holders of any (i) shares of BlackSky preferred stock, BlackSky common stock, (ii) options to purchase shares of BlackSky common stock, (iii) BlackSky restricted stock units or (iv) warrants to purchase shares of any BlackSky common stock or BlackSky preferred stock, collectively;

•	references to the “effective time” are to the time at which the merger becomes effective;

•	references to “Insider PIPE Investors” are to PIPE Investors that are existing directors or officers of, or otherwise affiliated or associated with, or identified by, Osprey;

•	references to the “merger” are to the proposed merger of Merger Sub with and into BlackSky, with BlackSky being the surviving corporation;

•	references to “Merger Sub” are to Osprey Technology Merger Sub, Inc.;

•

references to “New BlackSky” are to BlackSky Technology Inc. (f/k/a Osprey Technology Acquisition Corp.) as of immediately following the effective time and its consolidated subsidiaries, and references to “New BlackSky Parent” refer only to BlackSky Technology Inc. (f/k/a Osprey Technology Acquisition Corp.) as of immediately following the effective time, exclusive of its subsidiaries, in each case, after giving effect to the merger;

•	references to “Osprey” are to Osprey Technology Acquisition Corp. before giving effect to the merger;

•

references to “Osprey common stock” are to, prior to the effective time, collectively, Osprey Class A common stock and Osprey Class B common stock, and at and after the effective time, New BlackSky Parent Class A common stock;

•	references to the “PIPE Investment” are to the private placement of shares of New BlackSky Parent Class A common stock being issued at the closing of the merger;

•	references to “PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•	references to “public shares” are to, prior to the effective time, shares of Osprey Class A common stock;

•	references to “Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;

•	references to “Third Party PIPE Investor” are to any PIPE Investor who is not an Insider PIPE Investor.

Unless specified otherwise, amounts in this proxy statement/consent solicitation statement/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/consent solicitation statement/prospectus have the meanings ascribed to them in the financial statements.

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QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the merger, the stockholder meeting and the consent solicitation. We urge you to read carefully the remainder of this proxy statement/consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/consent solicitation statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Osprey stockholders and the community, the Osprey Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast.

Q:	HOW DO I ATTEND A VIRTUAL MEETING?

A:

As a registered stockholder, along with this proxy statement/consent solicitation statement/prospectus, you received a proxy card from Continental Stock Transfer & Trust Company, our transfer agent, which contains instructions on how to attend the virtual Osprey Special Meeting, including the URL address and your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company (“Continental”) at (917) 262-2373, or email at proxy@continentalstock.com.

You can pre-register to attend the virtual Osprey Special Meeting starting on                 , 2021 (5 business days prior to the meeting). Enter the following URL address into your browser https://www.cstproxy.com/ospreytechnology/sm2021, then enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Osprey Special Meeting, you will need to re-log in using the same control number and, if you want to vote during the meeting, you will be prompted to enter your control number again.

Beneficial owners who own their investments through a bank or broker will need to contact Continental to receive a control number. If you plan to vote at the Osprey Special Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote Continental can issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number, at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Osprey Special Meeting by dialing within the U.S. and Canada: 1 (877) 770-3647 (toll free) or outside of the U.S. and Canada: +1 (312) 780-0854 and when prompted enter the pin #38458611. This is listen only, so you will not be able to vote or enter questions during the Osprey Special Meeting.

Q:	WHAT IS THE MERGER?

A:

Osprey, Merger Sub, a wholly-owned subsidiary of Osprey, and BlackSky have entered into an Agreement and Plan of Merger, dated as of February 17, 2021 (as it may be amended and/or restated from time to time, the “merger agreement”), pursuant to which Merger Sub will merge with and into BlackSky, with BlackSky being the surviving company and a wholly-owned subsidiary of Osprey.

Osprey will hold the Osprey Special Meeting to, among other things, obtain the approvals required for the merger and the other transactions contemplated by the merger agreement and you are receiving this proxy statement/consent solicitation statement/prospectus in connection with such meeting. BlackSky is also providing these consent solicitation materials to the holders of BlackSky common stock and preferred stock, to solicit, among other things, the required written consent to adopt the merger

i

agreement and approve the transactions contemplated thereby (the “BlackSky Business Combination Proposal”). See “The Merger Agreement” for more information. In addition, a copy of the merger agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. We urge you to read carefully this proxy statement/consent solicitation statement/prospectus and the merger agreement in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

Osprey is sending this proxy statement/consent solicitation statement/prospectus to its stockholders to help them decide how to vote their shares of Osprey common stock with respect to the matters to be considered at the Osprey Special Meeting. BlackSky is also providing these consent solicitation materials to the holders of BlackSky common stock and preferred stock in order to solicit such holders’ written consent to, among other things, the BlackSky Business Combination Proposal.

The merger cannot be completed unless the conditions to the merger set forth in the merger agreement are satisfied or waived, including (among others) the approval by Osprey’s stockholders of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal set forth in this proxy statement/consent solicitation statement/prospectus for their approval and the approval by BlackSky’s stockholders of the BlackSky Business Combination Proposal. Information about the Osprey Special Meeting, the consent solicitation, the merger and the other business to be considered by stockholders at the Osprey Special Meeting is contained in this proxy statement/consent solicitation statement/prospectus.

This document constitutes a proxy statement of Osprey, a consent solicitation statement of BlackSky and a prospectus of Osprey. It is a proxy statement because the board of directors of Osprey is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a consent solicitation statement because the board of directors of BlackSky is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because Osprey, in connection with the merger, is offering shares of Osprey Class A common stock in exchange for the outstanding shares of BlackSky capital stock, options, RSUs and warrants. See “The Merger Agreement—Merger Consideration” for more information.

Q:	WHAT WILL BLACKSKY EQUITYHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, at the effective time, each outstanding share of BlackSky capital stock (other than shares of BlackSky Class B common stock, treasury shares and shares with respect to which appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”) are properly exercised and not withdrawn) will be converted into a number of shares of Osprey Class A common stock based on the Per Share Exchange Ratio applicable thereto (as defined in the merger agreement and described herein) and each outstanding BlackSky restricted stock unit, option and warrant will be converted into an Osprey restricted stock unit, option or warrant based on the Per Share Exchange ratio applicable to shares of BlackSky Class A common stock.

The total number of shares of Osprey Class A common stock issuable to the BlackSky equityholders in connection with the merger (which is referred to herein as the “Total Consideration Share Amount”) will be calculated by dividing (x) an amount equal to (a) $925,000,000, plus (b) the aggregate exercise prices that would be paid to BlackSky if all options and warrants to purchase BlackSky capital stock outstanding immediately prior to the effective time were exercised in full, minus (c) an amount (not to exceed $1.8 million) equal to the unfunded portion of a bridge loan BlackSky has the right to incur prior to the closing of the merger, and minus (d) the total consideration payable for shares of BlackSky’s Class B common stock in connection with the merger (which amount will equal less than $1,000 in the aggregate) by (y) $10.00. Based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan, it is currently anticipated the total number of shares of Osprey Class A common stock constituting the Total Consideration Share Number will equal approximately                  shares.

Effective as of the effective time and by virtue of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio (as defined in the merger agreement) that is applicable to such share.

Pursuant to the merger agreement, each issued and outstanding share of BlackSky Class B common stock will be converted into the right to receive cash consideration equal to $0.00001 per share. The total cash consideration payable to the holders of BlackSky Class B common stock in connection with the merger will equal less than $1,000 in the aggregate.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky preferred stock will be equal to the greater of (i) a number of shares of Osprey Class A common stock equal in value (based on the Acquiror Closing Trading Price, as described below) to the liquidation preference payable with respect to such share of BlackSky preferred stock pursuant to BlackSky’s amended and restated certificate of incorporation and (ii) a number of shares of Osprey Class A common stock issuable with respect to one share of BlackSky Class A common stock in connection with the merger. Pursuant to the merger agreement, “Acquiror Closing Trading Price” means the average closing sale price of one share of Osprey Class A common stock on the New York Stock Exchange (“NYSE”) over the thirty day period ending three days prior to the closing of the merger.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky Class A common stock (also referred to herein as the “Class A Common Exchange Ratio”) will equal the quotient of (A) the portion of the Total Consideration Share Amount remaining after deducting the portion thereof payable in connection with the merger to the holders of BlackSky preferred stock, divided by (B) the number of participating shares of BlackSky Class A common stock issued and outstanding as of immediately prior to the effective time on a fully diluted basis (excluding shares of BlackSky Class A common stock issuable upon the conversion of BlackSky preferred stock that will receive their liquidation preference in connection with the merger and excluding shares of BlackSky Class B common stock).

Effective as of the effective time and by virtue of the merger, each BlackSky Stock Option that is outstanding and unexercised as of immediately prior to the effective time will be converted into an option to acquire a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky Class A common stock subject to the applicable BlackSky Stock Option and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option (each an “Assumed Osprey Stock Option”). The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

Effective as of the effective time and by virtue of the merger, each BlackSky RSU Award that is outstanding as of immediately prior to the effective time will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky common stock subject to the applicable BlackSky RSU Award and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky RSU Award.

Each BlackSky Warrant that is outstanding and unexercised as of immediately prior to the effective time will be (i) automatically exercised in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically exercised in connection with the merger (an “Exercising BlackSky Warrant”), (ii) automatically terminated in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically terminated if not exercised prior to the effective time (a “Terminating BlackSky Warrant”) or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Class A common stock if the BlackSky Warrant is not a Terminating BlackSky Warrant or Exercising BlackSky Warrant.

Q:	WHEN WILL THE MERGER BE COMPLETED?

A:

The parties currently expect that the merger will be completed during the third quarter of 2021. However, neither Osprey nor BlackSky can assure you of when or if the merger will be completed and it is possible that factors outside of the control of both companies could result in the merger being completed at a different time or not at all. Osprey must first obtain the approval of Osprey stockholders for each of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal set forth in this proxy statement/consent solicitation statement/prospectus, BlackSky must first obtain the written consent of BlackSky stockholders adopting the merger agreement and approving the transactions contemplated thereby and Osprey and BlackSky must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See “The Merger Agreement—Conditions to the Merger” for more information.

Q:	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:

If the merger is not completed, BlackSky equityholders will not receive any consideration for their shares of BlackSky common stock and BlackSky preferred stock or other BlackSky equity interests. Instead, BlackSky will remain an independent company. Under specified circumstances, BlackSky will be required to pay to Osprey a fee with respect to the termination of the merger agreement. See “The Merger Agreement—Termination—BlackSky Termination Fee” and “Risk Factors” for more information.

QUESTIONS AND ANSWERS ABOUT OSPREY’S SPECIAL STOCKHOLDER MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Osprey stockholders are being asked to vote on the following proposals:

1.	the Business Combination Proposal;

2.	the Amendment Proposals;

3.	the Director Election Proposal;

4.	the NYSE Proposal;

5.	the Omnibus Incentive Plan Proposal;

6.	the ESPP Proposal; and

7.	the Adjournment Proposal (if necessary).

The merger is conditioned upon the approval of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal, subject to the terms of the merger agreement. The merger is not conditioned upon the approval of the Adjournment Proposal. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other.

Q:	WHY IS OSPREY PROPOSING THE MERGER?

A:

Osprey was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities (collectively, a “business combination”).

On November 5, 2019, Osprey completed its initial public offering, generating gross proceeds of $275,000,000. On November 11, 2019, the underwriters notified Osprey of their intention to exercise their over-allotment option in full on November 13, 2019, as a result of which the aggregate proceeds deposited in the Trust Account in connection with the initial public offering amounted to $316,250,000. Since Osprey’s initial public offering, Osprey’s activity has been limited to the evaluation of business combination candidates.

BlackSky is a leading provider of real-time geospatial intelligence, imagery and related data analytic products and services and mission systems. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of observations from its constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service is powered by cutting-edge compute techniques including machine learning, artificial intelligence, computer vision, and natural language processing. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup. Based on its due diligence investigations of BlackSky and the industry in which it operates, including the financial and other information provided by BlackSky in the course of their negotiations in connection with the merger agreement, Osprey believes that BlackSky has a leading position in real-time geospatial intelligence, imagery and related data analytic products and services and mission systems and a management team with skills that are complementary to those of Osprey. As a result, Osprey’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to Osprey, that the proposed merger represents the best potential business combination for Osprey and the most attractive opportunity for Osprey’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and Osprey’s board of directors’ belief that such

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process has not presented a better alternative. See “The Merger—Recommendation of the Osprey Board of Directors and Reasons for the Merger”.

Q:	DID THE OSPREY BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:

Osprey’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. Osprey’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, and concluded that their experience and backgrounds, together with the experience and sector expertise of Osprey’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, Osprey’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Osprey’s board of directors and advisors in valuing BlackSky’s business.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

If you are a holder of public shares, you have the right to demand that Osprey redeem such shares for a pro rata portion of the cash held in the Trust Account regardless of whether you vote for or against or abstain from voting on the Business Combination Proposal (such rights, “redemption rights”).

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed.

Under Osprey’s existing charter, the merger may be consummated only if Osprey has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their shares for cash. Additionally, BlackSky will not be required to consummate the merger if the amount of cash held in the Trust Account, minus the aggregate amount of cash required to satsify all Osprey stockholder redemptions, plus the proceeds from the PIPE Investment does not equal or exceed $225,000,000.

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights (subject to compliance with the requirements for redemption as described in “Osprey Special Meeting of Stockholders—Redemption Rights”) whether you vote your shares of Class A common stock for or against or abstain from voting on the Business Combination Proposal or any other Proposal described in this proxy statement/consent solicitation statement/prospectus. As a result, the merger can be approved by stockholders who will redeem their shares and no longer remain stockholders.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of public shares and wish to exercise your redemption rights, you must (i) demand that Osprey redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Continental, Osprey’s transfer agent, physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Osprey Special Meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was $                , or $                 per share, as of                 , 2021, the Osprey record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Osprey to pay its franchise and income taxes, will be paid promptly upon consummation of the merger. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Osprey’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time at which the vote is taken with respect to the Business Combination Proposal at the Osprey Special Meeting. If you deliver your shares for redemption to Osprey’s transfer agent and later decide prior to the Osprey Special Meeting not to elect redemption, you may simply request that Osprey’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of redemption rights must be received by Osprey’s transfer agent prior to the vote taken on the Business Combination Proposal at the Osprey Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the Osprey Special Meeting.

If a holder of public shares votes for or against the Business Combination Proposal and demand is properly made as described above, then, if the merger is consummated, Osprey will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your public shares for cash.

For a summary of the U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “United States Federal Income Tax Considerations—Redemption of Osprey Class A common stock”.

Q:	DOES A HOLDER OF OSPREY COMMON STOCK HAVE APPRAISAL RIGHTS IF THE HOLDER OBJECTS TO THE PROPOSED BUSINESS COMBINATION?

A:	No. There are no appraisal rights available to holders of shares of Osprey common stock in connection with the merger.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE MERGER?

A:

Following the closing of Osprey’s initial public offering, an amount equal to $275,000,000 ($10.00 per unit) from the net proceeds together with funds raised from the private sale of warrants simultaneously with the consummation of Osprey’s initial public offering, was placed in the Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act which invest only in direct U.S. government treasury obligations until the earlier of (i) the consummation of a business combination or (ii) the distribution of the trust account. On November 13, 2019, in connection with the underwriters’ full exercise of their over-allotment option, Osprey consummated the sale of additional units and warrants, and an additional $41,250,000 of net proceeds was placed in the Trust Account, resulting in $316,250,000 held in the trust account as of November 13, 2019. After consummation of the merger, the funds in the Trust Account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the merger (including aggregate fees of approximately $11,068,750 as deferred underwriting commissions related to Osprey’s initial public offering) and for New BlackSky’s working capital and general corporate purposes, including to pay down a portion of BlackSky’s debt.

Q:	WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF PUBLIC STOCKHOLDERS VOTE IN FAVOR OF THE OSPREY BUSINESS COMBINATION PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A:

Osprey’s public stockholders may vote in favor of the merger and still exercise their redemption rights. Accordingly, the merger may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, BlackSky will not be required to consummate the merger if the amount of cash held in the Trust Account, minus the aggregate amount of cash required to satisfy all Osprey stockholder redemptions, plus the proceeds from the PIPE Investment does not equal or exceed $225,000,000. As of March 31, 2021, there was approximately $318,053,820 in the Trust Account. Thus, assuming there are $180,000,000 of proceeds from the PIPE Investment and a price of approximately $10.05 per share of Osprey common stock, Osprey public stockholders holding approximately 27,169,534 shares of Osprey Class A common stock may exercise their redemption without depleting the amount held in the Trust Account below $225,000,000. Additionally, a public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares. With fewer public shares and public stockholders, the trading market for Osprey Class A common stock may be less liquid than the market for Osprey Class A common stock prior to the merger and Osprey may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into BlackSky’s business will be reduced and New BlackSky may not be able to reduce its outstanding indebtedness as currently contemplated.

Q:	WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A:

If Osprey does not complete the merger for any reason, Osprey would search for another target business with which to complete a business combination. If Osprey does not complete the merger with BlackSky or another target business by November 5, 2021, Osprey must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding public shares. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Osprey’s outstanding warrants. Accordingly, such warrants will expire worthless.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:

The Sponsor owns of record and is entitled to vote an aggregate of approximately 20% of the outstanding shares of Osprey common stock. The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote any Founder Shares and any other shares of Osprey stock held by them as of the record date in favor of the Proposals. See “Other Agreements—Sponsor Support Agreement” for more information.

Q:	WHAT CONSTITUTES A QUORUM AT THE OSPREY SPECIAL MEETING?

A:

A majority of the voting power of the issued and outstanding Osprey stock entitled to vote at the Osprey Special Meeting must be present in person or represented by proxy at the Osprey Special Meeting to constitute a quorum and in order to conduct business at the Osprey Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holder of the Founder Shares, who currently owns approximately 20% of the issued and outstanding shares of Osprey common stock, will count towards this quorum. In the absence of receipt of proxies representing a sufficient number of shares of Osprey common stock to approve the Business

Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal, the chairman of the Osprey Special Meeting has power to adjourn the Osprey Special Meeting. As of the record date for the Osprey Special Meeting, shares of Osprey common stock would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE OSPREY SPECIAL MEETING?

A:

The Business Combination Proposal: The affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Business Combination Proposal. Osprey stockholders must approve the Business Combination Proposal in order for the merger and the other transactions contemplated by the merger agreement to occur. If Osprey stockholders fail to approve the Business Combination Proposal, the merger will not occur. As further discussed in “Other Agreements—Sponsor Support Agreement”, the Sponsor has entered into an agreement with Osprey and BlackSky, pursuant to which the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote any shares of Osprey stock held by it in favor of the Business Combination Proposal and the other Proposals. Currently, the Sponsor holds shares representing approximately 20% of the aggregate voting power of the Osprey common stock.

The Amendment Proposals: The affirmative vote of the (i) holders of a majority of the outstanding shares of Osprey common stock, voting together as a single class, and (ii) the holders of a majority of the outstanding shares of Osprey Class B common stock, voting separately as a single class, is required to approve the Amendment Proposals. The merger is conditioned upon the approval of the Amendment Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Amendment Proposals, if the merger is not consummated for any reason, the actions contemplated by the Amendment Proposals will not be effected.

The Director Election Proposal: The affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Director Election Proposal. The merger is conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of the Director Election Proposal, if the merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The NYSE Proposal: The affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the NYSE Proposal. The merger is conditioned upon the approval of the NYSE Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the NYSE Proposal, if the merger is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.

The Omnibus Incentive Plan Proposal: The affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Omnibus Incentive Plan Proposal. The merger is conditioned upon the approval of the Omnibus Incentive Plan Proposal. Notwithstanding the approval of the Omnibus Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Omnibus Incentive Plan Proposal will not be effected.

The ESPP Proposal: The affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the ESPP Proposal. The merger is conditioned upon the approval of the ESPP Proposal. Notwithstanding the approval of the ESPP Proposal, if the merger is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

The Adjournment Proposal: The affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, is required to approve the Adjournment Proposal. The merger is not conditioned upon the approval of the Adjournment Proposal. The chairman of the Osprey Special Meeting has the power to adjourn the Osprey Special Meeting only in the absence of receipt of proxies representing a sufficient number of shares of Osprey common stock to approve the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal.

Q:	DO ANY OF OSPREY’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF OSPREY STOCKHOLDERS?

A:

Certain members of the board of directors and executive officers of Osprey and the Sponsor, including their directors and executive officers, have interests in the merger that are different from, or in addition to, those of Osprey stockholders generally. The Osprey board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the Business Combination Proposal, the Amendment Proposal and the other proposals be approved by Osprey stockholders. See the section titled “The Merger—Interests of Osprey’s Directors and Officers in the Merger” of this proxy statement/consent solicitation statement/prospectus.

Q:	WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in this proxy statement/consent solicitation statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Osprey Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of Osprey as of , 2021 (the “Osprey record date”) you may submit your proxy before the Osprey Special Meeting in any of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the Internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of Osprey as of the Osprey record date, you may also cast your vote virtually at the Osprey Special Meeting.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Osprey Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE OSPREY SPECIAL MEETING?

A:

The Osprey Special Meeting of stockholders will be held on                 , 2021, at                  New York City time, at https://www.cstproxy.com/ospreytechnology/sm2021. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Osprey stockholders and the community, the Osprey Special Meeting will be a completely virtual meeting of stockholders

x

conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/ospreytechnology/sm2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus. All Osprey stockholders as of the Osprey record date, or their duly appointed proxies, may attend the Osprey Special Meeting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Osprey or by voting virtually at the Osprey Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee. In addition to such legal proxy, if you plan to attend the Osprey Special Meeting, but are not a stockholder of record because you hold your shares in “street name”, please bring evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you to the Osprey Special Meeting.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Osprey Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are an Osprey stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. Such broker non-votes will have no effect on such proposals, except for the Amendment Proposals for which a broker non-vote will be the equivalent of a vote “AGAINST” such proposals.

Q:	WHAT IF I ATTEND THE OSPREY SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Osprey Special Meeting, an abstention occurs when a stockholder attends the meeting in person and does not vote or returns a proxy with an “abstain” vote.

If you are an Osprey stockholder that attends the Osprey Special Meeting in person and fails to vote on the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on such proposals, except for the Amendment Proposals for which your failure to vote will be the equivalent of a vote “AGAINST” such proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the Osprey stock represented by your proxy will be voted as recommended by the Osprey board of directors with respect to that proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the Osprey Special Meeting. You may do this in one of three ways:

•	filing a notice with the corporate secretary of Osprey;

•	mailing a new, subsequently dated proxy card; or

•	by attending the Osprey Special Meeting virtually and electing to vote your shares virtually.

If you are a stockholder of record of Osprey and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to c/o Osprey, 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103, and it must be received at any time before the vote is taken at the Osprey Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than                 , New York City time, on                 , 2021, or by voting virtually at the Osprey Special Meeting. Simply attending the Osprey Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your shares of Osprey common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE OSPREY SPECIAL MEETING?

A:

If you fail to take any action with respect to the Osprey Special Meeting and the merger is approved by stockholders and consummated, you will continue to be a stockholder of Osprey. You may exercise your redemption rights (subject to compliance with the requirements for redemption as described in “Osprey Special Meeting of Stockholders—Redemption Rights”) whether you vote your shares of Class A common stock for or against or abstain from voting on the Business Combination Proposal or any other Proposal described in this proxy statement/consent solicitation statement/prospectus. If you fail to take any action with respect to the Osprey Special Meeting and the merger is not approved, you will continue to be a stockholder of Osprey while Osprey searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:

The U.S. federal income tax consequences of the redemption depend on each stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your particular tax consequences from the merger. See “United States Federal Income Tax Considerations” for more information.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali LLC, Osprey’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or request such documents in writing at Morrow Sodali LLC, 1335 N Astor Street, #3A, Chicago, Illinois 60610-2142. You may also request additional copies of this proxy statement/consent solicitation statement/prospectus or the enclosed proxy card by calling (212) 920-1345 or by written request to Secretary at Osprey Technology Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

QUESTIONS AND ANSWERS ABOUT BLACKSKY’S CONSENT SOLICITATION

Q:	WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR BLACKSKY?

A:

The BlackSky board of directors has set             , 2021 as the record date (the “BlackSky record date”) for determining BlackSky stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of BlackSky common stock and holders of outstanding BlackSky preferred stock as of the close of business on the BlackSky record date will be entitled to give a consent using the form of written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Q:	WHAT APPROVAL IS REQUIRED BY BLACKSKY STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A:

The merger cannot be completed unless the conditions to the merger set forth in the merger agreement are satisfied or waived, including (among others) the approval by BlackSky’s stockholders of the BlackSky Business Combination Proposal. The BlackSky Business Combination Proposal requires the approval of the holders of (i) at least a majority of the voting power of the outstanding shares of BlackSky common stock and preferred stock (calculated on an as-converted to BlackSky common stock basis), voting or acting by written consent together as a single class, and (ii) at least a majority of outstanding shares of BlackSky preferred stock, voting or acting by written consent together as a single class. As of the close of business on the BlackSky record date, there were                  shares of BlackSky common stock outstanding and entitled to vote and                  shares of BlackSky preferred stock outstanding and entitled to vote.

Q:	DO ANY OF BLACKSKY’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF BLACKSKY STOCKHOLDERS?

A:

BlackSky’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of BlackSky stockholders generally. The BlackSky board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the merger agreement and in recommending that the merger agreement be approved by the stockholders of BlackSky. See “The Merger—Interests of BlackSky Directors and Executive Officers in the Merger” for more information.

Q:	HOW CAN I RETURN MY WRITTEN CONSENT?

A:

If you hold shares of BlackSky common stock or BlackSky preferred stock as of the close of business on the BlackSky record date and you wish to submit your consent, you must fill out the written consent furnished with this proxy statement/consent solicitation statement/prospectus, date and sign it, and promptly return it to BlackSky. Once you have completed, dated and signed your written consent, deliver it to BlackSky by emailing a .pdf copy of your written consent to Blacksky-IR@blacksky.com or by mailing your written consent to BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, Attention: Chief Financial Officer. BlackSky does not intend to hold a stockholders’ meeting to consider the BlackSky Business Combination Proposal, and, unless BlackSky decides to hold a stockholders’ meeting for such purposes, you will be unable to vote in person by attending a stockholders’ meeting.

Q:	WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:

The BlackSky board of directors has set                 , New York City time, on             , 2021 as the targeted final date for the receipt of written consents (the “target date”). Certain BlackSky stockholders (the “Key Stockholders”) entered into support agreements with Osprey, BlackSky and Merger Sub (the “Stockholder Support Agreements”). As of the BlackSky record date, the Key Stockholders held approximately         % of the outstanding shares of BlackSky capital stock (calculated on an as-converted basis) and approximately         % of the outstanding shares of BlackSky preferred stock. Under the Stockholder Support Agreements, the Key Stockholders agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to execute and deliver a written consent with respect to the outstanding shares of BlackSky common stock and BlackSky preferred stock held by the Key Stockholders, adopting the merger agreement and approving the merger, subject to certain exceptions. For a more detailed description of the Stockholder Support Agreement, see “Other Agreements—Stockholder Support Agreement”. The target date is the date on which BlackSky expects to receive the written consents of the Key Stockholders under the Stockholder Support Agreements. BlackSky reserves the right to extend the final date for the receipt of written consents beyond             , 2021. Any such extension may be made without notice to BlackSky stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude.

Q:	WHAT OPTIONS DO I HAVE WITH RESPECT TO THE PROPOSED MERGER?

A:

With respect to the shares of BlackSky common stock and BlackSky preferred stock that you hold, you may execute a written consent to approve the BlackSky Business Combination Proposal (which is equivalent to a vote for the proposal). If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the BlackSky Business Combination Proposal.

Q:	CAN I DISSENT AND REQUIRE APPRAISAL OF MY SHARES?

A:

If you are a BlackSky stockholder who does not consent to the merger agreement, and the merger is completed, you will, by complying with Section 262 of the DGCL, not otherwise waiving or losing appraisal rights and continuously holding such shares from the date of making a written demand for appraisal through the effective time of the merger, be entitled, under Section 262 of the DGCL, to have your shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value” (or in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the merger to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” of your shares as so determined by the Delaware Court of Chancery could be greater than, the same as or less than the consideration payable pursuant to the merger agreement. Section 262 of the DGCL is attached to this proxy statement/consent solicitation statement/prospectus as Annex D. Failure to follow any of the statutory procedures set forth in Annex D may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, if the merger agreement receives the requisite BlackSky stockholder approval, then a notice of appraisal rights must be given, which notice will be given to non-consenting BlackSky stockholders in the future. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice, BlackSky is not yet obligated to give such notice and it is not yet known whether you are entitled to such appraisal rights. As such, BlackSky recommends that you not send in any demand for appraisal rights before such notice (if any) is given because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See “Appraisal Rights” for more information.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO BLACKSKY EQUITYHOLDERS?

A:	The parties intend for the merger to qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986 (the “Code”).

The U.S. federal income tax consequences of the merger depend on each stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your particular tax consequences from the merger. See “United States Federal Income Tax Considerations” for more information.

Q:	SHOULD BLACKSKY STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:

Yes. To receive consideration for shares of BlackSky capital stock in the merger, BlackSky stockholders are requested to complete and execute the form of letter of transmittal that will be mailed to each BlackSky stockholder by Osprey concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, and deliver such letter of transmittal, along with any certificates representing shares of BlackSky common stock and BlackSky preferred stock, to the extent such shares are certificated, and any other documents requested in the form of letter of transmittal, to Osprey pursuant to the instructions therein.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE CONSENT SOLICITATION?

A:

If you are a BlackSky stockholder and have any questions about the merger or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent or letter of transmittal, you should contact BlackSky by email at Blacksky-IR@blacksky.com or by mail to BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, Attention: Chief Financial Officer.

SUMMARY

This summary highlights selected information included in this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote.

The Merger and the Merger Agreement

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

If the merger agreement and the transactions contemplated thereby are approved by BlackSky stockholders and Osprey stockholders, and the other conditions to the merger set forth in the merger agreement are satisfied or waived, Merger Sub will merge with and into BlackSky, with BlackSky being the surviving company and a wholly-owned subsidiary of Osprey.

Merger Consideration

Pursuant to the merger agreement, at the effective time, each outstanding share of BlackSky capital stock (other than shares of BlackSky Class B common stock, treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) will be converted into a number of shares of Osprey Class A common stock based on the Per Share Exchange Ratio applicable thereto (as defined in the merger agreement and described herein) and each outstanding BlackSky restricted stock unit, option and warrant will be converted into an Osprey restricted stock unit, option or warrant based on the Per Share Exchange ratio applicable to shares of BlackSky Class A common stock.

The total number of shares of Osprey Class A common stock issuable to the BlackSky equityholders in connection with the merger (which is referred to herein as the “Total Consideration Share Amount”) will be calculated by dividing (x) an amount equal to (a) $925,000,000, plus (b) the aggregate exercise prices that would be paid to BlackSky if all options and warrants to purchase BlackSky capital stock outstanding immediately prior to the effective time were exercised in full, minus (c) an amount (not to exceed $1.8 million) equal to the unfunded portion of a bridge loan BlackSky has the right to incur prior to the closing of the merger, and minus (d) the total consideration payable for shares of BlackSky’s Class B common stock in connection with the merger (which amount will equal less than $1,000 in the aggregate) by (y) $10.00. Based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan, it is currently anticipated the total number of shares of Osprey Class A common stock constituting the Total Consideration Share Number will equal approximately              shares.

Pursuant to the merger agreement, each issued and outstanding share of BlackSky Class B common stock will be converted into the right to receive cash consideration equal to $0.00001 per share. The total cash consideration payable to the holders of BlackSky Class B common stock in connection with the merger will equal less than $1,000 in the aggregate.

Effective as of the effective time and by virtue of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio (as defined in the merger agreement) that is applicable to such share.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky preferred stock will be equal to the greater of (i) a number of shares of Osprey Class A common stock equal in value (based on the Acquiror Closing Trading Price, as described below) to the liquidation preference payable with respect to such share of BlackSky preferred stock pursuant to BlackSky’s amended and restated certificate of incorporation and (ii) a number of shares of Osprey Class A common stock issuable with respect to one share of BlackSky Class A common stock in connection with the merger. Pursuant to the merger agreement, “Acquiror Closing Trading Price” the average closing sale price of one share of Osprey Class A common stock on the NYSE over the thirty day period ending three days prior to the closing of the merger.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky Class A common stock (also referred to herein as the “Class A Common Exchange Ratio”) will equal the quotient of (A) the portion of the Total Consideration Share Amount remaining after deducting the portion thereof payable in connection with the merger to the holders of BlackSky preferred stock, divided by (B) the number of participating shares of BlackSky Class A common stock issued and outstanding as of immediately prior to the effective time on a fully diluted basis (excluding shares of BlackSky Class A common stock issuable upon the conversion of BlackSky preferred stock that will receive their liquidation preference in connection with the merger and excluding shares of BlackSky Class B common stock).

Treatment of BlackSky Options, RSU & Warrants in the Merger

Effective as of the effective time and by virtue of the merger, each BlackSky Stock Option that is outstanding and unexercised as of immediately prior to the effective time will be converted into an option to acquire a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky Class A common stock subject to the applicable BlackSky Stock Option and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option (each an “Assumed Osprey Stock Option”). The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

Effective as of the effective time and by virtue of the merger, each BlackSky RSU Award that is outstanding as of immediately prior to the effective time will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky common stock subject to the applicable BlackSky RSU Award and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky RSU Award.

Each BlackSky Warrant that is outstanding and unexercised as of immediately prior to the effective time will be (i) automatically exercised in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically exercised in connection with the merger (an “Exercising BlackSky Warrant”), (ii) automatically terminated in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically terminated if not exercised prior to the effective time (a “Terminating BlackSky Warrant”) or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Class A common stock if the BlackSky Warrant is not a Terminating BlackSky Warrant or Exercising BlackSky Warrant.

Recommendation of the BlackSky Board of Directors

After consideration, the BlackSky board of directors unanimously adopted resolutions, determining that the merger agreement and the transactions contemplated thereby, including the merger agreement, were advisable, fair to, and in the best interests of BlackSky and its stockholders, approved and authorized the merger agreement and the transactions contemplated thereby, including the merger and authorized and directed that the merger agreement be submitted to the stockholders of BlackSky for consideration and the solicitation of a written consent of such stockholders to, among other things, adopt and approve the merger agreement. The BlackSky board of directors unanimously recommends that the BlackSky stockholders adopt and approve the merger agreement and approve the transactions contemplated thereby by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

For a description of various factors considered by the BlackSky board of directors in reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, see “The Merger—Recommendation of the BlackSky Board of Directors and Reasons for the Merger”.

Recommendation of the Osprey Board of Directors

The Osprey board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Osprey and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the Osprey Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The Osprey board of directors unanimously recommends that Osprey’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Amendment Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Omnibus Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary). See “The Merger—Recommendation of the Osprey Board of Directors and Reasons for the Merger” for more information.

BlackSky Solicitation of Written Consents

Record Date; BlackSky Stockholders Entitled to Consent

The BlackSky board of directors has set             , 2021 (the “BlackSky record date”) as the record date for determining BlackSky stockholders entitled to sign and deliver written consent to adopt the merger agreement and approve the transactions contemplated thereby.

Only BlackSky stockholders of record holding shares of BlackSky common stock or BlackSky preferred stock outstanding as of the close of business on the BlackSky record date are entitled to sign and deliver written consents with respect to the BlackSky Business Combination Proposal. As of the close of business on the BlackSky record date, there were          shares of BlackSky common stock and          shares of BlackSky preferred stock outstanding and entitled to sign and deliver written consents with respect to the BlackSky Business Combination Proposal. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on             , 2021.

Consents; Required Consents

Written consents from the holders of (i) at least a majority of the voting power of the outstanding shares of BlackSky common stock and preferred stock (calculated on an as-converted to BlackSky common stock basis), voting or acting by written consent together as a single class, and (ii) a majority of the outstanding shares of BlackSky preferred stock, acting together as a single class, are required to adopt the BlackSky Business Combination Proposal.

In connection with the entry by the parties into the merger agreement, the Key Stockholders entered into the Stockholder Support Agreements with Osprey and BlackSky. Under the Stockholder Support Agreements, the

Key Stockholders agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective and solely in their capacities as stockholders of BlackSky, to execute and deliver a written consent with respect to the outstanding shares of BlackSky common stock and BlackSky preferred stock held by the Key Stockholders adopting the merger agreement and approving the merger unless the merger is no longer recommended by the BlackSky board of directors in accordance with the merger agreement, in which case, the Key Stockholders would vote 35% of their shares of BlackSky stock adopting the merger agreement and would be entitled, in their sole discretion, to vote their remaining shares in any manner. The shares of BlackSky common stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent approximately             % of the outstanding voting power of BlackSky common stock and approximately             % outstanding voting power of BlackSky preferred stock (on an as converted to BlackSky common stock basis). The delivery of the written consents by the Key Stockholders pursuant to the Stockholder Support Agreements with respect to the shares of BlackSky common stock and BlackSky preferred stock that are owned by the Key Stockholders adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the BlackSky board of directors in accordance with the merger agreement.

Submission of Consents

You may consent to the BlackSky Business Combination Proposal with respect to your shares of BlackSky common stock and/or BlackSky preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to BlackSky.

If you hold shares of BlackSky common stock or BlackSky preferred stock as of the close of business on the BlackSky record date and you wish to give your written consent, you must fill out the written consent furnished with this proxy statement/consent solicitation statement/prospectus, date and sign it, and promptly return it to BlackSky. Once you have completed, dated and signed the written consent, you may deliver it to BlackSky by emailing a .pdf copy to Blacksky-IR@blacksky.com or by mailing it to BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, Attention: Chief Financial Officer.

The BlackSky board of directors has set 12:00 noon, New York City time, on             , 2021 as the target date for the receipt of written consents, which is the date on which BlackSky expects to receive the written consents of the Key Stockholders under the Stockholder Support Agreements. BlackSky reserves the right to extend the final date for the receipt of written consents beyond             , 2021. Any such extension may be made without notice to BlackSky stockholders. Once a sufficient number of consents to adopt the merger agreement has been received, the consent solicitation will conclude. The delivery of the written consents by the Key Stockholders pursuant to the Stockholder Support Agreements with respect to the shares of BlackSky common stock and/or BlackSky preferred stock that are owned by the Key Stockholders adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the BlackSky board of directors in accordance with the merger agreement.

Executing Consents; Revocation of Consents

You may execute a written consent only to approve the BlackSky Business Combination Proposal. A written consent to approve the BlackSky Business Combination Proposal is equivalent to a vote for such proposals.

If you do not return your written consent, it will have the same effect as a vote against the BlackSky Business Combination Proposal. If you are a record holder of shares of BlackSky common stock or BlackSky preferred stock and you return a signed written consent, you will have consented to the proposals.

If you are a record holder of shares of BlackSky common stock or BlackSky preferred stock as of the close of business on the BlackSky record date, you may revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York City time, on             , 2021 (or, if earlier, before the written consents of a sufficient number of shares to approve the BlackSky Business Combination Proposal have been delivered to the Chief Financial Officer of BlackSky). If you wish to revoke your consent before that time, you may do so by delivering a notice of revocation by emailing a .pdf copy to Blacksky-IR@blacksky.com or by mailing it to BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, Attention: Chief Financial Officer. However, pursuant to the Stockholder Support Agreements, the written consents to be received by BlackSky from the Key Stockholders will be irrevocable.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials to BlackSky stockholders is being borne by BlackSky. Officers and employees of BlackSky may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Stock Ownership of BlackSky Directors and Executive Officers

As of the close of business on the record date, the directors and executive officers of BlackSky collectively beneficially owned and were entitled to vote (i) 245,574,033 shares of BlackSky common stock, which represent, in the aggregate, approximately 37.48% of BlackSky common stock outstanding on that date and (ii) 12,996,727 shares of BlackSky preferred stock, which represent, in the aggregate, approximately 16.27% of BlackSky preferred stock outstanding on that date.

Osprey Special Meeting of Stockholders

The special meeting of Osprey stockholders (the “Osprey Special Meeting”) will be held on             , 2021, at             , New York City time, at https://www.cstproxy.com/ospreytechnology/sm2021. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Osprey stockholders and the community, the Osprey Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/ospreytechnology/sm2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus. At the Osprey Special Meeting, Osprey stockholders will be asked to approve the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary).

The Osprey board of directors has fixed the close of business on             , 2021 (“Osprey record date”) as the record date for determining the holders of Osprey common stock entitled to receive notice of and to vote at the Osprey Special Meeting. As of the Osprey record date, there were              shares of Osprey Class A common stock and              shares of Osprey Class B common stock outstanding and entitled to vote at the Osprey Special Meeting held by              holders of record. Each share of Osprey common stock entitles the holder to one vote at the Osprey Special Meeting on each proposal to be considered at the Osprey Special Meeting. As of the Osprey record date, the Sponsor owned and was entitled to vote 7,906,250 shares of Osprey common stock, representing approximately 20% of the shares of Osprey common stock outstanding on that date. Osprey currently expects that the Sponsor will vote its shares in favor of the Proposals set forth in this proxy statement/consent solicitation statement/prospectus, and, pursuant to the Sponsor Support Agreement, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to do so. As of the Osprey record date, BlackSky did not beneficially hold any shares of Osprey common stock.

A majority of the voting power of the issued and outstanding Osprey stock entitled to vote at the Osprey Special Meeting must be present in person or represented by proxy at the Osprey Special Meeting to constitute a quorum and in order to conduct business at the Osprey Special Meeting.

Approval of each of the Business Combination Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Amendment Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Osprey common stock, voting together as a single class and (ii) holders of a majority of the outstanding shares of Class B common stock voting separately as a single class.

The merger is conditioned upon the approval of the Business Combination Proposal, the Amendment Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal, subject to the terms of the merger agreement. The merger is not conditioned upon the approval of the Adjournment Proposal. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other.

BlackSky’s Directors and Executive Officers Have Financial Interests in the Merger

Certain of BlackSky’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of BlackSky’s stockholders generally. The BlackSky board of directors was aware of and considered these interests to the extent that such interests existed at the time, among other matters, in approving the merger agreement and in recommending that BlackSky stockholders approve the BlackSky Business Combination Proposal. See “The Merger—Interests of BlackSky’s Directors and Executive Officers in the Merger” for more information.

Osprey’s Directors and Executive Officers Have Financial Interests in the Merger

Certain members of the board of directors and executive officers of Osprey and the Sponsor, including their directors and executive officers, have interests in the merger that may be different from, or in addition to, those of Osprey stockholders generally. The Osprey board of directors was aware of and considered these interests, among other matters, in approving the merger agreement and in recommending that Osprey stockholders approve the Business Combination Proposal, the Amendment Proposal and the other proposals. See “The Merger—Interests of Osprey’s Directors and Officers in the Merger” for more information.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and consents, approvals, and/or notices under the Communications Act of 1934, as amended (the “Communications Act”) and the Land Remote Sensing Policy Act of 1992, as amended (the “Policy Act”). Osprey has agreed to use its reasonable best efforts to obtain all required regulatory approvals and/or consents and BlackSky has agreed to request early termination of any waiting period under the HSR Act. Osprey and BlackSky are in the process of filing notices and applications to obtain the necessary regulatory consents and/or approvals. The parties submitted filings under the Communications Act to the Federal Communications Commission (the “FCC”) and a notice under the Policy Act to the National Oceanic and Atmospheric Administration (“NOAA”). The FCC granted the required regulatory approvals on April 27, 2021. NOAA acknowledged receipt of the notice filed and since March 22, 2021, has not sought additional information, although there can be no assurance that NOAA will not seek additional information or take action as a result of the transaction that would impose terms, conditions or restrictions not currently contemplated. The regulatory approvals and/or consents to which completion of the merger is subject are described in more detail in “Regulatory Approvals Required for the Merger”.

United States Federal Income Tax Considerations

A holder of Osprey Class A common stock that exercises its redemption rights to receive cash in exchange for such shares may be treated as selling Osprey Class A common stock resulting in the recognition of capital gain or capital loss (assuming such holder holds its Osprey Class A common stock as a capital asset). There may be certain circumstances in which the redemption may be treated as a distribution, which would result in alternative treatment. See “United States Federal Income Tax Considerations” for more information.

Tax consequences to any given holder will depend on such holder’s particular facts and circumstances. Accordingly, each holder should consult its tax advisors as to the tax consequences of a redemption.

Appraisal Rights

Under Section 262 of the DGCL, if the merger is completed, holders of shares of BlackSky common stock who do not consent to the adoption of the merger agreement, and who otherwise follow the procedures set forth in Section 262 of the DGCL, who have not otherwise waived or lost appraisal rights and who continuously hold such shares from the date of making written demand for appraisal through the effective time of the merger will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value” (or in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the merger to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). BlackSky stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined by the Delaware Court of Chancery could be greater than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

Any holder of shares of BlackSky common stock wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal is given (which is not this proxy statement/consent solicitation statement/prospectus, has not yet been given and will only be given if the merger agreement receives requisite BlackSky stockholder approval), make a written demand for the appraisal of the stockholder’s shares to BlackSky (as the surviving corporation in the merger), and that stockholder must not submit a written consent approving the adoption of the merger agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights” and Section 262 of the DGCL attached to this proxy statement/consent solicitation statement/prospectus as Annex D for more information.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of each of BlackSky and Osprey to complete the merger are subject to the satisfaction of the following conditions (any one or more of which may be waived (if legally permitted) by the mutual written agreement of BlackSky and Osprey):

•

(i) the applicable waiting period(s) under the HSR Act in respect of the transactions contemplated by the merger agreement shall have expired or been terminated, (ii) all approvals and/or consents under the Communications Act required under such applicable laws to be obtained prior to the closing of the merger shall have been obtained, or deemed to have been obtained, and (iii) all approvals and/or consents under the Policy Act required under such applicable laws to be obtained prior to the closing of the merger shall have been obtained, or deemed to have been obtained;

•

there shall not have been enacted, promulgated or in effect any law, governmental order, statute, rule or regulation that has been promulgated or enacted by a governmental authority of competent jurisdiction enjoining, prohibiting or making illegal the consummation of the merger;

•	the redemption offer in relation to the public shares shall have been completed in accordance with the terms of the merger agreement and this proxy statement/consent solicitation statement/prospectus;

•

Osprey shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining in the Trust Account after the closing of the merger and after giving effect to the payment of the aggregate amount of cash that will be required to satisfy the redemption of any shares of Osprey Class A common stock pursuant to the redemption offer;

•

BlackSky shall have solicited and obtained the approval of the merger by holders of (i) at least a majority of the voting power of the outstanding shares of BlackSky preferred stock, on an as-converted to BlackSky common stock basis, voting or acting by written consent together as a single class, and (ii) a majority of the then outstanding BlackSky common stock then issued or issuable upon conversion of the then outstanding shares of BlackSky preferred stock, voting or acting by written consent together as a single class (the “BlackSky Stockholder Approval”);

•

the required approval by Osprey stockholders of the Business Combination Proposal, the Amendment Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal shall have been obtained;

•

the Osprey Class A common stock to be issued in connection with the merger and the PIPE shall have been approved for listing on the NYSE (subject to official notice of issuance) and, as of immediately following the effective time, Osprey shall be in compliance, in all material respects, with applicable initial and continuing listing requirements of the NYSE, and Osprey shall not have received any notice of non-compliance therewith from the NYSE that has not been cured or would not be cured at or immediately following the effective time; and

•

this registration statement on Form S-4 shall have become effective and no stop order suspending the effectiveness shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Conditions to Obligations of Osprey

The obligation of Osprey to complete the merger is also subject to the satisfaction, or waiver by Osprey, of the following conditions:

•

the accuracy of the representations and warranties of BlackSky as of the date of the merger agreement and as of the closing date of the merger (or, to the extent such representations and warranties expressly relate to an earlier date, the accuracy on and as of such earlier date), other than, in most cases, any failure to be true and correct that has not had and would not reasonably be expected to have a material adverse effect on BlackSky;

•

the performance of or compliance with, in all material respects, each of the covenants of BlackSky required by the merger agreement to be performed or complied with as of or prior to the closing of the merger;

•	the absence of a material adverse effect on BlackSky since the date of the merger agreement;

•	BlackSky’s delivery to Osprey of a certificate signed by an officer of BlackSky certifying that the three preceding conditions have been fulfilled; and

•

the delivery by BlackSky to Osprey of either (A) the Secured Loan Agreement consents, duly executed by the requisite lenders and agents under the Secured Loan Agreement, which consents shall be in full force and effect as of the closing date and all conditions required to be satisfied as of the closing date under the Secured Loan Agreement consents shall have been (or simultaneously with closing will be) satisfied, or (B) a customary “payoff letter” or similar document for the Secured Loan Agreement (the “Secured Payoff Letter”), which Secured Payoff Letter shall (x) specify the aggregate amount required to be paid to fully satisfy all amounts outstanding as of the closing with respect to the Secured Loan Agreement (the “Secured Payoff Amount”), (y) state that upon receipt of the Secured Payoff Amount under such Secured Payoff Letter, the payment obligations of BlackSky under the Secured Loan Agreement and all related loan documents shall be automatically terminated and (z) provide for the release of all guarantees, liens and other security over the properties and assets of BlackSky and its subsidiaries securing any obligations under the Secured Loan Agreement upon payment of the Secured Payoff Amount;

•

the delivery by BlackSky to Osprey of a customary “payoff letter” or similar document for the SVB Loan Agreement (the “SVB Payoff Letter”), which SVB Payoff Letter shall (x) specify the aggregate amount required to be paid to fully satisfy all amounts outstanding as of the closing with respect to the SVB Loan Agreement (the “SVB Payoff Amount”), (y) state that upon receipt of the SVB Payoff Amount under such SVB Payoff Letter, the payment obligations of BlackSky under the SVB Loan Agreement and all related loan documents shall be automatically terminated and (z) provide for the release of all guarantees, liens and other security over the properties and assets of BlackSky and its subsidiaries securing any obligations under the SVB Loan Agreement upon payment of the SVB Payoff Amount; and

•

the delivery by BlackSky to Osprey of a customary “payoff letter” or similar document for the PPP Loan Agreement or proof of termination and payment in full of all amounts outstanding under the PPP Loan Agreement.

Conditions to Obligations of BlackSky

The obligation of BlackSky to complete the merger is also subject to the satisfaction or waiver by BlackSky of the following conditions:

•

the accuracy of the representations and warranties of Osprey and Merger Sub as of the date of the merger agreement and as of the closing date of the merger (or, to the extent such representations and warranties expressly relate to an earlier date, the accuracy as of such earlier date), other than, in most cases, any failure to be true and correct that has not had and would not reasonably be expected to have a material adverse effect on Osprey and Merger Sub;

•

the performance of or compliance with, in all material respects, each of the covenants of Osprey and Merger Sub required by the merger agreement to be performed or complied with as of or prior to the closing of the merger;

•	the absence of a material adverse effect on Osprey and Merger Sub since the date of the merger agreement;

•	Osprey’s and Merger Sub’s delivery to BlackSky of certificates signed by an officer of each of Osprey and Merger Sub, certifying that the three preceding conditions have been fulfilled;

•	Osprey’s delivery to BlackSky of duly executed resignation letters, to be effective as of the closing of the merger, evidencing the resignation of certain Osprey and Merger Sub directors and officers;

•

the composition, as of immediately following the effective time, of the board of directors of New BlackSky Parent, including the number, classes and identity of directors, being in accordance with the merger agreement; provided that BlackSky shall have performed the covenants of BlackSky related to the composition of the board of directors to be performed prior to the effectiveness of this registration statement;

•	the existing charter and bylaws of Osprey having been amended and restated in accordance with the forms agreed among the parties to the merger agreement, respectively;

•	the amount in the Trust Account, plus the proceeds from the PIPE Investment, minus the cash amounts required to satisfy Osprey’s stockholder redemptions, equaling or exceeding $225,000,000; and

•	the delivery by Osprey to BlackSky of the Registration Rights Agreement, duly executed by New BlackSky Parent and the Sponsor.

No Solicitation

Under the terms of the merger agreement, BlackSky has agreed not to, and to cause its subsidiaries not to and to use its reasonable best efforts to cause its representatives acting on their behalf not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any proposal or offer from any person or group (other than Osprey, Merger Sub or their respective affiliates and other than pursuant to the permitted issuances) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of BlackSky and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of BlackSky and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the BlackSky board of directors), including through the acquisition of one or more subsidiaries of BlackSky owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of BlackSky, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the total voting power of the equity securities of BlackSky, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving BlackSky (or any subsidiary of BlackSky whose business constitutes 20% or more of the net revenues, net income or assets of BlackSky and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of BlackSky (an “Acquisition Proposal”), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity (other than Osprey or its subsidiaries) relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an acceptable confidentiality agreement executed in accordance with the no solicitation provisions), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing.

BlackSky also agreed that promptly following the execution of the merger agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their representatives acting on their behalf to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the merger agreement and their respective representatives) conducted prior to the merger agreement in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. BlackSky also agrees that within three business days of the execution of the merger agreement, BlackSky shall request each person and entity (other than the parties to the merger agreement and their respective representatives) that has prior to the date of the merger agreement executed a confidentiality agreement in connection with its consideration of acquiring BlackSky (and with whom BlackSky has had contact during the 12-month period immediately prior to the date of the merger agreement regarding the acquisition of BlackSky) to return or destroy all confidential information furnished to such person or entity by or on behalf of it or any of its subsidiaries prior to the date of the merger agreement and terminate access to any physical or electronic data room maintained by or on behalf of BlackSky or any of its subsidiaries. Without limiting the foregoing, any violation of the no solicitation provisions by any of BlackSky’s subsidiaries, or any of BlackSky’s or its subsidiaries’ respective representatives acting on BlackSky’s or one of its subsidiaries’ behalf, shall be deemed to be a breach of the no solicitation provisions by BlackSky.

Notwithstanding the restrictions described above, the merger agreement provides that, under certain limited circumstances specified in the merger agreement, if any person or entity has made a bona fide written Acquisition Proposal that did not result from a material breach of the no solicitation provisions of the merger agreement, such no solicitation provisions will not prevent the BlackSky board of directors from, prior to obtaining the BlackSky Stockholder Approval, making a company change in recommendation with respect to such Acquisition Proposal (subject to complying with Osprey’s rights under the merger agreement, including the payment of a termination payment by BlackSky to Osprey), so long as (i) such proposal constitutes a Superior Proposal and (ii) the failure to take such action would constitute a breach of the fiduciary duties of the BlackSky board of directors under applicable law.

Osprey has agreed not to take, and to cause any of its affiliates and each of their respective representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue, cooperate or engage in discussions or negotiations with, or enter into any agreement with or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than BlackSky, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with BlackSky, its stockholders and their respective affiliates and representatives. Osprey has agreed to, and to cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the merger agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination. Osprey agrees to (i) notify BlackSky promptly upon receipt of any business combination proposal other than with BlackSky, and to describe the material terms and conditions of any such business combination proposal in reasonable detail (including the identity of the person or entity making such business combination proposal) and (ii) to keep BlackSky reasonably informed on a current basis of any material modifications to such offer or information.

Notwithstanding the restrictions described above, the merger agreement provides that, under certain limited circumstances specified in the merger agreement, if the Osprey board determines in good faith, in response to an Osprey intervening event, after consultation with its outside legal counsel, that the failure to make an Osprey change in recommendation would constitute a breach of its fiduciary duties under applicable law, the Osprey board may, prior to obtaining the required Osprey stockholder approval, make an Osprey change in recommendation (subject to complying with BlackSky’s rights under the merger agreement).

Termination; BlackSky Termination Fee

Mutual termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the merger by mutual written consent of BlackSky and Osprey.

BlackSky termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the merger:

•

by written notice to Osprey from BlackSky if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Osprey set forth in the merger agreement such that the conditions described in the first two bullet points under the heading “—Additional Conditions to the Obligations of BlackSky” would not be satisfied at the closing (a “terminating acquiror breach”), except that, if such terminating acquiror breach is curable by Osprey through the exercise of its commercially reasonable efforts, then, for a period of 45 days after receipt by Osprey of notice from BlackSky of such breach, but only as long as Osprey continues to exercise such commercially reasonable efforts to cure such terminating acquiror breach (the “acquiror cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating acquiror breach is not cured by 11:59 PM pacific time on the last day of the acquiror cure period, (ii) the closing of the merger has not occurred on or before 11:59 PM pacific time on September 17, 2021 (the “Termination Date”), (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, in each case, promulgated or enacted by a governmental authority of competent jurisdiction or (iv) if the Osprey Special Meeting has been held and concluded (including any adjournment or recess of the Osprey Special Meeting and Osprey’s shareholders have duly voted) and the required Osprey stockholder approval has not been obtained at the Special Meeting; provided, however, that (x) the right to terminate the merger agreement pursuant to clause (i) of this paragraph shall not be available if BlackSky is in material breach of its obligations under the merger agreement or any ancillary agreement and (y) the right to terminate the merger agreement pursuant to clause (ii) of this paragraph shall not be available if BlackSky’s breach of any term of the merger agreement or any ancillary agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before the Termination Date; or

•	by written notice to Osprey from BlackSky if, prior to obtaining the requisite approval of Osprey stockholders, there shall have been a change in recommendation by the Osprey board of directors.

Osprey termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the merger:

•

by written notice to BlackSky from Osprey if (i) there is any breach of any representation, warranty, covenant or agreement on the part of BlackSky set forth in the merger agreement, such that the conditions described in the first two bullet points under the heading “—Additional Conditions to Obligations of Osprey” would not be satisfied at the closing (a “terminating company breach”), except that, if such terminating company breach is curable by BlackSky, then, for a period of 45 days after receipt by BlackSky of notice from Osprey of such breach, but only as long as BlackSky continues to use its commercially reasonable efforts to cure such terminating company breach (the “company cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating company breach is not cured by 11:59 PM, pacific time, on the last day of the company cure period, (ii) the closing of the merger has not occurred on or before 11:59 PM, pacific time, on the

Termination Date, or (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, in each case, promulgated or enacted by a governmental authority of competent jurisdiction or (iv) if the Special Meeting has been held and concluded (including any adjournment or recess of the Special Meeting and Osprey’s shareholders have duly voted) and the required Osprey stockholder approval has not been obtained at the Special Meeting; provided, however, that (x) the right to terminate the merger agreement pursuant to clause (i) of this paragraph shall not be available if Osprey or any of its affiliates is in material breach of its obligations under the merger agreement or any ancillary agreement and (y) the right to terminate the merger agreement under clause (ii) of this paragraph shall not be available if Osprey’s or any of its affiliates’ breach of any term of the merger agreement or any ancillary agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before the Termination Date;

•

by written notice to BlackSky from Osprey if BlackSky shall have failed to deliver to Osprey written consents from BlackSky stockholders representing the BlackSky requisite approval within five business days following the date that this registration statement on Form S-4 becomes effective; provided, however, that the right to terminate the merger agreement pursuant to this paragraph shall terminate upon delivery of such written consents to Osprey; or

•

by written notice to BlackSky from Osprey if, prior to obtaining the BlackSky requisite approval, there shall have been a change in recommendation by the BlackSky board of directors; provided, however, that the right to terminate the merger agreement pursuant to this paragraph shall terminate upon delivery to Osprey of written consents from BlackSky stockholders representing the BlackSky requisite approval.

BlackSky Termination Fee.

BlackSky must pay Osprey a termination fee of $40,700,000 if the merger agreement is terminated by Osprey prior to BlackSky delivering to Osprey written consents from BlackSky stockholders representing the BlackSky requisite approval due to a change in recommendation by the BlackSky board of directors.

See “The Merger Agreement—Termination” for more information.

Sponsor Support Agreement

Concurrently with the execution of the merger agreement, the Sponsor, Osprey and BlackSky entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), which is attached as Annex G to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Sponsor Support Agreement, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, among other things, (a) to waive certain anti-dilution rights set forth in Section 4.3(b) of Osprey’s amended and restated certificate of incorporation that may result from the transactions contemplated by the merger agreement, (b) not to, directly or indirectly, transfer any of their shares of Class B common stock and warrants of Osprey prior to the effective time, (c) to vote in favor of the adoption of the merger agreement and the transactions and any other proposals or actions necessary or reasonably requested by BlackSky in connection with the consummation of the transactions at a meeting of Osprey’s stockholders to be held to approve the proposed transactions and other related matters, (d) not to redeem or elect to cause Osprey to redeem any of its shares of Class B common stock or warrants of Osprey in connection with the transactions, (e) with respect to 50% of its shares of Class B common stock (and Class A shares issued upon conversion) not to transfer such shares until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions) or until their earlier release in two tranches (each equal to approximately one-half of the restricted shares held by the Sponsor) in the event the Osprey Class A common stock achieves a trading price of $15.00 and $17.50, respectively, for 10 of any 20 consecutive trading days after the closing of the merger involving BlackSky upon which time such shares will be released, respectively, in two tranches (each equal to approximately one-half of the restricted Founder Shares held by the Sponsor) and (f) with respect to certain warrants, not exercise any such warrants unless and until Osprey common stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

See “Other Agreements—Sponsor Support Agreement” for more information.

Stockholder Support Agreements

Concurrently with the execution of the merger agreement, Osprey and BlackSky entered into Stockholder Support Agreements (the “Stockholder Support Agreements”) with the Key Stockholders, a form of which is attached as Annex H to this proxy statement/consent solicitation statement/prospectus. The Key Stockholders, as a group, are expected to beneficially own and be entitled to vote (i) 501,389,456 shares of BlackSky common stock, which represent, in the aggregate, approximately 76.52% of BlackSky common stock outstanding on the date of the Stockholder Support Agreements and (ii) 60,890,761 shares of BlackSky preferred stock, which represent, in the aggregate, approximately 76.21% of BlackSky preferred stock outstanding on of the Stockholder Support Agreements.1 Pursuant to the Stockholder Support Agreement, the Key Stockholders have agreed, solely in their capacities as stockholders of BlackSky, to, among other things, vote in favor of the merger agreement and the transactions contemplated thereby, including agreeing to execute a written consent constituting the requisite BlackSky Stockholder Approval within five (5) business days of the Registration Statement becoming effective, unless the Merger is no longer recommended by the Company board of directors in accordance with the merger agreement, in which case the Key Stockholders have agreed to vote a number of shares not to exceed 35% of their shares of the Company stock approving the merger agreement and the transactions contemplated thereby and are entitled, in their sole discretion, to vote their remaining shares in any manner. Each Stockholder Support Agreement will terminate upon the earlier to occur of: (a) the effective time, (b) the date of the termination of the merger agreement in accordance with its terms, (c) the effective date of a written agreement of Osprey, Merger Sub, BlackSky and the Key Stockholder party thereto terminating such Stockholder Support Agreement, and (d) the election of the Key Stockholder party thereto, in its sole discretion, to terminate such Stockholder Support Agreement following any amendment, waiver or other modification of any term or provision of the merger agreement without the prior written consent with respect thereto of such stockholder that reduces or changes the form of consideration payable to BlackSky stockholders pursuant to the merger agreement.

See “Other Agreements—Stockholder Support Agreements” for more information.

Registration Rights Agreement

The merger agreement contemplates that, at the closing, New BlackSky Parent, the Sponsor, certain affiliates of the Sponsor and certain stockholders of New BlackSky Parent named therein will enter into the Registration Rights Agreement, a form of which is attached as Annex I to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Registration Rights Agreement, New BlackSky Parent will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New BlackSky Parent common stock and other equity securities of New BlackSky Parent that are held by the parties thereto from time to time. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the merger and rights to require Osprey to register for resale such securities pursuant to Rule 415 under the Securities Act. The Registration Rights Agreement amends and

[1]	Note to CMG: Share and percentages calculated as of expected date of closing of SPAC.

restates the registration rights agreement that was entered into by Osprey, the Sponsor and the other parties thereto in connection with Osprey’s initial public offering.

See “Other Agreements—Registration Rights Agreement” for more information.

Subscription Agreements

In connection with the execution of the merger agreement, Osprey entered into Subscription Agreements with certain: (i) existing directors or officers of Osprey, (ii) persons otherwise affiliated or associated with Osprey, (iii) persons identified by Osprey and (iv) other investors, a form of which is attached as Annex J to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Subscription Agreements, the PIPE Investors agreed to purchase, in the aggregate, 18,000,000 newly-issued shares of Osprey Class A common stock to be issued at the closing of the merger for a purchase price of $10.00 per share, for an aggregate of $180 million in gross cash proceeds. The shares of Osprey Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The obligation of the parties to consummate the purchase and sale of the shares covered by each Subscription Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) there not being any amendment or modification of the terms of the merger agreement in a manner that is materially adverse to the PIPE Investor (in its capacity as such), (iii) all conditions precedent to the closing of the merger, including all necessary approvals of Osprey’s stockholders and regulatory approvals, if any, having been satisfied or waived by the parties to the merger agreement as provided therein (iv) a customary bringdown of the representations and warranties of the PIPE Investor and Osprey in the Subscription Agreement and (v) the prior or substantially concurrent consummation of the transactions contemplated by the merger agreement.

See “Other Agreements—Subscription Agreements” for more information.

Listing

Osprey’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “SFTW.U”, “STFW” and “STFW.WS”, respectively. Following the merger, New BlackSky Parent Class A common stock (including common stock issuable in the merger) and New BlackSky Parent warrants will be listed on the NYSE under the symbols “BKSY” and “BKSY.W.” New BlackSky Parent will not have units traded following the closing of the merger.

Comparison of Stockholders’ Rights

Following the merger, the rights of BlackSky equityholders who become New BlackSky Parent stockholders in the merger will no longer be governed by BlackSky’s certificate of incorporation (“BlackSky’s charter”) and BlackSky’s bylaws (“BlackSky’s bylaws”) and instead will be governed by New BlackSky Parent’s amended and restated certificate of incorporation (“New BlackSky Parent’s charter”) and New BlackSky Parent’s amended and restated bylaws (“New BlackSky Parent’s bylaws”). See “Comparison of Stockholders’ Rights” for more information.

Risk Factors (page 33)

Unless the context otherwise requires, all references in this subsection to “BlackSky”, “we”, “our”, “us” and the “Company” generally refer to BlackSky and its consolidated subsidiaries prior to the merger and New BlackSky after giving effect to the merger.

You should consider all the information contained in this proxy statement/consent solicitation statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/consent solicitation statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 33. Such risks include, but are not limited to, the following:

•	We have incurred significant losses each year since our inception, we expect our operating expenses to increase, and we cannot give assurances of our future profitability, if any.

•	Significant redemptions among Osprey’s public shareholders may require New BlackSky Parent to raise future financing after the closing of the merger.

•

If we are unable to procure the requisite consent to the merger from the lenders under our Amended and Restated Loan and Security Agreement, we will be obligated to pay off our obligations under such loan agreement upon the consummation of the merger, which would reduce our cash and capital resources and could harm our business.

•	If we fail to manage future growth effectively, our business could be harmed.

•	We may not be able to sustain our revenue growth rate in the future.

•

Intelsat has a right of first offer with respect to the sale of BlackSky Holdings, Inc., (which will be a subsidiary of New BlackSky Parent following the merger), which might discourage, delay or prevent a sale of BlackSky Holdings, Inc., and therefore, depress the trading price of BlackSky Parent Class A common stock.

•

Our ability to grow our business depends on the successful production, launch, commissioning and/or operation of our satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond our control.

•

Loss of, or damage to, a satellite and the failure to obtain data or alternate sources of data for our geospatial intelligence, imagery and related data analytic products and services and mission systems may have an adverse impact on our business, financial condition, and results of operations. If our satellites and related equipment have shorter useful lives than we anticipate, we may be required to recognize impairment charges.

•

We have not historically carried launch or in-orbit insurance on our satellites or payloads, and we may not do so in the future. If one or more of our launches result in catastrophic failure or one or more of our in-orbit satellites or payloads fail, we could be required to record significant impairment charges for the satellite or payload.

•	Satellites are subject to construction and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect our operations.

•	If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition, and results of operations.

•

The market for geospatial intelligence, imagery and related data analytics has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

•

Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations or failure to satisfy any criteria or other requirement under such laws or regulations could have a material adverse effect on our business.

•

The loss of one or more of our largest customers could adversely affect our results of operations. In addition, if existing customers do not make subsequent purchases from us or renew their contracts with us, our revenue could decline, and our results of operations would be adversely impacted.

•

The majority of our customer contracts may be terminated by the customer at any time for convenience and may contain other provisions permitting the customer to discontinue contract performance, and if terminated contracts are not replaced, our results of operations may differ materially and adversely from those anticipated. In addition, our contracts with government customers often contain provisions with additional rights and remedies favorable to such customers that are not typically found in commercial contracts.

•

Our business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

•	We have contracts with governments that involve classified programs, which create additional compliance obligations and which may also limit investor insight into portions of our business.

•	We face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business.

•

Currently, we are dependent on LeoStella LLC (“LeoStella”), a joint venture owned 50-50 between us and Thales Alenia Space US Investment LLC, as the sole manufacturer of our satellites. Any significant disruption to LeoStella’s operations or facilities could have a material adverse effect on our business, financial condition, and results of operations.

•

Our business is dependent upon our ability to keep pace with the latest technological changes. If we do not successfully develop new technologies and if the technologies we are successful in developing do not meet the needs of our customers, our business and results of operations could suffer.

•

We rely on the significant experience and specialized expertise of our senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow our business successfully. If we are unable to successfully build, expand, and deploy additional members of our management, engineering, sales and operational staff in a timely manner, or at all, or to successfully hire, retain, train, and motivate such personnel, our growth and long-term success could be adversely impacted.

•	Our technologies contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

•

We rely on the availability of licenses to third-party technology that may be difficult to replace or that may cause errors or delay implementation of our services should we not be able to continue or obtain a commercially reasonable license to such technology.

•	Each of Osprey and BlackSky stockholders will have a reduced ownership and voting interest in the combined company after the merger.

•	Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

•

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

•

Osprey’s and BlackSky’s ability to consummate the merger, and the operations of New BlackSky Parent following the consummation of the merger, may be materially adversely affected by the coronavirus (COVID-19) pandemic.

•	Osprey’s warrants are accounted for as a liability and the change in value of Osprey’s warrants or any other similar derivative liabilities could have a material effect on Osprey’s financial results.

•

Osprey has identified a material weakness in its internal control over financial reporting as of December 31, 2020. If Osprey is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Osprey and materially and adversely affect its business and operating results.

•	Osprey may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.

•

There is no guarantee that an Osprey public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

•

If Osprey public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

•

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

Information about Osprey

Osprey is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Osprey’s Class A common stock, units and warrants are currently listed on the NYSE under the symbols “SFTW”, “SFTW.U” and “SFTW.WS”, respectively. The mailing address of Osprey’s principal executive office is 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103 and the telephone number of Osprey’s principal executive office is (212) 920-1345.

Information about BlackSky

BlackSky is a leading provider of geospatial intelligence, imagery and data analytic products and services and mission systems. BlackSky monitors activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging its own satellite constellation. BlackSky processes millions of observations from its constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. BlackSky’s on-demand constellation of satellites can image a location multiple times throughout the day. BlackSky monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness. BlackSky’s monitoring service is powered by cutting-edge compute techniques including machine learning and artificial intelligence. BlackSky’s global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup.

BlackSky Holdings, Inc. is a Delaware corporation that was formed in September 2014 under the name “Spaceflight Industries, Inc.” and subsequently changed its name in February 2021 to “BlackSky Holdings, Inc.” The mailing address of BlackSky’s principal executive office is BlackSky Holdings, Inc. 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, and the telephone number of BlackSky’s principal executive office is (571) 267-1571.

Summary of the Transactions

Set forth below is a summary of transactions that are contemplated to occur in connection with the merger.

Effective as of the effective time and by virtue of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio that is applicable to such share. The Class A Common Exchange Ratio will equal the quotient of (A) the remaining portion of the Total Consideration Share Amount after deducting the portion thereof payable in connection with the merger to the holders of BlackSky preferred stock, divided by (B) the number of participating shares of BlackSky Class A common stock issued and outstanding as of immediately prior to the effective time on a fully diluted basis (excluding shares of BlackSky Class A common stock issuable upon the conversion of BlackSky preferred stock that will receive their liquidation preference in connection with the merger and excluding shares of BlackSky Class B common stock). Based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan, it is currently anticipated the total number of shares of Osprey Class A common stock constituting the Total Consideration Share Number will equal approximately              shares.

Effective as of the effective time and by virtue of the merger, each BlackSky Stock Option, that is outstanding and unexercised as of immediately prior to the effective time will be converted into an option to acquire a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky Class A common stock subject to the applicable BlackSky Stock Option and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option. The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

Effective as of the effective time and by virtue of the merger, each BlackSky RSU Award that is outstanding as of immediately prior to the effective time will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky common stock subject to the applicable BlackSky RSU Award and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky RSU Award.

Each BlackSky Warrant that is outstanding and unexercised as of immediately prior to the effective time will be (i) automatically exercised in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically exercised in connection with the merger, (ii) automatically terminated in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically terminated if not exercised prior to the effective time (a “Terminating BlackSky Warrant”) or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Class A common stock if the BlackSky Warrant is not a Terminating BlackSky Warrant or Exercising BlackSky Warrant.

Organizational Structure

The following diagram illustrates, in a simplified form, the ownership structure of BlackSky and Osprey as of the date of this proxy statement/consent solicitation statement/prospectus.

Ownership Structure of Osprey

Ownership Structure of BlackSky

Ownership of New BlackSky Parent

The following diagram illustrates, in a simplified form, the ownership structure of New BlackSky immediately following consummation of the merger.

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 31,625,000 shares of Osprey Class A common stock issued and outstanding, and 7,906,250 shares of Osprey Class B common stock issued and outstanding, each of which shares of Osprey Class B common stock will be converted into one share of Osprey Class A common stock. As of the date of this proxy statement/consent solicitation statement/prospectus, there are 15,812,500 public warrants outstanding and 8,325,000 Private Placement Warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of Osprey Class A common stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the merger or the PIPE Investment and assuming no redemptions), assuming that each outstanding warrant is exercised and one Osprey Class A ordinary share is issued as a result of such exercise, the Osprey fully diluted share capital would be 63,668,750.

The following table illustrates varying ownership levels in New BlackSky Parent immediately following the consummation of the transactions assuming the levels of redemptions by the public stockholders indicated:

	Share Ownership in New BlackSky Parent
	No redemptions		Maximum redemption condition
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
BlackSky stockholders	75,220,976	57%	75,220,976	71%
Osprey public stockholders	31,625,000	24%	4,455,466	4%
Sponsor(1)	7,906,250	6%	7,906,250	8%
PIPE Investors	18,000,000	13%	18,000,000	17%
Total	132,752,226		105,582,692

(1)

Represents the Sponsor’s holdings of Osprey Class A common stock subsequent to the one-for-one conversion of the Sponsor’s Osprey Class B common stock into Osprey Class A common stock immediately prior to the consummation of the merger, including those shares subject to performance targets.

SUMMARY HISTORICAL FINANCIAL DATA FOR OSPREY

The following table summarizes financial results achieved by Osprey for the periods and at the dates indicated and should be read in conjunction with Osprey’s financial statements and the notes to the financial statements contained in reports that Osprey has previously filed with the SEC. Historical financial information for Osprey can be found in its Annual Report on Form 10-K for the year ended December 31, 2020, as restated. You should not assume the results of operations for past periods indicate results for any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Operating costs	$2,201,632	$258,326	$3,136,234	$264,346

Loss from operations	(2,201,632)	(258,326)	(3,136,234)	(264,346)
Other income:
Interest income on marketable securities held in Trust Account	47,155	1,207,866	1,793,627	714,993
Change in fair value of warrant liabilities	(10,721,500)	5,393,500	(13,924,875)	(6,999,875)
Transaction costs	—	—	—	(560,698)
Unrealized gain (loss) on marketable securities held in Trust Account	4,987	378,250	3,447	(6,479)

Other income, net	(10,669,358)	6,979,616	(12,127,801)	(6,852,059)

Loss before income taxes	(12,870,990)	6,721,290	(15,264,035)	(7,116,405)
Provision for income taxes	—	(278,836)	(1,361)	(93,275)

Net loss	$(12,870,990)	$6,442,454	$(15,265,396)	$(7,209,680)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	28,793,444	27,965,424	27,639,376	28,129,383

Basic and diluted net income per share, Class A common stock subject to possible redemption	0.00	0.04	0.05	0.02

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	10,737,806	11,565,826	11,891,874	7,814,396

Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(1.20)	$0.46	$(1.39)	$(0.98)

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$171,208	$399,516
Prepaid expenses	64,167	90,424
Prepaid income taxes	255,364	255,364

Total Current Assets	490,739	745,304
Marketable securities held in Trust Account	318,053,820	318,041,728

TOTAL ASSETS	$318,544,559	$318,787,032

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,064,980	$2,157,963
Total Current Liabilities	4,064,980	2,157,963
Warrant liabilities	46,453,375	35,731,875
Deferred underwriting fee payable	11,068,750	11,068,750

Total Liabilities	61,587,105	48,958,588

Commitments (Note 7)
Class A common stock subject to possible redemption, 31,625,000 and 26,315,833 shares at redemption value at March 31, 2021 and December 31, 2020, respectively	318,259,184	264,828,435

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A Common stock, $0.0001 par value; 150,000,000 shares authorized; 0 and 5,309,167 shares issued and outstanding (excluding 31,625,000 and 26,315,833 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	—	530
Class B Common stock, $0.0001 par value; 25,000,000 shares authorized; 7,906,250 shares issued and outstanding at March 31, 2021 and December 31, 2020	791	791
Additional paid-in capital	—	27,475,941
Accumulated deficit	(61,302,521)	(22,477,253)

Total Stockholders’ (Deficit) Equity	(61,301,730)	5,000,009

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$318,544,559	$318,787,032

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA FOR BLACKSKY

The following table summarizes financial results achieved by BlackSky for the periods and at the dates indicated and should be read in conjunction with BlackSky’s consolidated financial statements and the accompanying notes included elsewhere in this proxy statement/consent solicitation statement/prospectus. The Company adopted the provisions of the new revenue recognition standard, Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”), for the fiscal year beginning January 1, 2020. You should not assume the results of operations for past periods indicate results for any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands except per share data)		(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Service	$5,998	$3,546	$18,737	$13,325
Product	1,296	547	2,398	388

Total revenues	7,294	4,093	21,135	13,713
Costs and expenses:
Service costs, excluding depreciation and amortization	4,379	3,000	13,331	11,098
Product costs, excluding depreciation and amortization	1,130	4,066	10,535	399
Selling, general and administrative	8,491	7,744	28,609	33,745
Research and development	28	45	255	1,099
Depreciation and amortization	2,764	1,885	9,803	6,897
Satellite impairment loss	—	—	—	6,606

Operating loss	(9,498)	(12,647)	(41,398)	(46,131)
Gain/(loss) on debt extinguishment	—	—	284	(3,267)
Realized gain on conversion of notes	—	—	—	4,113
Unrealized loss on derivative	(14,008)	(139)	(558)	541
Income/(loss) on equity method investment	196	(300)	(953)	(1,241)
Interest expense	(1,168)	(1,644)	(5,201)	(13,693)
Other (expense)/income, net	(144,091)	142	103	(190)

Loss before income taxes	(168,569)	(14,588)	(47,723)	(59,868)
Income tax (provision) benefit	—	—	—	—

Loss from continuing operations	(168,569)	(14,588)	(47,723)	(59,868)
Gain/(loss) from discontinued operations, net of tax (including gain from disposal of Launch Division of $30,672 and $0 for the years ended December 31, 2020 and 2019, respectively)	—	1,315	28,185	(6,160)

Net loss	$(168,569)	$(13,273)	$(19,538)	$(66,028)

Basic and diluted income/(loss) per share of common stock:
Loss from continuing operations	$(0.70)	$(0.20)	$(0.56)	$(2.22)
Gain/(loss) from discontinued operations, net of tax	—	0.02	0.33	(0.23)

Net loss per share of common stock	$(0.70)	$(0.18)	$(0.23)	$(2.45)

	March 31, 2021	December 31,
		2020	2019
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$44,787	$5,098	$31,715
Total current assets	59,801	18,237	65,863
Total assets	162,882	119,915	163,364
Debt - current portion	17,200	16,739	41,198
Long-term debt - net of current portion	157,056	84,869	78,815
Total liabilities	258,509	152,728	181,659
Total redeemable convertible preferred stock	174,568	174,568	171,321
Accumulated deficit	(392,021)	(223,452)	(203,264)
Total stockholders’ deficit	(270,195)	(207,381)	(189,616)

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma combined financial information (the “selected unaudited pro forma data”) gives effect to the merger between Osprey and BlackSky, which will be accounted for as a reverse recapitalization. Pursuant to the accounting treatment for a reverse recapitalization, Osprey will be treated as the acquired company for financial reporting purposes, and the merger will be treated as the equivalent of BlackSky issuing stock for the net assets of Osprey, accompanied by a recapitalization. Accordingly, the net assets of Osprey will be recorded at historical cost, the merger will not result in the recognition of goodwill or any other intangible assets, and operations prior to the merger will be those of BlackSky.

The selected unaudited pro forma data that has been presented reflects the combination of historical financial information of Osprey and BlackSky, adjusted to give effect to (1) the merger, inclusive of the exchange of Osprey common stock for BlackSky’s issued and outstanding Class A common stock, preferred stock and bridge loans in accordance with the terms of the merger agreement, (2) the repayment of certain of BlackSky’s outstanding notes, (3) certain related equity financing transactions, and (4) the payment of transaction costs (collectively, the “Transactions”). Additional details related to the aforementioned transactions, their estimated pro forma impact, and the assumptions used to determine the estimated pro forma impact are described in the section of this proxy statement/consent solicitation statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information,” which should be read together with this selected unaudited pro forma data.

The unaudited pro forma balance sheet data, which has been presented for the combined company as of March 31, 2021, gives effect to the Transactions as if they were consummated on March 31, 2021. The unaudited pro forma statement of operations data, which has been presented for the combined company for the three months ended March 31, 2021 and the year ended December 31, 2020, gives pro forma effect to the Transactions as if they had occurred on January 1, 2020. The unaudited pro forma balance sheet data does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Transactions taken place on March 31, 2021, nor is this data indicative of the financial condition of the combined company as of any future date. The unaudited pro forma statement of operations data does not purport to represent, and is not necessarily indicative of, what the actual results of operations of the combined company would have been had the Transactions taken place on January 1, 2020, nor is this data indicative of the results of operations of the combined company for any future period.

Pursuant to Osprey’s amended and restated certificate of incorporation, Osprey’s public stockholders may demand that Osprey redeem their shares of Class A common stock for cash if the merger is consummated, irrespective of whether they vote for or against the merger. If a public stockholder properly demands redemption of their shares, Osprey will redeem each share for cash equal to the public stockholder’s pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. Due to the redemption rights held by Osprey’s public stockholders, the selected unaudited pro forma data has been presented assuming the following two alternative levels of redemptions of Osprey’s publicly-traded shares:

•	Scenario 1 – Assuming no redemptions: This presentation assumes that no Osprey stockholders exercise redemption rights with respect to their public shares upon consummation of the merger; and

•

Scenario 2 – Assuming redemption of public shares of Osprey Class A common stock for cash: This presentation assumes that Osprey stockholders exercise their redemption rights with respect to a maximum of 27.3 million public shares upon consummation of the merger. The maximum number of shares subject to redemption was derived from the merger agreement’s requirement for the Transactions to result in a minimum of $225 million from (i) Osprey (inclusive of cash available to be released from the Trust Account) and (ii) the PIPE Investment, after giving effect to the payments to redeeming stockholders. Scenario 2 gives effect to all pro forma adjustments contained in Scenario 1, as well as additional adjustments to reflect the effect of the maximum redemption.

The selected unaudited pro forma data should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus, and from which Osprey’s and BlackSky’s historical financial information and certain pro forma adjustments were derived:

•

The historical unaudited condensed financial statements of Osprey as of and for the three months ended March 31, 2021 and the historical audited financial statements of Osprey as of and for the year ended December 31, 2020 (as restated); and

•

The historical unaudited condensed consolidated financial statements of BlackSky as of and for the three months ended March 31, 2021 and the historical audited consolidated financial statements of BlackSky as of and for the year ended December 31, 2020.

The selected unaudited pro forma data should also be read together with the sections of this proxy statement/consent solicitation statement/prospectus entitled “Osprey’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “BlackSky’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Proposal No. 1— The Business Combination Proposal,” as well as other information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Statement of Operations Data - Three Months Ended March 31, 2021 (dollars in thousands, except per share amounts)	Osprey (Historical)	BlackSky (Historical)	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Total revenue	$—	$7,294	$7,294	$7,294
Operating loss	(2,202)	(9,498)	(15,528)	(15,528)
Net loss (1)	(12,872)	(168,569)	(171,116)	(171,116)
Basic and diluted net income (loss) per share (2)	—	(0.70)	(1.26)	(1.58)
Basic and diluted net loss per share, Non-redeemable common stock (3)	(1.20)	N/A	N/A	N/A

Balance Sheet Data - As of March 31, 2021
Total current assets	490	59,801	473,315	200,261
Total assets	318,544	162,882	573,031	299,977
Total current liabilities	4,065	91,056	45,238	45,238
Total liabilities	61,587	258,509	162,630	162,630
Total stockholders’ equity (deficit)	(61,302)	(270,195)	410,401	137,347

Statement of Operations Data - Year Ended December 31, 2020 (dollars in thousands, except per share amounts)	Osprey (Historical)	BlackSky (Historical)	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Total revenue	$—	$21,135	$21,135	$21,135
Operating loss	(3,136)	(41,398)	82,472	82,472
Net loss (1)	(15,265)	(47,723)	(99,727)	(99,727)
Basic and diluted net income (loss) per share (2)	0.05	(0.23)	(0.75)	(0.95)
Basic and diluted net loss per share, Non-redeemable common stock (3)	(1.39)	N/A	N/A	N/A

(1)

For purposes of the presentation the “Selected Unaudited Pro Forma Combined Financial Information” for each of the periods, the net loss presented in the column labelled BlackSky historical financial information represents BlackSky’s loss from continuing operations, consistent with the presentation in the “Unaudited Pro Forma Condensed Combined Financial Information.” Accordingly, this amount excludes BlackSky’s discontinued operations.

(2)

For purposes of the historical financial data presented for Osprey for each period, “Basic and diluted net income (loss) per share” has been calculated based upon the weighted-average number of Osprey’s Class A common shares outstanding and not subject to redemption, as presented in Osprey’s financial statements. For purposes of the historical financial data presented for BlackSky, “Basic and diluted net income (loss) per share” has been calculated based upon the weighted-average number of BlackSky’s Class A common shares outstanding, as presented in BlackSky’s financial statements.

(3)

For purposes of the historical financial data presented for Osprey for each period, “Basic and diluted net loss per share, Non-redeemable common stock” has been calculated based upon a combination of the weighted-average number of Osprey’s Class B common shares outstanding and the weighted-average number of Osprey’s Class A common shares that are outstanding and subject to redemption. This calculation was not applicable (i.e., N/A) for BlackSky and for pro forma purposes as loss per share for BlackSky and for purposes of preparation of the selected pro forma financial information has been determined using the single class method. BlackSky only has a single class of participating equity securities for purposes of calculating earnings or loss per share and, subsequent to the merger, Osprey’s will have single class of common stock, of which no shares will be redeemable.

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE DATA OF OSPREY AND BLACKSKY

			Pro Forma Combined		BlackSky Equivalent Pro Forma Per Share Data(3)
	Osprey	BlackSky	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Three Months Ended March 31, 2021
Weighted average number of shares outstanding - basic and diluted(1)	28,793,444	242,288,554	135,504,475	108,334,941	75,220,976	75,220,976
Weighted average number of shares outstanding - Osprey non-redeemable common stock(2)	10,737,806	N/A	N/A	N/A	N/A	N/A
Basic and diluted net income (loss) per share	—	(0.70)	(1.26)	(1.58)	(0.15)	(0.18)
Osprey non-redeemable common stock basic and diluted net loss per share	(1.20)	N/A	N/A	N/A	N/A	N/A
Stockholders’ equity (deficit) per share - basic and diluted	(2.13)	(1.12)	3.03	1.27	5.46	1.83

			Pro Forma Combined		BlackSky Equivalent Pro Forma Per Share Data(3)
	Osprey	BlackSky	Assuming No Redemption	Assuming Maximum Redemption	Assuming No Redemption	Assuming Maximum Redemption
Year Ended December 31, 2020
Weighted average number of shares outstanding - basic and diluted(1)	27,639,376	85,618,244	132,670,838	105,501,286	75,220,976	75,220,976
Weighted average number of shares outstanding - Osprey non-redeemable common stock(2)	11,891,874	N/A	N/A	N/A	N/A	N/A
Basic and diluted net income (loss) per share	0.05	(0.23)	(0.75)	(0.95)	(0.09)	(0.11)
Osprey non-redeemable common stock basic and diluted net loss per share	(1.39)	N/A	N/A	N/A	N/A	N/A

(1)	Weighted average number of shares outstanding - basic and diluted for Osprey includes amounts related to Osprey Class A common stock subject to possible redemption.

(2)

Non-redeemable common stock includes 7,906,250 shares of Osprey Class B common stock and 2,831,556 shares of Osprey Class A common stock not subject to redemption for the three months ended March 31, 2021, and 7,906,250 shares of Osprey Class B common stock and 3,985,624 shares of Osprey Class A common stock not subject to redemption for the year ended December 31, 2020.

(3)

The equivalent pro forma basic and diluted per share data for BlackSky is calculated by multiplying the combined pro forma per share data by the blended exchange ratio of 0.116 for the Class A common stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Class A common stock (outstanding due to exercise at closing and reflects forfeiture due to net exercise), Series B Preferred Stock (outstanding due to exercise at closing), Series C Preferred Stock (outstanding due to exercise at closing), and convertible bridge loans (principle and interest, rights offering incentive shares, and warrant coverage) of BlackSky that are exchanged into Osprey’s shares set forth in the Merger Agreement.

FORWARD-LOOKING STATEMENTS

This proxy statement/consent solicitation statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of Osprey and BlackSky. These statements are based on the beliefs and assumptions of the management of Osprey and BlackSky. Although Osprey and BlackSky believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Osprey nor BlackSky can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus include, but are not limited to, statements about the ability of Osprey and BlackSky prior to the merger, and New BlackSky following the merger, to:

•	meet the closing conditions to the merger, including approval by stockholders of Osprey and BlackSky on the expected terms and schedule;

•	realize the benefits expected from the proposed merger;

•	maintain and protect BlackSky’s intellectual property;

•	attract and retain key employees;

•	increase client renewal and retention rates for products over time;

•	leverage analytical capabilities and access external sensor networks;

•	expand to international and commercial markets;

•	improve geospatial data and cloud-based platform capabilities and invest in innovation efforts;

•	grow distribution channels;

•	maintain and protect BlackSky’s brand;

•	enhance future operating and financial results by increasing total revenue and profits generally over time;

•	comply with laws and regulations applicable to its business;

•	successfully defend litigation; and

•	successfully deploy the proceeds from the merger.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/consent solicitation statement/prospectus, could affect the future results of Osprey and BlackSky prior to the merger, and New BlackSky following the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/consent solicitation statement/prospectus:

•	the risk that the transactions contemplated by the merger may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities;

•

the risk that the transactions contemplated may not be completed within Osprey’s Combination Period (as defined below) and the potential failure to obtain an extension of the Combination Period if sought by Osprey;

•

the failure to satisfy the conditions to the consummation of the merger, including the adoption of the merger agreement by the stockholders of Osprey and BlackSky, the satisfaction of the minimum cash closing condition and the receipt of certain governmental and regulatory approvals;

•	the lack of a third party valuation in determining whether or not to pursue the merger;

•	the inability to complete the PIPE Investment;

•	the sufficiency of sources of funding;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the effect of the announcement or pendency of the transactions on BlackSky’s business relationships, operating results, and business generally;

•	risks that the proposed transactions disrupt current plans and operations of BlackSky;

•	the outcome of any legal proceedings that may be instituted against BlackSky or against Osprey related to the merger agreement or the transactions contemplated thereby;

•

negative impacts to BlackSky’s customers’ budgets related to COVID-19, which may result in reductions to upcoming renewals and/or negatively impact BlackSky’s ability to collect on receivables for contracted services;

•	the ability to maintain the listing of Osprey’s securities on a national securities exchange;

•

changes in the competitive and regulated industries in which BlackSky operates, variations in operating performance across competitors, changes in laws and regulations affecting BlackSky’s business and changes in the combined capital structure;

•	the impact of significant acquisitions, dispositions and other similar or material transactions;

•	ability to meet legal obligations and user expectations regarding data privacy and security;

•	the ability to implement business plans, forecasts, and other expectations after the completion of the merger, and to identify and realize additional opportunities;

•

BlackSky’s projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, BlackSky’s projected revenues, Adjusted EBITDA, market share, expenses and profitability may differ materially from its expectations;

•	the ability to invest in and deliver product development innovations and deliverables on time and with high quality;

•	the risk of downturns and a changing regulatory landscape in BlackSky’s highly competitive industry;

•

the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the merger or on the ability to implement business plans, forecasts, and other expectations after the completion of the merger and the transactions contemplated thereby.

RISK FACTORS

In addition to the other information contained in this proxy statement/consent solicitation statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements”, you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/consent solicitation statement/prospectus.

The references to “BlackSky”, “we”, “our”, “us” and the “Company” in the below sections entitled “—Risks Related to BlackSky’s Business and Industry,” “—Risks Related to BlackSky’s Satellites and Geospatial Intelligence, Imagery and Related Data Analytic Products and Services and Mission Systems,” “—Risks Related to BlackSky’s Government Contracts,” “—General BlackSky Risks,” “—Risks Related to BlackSky’s Indebtedness and Alternative Financings,” “—Risks Related to BlackSky’s Intellectual Property” and “—Risks Related to BlackSky’s Regulatory, Environmental and Legal Issues” generally refer to BlackSky and its consolidated subsidiaries prior to the effective time and New BlackSky as of the effective time.

Risks Related to BlackSky’s Business and Industry

We have incurred significant losses each year since our inception, we expect our operating expenses to increase, and we cannot give assurances of our future profitability, if any.

We have incurred significant losses each year since our inception and we may never achieve or maintain profitability. As of December 31, 2020, we had an accumulated deficit of $223.5 million. As we continue to expand our business, and the breadth of our operations, upgrade our infrastructure, expand into new markets, invest in research and development, invest in sales and marketing, including expanding our sales organization, and incur costs associated with general administration, including expenses related to being a public company and hiring additional employees, we expect that our costs of revenue and operating expenses will continue to increase. As we seek to grow our customer base, we may also incur increased losses because the costs associated with acquiring and growing our customers and with research and development are generally incurred upfront, while our revenue from customer contracts is generally recognized over the contract term. We may not be able to increase our revenue at a rate sufficient to offset increases in our costs of revenue and operating expenses in the near term or at all, which would prevent us from achieving or maintaining profitability in the future. Any failure by us to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect our business, financial condition, and results of operations. If we are unable to become profitable, we may not be able to execute our business plan, our prospects may be harmed, and our stock price may be adversely affected and decline.

If we fail to manage future growth effectively, our business could be harmed.

We have recently experienced rapid growth. We operate in a growing market and have experienced, and may continue to experience, significant expansion of our operations. This growth has placed, and may continue to place, a strain on our employees, management systems, operational, financial, and other resources. As we have grown, we have increasingly managed larger and more complex deployments of satellites and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems, with a broader base of government and commercial customers. As we continue to grow, we face challenges of integrating, developing, retaining, and motivating a rapidly growing employee base. In the event of continued growth of our operations, our operational resources, including our information technology systems, our employee base, or our internal controls and procedures may not be adequate to support our operations and deployments. Managing our growth may require significant expenditures and allocation of valuable management resources, improving our operational, financial, and management processes and systems, and effectively expanding, training, and managing our employee base. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations would be harmed.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies with global operations in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business, financial condition, and results of operations would be harmed.

We may not be able to sustain our revenue growth rate in the future.

Although our revenue increased in 2020, there can be no assurances that revenue will continue to grow or do so at current rates, and you should not rely on the revenue of any prior quarterly or annual period as an indication of our future performance. Our revenue growth rate may decline in future periods. Many factors may contribute to declines in our revenue growth rate, including increased competition, slowing demand for our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems from existing and new customers, increased regulatory burdens domestically or abroad, a failure by us to continue capitalizing on growth opportunities, terminations of existing contracts by our customers, and the maturation of our business, among others. If our revenue growth rate declines, our business, financial condition, and results of operations could be adversely affected.

The loss of one or more of our largest customers could adversely affect our results of operations. In addition, if existing customers do not make subsequent purchases from us or renew their contracts with us, our revenue could decline, and our results of operations would be adversely impacted.

We are dependent on a small number of customers for a large portion of our revenues. A significant decrease in the sales to or loss of any of our major customers would have a material adverse effect on our business, financial condition, and results of operations. In fiscal 2020, we had five customers that each accounted for more than 10% of our total revenues and in the aggregate, accounted for 74% of our total net revenues. In fiscal 2019, we had four customers that each accounted for more than 10% of our total revenues and in the aggregate, accounted for 69% of our total net revenues. Customers in the defense market generally purchase our services in connection with government programs that have a limited duration, leading to fluctuating sales to any particular customer in this market from year to year. If we lose one or more of our major enterprise or government customers, or if we experience a significant reduction in business from one or more major enterprise or government customers, there is no assurance that we would be able to replace those customers to generate comparable revenue over a short time period, which could harm our operating results and profitability.

We derive a significant portion of our revenue from existing customers that expand their relationships with us. Increasing the size and number of the deployments of our existing customers is a major part of our growth strategy. We may not be effective in executing this or any other aspect of our growth strategy. It is not possible for us to predict the future level of demand from our larger customers for our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems.

Our contract terms with our customers and resellers vary in length, may not provide for automatic renewal and may require the customer or reseller to opt-in to extend the term. Our customers and resellers have no obligation to renew, upgrade, or expand their contracts with us after the terms of their existing contracts have expired. In addition, many of our customer and reseller contracts permit the customer or reseller to terminate their contracts with us with notice periods of varying lengths. If one or more of our customers or resellers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers or resellers elect not to renew their contracts with us; if our customers or resellers renew their contractual arrangements with us for shorter contract lengths; or

if our customers or resellers otherwise seek to renegotiate terms of their existing contracts on terms less favorable to us, our business, financial condition, and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers or resellers that represent a material portion of our revenue or business operations.

Our ability to renew or expand our customer relationships may decrease or vary as a result of a number of factors, including our customers’ satisfaction or dissatisfaction with our geospatial data and analytics platform and/or our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems, the frequency and severity of errors or disruptions in our platform and/or our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems, reliability of our satellites and/or our platform, our pricing, the effects of general economic conditions, competitive offerings or alternatives, or reductions in our customers’ spending levels. Our business, financial condition, and results of operations would also be adversely affected if we face difficulty collecting our accounts receivable from our customers or if we are required to refund customer prepayments and deposits.

Achieving renewal or expansion of deployments may require us to increasingly engage in sophisticated and costly sales efforts that may not result in additional sales. In addition, our customers’ decisions to expand the use of our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems depends on a number of factors, including general economic conditions, the functioning of our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems, and our customers’ satisfaction with our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems. If our efforts to expand within our existing customer base are not successful, our business may suffer.

The majority of our customer contracts may be terminated by the customer at any time for convenience and may contain other provisions permitting the customer to discontinue contract performance, and if terminated contracts are not replaced, our results of operations may differ materially and adversely from those anticipated. In addition, our contracts with government customers often contain provisions with additional rights and remedies favorable to such customers that are not typically found in commercial contracts.

The majority of our customer contracts are government contracts, which often contain termination for convenience provisions. Customers that terminate their contracts may also be entitled to a pro rata refund of the amount of the customer deposit for the period of time remaining in the contract term after the applicable termination notice period expires. If a customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts, or if a government were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

We rely on the significant experience and specialized expertise of our senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow our business successfully. If we are unable to successfully build, expand, and deploy additional members of our management, engineering, sales and operational staff in a timely manner, or at all, or to successfully hire, retain, train, and motivate such personnel, our growth and long-term success could be adversely impacted.

Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers and data scientists, many of whom have numerous years of experience, specialized expertise in our business, and security clearances required for certain defense projects. If we are not successful in hiring and retaining highly qualified engineers and data scientists, we may not be able to extend or maintain our engineering and data science expertise, and our future product development efforts could be adversely affected. Competition for hiring these employees is intense, especially regarding engineers and data scientists with specialized skills and security clearances required for our business, and we may be unable to hire and retain enough engineers and data scientists to implement our growth strategy.

Certain U.S. government contracts require us, and some of our employees, to maintain national security clearances. Obtaining and maintaining national security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold national security clearances. Further, some of our contracts contain provisions requiring us to staff an engagement with personnel that the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract. As a result, if we are unable to recruit and retain a sufficient number of qualified employees, we may lose revenue and our ability to maintain and grow our business could be limited.

Our future success also depends on the successful execution of our strategy to increase our sales to existing customers, identify and engage new customers, and enter new U.S. and non-U.S. markets will depend, among other things, on our ability to successfully build and expand our sales organization and operations. Identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, which could adversely impact our business, financial condition, and results of operations in the short and long term.

In order to successfully scale our sales model, we must, and we intend to, increase the size of our direct sales force, both in the United States and outside of the United States, to generate additional revenue from new and existing customers. If we do not hire and retain a sufficient number of qualified sales personnel, our future revenue growth and business could be adversely impacted. It may take a significant period of time before our sales personnel are fully trained and productive, and there is no guarantee we will be successful in adequately training and effectively deploying our sales personnel. Our business would be adversely affected if our efforts to build, expand, train, and manage our sales organization are not successful. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect our rate of growth. In addition, any significant change to the way we structure the compensation of our sales organization may be disruptive and may affect our revenue growth. If we are unable to attract, hire, develop, retain, and motivate qualified sales personnel, if our new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if our marketing programs are not effective or if we are unable to effectively build, expand, and manage our sales organization and operations, our sales and revenue may grow more slowly than expected or materially decline, and our business may be significantly harmed.

Our sales efforts involve considerable time and expense and our sales cycle is often long and unpredictable.

Our results of operations may fluctuate, in part, because of the intensive nature of our sales efforts and the length and unpredictability of our sales cycle. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of our satellites and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems. In addition, we have a limited direct sales force, and our sales efforts have historically depended on the significant involvement of our senior management team. The length of our sales cycle tends to be long and varies substantially from customer to customer. Because decisions to purchase our imagery services involve significant financial commitments, potential customers generally evaluate our systems, products and technologies at multiple levels within their organization, each of which often have specific requirements, and typically involve their senior management and multiple internal approvals. We sometimes spend substantial time, effort, and money in our sales efforts without producing any sales. As a result of these and other factors, our sales efforts typically require an extensive effort throughout a customer’s organization, a significant investment of human resources, expense and time, including by our senior management, and there can be no assurances that we will be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition, and results of operations could be adversely affected.

We may not be able to convert our orders in backlog into revenue.

Backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. The contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in backlog could change because many factors affect the scheduling of projects. Cancellation of or adjustments to contracts may occur. Additionally, all U.S. government contracts included in backlog may be terminated at the convenience of the U.S. government. If a U.S. government contract is terminated before completion of all of the contracted work, we may not receive all potential revenue from these orders.

The failure to realize all amounts in our backlog could adversely affect our future revenues and gross margins. As a result, our backlog as of any particular date may not be an accurate indicator of our future earnings. Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

Our results of operations are subject to fluctuation from period to period and may not be an accurate indication of future performance.

Our quarterly results of operations, including cash flows, have fluctuated significantly in the past and are likely to continue to do so in the future. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results, financial position, and operations are likely to fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of New BlackSky Parent Class A common stock.

Our financial performance is dependent on our ability to generate a sustainable order rate for our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems. This can be challenging and may fluctuate on an annual basis as the number of contracts awarded varies. Many satellite operators in the space data and analytics industry have continued to defer new satellite construction awards to evaluate other competing satellite system architectures and other market factors. If we are unable to win new contracts or execute existing contracts as expected, our business, results of operations and financial position could be further adversely affected.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our products and services. We are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of paying for our products and services. Therefore, our sales cycle is often long and can vary substantially from customer to customer. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large sales transactions in a quarter would impact our results of operations and cash flow for that quarter and any future quarters in which revenue from that transaction is lost or delayed. In addition, downturns in new sales may not be immediately reflected in our revenue because we generally recognize revenue over the term of our contracts. The timing of customer billing and payment varies from contract to contract. A delay in the timing of receipt of such collections, or a default on a large contract, may negatively impact our liquidity for the period and in the future. Because a substantial portion of our expenses are relatively fixed in the short-term and require time to adjust, our results of operations and liquidity would suffer if revenue falls below our expectations in a particular period. In addition, our pricing model includes both subscription-based and fixed fee contracts, adding further variability to the timing of our revenue recognition across customer contracts.

Other factors that may cause fluctuations in our quarterly results of operations and financial position include, without limitation, those listed below:

•	the number of satellites in our satellite constellation;

•	unexpected weather patterns, natural disasters or other events that impact image quality or force a cancellation or rescheduling of satellite launches;

•	satellite or geospatial data and analytics platform failures that reduce the planned network size below projected levels, which result in contract delays or cancellations;

•	the cost of raw materials or supplied components for the manufacture and operation of our satellites;

•	the timing and cost of, and level of investment in, research and development relating to our technologies;

•	termination of one or more large contracts by customers, including for convenience;

•	changes in the competitive dynamics of our industry; and

•	general economic, regulatory, and market conditions, including the impact of the COVID-19 pandemic.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. These factors make it difficult for us to accurately predict financial metrics for any particular period.

The variability and unpredictability of our quarterly results of operations, cash flows, or other operating metrics could also result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other key metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of New BlackSky Parent Class A common stock could fall, and we could face costly lawsuits, including securities class action suits.

We could incur significant unanticipated costs if we do not accurately estimate and execute the costs of fixed-price engagements.

Certain mission systems and solution contracts are fixed-price contracts, rather than contracts in which payment to us is determined on a time and materials or other basis. Our failure to estimate accurately the resources and schedule required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition, and results of operations. We are consistently entering into long-term contracts for large projects that magnify this risk. We have been required to commit unanticipated additional resources to complete certain projects, which has resulted in losses on those contracts. In addition, we may fix the price for some projects at an early stage of the project engagement, which could result in a fixed price that is too low. Therefore, any changes from our original estimates could adversely affect our business, financial condition, and results of operations.

The global COVID-19 outbreak has significantly affected our business and operations.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to minimize the risk of the virus to our employees, our customers, and the communities in which we operate, which may negatively impact our business.

We are designated as an “essential critical infrastructure” for national security as defined by the U.S. Department of Homeland Security, and consistent with federal guidelines and with state and local orders to date, our business has continued to operate through the COVID-19 pandemic. Notwithstanding our continued operations, COVID-19 has had negative impacts on certain of our operations, our supply chain, vendors, transportation networks and customers, which have reduced certain of our sales and our margins, including as a result of preventative and precautionary measures that we, our suppliers, other businesses, and governments are taking. The COVID-19 outbreak is a widespread public health crisis that is adversely affecting the economies and financial markets globally. The progression of this pandemic could negatively impact our business or results of operations through the temporary or extended closure of our operating locations or those of our customers or suppliers.

While the COVID-19 pandemic has provided certain new opportunities for our business to expand, it has also created many negative headwinds that present risks to our business and results of operations. For example, the COVID-19 pandemic has generally disrupted the operations of our vendors, customers and prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets or other harm to their business and financial results, which could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which would negatively impact our business and operating results, including sales and cash flows. We do not yet know the net impact of the COVID-19 pandemic on our business and cannot guarantee that it will not be materially negative. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we have adopted may create operational and other challenges, any of which could harm our business and results of operations.

Risks Related to BlackSky’s Satellites and Geospatial Intelligence, Imagery and Analytic Products and Services and Mission Systems

Our ability to grow our business depends on the successful production, launch, commissioning and/or operation of our satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond our control.

Our current primary research and development objectives focus on the development of our satellites and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems. We have limited operational experience with our Gen-2 satellites, and our Gen-3 satellites are still in development and may not be completed on time or at all and the costs associated with it may be greater than expected. While we estimate the gross costs associated with designing, building and launching our Gen-3 satellites will be significant, there can be no assurance that we will complete this on a timely basis, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development, integration, and operations of our satellites and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems involves many uncertainties, some of which are beyond our control, including, but not limited to:

•	timing in finalizing satellite design and specifications;

•	performance of satellites and our space system meeting design specifications;

•	failure of satellites and our space system as a result of technological or manufacturing difficulties, design issues or other unforeseen matters;

•	engineering and/or manufacturing performance failing or falling below expected levels of output or efficiency;

•	increases in costs of materials;

•	changes in project scope;

•	our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•	performance of manufacturing facilities that we use despite risks that disrupt productions, such as natural disasters, catastrophic events or labor disputes;

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performance of a limited number of suppliers for certain raw materials and supplied components, the accuracy of supplier representations as to the suitability of such raw materials and supplied components for our products, and their willingness to do business with us;

•	performance of our internal and third-party resources that support our research and development activities;

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our ability to protect our intellectual property critical to the design and function of our satellites and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems;

•	our ability to continue funding and maintaining our research and development activities;

•	successful completion of demonstration missions; and

•	the impact of the COVID-19 pandemic on us, our customers and suppliers, and the global economy.

If any of the above events occur, they could have a material adverse effect on our ability to continue to develop, integrate and operate our satellites and related infrastructure, products and services, which would materially adversely affect our business, financial condition and results of operations.

Loss of, or damage to, a satellite and the failure to obtain data or alternate sources of data for our geospatial intelligence, imagery and related data analytic products and services and mission systems may have an adverse impact on our business, financial condition, and results of operations. If our satellites and related equipment have shorter useful lives than we anticipate, we may be required to recognize impairment charges.

We rely on data collected from a number of sources including data obtained from our satellites and from third parties. We may become unable or limited in our ability to collect such data. For example, satellites can temporarily go out of service and be recovered, or cease to function for reasons beyond our control, including the quality of design and construction, the supply of fuel, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits and space environments in which the satellites are placed and operated. Electrostatic storms, collisions with other objects (including, but not limited to, space debris and other spacecrafts) or actions by malicious actors, including cyber related, could also damage the satellites and subject us to liabilities for any damages caused to other spacecrafts. Additionally, in certain instances, governments may discontinue for periods of time the access to or operation of a satellite for any particular area on the Earth and for various reasons may not permit transmission of certain data, whether from a satellite owned by the government or not.

Satellites can experience malfunctions, commonly referred to as anomalies, which have occurred and may occur in the future in our satellites. Any single anomaly could materially and adversely affect our ability to utilize the satellite. Anomalies may also reduce the expected capacity, commercial operation and/or useful life of a satellite, thereby reducing the revenue that could be generated by that satellite or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity earlier than planned and could have a material adverse effect on our business. In the past, we have had a satellite that never went into commercial operations as a result of anomalies. Further, on May 15, 2021, a Rocket Lab Electron rocket carrying two of our satellites suffered a failure during flight, preventing a successful deployment of our resulting in the loss of both satellites. In addition, if a satellite experiences a malfunction, our backup satellite capacity may be insufficient to meet all of our customers’ needs or cause service interruptions, and we may need to potentially blackout or reduce service to certain customers, which would adversely affect our relationships with our customers and result in loss of revenues. Although we work closely with our satellite manufacturer to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in the satellites, we may not be able to prevent the impacts of anomalies in the future.

Satellites have certain redundant systems which can fail partially or in their entirety and accordingly satellites may operate for extended periods without all redundant systems in operation, but with single points of failure. The failure of satellite components could cause damage to or loss of the use of a satellite before the end of its expected operational life. For example, in 2019, we reduced the useful life of one of our operational satellites from three years to 1.5 years to reflect its impaired ability to collect imagery subsequent to launch. Certain of our satellites are nearing the end of their expected operational lives. As satellites near the end of their expected operational lives, we expect the performance of each satellite to decline gradually near the end of its expected operational life. We can offer no assurance that satellites will maintain their prescribed orbits or remain operational and we may not have replacement satellites that are immediately available.

We evaluate our satellites for impairment and test for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Certain of the anomalies previously disclosed may be considered to represent a significant adverse change in the physical condition of a particular satellite. There can be no assurance as to the actual operational life of a satellite or that the operational life of individual components will be consistent with their design life. A number of factors will impact the useful lives of our satellites, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the satellites during launch and in orbit. In addition, any improvements in technology may make obsolete our existing satellites or any component of our satellites prior to the end of their lives. If our satellites and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our commercial payloads and declines in actual or planned revenues, which would have a material adverse effect on our business, financial condition, and results of operations.

Long-lived assets, including goodwill and intangible assets, are tested annually for impairment in the fourth quarter or whenever there is an indication that an asset may be impaired. Disruptions to our business, unexpected significant declines in our operating results, adverse technological events or changes in the regulatory markets in which we operate may result in impairment charges to our tangible and intangible assets. Any future impairment charges could substantially affect our reported results.

Our business involves significant risks and uncertainties that may not be covered by insurance.

We endeavor to obtain insurance coverage from established insurance carriers to cover certain risks and liabilities related to our business. However, the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities.

Although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations.

In addition, even though we carry business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our business, financial condition, and results of operations.

We do not maintain launch or in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our launches result in catastrophic failure or one or more of our in-orbit satellites or payloads fail, we could be required to record significant impairment charges for the satellite or payload.

We do not maintain launch or in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our in-orbit uninsured satellites or payloads fail, or one or more of our uninsured satellites is destroyed during failed launch, we could be required to record significant impairment charges for the satellite or payload. We may review the purchase of launch insurance on a case by case basis evaluating the launch history of our launch provider, number of satellites to be deployed on the launch vehicle, the status of our constellation, our ability to launch additional satellites in the near term, and the cost of insurance, among other factors. We do not maintain third-party liability insurance with respect to our satellites. Accordingly, we currently have no insurance to cover any third-party damages that may be caused by any of our satellites, including personal and property insurance. If we experience significant uninsured losses, such events could have a material adverse impact on our business, financial condition and results of operations.

Satellites are subject to construction and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect our operations.

Delays in the construction of future satellites and the procurement of requisite components and launch vehicles, limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement could have a material adverse effect on our business, financial condition, and results of operations. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in anticipated revenue to be generated by that satellite and/or significant impairment charges. For example, in 2019, one of our two satellites was damaged during launch commissioning, which resulted in an impairment loss of $6.6 million, the full carrying value of the satellite. Also, on May 15, 2021, a Rocket Lab Electron rocket carrying two of our satellites suffered a failure during flight, resulting in the loss of both satellites, which resulted in an impairment loss of $18.3 million, the full carrying value of the satellites. Any significant delay in the commencement of service of a satellite could delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of a satellite were to occur, we may not be able to accommodate affected customers with our other satellites or data from another source until a replacement satellite is available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. An extended launch delay beyond planned contingency, launch failure, underperformance, delay or perceived delay could have a material adverse effect on our business prospects, financial condition, and results of operations.

If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition and results of operations.

The manufacturing, testing, launching and operation of satellites involves complex processes and technology. Our satellites employ advanced technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of our satellite. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of our satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite. Even if a satellite is operated properly, minor technical flaws in the satellite’s sensors could significantly degrade their performance, which could materially affect our ability to collect imagery and market our products and services successfully.

We cannot provide assurances that our satellites will continue to operate successfully in space throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to collect imagery and market our products and services successfully. While certain software deficiencies may be corrected remotely, most, if not all, of the satellite anomalies or debris collision damage cannot be corrected once the satellites are placed in orbit. Further, although we have some ability to actively maneuver our satellites to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and cataloged by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our satellites should a collision occur.

If we suffer a partial or total loss of a deployed satellite, we could need a significant amount of time and could incur substantial expense to replace that satellite. We may experience other problems with our satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, we may lose most or all of the revenue that otherwise would have been derived from that satellite. Our inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue. If a satellite experiences a significant anomaly such that it becomes impaired or is no longer functional, it could significantly impact our business, prospects and profitability.

The market for geospatial intelligence, imagery and related data analytics and mission systems has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for geospatial intelligence, imagery and related data analytics and mission systems has not been established with precision as the commercialization of space is a relatively new development and is rapidly evolving. Our views of the total addressable market are based on a number of third-party reports which may or may not accurately reflect future market size and growth. As a result, our views of the total addressable market may prove to be incorrect.

The market may not accept our geospatial intelligence, imagery and related data analytic products and services and mission systems, and our business is dependent upon our ability to keep pace with the latest technological changes.

The market for our geospatial intelligence, imagery and related data analytic products and services and mission systems is characterized by rapid technological change and evolving industry standards. Failure to respond in a timely and cost-effective way to these technological developments would result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from providing geospatial intelligence, imagery and related data analytic products and services and mission systems that are based upon today’s leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances and needs of our customers, and evolving industry standards.

We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new offerings and technologies or to adapt or modify our existing offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new offerings and technologies or identification of and expansion into new markets. Due to the design complexity of our products, we may, in the future, experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our geospatial intelligence, imagery and related data analytic products and services and mission systems will develop or continue to expand or that we will be successful in newly identified markets as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Market acceptance of our commercial high-resolution imagery and related products and services depends on a number of factors, including the quality, scope, timeliness, sophistication, price and the availability of substitute products and services. We cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our technologies or develop technologies that better meet the needs of our customers. The possibility exists that our competitors might develop new technology or offerings that might cause our existing technology and offerings to become obsolete. If we fail to develop, manufacture, and market innovative technologies or services that meet customers’ requirements or our technologies and services fail to achieve market acceptance more rapidly as compared to our competitors, our ability to procure new contracts could be negatively impacted and our business may not continue to grow in line with historical rates or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our business, financial condition, and results of operations could be materially and adversely affected.

Currently we are dependent on LeoStella as the sole manufacturer of our satellites. Any significant disruption to LeoStella’s operations or facilities could have a material adverse effect on our business, financial condition, and results of operations.

In 2018, we formed LeoStella, a joint venture owned 50-50 between us and Thales Alenia Space US Investment LLC (“Thales”). LeoStella currently manufactures BlackSky’s Gen-2 satellites, is assisting with the design of BlackSky’s Gen-3 satellites and has certain exclusivity and/or right of first refusal and right of last offer rights with respect to the supply of our satellites and certain related services to us, subject to certain exceptions. Our ability to execute our business strategy and grow our satellite constellation depends on efficient, proper, and uninterrupted operations at our satellite manufacturers. A significant disruption to our satellite manufacturers could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on our satellite manufacturers poses a number of risks, including lack of control over the manufacturing process and ultimately over the quality and timing of delivery of our satellites. An infrastructure failure at a manufacturer’s facilities could result in the destruction of satellites under construction or inventory, manufacturing delays or additional costs incurred. LeoStella has limited operations and does not currently maintain back-up manufacturing facilities or operations. In addition, our arrangement with LeoStella limits our ability to use an alternative manufacturer for our satellites. A change in our relationship with LeoStella could result in a material adverse effect on our business, financial condition, and results of operations. A decision to change manufacturers would result in longer times for design and production as we develop relationships with new suppliers.

We are dependent on third parties to transport and launch our satellites into space and any delay could have a material adverse impact to our business, financial condition, and results of operations.

Currently there are only a handful of companies who offer launch services, and if this sector of the space industry does not grow or there is consolidation among these companies, we may not be able to secure space on a launch vehicle or such space may be more costly.

We are dependent on third-parties to transport our satellites and ground station equipment around the world and to launch and deliver our satellites into space. We are subject to timely and affordable access to launch services that meet our business and technical requirements for our constellation. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause prices to increase or cause delays in our launch schedule. Additionally, a shortage of transportation providers for our satellites and ground station equipment may cause our costs to increase, delays in our ability to launch our satellites, gaps in our service coverage and adversely affect our ability to meet customer demand. Any of these situations could have a material adverse effect on our business, financial condition, and results of operations.

Further, in the event that a launch is delayed, our timing for recognition of revenue may be impacted depending on the length of the delay and the nature of our customer contracts. While such delays are common in the space industry, any delay in a launch could result in a delay in recognizing revenue which could materially impact our financial statements or result in negative impacts to our earnings during a specified time period, which could have a material effect on our business, financial condition, and results of operations.

Prolonged unfavorable weather conditions could negatively impact our operations.

In order for satellites to collect and deliver imagery effectively, the satellite must be able to view the desired area on a certain day at a certain time as it passes overhead. Adverse weather conditions, such as clouds or haze, may prevent satellites from collecting data and imagery or could cause the satellite to experience technical difficulties communicating with the ground terminals or collecting imagery in the same quality or volume that was intended. In addition, space weather, such as solar flares, could take our satellites out of orbit, disrupt our ground communication networks and affect the decay rate of our satellites. The occurrence of any of the foregoing could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

We face intense competition that may cause us to have to either reduce our prices for geospatial intelligence, imagery and related data analytic products and services and mission systems or to lose market share.

We operate in highly competitive industries and many of our competitors are larger and have substantially greater resources than we have. Our products and services compete with satellite and aerial imagery and related products and services offered by a range of private and government providers. Our current or future competitors may have superior technologies or greater financial, personnel and other resources than we have. The value of our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems may also be diluted by related products and services that are available free of charge.

Competition in our imagery services business is highly diverse, and while our competitors offer different products, there is often competition for contracts that are part of governmental budgets. Our major existing and potential competitors for our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems include commercial satellite imagery companies, state-owned imagery providers, aerial imagery companies, free sources of imagery and unmanned aerial vehicles. We also face competition from companies that provide geospatial data analytic information and services to the U.S. government, including defense prime contractors.

Our competitors or potential competitors could, in the future, offer satellite-based imagery or other products and services with more attractive features than our products and services. The emergence of new remote imaging technologies or the continued growth of low-cost imaging satellites, could negatively affect our marketing efforts. More importantly, if competitors develop and launch satellites or other imagery-content sources with more advanced capabilities and technologies than ours, or offer products and services at lower prices than ours, our business and results of operations could be harmed. Due to competitive pricing pressures, such as new product introductions by us or our competitors or other factors, the selling price of our products and services may further decrease. If we are unable to offset decreases in our average selling prices by increasing our sales volumes or by adjusting our product mix, our revenue and operating margins may decline and our financial position may be harmed.

The U.S. government and foreign governments may develop, construct, launch and operate their own imagery satellites, which could reduce their need to rely on us and other commercial suppliers. In addition, such governments could sell or provide free of charge Earth imagery from their satellites and thereby compete with our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems. Also, governments may at times make our imagery freely available for humanitarian purposes, which could impair our revenue growth with non-governmental organizations.

In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, subsidies and other protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with satellite development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.

Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than we do. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and margins, and loss of market share. In addition, it is possible that industry consolidation may impact customers’ perceptions of the viability of smaller or even mid-size companies and consequently customers’ willingness to purchase from such firms.

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced margins, and loss of market share, any of which could harm our business and results of operations.

Issues in the use of artificial intelligence (“AI”) (including machine learning) in our geospatial data and analytics platforms may result in reputational harm or liability.

AI is enabled by or integrated into some of our geospatial data and analytics platforms and is a growing element of our business offerings. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. Though our technologies and business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on our financial condition and operations or the financial condition and operations of our customers, we may experience competitive harm, legal liability and brand or reputational harm.

Our products and services are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our or our customers’ resources from other purposes. We devote substantial resources to research and development, which could cause our operating results to decline.

Our satellites and component parts, geospatial data and analytics platform, and geospatial intelligence, imagery and related data analytic products and services and mission systems are extremely complex and must operate successfully with complex hardware and software from other vendors. Despite testing, our platform and products have contained defects and errors and may in the future contain defects or errors, or experience performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, diversion of our personnel’s attention from our product development efforts, exposure to liability for damages, damaged customer relationships, and harm to our reputation, any of which could materially harm our results of operations. In addition, increased development costs could be substantial and could reduce our operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to lawsuits against us, result in injury, death, or property damage, and significantly damage our reputation and support for our products and services in general. Alleviating any of these problems could require additional significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licenses, which could cause us to lose existing or potential customers and could adversely affect our business, financial condition, results of operations, and growth prospects.

In addition, our products and services integrate a wide variety of other elements, and our products and services must successfully interoperate with products from other vendors and our customers’ internally developed software. As a result, when problems occur for a customer using our products and services, it may be difficult to identify the sources of these problems. The occurrence of software or errors in data, whether or not caused by our products and services, could delay or reduce market acceptance of our products and services and have an adverse effect on our business and financial performance, and any necessary revisions may cause us to incur significant expenses. In addition, we may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain the compatibility of our products and services with our customers’ network and security infrastructures, our customers may not be able to fully adopt our offerings, and we may, among other consequences, experience reduced demand for our products and services, which could adversely affect our business, financial condition, and results of operations. Further, the incorrect or improper implementation or use of our software, our failure to train customers on how to benefit from full utilization of our platform, or our failure to provide support services to our customers may result in errors or loss of data and as a result, dissatisfied customers, negative publicity, and harm to our reputation and brand, or legal claims against us.

There can be no assurance that we will be successful in developing and marketing, on a timely basis, new products or product enhancements or that the new products will adequately address the changing needs of the marketplace or that we will successfully manage the transition from existing products. There can be no assurance that errors will not be found in any new or enhanced products. Certain products require a higher level of sales and support expertise or external validation. Failure of our sales channel and sales representatives, particularly the independent channel partners, to obtain this expertise and to sell the new product offerings effectively could have an adverse impact on our sales in future periods. We do not have a comprehensive network of resellers, VARs and OEMs and we may not be successful in developing a global sales network with qualified and experienced channel partners. Any of these problems may result in the loss of or delay in customer acceptance, diversion of development resources, damage to our reputation, or increased service costs, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We often rely on a limited number of vendors to provide certain key raw materials, supplied components, products or services and the inability of these key vendors to meet our needs could have a material adverse effect on our business.

Many raw materials and components, particularly for the construction of satellites and management of certain remote ground terminals and direct access facilities, are procured or subcontracted on a single or sole-source basis. If a sole source supplier cannot meet our needs or is otherwise unavailable, we may be unable to find a suitable alternative. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales, contract penalties or terminations and damage to customer relationships and could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In addition, manufacturing of our satellites depends on specific technologies and companies for which there may be a limited number of vendors. If these vendors are unable to meet our needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, our business, financial condition, and results of operations may be adversely affected. While alternative sources for these key raw materials, supplied components, products, services, and technologies may exist, we may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair our ability to operate our business. Furthermore, these vendors may request changes in pricing, payment terms or other contractual obligations, which could cause us to make substantial additional investments. Moreover, the imposition of tariffs or import/export restrictions on raw materials or supplied components could have a material adverse effect on our operations.

We have in the past experienced and may in the future experience delays in manufacturing or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by the ITAR, EAR, or other restrictions on transfer of sensitive technologies.

We have limited experience with respect to determining the optimal prices and pricing structures for our products and services.

We expect that we may need to change our pricing model from time to time, including as a result of competition, global economic conditions, reductions in our customers’ spending levels generally, changes in product mix, pricing studies or changes in how information technology infrastructure is broadly consumed. Similarly, as we introduce new products and services, or as a result of the evolution of our existing products and services, we may have difficulty determining the appropriate price structure for our products and services. In addition, as new and existing competitors introduce new products or services that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our products and services to larger organizations, these larger organizations may demand substantial price concessions. As a result, we may be required from time to time to revise our pricing structure or reduce our prices, which could adversely affect our business, financial condition, and results of operations.

Any failure to offer high-quality technical support may harm our relationships with our customers and have a negative impact on our business and financial condition.

Our customers depend on our customer support team to resolve technical and operational issues relating to our products and services. Our ability to provide effective customer support is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers with products and services such as ours. The number of our customers has grown significantly and that has and will put additional pressure on our customer support team. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. In addition, as we continue to grow our operations and expand internationally, we need to be able to provide efficient customer support that meets our customers’ needs globally at scale and our customer support team will face additional challenges, including those associated with delivering support, training, and documentation in languages other than English. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could negatively impact our operating results. In addition, we provide self-service support resources to our customers. Some of these resources rely on engagement and collaboration with other partners. If we are unable to continue to develop self-service support resources that are easy to use and that our customers utilize to resolve their technical issues, customers may continue to direct support requests to our customer support team instead of relying on our self-service support resources and our customers’ experience with our geospatial data and analytics platform may be negatively impacted. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, our ability to sell our products and services to existing and prospective customers, and our business, financial condition, and results of operations.

If we fail to meet our service level commitments, our business, results of operations and financial condition could be adversely affected.

Our agreements with customers and resellers may provide for service level commitments, which contain specifications regarding the availability and performance of our products and services such as assured access and guaranteed capacity. Any failure of or disruption to our infrastructure could impact the performance of our satellites and the availability of our products and services to our customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our products and services, we may be contractually obligated to provide affected customers with service credits for future subscriptions, and, in certain cases, face contract termination with refunds of prepaid amounts. If we suffer performance issues or downtime that exceeds the service level commitments under our contracts with our customers, our business, financial condition, and results of operations would be adversely affected.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business and satellite launch schedules. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.

We are vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, acts of terrorism or disruptive political events where our facilities or the launch facilities of our transport partners are located, or where are third-party suppliers’ facilities are located, power shortages and blackouts, aging infrastructures and telecommunications failures. Furthermore, climate change has, and may continue to, increased the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to maintain launch schedules or fulfill our customer contracts.

The availability of many of our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems depends on the continuing operation of our satellite operations infrastructure, satellite manufacturing operations, information technology and communications systems. Any downtime, damage to or failure of our systems could result in interruptions in our service, which could reduce our revenues. Our systems are vulnerable to damage or interruption from floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. In the event we are unable to collect, process and deliver imagery from our facility, our daily operations and operating results would be materially and adversely affected. In addition, our ground terminal centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, aging infrastructure, telecommunications failures and similar events. The occurrence of any of the foregoing could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to BlackSky’s Government Contracts

Our business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

We have contracts with the U.S. government, and we may enter into additional contracts with the U.S. government in the future, and this subjects a large part of our business to statutes and regulations applicable to companies doing business with the government, including the Federal Acquisition Regulation (“FAR”). These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. FAR governs all aspects of government contracting, including contractor qualifications and acquisition procedures. The FAR provisions in U.S. government contracts must be complied with in order for the contract to be awarded and provides for audits and reviews of contract procurement, performance and administration.

For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Government contracts often also contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

•	Terminate existing contracts for convenience with short notice;

•	Reduce orders under or otherwise modify contracts;

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For contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

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For some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	Decline to exercise an option to renew a multi-year contract;

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Claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

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Prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

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Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract;

•	Suspend or debar us from doing business with the applicable government; and

•	Control or prohibit the export of our services.

In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our gross margins, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized disclosure and accounting requirements unique to government contracts;

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financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•	public disclosures of certain contract and company information;

•	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements; and

•	requirements to procure certain materials, components and parts from supply sources approved by the customer.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. New regulations or procurement requirements (including, for example regulations regarding counterfeit and corrupt parts, supply chain diligence and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. In addition, if we fail to comply with government contracting laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

Our role as a contractor to agencies and departments of the U.S. government results in our being routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others. These investigations may be conducted without our knowledge. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings, and we could face civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with U.S. government agencies were impaired, or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue would decline.

Further, changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which we or our customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of our contracts, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities, all of which could negatively impact our business, financial condition, results of operations and cash flows. In addition, continued uncertainty related to recent and future disruptions in U.S. federal government operations, such government shutdowns, the U.S. budget and/or failure of the U.S. government to enact annual appropriations, such as long-term funding under a continuing resolution, could have a material adverse impact on our revenues, earnings and cash flow and may negatively impact regulatory approvals and guidance that are important to our operations.

We face other risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business.

Our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems are incorporated into many different domestic and international defense programs Whether our contracts are directly with the U.S. government, a foreign government, or one of their respective agencies, or indirectly as a subcontractor or team member, our contracts and subcontracts are subject to special risks. For example:

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Changes in government administration and national and international priorities, including developments in the geo-political environment, could have a significant impact on national or international defense spending priorities and the efficient handling of routine contractual matters. These changes could have a negative impact on our business in the future.

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Because we contract to supply goods and services to the U.S. and foreign governments and their prime and subcontractors, we compete for contracts in a competitive bidding process. We may compete directly with other suppliers or align with a prime or subcontractor competing for a contract. We may not be awarded the contract if the pricing or product offering is not competitive, either at our level or the prime or subcontractor level. In addition, in the event we are awarded a contract, we are subject to protests by losing bidders of contract awards that can result in the reopening of the bidding process and changes in governmental policies or regulations and other political factors. In addition, we may be subject to multiple rebid requirements over the life of a defense program in order to continue to participate in such program, which can result in the loss of the program or significantly reduce our revenue or margin from the program. The government’s requirements for more frequent technology refreshes on defense programs may lead to increased costs and lower long term revenues.

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Consolidation among defense industry contractors has resulted in a few large contractors with increased bargaining power relative to us. The increased bargaining power of these contractors may adversely affect our ability to compete for contracts and, as a result, may adversely affect our business or results of operations in the future.

Our customers include U.S. government contractors who must comply with and are affected by laws and regulations relating to the formation, administration, and performance of U.S. government contracts. In addition, when we contract with the U.S. government, we must comply with these laws and regulations. A violation of these laws and regulations could result in the imposition of fines and penalties to us or our customers or the termination of our or their contracts with the U.S. government. As a result, there could be a delay in our receipt of orders from our customers, a termination of such orders, or a termination of contracts between us and the U.S. government.

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Certain of our contracts with U.S. and international defense contractors or directly with the U.S. government are on a commercial item basis, eliminating the requirement to disclose and certify cost data. To the extent that there are interpretations or changes in the FAR regarding the qualifications necessary to sell commercial items, there could be a material impact on our business and operating results. For example, there have been legislative proposals to narrow the definition of a “commercial item” (as defined in the FAR) or to require cost and pricing data on commercial items that could limit or adversely impact our ability to contract under commercial item terms. Changes could be accelerated due to changes in our mix of business, in federal regulations, or in the interpretation of federal regulations, which may subject us to increased oversight by the Defense Contract Audit Agency (“DCAA”) for certain of our products or services. Such changes could also trigger contract coverage under the Cost Accounting Standards (“CAS”), further impacting our commercial operating model and requiring compliance with a defined set of business systems criteria. Growth in the value of certain of our contracts has increased our compliance burden, requiring us to implement new business systems to comply with such requirements. Failure to comply with applicable CAS requirements could adversely impact our ability to win future CAS-type contracts.

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We are subject to the Defense Federal Acquisition Regulation Supplement (“DFARS”) and the Department of Defense (“DoD”) and other federal cybersecurity requirements, in connection with our defense work for the U.S. government and defense prime contractors. Amendments to DoD cybersecurity requirements, such as through amendments to the FAR or DFARS, may increase our costs or delay the award of contracts if we are unable to certify that we satisfy such cybersecurity requirements.

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The U.S. government or a defense prime contractor customer could require us to relinquish data rights to a product in connection with performing work on a defense contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program.

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We currently have a cost reimbursable contract with the U.S. government, and in the future, we may enter into additional contracts with the U.S. government or a defense prime contractor customer that require us to enter into additional cost reimbursable contracts that could offset our cost efficiency initiatives.

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We are subject to various U.S. federal export-control statutes and regulations, which affect our business with, among others, international defense customers. In certain cases, the export of our products and technical data to foreign persons, and the provision of technical services to foreign persons related to such products and technical data, may require licenses from the U.S. Department of Commerce or the U.S. Department of State. The time required to obtain these licenses, and the restrictions that may be contained in these licenses, may put us at a competitive disadvantage with respect to competing with international suppliers who are not subject to U.S. federal export control statutes and regulations. In addition, violations of these statutes and regulations can result in civil and, under certain circumstances, criminal liability as well as administrative penalties which could have a material adverse effect on our business, financial condition, and results of operations.

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Sales to our U.S. prime defense contractor customers as part of foreign military sales (“FMS”) programs combine several different types of risks and uncertainties highlighted above, including risks related to government contracts, risks related to defense contracts, timing and budgeting of foreign governments, and approval from the U.S. and foreign governments related to the programs, all of which may be impacted by macroeconomic and geopolitical factors outside of our control.

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We derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. Therefore, certain of our employees with appropriate security clearances may require access to classified information in connection with the performance of a U.S. government contract. We must comply with security requirements pursuant to the National

Industrial Security Program Operating Manual (“NISPOM”) administered by the Defense Counterintelligence and Security Agency (“DCSA”), and other U.S. government security protocols when accessing sensitive information. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract, or potentially debarment as a government contractor. Further, the DCSA has transitioned its review of a contractor’s security program to focus on the protection of controlled unclassified information and assets. Failure to meet DCSA’s new, broader requirements could adversely impact the ability to win new business as a government contractor.

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We may need to invest additional capital to build out higher level security infrastructure at certain of our facilities to win contracts related to defense programs with higher level security requirements. Failure to invest in such infrastructure may limit our ability to obtain new contracts with defense programs.

Changes in U.S. government policy regarding use of commercial data or space infrastructure providers, or material delay or cancellation of certain U.S. government programs, may have a material adverse effect on our revenue and our ability to achieve our growth objectives.

Current U.S. government policy encourages the U.S. government’s use of commercial data and space infrastructure providers to support U.S. national security objectives. We are considered by the U.S. government to be a commercial data provider. U.S. government policy is subject to change and any change in policy away from supporting the use of commercial data and space infrastructure providers to meet U.S. government imagery and space infrastructure needs, or any material delay or cancellation of planned U.S. government programs, could materially adversely affect our revenue and our ability to achieve our growth objectives.

Our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner.

Our satellites and satellite systems must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments.

We employ sophisticated design and testing processes and practices, which include a range of stringent factory and on-site acceptance tests with criteria and requirements that are jointly developed with customers. Our systems may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or we may not be able to detect and fix all defects in the satellites and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems, or resolve any delays or availability issues in the launch services we procure. Failure to do so could result in increased costs, lost revenue and damage to our reputation, termination of contracts for convenience or default, and may adversely affect our ability to win new contract awards, all of which could have a material adverse effect on our financial results.

If our subcontractors or suppliers fail to perform their contractual obligations, our performance and reputation as a contractor and our ability to obtain future business could suffer.

As a prime contractor to the U.S. government, from time to time we rely upon other companies as subcontractors to perform work we are obligated to perform for our customers. As we secure more work under certain of our contracts, we may require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fails to satisfactorily perform the agreed-upon services on a timely basis or violates U.S. government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our customers’ expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A termination for default could expose us to liability, including liability for the agency’s costs of re-procurement, could damage our reputation and could hurt our ability to compete for future contracts.

We also are required to procure certain materials and parts from supply sources approved by the U.S. government. The inability of a supplier to meet our needs or the appearance of counterfeit parts in our products could have a material adverse effect on our financial position, results of operations or cash flows.

Our employees or others acting on our behalf may engage in misconduct or other improper activities, which could cause us to lose contracts or cause us to incur costs.

We are exposed to the risk that employee fraud or other misconduct from our employees or others acting on our behalf could occur. Misconduct by employees or others could include intentional failures to comply with U.S. government procurement regulations, engaging in unauthorized activities, insider threats to our cybersecurity, or falsifying time records. Misconduct by our employees or others acting on our behalf could also involve the improper use of our customers’ sensitive or classified information, which could result in regulatory sanctions against us, serious harm to our reputation, a loss of contracts and a reduction in revenues, or cause us to incur costs to respond to any related governmental inquiries. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenues. In addition, alleged or actual misconduct by employees or others acting on our behalf could result in investigations or prosecutions of persons engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for us regardless of whether we are alleged to have any responsibility.

We may in the future experience such misconduct, despite our various compliance programs. Misconduct or improper actions by our employees, agents, subcontractors, suppliers, business partners and/or joint ventures could subject us to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact our reputation and ability to conduct business and could have a material adverse effect on our financial position, results of operations and cash flows.

General BlackSky Risks

Intelsat has a right of first offer with respect to the sale of BlackSky Holdings, Inc., (which will be a subsidiary of New BlackSky Parent following the merger), which might discourage, delay or prevent a sale of BlackSky Holdings, Inc., and therefore, depress the trading price of BlackSky Parent Class A common stock.

In October 2019, BlackSky Holdings, Inc. (which will be a subsidiary of New BlackSky Parent following the merger) entered into a Right of First Offer Agreement with Intelsat (the “Right of First Offer Agreement”). Pursuant to the terms of the Right of First Offer Agreement, prior to commencing or engaging in a sale of our subsidiary BlackSky Holdings, Inc., BlackSky Holdings, Inc. is obligated to provide written notice of any such proposed sale to Intelsat and Intelsat will have the opportunity to provide BlackSky Holdings, Inc. with an offer to purchase BlackSky Holdings, Inc. (an “Intelsat Offer”). Pursuant to the terms of the Right of First Offer Agreement, if BlackSky Holdings, Inc. does not accept an acquisition offer made by Intelsat, BlackSky Holdings, Inc. would be permitted to negotiate and enter into an alternative sale transaction, so long as the total enterprise value for BlackSky Holdings, Inc. and its subsidiaries is greater than 110% of the value implied by any Intelsat Offer. The Right of First Offer Agreement is scheduled to expire on October 31, 2026. This description of the Right of First Offer Agreement is only a summary. You should also refer to a copy of the complete Right of First Offer Agreement, which has been filed with the SEC as an exhibit to this proxy statement/consent solicitation statement/prospectus.

The Right of First Offer Agreement may delay our ability to undertake a sale of BlackSky Holdings, Inc. and, since BlackSky Holdings, Inc. will be the main operating subsidiary of New BlackSky Parent following the merger, the existence of the Right of First Offer Agreement could limit the price that investors might be willing to pay in the future for shares of BlackSky Parent Class A common stock. The Right of First Offer Agreement could also deter potential acquirers of BlackSky Holdings, Inc., thereby reducing the likelihood that you could receive a premium for your shares of BlackSky Parent Class A common stock in an acquisition.

We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, and other third parties to support some of our customers and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition, and results of operations.

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS and Microsoft Azure, in order to operate some or all of certain key features or functions of our business, including deployment of our cloud-based imagery services and other geospatial and data analytic services, customer relationship management activities, billing and order management, and financial accounting services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that they become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in the delivery of our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems, our revenue and margins could decline, or our reputation and brand could be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

We depend and rely upon SaaS technologies from third parties to operate our business and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including enterprise resource planning, order management, contract management billing, project management and accounting and other operational activities. If these services become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our geospatial data and analytics platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Joint ventures, partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects.

We expect to continue to enter into joint ventures, partnerships, and strategic alliances as part of our long-term business strategy. Joint ventures, partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours. For example, in 2018 we formed LeoStella, a 50-50 joint venture focusing on building small imaging satellites for sale on a commercial basis, with Thales, from which we procure our satellites. LeoStella operates in a highly competitive environment and the interests of Thales may not be aligned with ours, or may change over time, which could affect the effectiveness and success of the joint venture.

Entry into certain joint ventures, partnerships, or strategic alliances now or in the future may be subject to government regulation, including review by U.S. or foreign government entities related to foreign direct investment. If a joint venture or similar arrangement were subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus limit our ability to carry out our long-term business strategy.

As our joint ventures, partnerships, and strategic alliances come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. When we enter into joint ventures, partnerships, and strategic alliances, our partners may be required to undertake some portion of sales, marketing, implementation services, engineering services, or software configuration that we would otherwise provide. In such cases, our partner may be less successful than we would have otherwise been absent the arrangement. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our joint venture partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. In addition, customer satisfaction with our products provided in connection with these arrangements may be less favorable than anticipated, negatively impacting anticipated revenue growth and results of operations of arrangements in question. Further, some of our strategic partners offer competing products and services or work with our competitors. As a result of these and other factors, many of the companies with which we have joint ventures, partnerships, or strategic alliances may choose to pursue alternative technologies and develop alternative products and services in addition to or in lieu of ours, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our systems, products or technologies or increased revenue.

Further, winding down joint ventures, partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

If we do not maintain good relationships with the members of our distribution channel, our ability to generate revenue will be adversely affected. If our distribution channel suffers financial losses, becomes financially unstable or insolvent, or is not provided the right mix of incentives to sell our subscriptions, our ability to generate revenue will be adversely affected.

We expect our revenue derived from indirect channel sales to increase in the near future. Our ability to effectively distribute our geospatial data and analytics platform, and our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems depends in part upon the financial and business condition of our distributor and reseller network. Distributors and resellers may not be highly capitalized and experience difficulties during times of economic contraction. If our distributors and resellers were to become insolvent, they would not be able to maintain their business and sales or provide customer support services, which would negatively impact our business and revenue.

Over time, we have modified and will continue to modify aspects of our relationship with our distributors and resellers, such as their incentive programs, pricing to them, and our distribution model to motivate and reward them for aligning their businesses with our strategy and business objectives. Changes in these relationships and underlying programs could negatively impact their business and harm our business. Further, our distributors and resellers may lose confidence in our business, move to competitive products, or may not have the skills or ability to support customers. The loss of or a significant reduction in business with those distributors or resellers could harm our business. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers. These events could have a material adverse effect on our financial results.

Future acquisitions may adversely affect our financial condition.

Although we have no current plans or commitments with respect to any acquisition, as part of our strategy for growth, in the future we may explore acquisitions or strategic alliances, which ultimately may not be completed or be beneficial to us. The risks associated with such acquisitions include the difficulty of assimilating solutions, operations, and personnel; inheriting liabilities such as intellectual property infringement claims; the failure to realize anticipated revenue and cost projections and expected synergies; and the diversion of management’s time and attention. We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, such acquisitions and investments may in the future contribute to fluctuations in our quarterly financial results. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. These costs or charges could negatively impact our financial results for a given period, cause quarter-to-quarter variability in our financial results, or negatively impact our financial results for future periods.

We use our judgment and estimates relating to our critical accounting policies including accounting for contracts, and any changes in such estimates or errors in our underlying assumptions could have an adverse effect on our overall financial performance.

The preparation of our financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

When agreeing to contractual terms, our management makes assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, complexity of the work to be performed, cost and availability of materials, impact of delayed performance and timing of product deliveries. Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For example, assumptions are made regarding the length of time to complete a contract since costs also include expected increases in wages, prices for materials and allocated fixed costs. Similarly, assumptions are made regarding the future impact of our efficiency initiatives and cost reduction efforts. Incentives, awards or penalties related to performance on contracts are considered in estimating revenue and profit rates and are recorded when there is sufficient information to assess anticipated performance. Suppliers’ assertions are also assessed and considered in estimating costs and profit rates.

Because of the significance of the judgment and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have a material adverse effect upon the profitability of one or more of the affected contracts, future period financial reporting and performance. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of New BlackSky Parent Class A common stock. Significant judgments, estimates, and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation, common stock valuations, and income taxes.

In addition, the projected financial information appearing elsewhere in this proxy statement/consent solicitation statement/prospectus has been prepared by management and reflects estimates of future performance as of the date such projected financial information was prepared. The projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment and may not occur, and the projections are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes. As a result of recent business developments, we have revised our projected results for 2021, as described in more detail in the section entitled “Unaudited Prospective Financial Information of BlackSky”. There can be no assurance that BlackSky’s financial condition, including its cash flows or results of operations, will be consistent with those set forth in such projected results, which could have an adverse impact on the market price of New BlackSky Parent Class A common stock or the financial position of New BlackSky Parent following the merger.

We are exposed to risks related to geopolitical and economic factors, laws and regulations and our international business subjects us to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally.

Our operations and performance depend significantly on global macroeconomic, specific foreign country and U.S. domestic economic conditions. Adverse conditions in the macroeconomic environment may result in a decreased demand for our products and services, constrained credit and liquidity, reduced government spending and volatility in equity and foreign exchange markets. In addition, to the extent the global economy experiences a significant downturn or volatility, we may be exposed to impairments of certain assets if their values deteriorate. Tighter credit due to economic conditions may diminish our future borrowing ability and increase borrowing costs under our existing credit facilities. Customers’ ability to pay for our products and services may also be impaired, which could lead to an increase in our allowance for doubtful accounts and write-offs of accounts receivable.

If any of the foreign economies in which we do business deteriorates or suffers a period of uncertainty, our business and performance may be negatively impacted through reduced customer and government spending, changes in purchasing cycles or timing, reduced access to credit for our customers, or other factors impacting our international sales and collections. Furthermore, customer spending levels in any foreign jurisdiction may be adversely impacted by changes in domestic policies, including tax and trade policies. The services we provide internationally are sometimes in countries with unstable governments, economic or fiscal challenges, military or political conflicts and/or developing legal systems. This may increase the risk to our employees, subcontractors or other third parties, and/or increase the risk of a wide range of liabilities, as well as loss of property.

We cannot predict the timing, strength, or duration of any crisis, economic slowdown or any subsequent recovery generally, or for any industry in particular. Although certain aspects of the effects of a crisis or an economic slowdown may provide potential new opportunities for our business, we cannot guarantee that the net impact of any such events will not be materially negative. Accordingly, if the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be adversely affected.

Our business, financial condition, results of operations, and prospects may be harmed if we are unable to cross-sell our solutions.

A significant component of our growth strategy is to increase the cross-selling of our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems to current and future customers, however, we may not be successful in doing so if our customers find our additional solutions to be unnecessary or unattractive. We have invested, and intend to continue to invest, significant resources in developing and acquiring additional solutions, which resources may not be recovered if we are unable to successfully cross-sell these solutions to customers using our existing solutions. Any failure to sell additional solutions to current and future customers could harm our business, financial condition, results of operations, and prospects.

Our management has limited experience in operating a public company. We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

Our management has limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Our management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could result in an increasing amount of their time that may be devoted to these activities which could result in less time being devoted to the management of our business. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States.

Following the merger, the combined company will incur significant legal, accounting, and other expenses that BlackSky did not incur as a private company. Compliance with these requirements will increase our legal and financial compliance costs and make some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur in the future as a result of being a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. We will continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

As a result of disclosure of information as a public company, our business and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If the claims are successful, our business operations and financial results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results. These factors could also make it more difficult for us to attract and retain qualified colleagues, executive officers, and members of our board of directors.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, any of which could materially adversely impact our business.

Our operations, products, solutions, analysis and intellectual property are inherently at risk of loss, inappropriate access or use, or tampering by both insider threats and external bad actors. In particular, as a defense contractor, we face various cyber and other security threats, including attempts to gain unauthorized access to sensitive information and networks; insider threats; threats to the safety of our directors, officers and employees; threats to the security and viability of our facilities, infrastructure and supply chain; and threats from state-sponsored and otherwise sophisticated actors, terrorist acts or other acts of aggression. Our customers and partners (including our supply chain and joint ventures and our service providers) face similar threats and growing requirements. Customer or partner proprietary, classified, or sensitive information stored on our networks is at risk. Although we utilize various procedures and controls to monitor and mitigate the risk of these threats, there can be no assurance that these procedures and controls will be sufficient. We have suffered incidents of physical intrusions to our facilities in the past. Any further incidents or other security breaches or incidents could lead to losses or unauthorized disclosure of sensitive information or capabilities; unauthorized access to infrastructure or equipment theft or exposure of data; harm to personnel, infrastructure or products; regulatory actions; and/or financial liabilities, as well as potential damage to our reputation as a government contractor and provider of cyber-related or cyber-protected goods and services.

Cyber and other security threats are continuously evolving and include, but are not limited to: malicious software, destructive malware, attempts to gain unauthorized access to data, disruption or denial of service attacks, phishing and other social engineering attacks, and other physical and electronic security breaches and incidents that could lead to disruptions in mission critical systems; unauthorized release of confidential, personal or otherwise protected information (our Company’s information or that of our employees, customers or partners); corruption of data, networks or systems; harm to individuals; and loss of assets. Threats to and vulnerabilities in our systems and infrastructure and those of our partners may result from human error, fraud or malice on the part of our employees, third-party service providers and other partners or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. In addition, we could be impacted by cyber threats or other disruptions or vulnerabilities found in products we use or in our partners’ or customers’ systems that are used in connection with our business. Any of these events, if not prevented or effectively mitigated, could damage our reputation, require remedial actions and other actions in response, and lead to loss of business and harm to our market position, regulatory investigations and proceedings, potential claims and liability and other financial losses. We may face difficulties or delays in identifying, responding to, and otherwise mitigating security breaches and incidents, and in the event of any security event, we may be required or find it appropriate to expend increased financial and other resources in an effort to prevent and otherwise address security breaches and incidents.

We provide systems, products and services to various customers (both governmental and commercial) who also face cyber threats. Our systems, products and services may themselves be subject to cyber threats and/or they may not be able to detect or properly deter threats, or effectively mitigate resulting losses. These losses could adversely affect our customers and our company.

The impact of these various factors is difficult to predict, but one or more of them could result in the loss of information or capabilities, harm to individuals or property, damage to our reputation, loss of business, contractual or regulatory actions and potential liabilities, and perception or report that any such security breach or incident may harm our reputation and market position, any of which could have a material adverse effect on our financial position, results of operations and/or cash flows. We could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or security incident, including in repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities, notifying affected individuals and otherwise remediating or responding to any such breach or incident, and litigating and resolving regulatory investigations and other proceedings and legal claims and litigation, all of which could divert resources and the attention of our management and key personnel. In addition, a security event that involves classified or other sensitive government information or certain controlled technical information, could subject us to civil or criminal penalties and could result in loss of our facility security clearance and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor.

Cybersecurity risks and cyber incidents could result in the compromise of confidential data or critical data systems and give rise to potential harm to customers, remediation and other expenses under consumer protection laws or other laws or common law theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business and operations.

Cyber incidents can result from deliberate attacks or unintentional events. We collect and store on our networks sensitive information, including intellectual property, proprietary business information and personal data of individuals, such as our customers and employees. The secure maintenance of this information and technology is critical to our business operations. We have implemented multiple layers of security measures designed to protect the confidentiality, integrity, availability and privacy of this data and the systems and devices that store and transmit such data. We utilize current security technologies, and our defenses are monitored and routinely tested internally. Despite these efforts, threats from malicious persons and groups, new vulnerabilities and advanced new attacks against information systems create risk of cybersecurity incidents. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures.

These threats can come from a variety of sources, ranging in sophistication from an individual hacker to malfeasance by employees, consultants or other service providers to state-sponsored attacks. Cyber threats may be generic, or they may be custom-crafted against our information systems. Over the past several years, cyber-attacks have become more prevalent and much harder to detect and defend against. Our network and storage applications may be vulnerable to cyber-attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff.

There can be no assurance that we will not be subject to cybersecurity incidents that bypass our security measures, impact the integrity, availability or privacy of data that may be subject to privacy laws or disrupt our information systems, devices or business. As a result, cybersecurity, physical security and the continued development and enhancement of our controls, processes and practices designed to protect our enterprise, information systems and data from attack, damage or unauthorized access remain a priority for us. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities. The occurrence of any of these events could result in:

•	harm to customers;

•	business interruptions and delays;

•	the loss, misappropriation, corruption or unauthorized access of data;

•	litigation, including potential class action litigation, and potential liability under privacy, security and consumer protection laws or other applicable laws;

•	notification to governmental agencies, the media and/or affected individuals pursuant to various federal, state and international privacy and security laws;

•	regulatory fines and sanctions;

•	reputational damage;

•	increase to insurance premiums; and

•	foreign, federal and state governmental inquiries.

Any of the foregoing events could have a material, adverse effect on our financial position and operating results and harm our business reputation.

We maintain cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Risks related to cybersecurity will increase as we continue to grow the scale and functionality of our geospatial data and analytics platform and process, store, and transmit increasingly large amounts of our customers’ information and data, which may include proprietary or confidential data or personal data.

We have previously identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected, which may adversely affect investor confidence in the combined company.

In connection with the audit of our financial statements as of the year ended December 31, 2019, we identified material weaknesses in the design and operating effectiveness of our internal controls over financial reporting. These material weaknesses related to technical accounting, review of balance sheet reconciliations, review of Launch Division revenue and cost of sales schedule and review of manual journal entries. To address these material weaknesses, we took actions to improve our control environment related to certain aspects of review functions and we also enhanced our use of third-party technical consultants for complex transactions. As of December 31, 2020, these material weaknesses have been addressed and remediated.

As of the year ended December 31, 2020, we identified a material weakness over the accounting for forward loss contracts. To address this material weakness, we have initiated compensating controls including, but not limited to, more comprehensive analyses, increased review by reviewers with a deep understanding of the contracts and contract accounting, enhanced documentation requirements and an expansion of our accounting team of employees with technical accounting expertise to address complex transactions.

We cannot at this time estimate how long it will take to remediate this material weakness, and we may not ever be able to remediate the material weakness. If we are unable to successfully remediate the material weakness and otherwise to establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our common stock could be materially and adversely affected. Similarly, if our remedial measures are insufficient to address the material weakness on a timely basis, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.

Additionally, the process of designing and implementing internal control over financial reporting required to comply with Section 404 will be time consuming, costly and complicated. Moreover, the effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Lastly, we may discover other control deficiencies in the future, and we cannot assure you that we will not have a material weakness in future periods.

If not permanently remediated, these material weaknesses could result in material misstatements to New BlackSky’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. In addition, we can give no assurance that additional material weaknesses will not be identified in the future. If the combined company is unable to assert that its internal control over financial reporting is effective, or when required in the future, if the combined company’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the New BlackSky Parent Class A common stock could be adversely affected and the combined company could become subject to litigation or investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected revenues, Adjusted EBITDA, market share, expenses and profitability may differ materially from our expectations.

We operate in a rapidly changing and competitive industry and our projections will be subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast because they generally depend on a number of factors, including the competition we face, and our ability to attract and retain customers and enterprise partnerships, while generating sustained revenues. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our stock price to decline and investors to lose confidence in us.

Our ability to use net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, BlackSky had $24.6 million of tax-effected U.S. federal net operating loss carryforwards available to reduce future taxable income. It is possible that we will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership (by value) by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have not yet undertaken an analysis of whether the merger constitutes an “ownership change” for purposes of Section 382 and Section 383 of the Code.

Risks Related to BlackSky’s Indebtedness and Alternative Financings

If we are unable to procure the requisite consent to the merger from the lenders under our Amended and Restated Loan and Security Agreement, we will be obligated to pay off our obligations under such loan agreement upon the consummation of the merger, which would reduce our cash and capital resources and could harm our business, financial condition, and results of operations.

BlackSky Holdings, Inc., together with its subsidiaries, are parties to that certain Amended and Restated Loan and Security Agreement, dated as of October 31, 2019 (“Intelsat LSA”), with Intelsat Jackson Holdings SA, as agent and lender, and Seahawk SPV Investment LLC, as lender. As of December 31, 2020, the outstanding principal amounts under the Intelsat LSA equaled approximately $71.2 million. The operating covenants under the Intelsat LSA require BlackSky to obtain consent from the lenders under the Intelsat LSA in connection with the merger. While we are working to procure consent from such lenders, we cannot guarantee that such consent will be obtained. If such consent is not obtained prior to the consummation of the merger, the lenders under the Intelsat LSA could require BlackSky to pay all of its obligations under the Intelsat LSA. Such repayment would reduce our cash and capital recourses and, if we are unable to replace such indebtedness with alternative equity or debt financing, we may be required to alter our business plan, reduce or delay expenditures or sell assets, which could harm our business.

We cannot guarantee that we will be able to obtain alternative equity or debt financing on satisfactory terms or at all. Further, the cost and availability of credit are subject to changes in the economic and business environment. If conditions in major credit markets deteriorate, our ability to replace the indebtedness under the Intelsat LSA on satisfactory terms, or at all, may be negatively affected.

Our ability to generate the amount of cash needed to pay interest and principal on our outstanding indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our existing debt agreements depends on our financial and operating performance and prevailing economic and competitive conditions.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, raise additional equity capital, or restructure our debt. However, there is no assurance that such alternative measures may be successful or permitted under the agreements governing our indebtedness and, as a result, we may not be able to meet our scheduled debt service obligations. In the absence of such results of operations and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, which could harm our business, financial condition, and results of operations.

We cannot guarantee that we will be able to refinance our indebtedness or obtain additional financing on satisfactory terms or at all, including due to existing guarantees on our assets or our level of indebtedness and the debt incurrence restrictions imposed by the agreements governing our indebtedness. Further, the cost and availability of credit are subject to changes in the economic and business environment. If conditions in major credit markets deteriorate, our ability to refinance our indebtedness or obtain additional financing on satisfactory terms, or at all, may be negatively affected.

The agreements governing our debt permit us, under some circumstances, to incur certain additional indebtedness or obligations. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our leverage described above, including our possible inability to service our debt, would increase.

Our debt agreements contain restrictions that may limit our flexibility in operating our business.

Our existing loan agreements and related documents contain, and instruments governing any future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us. These restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict corporate activities. Any failure to comply with these covenants could result in a default under our term loan agreement or instruments governing any future indebtedness of ours. Additionally, our existing indebtedness is secured by substantially all of our assets. Upon a default, unless waived, the lenders under our secured credit facility could elect to terminate their commitments, cease making further loans, foreclose on our assets pledged to such lenders to secure our obligations under our credit agreement and force us into bankruptcy or liquidation. In addition, a default under our line of credit could trigger a cross default under agreements governing any future indebtedness. Our results of operations may not be sufficient to service our indebtedness and to fund our other expenditures, and we may not be able to obtain financing to meet these requirements. If we experience a default under our existing loan agreements or instruments governing our future indebtedness, our business, financial condition, and results of operations may be adversely impacted.

In addition, a material portion of our cash is pledged as cash collateral for letters of credit and bank guarantees which support our debt obligations, certain of our real estate leases, customer contracts, and other obligations. While these obligations remain outstanding and are cash collateralized, we do not have access to and cannot use the pledged cash for our operations or to repay our other indebtedness. As of December 31, 2020, we were in compliance with all covenants and restrictions associated with our existing loan agreements.

Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, including funding future satellites, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

The implementation of our business strategies, such as expanding our satellite constellation and our products and services offerings, requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures, and there can be no assurance that we will be able to satisfy our capital requirements in the future. We are highly leveraged, but we currently expect that our ongoing liquidity requirements for sustaining our operations will be satisfied by cash on hand, cash from the business combination with Osprey, cash generated from our existing and future operations supplemented, where necessary or advantageous, by available credit. However, we cannot provide assurances that our businesses will generate sufficient cash flow from operations in the future or that additional capital will be available in amounts sufficient to enable us to execute our business strategies. Our ability to increase our debt financing and/or renew existing credit facilities may be limited by our existing financial and non-financial covenants, credit objectives, or the conditions of the debt capital market generally. Furthermore, our current financing arrangements contain certain restrictive financial and non-financial covenants that may impact our access to those facilities and significantly limit future operating and financial flexibility.

We have in the past, and may continue in the future to, receive government grants and funding for research and development activities and other business initiatives. Any agreement or grant of this nature with the government may be accompanied by contractual obligations applicable to us, which may result in the grant money becoming repayable if certain requirements are not met. A failure to meet contractual obligations under such agreements and grants and a consequent requirement to repay money received could negatively impact our business, financial condition, and results of operations.

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Macroeconomic conditions, such as increased volatility or disruption in the credit markets, could adversely affect our ability to refinance existing debt or obtain additional financing at terms satisfactory to us, thereby affecting our resources to support operations or to fund new initiatives. In addition, if our credit ratings are lowered, borrowing costs for future long-term debt or short-term credit facilities may increase and our financing options, including our access to the unsecured credit market, could be limited. We may also be subject to restrictive covenants that would reduce our flexibility.

Risks Related to BlackSky’s Intellectual Property

Our technologies contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Many of our products are designed to include software licensed from third parties under “open source” licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third-parties certain rights of further use. If we combine our proprietary technologies with open source software in a certain manner, we could, under certain provisions of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. We have implemented processes to help alleviate these risks, including a review process for evaluating open source software and using software tools to review our source code for identifying open source software, but we cannot be sure that such processes will be accurate or effective. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to re-engineer our technology, to release proprietary source code, to remove features or functionalities, or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition, results of operations and growth prospects. In addition, if the open source software we use is no longer maintained by the relevant developer or open source community, then it may be more difficult to make the necessary revisions to our software, including modifications to address security vulnerabilities, which could impact our ability to mitigate cybersecurity risks or fulfill our contractual obligations to our customers. We may also face claims from others seeking to enforce the terms of an open source license, including by demanding release under certain open source licenses of the open source software, derivative works or our proprietary source code that was developed using such software. Such claims, with or without merit, could result in litigation, could be time-consuming and expensive to settle or litigate, could divert our management’s attention and other resources, could require us to lease some of our proprietary code, or could require us to devote additional research and development resources to change our technologies, any of which could adversely affect our business.

Many of these risks associated with usage of open source software could be difficult to eliminate or manage, and could, if not properly addressed, negatively affect the performance of our offerings and our business.

We rely on the availability of licenses to third-party technology that may be difficult to replace or that may cause errors or delay delivery of our services should we not be able to continue or obtain a commercially reasonable license to such technology.

We rely on software and other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these platforms or to seek new licenses for existing or new platforms or other products. There can be no assurance that the necessary licenses would be available on commercially acceptable terms, if at all. Third parties may terminate their licenses with us for a variety of reasons, including actual or perceived failures or breaches of security or privacy, or reputational concerns, or they may choose not to renew their licenses with us. In addition, we may be subject to liability if third-party software that we license is found to infringe, misappropriate, or otherwise violate intellectual property or privacy rights of others. The loss of, or inability to obtain, certain third-party licenses or other rights or to obtain such licenses or rights on reasonable terms, or the need to engage in litigation regarding these matters, could result in product roll-backs, delays in product releases until equivalent or comparable technology can be identified, acquired, licensed, or developed, if at all, and integrated into our technologies, and may have a material adverse effect on our business, financial condition, and results of operations. Moreover, the inclusion in our technologies of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems from offerings of our competitors and could inhibit our ability to provide the current level of service to existing customers.

In addition, any data that we license from third parties for potential use with our technologies may contain errors or defects, which could negatively impact our geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems. This may have a negative impact on how our products and services are perceived by our current and potential customers and could materially damage our reputation and brand.

Changes in or the loss of third-party licenses could lead to our technologies becoming inoperable or the performance of our technologies being materially reduced resulting in our potentially needing to incur additional research and development costs to ensure continued performance of our products and services or a material increase in the costs of licensing, and we may experience decreased demand for our products and services.

We may be unable to protect our intellectual property rights. Disclosure of trade secrets could cause harm to our business.

To protect our proprietary rights, we rely on a combination of trademarks and trade secret laws, and confidentiality agreements and license agreements with consultants, subcontractors, vendors and customers. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. Although we apply rigorous standards, documents and processes to protect our intellectual property, there is no absolute assurance that the steps taken to protect our technology will prevent misappropriation or infringement. Our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We attempt to protect our trade secrets and other proprietary information by entering into confidentiality, licensing and invention assignment agreements or other contracts with similar provisions with third parties, our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, others may independently discover or reverse engineer our trade secrets and proprietary information, and in such cases we could not assert any trade secret or proprietary rights against such party. Litigation may be necessary to enforce or protect our intellectual property rights, our trade secrets or determine the validity and scope of the proprietary rights of others. Litigating a claim that a party illegally or unlawfully obtained and uses our trade secret without authorization is difficult, expensive and time consuming, and the outcome is unpredictable. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.

Our technology may violate the proprietary rights of third parties and our intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on our operations.

If any of our technology violates proprietary rights of any third party, including copyrights and patents, such third party may assert infringement claims against us. Certain software and other intellectual property used by us or in our satellites, systems and products make use of or incorporate licensed software components or other licensed technology. These components are developed by third parties over whom we have no control. Any claims brought against us may result in limitations on our ability to use the intellectual property subject to these claims. We may be required to redesign our satellites, systems or products or to obtain licenses from third parties to continue offering our satellites, systems or products without substantially re-engineering such products or systems.

Our intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights.

Risks Related to BlackSky’s Regulatory, Environmental and Legal Issues

Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including employment and labor, licensing, export, tax, privacy and data security, health and safety, communications, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably estimate the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition. For example, our products and services may be subject to state sales and use taxes to which we may not be compliant, and taxability is generally determined by statutory state laws, as well as an assessment of nexus. Whether the sale of our products and services is subject to additional states’ sales and use taxes is uncertain, due in part to the unique nature and delivery of our products and services, as well as applicability of whether our customers are exempt from tax. There is a risk that one or more states may seek to impose sales or use tax or other tax collection obligations on us for past sales and it could have a material adverse impact on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirement under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or result in a delay or the denial, suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, our business requires licenses and permits from the Federal Communications Commission (the “FCC”) and review by and/or coordination with other agencies of the U.S. Government, including the Department of Defense, the National Oceanic and Atmospheric Administration (“NOAA”) and the National Aeronautics and Space Administration (“NASA”). License approval can include an interagency review of safety, operational, radio frequency interference, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. Since our satellites have space-qualified photographic equipment installed, we are also subject to licensing requirements and regulations of NOAA’s Commercial Report Sensing Regulatory Affairs office.

The rules and regulations of U.S. and foreign authorities, and their interpretation and application, may change, and such authorities may adopt regulations that impact our ability to collect imagery or otherwise limit or restrict our operations as presently conducted or currently contemplated. Such authorities may also make changes in the licenses of our competitors that affect our spectrum. These changes in rules or regulatory policy may significantly affect our business. For example, the FCC has an open notice of proposed rulemaking relating to mitigation of orbital debris, which could affect us and our operations. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the U.S. and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. In addition, the U.S. government could in the future exercise “shutter control” authority – the interruption of service by limiting imagery collection and/or distribution as necessary to meet significant U.S. government national security or foreign policy interests or international obligations – which, for example, could limit the resolution, collection or distribution of imagery over certain geographies. We cannot anticipate whether or under what circumstances the U.S. government would exercise its “shutter control” authority, nor can we reasonably determine what costs and terms would be negotiated between us and the U.S. government in such event.

Further, because regulations in each country are different, we may not be aware if some of our partners or persons with whom we or they do business do not hold the requisite licenses and approvals. Our failure to provide services in accordance with the terms of our licenses or our failure to operate our satellites or ground stations as required by our licenses and applicable laws and government regulations could result in the imposition of government sanctions on us, including the suspension or cancellation of our licenses. Our failure or delay in obtaining the approvals required to operate in other countries would limit or delay our ability to expand our operations into those countries. Our failure to obtain industry-standard or government-required certifications for our products could compromise our ability to generate revenue and conduct our business in other countries. Any imposition of sanctions, loss of license or failure to obtain the authorizations necessary to use our assigned radio frequency spectrum and to distribute our products in the U.S. or foreign jurisdictions could cause us to lose sales, hurt our reputation and impair our ability to pursue our business plan.

If we do not maintain regulatory authorizations for our existing satellites, associated ground facilities and terminals, services we provide, or obtain authorizations for our future satellites, associated ground facilities and terminals, and services we provide, we may not be able to operate our existing satellites or expand our operations.

We hold FCC licenses for our satellite constellation and earth stations (collectively, our “satellite system”) and, because our satellites have space-qualified photographic equipment installed, licenses from NOAA’s Commercial Remote Sensing Regulatory Affairs office. As we build out our satellite constellation, we will require new licenses from the FCC and NOAA or modifications to existing licenses. Changes to our satellite system may also require prior FCC and/or NOAA approval. From time to time, we may have pending applications for permanent or temporary changes in frequencies and technical design. From time to time, we have filed or will need to file applications to replace or add satellites to our satellite constellation. The FCC has waived certain application processing rules for certain of the frequencies on which we operate but there is no guarantee that the FCC will continue to waive those rules. The FCC licenses are also subject to modification by the FCC. In addition, the FCC licenses require coordination with various entities, including other federal government agencies. There can be no assurance that the FCC or NOAA will renew the licenses we hold, modify the licenses we currently hold, or grant new licenses, or that coordination conditions can continue to be met. If the FCC or NOAA revokes, modifies or fails to renew the licenses we hold, or fails to grant a new license or modification, or if we fail to satisfy any of the conditions of our respective licenses, we may not be able to continue to provide our products and services. In addition, the operation of ground station assets in non-U.S. jurisdictions may require either direct or indirect licensing from non-U.S. regulatory bodies.

We believe our current operations adhere to FCC, NOAA and non-U.S. licensing jurisdiction requirements. In some cases, we rely upon partners or persons with whom we or they do business to obtain and maintain required non-U.S. regulatory approvals. However, if we or they do not maintain the authorizations necessary to operate our existing satellites, we will not be able to operate the satellites covered by those authorizations, unless we obtain authorization from another licensing jurisdiction. Some of our authorizations provide waivers of regulations. If we do not maintain these waivers, we will be subject to operational restrictions or interference that will affect our use of existing satellites. Loss of a satellite authorization could cause us to lose the revenue from services provided by that satellite at a particular orbital location or using a particular frequency band, to the extent these services cannot be provided by satellites at other orbital locations or with a different frequency band.

Our launch and operation of planned satellites and ground stations may require additional regulatory authorizations from the FCC, NOAA, and/or a non-U.S. licensing jurisdiction. Obtaining launch windows for planned satellites and ground stations, preparing for launch, and working with the requisite equipment in foreign jurisdictions may require coordination with U.S. and foreign regulators. If any of our current operations are deemed not to be in compliance with applicable regulatory requirements, we may be subject to various sanctions, including fines, loss of authorizations, or denial of applications for new authorizations or renewal of existing authorizations. It is not uncommon for licenses for new satellites to be granted just prior to launch. If we do not obtain required authorizations in the future, we will not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we may lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites.

Coordination results may adversely affect our ability to use our satellites in certain frequency bands for our proposed service or coverage area, or may delay our ability to launch satellites and thereby operate our proposed services.

We are required to record frequencies and operational parameters of our satellites with the International Telecommunication Union and to coordinate with other satellite operators and national administrations the use of these frequencies and operational parameters in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of our satellites using certain frequencies, as well as the type of applications or services that we can accommodate. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use our satellites or certain frequencies for our proposed service or coverage area or we may lose interference protection for our satellites. The use of our satellites may also be temporarily or permanently adversely affected if the operation of other satellite networks does not conform to coordination agreements resulting in the acceptable interference levels being exceeded (such as due to operational errors associated with the transmissions to other satellite networks).

Loss of existing export control approvals or the inability to obtain required new approvals for the use of particular components, the transfer of company technologies, or the provision of analytical products or related services may have an adverse impact on our business, financial condition, and results of operations.

Many of our products, services, and technologies are regulated by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) under the International Traffic in Arms Regulations (“ITAR”) and/or the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) under the Export Administration Regulations (“EAR”).

We require export control licenses for certain activities associated with the development of our satellites, preparation and launch of our satellites, placement of equipment at foreign ground stations, and the provision of certain services to selected non-U.S. customers. As a result, we hold various licenses from DDTC and BIS in support of those activities. As we build out our satellite constellation or provide services to additional customers, we may require new licenses from DDTC or BIS, or modifications to existing licenses. These licenses are also subject to modification by the U.S. government. There can be no assurance that DDTC or BIS will renew the licenses we hold, modify the licenses we currently hold, or grant new licenses. If DDTC or BIS revokes, modifies or fails to renew the licenses we hold, or fails to grant a new license or modification, or if we fail to satisfy any of the conditions of our respective licenses, we may not be able to continue to provide our products and services.

Increasing regulatory focus on privacy issues and expanding laws may impact our business or expose us to increased liability.

We collect and process customer data and other data relating to individuals, which may include personal data. Due to the sensitivity of the personal information and data we manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. For example, in June 2018, California enacted the California Consumer Privacy Act (the “CCPA”), which took effect in January 2020. The CCPA, among other things, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. In November 2020, California voters passed the California Privacy Rights Act (the “CPRA”). The CPRA, which is expected to take effect on January 1, 2023, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers such as correction of personal information and additional opt-out rights, and creates a new entity to implement and enforce the law. While we do not yet know the extent of the impact the CCPA and CPRA will have on our business or operations, they will require us to modify our data processing practices and policies and may cause us to incur substantial costs and expenses in order to comply. Additionally, the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has prompted a number of proposals for federal and state privacy legislation. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. The CDPA and any other state or federal legislation that is passed could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the European e-Privacy Regulation, which is currently in draft form. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the European Economic Area (the “EEA”) and elsewhere may increase our compliance costs and legal liability.

We are also subject to additional privacy laws and regulations, many of which, such as the European Union’s General Data Protection Regulation (“GDPR”) and national laws supplementing the GDPR, as well as legislation substantially implementing the GDPR in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. The law also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The United Kingdom’s version of the GDPR, the UK GDPR, which it maintains along with its Data Protection Act (collectively, the “UK GDPR”), also provides for substantial penalties that, for the most serious violations, can go up to the greater of £17.5 million or 4% of a group’s worldwide turnover for the preceding financial year. The GDPR, UK GDPR, and other similar regulations require companies to give specific types of notice and informed consent is required for certain actions, and the GDPR and UK GDPR imposes additional conditions in order to satisfy such consent, such as bundled consents.

The GDPR, UK GDPR, CCPA, and other state and global laws and regulations have increased our responsibility and potential liability in relation to personal data, and we have and will continue to put in place additional processes and programs to demonstrate compliance. New privacy laws and regulations are under development at the U.S. federal and state level and in many international jurisdictions. Any actual or perceived failure to comply with the GDPR, UK GDPR, the CCPA, or other data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

Additionally, we store customer information and content and if our customers fail to comply with contractual obligations or applicable laws, it could result in litigation or reputational harm to us. The GDPR, UK GDPR, CCPA, and other laws, regulations, standards and self-regulatory codes may affect our ability to reach current and prospective customers, understand how our offerings and services are being used, respond to customer requests allowed under the laws, and implement our new business models effectively. These new laws and regulations would similarly affect our competitors as well as our customers. These requirements could impact demand for our offerings and services and result in more onerous contract obligations.

We are subject to governmental export and import controls and economic sanctions programs that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

The export of our software, satellites and ground station equipment, and the provision of services and related technical data, in some cases, are subject to U.S. and international export control laws and regulations and trade and economic sanctions including the ITAR, the EAR, trade and economic sanctions maintained by the Office of Foreign Assets Control (“OFAC”). As such, an export license may be required to export or reexport our software and services to certain countries and end-users for certain end-uses. In addition, as we grow, we may hire employees in jurisdictions outside of the United States or engage a professional employer organization to hire such and employ such persons, which may subject us to foreign export and import rules and regulations. If we do not maintain our existing authorizations or obtain future export licenses in accordance with the export control laws and regulations, we may be unable to export our software or ground station equipment or provide services and related technical information to non-U.S. persons and companies. If we were to fail to comply with such export controls laws and regulations, economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible, may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, export control laws and economic sanctions in many cases prohibit the export of software and services to certain embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Monitoring and ensuring compliance with these complex export controls and sanctions is particularly challenging because our offerings are available throughout the world. Even though we take precautions to ensure that we and our partners comply with all relevant export and import control laws and regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption software and technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products and services or could limit our end-customers’ ability to implement our products in those countries. Because we incorporate encryption functionality into our products, we are subject to certain of these provisions. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products and services into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products and services to certain countries, governments or persons altogether. The following developments could result in decreased use of our products and services by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations: any change in export or import laws or regulations, economic sanctions or related legislation; shift in the enforcement or scope of existing export, import or sanctions laws or regulations; or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations. Any decreased use of our products or services or limitation on our ability to export to or sell our products or services in international markets could adversely affect our business, financial condition and operating results.

In addition, U.S. export control laws and regulations are continuing to evolve, as are our products and services. For example, the U.S. State Department, the U.S. Department of Commerce, and other cognizant U.S. government agencies are evaluating the imposition of additional export restrictions on so-called “emerging and foundational technologies.” Any changes to or further extension of U.S. export control laws and regulations could negatively impact our ability to provide our products and services internationally, or to retain talent required for further development of our products or services.

Failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, and other anti-corruption and anti-bribery laws and regulations in the jurisdictions in which we do business, both domestic and abroad. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly. These laws and regulations generally prohibit companies, their employees, business partners, third-party intermediaries, representatives, and agents from authorizing, offering, or providing, directly or indirectly, improper payments to government officials, political candidates, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

We have interactions with foreign officials, including in furtherance of sales to governmental or quasi-governmental entities in the United States and in non-U.S. countries. We sometimes leverage third parties to conduct our business abroad, and our third-party business partners, representatives, and agents may also have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of our employees or such third parties even if we do not explicitly authorize such activities. The FCPA and other applicable laws and regulations also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have implemented policies and procedures to address compliance with such laws, we cannot assure you that our employees, business partners, third-party intermediaries, representatives, and agents will not engage in conduct in violation of our policies or applicable law for which we might ultimately be held responsible. Our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Violations of the FCPA and other applicable anti-bribery and anti-corruption laws may result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, as well as severe criminal or civil sanctions, settlements, prosecution, enforcement actions, fines, damages, or suspension or debarment from government contracts, all of which could have an adverse effect on our reputation, business, stock price, financial condition, results of operations, and growth prospects. In addition, responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to environmental laws and regulations which could result in material liabilities or obligations. In addition, our operations have involved the handling, storage and disposal of hazardous materials, which could result in potential exposure to environmental liabilities.

We are subject to various U.S. federal, state, local and non-U.S. laws and regulations related to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations, or the discovery of previously unknown contamination could result in material obligations and costs.

Furthermore, our operations are subject to federal, state and local environmental laws and regulations regarding the handling, storage and disposal of hazardous materials, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), and the Toxic Substances Control Act. These laws and regulations could require us to incur significant expenses to comply with environmental regulations. We may also have to pay regulatory fines, penalties or other costs (including remediation costs) if we were to fail to comply with environmental laws and regulations, which could materially reduce our revenues and adversely affect our financial condition. Permits issued pursuant to certain environmental laws are required for our operations, and these permits are subject to renewal, modification and, in some cases, revocation.

In addition, under environmental laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of some kinds of petroleum products or other hazardous substances on, under, or in its property, adjacent or nearby property, or offsite disposal locations, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. We could be subject to future liabilities under CERCLA and other environmental laws at our current or former facilities, adjacent or nearby properties or offsite disposal locations if any such properties are discovered to be contaminated with hazardous substances.

We may be subject to assertions that taxes must be collected based on gross receipts, sales and use of our services in various states, which could expose us to liability and cause material harm to our business, financial condition, and results of operations.

Our products and services may be subject to gross receipts, sales and use taxes in certain states and taxability is generally determined by statutory state laws and regulations, as well as an assessment of physical and economic nexus. Whether sales of our products and services are subject to additional states’ sales and use taxes is uncertain, due in part to the unique nature of our products and services, the delivery method of our products and services, whether our customer is subject to tax as a government entity, as well as changing state laws and interpretations of those laws. One or more additional states may seek to impose sales or use tax or other tax collection obligations on us, whether based on sales by us or our resellers or customers, including for past sales. A successful assertion that we should be collecting sales or other related taxes on our products and services could result in substantial audit defense fees and tax liabilities for past sales, discourage customers from offering or billing for our products and services, or otherwise cause material harm to our business, financial condition, and results of operations.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. For example, we have been notified that a former BlackSky executive is considering pursuing legal action against us related to a dispute regarding the number of vested shares of BlackSky Class A common stock he was entitled to in connection with his separation of employment from BlackSky. We believe that any such claim would be without merit, and we intend to vigorously defend our position. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Risks Related to the Merger

Because the market price of shares of Osprey Class A common stock will fluctuate, BlackSky stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio that is applicable to such share. Other than the limited adjustments described herein, the merger consideration that BlackSky stockholders will receive is a fixed number of shares of Osprey Class A common stock; it is not a number of shares with a particular fixed market value. See “The Merger—Terms of the Merger” for more information. The market value of Osprey Class A common stock and BlackSky common stock at or after the effective time of the merger may vary significantly from their respective values on the date the merger agreement was executed or at other dates, including the date on which BlackSky stockholders provide written consent to the adoption of the merger agreement and the approval of the transactions contemplated thereby. At the time of providing written consent to the BlackSky Business Combination Proposal, BlackSky stockholders will not know or be able to calculate the market value of the shares of Osprey Class A common stock they would receive upon the completion of the merger. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Osprey or BlackSky, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Osprey and BlackSky.

Each of Osprey and BlackSky stockholders will have a reduced ownership and voting interest in the combined company after the merger.

Upon the completion of the merger, while it is expected that BlackSky equityholders who become stockholders of New BlackSky Parent, as a group, will hold immediately following the merger a majority of the voting interest in New BlackSky Parent, such voting interest will be smaller than such group’s current percentage ownership of BlackSky. It is anticipated that BlackSky equityholders, as a group, will receive shares of Osprey Class A common stock in the merger constituting approximately (i) 57% of New BlackSky Parent’s common stock expected to be outstanding immediately after the merger, assuming no Osprey stockholders exercise redemption rights with respect to their public shares upon consummation of the merger or (ii) 72% of New BlackSky Parent’s common stock expected to be outstanding immediately after the merger, assuming Osprey stockholders exercise their redemption rights with respect to a maximum of 27.3 million public shares upon consummation of the merger. In addition, based on the number of issued and outstanding shares of Osprey common stock and Osprey outstanding warrants and the number of shares anticipated to be issued to the BlackSky equityholders in the merger, it is anticipated that BlackSky equityholders, as a group, will receive shares of Osprey Class A common stock (or options, RSUs and warrants to purchase Osprey Class A common stock) in the merger constituting approximately 53%2 of New BlackSky Parent’s capital stock (calculated on an as converted to Osprey Class A common stock basis) expected to be outstanding immediately after the merger.

In addition, upon the issuance of the shares to BlackSky equityholders, current Osprey stockholders’ percentage ownership will be diluted. Additionally, of the expected members of the New BlackSky Parent board of directors after the completion of the merger, only one will be a current director of Osprey and will be designated by Osprey, and the rest will be designated by BlackSky.

The market price of shares of New BlackSky Parent Class A common stock after the merger may be affected by factors different from those currently affecting the prices of shares of Osprey Class A common stock.

Upon completion of the merger, holders of shares of BlackSky common stock and preferred stock will become holders of shares of New BlackSky Parent Class A common stock. Prior to the merger, Osprey has had

[2]	Note to CMG: Percentage derived from “Full Diluted” calculations in Allocation Schedule.

limited operations. Upon completion of the merger, New BlackSky’s results of operations will depend upon the performance of New BlackSky’s businesses, which are affected by factors that are different from those currently affecting the results of operations of Osprey.

Osprey has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the consideration payable by Osprey in connection with the merger is fair to its stockholders from a financial point of view.

Osprey is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for BlackSky is fair to Osprey’s stockholders from a financial point of view. The fair market value of BlackSky has been determined by Osprey’s board of directors based upon standards generally accepted by the financial community, including without limitation potential sales and the price for which comparable businesses or assets have been valued. Osprey’s stockholders will be relying on the judgment of its board of directors with respect to such matters.

If the merger’s benefits do not meet the expectations of financial analysts, the market price of New BlackSky Parent Class A common stock may decline.

The market price of the New BlackSky Parent Class A common stock may decline as a result of the merger if New BlackSky does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the merger on New BlackSky’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of New BlackSky Parent Class A common stock may experience a loss as a result of a decline in the market price of New BlackSky Parent Class A common stock. In addition, a decline in the market price of New BlackSky Parent Class A common stock could adversely affect New BlackSky’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Notwithstanding the expiration of the applicable waiting period under the HSR Act, before the transactions contemplated by the merger agreement can be completed, consent must be obtained under the Communications Act, and, to the extent the transaction changes a material fact in BlackSky’s NOAA licenses, notice and approval must be provided to and obtained from NOAA pursuant to the Policy Act. The FCC granted the required regulatory approvals on April 27, 2021, but there can be no assurance that third parties will not challenge this approval or that the FCC, by its own motion, will not revisit its decision in the thirty-day statutory reconsideration period established by the Communications Act. If the FCC were to reconsider its approvals, this could delay the closing of the merger or diminish the anticipated benefits of the merger. BlackSky also has a pending application for FCC authorization for another satellite earth station, and as of April 30, 2021, the FCC has not acted on the application or BlackSky’s request to extend the Special Temporary Authorization (“STA”) that BlackSky relies on to operate this earth station during the pendency of its license application. There can be no assurance that the FCC will grant the license application or the related STA extension, and Osprey and BlackSky cannot be certain whether any such grant would impose requirements, limitations or costs, or place restrictions on the conduct of New BlackSky’s business. NOAA acknowledged receipt of the notice filed and, since March 22, 2021, has not sought additional information, although there can be no assurance that NOAA will not seek additional information or take action as a result of the transaction that would impose terms, conditions or restrictions not currently contemplated. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the merger. Osprey and BlackSky believe that the merger should not raise significant regulatory concerns and that Osprey and BlackSky will be able to obtain all requisite regulatory approvals in a timely manner. However, Osprey and BlackSky cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may imposed. In addition, neither Osprey nor BlackSky can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See “Regulatory Approvals Required for the Merger” for more information.

The consummation of the merger is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among others, approval of the merger agreement by BlackSky stockholders, approval of the proposals required to effect the merger by Osprey stockholders, as well as receipt of certain requisite regulatory approvals, absence of laws and orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part, approval of the shares of Osprey Class A common stock to be issued to BlackSky stockholders for listing on the NYSE, satisfaction of the minimum cash condition with respect to the Trust Account, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time prior to the closing of the merger, or Osprey or BlackSky may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination—BlackSky Termination Fee” for more information.

Termination of the merger agreement could negatively impact BlackSky and Osprey.

If the merger is not completed for any reason, including as a result of BlackSky equityholders declining to adopt the merger agreement or Osprey stockholders declining to approve the proposals required to effect the merger, the ongoing businesses of BlackSky and Osprey may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, BlackSky and Osprey would be subject to a number of risks, including the following:

•

Osprey may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

•	BlackSky may experience negative reactions from its customers, vendors and employees;

•	BlackSky and Osprey will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•

since the merger agreement restricts the conduct of BlackSky’s and Osprey’s businesses prior to completion of the merger, each of BlackSky and Osprey may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to BlackSky and Osprey).

If the merger agreement is terminated and BlackSky’s board of directors seeks another business combination, BlackSky equityholders cannot be certain that BlackSky will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Osprey has agreed to provide in the merger or that such other business combination is completed. If the merger agreement is terminated under certain specified circumstances, BlackSky will be required to pay a termination fee of $40,700,000 to Osprey. If the merger agreement is terminated and Osprey’s board of directors seeks another business combination, Osprey stockholders cannot be certain that Osprey will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See “The Merger Agreement—Termination—BlackSky Termination Fee” for more information.

Osprey’s and BlackSky’s ability to consummate the merger, and the operations of New BlackSky Parent following the consummation of the merger, may be adversely affected by the coronavirus (COVID-19) pandemic.

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the merger, and the business of BlackSky or New BlackSky Parent following the merger could be adversely affected. The extent of any such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the merger even if BlackSky, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if BlackSky is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, BlackSky’s ability to consummate the merger and New BlackSky Parent’s financial condition and results of operations following the merger may be materially adversely affected. Each of BlackSky and New BlackSky Parent may also incur additional costs due to delays caused by COVID-19, which could adversely affect New BlackSky Parent’s financial condition and results of operations.

BlackSky will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on BlackSky and consequently on Osprey. These uncertainties may impair BlackSky’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with BlackSky to seek to change existing business relationships with BlackSky. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New BlackSky’s business following the merger could be negatively impacted. In addition, the merger agreement restricts BlackSky from making certain expenditures and taking other specified actions without the consent of Osprey until the merger occurs. These restrictions may prevent BlackSky from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” for more information.

BlackSky directors and officers may have interests in the merger different from the interests of BlackSky’s stockholders.

Executive officers of BlackSky negotiated the terms of the merger agreement with their counterparts at Osprey, and the BlackSky board of directors determined that entering into the merger agreement was in the best interests of BlackSky and its stockholders, declared the merger agreement advisable and recommended that BlackSky stockholders adopt the merger agreement and approve the transactions contemplated thereby. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that BlackSky’s executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of BlackSky’s stockholders generally. The BlackSky board of directors was aware of and considered these interests to the extent that such interests existed at the time, among other matters, in approving the merger agreement and in recommending that BlackSky stockholders approve the BlackSky Business Combination Proposal. For a detailed discussion of the special interests that BlackSky’s directors and executive officers may have in the merger, please see “The Merger—Interests of BlackSky’s Directors and Executive Officers in the Merger”.

Osprey directors and officers may have interests in the merger different from the interests of Osprey Stockholders.

Executive officers of Osprey negotiated the terms of the merger agreement with their counterparts at BlackSky and the Osprey board of directors determined that entering into the merger agreement was in the best interests of Osprey and its stockholders, declared the merger agreement advisable and recommended that Osprey stockholders approve the proposals required to effect the merger. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Osprey’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Osprey stockholders. The Osprey board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to Osprey’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that Osprey’s directors and executive officers may have in the merger, please see “The Merger—Interests of Osprey’s Directors and Officers in the Merger”.

The merger will result in changes to the board of directors of New BlackSky Parent that may affect the strategy of New BlackSky.

If the parties complete the merger, the composition of New BlackSky Parent’s board of directors will change from the current boards of directors of Osprey and BlackSky. The board of directors of New BlackSky Parent will consist of Brian O’Toole, Will Porteous and David DiDomenico as well as                 . This new composition of the New BlackSky Parent board of directors may affect the business strategy and operating decisions of New BlackSky upon the completion of the merger.

The merger agreement contains provisions that may discourage other companies from trying to acquire BlackSky for greater merger consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to BlackSky that might result in greater value to BlackSky’s stockholders than the merger or may result in a potential competing acquirer proposing to pay a lower per share price to acquire BlackSky than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on BlackSky from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by BlackSky’s board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. BlackSky also has an unqualified obligation to solicit the written consent of its stockholders to adopt the merger agreement and approve the transactions contemplated thereby, even if BlackSky receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms.

In addition, BlackSky will be required to pay Osprey a termination fee of $40,700,000 upon termination of the merger agreement in certain specified circumstances involving acquisition proposals for competing transactions. See “The Merger Agreement—Termination—BlackSky Termination Fee” for more information.

The merger agreement contains provisions that may discourage Osprey from seeking an alternative business combination.

The merger agreement contains provisions that prohibit Osprey from seeking alternative business combinations during the pendency of the merger. Further, if Osprey is unable to obtain the requisite approval of its stockholders, either party may terminate the merger agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New BlackSky’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Osprey and BlackSky currently believe are reasonable. The unaudited pro forma condensed combined financial information has been prepared based on a number of assumptions including, but not limited to, Osprey being treated as the “acquired” company for financial reporting purposes, the total debt obligations and the amount of cash and cash equivalents of BlackSky on the date the merger closes and the number of Osprey public shares that are redeemed in connection with the merger. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Osprey and BlackSky will incur transaction costs in connection with the merger.

Each of Osprey and BlackSky has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. Osprey and BlackSky may also incur additional costs to retain key employees. Osprey and BlackSky will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger—Terms of the Merger” for more information.

Subsequent to the closing of the merger, New BlackSky may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

Osprey and BlackSky cannot assure you that the due diligence conducted in relation to BlackSky has identified all material issues or risks associated with BlackSky, its business or the industry in which it competes. Furthermore, Osprey and BlackSky cannot assure you that factors outside of BlackSky’s and Osprey’s control will not later arise. As a result of these factors, New BlackSky Parent may be exposed to liabilities and incur additional costs and expenses and New BlackSky Parent may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in New BlackSky Parent’s reporting losses. Even if Osprey’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Osprey’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on New BlackSky Parent’s financial condition and results of operations and could contribute to negative market perceptions about New BlackSky Parent’s securities or New BlackSky.

BlackSky’s and Osprey’s equityholders will have their rights as stockholders governed by New BlackSky Parent’s organizational documents.

As a result of the completion of the merger, BlackSky and Osprey equityholders will become holders of shares of New BlackSky Parent Class A common stock, which will be governed by New BlackSky Parent’s organizational documents. As a result, there will be differences between the rights currently enjoyed by BlackSky and Osprey equityholders and the rights that BlackSky and Osprey equityholders who become New BlackSky Parent stockholders will have as stockholders of New BlackSky Parent. See “Comparison of Stockholders’ Rights” for more information.

The Sponsor has agreed to vote in favor of the Proposals at the Osprey Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the Founder Shares owned by Osprey’s Sponsor represent approximately 20% of the aggregate voting power of the outstanding Osprey common stock. Pursuant to the Sponsor Support Agreement, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote any Founder Shares and any other shares of Osprey stock held by it as of the record date in favor of the Proposals at the Osprey Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor to vote in favor of each of the Proposals at the Osprey Special Meeting will increase the likelihood that Osprey will receive the requisite stockholder approval for the merger and the transactions contemplated thereby. Furthermore, it should be understood that none of the Sponsor, its direct or indirect members or their affiliates have an investment management, advisory or consulting agreement with us and no such person should be viewed as owing any fiduciary duties to Osprey under the Investment Advisers Act of 1940, as amended.

Osprey currently intends to only complete one business combination with the proceeds of Osprey’s initial public offering and the sale of the private placement warrants, which will cause Osprey to be solely dependent on BlackSky’s business. This lack of diversification may negatively impact Osprey’s operations and profitability.

Osprey currently intends to only complete one business combination with the proceeds of Osprey’s initial public offering and the sale of the private placement warrants. By completing Osprey’s business combination with only a single entity our lack of diversification may subject Osprey to numerous economic, competitive and regulatory risks. Further, Osprey would not be able to diversify its operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for Osprey’s success will be solely dependent upon the business and financial performance of BlackSky.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which Osprey may operate subsequent to the business combination. See “—Risks Related to BlackSky’s Business and Industry” for risks we may face as a result of consummating the business combination with BlackSky.

If third parties bring claims against Osprey, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in Osprey’s initial public offering).

Osprey’s placing of funds in the Trust Account may not protect those funds from third-party claims against it. Although Osprey will seek to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which Osprey does business execute agreements with Osprey waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Osprey’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to Osprey than any alternative.

Osprey’s warrants are accounted for as a liability and the change in value of Osprey’s warrants or any other similar derivative liabilities could have a material effect on Osprey’s financial results.

On April 12, 2021, the SEC’s Acting Director of the Division of Corporation Finance and Acting Chief Accountant together issued guidance regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Guidance”). Specifically, the SEC Guidance focused on certain settlement terms and provisions related to certain partial tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Osprey’s warrants. As a result of the SEC Guidance, Osprey reevaluated the accounting treatment of its 15,812,500 public warrants and 8,325,000 Private Placement Warrants, and concluded that the warrants should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.

In connection with the audit of Osprey’s financial statements for the period ended December 31, 2020, Osprey’s management evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, Osprey’s audit committee, in consultation with management and after discussion with Osprey’s independent registered public accounting firm, concluded that Osprey’s warrants are not indexed to Osprey’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, Osprey’s audit committee, in consultation with management and after discussion with Osprey’s independent registered public accounting firm, concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25. As a result of the above, Osprey should have classified the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, Osprey is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in Osprey’s operating results for the current period.

Osprey has identified a material weakness in its internal control over financial reporting as of December 31, 2020. If Osprey is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Osprey and materially and adversely affect its business and operating results.

Osprey’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Osprey’s internal control over financial reporting is designed to provide reasonable assurance to Osprey’s management and board of directors regarding the preparation and fair presentation of published financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Osprey’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Following the issuance of the SEC Guidance, Osprey’s audit committee, in consultation with management and after discussion with Osprey’s independent registered public accounting firm, concluded that Osprey should have classified its warrants as derivative liabilities in its previously issued financial statements, and it was appropriate to correct errors in Osprey’s previously issued audited financial statements as of and for the period ended December 31, 2020 by restating such audited financial information (the “Restatement”). See “—Osprey’s warrants are accounted for as a liability and the change in value of Osprey’s derivative liabilities could have a material effect on Osprey’s financial results.” As part of such process, Osprey’s management, including Osprey’s principal executive and financial officers, have evaluated the effectiveness of Osprey’s internal control over financial reporting and concluded that Osprey did not maintain effective internal control over financial reporting as of December 31, 2020 because of a material weakness in Osprey’s internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants Osprey issued in connection with Osprey’s initial public offering, Such material weakness resulted in a material misstatement of Osprey’s warrant liability, change in fair value of warrant liability, additional paid-in capital and accumulated deficit as of and for the years ended December 31, 2020 and 2019.

To respond to this material weakness, Osprey has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of Osprey’s internal control over financial reporting. While Osprey has processes to identify and appropriately apply applicable accounting requirements, Osprey plans to enhance these processes to better evaluate Osprey’s research and understanding of the nuances of the complex accounting standards that apply to Osprey’s financial statements. Osprey’s plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among Osprey’s personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of Osprey’s remediation plan can only be accomplished over time, and Osprey can offer no assurance that these initiatives will ultimately have the intended effects.

If the merger with BlackSky is not consummated and Osprey identifies any new material weaknesses in the future, any such newly identified material weakness could limit Osprey’s ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, Osprey may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Osprey’s financial reporting and Osprey stock price may decline as a result. If the merger with BlackSky is not consummated, Osprey cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses. If the merger with BlackSky is consummated, New BlackSky Parent’s internal controls and procedures over financial reporting will instead be established and maintained following closing of the merger, and Osprey can provide no assurance that New BlackSky Parent’s internal controls and procedures over financial reporting will be effective.

Osprey may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.

Following the issuance of the SEC Guidance, Osprey’s audit committee, in consultation with management and after discussion with Osprey’s independent registered public accounting firm, concluded that Osprey should have classified its warrants as derivative liabilities in its previously issued financial statements, and it was appropriate to correct errors in Osprey’s previously issued audited financial statements as of and for the period ended December 31, 2020 by restating such audited financial information. See “—Osprey’s warrants are accounted for as a liability and the change in value of Osprey’s warrants or any other similar derivative liabilities could have a material effect on Osprey’s financial results.” As part of the Restatement, Osprey’s management, including Osprey’s principal executive and financial officers, have evaluated the effectiveness of Osprey’s internal control over financial reporting and concluded that Osprey did not maintain effective internal control over financial reporting as of December 31, 2020 because of a material weakness in Osprey’s internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants Osprey issued in connection with Osprey’s initial public offering. Such material weakness resulted in a material misstatement of Osprey’s warrant liability, change in fair value of warrant liability, additional paid-in capital and accumulated deficit as of and for the years ended December 31, 2020 and 2019.

As a result of such material weakness, the Restatement, the change in accounting for the warrants, and other matters raised publicly by the SEC, Osprey faces potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws or other claims arising from the Restatement and material weaknesses in Osprey’s internal control over financial reporting and the preparation of Osprey’s financial statements. As of the date of this proxy statement/consent solicitation statement/prospectus, Osprey has no knowledge of any such litigation or dispute. However, Osprey can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Osprey’s business, results of operations and financial condition or Osprey’s ability to complete the proposed merger with BlackSky.

Additional Risks Relating to Ownership of New BlackSky Parent Class A Common Stock Following the Merger

New BlackSky Parent’s stock price may change significantly following the merger and you could lose all or part of your investment as a result.

The trading price of the New BlackSky Parent Class A common stock is likely to be volatile. The stock market has experienced extreme volatility in the past and may experience similar volatility moving forward. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Related to BlackSky’s Business and Industry” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of New BlackSky’s competitors;

•	changes in expectations as to New BlackSky’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by New BlackSky or its competitors;

•	announcements by New BlackSky or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in New BlackSky’s management;

•	changes in general economic or market conditions or trends in New BlackSky’s industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New BlackSky’s business;

•	future sales of New BlackSky’s common stock or other securities;

•	investor perceptions or the investment opportunity associated with New BlackSky’s common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by New BlackSky or third parties, including New BlackSky Parent’s filings with the SEC;

•	litigation involving New BlackSky, New BlackSky’s industry, or both, or investigations by regulators into New BlackSky’s operations or those of New BlackSky’s competitors;

•	guidance, if any, that New BlackSky provides to the public, any changes in this guidance or New BlackSky’s failure to meet this guidance;

•	the development and sustainability of an active trading market for New BlackSky Parent’s stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism; and

•

the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto.

These broad market and industry fluctuations may adversely affect the market price of New BlackSky Parent Class A common stock, regardless of New BlackSky’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New BlackSky Parent Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New BlackSky was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New BlackSky’s business regardless of the outcome of such litigation.

New BlackSky Parent will be an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make the New BlackSky Parent Class A common stock less attractive to investors.

Osprey currently is, and following the merger, New BlackSky Parent will be, an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as it continues to be an emerging growth company, New BlackSky Parent may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have independent registered public accounting firm audit New BlackSky Parent’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in New BlackSky Parent’s periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the stockholders may not have access to certain information that they may deem important. New BlackSky Parent’s status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which New BlackSky Parent has at least $1.07 billion in annual revenue;

•	the date New BlackSky Parent qualifies as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•	the date on which New BlackSky Parent has issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the Osprey IPO.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. New BlackSky Parent may elect to take advantage of this extended transition period and as a result, its financial statements may not be comparable with similarly situated public companies.

New BlackSky Parent cannot predict if investors will find the New BlackSky Parent Class A common stock less attractive if it chooses to rely on any of the exemptions afforded emerging growth companies. If some investors find the New BlackSky Parent Class A common stock less attractive because New BlackSky Parent relies on any of these exemptions, there may be a less active trading market for the New BlackSky Parent Class A common stock.

Because there are no current plans to pay cash dividends on New BlackSky Parent Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

New BlackSky intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New BlackSky Parent Class A common stock will be at the sole discretion of New BlackSky Parent’s board of directors. New BlackSky Parent’s board of directors may take into account general and economic conditions, New BlackSky’s financial condition and results of operations, New BlackSky’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New BlackSky Parent to its stockholders or by its subsidiaries to it and such other factors as New BlackSky Parent’s board of directors may deem relevant. In addition, New BlackSky Parent’s ability to pay dividends is limited by covenants of BlackSky’s existing and outstanding indebtedness and may be limited by covenants of any future indebtedness New BlackSky incurs. As a result, you may not receive any return on an investment in New BlackSky Parent Class A common stock unless you sell New BlackSky Parent Class A common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about New BlackSky’s business or if they downgrade New BlackSky Parent’s stock or New BlackSky’s sector, New BlackSky Parent’s stock price and trading volume could decline.

The trading market for New BlackSky Parent Class A common stock will rely in part on the research and reports that industry or financial analysts publish about New BlackSky or its business. New BlackSky will not control these analysts. In addition, some financial analysts may have limited expertise with BlackSky’s model and operations. Furthermore, if one or more of the analysts who do cover New BlackSky downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of New BlackSky Parent’s stock could decline. If one or more of these analysts ceases coverage of New BlackSky or fails to publish reports on it regularly, New BlackSky could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by New BlackSky or its stockholders in the public market following the merger could cause the market price for New BlackSky Parent Class A common stock to decline.

The sale of shares of New BlackSky Parent Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New BlackSky Parent Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New BlackSky Parent to sell equity securities in the future at a time and at a price that it deems appropriate.

Pursuant to the amended and restated bylaws to become effective upon the consummation of the merger, during the Lock-up Period, BlackSky’s directors and executive officers will not, subject to the exceptions noted therein, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of any shares of New BlackSky Parent Class A common stock, or any stock options, restricted stock units, or other equity awards outstanding as of immediately following the closing of the merger in respect of awards of BlackSky outstanding immediately following the closing of the merger. Following the expiration or waiver of the Lock-up Period, such shares will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144. Sales of substantial amounts of New BlackSky Parent Class A common stock in the public market after the merger, or the perception that such sales will occur, could adversely affect the market price of New BlackSky Parent Class A common stock and make it difficult for us to raise funds through securities offerings in the future.

Upon consummation of the merger and the PIPE Investment, New BlackSky Parent will have a total of approximately              shares of New BlackSky Parent Class A common stock outstanding (based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan). All shares issued in the merger will be freely tradable without registration under the Securities Act and without restriction by persons other than New BlackSky Parent’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New BlackSky Parent’s directors, executive officers and other affiliates.

The merger agreement contemplates that, at the closing, New BlackSky Parent, the Sponsor, certain affiliates of the Sponsor and certain stockholders of New BlackSky Parent named therein will enter into the Registration Rights Agreement, pursuant to which New BlackSky Parent will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New BlackSky Parent common stock and other equity securities of New BlackSky Parent that are held by the parties thereto from time to time. The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by Osprey, the Sponsor and the other parties thereto in connection with Osprey’s initial public offering. If these stockholders exercise their registration rights, the market price of shares of New BlackSky Parent Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New BlackSky to raise additional funds through future offerings of New BlackSky Parent Class A common stock or other securities.

In addition, the shares of New BlackSky Parent Class A common stock reserved for future issuance under New BlackSky Parent’s equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. A total of              shares of New BlackSky Parent Class A common stock are expected to be reserved for future issuance under its equity incentive plans. The compensation committee of New BlackSky Parent’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plans at its discretion. New BlackSky Parent is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New BlackSky Parent Class A common stock or securities convertible into or exchangeable for shares of New BlackSky Parent Class A common stock issued pursuant to New BlackSky Parent’s equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing.

Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover              shares of New BlackSky Parent Class A common stock.

In the future, New BlackSky Parent may also issue its securities in connection with investments or acquisitions. The amount of shares of New BlackSky Parent Class A common stock issued in connection with an investment or acquisition could constitute a material portion of New BlackSky Parent’s then-outstanding shares of Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New BlackSky Parent’s stockholders.

Anti-takeover provisions in New BlackSky Parent’s organizational documents could delay or prevent a change of control.

Certain provisions of New BlackSky Parent’s amended and restated certificate of incorporation and amended and restated bylaws to become effective upon the consummation of the merger may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New BlackSky Parent’s stockholders.

These provisions provide for, among other things:

•	a classified board of directors whose members serve staggered three-year terms;

•	the ability of New BlackSky Parent’s board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New BlackSky Parent’s annual meetings;

•	certain limitations on convening special stockholder meetings;

•	limiting the ability of stockholders to act by written consent;

•	providing that New BlackSky Parent’s board of directors is expressly authorized to make, alter or repeal New BlackSky Parent’s bylaws; and

•

the removal of directors only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of New BlackSky Parent entitled to vote in the election of directors, voting together as a single class.

These anti-takeover provisions could make it more difficult for a third party to acquire New BlackSky Parent, even if the third-party’s offer may be considered beneficial by many of New BlackSky Parent’s stockholders. As a result, New BlackSky Parent’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New BlackSky to take other corporate actions you desire. See “Description of New BlackSky Capital Stock” for more information.

New BlackSky Parent’s amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New BlackSky Parent’s stockholders, which could limit New BlackSky Parent’s stockholders’ ability to obtain a favorable judicial forum for disputes with New BlackSky or its directors, officers, employees or stockholders.

New BlackSky Parent’s amended and restated certificate of incorporation will provide that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of New BlackSky Parent, (2) action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of New BlackSky Parent to New BlackSky Parent or its stockholders, (3) action asserting a claim against New BlackSky Parent or any current or former director, officer, stockholder, employee or agent of New BlackSky Parent arising out of or relating to any provision of the DGCL or New BlackSky Parent’s amended and restated certificate of incorporation or New BlackSky Parent’s amended and restated bylaws (each, as in effect from time to time) or (4) action asserting a claim against New BlackSky Parent or any current or former director, officer, stockholder, employee or agent of New BlackSky Parent governed by the internal affairs doctrine of the State of Delaware shall, to the fullest extent permitted by applicable law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, provided that, unless New BlackSky Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of New BlackSky Parent’s securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of New BlackSky Parent’s capital stock shall be deemed to have notice of and to consent to the provisions of New BlackSky Parent’s amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New BlackSky or its directors, officers or other employees, which may discourage such lawsuits against New BlackSky and its directors, officers and employees. Alternatively, if a court were to find these provisions of New BlackSky Parent’s amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New BlackSky may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New BlackSky’s business and financial condition.

Transformation of BlackSky into a listed public company will increase its costs and may disrupt the regular operations of its business.

BlackSky has operated as a privately owned company and expects to incur additional legal, regulatory, finance, accounting, investor relations and other administrative expenses as a result of having publicly traded common stock. In addition, while BlackSky is currently in compliance with portions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), BlackSky will be required under the Sarbanes-Oxley Act, as well as rules adopted by the SEC and the NYSE, to implement specified corporate governance practices that currently do not apply to BlackSky as a private company.

New BlackSky will be required to ensure that it has the ability to prepare financial statements on a timely basis that fully comply with all SEC reporting requirements and maintain effective internal controls over financial reporting.

The additional demands associated with being a public company may disrupt regular operations of New BlackSky’s business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting New BlackSky’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing New BlackSky’s businesses. In addition, failure to comply with any laws or regulations applicable to New BlackSky Parent as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm New BlackSky’s business, financial condition and results of operations.

Risks Relating to Redemption

Significant redemptions among Osprey’s public shareholders may require New BlackSky Parent to raise future financing after the closing of the merger.

Pursuant to the merger agreement, Osprey would need to have net tangible assets of at least $5,000,001 in the Trust Account after giving effect to the redemptions as a closing condition to the merger. Further, BlackSky is not obligated to consummate the transaction if the amount of cash held in the Trust Account, minus the aggregate amount of cash required to satisfy all Osprey stockholder redemptions, plus the proceeds from the private placement of shares of New BlackSky Parent Class A common stock being issued at the closing of the merger (the “PIPE Investment”), does not equal or exceed $225,000,000.

Even if New BlackSky Parent will receive greater than $225,000,000 of cash on the closing of the merger, if redemptions are significant, New BlackSky Parent may need to arrange for third party debt or equity financing. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Further, if redemptions are significant, New BlackSky Parent would not have as much working capital as anticipated following the closing of the merger, which could harm our business and financial condition.

There is no guarantee that an Osprey public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New BlackSky Parent Class A common stock in the future following the completion of the merger. Certain events following the consummation of any business combination, including the merger, may cause an increase in New BlackSky Parent’s stock price, and may result in a lower value realized now than an Osprey stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if an Osprey public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New BlackSky Parent Class A common stock after the consummation of the merger, and there can be no assurance that a stockholder can sell his, her or its shares of New BlackSky Parent Class A common stock in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. An Osprey public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If Osprey public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

Holders of public shares are entitled to exercise their rights to redeem their public shares for a pro rata portion of the Trust Account regardless of whether they vote for or against or abstain from voting on the Business Combination Proposal or any other Proposal. In addition, to exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Osprey’s transfer agent prior to the vote at the Osprey Special Meeting. If a holder properly seeks redemption as described in this proxy statement/consent solicitation statement/prospectus and the merger with BlackSky is consummated, Osprey will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the merger. See “Osprey Special Meeting of Stockholders—Redemption Rights” for additional information on how to exercise your redemption rights.

Osprey does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Osprey to complete the merger with which a substantial majority of Osprey’s stockholders do not agree.

Osprey’s existing charter does not provide a specified maximum redemption threshold, except that Osprey will not redeem public shares in an amount that would cause Osprey’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

Additionally, BlackSky’s obligation to consummate the merger is conditioned on, among other things, the amount of cash held in the Trust Account, minus the aggregate amount of cash required to satisfy all Osprey stockholder redemptions, plus the proceeds from the PIPE Investment, equaling or exceeding $225,000,000. This condition is for the sole benefit of BlackSky and may be waived by BlackSky. As a result, Osprey may be able to complete the merger even though a substantial portion of public stockholders do not agree with the merger and have redeemed their public shares.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 15% of the public shares. Your inability to redeem any such excess public shares could result in you suffering a material loss on your investment in Osprey if you sell such excess public shares in open market transactions. Osprey cannot assure you that the value of such excess public shares will appreciate over time following the merger or that the market price of the public shares will exceed the per-share redemption price.

However, Osprey’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. This information has been provided to aid in your analysis of the financial aspects of the merger and related transactions. The pro forma financial information reflects the combination of historical financial information of Osprey and BlackSky, adjusted to give effect to (1) the merger, inclusive of the issuance of Osprey common stock for BlackSky’s issued and outstanding Class A common stock, preferred stock, and bridge notes in accordance with the terms of the merger agreement, (2) the repayment of certain of BlackSky’s outstanding debt, (3) certain related equity financing transactions, and (4) the payment of transaction costs (collectively, the “Transactions”). Hereinafter, Osprey and BlackSky are collectively referred to as the “companies,” and the companies, subsequent to the merger, are referred to herein as the “combined company.”

The unaudited pro forma condensed combined balance sheet, which has been presented for the combined company as of March 31, 2021, gives effect to the Transactions as if they were consummated on March 31, 2021. The unaudited pro forma condensed combined statements of operations, which have been presented for the combined company for the three months ended March 31, 2021 and for the year ended December 31, 2020, give pro forma effect to the Transactions as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Transactions taken place on March 31, 2021, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the combined company would have been had the merger taken place on January 1, 2020, nor are they indicative of the results of operations of the combined company for any future period.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus:

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The historical unaudited condensed financial statements of Osprey as of and for the three months ended March 31, 2021 and the historical audited financial statements of Osprey as of and for the year ended December 31, 2020 (as restated); and

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The historical unaudited condensed consolidated financial statements of BlackSky as of and for the three months ended March 31, 2021 and the historical audited consolidated financial statements of BlackSky as of and for the year ended December 31, 2020.

The unaudited pro forma condensed combined financial information should also be read together with “Osprey’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “BlackSky’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Proposal No. 1—The Business Combination Proposal,” as well as other information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Description of the Transactions

On February 17, 2021, Osprey, Merger Sub, and BlackSky entered into a merger agreement, pursuant to which Osprey plans to acquire all of the issued and outstanding equity interests of BlackSky. Upon consummation of the merger, the newly-formed Merger Sub, as a wholly-owned and direct subsidiary of Osprey, will merge with and into BlackSky, with BlackSky surviving as a wholly-owned subsidiary of Osprey. In addition, Osprey, as the issuer of the publicly-traded equity of the combined company, will immediately change its name to BlackSky Technology Inc.

Consideration for the merger will consist of shares of Osprey Class A common stock issued in exchange for (1) all issued and outstanding shares of BlackSky’s Class A common stock, inclusive of those shares of BlackSky’s Class A common stock that will become issuable immediately prior to consummation of the Transactions as a result of the conversion or exercise of certain of BlackSky’s other outstanding financial instruments (e.g., warrants and the bridge notes) and (2) all of BlackSky’s issued and outstanding shares of preferred stock, inclusive of those shares of Series B and Series C preferred stock that will become issuable upon the exercise of outstanding warrants immediately prior to consummation of the Transactions. No fractional shares of Osprey Class A common stock will be issued. In lieu of the issuance of any such fractional shares, Osprey has agreed to pay to each former holder of BlackSky Class A common stock, preferred stock or convertible notes who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Osprey Class A common stock to which such holder otherwise would have been entitled multiplied by (ii) the average of Osprey’s Class A common stock’s trading price over the 30-day period ending three days prior to consummation of the merger.

The following additional activities will occur immediately prior to or upon closing of the merger and, accordingly, are also reflected in the unaudited pro forma condensed combined financial statements below:

•	The cash repayment of all outstanding borrowings and any unpaid interest under BlackSky’s debt facility with Silicon Valley Bank (“SVB”).

•

The payment of certain consent fees (which may be settled with shares instead of cash at lenders’ election) incurred with existing lenders at the time that BlackSky obtained its 2021 Bridge Financing pursuant to the Consent Agreement. The fees set forth in the Consent Agreement are payable on the earlier to occur of (a) the maturity date of the Intelsat Facility, (b) the termination of the Intelsat Facility, (c) any occurrence of an event of default under Section 8.5 of the Intelsat Facility, (d) the acceleration of the obligations under the Intelsat Facility in connection with any other event of default thereunder, (e) the date of the consummation of the merger, (f) the date on which the Company or any of its subsidiaries consummates any equity capital raise or incurs additional Indebtedness (as defined in the Intelsat Facility) other than the 2021 Bridge Financing in respect of borrowed money that results in aggregate net proceeds equal to or greater than $50,000,000, or (g) twelve (12) months after the date of the Consent Agreement. The Consent Agreement further provides that, in connection with the consummation of the merger, each of Seahawk and Intelsat, may elect to receive, solely with respect to such lender, payment of the applicable fee in either (i) fully paid and nonassessable shares of Osprey Class A common stock as issued in connection with the PIPE Investment at a price per share equal to 80% of the applicable price per share of Osprey Class A common stock paid by the other PIPE Investors (provided, that if the PIPE Investment does not close on or about the date of the merger, then the conversion price will be equal to 80% of the price per share of Osprey Class A common stock in the merger), or (ii) cash.

•	The partial payment of $2.5 million on the Andrews Notes. See “Certain Relationships and Related Person Transactions—BlackSky—Andrews Notes” for more information.

•	The payment of transaction costs incurred by both Osprey and BlackSky;

•

The payment of underwriting fees of $11,068,750 incurred in connection with Osprey’s initial public offering, for which payment was deferred until Osprey consummated a business combination or similar transaction, which fees amount to approximately (i) $0.08 per share on a pro forma basis (or 0.8% of the value of shares assuming a trading price of $10.00 per share), assuming no redemptions, and (ii) $0.10 per share on a pro forma basis (or 1% of the value of shares assuming a trading price of $10.00 per share), assuming maximum redemptions;

•

The exchange of all issued, outstanding, and unexercised BlackSky warrants, RSUs and stock options (excluding any warrants that will automatically terminate if not exercised prior to consummation of the merger), for New BlackSky Parent warrants, RSUs and stock options.

Pursuant to the merger agreement, the total number of shares of Osprey Class A common stock issuable to the BlackSky equity holders in connection with the merger (which is referred to herein as the “Total Consideration Share Amount”) will be calculated by dividing (x) an amount equal to (a) $925,000,000, plus (b) the aggregate exercise prices that would be paid to BlackSky if all options and warrants to purchase BlackSky capital stock outstanding immediately prior to the effective time of the merger were exercised in full, minus (c) an amount (not to exceed $1.8 million) equal to the unfunded portion of a bridge loan that BlackSky has the right to incur prior to the closing of the merger, and minus (d) the total consideration payable for shares of BlackSky’s Class B common stock in connection with the merger (which amount will equal less than $1,000 in the aggregate) by (y) $10.00.

Pursuant to the merger agreement, each issued and outstanding share of BlackSky Class B common stock will be converted into the right to receive cash consideration equal to $0.00001 per share. The total cash consideration payable to the holders of BlackSky Class B common stock in connection with the merger will equal less than $1,000 in the aggregate.

As of the effective time of and by virtue of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio (as defined in the merger agreement) that is applicable to such share.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky preferred stock will be equal to the greater of (i) a number of shares of Osprey Class A common stock equal in value (based on the Acquiror Closing Trading Price, as described below) to the liquidation preference payable with respect to such share of BlackSky preferred stock pursuant to BlackSky’s amended and restated certificate of incorporation and (ii) a number of shares of Osprey Class A common stock issuable with respect to one share of BlackSky Class A common stock in connection with the merger. Pursuant to the merger agreement, the “Acquiror Closing Trading Price” shall be the average closing sale price of one share of Osprey Class A common stock on the NYSE over the thirty day period ending three days prior to the closing of the merger.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky Class A common stock (also referred to herein as the “Class A Common Exchange Ratio”) will equal the quotient of (A) the portion of the Total Consideration Share Amount remaining after deducting the portion thereof payable in connection with the merger to the holders of BlackSky preferred stock, divided by (B) the number of participating shares of BlackSky Class A common stock issued and outstanding as of immediately prior to the effective time of the merger on a fully diluted basis (excluding shares of BlackSky Class A common stock issuable upon the conversion of BlackSky preferred stock that will receive their liquidation preference in connection with the merger and excluding shares of BlackSky Class B common stock).

Concurrently with the execution of the merger agreement on February 17, 2021, Osprey entered into Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 18,000,000 newly-issued shares of Osprey Class A common stock to be issued at the closing of the merger for a purchase price of $10.00 per share, or an aggregate of $180 million in gross cash proceeds. The obligation of the parties to consummate the purchase and sale of the shares covered by each Subscription Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) there not being any amendment or modification of the terms of the merger agreement in a manner that is materially adverse to the PIPE Investor (in its capacity as such), (iii) all conditions precedent to the closing of the merger, including all necessary approvals of Osprey’s stockholders and regulatory approvals, if any, having been satisfied or waived by the parties to the merger agreement as provided therein (iv) a customary bring down of the representations and warranties of the PIPE Investor and Osprey in the Subscription Agreement and (v) the prior or substantially concurrent consummation of the transactions contemplated by the merger agreement.

Accounting for the Merger

Notwithstanding the legal form of the merger pursuant to the merger agreement, the merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Osprey will be treated as the acquired company for financial reporting purposes, and BlackSky will be treated as the accounting acquiror. In accordance with this accounting method, the merger will be treated as the equivalent of BlackSky issuing stock for the net assets of Osprey, accompanied by a recapitalization. The net assets of Osprey will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the merger will be those of BlackSky. BlackSky has been deemed the accounting acquiror for purposes of the merger based on an evaluation of the following facts and circumstances:

•

Immediately subsequent to the merger, BlackSky’s stockholders as of immediately prior to the merger will hold a majority (i.e., greater than 50%) of the outstanding voting interests in the combined company, irrespective of whether or not existing stockholders of Osprey exercise their right to redeem their shares of Osprey common stock;

•	Immediately subsequent to the Transactions, BlackSky’s existing senior management team will comprise senior management of the combined company;

•	BlackSky will have designated a majority of the members of the Board of New BlackSky Parent as of immediately following the merger;

•	BlackSky is the larger of the combining companies, measured based upon historical operating activity and employee base; and

•	BlackSky’s operations will comprise the ongoing operations of the combined company.

Basis of Pro Forma Presentation

In accordance with Article 11 of Regulation S-X, pro forma adjustments to the combined historical financial information of Osprey and BlackSky give effect to transaction accounting adjustments that (1) depict in the pro forma condensed combined balance sheet, the accounting for the Transactions required by GAAP, and (2) depict in the pro forma condensed combined statement of operations, the effects of the pro forma balance sheet adjustments, assuming those adjustments were made as of the beginning of the fiscal year presented. Accordingly, nonrecurring pro forma adjustments that impact the pro forma income of the combined company have been recorded to the pro forma condensed combined statement of operations for the year ended December 31, 2020, as the Transactions are assumed to have occurred on January 1, 2020 for purposes of presenting pro forma income statement information. The pro forma condensed combined financial information does not give effect to any management adjustments or any synergies, operating efficiencies, or other benefits that may result from consummation of the Transactions. In addition, as (i) Osprey and BlackSky have not had any historical relationship prior to the Transactions and (ii) there is no historical activity with respect to Merger Sub, preparation of the accompanying pro forma financial information did not require any adjustments with respect to such activities.

The unaudited pro forma condensed combined financial information has been presented to provide relevant information necessary for an understanding of the combined company subsequent to completion of the Transactions. Accordingly, the unaudited pro forma condensed combined financial information includes, among other things, pro forma adjustments to reflect the completion of the merger, the PIPE Investment, the full or partial repayment of certain of BlackSky’s borrowings in accordance with the merger agreement, the conversion of the promissory notes issued pursuant to BlackSky’s bridge loan financing agreement executed in February 2021, the settlement of transaction costs that have been reported in the companies’ historical financial statements or will be incurred upon consummation of the merger, and the impact of certain other associated pro forma adjustments necessary to give full effect to the Transactions.

Pursuant to Osprey’s amended and restated certificate of incorporation, Osprey’s public stockholders may demand that Osprey redeem their shares of Class A common stock for cash if the merger is consummated, irrespective of whether they vote for or against the merger. If a public stockholder properly demands redemption of their shares, Osprey will redeem each share for cash equal to the public stockholder’s pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger.

Due to the redemption rights held by Osprey’s public stockholders, the unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemptions of Osprey’s publicly-traded shares:

•	Scenario 1—Assuming no redemptions: This presentation assumes that no Osprey stockholders exercise redemption rights with respect to their public shares upon consummation of the merger; and

•

Scenario 2—Assuming redemption of public shares of Osprey Class A common stock for cash: This presentation assumes that Osprey stockholders exercise their redemption rights with respect to a maximum of 27.3 million public shares upon consummation of the merger. The maximum number of shares subject to redemption was derived from the merger agreement’s requirement for the Transactions to result in a minimum of $225 million from (i) Osprey (inclusive of cash available to be released from the Trust Account) and (ii) the PIPE Investment, after giving effect to the payments to redeeming stockholders. Scenario 2 gives effect to all pro forma adjustments contained in Scenario 1, as well as additional adjustments to reflect the effect of the maximum redemption.

The following table provides a pro forma summary of the shares of the combined company’s common stock that would be outstanding under each of the two redemption scenarios if the Transactions had occurred on March 31, 2021:

	Scenario 1—		Scenario 2—
	Assuming No Redemptions		Assuming Maximum Redemptions
Stockholder	Shares	%	Shares	%
BlackSky stockholders	75,220,976	57%	75,220,976	71%
Osprey public stockholders	31,625,000	24%	4,455,466	4%
Osprey sponsor	7,906,250	6%	7,906,250	8%
PIPE Investors	18,000,000	13%	18,000,000	17%

	132,752,226		105,582,692

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only. The table represents the Sponsor’s holdings of Osprey Class A common stock subsequent to the one-for-one conversion of the Sponsor’s Osprey Class B common stock into Osprey Class A common stock immediately prior to the consummation of the merger, including those shares subject to performance targets. The pro forma adjustments represent estimates based on information available as of the dates of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available. Assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The actual financial position and results of operations of the combined company subsequent to consummation of the Transactions may differ significantly from the pro forma amounts reflected herein.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF March 31, 2021

(UNAUDITED)

(in thousands)

			ASSUMING NO REDEMPTIONS				ASSUMING MAXIMUM REDEMPTIONS
	Osprey (Historical)	BlackSky (Historical)	Transaction Accounting Adjustments	Ref		Pro Forma Combined	Transaction Accounting Adjustments	Ref		Pro forma Combined
Assets
Current assets:
Cash and cash equivalents	171	44,787	413,024	(A	)	457,982	(273,054)	(S	)	184,928
Restricted cash	—	5,475	—			5,475	—			5,475
Accounts receivable, net of allowance of $0 and $0, respectively	—	4,554	—			4,554	—			4,554
Prepaid expenses and other current assets	64	1,123	—			1,187	—			1,187
Contract assets	—	3,862	—			3,862	—			3,862
Prepaid income taxes	255	—	—			255	—			255

Total current assets	490	59,801	413,024			473,315	(273,054)			200,261
Marketable securities held in trust account	318,054	—	(318,054)	(C	)	—	—			—
Property and equipment—net	—	27,511	—			27,511	—			27,511
Goodwill	—	9,393	—			9,393	—			9,393
Investment in equity method investees	—	3,474	—			3,474	—			3,474
Intangible assets—net	—	3,500	—			3,500	—			3,500
Satellite procurement work in process	—	54,670	—			54,670	—			54,670
Other assets	—	4,533	(3,365)	(J	)	1,168	—	—		1,168

Total assets	318,544	162,882	91,605			573,031	(273,054)			299,977

Liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	4,065	10,856	(7,147)	(K	)	7,774	—			7,774
Amounts payable to equity method investees	—	1,959	—			1,959	—	—		1,959
Contract liabilities—current	—	17,582	—			17,582	—			17,582
Debt—current portion	—	17,200	(653)	(L	)	16,547	—			16,547
Other current liabilities	—	43,459	(42,083)	(M	)	1,376	—			1,376

Total current liabilities	4,065	91,056	(49,883)			45,238	—			45,238
Deferred underwriting fee payable	11,069	—	(11,069)	(E	)	—	—			—
Liability for estimated contract losses	—	6,081	—			6,081	—	—		6,081
Long-term liabilities	—	3,544	—			3,544	—			3,544
Long-term contract liabilities	—	772	—			772	—			772
Long-term debt—net of current portion	—	157,056	(96,514)	(L	)	60,542	—			60,542
Warrant liability	46,453	—	—			46,453	—			46,453

Total liabilities	61,587	258,509	(157,466)			162,630	—			162,630
Commitments and contingencies (Note 21)
Common stock subject to possible redemption	318,259	—	(318,259)	(N	)	—	—			—
Redeemable convertible preferred stock:
BlackSky Series A redeemable convertible preferred stock (T)	—	7,495	(7,495)	(O	)	—	—			—
BlackSky Series B redeemable convertible preferred stock (T)	—	21,405	(21,405)	(O	)	—	—			—
BlackSky Series B-1 redeemable convertible preferred stock (T)	—	24,138	(24,138)	(O	)	—	—	—		—
BlackSky Series C redeemable convertible preferred stock (T)	—	121,530	(121,530)	(O	)	—	—			—

Total redeemable convertible preferred stock	—	174,568	(174,568)			—	—	—		—
Stockholders’ equity (deficit):
Osprey Class A common stock (T)	—	—	13	(P	)	13	(3)	(N	)	10
Osprey Class B common stock (T)	1	—	(1)	(P	)	—	—			—
BlackSky Class A common stock (T)	—	3	(3)	(P	)	—	—			—
BlackSky Class B common stock (T)	—	1	(1)	(P	)	—	—			—
BlackSky treasury stock	—	(12,500)	12,500	(P	)	—	—			—
Additional paid-in capital	—	132,933	709,330	(P	)	842,263	(273,051)	(N	)	569,212
Accumulated other comprehensive income	—	1,389	(1,389)	(Q	)	—	—			—
Accumulated deficit	(61,303)	(392,021)	21,449	(R	)	(431,875)	—			(431,875)

Total stockholders’ equity (deficit)	$(61,302)	(270,195)	741,898			410,401	(273,054)			137,347

Total liabilities, redeemable preferred stock and stockholders’ equity (deficit)	318,544	162,882	91,605			573,031	(273,054)			299,977

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

(UNAUDITED)

(in thousands, except share and per share data)

			ASSUMING NO REDEMPTIONS						ASSUMING MAXIMUM REDEMPTIONS
	Osprey (Historical)	BlackSky (Historical)	Transaction Accounting Adjustments	Ref		Pro Forma Combined	Ref		Transaction Accounting Adjustments	Ref	Pro Forma Combined	Ref
Revenues:
Service	$—	$5,998	$—			$5,998			$—		$5,998
Product	—	1,296	—			1,296			—		1,296

Total revenue	—	7,294	—			7,294			—		7,294
Cost and expenses:
Service costs, excluding depreciation and amortization	—	4,379	—			4,379			—		4,379
Product costs, excluding depreciation and amortization	—	1,130	—			1,130			—		1,130
Selling, general and administrative	—	8,491	3,828	(a	)	12,319			—		12,319
Research and development	—	28	—			28			—		28
Depreciation and amortization	—	2,764	—			2,764			—		2,764
Operating costs	2,202	—	—			2,202			—		2,202

Operating loss	(2,202)	(9,498)	(3,828)			(15,528)			—		(15,528)
Interest earned on marketable securities held in Trust Account	47	—	(47)	(b	)	—			—		—
Unrealized gain on marketable securities held in Trust Account	5	—	(5)	(b	)	—			—		—
Gain on debt extinguishment	—	—	—			—			—		—
Unrealized loss on derivative	—	(14,008)	14,008	(c	)	—			—		—
Loss on equity method investment	—	196	—			196			—		196
Interest expense	—	(1,168)	197	(d	)	(971)			—		(971)
Change in fair value of warrant liability	(10,722)	—	—			(10,722)			—		(10,722)
Other income/(expense), net	—	(144,091)	—			(144,091)			—		(144,091)

Net loss before income taxes and discontinued operations	(12,872)	(168,569)	10,325			(171,116)			—		(171,116)
Income tax expense	—	—	—	(e	)	—			—		—

Net loss	$(12,872)	$(168,569)	$10,325			$(171,116)			$—		$(171,116)

Weighted average number of shares outstanding						135,504,475	(f	)			108,334,941	(f	)
Basic and diluted net loss per share						(1.26)	(f	)			(1.58)	(f	)

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(UNAUDITED)

(in thousands, except share and per share data)

			ASSUMING NO REDEMPTIONS						ASSUMING MAXIMUM REDEMPTIONS
	Osprey (Historical As Restated)	BlackSky (Historical)	Transaction Accounting Adjustments	Ref		Pro Forma Combined	Ref		Transaction Accounting Adjustments	Ref	Pro Forma Combined	Ref
Revenues:
Service	$—	$18,737	$—			18,737			$—		$18,737
Product	—	2,398	—			2,398			—		2,398

Total revenue	—	21,135	—			21,135			—		21,135
Cost and expenses:
Service costs, excluding depreciation and amortization	—	13,331	—			13,331			—		13,331
Product costs, excluding depreciation and amortization	—	10,535	—			10,535			—		10,535
Selling, general and administrative	—	28,609	37,938	(aa	)	66,547			—		66,547
Research and development	—	255	—			255			—		255
Depreciation and amortization	—	9,803	—			9,803			—		9,803
Satellite impairment loss	—	—	—			—			—		—
Operating costs	3,136	—	—			3,136			—		3,136

Operating loss	(3,136)	(41,398)	(37,938)			(82,472)			—		(82,472)
Interest income	1,794	—	(1,794)	(bb	)	—			—		—
Unrealized gain on marketable securities held in Trust Account	3	—	(3)	(bb	)	—			—		—
Gain on debt extinguishment	—	284	—			284			—		284
Unrealized loss on derivative	—	(558)	558	(cc	)	—			—		—
Loss on equity method investment	—	(953)	—			(953)			—		(953)
Interest expense	—	(5,201)	853	(dd	)	(4,348)			—		(4,348)
Change in fair value of warrant liability	(13,925)	—	—			(13,925)			—		(13,925)
Other income/(expense), net	—	103	1,584	(ee	)	1,687			—		1,687

Net loss before income taxes and discontinued operations	(15,264)	(47,723)	(36,740)			(99,727)			—		(99,727)
Income tax expense	(1)	—	1	(ff	)	—			—		—

Net loss	$(15,265)	$(47,723)	$(36,739)			$(99,727)			$—		$(99,727)

Weighted average number of shares outstanding						132,670,838	(gg	)			105,501,304	(gg	)
Basic and diluted net loss per share						(0.75)	(gg	)			(0.95)	(gg	)

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 1—BASIS OF PRO FORMA PRESENTATION

The merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Osprey will be treated as the acquired company for financial reporting purposes, and BlackSky will be treated as the accounting acquiror. The merger will be treated as the equivalent of BlackSky issuing stock for the net assets of Osprey, accompanied by a recapitalization. The net assets of Osprey will be stated at historical cost, with no goodwill or intangible assets recorded. Operations prior to the merger will be those of BlackSky.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 give pro forma effect to the merger as if it had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the merger was completed on March 31. 2021. Nonrecurring pro forma adjustments that impact the pro forma income of the combined company have been recorded to the pro forma condensed combined statement of operations for the year ended December 31, 2020, as the Transactions are assumed to have occurred on January 1, 2020 for purposes of presenting pro forma income statement information.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus:

•

The historical unaudited condensed financial statements of Osprey as of and for the three months ended March 31, 2021 and the historical audited financial statements of Osprey as of and for the year ended December 31, 2020; and

•

The historical unaudited condensed consolidated financial statements of BlackSky as of and for the three months ended March 31, 2021 and the historical audited consolidated financial statements of BlackSky as of and for the year ended December 31, 2020.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any management adjustments or anticipated synergies, operating efficiencies, cost savings or other benefits that may result from consummation of the Transactions. The pro forma adjustments are based on currently available information and certain assumptions and methodologies believed to be reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. BlackSky believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time, and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of the combined company would have been had the Transactions taken place on the dates indicated, nor is the information indicative of the future consolidated results of operations or financial position of the combined company. This unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto, as prepared by Osprey and BlackSky and included elsewhere in this proxy statement/consent solicitation statement/prospectus.

NOTE 2—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2021

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 includes the following adjustments:

A—Represents the aggregate impact of the following pro forma adjustments to cash to give effect to the merger, the PIPE Investment, transaction costs, and the cash settlement of certain obligations in accordance with the merger agreement:

	Scenario 1—Assuming No Redemptions (in thousands)
Cash inflow from PIPE Investment	180,000	(B	)
Cash inflow from Osprey’s Trust Account	318,054	(C	)
Cash inflow from rights offering and exercise of Series B and Series C preferred warrants	2,315	(D	)
Payment of Osprey’s deferred underwriting fee liability	(11,069)	(E	)
Settlement of BlackSky’s SVB loan facility and required payments on certain outstanding term loans, inclusive of accrued interest	(22,235)	(F	)
Payment of estimated transaction fees to be incurred by BlackSky	(28,664)	(G	)
Payment of transaction bonuses, consent fees, and Mitsui liability	(11,325)	(H	)
Payment of estimated transaction fees incurred by Osprey	(14,052)	(I	)

Net Pro Forma Adjustment to Cash	413,024	(A	)

B—Represents gross cash proceeds attributable to the issuance of 18 million shares of Osprey common stock for $10.00 per share, or $180 million in aggregate gross proceeds, upon the closing of the PIPE Investment that will occur immediately prior to consummation of the merger. Refer to balance sheet tickmark “P” for the pro forma impact of the share issuance on the combined company’s equity.

C—Reflects the release of cash equivalents from Osprey’s Trust Account, as well as the relief of restrictions regarding the use of such cash equivalents, in connection with consummation of the merger. Subsequent to release from Osprey’s Trust Account, the cash equivalents will be available for general use by the combined company.

D—This adjustment includes gross cash proceeds expected to be received in connection with a $1.9 million rights offering for the portion of BlackSky’s bridge loan financing that remained unfunded as of March 31, 2021. As a result of the merger, participation in this tranche of bridge notes has been extended to BlackSky’s existing institutional investors who were not granted the opportunity to participate in the first tranche of the bridge financing. Actual proceeds from the rights offering could range from $0 to $1.9 million depending upon the ultimate subscription levels under the rights offering. The incremental borrowings pursuant to the rights offering will effectively convert to BlackSky Class A common stock along with all currently outstanding bridge loans, and then be exchanged for shares of Osprey common stock upon consummation of the Transactions. Accordingly, the cash from the incremental borrowings pursuant to the rights offering will be retained by the combined company upon consummation of the Transactions. Refer to balance sheet tickmark “P” for additional details regarding the anticipated pro forma impact of the conversion and exchange of all bridge loans that are expected to be outstanding at the time of consummation of Transactions on the equity accounts of the combined company.

This adjustment also includes $0.4 million of cash proceeds due upon the exercise of Series B and Series C preferred stock warrants immediately prior to the consummation of the merger. Refer to balance sheet tickmarks “M” and “P”, as well as tickmark “f” to the March 31, 2021 pro forma income statement, for the pro forma impacts of the exercise of the preferred stock warrants and subsequent exchange of the resulting BlackSky preferred shares for Osprey common shares on the combined company’s liabilities, additional paid-in capital, and outstanding shares.

E—Reflects the cash payment of underwriting fees incurred by Osprey in connection with its initial public offering, for which payment was deferred until consummation of a business combination or similar transaction.

F—Reflects the use of cash proceeds, upon consummation of the merger, for (1) the repayment of $16.1 million related to BlackSky’s outstanding debt facility with Silicon Valley Bank, (2) the repayment of $3.6 million related to BlackSky’s Payroll Protection Plan loan (“PPP loan”), (3) partial payment of $2.5 million on the Andrews Notes, and (4) the payment of certain accrued and unpaid interest on the aforementioned borrowings. This adjustment does not include the repayment of up to $71.2 million of principal and/or associated accrued interest related to debt that BlackSky could be required to pay if one or both of the lenders under a separate debt facility were to deliver repayment letters as permitted upon consummation of the Transactions. As of this date, neither of the lenders under the separate debt facility has indicated whether they will demand payment. Also refer to balance sheet tickmark “L” for details regarding all debt expected to be settled (for cash or upon conversion).

G—Reflects cash that will be used to pay estimated direct and incremental transaction costs—comprised primarily of underwriting, legal, and other fees that will be due from BlackSky upon consummation of the Transactions—inclusive of portions that have been accrued and reported as a liability on BlackSky’s balance sheet (also refer to balance sheet tickmark “K”). For purposes of this reverse recapitalization transaction, these direct and incremental transaction costs will be treated as a reduction of the cash proceeds resulting from the Transactions and, accordingly, will be reported as a reduction to additional paid-in capital. Refer to balance sheet tickmark “P” for the corresponding pro forma adjustment to additional paid-in capital reported for the combined company.

H—Reflects the cash payment of (1) $2.0 million of SPAC merger-related bonuses to employees of BlackSky and (2) $2.5 million of lender consent fees associated with BlackSky’s execution of the bridge loans, both of which amounts become due upon the closing of the merger. The lenders may elect for the consent fees to be settled with BlackSky Class A common shares, instead of cash, at a conversion price that represents a discount to the deemed value of BlackSky’s Class A common stock. Accordingly, the associated liability has been accounted for as a derivative liability that is remeasured at fair value as of each balance sheet date. Refer to balance sheet tickmark “R” and tickmark “aa” to the December 31, 2020 pro forma income statement for additional details regarding the pro forma impact of payment of the transaction bonuses on the combined company’s retained earnings and reported results. Refer to balance sheet tickmarks “M” and “R”, tickmark “c” to the March 31, 2021 pro forma income statement, and tickmark “ee” to the December 31, 2020 pro forma income statement for additional details regarding the pro forma impact that settlement of the consent liability for cash is expected to have on the combined company’s liabilities, earnings and accumulated deficit. Adjustment also reflects the payment of $6.8 million due to Mitsui, which amount is reported in other current liabilities as of March 31, 2021. This amount relates to BlackSky’s prior sale of the Launch Division. Upon consummation of the Transactions, the portion of the $6.8 million that remains unpaid will be accelerated.

I—Reflects cash that will be used to pay Osprey’s estimated direct and incremental transaction costs, comprised primarily of legal and other fees that will be due from Osprey upon close of the merger, inclusive of $4.1 million accrued and reported as a liability on Osprey’s balance sheet as of March 31, 2021. For purposes of this reverse recapitalization transaction, these direct and incremental transaction costs will be treated as a reduction of the cash proceeds resulting from the Transactions and, accordingly, will be reported as a reduction to additional paid-in capital. Refer to balance sheet adjustments “K” and “P” for the corresponding pro forma adjustments to the accrued liabilities and additional paid-in capital reported for the combined company.

J—Reflects the reclassification of incurred transaction costs deferred and reported as an asset on BlackSky’s balance sheet until the close of the Transactions when such transaction costs will be accounted for as a reduction of the cash proceeds resulting from the Transactions and, accordingly, will be reported as a reduction to additional paid-in capital. Refer to balance sheet tickmark “P” for the corresponding pro forma adjustment to additional paid-in capital reported for the combined company.

K—Reflects the cash settlement of $4.1 million and $3.0 million of transaction costs accrued and reported as liabilities on the March 31, 2021 balance sheets of Osprey and BlackSky, respectively. Balance sheet tickmarks “I” and “G” reflect the corresponding total cash outlays for the estimated transaction costs of Osprey and BlackSky, respectively, inclusive of these amounts which have been accrued. This adjustment also reflects the cash settlement of $37,600 of accrued interest related to BlackSky’s PPP loan that will be settled upon consummation of the Transactions, for which the corresponding cash outlay is reflected in balance sheet adjustment “F.”

L—Adjustments reflect the cash settlement of $22.2 million of outstanding debt in connection with the consummation of the Transactions, which amount is inclusive of (1) all amounts borrowed under BlackSky’s Silicon Valley Bank debt facility and PPP loan and (2) $2.5 million of the outstanding borrowings under the Andrews Notes. The adjustment also reflects the conversion of BlackSky’s bridge notes, carried at $75.0 million, into BlackSky Class A common stock that will be immediately exchanged for Osprey common shares. Refer to balance sheet tickmark “F” for the corresponding cash outlay related to the debt that will be settled for cash and balance sheet tickmark “P” for the pro forma impact of conversion of the bridge notes and exchange of the resulting BlackSky Class A common shares for Osprey common shares on the combined company’s equity.

M—Adjustment reflects the exercise of BlackSky’s liability classified Series B warrants, Series C warrants, and Class A common stock warrants, and the immediate exchange of the shares issued upon exercise for Osprey common shares. Refer to balance sheet tickmark “P” for the corresponding pro forma impact of the exercise of the warrants and the exchange of the issued BlackSky preferred shares and common shares for Osprey common shares on the combined company’s equity. Adjustment also includes settlement of the liability for consent fees of approximately $3 million and payment of the $6.8 million due to Mitsui as of March 31, 2021.

N—Represents the reclassification of Osprey redeemable Class A common stock to permanent equity upon consummation of the merger, assuming no redemptions. Balance sheet tickmark “P” presents the corresponding pro forma impact that the reclassification of Osprey redeemable Class A common stock to permanent equity would have on the pro forma amounts reported for both the par value of Osprey Class A common stock and additional paid-in-capital of the combined company.

O—Represents the derecognition of BlackSky’s issued and outstanding redeemable convertible preferred stock, for which shares of Osprey common stock will be exchanged in connection with the merger at the following estimated exchange ratios:

Preferred Stock Exchange Ratio
Class of redeemable convertible preferred stock	(Osprey Class A common shares issued per Preferred Share)
Series A redeemable convertible preferred stock(1)	0.0906
Series B redeemable convertible preferred stock(2)	0.1011
Series B-1 redeemable convertible preferred stock(2)	0.2404
Series C redeemable convertible preferred stock(2)	0.4386

(1)

BlackSky’s Series A redeemable convertible preferred stock is expected to be exchanged for Osprey common stock using the common stock exchange ratio, as this ratio is expected to be more beneficial to the holder of the preferred shares than the liquidation preference exchange ratio, which will be determined based upon the Series A redeemable convertible preferred stock liquidation preference of $0.86686 divided by the average closing price of Osprey’s Class A common stock over the 30-day period ending three days before closing of the merger (“Osprey’s Closing Trading Price”). However, if the liquidation preference exchange ratio ultimately determined using Osprey’s Closing Trading Price was to become more beneficial to the holders of the Series A redeemable convertible preferred stock than the common stock exchange ratio, this class of preferred stock would be exchanged for shares of Osprey’s common stock based upon the liquidation preference exchange ratio.

(2)

BlackSky’s Series B, Series B-1, and Series C redeemable convertible preferred stock are each expected to be exchanged for Osprey common stock using the liquidation preference exchange ratio, as this ratio is expected to be more beneficial to the holders of each class of preferred shares than the common stock exchange ratio. BlackSky’s Series B, Series B-1, and Series C redeemable convertible preferred stock has liquidation preferences of $1.10602, $2.62931, and $4.7974, respectively, which amounts will be divided by Osprey’s Closing Trading Price to determine the actual liquidation preference exchange ratio at the time that the merger closes. Because Osprey’s stock is publicly-traded and, accordingly, is subject variability over time, the actual liquidation preference exchange ratio for each class of preferred stock is likely to differ from those amounts presented in the table, which were determined based upon an average closing price of $10.94 for Osprey’s Class A common stock over the 30-day period prior to the March 31, 2021 balance sheet date. Furthermore, if the common stock exchange ratio were to become more beneficial to the holders of any class of BlackSky’s redeemable convertible preferred stock than the liquidation preference exchange ratio ultimately determined using Osprey’s Closing Trading Price, that class of preferred stock would be exchanged for shares of Osprey’s common stock based upon the common stock exchange ratio.

Refer to balance sheet tickmark “P” for the pro forma impact of the exchange of Osprey shares of common stock for BlackSky’s issued and outstanding redeemable convertible preferred stock on the pro forma additional paid-in capital reported for the combined company.

P—Represents the net impact of the following pro forma adjustments to the combined company’s capital accounts based upon (1) the merger, inclusive of the issuance of Osprey Class A common stock for (i) BlackSky’s issued and outstanding preferred stock and (ii) bridge loan, as if the bridge loan converted to BlackSky common stock immediately prior to the merger, (2) the PIPE Investment, (3) transaction costs, and (4) certain other transactions triggered by the merger:

	Scenario 1—Assuming No Redemptions
	(in thousands)
	Osprey Par Value		BlackSky Par Value
	Class A Stock(1)	Class B Stock	Class A Stock	Class B Stock	Additional Paid-In Capital
Reclassification of redeemable Osprey shares to Class A Stock	3	—	—	—	318,256
Conversion of Osprey Class B shares to Osprey common stock(2)	1	(1)	—	—	—
Exchange of Osprey shares for BlackSky’s issued and outstanding convertible notes	1	—	—	—	75,015
Exchange of Osprey shares for rights offering bridge notes					1,918
Vesting of RSU units(3)					39,630
Exercise of BlackSky warrants and exchange of issued BlackSky shares for Osprey shares					32,722
Exchange of Osprey shares for BlackSky’s issued and outstanding preferred stock	2	—	—	—	174,566
PIPE Investment	2	—	—	—	179,998
Shares issued to BlackSky common stockholders as consideration	4	—	(3)	(1)	(1)

Adjustment for share issuance and conversion transactions	13	(1)	(3)	(1)	822,104
Estimated Osprey transaction costs	—	—	—	—	(9,986)
Estimated BlackSky transaction costs	—	—	—	—	(28,985)
Elimination / reclassification of treasury stock	—	—	—	—	(12,500)
Elimination of Osprey’s historical accumulated deficit	—	—	—	—	(61,303)

Total adjustments to par value and additional paid-in capital	13	(1)	(3)	(1)	709,330

(1)	Represents the par value of Osprey’s Class A common stock prior to the merger and the par value of Osprey’s single class of common stock subsequent to the merger.

(2)

Osprey’s issued and outstanding Class B shares will convert to the single class of Osprey common stock that will be outstanding subsequent to the merger on a one-for-one basis immediately prior to consummation of the merger.

(3)

Adjustment reflects the aggregate impact of the vesting of the RSUs over the period from January 1, 2020 through March 31, 2021, pursuant to the assumption that the Transactions occurred on January 1, 2020 for purposes of preparing the information included in the pro forma statements of operations. Refer to tickmark “a” to the March 31, 2021 pro forma income statement and tickmark “aa” to the December 31, 2020 pro forma income statement for additional details regarding the pro forma impact of the vesting of RSU units.

Q—Represents the elimination of the other comprehensive income balance attributable to the changes in the fair value of BlackSky’s bridge notes, which are accounted for pursuant to the fair value option. Amounts recorded in other comprehensive income relate to instrument-specific credit risk attributable to BlackSky’s bridge notes, and such amounts will be reclassified to earnings upon the conversion of the bridge notes to BlackSky Class A common stock and the immediate subsequent exchange of such common stock for Osprey common shares. Refer to balance sheet tickmark “R” and December 31, 2020 pro forma income statement tickmark “ee” for the corresponding adjustments to accumulated deficit and other income/(expense), net, respectively, for the combined company.

R—Represents the aggregate impact of the pro forma adjustments to the combined company’s accumulated deficit to give effect to the following items triggered by consummation of the merger:

Amount (in thousands)
Payment of transaction bonuses(1)	(2,000)
Recognition of stock compensation expense for performance-based RSUs(2)	(39,630)
Gain on settlement of consent fees for cash(3)	433
Deferred financing costs expensed upon repayment terms notes(4)	(46)
Elimination of OCI related to Bridge Loan(5)	1,389
Elimination of Osprey accumulated deficit to additional paid-in capital(6)	61,303

Net Pro Forma Adjustment to Accumulated Deficit	21,449

(1)

Refer to December 31, 2020 pro forma income statement tickmark “aa”, which includes the corresponding pro forma income statement adjustment related to this pro forma adjustment to the combined company’s accumulated deficit.

(2)

Refer to December 31, 2020 pro forma income statement tickmark “aa” and March 31, 2021 pro forma income statement tickmark “a”, which include the corresponding pro forma income statement adjustments related to this pro forma adjustment to the combined company’s accumulated deficit.

(3)

Refer to December 31, 2020 pro forma income statement tickmark “ee” and March 31, 2021 pro forma income statement tickmark “c”, which include the corresponding pro forma income statement adjustments related to this pro forma adjustment to the combined company’s accumulated deficit.

(4)

Refer to December 31, 2020 pro forma income statement tickmark “dd”, which includes the corresponding pro forma income statement adjustment related to this pro forma adjustment to the combined company’s accumulated deficit.

(5)

Refer to December 31, 2020 pro forma income statement adjustment “ee” , which includes the corresponding pro forma income statement adjustment related to this pro forma adjustment to the combined company’s accumulated deficit.

(6)	Refer to balance sheet tickmark “P” for the corresponding pro forma impact of this adjustment on the combined company’s additional paid-in capital.

S—Represents the impact to the amount of cash that would be available to the combined company if holders of Osprey’s publicly-traded Class A common stock exercise their right to redeem their holdings of outstanding Class A common stock in exchange for cash held in Osprey’s Trust Account under the Maximum Redemption Scenario. The maximum number of shares that can be redeemed has been estimated by reference to the requirement for funds provided by (1) Osprey’s Trust Account, after redemptions, and (2) the PIPE Investment to equal or exceed $225 million pursuant to the merger agreement. The redemption amount has been allocated to common stock and additional paid-in capital using the Osprey Class A common stock par value of $0.0001.

T—Authorized, issued and outstanding shares for each class of common stock and preferred stock as of March 31, 2021 and on a pro forma basis is as follows:

	March 31, 2021			Pro Forma Combined Company Assuming No Redemptions			Pro Forma Combined Company Assuming Maximum Redemptions
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
BlackSky redeemable preferred stock
Series A redeemable convertible preferred stock	8,651,880	8,651,880	8,651,880	N/A	N/A	N/A	N/A	N/A	N/A
Series B redeemable convertible preferred stock	20,041,828	18,986,995	18,986,995	N/A	N/A	N/A	N/A	N/A	N/A
Series B-1 redeemable convertible preferred stock	9,508,194	9,508,194	9,508,194	N/A	N/A	N/A	N/A	N/A	N/A
Series C redeemable convertible preferred stock	48,364,254	41,908,167	41,908,167	N/A	N/A	N/A	N/A	N/A	N/A
Osprey Class A common shares subject to possible redemption	N/A	31,625,000	31,625,000	—	—	—	—	—	—
Osprey Preferred Stock	1,000,000	—	—	100,000,000	—	—	100,000,000	—	—
Osprey Class A common Stock	150,000,000	—	—	1,000,000,000	132,752,226	132,752,226	1,000,000,000	105,582,692	105,582,692
Osprey Class B common Stock	25,000,000	7,906,250	7,906,250	N/A	N/A	N/A	N/A	N/A	N/A
BlackSky Class A common stock	1,000,000,000	347,924,158	336,382,664	N/A	N/A	N/A	N/A	N/A	N/A
BlackSky Class B common stock	90,000,000	71,976,536	71,976,536	N/A	N/A	N/A	N/A	N/A	N/A

N/A—As a result of the merger, Osprey common stock will be issued for BlackSky’s issued and outstanding common and preferred stock. Accordingly, there will no longer be any BlackSky common or preferred stock issued and outstanding after the merger. In addition, subsequent to the merger, Osprey’s issued and outstanding common stock will consist of a single class, of which none of the issued and outstanding common stock will be redeemable by the shareholders.

NOTE 3—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2021

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 includes the following adjustments:

a—Represents incremental share-based compensation expense expected to be recognized by the combined company subsequent to the Transactions. This incremental compensation expense relates to 97.6 million BlackSky restricted stock units issued in February 2021, for which vesting will commence upon consummation of the Transactions, since the merger between BlackSky and Osprey (the “Merger”) will satisfy the restricted stock units’ performance-based vesting condition. Under the terms applicable to 96.1 million of these restricted stock units, (1) 50% will vest 180 days subsequent to consummation of the merger (the “Initial Vesting Date”), resulting in the recognition of estimated compensation expense of approximately $34.2 million (100% of which is included in the pro forma statement of operations for the year ended December 31, 2020), and (2) the remaining 50% will vest ratably over eight consecutive quarters (on March 10, June 10, September 10, and December 10), resulting in the recognition of estimated incremental quarterly compensation expense of $3.7 million, commencing with the first quarterly vesting date that is at least three months after the Initial Vesting Date. The remaining incremental compensation expense relates to 1,125,000 non-vested restricted stock units, of which (A) 750,000 restricted stock units will vest as of the date that the Merger is consummated, resulting in estimated incremental compensation of approximately $0.6 million (100% of which is included in the pro forma statement of operations for the year ended December 31, 2020), and (B) the remaining 375,000 restricted stock units will vest ratably over the 12-month period immediately following the Merger, resulting in the recognition of incremental compensation expense of approximately $0.3 million over such period.

b—Represents the elimination of interest income and unrealized gains earned on cash equivalents held in Osprey’s Trust Account during the period. Cash equivalents will be released from Osprey’s Trust Account and available for general use by the combined company upon consummation of the merger.

c—Represents the elimination of (1) the $13.8 million unrealized loss attributable to certain outstanding Series B preferred Stock warrants, Series C preferred Stock warrants, and Class A common stock warrants that are reported as liabilities on BlackSky’s balance sheet and (2) the $0.2 million unrealized loss attributable to certain debt issuance costs (i.e., the Intelsat and Seahawk/Thales consent fees) reported as a derivative liability on BlackSky’s balance sheet until settlement, as each lender has the option to have their fees settled for a variable number of shares upon consummation of the Transactions. Based upon the accounting treatment applicable to the warrants and the consent fees, BlackSky has recognized changes in their fair value between reporting periods in its income statement. Upon consummation of the Transactions, the warrants will be exercised for shares of BlackSky’s Series B preferred stock, Series C preferred stock, and Class A common stock, and those shares will immediately be exchanged for shares of Osprey common stock at the applicable exchange ratio. Upon consummation of the Transactions, the consent fees will either be settled for cash or equity. As the warrants and consent fees will no longer be outstanding subsequent to the consummation of the Transactions, the combined company is not expected to incur similar unrealized losses (or unrealized gains) attributable to such warrants.

d—Represents the elimination of interest expense that BlackSky recognized during the period on (1) its SVB loan facility and PPP loan, each of which will be fully settled for cash upon the closing of the merger, and (2) $2.5 million of the Andrews Notes, representing the portion of the outstanding principal balance that BlackSky has agreed to payoff as a result of entering the merger agreement with Osprey. The future interest expense of the combined company will be further reduced if Intelsat and/or Seahawk exercise their right to request that BlackSky payoff its borrowings from either respective party. Refer to balance sheet tickmark “F” for additional information regarding debt subject to payoff in connection with the Transactions.

e— No pro forma income tax adjustments have been recorded for the period, as BlackSky has recognized significant losses for all historical reporting periods, which has resulted in the recognition of no income tax expense and a full valuation allowance against any available deferred tax assets generated during those historical periods. Accordingly, if the merger had occurred as of January 1, 2020, no income tax expense or benefit would be expected to be recognized by the combined company for the three months ended March 31, 2021.

f—Represents the pro forma weighted-average number of shares of Osprey common stock outstanding and pro forma loss per share calculated after giving effect to the Transactions, as follows:

	Three Months Ended March 31, 2021
	Assuming No Redemptions			Assuming Maximum Redemptions
Numerator
Pro forma net loss (in thousands)	$(171,116)			$(171,116)
Denominator
Osprey public shares(1)	31,625,000			4,455,466
Sponsor’s shares(2)	5,534,375			5,534,375
PIPE Investors’ shares(3)	18,000,000			18,000,000
Shares issued to BlackSky’s existing security holders at time of the merger(4)	75,220,976			75,220,976
Shares related to vesting of RSUs(5)	5,124,124			5,124,124

Basic and diluted weighted average shares outstanding	135,504,475	(f	)	108,334,941	(f	)
Loss per share
Basic and diluted(6)	$(1.26)	(f	)	$(1.58)	(f	)

(1)

The weighted-average number of outstanding Osprey public shares reflected under the maximum redemption scenario gives effect to the redemption of 27.3 million shares of Osprey Class A common stock subject to redemption upon the exercise of such right by existing holders of Osprey’s outstanding public shares. The maximum number of shares eligible to be redeemed has been determined based upon the merger agreement requirement for aggregate cash provided by the Osprey Trust Account, net of redemptions, plus cash provided by the PIPE Investment, to equal or exceed $225.0 million. As the merger is assumed to have occurred as of January 1, 2020 for purposes of preparing each of the pro forma condensed combined statements of operations, the weighted-average number of shares outstanding reflects those shares of Osprey common stock that would be deemed outstanding for the period under the assumption that the redemption of all shares occurred on January 1, 2020.

(2)

Represents the Sponsor’s holdings of Osprey Class A common stock subsequent to the one-for-one conversion of the Sponsor’s holdings of Osprey Class B common stock into Osprey Class A common stock immediately prior to the consummation of the merger, excluding 2,371,875 shares of the newly issued Osprey Class A common stock that will be subject to lock-up arrangements that will remain in effect until Osprey’s common stock price achieves certain targets or the shares are otherwise forfeited. Consistent with the assumption related to the merger, the conversion of the Sponsor’s Class B common shares is assumed to have occurred on January 1, 2020 and, accordingly, the shares are assumed to have been outstanding shares of Osprey common stock for the entire reporting period.

(3)

The PIPE Investors’ shares are assumed to have been issued on January 1, 2020, consistent with the assumed date of the merger for purposes of preparation of the condensed combined pro forma statements of operations. Accordingly, these shares are assumed to have been outstanding for the entire reporting period for purposes of calculating the weighted-average shares outstanding.

(4)

Shares of Osprey common stock issued to BlackSky security holders to consummate the merger are assumed to have been issued on January 1, 2020. Accordingly, these shares are assumed to have been outstanding for the entire reporting period for purposes of calculating the weighted-average number of Osprey common shares outstanding. The pro forma shares attributable to current BlackSky stockholders have been calculated based upon (1) the exchange ratio applicable to BlackSky Class A common shares, including those BlackSky Class A common shares that will be issued upon the conversion or exercise of certain of BlackSky’s other outstanding financial instruments in connection with the Transactions, and (2) the exchange ratio applicable to each class of BlackSky preferred shares, including those preferred shares that will be issued upon the exercise of certain warrants in connection with the Transactions. Refer to the table below, as well as the incremental explanations that accompany the table, for additional details regarding the estimated number of Osprey common shares that will be issued to existing BlackSky security holders:

Outstanding BlackSky Financial Instrument	Common Shares, Preferred Shares, Warrants, and Outstanding Debt Subject to Exchange / Conversion(i)	BlackSky Class A Common Share Equivalent		Applicable Exchange Ratio(ii)	Osprey Shares to be Issued to BlackSky Security Holders
Outstanding common shares	347,928,158 shares	347,928,158		0.0906	31,513,429
Series A redeemable convertible preferred stock	8,651,880 shares	N/A	(iii)	0.0906	783,649
Series B redeemable convertible preferred stock	18,986,995 shares	N/A	(iii)	0.1011	1,920,119
Series B-1 redeemable convertible preferred stock	9,508,194 shares	N/A	(iii)	0.2404	2,285,856
Series C redeemable convertible preferred stock	41,908,167 shares	N/A	(iii)	0.4386	18,382,882
Class A common stock warrants(iv)	127,276,675 warrants	125,991,842		0.0906	11,411,783
Series B preferred stock warrants(v)	753,452 warrants	N/A	(iii)	0.1011	76,195
Series C preferred stock warrants(v)	90,101 warrants	N/A	(iii)	0.4386	39,522
Common stock to be issued with rights offering(vi)	13,428,261 shares	13,428,261		0.0906	1,216,273
Convertible bridge notes and accrued interest(vii)	$60,731,141	83,811,425		0.0906	7,591,268

					75,220,976

(i) Amounts reflect the number of securities and the amount of outstanding debt (principal and interest) for which Osprey common shares are expected to be exchanged upon consummation of the Transactions.

(ii) Represents the number of Osprey common shares that will be issued per outstanding share of BlackSky common stock, per BlackSky common share equivalent, or per share of BlackSky preferred stock, as applicable.

(iii) Each class of BlackSky preferred stock will be exchanged directly for Osprey common shares (i.e., without initially being converted to BlackSky Class A common shares or equivalents), at an exchange ratio determined based upon either the liquidation preference attributable to the class of preferred stock or the common stock exchange ratio, whichever is most advantageous to the holder of the outstanding shares.

(iv) Includes BlackSky Class A common stock warrants issued before, as well as in connection with, the bridge notes. All of the outstanding BlackSky Class A common stock warrants will automatically net exercise into BlackSky Class A common shares (refer to the “BlackSky Class A Common Share Equivalent” column), and those shares will then be exchanged for Osprey common shares based upon the Class A common stock exchange ratio. The warrants issued in connection with the bridge notes are exercisable for a variable number of BlackSky Class A common shares to be determined based upon (1) a pre-defined formula, as included in each warrant agreement, and (2) BlackSky’s exercise-date, fully-diluted capitalization, as also defined in the warrant agreements. For purposes of estimating the number of Osprey common shares to be issued for these warrants, the warrants issued in connection with the bridge notes have been assumed to be net exercisable for 45,833,092 BlackSky Class A common shares, which number is based upon BlackSky’s fully-diluted capitalization as of March 31, 2021, but remains subject to change based upon any changes to BlackSky’s fully-diluted capitalization between March 31, 2021 and the close of the Transactions.

(v) Represents BlackSky Series B and Series C preferred stock warrants that will be exercised for shares of the respective class of preferred stock in connection with the Transactions, and which newly-issued shares of preferred stock will then be exchanged for shares of Osprey common stock at the applicable exchange ratio.

(vi) Represents BlackSky Class A common shares that are expected to issued in connection with the close of the final $1.9 million tranche of bridge notes. As a result of the merger, participation in this tranche of bridge notes has been extended, pursuant to a rights offering, to BlackSky’s existing institutional investors who were not granted the opportunity to participate in the first tranche of the bridge financing. The total number of BlackSky Class A common shares issued upon close of the final tranche of bridge financing could be less than 13.4 million shares if the rights offering is not fully subscribed. Seven shares of BlackSky Class A common stock will be issued per dollar loaned to BlackSky under the incremental bridge loans.

(vii) Represents the principal balance of bridge notes, inclusive of those bridge notes expected to be issued in connection with the aforementioned rights offering, as well as the interest accrued on the outstanding bridge notes through March 31, 2021. Upon consummation of the Transactions, all outstanding bridge notes will convert to BlackSky Class A common stock at a conversion price of 80% of the deemed value of a single BlackSky Class A common share (refer to the “BlackSky Class A Common Share Equivalent” column for the estimated number of shares of BlackSky Class A common stock to be issued upon conversion) and, immediately thereafter, those BlackSky Class A common shares will be exchanged for Osprey common shares based the common stock exchange ratio. Both the (1) deemed value of BlackSky’s Class A common stock at the time of the Transactions (estimated to be $0.9058 for purposes of estimating the bridge loan conversion price) and (2) the accrued interest on the bridge notes remain subject to change through the close of the Transactions and, accordingly, the number of Osprey common shares ultimately issued to the holders of the bridge notes may differ from the current estimate.

(5)

BlackSky RSUs that will be exchanged for Osprey RSUs have been included in the determination of basic and diluted EPS on a weighted-average basis determined based upon the Class A common stock exchange ratio and their vesting schedule. Refer to adjustments “a” and “aa” to the March 31, 2021 and December 31, 2020 pro forma income statements, respectively, for additional information regarding the manner in which the RSUs vest.

(6)

Potentially dilutive shares have been deemed to be anti-dilutive and, accordingly, have been excluded from the calculation of diluted loss per share. Potentially dilutive shares that have been excluded from the determination of diluted loss per share include (1) 24.137,500 outstanding warrants issued by Osprey, (2) the 2,371,875 shares of Osprey Class A common stock that will be issued to the former holders of Osprey Class B common stock upon consummation of the merger, but will be subject to lock-up arrangements that will remain in effect until Osprey’s post-merger common stock price achieves certain targets, (3) approximately 73,712,000 options and warrants to purchase shares of BlackSky common stock that, upon consummation of the merger, will be exchanged for options and warrants to purchase Osprey common stock in accordance with the terms of the merger agreement, and (4) 40,627,000 BlackSky restricted stock units that, upon the consummation of the merger, will be exchanged for Osprey restricted stock units in accordance with the terms of the merger agreement.

NOTE 4—ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 includes the following adjustments:

aa—Represents (1) incremental share-based compensation expense of approximately $35.9 million related to 97.6 million BlackSky RSUs issued in February 2021, for which vesting will commence upon consummation of the Transactions, as the merger between BlackSky and Osprey will satisfy the restricted stock units’ performance-based vesting condition and (2) $2.0 million of expense related to non-recurring transaction bonuses that BlackSky will pay upon consummation of the merger. Under the terms applicable to 96.1 million of the restricted stock units that were issued in February 2021, (1) 50% will vest 180 days subsequent to consummation of the merger (the “Initial Vesting Date”), resulting in the recognition of estimated compensation expense of approximately $34.2 million, and (2) the remaining 50% will vest ratably over eight consecutive quarters (on March 10, June 10, September 10, and December 10), resulting in the recognition of estimated incremental quarterly compensation expense of approximately $3.7 million, commencing with the first quarterly vesting date that is at least three months after the Initial Vesting Date. The remaining incremental compensation expense relates to 1,125,000 non-vested restricted stock units, of which (A) 750,000 restricted stock units will vest as of the date that the Merger is consummated, resulting in estimated incremental compensation of approximately $0.6 million, and (B) the remaining 375,000 restricted stock units will vest ratably over the 12-month period immediately following the Merger, resulting in the recognition of incremental compensation expense of approximately $0.3 million over such period. Refer to balance sheet tickmark “M” for the impact of these pro forma adjustments on the combined company’s accumulated deficit. Also, refer to balance sheet tickmark “P” for the impact of the RSUs on the combined company’s additional paid-in capital.

bb—Represents the elimination of interest income and unrealized gains earned on cash equivalents held in Osprey’s Trust Account during the period. Cash equivalents will be released from Osprey’s Trust Account and available for general use by the combined company upon consummation of the merger.

cc—Represents the elimination of the unrealized loss attributable to certain outstanding Series B and Series C preferred stock warrants that are reported as liabilities on BlackSky’s balance sheet. Based upon the accounting treatment applicable to these warrants, BlackSky has recognized changes in their fair value between reporting periods in its income statement. Upon consummation of the Transactions, these warrants will be exercised for shares of BlackSky’s Series B and Series C preferred stock, and those shares will immediately be exchanged for shares of Osprey common stock at the applicable exchange ratio. As these warrants will no longer be outstanding subsequent to the consummation of the Transactions, the combined company is not expected to incur similar unrealized losses (or unrealized gains) attributable to such warrants.

dd—Represents the elimination of $899,407 of interest expense that BlackSky recognized on (1) its SVB loan facility and PPP loan, each of which will be fully settled for cash upon the closing of the merger, and (2) $2.5 million of the Andrews Notes, representing the portion of the outstanding principal balance that BlackSky has agreed to payoff as a result of entering the merger agreement with Osprey. The interest expense that has been eliminated has been partially offset by a nonrecurring charge to write off $46,156 of deferred financing fees, representing the aggregate deferred financing fees outstanding and reported in the March 31, 2021 balance sheet related to the debt that will paid off upon consummation of the Transactions. The write-off of the March 31, 2021 deferred financing fee balances has been reflected in the pro forma condensed combined statement of operations for the year ended December 31, 2020, as the Transactions have been assumed to have been consummated as of January 1, 2020 for purposes of preparing each of the pro forma income statements. The future interest expense of the combined company will be further reduced if Intelsat and/or Seahawk exercise their right to request that BlackSky payoff its borrowings from either respective party. Refer to balance sheet tickmark “F” for additional information regarding debt subject to payoff in connection with the Transactions.

ee—Represents income statement impacts of the following nonrecurring amounts related to (1) the conversion of the bridge notes and (2) the settlement of the Intelsat and Thales/Seahawk consent fees, if settled in cash:

Amount (in thousands)
Reclassification of amounts related to changes in the fair value of the bridge notes from OCI(1)	1,389
Gain on settlement of consent fees for cash(2)	195

Net Pro Forma Adjustment to Other income/(expense), net	1,584

(1)

In connection with BlackSky’s application of the fair value option to the bridge notes, certain gains related to the remeasurement of the notes at fair value have been recorded in other comprehensive income (“OCI”).

Upon conversion of the bridge notes in connection with the Transactions, the amounts previously recorded in OCI will be reclassified to earnings.
(2)

To the extent that the consent fees due to Intelsat and Seahawk/Thales are settled for cash (refer to balance sheet tickmark “A”), a non-recurring gain would be recognized for the difference between the value at which the consent fees are currently reported as a liability and the cash settlement amount. This adjustment records the incremental gain that would be recognized above the reversal of the fair value remeasurement adjustment reflected in pro forma income statement tickmark “c” related the three months ended March 31, 2021. The nonrecurring portion of this adjustment has been recorded in the pro forma income statement for the period ended December 31, 2020, as the Transactions have been assumed to occur as of Janaury 1, 2020 for purposes of preparing each pro forma income statement. No gain will be recognized if both Intelsat and Seahawk/Thales elect to have the consent fees due to them settled in shares.

ff—Represents the elimination of the income tax expense recognized by Osprey. The income tax expense has been eliminated, and no additional pro forma income tax adjustments have been recorded, as BlackSky has recognized significant losses for all historical reporting periods, which has resulted in the recognition of no income tax and a full valuation allowance against any available deferred tax assets in historical periods. Accordingly, if the merger had occurred as of January 1, 2020, no income tax expense or benefit would have been recognized by the combined company.

gg—Represents the pro forma weighted-average number of shares of Osprey common stock outstanding and pro forma loss per share calculated after giving effect to the Transactions, as follows:

	Year Ended December 31, 2020
	Assuming No Redemptions			Assuming Maximum Redemptions
Numerator
Pro forma net loss (in thousands)	(99,727)			(99,727)
Denominator
Osprey public shares(1)	31,625,000			4,455,466
Sponsor’s shares(2)	5,534,375			5,534,375
PIPE Investors’ shares(3)	18,000,000			18,000,000
Shares issued to BlackSky’s existing security holders at time of the merger(4)	75,220,976			75,220,976
Shares related to vesting of RSUs(5)	2,290,487			2,290,487

Basic and diluted weighted average shares outstanding	132,670,838	(gg	)	105,501,304	(gg	)
Loss per share
Basic and diluted(6)	$(0.75)	(gg	)	$(0.95)	(gg	)

(1)

The weighted-average number of Osprey public shares reflected under the maximum redemption scenario gives effect to the redemption of 27.3 million shares of Osprey Class A common stock subject to redemption upon the exercise of such right by existing holders of Osprey’s outstanding public shares. The maximum number of shares eligible to be redeemed has been determined based upon the merger agreement requirement for aggregate cash provided by the Osprey Trust Account, net of redemptions, plus cash provided by the PIPE Investment, to equal or exceed $225.0 million. As the merger is assumed to have occurred as of January 1, 2020 for purposes of preparing each of the pro forma condensed combined statements of operations, the weighted-average shares number of outstanding reflects those shares of Osprey common stock that would be deemed outstanding for the period under the assumption that the redemption of all shares occurred on January 1, 2020.

(2)

Represents the Sponsor’s holdings of Osprey Class A common stock subsequent to the one-for-one conversion of the Sponsor’s holdings of Osprey Class B common stock into Osprey Class A common stock immediately prior to the consummation of the merger, excluding 2,371,875 shares of the newly issued Osprey Class A common stock that will be subject to lock-up arrangements that will remain in effect until Osprey’s common stock price achieves certain targets or the shares are otherwise forfeited. Consistent with the assumption related to the merger, the conversion of the Sponsor’s Class B common shares is assumed to have occurred on January 1, 2020 and, accordingly, the shares are assumed to have been outstanding shares of Osprey common stock for the entire reporting period.
(3)

The PIPE Investors’ shares are assumed to have been issued on January 1, 2020, consistent with the assumed date of the merger for purposes of preparation of the condensed combined pro forma statements of operations. Accordingly, these shares are assumed to have been outstanding for the entire reporting period for purposes of calculating the weighted-average shares outstanding.

(4)

Shares of Osprey common stock issued to BlackSky security holders to consummate the merger are assumed to have been issued on January 1, 2020. Accordingly, these shares are assumed to have been outstanding for the entire reporting period for purposes of calculating the weighted-average number of Osprey common shares outstanding. The pro forma shares attributable to current BlackSky stockholders have been calculated based upon (1) the exchange ratio applicable to BlackSky Class A common shares, including those BlackSky Class A common shares that will be issued upon the conversion or exercise of certain of BlackSky’s other outstanding financial instruments in connection with the Transactions, and (2) the exchange ratio applicable to each class of BlackSky preferred shares, including those preferred shares that will be issued upon the exercise of certain warrants in connection with the Transactions. Refer to tickmark “f” related to the pro forma condensed combined statement of operations for the three months ended March 31, 2021 for details regarding the calculation of the total number of shares of Osprey common stock expected to issued to BlackSky security holders to consummate the Transactions, as well as the reasons such number remains subject to change until the Transactions close.

(5)

BlackSky’s RSUs that will be exchanged for Osprey RSUs have been included in the determination of basic and diluted EPS on a weighted-average basis determined based upon the Class A common stock exchange ratio and their vesting schedule. Refer to adjustments “a” and “aa” to the March 31, 2021 and December 31, 2020 pro forma income statements, respectively, for additional information regarding the manner in which the RSUs vest.

(6)

Potentially dilutive shares have been deemed to be anti-dilutive and, accordingly, have been excluded from the calculation of diluted loss per share. Potentially dilutive shares that have been excluded from the determination of diluted loss per share include (1) 24,137,500 outstanding warrants issued by Osprey, (2) the 2,371,875 shares of Osprey Class A common stock that will be issued to the former holders of Osprey Class B common stock upon consummation of the merger, but will be subject to lock-up arrangements that will remain in effect until Osprey’s post-merger common stock price achieves certain targets, (3) 73,712,000 options and warrants to purchase shares of BlackSky common stock that, upon consummation of the merger, will be exchanged for options and warrants to purchase Osprey common stock in accordance with the terms of the merger agreement, and (4) 71,912,000 BlackSky restricted stock units that, upon the consummation of the merger, will be exchanged for Osprey restricted stock units in accordance with the terms of the merger agreement.

BLACKSKY’S SOLICITATION OF WRITTEN CONSENTS

This section contains information for BlackSky stockholders regarding the solicitation of written consents to adopt the merger agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Purpose of the Consent Solicitation

You are being asked to consent to adopt the BlackSky Business Combination Proposal.

The BlackSky board of directors has determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of BlackSky and its stockholders and approved the merger agreement and the transactions contemplated thereby, including the merger. The BlackSky board of directors recommends that you consent to the Business Combination Proposal and thereby approve the merger and the other transactions contemplated by the merger agreement.

The Stockholder Support Agreements obligate the Key Stockholders, promptly following the registration statement on Form S-4 of which this proxy statement/consent solicitation statement/prospectus is a part being declared effective by the SEC, to execute and deliver a written consent with respect to all of the shares of BlackSky common stock that are owned by the Key Stockholders adopting the merger agreement and approving the merger unless the merger is no longer recommended by the BlackSky board of directors in accordance with the merger agreement, in which case the Key Stockholders would vote 35% of their shares of BlackSky stock approving the merger and would be entitled, in their sole discretion, to vote their remaining shares in any manner. The shares of BlackSky common stock and BlackSky preferred stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent approximately         % of the total outstanding voting power of BlackSky common stock and BlackSky preferred stock (on an as-converted basis). The delivery of the written consents by the Key Stockholders pursuant to the Stockholder Support Agreements adopting the merger agreement with respect to the shares of BlackSky common stock that are owned by the Key Stockholders will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement (other than in the event of a change of recommendation by the BlackSky board of directors in accordance with the merger agreement).

Record Date

The BlackSky board of directors has set             , 2021 as the record date for determining the BlackSky stockholders entitled to sign and deliver written consents with respect to the Business Combination Proposal.

BlackSky Stockholders Entitled to Consent

Only BlackSky stockholders of record holding shares of BlackSky common stock or BlackSky preferred stock outstanding as of the close of business on the BlackSky record date are entitled to sign and deliver written consents with respect to the BlackSky Business Combination Proposal. As of the close of business on the BlackSky record date, there were              shares of BlackSky common stock and              shares of BlackSky preferred stock outstanding and entitled to sign and deliver written consents with respect to the BlackSky Business Combination Proposal. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on             , 2021.

Consents; Required Consents

Written consents from the holders of (i) at least a majority of the outstanding shares of BlackSky common stock (on an as-converted basis) entitled to vote, acting together as a single class, and (ii) a majority of the outstanding shares of BlackSky preferred stock, acting together as a single class, are required to adopt the BlackSky Business Combination Proposal.

In connection with the entry by the parties into the merger agreement, Osprey and BlackSky entered into the Stockholder Support Agreements with the Key Stockholders. Under the Stockholder Support Agreements, the Key Stockholders agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective and solely in their capacities as stockholders of BlackSky, to execute and deliver a written consent with respect to the outstanding shares of BlackSky common stock and BlackSky preferred stock held by the Key Stockholders adopting the merger agreement and approving the merger unless the merger is no longer recommended by the BlackSky board of directors in accordance with the merger agreement, in which case, the Key Stockholders would vote 35% of their shares of BlackSky stock adopting the merger agreement and would be entitled, in their sole discretion, to vote their remaining shares in any manner. The shares of BlackSky common stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent approximately         % of the outstanding voting power of BlackSky common stock and approximately         % outstanding voting power of BlackSky preferred stock (on an as converted to BlackSky common stock basis). The delivery of the written consents by the Key Stockholders pursuant to the Stockholder Support Agreements with respect to the shares of BlackSky common stock and BlackSky preferred stock that are owned by the Key Stockholders adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the BlackSky board of directors in accordance with the merger agreement.

Submission of Consents

You may consent to the BlackSky Business Combination Proposal with respect to your shares of BlackSky common stock and/or BlackSky preferred stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to BlackSky.

If you hold shares of BlackSky common stock or BlackSky preferred stock as of the close of business on the BlackSky record date and you wish to give your written consent, you must fill out the written consent furnished with this proxy statement/consent solicitation statement/prospectus, date and sign it, and promptly return it to BlackSky. Once you have completed, dated and signed the written consent, you may deliver it to BlackSky by emailing a .pdf copy to Blacksky-IR@blacksky.com or by mailing it to BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, Attention: Chief Financial Officer.

The BlackSky board of directors has set 12:00 noon, New York City time, on             , 2021 as the target date for the receipt of written consents, which is the date on which BlackSky expects to receive the written consents of the Key Stockholders under the Stockholder Support Agreements. BlackSky reserves the right to extend the final date for the receipt of written consents beyond             , 2021. Any such extension may be made without notice to BlackSky stockholders. Once a sufficient number of consents to adopt the merger agreement has been received, the consent solicitation will conclude. The delivery of the written consents by the Key Stockholders pursuant to the Stockholder Support Agreements with respect to the shares of BlackSky common stock and/or BlackSky preferred stock that are owned by the Key Stockholders adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, except in the event of a change of recommendation by the BlackSky board of directors in accordance with the merger agreement.

Executing Consents; Revocation of Consents

You may execute a written consent only to approve the BlackSky Business Combination Proposal. A written consent to approve the BlackSky Business Combination Proposal is equivalent to a vote for such proposal.

If you do not return your written consent, it will have the same effect as a vote against the BlackSky Business Combination Proposal. If you are a record holder of shares of BlackSky common stock or BlackSky preferred stock and you return a signed written consent, you will have consented to the proposal.

If you are a record holder of shares of BlackSky common stock or BlackSky preferred stock as of the close of business on the BlackSky record date, you may revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York City time, on             , 2021 (or, if earlier, before the consents of a sufficient number of shares to approve the BlackSky Business Combination Proposal have been delivered to the Chief Financial Officer of BlackSky). If you wish to revoke your consent before that time, you may do so by delivering a notice of revocation by emailing a .pdf copy to Blacksky-IR@blacksky.com or by mailing it to BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, VA 20171, Attention: Chief Financial Officer. However, pursuant to the Stockholder Support Agreements, the written consents to be received by BlackSky from the Key Stockholders will be irrevocable.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials to BlackSky stockholders is being borne by BlackSky. Officers and employees of BlackSky may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

OSPREY SPECIAL MEETING OF STOCKHOLDERS

General

Osprey is furnishing this proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Osprey Special Meeting to be held on             , 2021 and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides Osprey’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Osprey Special Meeting.

Date, Time and Place

The Osprey Special Meeting will be held on             , 2021, at             , New York City time, at https://www.cstproxy.com/ospreytechnology/sm2021. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of Osprey stockholders and the community, the Osprey Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/ospreytechnology/sm2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus. On or about             , 2021, Osprey commenced mailing this proxy statement/consent solicitation statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Osprey Special Meeting.

Purpose of Osprey Special Meeting

Osprey stockholders are being asked to vote on the following proposals:

1.	the Business Combination Proposal;

2.	the Amendment Proposals;

3.	the Director Election Proposal;

4.	the NYSE Proposal;

5.	the Omnibus Incentive Plan Proposal;

6.	the ESPP Proposal; and

7.	the Adjournment Proposal (if necessary).

Recommendation of the Osprey Board of Directors

The Osprey board of directors has unanimously determined that the merger, on the terms and conditions set forth in the merger agreement, is advisable and in the best interests of Osprey and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the Osprey Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The Osprey board of directors unanimously recommends that Osprey’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Amendment Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Omnibus Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Osprey Special Meeting if you owned shares of Osprey common stock at the close of business on             , 2021, which is the record date for the Osprey Special Meeting. You are entitled to one vote for each share of Osprey common stock that you owned as of the close of business on the Osprey record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Osprey record date, there were 39,531,250 shares of common stock outstanding, of which 31,625,000 are public shares and 7,906,250 are Founder Shares.

Vote of the Sponsor and Osprey’s Directors and Officers

Osprey has entered into an agreement with BlackSky and the Sponsor, pursuant to which the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote any shares of Osprey stock owned by it in favor of the Proposals presented at the Osprey Special Meeting.

The Sponsor, solely in its capacity as a stockholder of Osprey, has waived any redemption rights, including with respect to shares of Osprey stock purchased in Osprey’s initial public offering or in the aftermarket, in connection with the merger. The Founder Shares held by the Sponsor have no redemption rights upon Osprey’s liquidation and will be worthless if no business combination is effected by Osprey by November 5, 2021. However, the Sponsor is entitled to redemption rights upon Osprey’s liquidation with respect to any other shares of Osprey stock it may own.

Quorum and Required Vote for Proposals for the Osprey Special Meeting

Pursuant to Section 216 of the DGCL, the charter or bylaws of a corporation may specify the number of shares that constitute a quorum for a stockholder meeting, which must not be less than one-third of the shares entitled to vote at the meeting. Pursuant to the Osprey bylaws, a quorum of Osprey stockholders is necessary to hold a valid meeting and a quorum will be present at the Osprey Special Meeting if a majority of the issued and outstanding Osprey stock entitled to vote as of the Osprey record date at the Osprey Special Meeting is present in person or represented by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holder of the Founder Shares, who currently owns approximately 20% of the issued and outstanding shares of Osprey common stock, will count towards this quorum. As of the Osprey record date for the Osprey Special Meeting,              shares of Osprey common stock would be required to achieve a quorum.

Pursuant to Section 216 of the DGCL, subject to certain limited exceptions, the charter or bylaws of any corporation authorized to issue stock may specify the votes necessary for the transaction of any business. Pursuant to Osprey’s charter, approval of each of the Business Combination Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) requires the affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present. Pursuant to Osprey’s charter, approval of the Amendment Proposals requires the affirmative vote of (i) holders of a majority of the outstanding shares of Osprey common stock, voting together as a single class and (ii) holders of a majority of the outstanding shares of Class B common stock voting separately as a single class. Accordingly, assuming there is a quorum at the Osprey Special Meeting, an Osprey stockholder’s failure to vote present in person or represented by proxy at the Osprey Special Meeting, an abstention from voting with regard to the Business Combination Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary) and a broker non-vote will have no effect on such proposals. An abstention from voting and a broker non-vote will have the same effect as a vote “AGAINST” the Amendment Proposals.

The merger is conditioned upon the approval of the Business Combination Proposal, the Amendment Proposal, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal, subject to the terms of the merger agreement. The merger is not conditioned upon the approval of the Adjournment Proposals. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other.

It is important for you to note that in the event that any of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal or the ESPP Proposal do not receive the requisite vote for approval, then the merger may not be consummated. If Osprey does not consummate the merger and fails to complete an initial business combination by November 5, 2021, Osprey will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Recommendation of the Osprey Board of Directors

Osprey’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable, fair to, and in the best interests of, Osprey and its stockholders. Accordingly, Osprey’s board of directors unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal and the other proposals hereby.

When you consider the recommendation of Osprey’s board of directors in favor of approval of these proposals, you should keep in mind that certain of Osprey’s directors and officers have interests in the merger that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•

Unless extended by Osprey stockholders, if the merger or another business combination is not consummated by November 5, 2021, Osprey will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 7,906,250 Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to Osprey’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $             based upon the closing price of $             per share on the NYSE on             , 2021, the Osprey record date.

•

In connection with Osprey’s initial public offering, the Sponsor purchased an aggregate of 8,325,000 Private Placement Warrants from Osprey for an aggregate purchase price of $8,325,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of Osprey’s initial public offering. A portion of the proceeds Osprey received from these purchases were placed in the Trust Account. The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed pursuant to the Sponsor Support Agreement not to exercise 50% of the Private Placement Warrants held by the Sponsor unless and until the Class A common stock issued upon conversion of such warrants reaches a trading price of $20.00 per share on the NYSE. The remaining Private Placement Warrants held by the Sponsor are exercisable, subject to the terms of the warrant agreement, for one share of Class A common stock at an exercise price of $11.50 per share. Such warrants had an aggregate market value of $             based upon the closing price of $             per warrant on the NYSE on             , 2021, the Osprey record date. The Private Placement Warrants will become worthless if Osprey does not consummate a business combination by November 5, 2021.

•

David DiDomenico will be a member of the board of directors of New BlackSky Parent after the closing of the merger. As such, in the future, David DiDomenico will receive any cash fees, stock options or stock awards that the New BlackSky Parent board of directors determines to pay to its non-executive directors. Mr. DiDomenico is a Partner of JANA Capital LLC, leading its SPAC strategy, and has assigned to it the benefit of all such compensation.

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Pursuant to an indemnification agreement, Mr. Jonathan Cohen has agreed to indemnify Osprey to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, if and to the extent any claims by a vendor for services rendered or products sold to Osprey, or a prospective target business with which Osprey has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

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Osprey’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Osprey’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Osprey fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Osprey may not be able to reimburse these expenses if the merger or another business combination are not completed by November 5, 2021.

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The Sponsor has entered into the Sponsor Support Agreement whereby the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, subject to certain limited exceptions, not to transfer, assign or sell 50% of its Founder Shares (and shares of Class A common stock issued upon conversion) for seven years, or until their earlier release in two tranches (each equal to approximately one-half of the restricted Founder Shares held by the Sponsor) in the event the Osprey Class A common stock reaches a trading price of $15.00 and $17.50, respectively, for 10 of any 20 consecutive trading days after the closing of the merger involving BlackSky. The release of the transfer restrictions will be automatically accelerated if New BlackSky Parent completes a change in control transaction that results in a trading price or consideration payable with respect to a share of Osprey Class A common stock exceeding $10.00, as equitably adjusted for any stock split, reverse stock split, cash dividend, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction. Additionally, pursuant to the Sponsor Support Agreement, the Sponsor has agreed, with respect to certain warrants, not exercise any such warrants unless and until Osprey common stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. See “Other Agreements—Sponsor Support Agreement” for more information.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

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At the closing of the merger New BlackSky Parent will enter into the Registration Rights Agreement with the Sponsor, certain affiliates of the Sponsor and certain stockholders of New BlackSky Parent named therein, which provides for registration rights to such stockholders and their permitted transferees. See “Other Agreements—Registration Rights Agreement” for more information.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have no effect on the Business Combination Proposal, the NYSE Proposal, the Director Election Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Abstentions will have the same effect as a vote “AGAINST” the Amendment Proposals. Broker non-votes are considered present for the purposes of establishing a quorum and will have no effect of a vote on the Business Combination Proposal, the NYSE Proposal, the Director Election Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Broker non-votes will have the same effect as a vote “AGAINST” the Amendment Proposals.

Voting Your Shares

Each share of Osprey common stock that you own in your name entitles you to one vote on each of the proposals for the Osprey Special Meeting. Your one or more proxy cards show the number of shares of Osprey common stock that you own. There are several ways to have your shares of common stock voted:

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You can submit a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Osprey Special Meeting. If you submit a proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Osprey common stock will be voted as recommended by Osprey’s board of directors. Osprey’s board of directors recommends voting “FOR” the Business Combination Proposal, “FOR” the Amendment Proposals, “FOR” the Director Election Proposal, “FOR” the NYSE Proposal, “FOR” the Omnibus Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal.

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You can attend the Osprey Special Meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your shares of Osprey common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Osprey can be sure that the broker, bank or nominee has not already voted your shares of Osprey common stock.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Osprey’s secretary in writing before the Osprey Special Meeting that you have revoked your proxy; or

•	you may attend the Osprey Special Meeting, revoke your proxy, and vote virtually as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May Be Presented at the Osprey Special Meeting

The Osprey Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary). Under Osprey’s bylaws, no other matters may be considered at the Osprey Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the Osprey Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Osprey common stock, you may contact Morrow Sodali LLC, Osprey’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400.

Redemption Rights

Holders of public shares may seek to redeem their shares for cash, regardless of whether they vote for or against or abstain from voting on the Business Combination Proposal. Any stockholder holding public shares as of the Osprey record date who votes in favor of or against the Business Combination Proposal may demand that Osprey redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $             per share as of             , 2021, the Osprey record date), calculated as of two business days prior to the anticipated consummation of the merger. If a holder properly seeks redemption as described in this section and the merger is consummated, Osprey will redeem these shares out of funds legally available therefor for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the merger. BlackSky will not be required to consummate the merger if the amount in the Trust Account, plus the proceeds from the PIPE Investment, plus all other cash and cash equivalents of Osprey (after deducting the cash amounts required to satisfy Osprey’s stockholder redemptions) does not equal or exceed $225,000,000.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group”, will not be redeemed for cash.

The holder of the Founder Shares will not have redemption rights with respect to such shares.

Osprey stockholders who seek to redeem their public shares for cash may vote for or against or abstain from voting on the Business Combination Proposal. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC system, to Osprey’s transfer agent at least two business days prior to the vote at the Osprey Special Meeting. If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. In the event the proposed merger is not consummated, this may result in an additional cost to stockholders for the return of their shares.

Osprey’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company

1 State Street—30th Floor

New York, NY 10004

Attn: Mark Zimkind

Email: mzimkind@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the merger is not approved or completed for any reason, then Osprey’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Osprey will promptly return any shares delivered by public holders. If Osprey would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash, Osprey will not be able to consummate the merger. Additionally, BlackSky will not be required to consummate the merger if the amount in the Trust Account, plus the proceeds from the PIPE Investment, plus all other cash and cash equivalents of Osprey (after deducting the cash amounts required to satisfy Osprey’s stockholder redemptions) does not equal or exceed $225,000,000.

The closing price of Osprey Class A common stock on             , 2021, the Osprey record date, was $            . The cash held in the Trust Account on such date was approximately $             ($             per public share). Prior to

exercising redemption rights, stockholders should verify the market price of Osprey Class A common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Osprey cannot assure its stockholders that they will be able to sell their shares of Osprey Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises his, her or its redemption rights, then he, she or it will be exchanging its shares of Osprey Class A common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares if you vote for or against or abstain from voting on the Business Combination Proposal and properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to Osprey’s transfer agent prior to the vote at the Osprey Special Meeting, and the merger is consummated.

For a detailed discussion of the U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “United States Federal Income Tax Considerations—Redemption of Osprey Class A common stock”. The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of shares of Osprey common stock in connection with the merger.

Proxy Solicitation Costs

Osprey is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Osprey and its directors, officers and employees may also solicit proxies in person. Osprey will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Each of BlackSky and Osprey will bear 50% of the cost of the solicitation.

Osprey has hired Morrow Sodali LLC to assist in the proxy solicitation process. Osprey will pay to Morrow Sodali LLC a fee of up to $37,500.00, plus disbursements.

Osprey will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Osprey will reimburse them for their reasonable expenses.

The Sponsor

As of             , 2021, the Osprey record date, the Sponsor owned of record and was entitled to vote an aggregate of 7,906,250 Founder Shares that were issued prior to Osprey’s initial public offering. Such shares currently constitute approximately 20% of the outstanding shares of Osprey common stock. The holder of these securities has agreed to vote the Founder Shares, as well as any other shares of Osprey stock acquired in the aftermarket, in favor of each of the proposals being presented at the Osprey Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by Osprey.

Upon consummation of the merger, under the Sponsor Support Agreement, such Founder Shares (or shares of Osprey common stock issuable upon conversion thereof) and the Private Placement Warrants previously sold to the Sponsor (or shares of Osprey common stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions and (ii) certain time and performance-based vesting provisions. See “Other Agreements—Sponsor Support Agreement” for more information.

OSPREY PROPOSALS

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean Osprey.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Holders of Osprey common stock are being asked to approve the merger agreement and the transactions contemplated thereby, including the merger. Osprey stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. Please see “The Merger” and “The Merger Agreement” for additional information regarding the merger and a summary of certain terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Business Combination Proposal (and consequently, the merger agreement and the transactions contemplated thereby, including the merger) will be approved and adopted only if at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Business Combination Proposal.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The merger is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the merger agreement. Each of the Proposals (except the Adjournment Proposal) is cross-conditioned on the approval of each other.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the Business Combination Proposal. See “Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 THROUGH NO. 6—THE AMENDMENT PROPOSALS

Holders of Osprey common stock are being asked to approve the proposed charter as a whole, which includes the approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the closing of the merger. All stockholders are encouraged to read the proposed charter in its entirety, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

The following is a summary of the key changes effected by the proposed charter. This summary is qualified in its entirety by reference to the full text of the proposed charter, a copy of which is included as Annex B:

	Existing Charter	Proposed Charter
Authorized Shares (Proposal No. 2)	Our existing charter authorizes 176,000,000 shares, consisting of (a)	The proposed charter would authorize 1,100,000,000 shares, consisting of

	Existing Charter	Proposed Charter
	175,000,000 shares of common stock, including (i) 150,000,000 shares of Class A common stock, and (ii) 25,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.	1,000,000,000 shares of Class A common stock and 100,000,000 shares of preferred stock.

Required Vote to Amend the Charter (Proposal No. 3)	Our existing charter requires the affirmative vote of the holders of a majority of the voting power of our outstanding voting stock for amendment to our existing charter, subject to certain exceptions.	The proposed charter provides that any provision may be amended or repealed in the manner prescribed by the laws of the State of Delaware, provided that the affirmative vote of a majority of the entire board of directors and at least 66 2/3% of the voting power of our outstanding voting securities entitled to vote thereon, voting together as a single class, will be required in order to amend, repeal or modify certain provisions of the proposed charter.

Required Vote to Designate Series of Preferred Stock (Proposal No. 4)	Our existing charter requires the affirmative vote of a majority of the board of directors to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish the number of shares included in each such series and to fix any other rights to such series.	The proposed charter provides that the number of shares of preferred stock authorized under the proposed charter may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by the adoption of a resolution or resolutions by the board of directors.

Director Removal (Proposal No. 5)	Our existing charter provides for the removal of directors only for cause and only upon the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	The proposed charter provides for the removal of directors only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock of New BlackSky Parent entitled to vote in the election of directors, voting together as a single class.

Reasons for Proposed Charter Amendments

Authorized Shares (Proposal No. 2)

Our existing charter authorizes 176,000,000 shares, consisting of (a) 175,000,000 shares of common stock, including (i) 150,000,000 shares of Class A common stock, and (ii) 25,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock. Proposal No. 2 provides that Osprey will be authorized to issue 1,100,000,000 shares, consisting of 1,000,000,000 shares of Class A common stock and 100,000,000 shares of preferred stock. Upon the conversion of the Osprey Class B common stock to Osprey Class A common stock and the elimination of the blank check provisions in our charter, our board determined that there was no longer a need to continue with two series of common stock and, therefore, Proposal No. 2 eliminates the Osprey Class B common stock. Proposal No. 2 also increases the authorized number of shares because our board of directors believes that it is important for us to have available for issuance a number of authorized shares of Class A common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the merger and the other transactions contemplated by in this proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Required Vote to Amend the Charter (Proposal No. 3)

At present, our existing charter may only be amended with the approval of a majority of our board of directors. Proposal No. 3 provides that any provision may be amended or repealed in the manner prescribed by the laws of the State of Delaware, provided that the affirmative vote by a majority of the entire board of directors as well as the holders of at least 66 2/3% of the total voting power of the then outstanding voting securities entitled to vote thereon, voting together as a single class, is required to amend, repeal or modify certain provisions of the proposed charter.

We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Class A common stock following the merger. We further believe that going forward, a supermajority voting requirement encourages a person seeking control of New BlackSky Parent to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Required Vote to Designate Series of Preferred Stock (Proposal No. 4)

At present, our existing charter requires an affirmative vote of a majority of the board of directors to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. Proposal No. 4 provides that the number of authorized shares of preferred stock authorized under the proposed charter may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by the adoption of a resolution or resolutions by the board of directors.

We believe that allowing the board of directors to pass resolutions on the increase or decrease of authorized shares will provide the board of directors the needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of New BlackSky Parent and thereby protect continuity of its management, which may adversely affect the market price of New BlackSky Parent and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of New BlackSky Parent, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New BlackSky Parent board of directors to issue the authorized preferred stock on its own volition will enable New BlackSky Parent to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. There are currently no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Director Removal (Proposal No. 5)

At present, our existing charter provides for the removal of directors only for cause and only upon the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Proposal No. 5 provides that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors, voting together as a single class.

We believe that supermajority voting requirements to remove a director are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders and will facilitate corporate governance stability by requiring a broad stockholder consensus to effect such corporate governance changes, and in the process, help protect minority stockholder interests. In reaching this conclusion, the board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the merger. We further believe that going forward, a supermajority voting requirement encourages a person seeking control of New BlackSky Parent to negotiate with the board of directors to reach terms that are appropriate for all stockholders.

Amendment and Restatement of Existing Charter (Proposal No. 6)

Conditioned upon the approval of Proposals No. 2 through No. 5, our existing charter will be amended and restated in its entirety with the proposed charter. Proposal No. 6 provides for approval of the proposed charter, which includes the approval of all other changes in the proposed charter in connection with replacing the existing charter with the proposed charter as of the closing of the merger.

Anti-Takeover Effects of the Proposed Charter and Certain Provisions of Delaware Law

The proposed charter will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New BlackSky Parent. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New BlackSky Parent by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders. See “Description of New BlackSky Capital Stock—Anti-Takeover Provisions” for more information.

Vote Required

If the Business Combination Proposal is not approved, the Amendment Proposals will not be presented at the Osprey Special Meeting. The Amendment Proposals will be approved and adopted only if: (i) holders of a majority of the outstanding shares of Osprey common stock, voting together as a single class and (ii) holders of a majority of the outstanding shares of Class B common stock voting separately as a single class, vote “FOR” such Amendment Proposal.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will be equivalent to a vote “AGAINST” the Amendment Proposals.

The merger is conditioned upon the approval of the Amendment Proposals, subject to the terms of the merger agreement. Notwithstanding the approval of the Amendment Proposals, if the merger is not consummated for any reason, the actions contemplated by the Amendment Proposals will not be effected and by approval of the Amendment Proposals, Osprey stockholders are authorizing the Osprey board of directors to abandon the Amendment Proposals in the event the merger is not consummated.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the Amendment Proposals. See “Other Agreements—Sponsor Support Agreement” for more information.

A copy of the proposed charter, as will be in effect assuming approval the Amendment Proposals and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” EACH OF THE PROPOSALS UNDER THE AMENDMENT PROPOSALS.

PROPOSAL NO. 7—THE DIRECTOR ELECTION PROPOSAL

Under the proposed charter, the board of directors is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to the first annual meeting of stockholders) serving a three-year term. In Proposal No. 7, we are requesting that stockholders approve and adopt a proposal to elect              directors to the board of directors, effective immediately upon the closing of the merger, with each Class I director having a term that expires at New BlackSky Parent’s 2022 annual meeting of stockholders, each Class II director having a term that expires at New BlackSky Parent’s 2023 annual meeting of stockholders, and each Class III director having a term that expires at New BlackSky Parent’s 2024 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. For information regarding each nominee, please see “Management of New BlackSky After the Merger”.

Vote Required

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Osprey Special Meeting. The Director Election Proposal will be approved and adopted only if at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Director Election Proposal.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Director Election Proposal. The merger is conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of the Director Election Proposal, if the merger is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the Director Election Proposal. See “Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 8—THE NYSE PROPOSAL

In connection with the merger and the PIPE Investment, we intend to effect the issuance of shares of Osprey Class A common stock to the holders of BlackSky stock pursuant to the merger agreement.

Why Osprey Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (i) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance and (ii) if such issuance is to a person considered a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) solely by virtue of being a substantial security holder of the issuer and the number of shares of common stock to be issued exceeds five percent of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of Osprey common stock issuable pursuant to the merger agreement plus the PIPE Investment would represent greater than 20% of the number of shares of Osprey common stock before such issuance and could result in a change of control of Osprey. Moreover, the number of shares of Osprey common stock issuable to the subscribers in the PIPE Investment and holders of BlackSky stock pursuant to the merger agreement represents greater than five percent of the number of shares of Osprey common stock before such issuance. As a result, stockholder approval of the issuance of shares of Osprey common stock issuable pursuant to the merger agreement is required under the NYSE regulations.

Vote Required

If the Business Combination Proposal is not approved, the NYSE Proposal will not be presented at the Osprey Special Meeting. The NYSE Proposal will be approved and adopted only if at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the NYSE Proposal.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will have no effect on the NYSE Proposal.

The merger is conditioned upon the approval of the NYSE Proposal, subject to the terms of the merger agreement. Notwithstanding the approval of the NYSE Proposal, if the merger is not consummated for any reason, the actions contemplated by the NYSE Proposal will not be effected.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the NYSE Proposal. See “Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE NYSE PROPOSAL.

PROPOSAL NO. 9—THE OMNIBUS INCENTIVE PLAN PROPOSAL

We are seeking stockholder approval for the New BlackSky Parent 2021 Equity Incentive Plan (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan is being adopted in connection with the merger and will become effective immediately prior to the closing of the merger (subject to approval by Osprey stockholders). The BlackSky 2014 Equity Incentive Plan, as amended (the “BlackSky 2014 Plan”), will expire as of the effective date of the merger and no awards will be granted under the BlackSky 2014 Plan following its termination. The Omnibus Incentive Plan, if approved by stockholders, will allow New BlackSky Parent to provide equity awards as part of New BlackSky Parent’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the New BlackSky Parent’s business and increased stockholder value.

Both of the Boards of Directors of Osprey and BlackSky and their respective compensation committees believe that long-term incentive compensation programs help align more closely the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the Omnibus Incentive Plan increase New BlackSky Parent’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, helps New BlackSky Parent to recruit, reward, motivate, and retain talented personnel. Both of the Boards of Directors of Osprey and BlackSky and their respective compensation committees believe that the approval of the Omnibus Incentive Plan is essential to New BlackSky Parent’s continued success, and in particular, New BlackSky Parent’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which New BlackSky Parent will compete. Such awards also are crucial to New BlackSky Parent’s ability to motivate employees to achieve its goals.

Certain Key Plan Provisions

•	The Omnibus Incentive Plan will continue until terminated by the New BlackSky Parent Board or New BlackSky Parent’s compensation committee.

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The Omnibus Incentive Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards.

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A number of shares of New BlackSky Parent Class A common stock will be authorized for issuance pursuant to awards under the Omnibus Incentive Plan equal to (a) 15,003,200 shares of New BlackSky Parent Class A common stock, plus (b) any shares of New BlackSky Parent Class A common stock subject to the equity awards that are assumed in the merger and that on or after the effective date of the merger are terminated without being exercised in full, are tendered to or withheld by New BlackSky Parent to satisfy exercise price or tax withholding obligations, or are forfeited to or repurchased by New BlackSky Parent due to failure to vest (provided that the maximum number of shares that may be added to the Omnibus Incentive Plan pursuant to the foregoing clause (b) is 13,050,300 shares).

•

The Omnibus Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the least of (a) 22,504,700 shares, (b) a number of shares equal to 5% of the total number of shares of New BlackSky Parent Class A common stock outstanding on the last day of the immediately preceding fiscal year, and (c) a lesser number of shares as determined by the administrator no later than the last day of New BlackSky Parent’s immediately preceding fiscal year. The automatic share reserve feature will cease immediately after the increase on the first day of the 2031 fiscal year.

•

The Omnibus Incentive Plan will be administered by the New BlackSky Parent Board of Directors or, if designated by the New BlackSky Parent Board of Directors, the compensation committee of the New BlackSky Parent Board of Directors.

Summary of the Omnibus Incentive Plan

The following paragraphs provide a summary of the principal features of the Omnibus Incentive Plan and its operation. However, this summary is not a complete description of all of the provisions of the Omnibus Incentive Plan and is qualified in its entirety by the specific language of the Omnibus Incentive Plan. A copy of the Omnibus Incentive Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex E.

Purposes of the Omnibus Incentive Plan

The purposes of the Omnibus Incentive Plan will be to attract and retain personnel for positions of substantial responsibility with New BlackSky Parent or any parent or subsidiary of New BlackSky Parent; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of the New BlackSky Parent business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the Omnibus Incentive Plan may determine.

Eligibility

The Omnibus Incentive Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to New BlackSky Parent’s employees and any of its parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to employees, directors and consultants of New BlackSky Parent and employees and consultants of any of its parents or subsidiaries. Following the closing of the merger, we expect New BlackSky Parent and its subsidiaries to have, collectively,              non-employee directors and approximately              employees (including employee directors) and              consultants.

Authorized Shares; Adjustments

Subject to the adjustment provisions contained in the Omnibus Incentive Plan and the evergreen provision described below, a total of 15,003,200 shares of New BlackSky Parent Class A common stock will be reserved for issuance pursuant to the Omnibus Incentive Plan. In addition, the shares reserved for issuance under the Omnibus Incentive Plan will include any shares of New BlackSky Parent Class A common stock subject to awards of stock options or other awards that are assumed in the merger (or “assumed awards”) that, on or after the effective date of the merger, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by New BlackSky Parent for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by New BlackSky Parent due to failure to vest (provided that the maximum number of shares that may be added to the Omnibus Incentive Plan pursuant to this sentence is 13,050,300 shares). The number of shares available for issuance under the Omnibus Incentive Plan also will include an annual increase, or the evergreen feature, on the first day of each of New BlackSky Parent’s fiscal years, beginning with New BlackSky Parent’s fiscal year 2022, equal to the least of:

1.	22,504,700 shares of New BlackSky Parent Class A common stock;

2.	a number of shares equal to 5% of the outstanding shares of all classes of New BlackSky Parent common stock as of the last day of the immediately preceding fiscal year; or

3.	such number of shares as the New BlackSky Parent Board of Directors or its designated committee may determine no later than the last day of New BlackSky Parent’s immediately preceding fiscal year.

Shares issuable under the Omnibus Incentive Plan may be authorized, but unissued, or reacquired shares of New BlackSky Parent Class A common stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the Omnibus Incentive Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the Omnibus Incentive Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the Omnibus Incentive Plan. Shares that actually have been issued under the Omnibus Incentive Plan under any award will not be returned to the Omnibus Incentive Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the Omnibus Incentive Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the Omnibus Incentive Plan) will become available for future grant or sale under the Omnibus Incentive Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the Omnibus Incentive Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of New BlackSky Parent, or other change in the corporate structure of New BlackSky Parent affecting the shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator of the Omnibus Incentive Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the Omnibus Incentive Plan, will adjust the number and class of shares that may be delivered under the Omnibus Incentive Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the Omnibus Incentive Plan.

Plan Administration

The New BlackSky Parent Board of Directors or one or more committees appointed by the New BlackSky Parent Board of Directors will have authority to administer the Omnibus Incentive Plan. The compensation committee of the New BlackSky Parent Board of Directors initially will administer the Omnibus Incentive Plan. In addition, to the extent it is desirable to qualify transactions under the Omnibus Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the Omnibus Incentive Plan, the administrator has the power to administer the Omnibus Incentive Plan and make all determinations deemed necessary or advisable for administering the Omnibus Incentive Plan, including but not limited to, the power to determine the fair market value of New BlackSky Parent Class A common stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the Omnibus Incentive Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the Omnibus Incentive Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the Omnibus Incentive Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the Omnibus Incentive Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the Omnibus Incentive Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the Omnibus Incentive Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Types of Awards

The Omnibus Incentive Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units and performance awards. A brief description of each award type follows.

Stock Options

Stock options may be granted under the Omnibus Incentive Plan. The per share exercise price of options granted under the Omnibus Incentive Plan generally must be equal to at least 100% of the fair market value of a share of New BlackSky Parent Class A common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of New BlackSky Parent’s (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of New BlackSky Parent Class A common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of New BlackSky Parent Class A common stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the Omnibus Incentive Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the Omnibus Incentive Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Omnibus Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of New BlackSky Parent Class A common stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the Omnibus Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of New BlackSky Parent Class A common stock, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the Omnibus Incentive Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the Omnibus Incentive Plan. Restricted stock awards are grants of shares of New BlackSky Parent Class A common stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the Omnibus Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units ( “RSUs”) may be granted under the Omnibus Incentive Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share of New BlackSky Parent Class A common stock. Subject to the provisions of the Omnibus Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the Omnibus Incentive Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the Omnibus Incentive Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Directors Limitations

All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the Omnibus Incentive Plan. The Omnibus Incentive Plan provides that in any given fiscal year of New BlackSky Parent, no outside director may be granted any equity awards (including equity awards under the Omnibus Incentive Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (including without limitation any cash retainers and fees) that in the aggregate exceed $500,000, provided that in the New BlackSky Parent’s fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $800,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the Omnibus Incentive Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the closing of the merger, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the Omnibus Incentive Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the Omnibus Incentive Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of New BlackSky Parent, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2021 Plan provides that in the event of New BlackSky Parent’s merger or change in control, as defined in the Omnibus Incentive Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the Omnibus Incentive Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration, or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation does not so assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

If awards granted to a non-employee director while such individual was a non-employee director are assumed or substituted for in the merger or change in control and the service of such non-employee director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the non-employee director authorized by the administrator.

Forfeiture and Clawback

Awards will be subject to any clawback policy of which we are required to adopt pursuant to the listing standards of any national securities exchange or association on which New BlackSky Parent securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to New BlackSky Parent or reimburse New BlackSky Parent for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of New BlackSky Parent as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The Omnibus Incentive Plan will become effective upon the later to occur of (a) its adoption by the Osprey Board of Directors, (b) its approval by Osprey stockholders, or (c) the time immediately prior to the closing of the merger and will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the adoption of the Omnibus Incentive Plan by the Osprey Board of Directors or the approval of the Omnibus Incentive Plan by Osprey stockholders, and the evergreen feature of the Omnibus Incentive Plan will terminate on the ten-year anniversary of the earlier of the adoption of the Omnibus Incentive Plan by the Osprey Board of Directors or the approval of the Omnibus Incentive Plan by Osprey stockholders. In addition, the administrator will have the authority to amend, suspend, or terminate the Omnibus Incentive Plan or any part of the Omnibus Incentive Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the Omnibus Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of restricted stock units or a performance award. A participant who is granted restricted stock units or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, generally such ordinary income is subject to income tax withholding and certain employment tax withholdings. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the Omnibus Incentive Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for New BlackSky Parent

New BlackSky Parent generally will be entitled to a tax deduction in connection with an award under the Omnibus Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to the New BlackSky Parent chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW BLACKSKY PARENT WITH RESPECT TO AWARDS UNDER THE OMNIBUS INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the Omnibus Incentive Plan is in the discretion of the administrator and therefore cannot be determined in advance. Osprey previously has not sponsored an equity incentive plan, and, therefore, the aggregate number of shares of New BlackSky Parent Class A common stock which would have been received by or allocated to the New BlackSky Parent named executive officers; executive officers, as a group; directors who are not executive officers, as a group; and all other current employees who are not executive officers, as a group is not determinable. As of             , 2021, the closing price of a share of Class A common stock of Osprey was $            .

Equity Compensation Plan Information

As of December 31, 2020, we did not maintain any equity compensation plans.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Omnibus Incentive Plan Proposal will not be presented at the Osprey Special Meeting. The Omnibus Incentive Plan Proposal will be approved and adopted only if at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the Omnibus Incentive Plan Proposal.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Omnibus Incentive Plan Proposal.

The merger is conditioned upon the approval of the Omnibus Incentive Plan Proposal. Notwithstanding the approval of the Omnibus Incentive Plan Proposal, if the merger is not consummated for any reason, the actions contemplated by the Omnibus Incentive Plan Proposal will not be effected.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the Omnibus Incentive Plan Proposal. See “Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE OMNIBUS INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 10—THE ESPP PROPOSAL

We are seeking stockholder approval for the New BlackSky Parent 2021 Employee Stock Purchase Plan, (the “ESPP”). The ESPP is being adopted in connection with the merger and will become effective immediately prior to the closing of the merger (subject to approval from the Osprey stockholders), but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP will provide eligible employees an opportunity to purchase New BlackSky Parent Class A common stock at a discount through accumulated contributions of their earned compensation. Both of the Boards of Directors of Osprey and BlackSky and their respective compensation committees have determined that offering an employee stock purchase plan is important to the ability of New BlackSky Parent to compete for talent. The ESPP will become a significant part of New BlackSky Parent’s overall equity compensation strategy (especially with respect to our nonexecutive employees) if it is approved by Osprey’s stockholders. If Osprey’s stockholders do not approve the ESPP, New BlackSky Parent may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent New BlackSky Parent from successfully attracting and retaining highly skilled employees.

The ESPP’s initial share reserve which we are asking the stockholders to approve is 3,000,700 shares of New BlackSky Parent Class A common stock, with an automatic annual increase as described further below. Following the ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the New BlackSky Parent Board of Directors or its compensation committee.

Both of the Boards of Directors of Osprey and BlackSky and their respective compensation committees believe that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. The ESPP provides a significant incentive by allowing employees to purchase shares of New BlackSky Parent Class A common stock at a discount. The Osprey Board of Directors has approved the ESPP, subject to the approval of Osprey’s stockholders.

Summary of the ESPP

The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by reference to the ESPP as set forth in Annex F attached to this proxy statement/consent solicitation statement/prospectus.

Purpose

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the New BlackSky Parent Class A common stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP will permit the administrator of the ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP will authorize the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance; Adjustments

If Osprey’s stockholders approve the ESPP, and subject to adjustment upon certain changes in New BlackSky Parent’s capitalization as described in the ESPP, the maximum number of shares of New BlackSky Parent Class A common stock that will be available for issuance under the ESPP will be 3,000,700 shares of New BlackSky Parent Class A common stock, plus any annual increase as described in the following sentence. The number of shares of New BlackSky Parent Class A common stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with New BlackSky Parent’s fiscal year 2022 in an amount equal to the least of (a) 4,501,000 shares of New BlackSky Parent Class A common stock, (b) a number of shares of New BlackSky Parent Class A common stock equal to 1% of the outstanding shares of all classes of

New BlackSky Parent common stock on the last day of the immediately preceding fiscal year of New BlackSky Parent, or (c) a number of shares of New BlackSky Parent Class A common stock determined by the administrator no later than the last day of New BlackSky Parent’s immediately preceding fiscal year. Shares issuable under the ESPP may be authorized, but unissued, or reacquired shares of New BlackSky Parent Class A common stock.

We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of New BlackSky Parent Class A common stock.

If Osprey’s stockholders do not approve the ESPP, then the ESPP will not become effective and no shares of New BlackSky Parent Class A common stock will be available for issuance thereunder.

The ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of New BlackSky Parent Class A common stock or other securities of New BlackSky Parent or other change in New BlackSky Parent’s corporate structure affecting New BlackSky Parent Class A common stock occurs (other than any ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under the ESPP and/or the purchase price per share and number and class of shares covered by each option granted under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP.

Administration

The New BlackSky Parent Board of Directors or a committee appointed by the New BlackSky Parent Board of Directors will have authority to administer the ESPP. Unless and until determined otherwise by the New BlackSky Parent Board of Directors, the compensation committee of the New BlackSky Parent Board of Directors will administer the ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate any subsidiaries of New BlackSky Parent as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of our employees will be eligible to participate in our ESPP if they are customarily employed by New BlackSky Parent or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine (for each offering under the 423 Component, as defined below, on a uniform and nondiscriminatory basis or as otherwise permitted by applicable Treasury Regulations) that the definition of eligible employee will or will not include an individual if he or she: (a) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (b) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (c) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (d) is a highly compensated employee within the meaning of Code Section 414(q) or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act. In addition, an employee may not be granted an option to purchase stock under our ESPP if the employee (a) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of New BlackSky Parent or any parent or subsidiary of New BlackSky Parent; or (b) holds rights to purchase stock under all of New BlackSky Parent’s employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year during which his or her right to purchase shares is outstanding at any time. Following the closing of the merger, we expect New BlackSky Parent to have, collectively, approximately              employees (including employee directors).

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of New BlackSky Parent Class A common stock. Participation ends automatically upon termination of employment with New BlackSky Parent (or its participating subsidiaries).

Offering Periods and Purchase Periods

The ESPP will include a component, or the “423 Component,” that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423, or the “Non-423 Component.” For purposes of this summary, a reference to the ESPP generally will mean the terms and operations of the 423 Component.

The ESPP will provide for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one purchase date in such offering period, if the fair market value of a share of New BlackSky Parent Class A common stock on a purchase date is less than the fair market value of a share of New BlackSky Parent Class A common stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such purchase date and automatically will be enrolled in a new offering period.

Contributions

The ESPP will permit participants to purchase shares of New BlackSky Parent Class A common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses, and other similar compensation. The administrator may change the compensation eligible for contribution under the ESPP on a uniform and nondiscriminatory basis for future offering periods.

Exercise of Purchase Right

Amounts deducted and accumulated by a participant under the ESPP are used to purchase shares of New BlackSky Parent Class A common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (a) the fair market value of a share of New BlackSky Parent Class A common stock on the first trading day of the offering period or (b) the fair market value of a share of New BlackSky Parent Class A common stock on the exercise date. A participant will be permitted to purchase a maximum of 1,250 shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of New BlackSky Parent Class A common stock are issued (as evidenced by the appropriate entry on our books or the books of a duly authorized transfer agent of ours) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.

Termination of Participation

Participation in the ESPP generally will terminate when a participating employee’s employment with New BlackSky Parent or a participating subsidiary ceases for any reason, the employee withdraws from the ESPP or New BlackSky Parent terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, generally the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

A participant will not be permitted to transfer the contributions credited to his or her ESPP account or rights granted under the ESPP, other than by will or the laws of descent and distribution.

Dissolution or Liquidation

In the event of New BlackSky Parent’s proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control

In the event of a merger or change in control of New BlackSky Parent, as defined in the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Effective Date; Amendment; Termination

The ESPP will become effective upon the later to occur of (a) its adoption by the Osprey Board of Directors, (b) its approval by Osprey stockholders, or (c) the time immediately prior to the closing of the merger, and will continue in effect for 20 years unless the administrator terminates it earlier. The administrator will have the authority to modify, amend, suspend or terminate the ESPP at any time. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods either immediately or upon the next exercise date, or may elect to permit offering periods to expire in accordance with their terms. If the offering periods are terminated prior to expiration, all amounts then credited to participants’ accounts that have not been used to purchase shares will be returned to the participants.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances. Further, tax consequences for employees participating in the Non-Section 423 Component of the ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Section 423 Component of the ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to New BlackSky Parent, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of New BlackSky Parent Class A common stock acquired under the ESPP or in the event of the participant’s death while still owning the purchased shares of New BlackSky Parent Class A common stock.

If the participant sells or otherwise disposes of the purchased shares of New BlackSky Parent Class A common stock within two years after the start date of the offering period in which the shares of New BlackSky Parent Class A common stock were acquired or within one year after the date of purchase of those shares of New BlackSky Parent Class A common stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares of New BlackSky Parent Class A common stock on the purchase date exceeded the purchase price paid for those shares of New BlackSky Parent Class A common stock, and New BlackSky Parent will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares of New BlackSky Parent Class A common stock, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares of New BlackSky Parent Class A common stock have been held for more than one year since the date of purchase, the gain or loss will be long-term capital gain or loss.

If the participant sells or disposes of the purchased shares of New BlackSky Parent Class A common stock more than two years after the start date of the offering period in which the shares of New BlackSky Parent Class A common stock were acquired and more than one year after the date of purchase of those shares of New BlackSky Parent Class A common stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the shares of New BlackSky Parent Class A common stock on the sale or disposition date exceeded the purchase price paid for those shares of New BlackSky Parent Class A common stock, or (b) 15% of the fair market value of the shares of New BlackSky Parent Class A common stock on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares of New BlackSky Parent Class A common stock on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. We will not be entitled to an income tax deduction with respect to such disposition.

New Plan Benefits

Participation in the ESPP is voluntary and the number of shares of New BlackSky Parent Class A common stock that would be purchased in any year or offering period under the ESPP is dependent on various factors such as each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the ESPP. Further, such number of shares of New BlackSky Parent Class A common stock that may be purchased under the ESPP is determined, in part, by the price of the shares of New BlackSky Parent Class A common stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares of New BlackSky Parent Class A common stock that would be purchased by any individual under the ESPP in the future is not determinable. We have not previously sponsored an employee stock purchase plan, and, therefore, the number of shares of New BlackSky Parent Class A common stock which would have been received by or allocated to New BlackSky Parent named executive officers, all current executive officers as a group, and all other current employees who may participate in the ESPP as a group are not determinable. Non-employee directors are not eligible to participate in the ESPP. As of             , 2021, the closing price of a share of Class A common stock of Osprey was $            .

Equity Compensation Plan Information

As of December 31, 2020, we did not maintain any equity compensation plans.

Vote Required for Approval

If the Business Combination Proposal is not approved, the ESPP Proposal will not be presented at the Osprey Special Meeting. The ESPP Proposal will be approved and adopted only if at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, vote “FOR” the ESPP Proposal.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will have no effect on the ESPP Proposal.

The merger is conditioned upon the approval of the ESPP Proposal. Notwithstanding the approval of the ESPP Proposal, if the merger is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the ESPP Proposal. See “Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 11—THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the chairman of the Osprey Special Meeting to adjourn the Osprey Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Osprey Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal or the ESPP Proposal. In no event will Osprey’s board of directors adjourn the Osprey Special Meeting or consummate the merger beyond the date by which it may properly do so under Osprey’s existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Osprey’s stockholders, the chairman of the Osprey Special Meeting may not be able to adjourn the Osprey Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal or the ESPP Proposal. If we do not consummate the merger and fail to complete an initial business combination by November 5, 2021 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present.

Failure to submit a proxy or to vote virtually at the Osprey Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal. The merger is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote the Founder Shares and any other shares of Osprey stock owned by it in favor of the Adjournment Proposal. See “Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Osprey Board of Directors

OSPREY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT OSPREY

Unless the context otherwise requires, all references in this section to “we”, “our”, “us” or “the Company” are intended to mean Osprey.

General

Osprey is a blank check company originally incorporated in Delaware under the name “Osprey Acquisition Corp. II” on June 15, 2018. We then changed our name to “Osprey Energy Acquisition Corp. II” on September 27, 2018 and then to “Osprey Technology Acquisition Corp.” on June 17, 2019. Though our efforts to identify a prospective target business were not limited to any particular industry or geographic region, we focused on opportunities in the technology sector, particularly companies pursuing a software as a service (SaaS) model, which we believe will deliver strong risk-adjusted returns for our investors. Prior to executing the merger agreement, Osprey’s efforts were limited to organizational activities, completion of Osprey’s initial public offering and the evaluation of possible business combinations.

Initial Public Offering and Private Placement

The registration statement for our initial public offering was declared effective on October 31, 2019. On November 5, 2019, we consummated the initial public offering of 27,500,000 units, generating gross proceeds of $275,000,000.

Simultaneously with the closing of the initial public offering, we consummated the sale of 7,500,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement to the Sponsor generating gross proceeds of $7,500,000.

Following the closing of the initial public offering, an amount of $275,000,000 ($10.00 per unit) from the net proceeds of the sale of the units in the initial public offering and the sale of the Private Placement Warrants was placed in a Trust Account and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 of the Investment Company Act which invest only in direct U.S. government treasury obligations until the earlier of: (i) the consummation of a business combination or (ii) the distribution of the Trust Account.

On November 13, 2019, in connection with the underwriters’ full exercise of their over-allotment option, we consummated the sale of an additional 4,125,000 units at $10.00 per unit, and the sale to the Sponsor of an additional 825,000 Private Placement Warrants at $1.00 per warrant, generating total gross proceeds of $42,075,000. Following the closing, an additional $41,250,000 of net proceeds was placed in the Trust Account, resulting in $316,250,000 held in the Trust Account as of November  13, 2019.

Fair Market Value of Target Business

The NYSE rules require that Osprey’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of it signing a definitive agreement in connection with an initial business combination (the “80% test”). As of February 17, 2021, the date of the execution of the merger agreement, the fair value of marketable securities held in the Trust Account was at least $318,076,938, and 80% thereof represents approximately $254,461,550. The Osprey board of directors considered all of the factors described in “Recommendation of the Osprey Board of Directors and Reasons for the Merger” and the fact that the aggregate consideration for BlackSky was the result of arm’s length negotiations with Osprey. As a result, the Osprey board of directors concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). In light of the financial background and experience of the members of Osprey’s management team and the Osprey board of directors, the Osprey board of directors believes that the members of the management team and the Osprey board of directors are qualified to determine whether the proposed business combination meets the 80% test.

Stockholder Approval of Merger and Redemptions

Under Osprey’s existing charter, in connection with any proposed business combination, Osprey is not required to seek stockholder approval of a business combination at a meeting called for such purpose. Asset acquisitions and stock purchases would not typically require stockholder approval while direct mergers with Osprey where it does not survive and any transactions where Osprey issues more than 20% of its outstanding shares of common stock or seeks to amend its existing charter would require stockholder approval.

Pursuant to the terms of this transaction as described in “Osprey Special Meeting of Stockholders”, Osprey is seeking stockholder approval at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, regardless of whether they vote for or against or abstain from voting on the proposed business combination, subject to the limitations described in this proxy statement/consent solicitation statement/prospectus. Accordingly, in connection with the merger, the Osprey public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement/consent solicitation statement/prospectus.

Osprey will complete the merger only if at least a majority of the votes cast by the stockholders of Osprey present in person or represented by proxy at the Osprey Special Meeting and entitled to vote thereon, assuming a quorum is present, vote in favor of the merger. A majority of the voting power of the issued and outstanding Osprey common stock entitled to vote at the Osprey Special Meeting must be present in person or represented by proxy at the Osprey Special Meeting to constitute a quorum and in order to conduct business at the Osprey Special Meeting. The holder of the Founder Shares, who currently owns approximately 20% of the issued and outstanding shares of Osprey common stock, will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting

Pursuant to the terms of the Sponsor Support Agreement entered into with BlackSky, Osprey and the Sponsor, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to vote any Founder Shares held by it and any other shares of Osprey stock purchased during or after Osprey’s initial public offering in favor of an initial business combination. See “Other Agreements—Sponsor Support Agreement” for more information. Pursuant to the terms of the Sponsor Support Agreement, the Sponsor also agreed to vote any Founder Shares held by it and any other shares of Osprey stock purchased during or after Osprey’s initial public offering in favor of all of the proposals set forth in this proxy statement/consent solicitation statement/prospectus. See “Other Agreements—Sponsor Support Agreement” for more information. The Sponsor owns approximately 20% of Osprey’s outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Osprey Special Meeting and the Sponsor Support Agreement may make it more likely that Osprey will consummate the merger. In addition, pursuant to the terms of the Sponsor Support Agreement, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed to waive its redemption rights with respect to any Founder Shares and any other shares of Osprey stock held by it in connection with the completion of a business combination.

Liquidation if No Initial Business Combination

The Sponsor and our officers and directors have agreed that we will have until November 5, 2021 to complete our initial business combination. If we are unable to complete our business combination within such 24-month period from the closing of our initial public offering, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish Osprey’s public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our business combination within the 24-month time period.

The Sponsor, our officers and our directors have entered into a letter agreement with Osprey (as amended by the Sponsor Support Agreement), pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within 24 months from the closing of the initial public offering. However, if the Sponsor or our officers and directors acquired public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the allotted 24-month time period.

The Sponsor and our officers and directors have agreed, pursuant to a written agreement with Osprey, that they will not propose any amendment to our amended and restated certificate of incorporation (i) that would modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of Osprey’s initial public offering or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of Osprey Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $171,208 (as of March 31, 2021) of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay franchise and income taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of Osprey’s initial public offering and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of Osprey public stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Mr. Jonathan Cohen has agreed that he will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a definitive agreement for a business combination, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Cohen will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether Mr. Cohen has sufficient funds to satisfy his indemnification obligation. We have not asked Mr. Cohen to reserve for such eventuality. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our franchise and income taxes, and Mr. Cohen asserts that he is unable to satisfy his indemnification obligation or that he has no indemnification obligation related to a particular claim, our independent directors would determine whether to take legal action against Mr. Cohen to enforce his indemnification obligation. While we currently expect that our independent directors would take legal action on our behalf against Mr. Cohen to enforce his indemnification obligation to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked Mr. Cohen to reserve for such indemnification obligation and we cannot assure you that he would be able to satisfy that obligation. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We seek to reduce the possibility that Mr. Cohen will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Mr. Cohen will also not be liable as to any claims under our indemnity of the underwriters of Osprey’s initial public offering against certain liabilities, including liabilities under the Securities Act. We have access to approximately $399,516 (as of December 31, 2020) from the proceeds of Osprey’s initial public offering with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our business combination within 24 months from the closing of the initial public offering may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Sections 280 and 281(a) of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our business combination by November 5, 2021, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our business combination by November 5, 2021, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following November 5, 2021 and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we do not anticipate complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the indemnity obligation contained in our underwriting agreement, we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood of any claim that would result in any liability extending to the Trust Account is remote. Further, Mr. Cohen may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay our franchise and income taxes and will not be liable as to any claims under our indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Cohen will not be responsible to the extent of any liability for such third-party claims.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and Osprey to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders are entitled to receive funds from the Trust Account only in the event of the redemption of our public shares if we do not complete our business combination by November 5, 2021 or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. A stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. See “Osprey Special Meeting of Stockholders—Redemption Rights” for a description of certain requirements with respect to the exercise of redemption rights).

Facilities

Our executive offices are located at 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103. The cost for our use of this space is included in the $10,000 per month fee we will pay to the Sponsor or its affiliate for office space, utilities, secretarial support and administrative services. We consider our current office space adequate for our current operations.

Upon consummation of the merger, the principal executive offices of Osprey will be those of BlackSky, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees and Human Capital

We currently have five officers. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Periodic Reporting and Financial Information

We have registered our units, Class A common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC.

In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Legal Proceedings

Osprey and the members of its board of directors are defendants in a lawsuit commenced by Michael Luster, a putative stockholder, in the Supreme Court of the State of New York, County of New York, captioned Luster v. Osprey Technology Acquisition Corp., et al., No. 653633/2021 (filed June 7, 2021) (the “Luster Complaint”). The Luster Complaint alleges that the Registration Statement is materially incomplete and misleading and that the merger consideration is unfair. The Luster Complaint asserts a claim for breach of fiduciary duty against the members of Osprey’s board of directors, and a claim for aiding and abetting against Osprey. The Luster Complaint seeks, among other things, to enjoin the proposed transaction with BlackSky, recission and damages if the transactions is completed and an award of attorneys’ fees. Osprey believes that these allegations are without merit; however, if the plaintiff is successful in enjoining the merger, the merger would not be completed. In addition, Osprey could be held liable for damages.

The Osprey board of directors also has received two demands from putative stockholders of Osprey dated May 20, 2021 and May 24, 2021 (together, the “Demands”) alleging that this registration statement is materially misleading and/or omits material information concerning the merger. The Demands seek the issuance of corrective disclosures in an amendment or supplement to the registration statement. One of the Demands also asserts that the merger consideration is inadequate and that an increase in consideration should be negotiated by the parties.

MANAGEMENT OF OSPREY

Directors and Executive Officers

The table below lists Osprey’s officers and directors as of March 31, 2021. Concurrently with the consummation of the merger, Osprey’s officers and directors, other than David DiDomenico (who will be a director of New BlackSky Parent following the merger) will resign from their respective positions at Osprey.

Name	Age	Title
Edward E. Cohen*	82	Co-Chairman and Director
Jonathan Z. Cohen*	50	Co-Chairman and Director
David DiDomenico	50	Chief Executive Officer, President and Director
Jeffrey F. Brotman	57	Chief Financial Officer, Chief Legal Officer and Secretary
William Fradin	37	Executive Vice President
Savneet Singh	38	Director
Robert B. Henske	59	Director
Richard Reiss, Jr.	77	Director
Robert B. Tinker	51	Director

*	Jonathan Z. Cohen is the son of Edward E. Cohen.

Edward E. Cohen has been the Co-Chairman of our board of directors since June 2019. He has been the Co-Chairman of the board of directors of Osprey Technology Acquisition Corp. II, or Osprey Tech II, a newly formed blank check company, since March 2021. From August 2018 to May 2020, he was Vice Chairman of Falcon Minerals Corporation (Nasdaq: FLMN), formerly Osprey Energy Acquisition Corp., and before that was Executive Chairman of Osprey Energy Acquisition Corp. from April 2017 to August 2018. Mr. Cohen has served as Chairman of HEPCO Capital Management, LLC, a private investment firm making control investments in middle market companies and real estate, since its formation in September 2016. He has been the Vice Chairman of Broadscale Acquisition Corp. (NASDAQ: SCLE), or Broadscale, a newly organized blank check company, since December 2020. Mr. Cohen was Chief Executive Officer of Atlas Energy Group, LLC from February 2015 to May 2020, having also served as Chairman since February 2012. He was Chairman of the board of directors and Chief Executive Officer of the general partner of Atlas Growth Partners, L.P. from its inception in 2013 until 2020. Mr. Cohen served as Chairman of Titan Energy, LLC from 2016 to 2020, and from August 2015 to September 2016, was Executive Chairman of Atlas Resource Partners, L.P., which filed a voluntary pre-packaged plan under Chapter 11 in July 2016, emerging from Chapter 11 as Titan Energy, LLC in September 2016 after confirmation of its plan. In addition, Mr. Cohen was: a director of Resource America, Inc. (formerly a publicly traded specialized asset management company) from 1988 until September 2016 and Chairman of its board of directors from 1990 until September 2016; and Chairman of the board of Resource Capital Corp., now known as Exantas Capital Corp. (NYSE: XAN) (a real estate investment trust) from its formation in 2005 until November 2009 and served on its board until September 2016. Mr. Cohen is also the father of Jonathan Z. Cohen. We believe that Mr. Cohen’s extensive experience enables him to provide valuable perspective and provides us with decisive and effective leadership. Mr. Cohen’s experience in founding, operating and managing public and private companies of varying size and complexity, and his extensive experience in the areas of finance, strategy and mergers and acquisitions enable him to provide valuable expertise to us.

Jonathan Z. Cohen has been the Co-Chairman of our board of directors since June 2019, and before that was our Chief Executive Officer from September 2018 to June 2019. He has been a member of the board of directors of Osprey Tech II since September 2020. He was the Chairman of Falcon Minerals Corporation (Nasdaq: FLMN), formerly Osprey Energy Acquisition Corp., from August 2018 to May 2020, and before that was a Director and Chief Executive Officer of Osprey Energy Acquisition Corp. from April 2017 to August 2018. Mr. Cohen also serves as CEO and Founder of HEPCO Capital Management, LLC, a private investment firm making control investments in middle market companies and real estate, since its formation in September

2016. Since December 2019, he has served as a director of Marathon Petroleum Corporation (NYSE: MPC), a petroleum product refining, marketing, retail and midstream company. From 2017 to 2018, Mr. Cohen has served as a director of Energen Corporation. Previously, Mr. Cohen was CEO (from 2004 to September 2016) and President (from 2003 to September 2016) of Resource America, Inc., an asset manager investing in real estate, financial services and credit until its sale to C-III Capital Partners. Mr. Cohen also co-founded both Atlas Pipeline Partners, L.P., a midstream energy company that was sold to Targa Resources, Inc. in 2015, and Atlas Energy, Inc., an exploration and production company that was sold to Chevron Corporation in 2011. Mr. Cohen was co-founder of the general partner of Arc Logistics Partners LP, and served as Chairman from 2006 until it was sold in December 2017 to Zenith Energy; and founder of Resource Capital Corp., now known as Exantas Capital Corp., a commercial mortgage REIT. Mr. Cohen currently serves as Executive Chairman of Atlas Energy Group, LLC and in connection therewith serves as Executive Vice Chairman and a Class A director of the board of Titan Energy, LLC and Executive Vice Chairman of Atlas Growth Partners, L.P., both affiliates of ATLS. From August 2015 to September 2016, Mr. Cohen was also Executive Vice Chairman of Titan Energy’s predecessor, Atlas Resource Partners, L.P. Atlas Resource Partners and subsidiaries filed a voluntary pre-packaged plan under Chapter 11 in July 2016, which was confirmed and the companies emerged from Chapter 11 in September 2016. Mr. Cohen’s philanthropic endeavors include his role as Chairman of the Executive Committee of Lincoln Center Theater, a Trustee of The American School of Classical Studies in Athens, Greece and Trustee of Arete Foundation, a private family foundation. Mr. Cohen is the son of Edward E. Cohen. Mr. Cohen’s involvement with public and private entities of varying size, complexity and focus, including in technology-related industries, and raising debt and equity for such entities, provides him with extensive experience and contacts that will be valuable to us. Additionally, among the reasons for his appointment as a director, Mr. Cohen’s financial, business and operational experience, as well as the experience that he has accumulated through his activities as a financier and investor, add strategic vision to the board of directors to assist with our ultimate business combination transaction.

David DiDomenico has been a Partner of JANA Partners, an investment advisor based in New York City, since 2010. As the Head of JANA’s SPAC strategy, Mr. DiDomenico leads JANA’s SPAC efforts. He has served as our Chief Executive Officer and President since June 2019 and as a member of our board of directors since July 2019. He has been the Chief Executive Officer and President of Osprey Tech II since September 2020 and a member of its board of directors since March 2021. He previously served as a Co-Portfolio Manager of JANA’s hedge fund strategies. Prior to joining JANA Partners LLC in 2010, Mr. DiDomenico was a Managing Director of New Mountain Capital and the Portfolio Manager of the New Mountain Vantage Fund (2005-2010). He was previously an Associate Portfolio Manager at Neuberger Berman (2002-2005). From 1999-2002, Mr. DiDomenico was a member of the Acquisitions Team at Starwood Capital Group where he focused on corporate and real estate transactions. From 1998-1999, he was an Analyst at Tiger Management. Since October 2019, Mr. DiDomenico has served on the board of directors of KAR Auction Services, Inc. (NYSE: KAR), a provider of car auction services in North America and the United Kingdom. He holds an MBA from the Stanford University Graduate School of Business and an AB from Harvard College. We believe that Mr. DiDomenico’s experience investing in and analyzing technology and technology-related companies for over 20 years provides us with access to his extensive and unique expertise in fundamental business analysis, as well as his broad professional relationships with technologists and investors.

Jeffrey F. Brotman has been our Chief Financial Officer, Chief Legal Officer and Secretary since July 2019. He has been the Chief Financial Officer, Chief Legal Officer and Secretary of Osprey Tech II since September 2020. He has been the Chief Legal Officer and Secretary of Falcon Minerals Corporation (Nasdaq: FLMN), formerly Osprey Energy Acquisition Corp., since April 2017 and served as its Chief Financial Officer from April 2017 to June 2019. Mr. Brotman has been Vice Chairman and Chief Operating Officer of HEPCO since its formation in September 2016. HEPCO is a private investment firm making control investments in middle market companies and real estate. He has been the Chief Legal Officer and Secretary of Broadscale since December 2020. Mr. Brotman was Chief Operating Officer and Executive Vice President at Resource America, Inc., formerly a publicly traded asset manager investing in real estate, financial services and credit until its sale to C-III Capital Partners in September 2016. He joined Resource America in 2007, and while at Resource America also served as Executive Vice President of Resource Capital Corp., now known as Exantas Capital Corp., a publicly-traded real estate investment trust, Chairman of the Board of Directors of Primary Capital Mortgage, Director of Leaf Commercial Capital and sat on various investment committees across all product lines. Mr. Brotman was the President and Chief Executive Officer of Access to Money, Inc. (f/k/a TRM Corp.), a non-bank ATM operator, from March 2006 to June 2007, and served as the Chairman of its Board of Directors from September 2006 through September 2008. Mr. Brotman was a co-founder, and served as Managing Member, of Ledgewood, PC, a Philadelphia based business law firm, from June 1992 to March 2006, and was of counsel until June 2007. He was a Trustee of Resource Real Estate Diversified Income Fund from its inception in March 2013 until September 2016. He has been an adjunct Professor of Law at the University of Pennsylvania Law School since 1990, where he has taught courses in accounting and lending transactions. He is also a Certified Public Accountant (currently inactive) and a licensed Real Estate Broker.

William (Bill) Fradin has been our Executive Vice President since July 2019. He has been the Executive Vice President of Osprey Tech II since September 2020. Mr. Fradin has served as Managing Director and Co-Founder of HEPCO since its formation in September 2016. He is Managing Partner and Founder of Seal Rock Partners, a private equity firm, since its formation in February 2015. Prior to founding Seal Rock Partners, from June 2007 to January 2015, Mr. Fradin was an investment professional at JLL Partners, a middle market private equity firm, and, from June 2005 to June 2007, he was an investment banker at Merrill Lynch & Co. Mr. Fradin holds an AB from Harvard College and an MBA from the Wharton School at the University of Pennsylvania.

Independent Directors

Savneet Singh has been a member of our board of directors since July 2019. He has been a senior advisor to Osprey Tech II since March 2021. Since 2018, he has been President and Chief Executive Officer of Par Technology Corporation (NYSE: PAR), a publicly-traded provider of restaurant point of sale technology, where he is also a member of the board of directors. Mr. Singh is also a partner of CoVenture, LLC, a multi-asset manager with funds in venture capital, direct lending and crypto currency. From 2017 to 2018, Mr. Singh served as the Managing Partner of Tera-Holdings, LLC., a holding company of niche software businesses that he co-founded. In 2009, Mr. Singh co-founded GBI, a financial software platform that allows investors to buy, trade and store physical precious metals. Prior to GBI, Mr. Singh was an investment analyst at Chilton Investment Company where he covered investments in the technology, alternative energy and infrastructure space. In 2018, Mr. Singh joined the board of directors of Blockchain Power Trust (TSXV: BPWR.UN; TEP.DB). He is also on the board of directors of SharpSpring (NYSE: SHSP). He received his BS in Applied Economics and Management from Cornell University. We believe that Mr. Singh’s experience as an entrepreneur, investor and manager of software and technology companies allows him to bring unique insight and a strategic perspective to our company.

Robert (Brad) Henske has served as a member of our board of directors since July 2019. He has served as Treasurer and a director of Stock Farm Inc. since February 2021. From 2007 to 2014, Mr. Henske served as a Managing Director at Hellman & Friedman LLC, a private equity firm focused on companies in the software, information services, media, professional services and financial services industries, where he also served as a Senior Advisor from 2014 to 2016. Before that, from 2005 to 2007, Mr. Henske served as Senior Vice President and General Manager of the Consumer Tax Group (Turbotax) of Intuit Inc. (Nasdaq: INTU). He also served as Intuit’s Chief Financial Officer from 2003 to 2005. From 2000 to 2002, Mr. Henske served as Chief Financial Officer of Synopsys Inc. (NYSE: SNPS), a software company. In the past 5 years, Mr. Henske served on the board of directors of Blackhawk Network Holdings, Inc. (Nasdaq: HAWK) until June 2018, and VeriFone Systems, Inc. (NYSE: PAY) until August 2018. We believe that Mr. Henske’s finance background and experience investing in and analyzing companies in various industries will allow him to add depth to our board of directors and ultimately assist with our eventual business combination transaction.

Richard (Rick) Reiss, Jr. has served as a member of our board of directors since July 2019. Since January 1997, Mr. Reiss has been Chairman of Georgica Advisors and its affiliated entities, Reiss Capital Management and Value Insight Partners, an investment management company. He is also the managing member of VIP GP LLC. From 1978 until 1997, Mr. Reiss was a Managing Partner of Cumberland Associates and its affiliates. He is currently the lead independent director of the Lazard Funds. Mr. Reiss is Chairman of the Reiss Center on Law & Security at New York University School of Law, Chairman of the Executive Committee of The New York Historical Society and is a member of the President’s Leadership Council at Dartmouth College. He graduated from Dartmouth College and New York University School of Law. We believe that Mr. Reiss is well-qualified to serve on our board of directors due to his extensive experience in finance and investment management, along with the many contacts he has made over his storied career.

Robert (Bob) Tinker has served as a member of our board of directors since July 2019. He is a founding partner of Metamorph Partners, a startup private equity firm. From 2008 to 2016, Mr. Tinker was founding Chief Executive Officer and a director of MobileIron, a technology company focused on enterprise security. His leadership culminated in its initial public offering in June 2014. Prior to founding MobileIron, from August 2002 to January 2005, Mr. Tinker was the Vice President of Business Development at Airespace, an enterprise wireless pioneer which was acquired by Cisco in 2005, where he continued to lead the business development team for Cisco’s wireless business unit. Before that, Mr. Tinker was Director of Marketing at Vertical Networks from August 1998 to August 2002 and Vice President at NationsBank from 1992 to 1996, with roles in IT, sales, product management and operations. He co-authored the book series, Survival to Thrival: The Enterprise Startup Guide, and his second book, Change or Be Changed, was released in July 2019. Since 2002, he has served as a Trustee and Foundation Board Member for the recently opened University of California at Merced. He has a BS in Systems Engineering from the University of Virginia and an MBA from the Stanford University Graduate School of Business. We believe that Mr. Tinker is well qualified to be on our board of directors based on his extensive experience with technology and business development in the software and cloud computing industries.

Management Compensation

None of our employees, executive officers or directors has received any compensation (cash or non-cash) for services rendered, and none of our executives or officers holds any outstanding equity of Osprey. We will not pay compensation of any kind, including finder’s and consulting fees, to holders of Founder Shares, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination other than (i) repayment of loans made to us by the Sponsor to cover initial public offering-relating and organization expenses, (ii) repayment of loans that the Sponsor, members of our management team or any of their respective affiliates or other third parties may make to finance transaction costs in connection with an intended initial business combination (provided that if we do not consummate an initial business combination, we may use working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account may be used for such repayment), (iii) payments to the Sponsor or its affiliate of a total of $10,000 per month for office space, utilities, secretarial support and administrative services, and (iv) to reimburse for any out-of-pocket expenses related to identifying, investigation and completing an initial business combination. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or any of their affiliates.

After the consummation of our initial business combination, directors or members of our management team who remain in one of those capacities may be paid director, consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business although we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves and in the past year has not served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors, except that each of Messrs. Edward Cohen and Jonathan Cohen serve as directors and executive officers of us and have served in the past year as executive officers and/or directors of Atlas Energy Group, LLC, Titan Energy, LLC and Atlas Growth Partners GP, LLC, and each of Messrs. Edward Cohen, Jonathan Cohen and DiDomenico have served in the past year as executive officers and/or directors of Osprey Tech II.

SELECTED HISTORICAL FINANCIAL INFORMATION OF OSPREY

The following table sets forth selected historical financial information derived from Osprey’s (i) unaudited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for and as of the three months ended March 31, 2021and (ii) audited financial statements for and as of the year ended December 31, 2020, as restated. You should read the following summary financial information in conjunction with “Osprey’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Osprey’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

We have neither engaged in any operations nor generated any operating revenue to date. Our only activities from inception through March 31, 2021 were organizational activities and those necessary to complete our initial public offering and identifying a target company for a business combination. We do not expect to generate any operating revenue until after the completion of the merger.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Operating costs	$2,201,632	$258,326	$3,136,234	$264,346

Loss from operations	(2,201,632)	(258,326)	(3,136,234)	(264,346)
Other income:
Interest income on marketable securities held in Trust Account	47,155	1,207,866	1,793,627	714,993
Change in fair value of warrant liabilities	(10,721,500)	5,393,500	(13,924,875)	(6,999,875)
Transaction costs	—	—	—	(560,698)
Unrealized gain (loss) on marketable securities held in Trust Account	4,987	378,250	3,447	(6,479)

Other income, net	(10,669,358)	6,979,616	(12,127,801)	(6,852,059)

Loss before income taxes	(12,870,990)	6,721,290	(15,264,035)	(7,116,405)
Provision for income taxes	—	(278,836)	(1,361)	(93,275)

Net loss	$(12,870,990)	$6,442,454	$(15,265,396)	$(7,209,680)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	28,793,444	27,965,424	27,639,376	28,129,383

Basic and diluted net income per share, Class A common stock subject to possible redemption	0.00	0.04	0.05	0.02

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	10,737,806	11,565,826	11,891,874	7,814,396

Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(1.20)	$0.46	$(1.39)	$(0.98)

	March 31, 2021	December 31, 2020	December 31, 2019
	(Unaudited)	(Audited)	(Audited)
ASSETS
Current assets
Cash	$171,208	$399,516	$1,083,611
Prepaid expenses	64,167	90,424	202,472
Prepaid income taxes	255,364	255,364	—

Total Current Assets	490,739	745,304	1,286,083
Deferred tax asset	—	—	1,361
Marketable securities held in Trust Account	318,053,820	318,041,728	316,958,514

TOTAL ASSETS	$318,544,559	$318,787,032	$318,245,958

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,064,980	$2,157,963	$181,732
Income taxes payable	—	—	94,636
Total Current Liabilities	4,064,980	2,157,963	276,368
Warrant liabilities	46,453,375	35,731,875	21,807,000
Deferred underwriting fee payable	11,068,750	11,068,750	11,068,750

Total Liabilities	61,587,105	48,958,588	33,152,118

Commitments (Note 7)
Class A common stock subject to possible redemption, 31,625,000 and 26,315,833 shares at redemption value at March 31, 2021 and December 31, 2020, respectively	318,259,184	264,828,435	280,093,836

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Class A Common stock, $0.0001 par value; 150,000,000 shares authorized; 0 and 5,309,167 shares issued and outstanding (excluding 31,625,000 and 26,315,833 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	—	530	365
Class B Common stock, $0.0001 par value; 25,000,000 shares authorized; 7,906,250 shares issued and outstanding at March 31, 2021 and December 31, 2020	791	791	791
Additional paid-in capital	—	27,475,941	12,210,705
Accumulated deficit	(61,302,521)	(22,477,253)	(7,211,857)

Total Stockholders’ (Deficit) Equity	(61,301,730)	5,000,009	5,000,004

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$318,544,559	$318,787,032	$318,245,958

OSPREY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of Osprey’s financial condition and results of operations should be read in conjunction with Osprey’s financial statements and the notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion, including, but not limited to, those factors described under the heading “Risk Factors” and the analysis set forth below includes forward-looking statements that involve risks and uncertainties. Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of Osprey.

Overview

We are a blank check company originally incorporated in Delaware as a blank check company under the name “Osprey Acquisition Corp. II” on June 15, 2018. We then changed our name to “Osprey Energy Acquisition Corp. II” on September 27, 2018 and then to “Osprey Technology Acquisition Corp.” on June 17, 2019. Osprey was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (each of the foregoing, a “business combination”).

In March 2020, the COVID-19 outbreak was declared a National Public Health Emergency that continues to spread throughout the world and has adversely impacted global activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Nevertheless, the outbreak presents uncertainty and risk with respect to Osprey and its ability to successfully complete a business combination.

We have neither engaged in any operations nor generated any operating revenues to date and do not expect to generate operating revenues until consummation of an initial business combination at the earliest. Our only activities from inception to the date of this proxy statement/consent solicitation statement/prospectus were organizational activities, those necessary to prepare for the initial public offering, identifying a target for our initial business combination, and activities in connection with the proposed business combination with BlackSky. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held after the initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

The registration statement for Osprey’s initial public offering was declared effective on October 31, 2019. On November 5, 2019, Osprey consummated the initial public offering of 27,500,000 units, at $10.00 per unit, generating gross proceeds of $275,000,000.

Simultaneously with the closing of the initial public offering, Osprey consummated the sale of 7,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Osprey Sponsor II, LLC (the “Sponsor”), generating gross proceeds of $7,500,000.

Following the closing of the initial public offering on November 5, 2019, an amount of $275,000,000 ($10.00 per unit) from the net proceeds of the sale of the units in the initial public offering and the sale of the Private Placement Warrants was placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of

Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by Osprey, until the earlier of: (i) the completion of a business combination or (ii) the distribution of the Trust Account, as described below.

On November 11, 2019, the underwriters notified Osprey of their intention to exercise their over-allotment option in full on November 13, 2019. As such, on November 13, 2019, Osprey consummated the sale of an additional 4,125,000 units, at $10.00 per unit, and the sale of an additional 825,000 Private Placement Warrants, at $1.00 per Private Placement Warrant, generating total gross proceeds of $42,075,000. A total of $41,250,000 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds deposited in the Trust Account to $316,250,000.

Transaction costs for the initial public offering amounted to $18,047,876 consisting of $6,325,000 of underwriting fees, $11,068,750 of deferred underwriting fees and $654,126 of other offering costs.

Osprey’s management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination.

Osprey will have until November 5, 2021 to consummate a business combination (the “Combination Period”). If Osprey is unable to complete a business combination within the Combination Period, Osprey will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the shares of Osprey Class A common stock (the “public shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Osprey to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Osprey’s remaining stockholders and Osprey’s board of directors, dissolve and liquidate, subject in each case to Osprey’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Osprey’s warrants, which will expire worthless if Osprey fails to complete a business combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the shares of Osprey Class B common stock (the “Founder Shares”) if Osprey fails to complete a business combination within the Combination Period. However, if the Sponsor or any of Osprey’s officers, directors or any of their affiliates acquires public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Osprey fails to complete a business combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event Osprey does not complete a business combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the public shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the initial public offering price per unit ($10.00).

In order to protect the amounts held in the Trust Account, Mr. Jonathan Cohen, Osprey’s Co-Chairman, has agreed to be liable to Osprey if and to the extent any claims by a vendor for services rendered or products sold to Osprey, or a prospective target business with which Osprey has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under Osprey’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Jonathan Cohen will not be responsible to the extent of any liability for such third-party claims. Osprey will seek to reduce the possibility that Mr. Jonathan Cohen will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with Osprey waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Recent Developments

We have evaluated subsequent events and transactions that occurred after March 31, 2021 up to the date on which this proxy statement/consent solicitation statement/prospectus is filed. Based upon this review, we did not identify any subsequent events that would have been required to be disclosed other than the proposed business combination with BlackSky described in this proxy statement/consent solicitation statement/prospectus.

Results of Operations (As Restated)

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception to March 31, 2021 were organizational activities, those necessary to prepare for the initial public offering, described below, identifying a target for our initial business combination, and activities in connection with the proposed business combination with BlackSky. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held after the initial public offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we classify both the public and private warrants issued in connection with our Initial Public Offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

For the three months ended March 31, 2021, we had a net loss of $12,870,990, which consists of interest income on marketable securities held in the Trust Account of $47,155, an unrealized gain on marketable securities held in our Trust Account of $4,987, and a change in the fair value of the warrant liability of $10,721,500, partially offset by operating costs of $2,201,632.

For the year ended December 31, 2020, we had a net loss of $15,265,396, as restated, which consists of operating costs of $3,136,234, a change in the fair value of the warrant liability of $13,924,875 and provision for income taxes of $1,361, offset by interest income on marketable securities held in the Trust Account of $1,793,627 and an unrealized gain on marketable securities held in our Trust Account of $3,447.

For the three months ended September 30, 2020, we had a net loss of $10,482,998, as restated, which consists of operating costs of $2,205,105, a change in the fair value of the warrant liability of $8,614,625, and an unrealized loss on marketable securities held in our Trust Account of $16,279, offset by interest income on marketable securities held in the Trust Account of $101,658 and income tax benefit of $251,353.

For the nine months ended September 30, 2020, we had a net loss of $13,169,112, as restated, which consists of interest income on marketable securities held in the Trust Account of $1,745,490, offset by operating costs of $2,661,813, a change in the fair value of the warrant liability of $12,235,250, and an unrealized loss on marketable securities held in our Trust Account of $20,478 and an income tax benefit of $2,939.

For the three months ended June 30, 2020, we had net loss of $9,128,568, as restated, which consists of operating costs of $198,382, a change in the fair value of the warrant liability of $9,014,125, and an unrealized loss on marketable securities held in our Trust Account of $382,449, offset by interest income on marketable securities held in the Trust Account of $435,966 and income tax benefit of $30,422.

For the six months ended June 30, 2020, we had net loss of $2,686,114, as restated, which consists of interest income on marketable securities held in the Trust Account of $1,643,832, offset by operating costs of $456,708, a change in the fair value of the warrant liability of $3,620,625, and an unrealized loss on marketable securities held in our Trust Account of $4,199 and a provision of income taxes of $248,414.

For the three months ended March 31, 2020, we had net income of $6,442,454, as restated, which consists of interest income on marketable securities held in the Trust Account of $1,207,866, an unrealized gain on marketable securities held in our Trust Account of $378,250, and a change in the fair value of the warrant liability of $5,393,500, offset by operating costs of $258,326 and a provision for income taxes of $278,836.

For the year ended December 31, 2019, we had net loss of $7,209,680, as restated, which consists of interest income on marketable securities held in the trust account of $714,993, a change in the fair value of the warrant liability of $6,999,875, transaction costs of $560,698, offset by an unrealized loss on marketable securities held in our trust account of $6,479, operating costs of $264,346 and a provision for income taxes of $93,275.

Liquidity and Capital Resources (As Restated)

On November 5, 2019, we consummated the initial public offering of 27,500,000 units at a price of $10.00 per unit, generating gross proceeds of $275,000,000. Simultaneously with the closing of the initial public offering, we consummated the sale of 7,500,000 Private Placement Warrants to the Sponsor at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $7,500,000.

On November 13, 2019, as a result of the underwriters’ election to fully exercise their over-allotment option, we consummated the sale of an additional 4,125,000 units at $10.00 per unit, and the sale of an additional 825,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, generating total gross proceeds of $42,075,000.

Following the initial public offering, the exercise of the over-allotment option in full and the sale of the Private Placement Warrants, a total of $316,250,000 was placed in the Trust Account. We incurred $18,047,876 in transaction costs, including $6,325,000 of underwriting fees, $11,068,750 of deferred underwriting fees, and $654,126 of other costs in connection with the initial public offering.

For the three months ended March 31, 2021, cash used in operating activities was $268,358. Net loss of $12,870,990 was affected by interest earned on marketable securities held in the Trust Account of $47,155, an unrealized gain on marketable securities held in our Trust Account of $4,987 and a non-cash charge for the change in fair value of warrant liabilities of $10,721,500. Changes in operating assets and liabilities provided $1,933,274 of cash from operating activities.

For the year ended December 31, 2020, cash used in operating activities was $1,397,955. Net loss of $15,265,396, as restated, was affected by interest earned on marketable securities held in the Trust Account of $1,793,627, a non-cash charge for the change in the fair value of warrant liabilities of $13,924,875, an unrealized gain on marketable securities held in our Trust Account of $3,447 and a deferred income tax provision of $1,361. Changes in operating assets and liabilities provided $1,738,279 of cash from operating activities.

For the year ended December 31, 2019, cash used in operating activities was $286,574. Net loss of $7,209,680, as restated, was affected by interest earned on marketable securities held in the Trust Account of $714,993, a non-cash charge for the change in the fair value of warrant liabilities of $6,999,875, transaction costs of $560,698, an unrealized loss on marketable securities held in our trust account of $6,479 and a deferred income tax benefit of $1,361. Changes in operating assets and liabilities provided $72,408 of cash from operating activities.

As of March 31, 2021, we had marketable securities held in the Trust Account of $318,053,820 (including approximately $1,804,000 of interest income and unrealized gains) consisting of U.S. treasury bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through March 31, 2021, we withdrew $40,050 of interest earned on the Trust Account to pay for our tax obligations.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable), to complete the merger. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete the merger, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. As of March 31, 2021, we had cash of $171,208 held outside of the Trust Account.

In order to fund working capital deficiencies or finance transaction costs in connection with the merger, the Sponsor, an affiliate of the Sponsor, or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete the merger, we would repay such loaned amounts. In the event that the merger does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Private Placement Warrants, at a price of $1.00 per warrant at the option of the lender. As of March 31, 2021, we had cash of $171,208 held outside of the Trust Account and working capital deficit of $3,779,605. Until the consummation of a business combination, we will be using the funds not held in the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. Our Sponsor, officers, directors or their affiliates are not under any obligation to advance us funds, or to invest in us. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern.

Related Party Transactions

Founder Shares

In June 2018, the Sponsor purchased 125,000 Founder Shares for an aggregate price of $25,000. In September 2018, we effectuated a 69-for-1 forward stock split of our Class B common stock, resulting in an aggregate of 8,625,000 Founder Shares outstanding, of which an aggregate of up to 1,125,000 shares were subject to forfeiture to the extent the underwriters’ over-allotment option was not exercised in full or in part. As adjusted for the 1.1 for 1 stock dividend in October 2019 (see below), such amounts totaled 9,487,500 Founder Shares outstanding, of which 1,237,500 shares were subject to forfeiture. In April 2019, the Sponsor contributed back to us, for no consideration, 1,581,250 Founder Shares (as adjusted for the 1.1 for 1 stock dividend in October 2019), resulting in an aggregate of 7,187,500 Founder Shares outstanding, of which an aggregate of up to 937,500 shares were subject to forfeiture. In October 2019, we effected a 1.1 for 1 stock dividend for each share of Class B common stock outstanding, resulting in an aggregate of 7,906,250 Founder Shares outstanding, of which an aggregate of up to 1,031,250 shares were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Sponsor will own, on an as-converted basis, approximately 20% of our issued and outstanding shares after the initial public offering. The Founder Shares will automatically convert into Class A common stock upon the consummation of a business combination on a one-for-one basis, subject to adjustments as described in Note 8 to our audited financial statements included in this proxy statement/consent solicitation statement/prospectus. In connection with the underwriters’ exercise of the over-allotment option in full, 1,031,250 Founder Shares are no longer subject to forfeiture.

Pursuant to the Sponsor Support Agreement entered into among BlackSky, Osprey and the Sponsor, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, subject to certain limited exceptions, not to transfer, assign or sell 50% of its Founder Shares (and shares of Class A common stock issued upon conversion) for seven years, or until their earlier release in two tranches (each equal to approximately one-half of the restricted Founder Shares held by the Sponsor) in the event the Osprey Class A common stock reaches a trading price of $15.00 and $17.50, respectively, for 10 of any 20 consecutive trading days after the closing of the merger involving BlackSky. The release of the transfer restrictions will be automatically accelerated if the Company completes a change in control transaction that results in a trading price or consideration payable with respect to a share of Osprey Class A common stock exceeding $10.00, as equitably adjusted for any stock split, reverse stock split, cash dividend, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction. Additionally, pursuant to the Sponsor Support Agreement, the Sponsor has agreed, with respect to certain warrants, not exercise any such warrants unless and until Osprey common stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Promissory Note—Related Party

On September 12, 2018, we issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Sponsor agreed to loan us an aggregate of up to $300,000 to cover expenses related to the initial public offering. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the initial public offering. The outstanding balance under the Promissory Note in the amount of $224,992 was repaid in full on November 5, 2019.

Administrative Support Agreement

We entered into an agreement whereby, commencing on November 5, 2019, we agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the merger or our liquidation, we will cease paying these monthly fees. For the three months ended March 31, 2021 and the year ended December 31, 2020, we incurred and paid $30,000 and $120,000 in fees for these services, respectively.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor, an affiliate of the Sponsor, or our officers and directors may, but are not obligated to, loan to us funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a business combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a business combination does not close, we may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Critical Accounting Policies and Estimates

The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liability

We account for the warrants issued in connection with our Initial Public Offering in accordance with the guidance contained in ASC 815-40-15-7D under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

Class A Common Stock Subject to Possible Redemption

We account for common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Income Per Common Share

We apply the two-class method in calculating earnings per share. Net income (loss) per common share, basic and diluted for Class A common stock subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted average number of shares of Class A common stock subject to possible redemption outstanding for the period. Net income (loss) per common share, basic and diluted for non-redeemable common stock is calculated by dividing net loss less income attributable to Class A common stock subject to possible redemption, by the weighted average number of shares of non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. Upon completion of the merger or our liquidation, we will cease paying these monthly fees.

In addition, we have an agreement to pay the underwriters a deferred fee of $11,068,750. The deferred fee will become payable to the representatives of the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Quantitative and Qualitative Disclosures About Market Risk

As of March 31, 2021, we were not subject to any market or interest rate risk. Following the consummation of our initial public offering, the net proceeds of our initial public offering, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to (1) the actual beneficial ownership of Osprey’s Class A common stock and Class B common stock, as of March 31, 2021, and (2) the expected beneficial ownership of New BlackSky Class A common stock immediately following the merger (assuming a no redemption scenario and maximum redemption scenario): for (i) each person known or expected to be the beneficial owner of more than 5% of Osprey’s outstanding common stock or of New BlackSky Parent Class A common stock, (ii) each current executive officer and director of Osprey, (iii) each person who will be an executive officer or director of New BlackSky Parent and (iv) all current executive officers and directors of Osprey as a group pre-merger and all executive officers and directors of New BlackSky Parent as a group after the merger.

As of March 31, 2021, Osprey had 31,625,000 shares of Class A common stock outstanding and 7,906,250 shares of Class B common stock outstanding.

The pre-merger number of shares and the percentages of beneficial ownership below are based on the number of shares of Osprey common stock issued and outstanding as of March 31, 2021. In computing the pre-merger number of shares of common stock beneficially owned by a person and the percentage ownership of such person, Osprey deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of March 31, 2021. Osprey did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of shares of New BlackSky Parent Class A common stock immediately following consummation of the merger, assuming none of the public shares is redeemed, is based on an aggregate of 132,220,905 shares of New BlackSky Parent Class A common stock (based on an exchange ratio of (i) 0.0873 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class A common stock, (ii) 0.0873 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class A preferred stock, (iii) 0.1106 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class B preferred stock, (iv) 0.2629 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class B-1 preferred stock, (v) 0.4797 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class C preferred stock, (vi) 0.0873 shares of New BlackSky Parent Class A common stock for each BlackSky option that is currently exercisable or exercisable within 60 days of March 31, 2021, and (vii) the 2021 Bridge Notes convert at a price of $0.6984 per share of New BlackSky Parent Class A common stock) to be issued and outstanding immediately following the closing of the merger, which assumes the following: (A) none of the persons set forth in the table below has purchased or purchases shares of Osprey common stock (prior to closing of the merger) or New BlackSky Parent Class A common stock (after closing of the merger), other than in relation to the PIPE Investment; (B) 18,000,000 shares of New BlackSky Parent Class A common stock are issued to PIPE Investors; (C) 92,550,163 shares of New BlackSky Parent Class A common stock are issued to the holders of BlackSky common stock (including shares of BlackSky common stock issuable upon the exercise of the BlackSky options and assuming that all shares of BlackSky Class B common stock are converted to cash in the merger); (D) 7,906,250 shares of Osprey Class B common stock are converted into 7,906,250 shares of New BlackSky Parent Class A common stock on a one-to-one basis at the consummation of the merger; and (E) Osprey does not issue any additional equity securities prior to the effective time of the merger.

The expected beneficial ownership of shares of New BlackSky Parent Class A common stock immediately following the consummation of the merger, assuming the maximum of 31,305,698 public shares is redeemed, is based on an aggregate of 100,915,207 shares of New BlackSky Parent Class A common stock based on an exchange ratio of (i) 0.0873 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class A common stock, (ii) 0.0873 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class A preferred stock, (iii) 0.1106 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class B preferred stock, (iv) 0.2629 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class B-1 preferred stock, (v) 0.4797 shares of New BlackSky Parent Class A common stock for each share of BlackSky Class C preferred stock, (vi) 0.0873shares of New BlackSky Parent Class A common stock for each BlackSky option that is currently exercisable or exercisable within 60 days of March 31, 2021, and (vii) the 2021 Bridge Notes convert at a price of $0.6984 per share of New BlackSky Parent Class A common stock) to be issued and outstanding immediately following the closing of the merger, which assumes the following: (A) none of the persons set forth in the table below has purchased or purchases shares of Osprey common stock (prior to closing of the merger) or New BlackSky Parent Class A common stock (after closing of the merger), other than in relation to the PIPE Investment; (B) 18,000,000 shares of New BlackSky Parent Class A common stock are issued to the PIPE Investors; (C) 92,550,163 shares of New BlackSky Parent Class A common stock are issued to the holders of BlackSky common stock (including shares of BlackSky common stock issuable upon the exercise of the BlackSky options and assuming that all shares of BlackSky Class B common stock are converted to cash in the merger); (D) 7,906,250 shares of Osprey Class B common stock are converted into 7,906,250 shares of New BlackSky Parent Class A common stock on a one-to-one basis at the consummation of the merger; and (E) Osprey does not issue any additional equity securities prior to the merger.

The table does not reflect record or beneficial ownership of any outstanding Osprey warrants or BlackSky RSUs as no Osprey warrants or BlackSky RSUs are exercisable within 60 days of March 31, 2021.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Pre-Merger						Post-Merger
5% or Greater Beneficial Owner(1)	Class A		Class B		Combined Voting Power(14)		Assuming No Redemptions(16)		Assuming Maximum Redemption(16)
	Shares	%	Shares(2)%		Shares	%	Number of Shares(15)%		Number of Shares(15)%
Principal Stockholders:
Osprey Sponsor II, LLC(3)	—	—	7,906,250	100.0%	7,906,250	20.0%	7,906,250	6.0%	7,906,250	7.5%
Aristeia Capital, L.L.C(4)	2,007,197	6.3%			2,007,197	5.1%	2,007,197	1.5%	—	—
Glazer Capital, LLC(5)	3,297,227	10.4%			3,297,227	8.4%	3,297,227	2.5%	—	—
Magnetar Financial LLC(6)	2,028,372	6.4%			2,028,372	5.1%	2,028,372	1.5%	—	—
HGC Investment Management Inc.(7)	2,599,900	8.2%	—	—	2,599,900	6.6%	2,599,900	2.0%	—	—
Entities affiliated with Mithril LP(8)	—	—	—	—	—	—	18,150,546	13.7%	18,150,546	17.2%
RRE Ventures VI, LP(9)	—	—	—	—	—	—	5,614,791	4.2%	5,614,791	5.3%
Seahawk SPV Investment LLC(10)	—	—	—	—	—	—	16,195,349	12.2%	16,195,349	15.3%
VCVC IV LLC(11)	—	—	—	—	—	—	9,670,928	7.3%	9,670,928	9.2%
Directors and Executive Officers of Osprey Pre-Merger:
Edward E. Cohen	—	—	—	—	—	—	—	—	—	—
Jonathan Z. Cohen(3)	—	—	7,906,250	100.0%	7,906,250	20.0%	7,906,250	6.0%	7,906,250	7.5%
David DiDomenico	—	—	—	—	—	—	—	—	—	—
Jeffrey F. Brotman	—	—	—	—	—	—	—	—	—	—
William Fradin	—	—	—	—	—	—	—	—	—	—
Savneet Singh	—	—	—	—	—	—	—	—	—	—
Robert Henske	—	—	—	—	—	—	—	—	—	—
Richard Reiss, Jr.	—	—	—	—	—	—	—	—	—	—
Robert Tinker	—	—	—	—	—	—	—	—	—	—
Directors and executive officers of Osprey Pre-Merger as a group (nine individuals)	—	—	7,906,250	100.0%	7,906,250	20.0%	7,906,250	6.0%	7,906,250	7.5%
Directors and Executive Officers of New BlackSky Parent After the Merger:
Brian Daum(12)	—	—	—	—	—	—	—	—	—	—
Brian O’Toole(13)	—	—	—	—	—	—	—	—	—	—
William Porteous(9)	—	—	—	—	—	—	—	—	—	—
David DiDomenico	—	—	—	—	—	—	—	—	—	—
Directors and executive officers of New BlackSky Parent After the Merger as a group (three individuals)	—	—	—	—	—	—	—	—	—	—

*	Less than one percent.
(1)

This table is based on 39,531,250 shares of Osprey common stock outstanding at March 31, 2021, of which 31,625,000 were shares of Class A common stock and 7,906,250 were shares of Class B common stock. Except as described in the footnotes below and subject to applicable community property laws and similar laws, Osprey believes that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise noted, the business address of each of the following entities or individuals is c/o Osprey Technology Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

(2)

Shares of Osprey Class B common stock are referred to as “Founder Shares”. The Founder Shares will convert into New BlackSky Parent Class A common stock at the time of the merger, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Beneficial ownership of Osprey Class B common stock reflected in this table has not been also reflected as beneficial ownership of the Class A common stock into which such shares may be converted.

(3)

Represents the holdings of Osprey Class A common stock of Osprey Sponsor II, LLC (the “Sponsor”) subsequent to the one-for-one conversion of the Sponsor’s Osprey Class B common stock into Osprey Class A common stock immediately prior to the consummation of the merger, including those shares subject to performance targets. The shares beneficially owned by the Sponsor may also be deemed to be beneficially owned by Mr. Jonathan Z. Cohen. Mr. Jonathan Z. Cohen is the managing member of the Sponsor, and as such Mr. Jonathan Z. Cohen has voting and investment discretion with respect to the shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of shares held directly by the Sponsor. Mr. Jonathan Z. Cohen disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(4)

Shares beneficially owned are based on a Schedule 13G filed with the SEC on February 16, 2021 by Aristeia Capital, L.L.C. (“Aristeia”). According to the Schedule 13G, Aristeia is the investment manager of, and has voting and investment control with respect to the securities described herein held by, one or more private investment funds. The address for Aristeia is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(5)

Shares beneficially owned are based on a Schedule 13G filed with the SEC on February 16, 2021 by Glazer Capital, LLC (“Glazer Capital”) and Mr. Paul J. Glazer (“Mr. Glazer” and, collectively with Glazer Capital, the “Glazer Parties”). According to the Schedule 13G, Mr. Glazer serves as the managing member of Glazer Capital which serves as investment manager of certain funds and managed accounts (collectively, the “Glazer Funds”) which hold the 3,297,227 shares. According to the Schedule 13G, each of the Glazer Parties has shared voting and shared dispositive power over the 3,297,227 shares. The address of each of the Glazer Parties is 250 West 55th Street, Suite 30A, New York, New York 10019.

(6)

Shares beneficially owned are based on a Schedule 13G/A filed with the SEC on February 12, 2021 on behalf of each of the following person (collectively, the “Magnetar Parties”): Magnetar Financial LLC (“Magnetar Financial”); Magnetar Capital Partners LP (“Magnetar Capital Partners”); Supernova Management LLC (“Supernova Management”); and Alec N. Litowitz (“Mr. Litowitz”) reporting ownership of 2,028,372 of Osprey’s units (“Units”) consisting of one share of Class A common stock and one-half of one redeemable warrant. According to the Schedule 13G/A, it relates to the Units held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Systematic Multi-Strategy Master Fund Ltd (“Systematic Master Fund”), Magnetar Capital Master Fund Ltd, (“Master Fund”) and Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) (collectively the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Units held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz. According to the Schedule 13G/A, each of the Magnetar Parties has shared voting and shared dispositive power over the 2,028,372 Units. The address of each of the Magnetar Parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(7)

Shares beneficially owned are based on information contained in a Schedule 13G filed with the SEC on February 14, 2020 by HGC Investment Management Inc. (“HGC Management”). HGC Management serves as the investment manager of HGC Arbitrage Fund LP (“HGC Fund”) with respect to the shares of Class A common stock held by HGC Management on behalf of the HGC Fund. The business address of HGC Management is 366 Adelaide, Suite 601, Toronto, Ontario, M5V 1R9 Canada.

(8)

Consists of (i) 10,076,039 shares held by Mithril LP and (ii) 8,074,507 shares held by Mithril II LP. Mithril Capital Management LLC (“MCM”) is a management company that manages Mithril LP and Mithril II LP, and is appointed by Mithril GP LP (“GP I”), the general partner of Mithril LP, and Mithril II GP LP (“GP II”), the general partner of Mithril II LP, each of which has formal control over its respective fund. Peter Thiel and Ajay Royan are the members of the investment committees of GP I and GP II. The investment committees make all investment decisions with respect to these entities and may be deemed to share voting and investment power over the securities held by Mithril LP and Mithril II LP. The address of each of the Mithril entities and Mr. Royan is c/o Mithril Capital Management, LLC, 600 Congress Ave., Suite 3100, Austin, Texas 78701. The address of Mr. Thiel is c/o Thiel Capital LLC, 9200 Sunset Boulevard, Suite 1110, West Hollywood, California 90069.

(9)

Voting and investment decisions for shares beneficially owned by RRE Ventures VI, LP are shared by five individuals (one of whom is William Porteous) who are members of RRE Ventures VI GP, LLC, the general partner of RRE Ventures VI, LP. The address for these entities is c/o RRE Ventures 130 East 59th Street, 17th Floor, New York, New York 10022.

(10)

Seahawk SPV Investment LLC (“Seahawk”) is the record holder of such shares. Seahawk is a direct wholly-owned subsidiary of Thales Alenia Space US Investment LLC (“TAS US”), which, in turn, is a wholly-owned subsidiary of Thales Alenia Space S.A.S (“TAS”). TAS is a joint venture whose majority owner is Thales S.A., a French public company (“Thales”). By reason of their relationships, TAS US, TAS and Thales may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of the shares held by Seahawk and may be deemed to have shared beneficial ownership of the shares held directly by Seahawk. The address of Seahawk is 2733 South Crystal Drive, Suite 1200, Arlington, California 22202. The address of TAS US is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The address of TAS is 100 Bd du Midi – 06150 Cannes la Bocca - France. The address of Thales is Tour Carpe Diem, 31 Place des Corolles, Esplanade Nord – 92400 Courbevoie – France.

(11)

VCVC Management IV LLC (“VCVC Management”) serves as the Manager of VCVC IV LLC (“VCVC IV“) and Cougar Investment Holdings LLC (“Cougar”) serves as the Managing Member of VCVC Management. Cougar has sole voting and dispositive power over the shares held by VCVC IV. Both of VCVC Management and Cougar disclaims, for purposes of Section 16 of the Securities Exchange Act of 1934, beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that either of VCVC Management or Cougar is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. The address for the foregoing entities is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104.

(12)	The address of Mr. O’Toole is c/o BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, Virginia 20171.
(13)	The address of Mr. Daum is c/o BlackSky Holdings, Inc., 13241 Woodland Park Road, Suite 300, Herndon, Virginia 20171.
(14)	Prior to the merger, represents the shares and percentage of voting power of Osprey Class A common stock and Class B common stock voting together as a single class, assuming no redemptions.

(15)	After the merger, shares represent New BlackSky Parent Class A common stock and includes the shares issued to PIPE Investors and shares issued as merger consideration.
(16)

The “Assuming No Redemptions” column presentation assumes that no Osprey public stockholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in Osprey’s Trust Account and the “Assuming Maximum Redemption” column presentation assumes that Osprey public stockholders (other than the 5% shareholders named above) holding 31,305,968 of Osprey’s public shares exercise their redemption rights and that such shares are redeemed for their pro rata share of the funds in Osprey’s Trust Account.

INFORMATION ABOUT BLACKSKY

Business Overview

BlackSky is a leading provider of real-time geospatial intelligence, imagery and related data analytic products and services and mission systems. We monitor activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging our own satellite constellation. We process millions of observations from our constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. Our on-demand constellation of satellites can image a location multiple times throughout the day. We monitor for pattern-of-life anomalies to produce alerts and enhance situational awareness. Our monitoring service is powered by cutting-edge compute techniques including machine learning and artificial intelligence. Our global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup.

Our proprietary satellite constellation enables high-frequency observation of the Earth. Once our constellation is fully deployed with 30 satellites, we anticipate that we will be able to revisit targeted locations on Earth every 30 minutes achieving what we consider to be “real-time” Earth observation. The data we collect from our constellation and other sources populates a proprietary data repository through which our geospatial data and analytics platform derives unique insights and business observations that we deliver to our customers. The combination of our high-revisit small satellite (“smallsat”) constellation with our platform is disrupting the market for geospatial imagery and space-based data and analytics.

Be the First to Know

Our vision is to build the world’s leading geospatial data and analytics platform. We plan to capitalize on a secular market shift away from static/low frequency geospatial solutions toward on-demand access of real-time geospatial intelligence.

Our mission is to enable our existing and future customers to improve critical outcomes by incorporating BlackSky’s proprietary real-time geospatial intelligence and analytics into their decision-making processes at a lower total cost. We can deliver our proprietary geospatial imagery on demand at a lower cost than legacy providers due to our lower per square kilometer cost and smaller order size.

We were founded in 2014. Our corporate headquarters is located in Herndon, Virginia. Our satellite manufacturing joint venture, LeoStella, a partnership with Thales Alenia Space, is located in Tukwila, Washington.

Our Platform

We have built a constellation of high-resolution, high-revisit low earth orbit (“LEO”) smallsats. Our constellation is optimized to provide high-frequency monitoring of important strategic and economically relevant locations around the world. Unlike legacy imaging satellites, we can collect images throughout the day at high revisit rates, enabling us to see events as they are happening and therefore detect and understand change, and provide critical real-time information to our customers.

Our current constellation consists of six LEO smallsats in commercial operations. We currently collect hundreds of images each day at a revisit rate of two to three times per day. As our satellite constellation grows the amount of data we collect will scale, and we expect our revisit rate will improve. As of May 1, 2021, we have 13 smallsats in production at LeoStella. We recently announced an agreement with Rocket Lab to launch five missions carrying a total of nine satellites in 2021. As a result, by year end we expect our constellation will achieve an average revisit rate of once per hour for targeted locations on Earth and will be able to deliver our data and analytics to customers within approximately 90 minutes.

Our satellite constellation is supported by our proprietary autonomous mission operations software and our global ground station network. As of April 1, 2021 we have a network of eight ground stations and plan to add two additional ground stations by the end of 2021. Our mission operations software processes tasking requests from our customers and optimizes collection across our constellation. Our customers can task our satellites and request related analytics through our web-based user interface from their desktops or mobile devices or programmatically through our application programming interface (“API”). In addition, our platform provides autonomous tasking, mission planning, command and control services, health and safety monitoring of our constellation, and automated generation and distribution of image and imagery derived products.

Our platform is built for scalability. We are cloud-based, built on Amazon Web Services. Our platform offers a full software stack that includes a data and sensor integration layer, an extract, transform, load (“ETL”) layer, an analytics layer that hosts our artificial intelligence (“AI”) and machine learning (“ML”) algorithms, an application layer for our customers, an API framework for developers and our global intelligence database that captures sensor data.

Our Key Services and Products

We generate revenue through services offerings, which include imagery services and data, software and analytics, including associated professional services, and product offerings which include engineering and integration.

•	Service Offerings:

•

Imagery Services: We offer our customers high-revisit, on-demand satellite imaging solutions. The combination of our proprietary small satellite constellation and our platform provides our customers with dawn-to-dusk autonomous tasking, processing and delivery of satellite imagery.

•

Data, Software and Analytics: Through our platform, we also offer site monitoring and event monitoring services and associated data analytics to help customers interpret the data we generate as well as third party satellite and sensor data that we resell. Our monitoring services are focused on specific sites of interest such as airports, marine ports, mining and energy facilities, transportation infrastructure, rights of way and borders. We provide analytics, reporting, and alerting services on economic or operational activity, crisis events and man-made or natural changes. Our event monitoring services are continuously processing a wide range of sensor data and news feeds to detect important global activities that are important to our customers. In addition, we provide technology-enabled professional service solutions related to software development and integration, technical feasibility, and data management and analytics services, all designed to help improve the utilization of our core products and services.

•	Product Offerings

•

Engineering and Integration: We provide engineering and integration services to the customers who are integrating our capabilities into their operations, who need our assistance on strategic research and development or who wish to obtain bespoke space capabilities.

Our Customers

Geospatial intelligence plays an increasingly critical role in decision making for government and commercial organizations. To compete effectively in today’s data-driven market environment, organizations of all sizes and industries face a growing need for timely and affordable geospatial intelligence. To meet these customer demands, next generation geospatial intelligence platforms must have the ability to deliver situational awareness, location intelligence and insights into events and activities as they are happening.

•

Defense & Intelligence (“D&I”): We sell to multiple US and foreign government agencies that span defense, intelligence, and federal and civilian agencies. Our intelligence customers include the National

Geospatial-Intelligence Agency (“NGA”) and the National Reconnaissance Office (“NRO”). We also have contracts across a range of other Department of Defense customers that include the Air Force and Army. In addition, we sell directly or through resellers to international government customers in the Middle East, Asia Pacific, and Canada. Our resellers include Apollo Mapping, Astraea Inc., Beattie Geospatial Intelligence Consulting LTD, Bluesky, GTT Netcorp, Geospatial Insight Ltd, Geospatial Intelligence Pty Ltd, Intelsat General Communications LLC, Japan Space Imaging Corporation, ST Engineering Geo-Insights PTE LTD, Trid Pacific and Ursa Space Systems Inc.

•

Commercial: Commercial customers represent a small but important portion of our business to date. We intend to expand and scale our sales to commercial customers by targeting a wide range of end markets in which we anticipate rapidly growing demand for geospatial intelligence, including energy and utilities, insurance, mining and manufacturing, agriculture, environmental, engineering and construction, and supply chain. We expect commercial sales to be a material part of our overall sales by 2025.

Our Satellite Constellation

We develop, manufacture and operate a constellation of proprietary smallsats that are purpose-built to serve our mission and that form the foundation of our platform. Our constellation is currently composed of six smallsats in commercial operations that each weigh about 50 kg and are comparable in size to a miniature refrigerator. We plan to have 14 satellites on orbit and in commercial operations by the end of the year and aim ultimately to achieve a full deployment of approximately 30 smallsats on orbit by 2025. Our constellation is designed to collect high-revisit, high-resolution imagery from dawn-to-dusk. Our satellites currently collect imagery at an average resolution of 1.0 meter. Our next generation satellites, Gen-3, are designed to deliver 50 cm imaging performance, which we believe satisfies the “sweet spot” of customer demand for imaging applications. The combination of high-resolution smallsats, deployed as a high-revisit and flexible constellation, enables us to generate high-quality, valuable data for our customers and to earn an attractive return on invested capital.

Our smallsats are cost efficient. They are designed from the ground up to optimize performance per unit cost. We can deliver our proprietary geospatial imagery on demand at a lower cost than legacy providers due to our lower per square kilometer cost and smaller order size.

We are vertically integrated and manufacture our satellites through LeoStella, our 50%-owned satellite manufacturing joint venture with Thales Alenia Space, which is itself a joint venture between Thales Group and Leonardo S.p.A. LeoStella facilities are capable of manufacturing 40 satellites per year. Our vertical integration enables us to control our satellites through design, manufacturing and operation. LeoStella also enables us to benefit from a commercial partnership with Thales Alenia Space and to learn from and leverage their manufacturing expertise.

Our Software Stack

We provide our customers with access to our imaging, monitoring, analytics and API services through a proprietary software stack designed to utilize the data we generate and to deliver actionable insights and analytics to our customers. Our platform can process myriad data sources including our smallsat constellation imagery, third-party Internet of Things sensor data and other inputs such as news feeds. Our software stack can compile, analyze and deliver data for various customer applications. We leverage AI and ML to enable our platform to deliver actionable insights and meaningful intelligence data.

We believe that we will benefit from a “flywheel effect” as we continuously expand and enrich our proprietary data repository. As we collect data, we establish a baseline view of important conditions around the world. As our data repository increases, the incremental data we receive becomes more valuable to us because we can compare new data to an increasingly robust baseline awareness that will enable us to detect and understand changes or anomalies.

Our platform is customer-validated and operational after multiple years of development and investment. We have designed our software stack with a strong focus on API compatibility to enable developers to easily integrate our software with our customers’ information technology platforms. We want our customers to be able to access our platform easily and with minimal incremental technology investment. Software development is an important focus for our future as our platform is the key to turning our geospatial images and data into actionable insights that improve and enhance our customers’ business processes and decisions.

Total Addressable Market

We operate in a large and growing market. The space data and analytics market is benefiting from an increase in demand as geospatial intelligence plays an increasingly critical role in decision making for D&I agencies and commercial organizations. We are well-positioned to capitalize on the rapid shift from static/low-frequency geospatial intelligence solutions to on-demand access to real-time geospatial intelligence.

D&I customers are reliant on geospatial imaging and intelligence solutions to monitor key changes around the globe, including the activities of potentially hostile actors and event monitoring at key strategic locations. Commercial customers are also turning to geospatial solutions for a variety of applications and increasingly rely on rapid access to geospatial data related to emerging events for key decision making. Commercial end markets that we expect to expand their usage of geospatial intelligence include: energy and utilities, insurance, mining and manufacturing, agriculture, environmental, engineering and construction, and supply chain.

The increase in demand for geospatial imaging and intelligence at a time of stagnating satellite capacity has resulted in a capacity-constrained market. We believe that legacy satellite imaging solutions may not be sufficient to provide the capacity needed to meet the growing demand as their aging constellations are being replaced with lower capacity satellites. We expect there to be continued unmet demand in the market that will need to be addressed by emergent, disruptive solutions. We believe that we are a first mover and that we will be well-positioned to capture a significant portion of the growing space data and analytics market.

Our Competitive Differentiation

We believe that we are well-positioned to compete with legacy satellite imaging providers and other emergent geospatial intelligence providers. Key elements of our competitive differentiation include the following:

•

Low-cost imagery capture. Our smallsat constellation is leveraging the disruptive economics of small satellites to enable us to capture data in a more cost-effective manner than legacy satellite imagery providers. We can deliver our proprietary geospatial imagery on demand at a lower cost than legacy providers due to our lower per square kilometer cost and smaller order size, which enables us to offer disruptive pricing levels and expand our customer base to commercial organizations that have previously been priced out of the geospatial intelligence market.

•

High revisit rate, dawn-to-dusk imagery collection. We have optimized our constellation to deliver high revisit collection capability. Today, we are capable of revisiting locations on Earth two to three times per day and expect to achieve a one-hour revisit rate by year end as we expand our constellation. Our high revisit rate combined with dawn-to-dusk collection will expand and improve the value of our data and insights.

•

On-demand delivery of low-cost geospatial analytics through subscription contracts to commercial customers. Geospatial intelligence and analytics have generally been prohibitively expensive for many commercial customers, with price points geared towards D&I end users. Our platform is designed to provide our services to commercial customers at a comparatively low cost, which we expect will expand our base of potential customers.

•	Proprietary, low-cost smallsat assembly. We design our satellites and manufacture them at LeoStella, our satellite manufacturing joint venture. Controlling the satellite production process from design through manufacturing enables us to upgrade our satellites during production with our proprietary technology and continuously improve our satellites’ capabilities, as well as build out and maintain our optimal constellation size at a relatively low cost.

•

Integration of proprietary and third-party sensor data. We are capable of integrating proprietary data from our satellite constellation with data taken from third party sensor networks. Combining these sources enables us to continuously grow our comprehensive database for our customers, positions us as a full-service geospatial data solution, and establishes us as a differentiated space data and analytics platform of choice.

•

Proprietary, cloud-based software stack. We designed our technology to scale easily with the growth of our business. Our software stack is built on Amazon Web Services and includes proprietary customer applications—such as an ETL layer, advanced AI/ML modules, and our API framework—to enhance our platform capability to scale and efficiently deliver meaningful data and relevant insights to our customers.

•

Continuously growing proprietary intelligence data repository. As our data repository grows, we expect to benefit from a flywheel effect where our baseline view of the world is supported by vast amounts of data, and any incremental data suggesting potential shifts becomes incrementally more valuable.

•

API kit for developers to build geospatial intelligence into next gen applications. Our software stack is designed to be flexible and user-friendly so that our customers are able to effectively utilize data and insights. We support our customers with a robust, flexible API kit that will enable them to integrate our capabilities into their existing platforms and applications, and that makes using our software increasingly easy to adopt going forward with relatively low upfront financial and time investment.

Our Growth Strategies

We are focused on empowering end users, developers, and channel partners and the organizations they serve to quickly and easily access and integrate real-time geospatial intelligence into their daily operations. Our growth strategy is driven by the following objectives:

•

Increase our overall customer base. We are beneficiaries of the expected acceleration of the secular shift towards real-time geospatial intelligence. We have the opportunity to expand our current customer base through a combination of direct and indirect sales strategies. We plan to expand our marketing efforts to increase demand for our platform and awareness of the BlackSky brand. We also plan to grow our direct sales teams and indirect sales channels. In 2021, our direct sales teams have focused on aligning to key market and customer opportunities with US and international D&I customers.

•

Expand within our current customer base. As our constellation grows and delivers additional imaging capacity and improved revisit performance, we expect that customers will increase their spending on imagery services. As customers buy additional imaging capacity, their need for analytics and access to other sensors will increase as well. We are well-positioned to leverage our analytical capabilities and access to external sensor networks to better serve our customers.

•

Continue to penetrate international markets. We have increased our focus on international markets. We believe that the global opportunity for real-time geospatial intelligence is significant and should continue to expand as organizations outside the United States seek to integrate high-revisit, high-resolution Earth observation into their operations.

•

Extend our value proposition. We intend to continue to improve the capabilities of our platform and to invest in innovation efforts and in category leadership. In 2020, we announced that we are developing our Gen-3 satellite, which will be designed to improve our imaging resolution to 50 cm and include short wave IR imaging technology for a broad set of imaging conditions, including nighttime, low-light and all-weather. We expect to complete a 30-satellite constellation during 2025, which will enable us to deliver 30-minute revisit performance for targeted locations on Earth. We plan to continue to invest in our software and research and development capabilities. We intend to focus on hiring top technical talent and maintaining an agile organization that focuses on core technology innovation. In particular, we intend to focus on advancing our software capabilities, including adding additional sensors, furthering the advancement of our AI/ML capabilities, and extending our robust API framework for our customers, partners, and developers.

•

Grow distribution channels and channel partner ecosystem. We plan to invest in distribution channels and in our relationships with technology partners, solution providers, strategic global system integrators, solution partners and value-added-resellers to help us enter into and expand in new markets while complementing our direct sales efforts. In March 2021, we signed a reseller agreement with ST Engineering Geo-Insights (“STEE”), which appointed STEE as an authorized reseller of BlackSky’s suite of satellite imaging and data analytics services in Southeast Asia. We have also established a Joint Cooperation and Marketing Agreement with Telespazio, one of the industry’s leading geospatial solutions providers, to co-market and sell our suite of satellite imaging and data analytics services in Europe.

•

Grow a third-party developer community. We plan to invest in expanding our platform and API framework to enable developers and solutions providers to integrate our imaging and analytic software services into their applications and business systems. We believe that a robust developer community and partnership network will accelerate our penetration into a wide range of commercial markets. By partnering with other leading vertically oriented software application vendors that want to leverage and enhance their solutions with geospatial intelligence, we will accelerate our expansion into the attractive commercial market.

MANAGEMENT OF BLACKSKY

Unless the context otherwise requires, all references in this section to “we”, “our”, “us” or “the Company” are intended to mean BlackSky and its consolidated subsidiaries prior to the merger.

Directors and Executive Officers

The below lists BlackSky’s executive officers and directors as of March 31, 2021.

Name	Age	Position
Brian O’Toole	57	President and Director
Brian Daum	54	Chief Financial Officer, Chief Operating Officer and Secretary
Will Porteous	48	Director
Shawn Dougherty	53	Director
Alan Kessler	63	Director
Ajay Royan	41	Director
Mark Spoto	52	Director

Executive Officers

Brian O’Toole has served as President of the Company since November 2018 and also assumed chief executive officer duties for BlackSky Global in January 2019. Prior to serving as our President, Mr. O’Toole served as our Chief Technology Officer from June 2016 to November 2018. In addition, Mr. O’Toole has served as a member of our board of directors since January 2019. Mr. O’Toole founded and served as the Chief Executive Officer of OpenWhere, Inc., a startup delivering global scale geospatial intelligence solutions to public and private sector customers, from July 2013 to June 2016, when the Company acquired OpenWhere, Inc. Prior to that, Mr. O’Toole served as the Chief Technology Officer of GeoEye Inc. from August 2008 to June 2013 where he led strategic efforts for developing and expanding technology, products, and solutions in geospatial intelligence and location-based services. Mr. O’Toole’s earlier roles include serving as the Vice President of Product Development at Overwatch Systems, founding and serving as the President of ITspatial, and serving as Technical Director and Systems Engineer at GE Aerospace for nine years. Mr. O’Toole received a B.S. in Computer Science from Clarkson University and a M.S. in Computer Engineering from Syracuse University. We believe Mr. O’Toole is qualified to serve as a member of our board of directors due to the experience and operational insight he brings as our President and founder and due to his extensive experience building and growing companies in the geospatial intelligence industry.

Brian Daum has served as our Chief Financial Officer and Chief Operating Officer since February 2019 and Secretary since October 2020. Prior to that, Mr. Daum served as Chief Financial Officer of Motionsoft Inc., a SaaS and payments processing company, from June 2017 to October 2018. Prior to that, Mr. Daum served as the Chief Financial Officer and Chief Operating Officer of Savi Technology Inc., a real-time supply chain visibility SaaS and sensor company, from January 2013 to May 2017. Mr. Daum’s earlier roles include serving as the Chief Financial Officer of Centrifuge System, Inc., and serving as the Chief Financial Officer and Chief Operating Officer of Arc Second, Inc. Mr. Daum received a B.S. in Accounting from Lehigh University and is a Certified Public Accountant.

Non-Employee Directors

Will Porteous has served as a member of our board since February 2015 and has served as Chairman of the board since December 2018. Mr. Porteous is a General Partner with RRE Ventures and also serves as the RRE Ventures’ Chief Operating Officer. During his 20-year career as an investor, Mr. Porteous has served on the boards of more than 20 companies. In addition to serving on our board, Mr. Porteous also currently serves as a director of BuzzFeed, Nanit, Paperless Post, Pattern, Pilot Fiber, Spire, Ursa Space Systems, and Wave.

Mr. Porteous is also Chairman of the Dockery Farms Foundation, which he founded. From 2003 to 2018, Mr. Porteous served as an Adjunct Professor at Columbia Business School where he taught a course on venture capital. Mr. Porteous holds an M.B.A. from Harvard University, an M.S. from the London School of Economics, and a B.A. with Honors from Stanford University. We believe Mr. Porteous’s experience at RRE Ventures and his extensive service on the boards of other technology companies qualifies him to serve on our board of directors.

Ajay Royan has served as a member of our board since June 2016. Mr. Royan is the Managing General Partner and Founder of Mithril Capital Management LLC (“Mithril”) since June 2012. Mr. Royan has led investments in innovative companies across multiple industries, including robotics, healthcare and bio-technology, semiconductors, enterprise software, fintech, and fusion energy. He serves on the boards of many of Mithril’s portfolio companies. Previously, Mr. Royan was a Managing Director of Clarium Capital Management, where he focused on growth equity investments. Mr. Royan serves on the Science Advisory Board of the Oak Ridge National Laboratory, the board of directors of Fulbright Canada and the Presidents’ Circle of the National Academies of Science, Engineering, and Medicine. Mr. Royan holds a B.A. from Yale University. We believe Mr. Royan’s experience at Mithril and his extensive service on the boards of other technology companies qualifies him to serve on our board of directors.

Mark Spoto has served as a member of our board since December 2018. Mr. Spoto is a Co-Founder and General Partner at Razor’s Edge Ventures (“Razor’s Edge”), a multi-stage investment firm that invests in technology companies solving significant challenges in national security and high-growth commercial markets where he has been a partner since 2011. Prior to Razor’s Edge, Mr. Spoto was a partner at the national technology law firm of Cooley LLP. Mr. Spoto serves on the boards of directors of 908 Devices Inc. (Nasdaq: MASS), a developer of handheld and desktop mass spectrometry devices, as well as several private companies, including HawkEye 360 and Ursa Space Systems. Mr. Spoto holds a B.S. in Aerospace Engineering from Boston University and a J.D. from Georgetown University Law Center. We believe Mr. Spoto’s financial and investment expertise and his significant legal, managerial and corporate governance expertise qualifies him to serve on our board of directors.

Shawn Dougherty has served as a member of our board since July 2019 and has been Managing Partner of investment group Apogee LLC since 2013. Mr. Dougherty is Director for New Source Development at Cabinetworks Group and served as an international growth consultant to private equity firm American Industrial Partners for its portfolio of companies since 2020. Prior to this, Mr. Dougherty spent 25 years with Northwest Hardwoods, originally held by Weyerhaeuser Corporation, as the Director of Asia and led the company’s market growth in the region and guided global import strategy for specific product lines. Mr. Dougherty holds a B.A. in international economics from the University of California at Los Angeles and is fluent in Mandarin and French. We believe Mr. Dougherty’s successful track record of leading market growth coupled with his expertise in navigating the complexities of global commerce qualify him to serve on our board of directors.

Alan Kessler has served as a member of our board since May 2019. Mr. Kessler has been a board member and advisor to Thales Defense & Security, Inc. since May 2019. He also has been an advisor to Jackson Square Ventures since January 2017 and a board member of SpyCloud Inc., an account takeover prevention and fraud investigation tools company, since September 2017. Prior to that, he was Chief Executive Officer of Thales e-Security, a global provider of digital trust management and data protection solutions, from March 2016 to December 2017. Prior to that, he was Chief Executive Officer of Vormetric, a data security company, from November 2012 to March 2016. Mr. Kessler holds an MBA from University of California, Berkeley, Haas School of Business and a B.S. in Business and Finance from San Jose State University. We believe Mr. Kessler’s extensive management experience of technology companies qualifies him to serve on our board of directors.

Executive Compensation

BlackSky’s named executive officers for the year ended December 31, 2020, consisting of its principal executive officer and its other executive officer, were:

•	Brian O’Toole, President; and

•	Brian Daum, Chief Financial Officer and Chief Operating Officer.

Summary Compensation Table

The following table shows the compensation earned by our named executive officers for the fiscal year ended December 31, 2020.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	All other compensation ($)(3)	Total ($)
Brian O’Toole	2020	375,000	425,750	8,462	5,500	814,712
President

Brian Daum	2020	275,000	137,500	6,347	17,200	436,047
Chief Financial Officer and Chief Operating Officer

(1)

Amounts reflect bonus payments earned in 2019 and paid in 2020. With respect to Mr. O’Toole, the amount reported for 2020 includes a retention bonus payment of $238,250 paid in 2020 pursuant to his Executive Employment Agreement.

(2)

Amounts represent the aggregate grant-date fair value of restricted stock awards granted to each named executive officer, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. See Note 2 to BlackSky’s audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the assumptions made by BlackSky in determining the grant-date fair value of BlackSky’s equity awards.

In addition, in connection with the May 2020 stock option exchange, the executive officers’ eligible stock options were converted to restricted stock awards with the same time-based vesting terms. There was incremental fair value calculated in accordance with FASB ASC Topic 718 with respect to this exchange, resulting in incremental fair value of $4,930 for Mr. O’Toole and $3,697 for Mr. Daum.

(3)

For Mr. O’Toole, the “All other compensation” amount reported for 2020 consists of a tax gross-up for the costs associated with restricted stock awards. For Mr. Daum, the “All other compensation” amount reported for 2020 consists of (i) a tax gross-up for the costs associated with restricted stock awards, (ii) employer 401(k) plan contributions, and (iii) monthly mobile phone and data allowances.

Components of Executive Officer Compensation

For 2020, the compensation program for BlackSky’s named executive officers consisted of a base salary, target cash incentive bonus awards and grants of equity awards. Base salary is set at a level that is commensurate with the executive’s respective duties and authorities, contributions, prior experience and sustained performance. Annual target cash incentive bonus awards for named executive officers were paid out at target in respect of 2020.

Equity awards granted in 2020 to our named executive officers were made in the form of restricted stock awards under the BlackSky 2014 Plan (as defined below).

Current Employment Agreements with Named Executive Officers

Brian O’Toole

On January 3, 2019, Mr. O’Toole entered into an executive employment agreement with the Company, then known as Spaceflight Industries, Inc., to serve as its President be assigned the duties of chief executive officer of BlackSky Global LLC. The executive employment agreement provides for at-will employment and generally includes Mr. O’Toole’s initial base salary, annual bonus opportunity and an initial equity award grant.

Subject to certain conditions noted in the executive employment agreement, upon termination without Cause or a resignation for Good Reason (each as defined in the executive employment agreement), Mr. O’Toole will be entitled to, among others (i) continuing severance pay at a rate equal to one-hundred percent (100%) of his monthly base salary, as then in effect (less applicable withholdings), for a period of six (6) months from the date of such termination, (ii) reimbursement for COBRA premiums for such coverage (at the coverage levels in effect immediately prior to termination) for 6 months following termination and (iii) an amount equal to Mr. O’Toole’s then-applicable Target Bonus (as defined in the executive employment agreement) opportunity, prorated based on a fraction equal to the number of days that Mr. O’Toole remained employed during the year in which the termination or resignation occurs, divided by 365. In addition to the foregoing, if such termination without Cause or for Good Reason occurs within 12 months following a Change in Control (as defined in the BlackSky 2014 Plan, and which will include the merger), then Mr. O’Toole will also be entitled to accelerated vesting of all outstanding equity awards pursuant to the terms of the amended and restated agreements relating to such awards.

If the payments and benefits provided to Mr. O’Toole under his executive employment agreement constitute “parachute payments” within the meaning of the Code and are subject to the excise tax imposed by section 4999 of the Code, then the payments and benefits will be either (i) delivered in full or (ii) delivered to such lesser extent as would result in no portion of such amounts being subject to such excise tax, whichever results in the greatest after -tax amount to Mr. O’Toole.

Mr. O’Toole’s executive employment agreement requires Mr. O’Toole to agree to and comply with certain confidentiality, intellectual property and arbitration provisions, a 12-month non-competition provision and a 12-month non-solicitation provision covering customers, employees, franchisees, joint ventures, suppliers, vendors or contractors.

Brian Daum

On February 18, 2019, Mr. Daum entered into an executive employment agreement with the Company, then known as Spaceflight Industries, Inc., to serve as its Chief Financial Officer and Chief Operating Officer. The executive employment agreement provides for at-will employment and generally includes Mr. Daum’s initial base salary, annual bonus opportunity and an initial equity award grant.

Subject to certain conditions noted in the executive employment agreement, upon termination without Cause or a resignation for Good Reason (each as defined in the executive employment agreement), Mr. Daum will be entitled to, among others, (i) a continuing severance pay at a rate equal to one-hundred percent (100%) of his monthly base salary, as then in effect (less applicable withholding), for a period of six (6) months from the date of such termination, (ii) reimbursement for COBRA premiums for such coverage (at the coverage levels in effect immediately prior to termination) for 6 months following termination and (iii) an amount equal to his then-applicable Target Bonus (as defined in the executive employment agreement), prorated based on a fraction equal to the number of days that Mr. Daum remained employed with the Company during the year in which the termination or resignation occurs, divided by 365.

If the payments and benefits provided to Mr. Daum under his executive employment agreement constitute “parachute payments” within the meaning of the Code and are subject to the excise tax imposed by section 4999 of the Code, then the payments and benefits will be either (i) delivered in full or (ii) delivered to such lesser extent as would result in no portion of such amounts being subject to such excise tax, whichever results in the greatest after-tax amount to Mr. Daum.

Mr. Daum’s executive employment agreement requires Mr. Daum to agree to and comply with certain confidentiality, intellectual property and arbitration provisions, a 12-month non-competition provision and a 12-month non-solicitation provision covering customers, employees, franchisees, joint ventures, suppliers, vendors or contractors.

For a description of the employment arrangements and other compensation for Messrs. O’Toole and Daum following the merger, please see “Management of New BlackSky after the Merger”.

BlackSky Equity Incentive Plans

BlackSky 2014 Equity Incentive Plan

The BlackSky 2014 Equity Incentive Plan (the “BlackSky 2014 Plan”) allows BlackSky to provide incentive stock options (within the meaning of Section 422 of the Code) nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees and consultants of BlackSky or any parent or subsidiary of BlackSky and members of the BlackSky board of directors. It is expected that as of the effective time, the BlackSky 2014 Plan will be terminated, and BlackSky will not grant any additional awards under the BlackSky 2014 Plan thereafter. However, the BlackSky 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the BlackSky 2014 Plan.

As of March 31, 2021, the following awards were outstanding under the BlackSky 2014 Plan: (i) stock options covering 31,226,739 shares of BlackSky Class A common stock, (ii) BlackSky restricted stock units covering 97,583,025 shares of BlackSky Class A common stock, and (iii) BlackSky restricted stock covering 35,844,122 shares of BlackSky Class A common stock.

Purposes of the BlackSky 2014 Plan. The purposes of the BlackSky 2014 Plan are to attract and retain the best available personnel for positions of substantial responsibility with BlackSky or any of its parent or subsidiaries; to provide additional incentive to employees, directors, and consultants; and to promote the success of BlackSky’s business. These incentives are provided through the grant of equity awards as the administrator of the BlackSky 2014 Plan determines.

Eligibility. The BlackSky 2014 Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Code) to BlackSky’s employees and any of its parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to employees and consultants of BlackSky and any of its parents or subsidiaries and members of the BlackSky board of directors.

Plan Administration. The BlackSky 2014 Plan is administered by the BlackSky board of directors or one or more committees appointed by the BlackSky board of directors. Different committees may administer the BlackSky 2014 Plan with respect to different service providers. Subject to the provisions of the BlackSky 2014 Plan, the administrator has the power to administer the BlackSky 2014 Plan and make all determinations deemed necessary or advisable for administering the BlackSky 2014 Plan, such as the power to determine the fair market value of BlackSky’s Class A common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the BlackSky 2014 Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), prescribe, amend and rescind rules and regulations relating to the BlackSky 2014 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws, construe and interpret the terms of the BlackSky 2014 Plan and awards granted under it, modify or amend each award, such as the discretionary authority to extend the post-service exercisability period of awards and to extend the maximum term of an option, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, determinations and interpretations are final and binding on all participants and any other holders of awards to the maximum extent permitted by applicable law.

Outstanding Awards

Stock Options. Stock options have been granted under the BlackSky 2014 Plan. The per share exercise price of options granted under the BlackSky 2014 Plan must be at least equal to the fair market value of a share of BlackSky’s Class A common stock on the date of grant. The term of each option granted under the BlackSky 2014 Plan will be no more than 10 years from the date of grant. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of BlackSky’s (or any parent or subsidiary of BlackSky’s) stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of BlackSky’s Class A common stock on the grant date. After a participant’s status as a service provider ends, he or she will be able to exercise the vested portion of his or her option for 6 months after the end of service provider status due to his or her death or disability, 30 days after the end of service provider status for any other reason, or any longer period of time provided in his or her option agreement. The administrator may provide that the provisions regarding the exercisability of an option following the end of a participant’s service with BlackSky or any its parents or subsidiaries described in the previous sentence instead will apply following the end of a participant’s service with New BlackSky Parent, any parent or subsidiary of BlackSky, or LeoStella LLC, an affiliate of BlackSky. However, no option may be exercised after the expiration of the term of the option. The administrator also determines the form of consideration for exercising an option.

Restricted Stock. Awards of restricted stock have been granted under the BlackSky 2014 Plan, including to our named executive officers. Restricted stock awards are grants of shares of BlackSky’s Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the BlackSky 2014 Plan, determines the terms and conditions of such awards. The administrator is able to impose whatever vesting conditions it determines to be appropriate, but the administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally have voting rights and rights to receive dividends and other distributions with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to BlackSky’s right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units have been granted under the BlackSky 2014 Plan, including to our named executive officers. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of BlackSky’s Class A common stock. Subject to the provisions of the BlackSky 2014 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, business unit or individual goals (such as continued employment or service), or any other basis determined by the administrator. The administrator has the discretion to provide for earned restricted stock units to be paid in the form of cash, in shares of BlackSky’s Class A common stock, or in some combination of cash and such shares. In addition, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Non-Transferability of Awards. Unless the administrator provides otherwise, the BlackSky 2014 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate, subject to the limitations of the BlackSky 2014 Plan.

Certain Adjustments. If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of BlackSky, or other change in the corporate structure of BlackSky affecting the shares of BlackSky’s Class A common stock occurs, then to prevent diminution or enlargement of the benefits or potential benefits available under the BlackSky 2014 Plan, the administrator will adjust the number and class of shares that may be delivered under the BlackSky 2014 Plan and/or the number, class and price of shares covered by each outstanding award set forth in the BlackSky 2014 Plan.

Dissolution or Liquidation. In the event of BlackSky’s proposed liquidation or dissolution, the administrator will notify participants before the effective date of such transaction, and to the extent not exercised, all awards will terminate immediately before the consummation of such transaction.

Merger or Change in Control. The BlackSky 2014 Plan provides that in the event of BlackSky’s merger or change in control, as defined under the BlackSky 2014 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. Such treatment may include without limitation that awards granted under the BlackSky 2014 Plan be assumed or substituted by substantially equivalent awards; be terminated upon or immediately prior to the merger or change in control; become vested (and exercisable, as applicable) prior to the consummation of the merger or change in control, and be terminated upon or immediately prior to the merger or change in control; be terminated in exchange for cash and/or other rights or property; or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

If a successor corporation does not assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

Pursuant to certain individual option agreements, upon a change in control, certain outstanding options will accelerate vesting either automatically upon the change in control, or upon the termination of the participant’s employment following the change in control by the company without cause or by the participant for good reason. Pursuant to certain amended and restated restricted stock grant agreements (including those with our named executive officers), certain grants of restricted stock will accelerate vesting upon the termination of the participant’s employment following the change in control by the company without cause or by the participant for good reason (as described further in “—Potential Payments Upon Termination or Change of Control,” below).

Pursuant to certain individual restricted stock unit agreements (including those with our named executive officers), the vesting commencement of certain outstanding RSUs is contingent upon the completion of a merger or other material corporate transaction with a “special purpose acquisition company,” and all outstanding RSUs will be forfeited if such a transaction does not occur by December 31, 2021 (as described further in “—Outstanding Equity Awards at 2020 Fiscal Year-End,” below).

Clawback. The administrator may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Awards will be subject to any clawback policy of BlackSky, as may be established and/or amended from time to time to comply with applicable laws. The administrator may require a participant to forfeit or return to BlackSky, or reimburse BlackSky for, all or a portion of the award and any amounts paid under the award, according to such clawback policy or in order to comply with applicable laws.

Amendment; Termination. The BlackSky board of directors may, at any time, terminate, amend, alter or suspend the BlackSky 2014 Plan. To the extent necessary and desirable to comply with applicable laws, BlackSky will obtain stockholder approval of any amendment to the BlackSky 2014 Plan. No amendment or alteration of the BlackSky 2014 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of the effective time, the BlackSky 2014 Plan will be terminated and BlackSky will not grant any additional awards under the BlackSky 2014 Plan thereafter.

Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan

The Spaceflight, Inc. 2011 Amended and Restated 2011 Plan (the “2011 Plan”) was originally adopted by Spaceflight, Inc. (“Spaceflight”) in 2011, and the 2011 Plan and the outstanding options granted thereunder were assumed by BlackSky in 2015. The 2011 Plan will continue to govern the terms and conditions of the outstanding options previously granted under the 2011 Plan as assumed by BlackSky, and no new awards will be granted thereunder.

The 2011 Plan allowed Spaceflight to provide for the grant of incentive stock options (within the meaning of Section 422 of the Code) nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees and consultants of Spaceflight and any parent or subsidiary of Spaceflight and members of the Spaceflight board of directors.

As of March 31, 2021, stock options covering 432,600 shares of BlackSky Class A common stock were outstanding under the 2011 Plan.

Purposes of the 2011 Plan. The purposes of the 2011 Plan were to attract and retain the best available personnel for positions of substantial responsibility with Spaceflight, or any of its parent or subsidiaries; to provide additional incentive to employees, directors, and consultants; and to promote the success of the Spaceflight business. These incentives were provided through the grant of equity awards as the administrator of the 2011 Plan determined.

Eligibility. The 2011 Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Spaceflight’s employees and any of its parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to employees and consultants of Spaceflight and any of its parents or subsidiaries and members of the Spaceflight board of directors.

Plan Administration. The 2011 Plan currently is administered by BlackSky board of directors or one or more committees appointed by the BlackSky board of directors. Different committees may administer the 2011

Plan with respect to different service providers. Subject to the provisions of the 2011 Plan, the administrator has the power to administer the 2011 Plan and make all determinations deemed necessary or advisable for administering the 2011 Plan, such as the power to determine the fair market value of the BlackSky Class A common stock, prescribe, amend and rescind rules and regulations relating to the 2011 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws, construe and interpret the terms of the 2011 Plan and awards granted under it, modify or amend each award, such as the discretionary authority to extend the post-service exercisability period of awards and to extend the maximum term of an option, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is reduced or increased. The administrator’s decisions, determinations and interpretations are final and binding on all participants and any other holders of awards to the maximum extent permitted by applicable law.

Stock Options. Stock options were granted under the 2011 Plan. The per share exercise price of options granted under the 2011 Plan must have been at least equal to the fair market value of a share of Spaceflight’s common stock on the date of grant. The term of each option may be no more than 10 years from the date of grant. With respect to any incentive stock option granted to an employee who owned more than 10% of the voting power of all classes of Spaceflight’s (or any parent or subsidiary of Spaceflight’s) outstanding stock, the term of the incentive stock option could not exceed five years and the per share exercise price of the incentive stock option must have equaled at least 110% of the fair market value of a share of Spaceflight’s common stock on the grant date. After a participant’s status as a service provider ends, he or she will be able to exercise the vested portion of his or her option for 6 months after the end of service provider status due to his or her death or disability, 30 days after the end of service provider status for any other reason, or any longer period of time provided in his or her option agreement. The administrator may provide that the provisions regarding the exercisability of an option following the end of a participant’s service with BlackSky or any its parents or subsidiaries described in the previous sentence instead will apply following the end of a participant’s service with Spaceflight, any parent or subsidiary of BlackSky or LeoStella LLC, an affiliate of BlackSky. However, no option may be exercised after the expiration of the term of the option. The administrator also determines the form of consideration for exercising an option.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2011 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate, subject to the limitations of the 2011 Plan.

Certain Adjustments. If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of BlackSky, or other change in the corporate structure of BlackSky affecting the shares of BlackSky’s Class A common stock occurs, then to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2011 Plan and/or the number, class and price of shares covered by each outstanding award set forth in the 2011 Plan.

Dissolution or Liquidation. In the event of BlackSky’s proposed liquidation or dissolution, the administrator will notify participants before the effective date of such transaction, and to the extent not exercised, all awards will terminate immediately before the consummation of such transaction.

Merger or Change in Control. The 2011 Plan provides that in the event of a merger or change in control, as defined under the 2011 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. Such treatment may include without limitation that awards granted under the 2011 Plan be assumed or substituted by substantially equivalent awards; be terminated immediately prior to the merger or change in control; become vested (and exercisable, as applicable) prior to or upon the consummation of the merger or change in control, and be terminated upon or immediately prior to the merger or change in control; be terminated in exchange for cash and/or other rights or property; or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

If a successor corporation does not assume or substitute for any outstanding award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment; Termination. The BlackSky board of directors may, at any time, amend or alter the 2011 Plan. To the extent necessary and desirable to comply with applicable laws, BlackSky will obtain stockholder approval of any amendment to the 2011 Plan. No amendment or alteration of the 2011 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, the 2011 Plan has been terminated, but the 2011 Plan will continue to govern the terms and conditions of the outstanding options assumed by BlackSky.

Treatment of BlackSky Equity Awards in the Merger

For a discussion of the treatment of outstanding BlackSky equity awards under the BlackSky Equity Incentive Plans in the merger (including those held by our executive officers), please see “The Merger Agreement—Merger Consideration”.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers for the fiscal year ended December 31, 2020.

	Stock Awards(1)
	Grant Date	Number of shares or units of stock that have not vested (#)		Market value of shares of units or stock that have not vested(5) ($)
Brian O’Toole	5/19/2020	892,039	(2)	981.24

Brian Daum	5/13/2020	1,820,567	(3)	2,002.62
	5/19/2020	669,029	(4)	735.93

(1)

Does not include the 27,000,000 and 9,850,000 restricted stock units granted to Mr. O’Toole and Mr. Daum, respectively, pursuant to grants approved by BlackSky’s board of directors on February 17, 2021. These RSUs will vest (x) 50% upon the earliest of (A) the date that is 180 days following the closing date of the merger between Osprey and BlackSky, (B) the date on which, after such closing date, New BlackSky Parent completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New BlackSky Parent’s stockholders having the right to exchange their shares of New BlackSky Parent’s Class A common stock for cash, securities or other property, or (C) if the last sale price of New BlackSky Parent’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing upon the date that is 180 days after the closing of the merger (the “Performance Achievement”) and the Performance Achievement occurs before the 150th day following such date, then the later of the date 150 days following such date or the date that New BlackSky Parent’s board of directors (or its duly authorized committee, as applicable) certifies the Performance Achievement, and (y) the remaining 50% in quarterly installments over the following period of approximately two years. The RSUs will be forfeited if (i) a SPAC transaction does not occur by December 31, 2021, or (ii) if the participant ceases to be a service provider for any reason other than in connection with certain corporate transactions as described in the following sentence. If Mr. O’Toole’s or Mr Daum’s continuous status as a service provider to BlackSky is terminated by BlackSky (or its successor) without cause (other than due to death or disability) or by Mr. O’Toole or Mr. Daum for good reason, in each case in connection with or within twelve (12) months after a change in control or any merger or other material corporate transaction in connection with which BlackSky acquires, is acquired by or otherwise combines or consolidates with a special purpose acquisition company, whether or not such transaction constitutes a change in control (and which will include the merger), then 100% of the then-unvested total number of restricted stock units covered by the RSU will vest.
(2)

Represents unvested shares of restricted stock granted pursuant to a restricted stock grant agreement between Mr. O’Toole and Spaceflight Industries, Inc. on May 19, 2020, as amended by the amended and restated restricted stock grant agreement dated as of June 9, 2021. These shares will fully vest as of October 31, 2022, subject to Mr. O’Toole’s continued service through the final vesting date. Upon certain qualifying terminations of Mr, O’Toole’s employment in connection with or within 12 months following certain corporate transactions, the shares will fully vest, as described further in “—Potential Payments Upon Termination or Change of Control”, below.

(3)

Represents unvested shares of restricted stock granted pursuant to an option exchange agreement and restricted stock grant agreement between Mr. Daum and Spaceflight Industries, Inc. on May 13, 2020, as amended by the amended and restated restricted stock grant agreement dated as of May 24, 2021. These shares will fully vest as of February 18, 2023, subject to Mr. Daum’s continued service through the final vesting date. Upon certain qualifying terminations of Mr, Daum’s employment in connection with or within 12 months following certain corporate transactions, the shares will fully vest, as described further in “—Potential Payments Upon Termination or Change of Control”, below.

(4)

Represents unvested shares of restricted stock granted pursuant to a restricted stock grant agreement between Mr. Daum and Spaceflight Industries, Inc. on May 19, 2020, as amended by the amended and restated restricted stock grant agreement dated as of May 24, 2021. These shares will fully vest as of October 31, 2022, subject to Mr. Daum’s continued service through the final vesting date. Upon certain qualifying terminations of Mr, Daum’s employment in connection with or within 12 months following certain corporate transactions, the shares will fully vest, as described further in “—Potential Payments Upon Termination or Change of Control”, below.

(5)

Reflects the fair market value of BlackSky’s common stock of $0.0011 as of December 31, 2020 (based on the determination of fair market value by BlackSky’s board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.

401(k) Plan

BlackSky maintains a 401(k) retirement savings plan, for the benefit of its employees, including its named executive officers, who satisfy certain eligibility requirements. BlackSky’s 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under BlackSky’s 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s deferral contributions into the 401(k) plan are 100% vested when contributed.

The 401(k) plan permits BlackSky to make discretionary nonelective employer contributions and discretionary matching employer contributions. Any nonelective employer contribution allocated to a participant will be scheduled to vest as to 25% of such contribution when the participant completes two years of service and as to 25% of such contribution when the participant completes each additional year of service. Any matching employer contributions are 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions generally are not taxable when distributed from the 401(k) plan.

Potential Payments Upon Termination or Change of Control

For a description of potential payments and benefits upon termination or change of control for Messrs. O’Toole and Daum under their existing employment arrangements, please see “–Current Employment Arrangements with Named Executive Officers” .

In addition to payments and benefits under their existing employment agreements, on June 9, 2021 and May 24, 2021, respectively, 2021, we entered into amended and restated restricted stock grant agreements with each of Messrs. O’Toole and Daum. Under Mr. O’Toole’s amended and restated agreements, Mr. O’Toole’s restricted shares will vest in full upon (x) Mr. O’Toole’s termination other than for Cause (as defined in Mr. O’Toole’s amended and restated agreements), (y) upon Mr. O’Toole’s termination due to his death or Disability (as defined in the BlackSky 2014 Plan) or (z) upon Mr. O’Toole’s resignation for Good Reason (as defined in Mr. O’Toole’s amended and restated agreements), in each case, in connection with or within 12 months following a Change in Control (as defined in the BlackSky 2014 Plan) or the completion of any merger or other material corporate transaction in connection with which BlackSky acquires, is acquired by or otherwise combines or consolidates with a special purpose acquisition company (or a SPAC Transaction), whether or not such SPAC Transaction constitutes a Change in Control. For purposes of Mr. O’Toole’s amended and restated agreements, the closing of the merger will constitute a SPAC Transaction.

Under Mr. Daum’s amended and restated agreements, Mr. Daum’s restricted shares will vest in full upon Mr. Daum’s termination without Cause (as defined in Mr. Daum’s executive employment agreement), (and other than due to his death, or Disability (as defined in the BlackSky 2014 Plan)) or resignation for Good Reason (as defined in Mr. Daum’s executive employment agreement) in each case in connection with or within 12 months following a Change in Control (as defined in the BlackSky 2014 Plan) or the completion of any merger or other material corporate transaction in connection with a SPAC Transaction, whether or not such SPAC Transaction constitutes a Change in Control. For purposes of Mr. Daum’s amended and restated agreements, the closing of the merger will constitute a SPAC Transaction.

For a description of potential interests of Messrs. O’Toole and Daum in the merger, please see “The Merger—Interests of BlackSky’s Directors and Executive Officers in the Merger”.

Director Compensation

BlackSky currently has no formal arrangements under which non-employee directors receive compensation for their service on the BlackSky board of directors or its committees, and did not compensate (in cash or equity) any of our non-employee directors for service on the board of directors in 2020. BlackSky’s policy is to reimburse non-employee directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as non-employee directors. In addition, BlackSky has occasionally granted stock options to BlackSky’s non-employee directors, but made no such grants in 2020. Brian O’Toole, BlackSky’s President, did not receive any additional compensation for his service as a director in 2020. The compensation of Mr. O’Toole as a named executive officer is set forth above under “Executive Compensation—Summary Compensation Table.” For a description of our outside director compensation policy following the merger, please see “Management of New BlackSky after the Merger”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BLACKSKY

The following tables set forth selected historical financial information derived from BlackSky’s audited financial statements for and as of the year ended December 31, 2020 and 2019. The selected historical financial information of BlackSky’s unaudited financial statements for and as of the three months ended March 31, 2021 and 2020, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The Company adopted the provisions of the new revenue recognition standard, Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”), for the fiscal year beginning January 1, 2020. BlackSky’s historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary financial information in conjunction with “BlackSky’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BlackSky’s financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands except per share data)		(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Service	$5,998	$3,546	$18,737	$13,325
Product	1,296	547	2,398	388

Total revenues	7,294	4,093	21,135	13,713
Costs and expenses:
Service costs, excluding depreciation and amortization	4,379	3,000	13,331	11,098
Product costs, excluding depreciation and amortization	1,130	4,066	10,535	399
Selling, general and administrative	8,491	7,744	28,609	33,745
Research and development	28	45	255	1,099
Depreciation and amortization	2,764	1,885	9,803	6,897
Satellite impairment loss	—	—	—	6,606

Operating loss	(9,498)	(12,647)	(41,398)	(46,131)
Gain/(loss) on debt extinguishment	—	—	284	(3,267)
Realized gain on conversion of notes	—	—	—	4,113
Unrealized loss on derivative	(14,008)	(139)	(558)	541
Income/(loss) on equity method investment	196	(300)	(953)	(1,241)
Interest expense	(1,168)	(1,644)	(5,201)	(13,693)
Other (expense)/income, net	(144,091)	142	103	(190)

Loss before income taxes	(168,569)	(14,588)	(47,723)	(59,868)
Income tax (provision) benefit	—	—	—	—

Loss from continuing operations	(168,569)	(14,588)	(47,723)	(59,868)
Gain/(loss) from discontinued operations, net of tax (including gain from disposal of Launch Division of $30,672 and $0 for the years ended December 31, 2020 and 2019, respectively)	—	1,315	28,185	(6,160)

Net loss	$(168,569)	$(13,273)	$(19,538)	$(66,028)

Basic and diluted income/(loss) per share of common stock:
Loss from continuing operations	$(0.70)	$(0.20)	$(0.56)	$(2.22)
Gain/(loss) from discontinued operations, net of tax	—	0.02	0.33	(0.23)

Net loss per share of common stock	$(0.70)	$(0.18)	$(0.23)	$(2.45)

	March 31, 2021	December 31,
		2020	2019
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$44,787	$5,098	$31,715
Total current assets	$59,801	$18,237	$65,813
Total assets	$162,882	$119,915	$163,364
Debt - current portion	$17,200	$16,739	$41,198
Long-term debt - net of current portion	$157,056	$84,869	$78,815
Total liabilities	$258,509	$152,728	$181,659
Total redeemable convertible preferred stock	$174,568	$174,568	$171,321
Accumulated deficit	$(392,021)	$(223,452)	$(203,264)
Total stockholders’ deficit	$(270,195)	$(207,381)	$(189,616)

BLACKSKY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of BlackSky’s financial condition and results of operations should be read in conjunction with BlackSky’s financial statements and the notes thereto contained elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain information contained in the discussion, including, but not limited to, those factors described under the heading “Risk Factors” and the analysis set forth below includes forward-looking statements that involve risks and uncertainties. Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of BlackSky and its consolidated subsidiaries prior to the closing of the merger.

Company Overview

We are a leading provider of real-time geospatial intelligence, imagery and related data analytic products and services and mission systems. We monitor activities and facilities worldwide by harnessing the world’s emerging sensor networks and leveraging our own satellite constellation. We process millions of observations from our constellation as well as a variety of space, IoT, and terrestrial based sensors and data feeds. Our on-demand constellation of satellites can image a location multiple times throughout the day. We monitor for pattern-of-life anomalies to produce alerts and enhance situational awareness. Our monitoring service is powered by cutting-edge compute techniques including machine learning and artificial intelligence. Our global monitoring solution is available via a simple subscription and requires no IT infrastructure or setup.

Our proprietary satellite constellation enables high-frequency observation of the Earth. Once our constellation is fully deployed with 30 satellites, we anticipate that we will be able to revisit targeted locations on Earth every 30 minutes achieving what we consider to be “real-time” Earth observation. The data we collect from our constellation and other sources populates a proprietary data repository through which our geospatial data and analytics platform derives unique insights and business observations that we deliver to our customers. The combination of our high-revisit small satellite constellation with our platform is disrupting the market for geospatial imagery and space-based data and analytics.

We generate revenue through services offerings—which consist of imagery services and data, software and analytics—and product offerings, which consist of engineering and integration.

Imagery services include imagery delivered from our satellites in orbit or obtained from third-party imagery providers and licensed to customers through our geospatial and data analytics platform.

Data, software and analytics include site monitoring and event monitoring services and associated data analytics to help customers interpret the proprietary data we collect as well as third party satellite and sensor data we incorporate into our products. In addition, we provide technology-enabled professional service solutions related to software development and integration, technical feasibility, and data management and analytics services, all designed to help improve the utilization of our core products and services.

Engineering and integration include services to the customers who are integrating our capabilities into their operations, who need our assistance on strategic research and development or who wish to obtain bespoke space capabilities.

At present, the majority of our revenue comes from our service offerings, and specifically professional services. Over time, we expect imagery services to be an increasing portion and the primary driver of revenue within this category.

We offer a variety of pricing and utilization options for our imagery and other service offerings, including subscriptions and transactional licenses. These varied options allow customers to utilize our services in a manner that best suits their needs. In addition, this structure allows the customer to prioritize their requirements such that at critical times they can satisfy their needs immediately at higher pricing rates and at other times allow for more economical utilization.

Our product offerings have historically been sold under fixed price contracts.

To date, we have financed our operations primarily through the issuance of preferred equity and both convertible and long-term debt. From the date of our incorporation in 2014, we have raised aggregate gross proceeds of approximately $223.2 million of debt and $174.6 million of equity. For the three months ended March 31, 2021 and 2020, we incurred net losses from continuing operations of $168.6 million and $14.6 million, respectively, and used $10.6 million and $5.9 million, respectively, in cash to fund continuing operations. As of March 31, 2021, we had $50.3 million of cash, cash equivalents, and restricted cash on hand to continue to fund operations. During the years ended December 31, 2020 and 2019, we incurred net losses from continuing operations of $47.7 million and $59.9 million, respectively, and used $15.3 million and $33.1 million, respectively, in cash to fund continuing operations. As of December 31, 2020, we had $10.6 million of cash, cash equivalents, and restricted cash on hand to continue to fund operations.

Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in “Risk Factors.”

•

Expand and enhance our satellite network—As of March 31, 2021, we had six proprietary satellites in commercial operations. We expect to achieve a 14-smallsat constellation by the end of 2021, and further expand our constellation to 23 satellites by the end of 2023 and ultimately to a 30-satellite constellation by 2025. An expanded constellation will enable us to increase our revisit rate, the frequency with which we can image certain locations on the globe, which supports our strategy of providing earth observation and earth monitoring services to our customers. Our Gen-3 satellite is being designed to improve our imaging resolution to 50 cm and include short wave IR imaging technology for a broad set of imaging conditions, including nighttime, low-light and all-weather. Regulatory, licensing, natural disasters, epidemic outbreaks, terrorist acts and geopolitical events could affect our business and satellite launch schedules.

•

Expand and extend our geospatial and data analytics platform—We intend to continue to improve the capabilities of our platform, including our artificial intelligence and machine learning algorithms, to improve the speed and quality of the insights we provide to our customers. If the recommendations, forecasts, or analyses that artificial intelligence applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm.

•

Increase demand for our products and services—We plan to expand our sales and marketing efforts to increase demand for our products and services by existing and new customers. As our constellation grows and delivers additional imaging capacity and improved revisit performance, we expect to attract new customers and expect our existing customers to use our capabilities more, increasing their total spend with us. We have several current contracts with customers to provide imagery, data, software and analytics and engineering and integration products and services. Our customers and resellers have no obligation to renew, upgrade, or expand their contracts with us after the terms of their existing contracts have expired. In addition, many of our customer and reseller contracts permit the customer or reseller to terminate their contracts with us with notice periods of varying lengths. As a government contractor, we are also subject to federal funding cycles, including the possibility of budget stalemates.

•

Expand into commercial market sectors—Our current customer base, end market mix and pipeline are weighted towards U.S. and international defense and intelligence customers and markets. We believe there are significant opportunities and numerous use cases to extend our product and service offerings domestically and internationally to a wide variety of commercial market sectors including energy and utilities, insurance, mining and manufacturing, agriculture, environmental monitoring, disaster and risk management, and engineering and construction, among many others. As we expand into and within new and emerging markets and heavily regulated industry sectors, we will likely face additional regulatory scrutiny, risks, and burdens from the governments and agencies which regulate those markets and industries.

COVID-19

In December 2019, the 2019 novel coronavirus (“COVID-19”) surfaced in Wuhan, China. The World Health Organization (“WHO”) declared a global emergency on January 30, 2020 with respect to the outbreak, and several countries have initiated travel restrictions, closed borders and given social distancing directives, including instructions requiring “shelter-in-place”. On January 31, 2020 the U.S. Department of Health and Human Services declared a national public health emergency due to a novel coronavirus. On March 11, 2020, WHO declared the outbreak of COVID-19, a disease caused by this novel coronavirus a pandemic. The disease continues to spread throughout the United States and other parts of the world and has negatively affected the U.S. and global economies, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place” and quarantine restrictions. Beginning in the first quarter of 2021, there has been a trend in many parts of the world of increasing availability and administration of vaccines against COVID-19, as well as an easing of restrictions on social, business, travel and government activities and functions. We have taken measures to protect the health and safety of our employees, work with our customers and suppliers to minimize disruptions and support our community in addressing the challenges posed by this ongoing global pandemic.

We are designated as an “essential critical infrastructure” for national security as defined by the U.S. Department of Homeland Security, and consistent with federal guidelines and with state and local orders to date, our business has continued to operate through the COVID-19 pandemic. As a result of the COVID-19 pandemic, we qualified for a Small Business Administration Paycheck Protection Program loan for $3.6 million and through the Coronavirus, Aid, Relief and Economic Security Act we were able to defer the deposit and payment of Social Security taxes in the total amount of approximately $0.7 million.

The COVID-19 pandemic has generally disrupted the operations of our vendors, customers and prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets, or other harm to their business and financial results. This disruption could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which could negatively impact our business and operating results, including sales and cash flows. The COVID-19 pandemic has not had a material impact on our business to date and we do not expect the COVID-19 pandemic to have a material impact on our business going forward.

Components of Operating Results

Revenues

We have developed several services and products that leverage our proprietary constellation and satellite economics:

•	Service Revenues—Service revenues primarily consist of imagery and data, software, and analytics revenue.

•

Imagery—We offer our customers high-revisit, on-demand satellite imaging solutions. The combination of our proprietary satellite constellation, our virtual constellation, and our platform provides our customers with dawn-to-dusk autonomous tasking, processing and delivery.

•

Data, Software and Analytics—We leverage our proprietary artificial intelligence and machine learning algorithms to analyze data coming from both our proprietary sensor network and third party sources to provide difficult to access data, insights and analytics for our customers. We continue to integrate and enhance our products by performing contract development for customers while retaining product rights. We provide technology enabled professional service solutions to support customer-specific software development requests, integration, testing and training. We also provide systems engineering to support efforts to manage mass quantities of data. Our professional service solutions provide services related to object detection, site monitoring and enhanced analytics through which we can detect key objects in critical locations such as ports, airports, and construction sites; monitor changes at, damages to or other anomalies in key infrastructure; and analyze stockpiles or other critical inventory.

We expect continued service revenue growth in the year ending December 31, 2021 as a result of growth in satellite capacity and sales orders.

•	Product Revenues—Product revenues primarily consist of engineering and integration revenue.

•

Engineering and Integration—We develop and deliver advanced launch vehicle, satellite and payload systems for our customers that leverage our capabilities in mission systems engineering and operations, ground station operations, and software and systems development. These systems are typically sold to government customers under fixed price contracts.

We expect product revenue growth as we continue to deliver on contracts by engineering unique direct materials and striving toward critical design review.

Service and Product Costs

•	Service Costs

•

Service costs primarily include internal aerospace and geospatial software development labor, third-party data and imagery, internal labor to support the ground stations and space operations, and cloud computing and hosting services.

•	Product Costs

•

Product costs primarily include the cost of internal labor for product design, integration, and engineering in support of long-term development contracts for launch vehicle, satellite, and payload systems. We also incur subcontract direct materials and external labor costs to build and test specific components, such as the communications system, payload demands and sensor integration. Costs are expensed as incurred except for incremental costs to obtain or fulfill a contract, which are capitalized and amortized on a systematic basis consistent with the transfer of goods and services.

Selling, General, and Administrative Expense

Selling, general, and administrative expense consists of product development costs, salaries and benefit costs, professional fees, and other expenses which includes other personnel related costs, stock-based compensation, expenses for executive management, and occupancy costs. We also incur internal labor costs to maintain our platform, through which the imagery is delivered, and to develop critical real-time software and geospatial analytic solutions for a variety of customers, solution enhancements, including mapping, analysis, site target monitoring, and news feeds. We expect our selling, general and administrative expense, which includes transaction, audit, legal, and insurance costs, investor relations activities, and other administrative and professional services, to increase as we expand our business, and operate as a public company.

Research and Development Expense

Research and development expense consists primarily of employees’ salaries, taxes and benefits costs incurred for data science modeling and algorithm development related to our platform, and to the design, development and testing of our Gen-3 satellites. We intend to continue to invest appropriate resources in research and development efforts, as we believe that investment is critical to maintaining our competitive position.

Depreciation and Amortization

Depreciation expense is related to property and equipment which mainly consists of operational satellites. Amortization expense is related to intangible assets.

Satellite Impairment Loss

We recorded a satellite impairment loss for the year ended December 31, 2019 related to a BlackSky satellite that became non-functional during the year. The loss was equivalent to its full carrying value at launch. No additional satellite impairment losses have occurred from December 31, 2019 through the three months ended March 31, 2021. See Long Lived Asset Impairment in the Critical Accounting Policies and Estimates below for satellite impairment loss that occurred subsequent to the three months ended March 31, 2021.

Gain/(Loss) on Debt Extinguishment

For the three months ended March 31, 2021 and 2020, there was no gain or loss on extinguishment of debt. Gain on extinguishment of debt reported for the year ended December 31, 2020 is related to accrued interest that was forgiven in connection with the termination of a certain debt instruments. Loss on extinguishment of debt reported for the year ended December 31, 2019 is related to unamortized debt discount costs.

Unrealized (Loss)/Gain on Derivative

Gain or loss on derivatives reported for the three months ended March 31, 2021 and 2020 and for the years ended December 31, 2020 and 2019 are related to the fluctuation of fair value of outstanding warrants to purchase our Series B and C Preferred Stock at each reporting date, changes in our liability balance for warrants, and consent fees related to Intelsat and Seahawk secured term loan.

Gain/(Loss) on Equity Method Investment

Gain/(Loss) on equity method investment reflects the recognition of our proportional share of the net income or net losses of LeoStella LLC (“LeoStella”), in which we hold a 50% ownership interest, adjusted for any intercompany profit.

Interest Expense

Interest expense consists primarily of interest on our outstanding borrowings under our loans from related parties, Small Business Administration Paycheck Protection Program loan, line of credit, founders note and capital leases.

Other (Expense)/Income

For the three months ended March 31, 2021, other (expense)/income, net is primarily related to the initial fair value of the excess of the incentive equity, warrants and the initial fair value of debt over the initial tranche of the subordinated, unsecured convertible promissory notes that were issued in February of 2021 and are remeasured at each balance sheet date and recording the shares granted to investors to reaffirm their guarantees.

Results of Operations for the Three Months Ended March 31, 2021 and 2020

The following table provides the components of results of operations for the three months ended March 31, 2021 and 2020. Period to period comparisons are not necessarily indicative of future results.

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Revenues:
Service	$5,998	$3,546	$2,452	69.1%
Product	1,296	547	749	136.9%

Total revenues	7,294	4,093	3,201	78.2%

Costs and expenses:
Service costs, excluding depreciation and amortization	4,379	3,000	1,379	46.0%
Product costs, excluding depreciation and amortization	1,130	4,066	(2,936)	(72.2)%
Selling, general and administrative	8,491	7,744	747	9.6%
Research and development	28	45	(17)	(37.8)%
Depreciation and amortization	2,764	1,885	879	46.6%

Operating loss	(9,498)	(12,647)	3,149	24.9%
Unrealized loss on derivative	(14,008)	(139)	(13,869)	9,977.7%
Income/(loss) on equity method investment	196	(300)	496	165.3%
Interest expense	(1,168)	(1,644)	476	29.0%
Other (expense)/income, net	(144,091)	142	(144,233)	101,572.5%
Loss before income taxes	(168,569)	(14,588)	(153,981)	(1,055.5)%
Income tax (provision) benefit	—	—	—	—%
Loss from continuing operations	(168,569)	(14,588)	(153,981)	(1,055.5)%

Discontinued operations:
Gain from discontinued operations, before income tax	—	1,315	(1,315)	(100.0)%
Income tax (provision) benefit	—	—	—	—%

Gain from discontinued operations, net of tax	—	1,315	(1,315)	(100.0)%

Net loss	$(168,569)	$(13,273)	(155,296)	1,170.0%

Revenue

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Service revenues	$5,998	$3,546	$2,452	69.1%
% of total revenue	82%	87%
Product revenues	$1,296	$547	$749	136.9%
% of total revenue	18%	13%

Total revenues	$7,294	$4,093	$3,201	78.2%

Service revenues

Service revenues increased approximately $2.5 million, or 69.1%, for the three months ended March 31, 2021, as compared to service revenues for the three months ended March 31, 2020. The increase was primarily driven by an increase across all of our service offerings, primarily our data, software, and analytics services and orders for our imagery. Data, software, and analytics services increased primarily due to the addition of shorter-term contracts that were entered into during the latter half of 2020 and in January 2021 that did not exist during the three months ended March 31, 2020. Imagery revenues grew due to increased customer sales orders in 2021 versus 2020 given the expansion of our constellation and related imagery capacity and capabilities of our constellation.

Product revenues

Product revenues increased approximately $0.7 million, for the three months ended March 31, 2021, as compared to product revenues for the three months ended March 31, 2020. The increase was primarily driven by the progress of percentage completion of two contracts during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Costs and Expenses

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Service costs, excluding depreciation and amortization	$4,379	$3,000	$1,379	46.0%
Product costs, excluding depreciation and amortization	1,130	4,066	(2,936)	(72.2)%

Total costs	$5,509	$7,066	$(1,557)	(22.0)%

Service costs

Service costs increased approximately $1.4 million, or 46%, for the three months ended March 31, 2021, as compared to service costs for the three months ended March 31, 2020. The increase was primarily driven by an increase in direct employee costs in support of professional services contracts as well as increased costs associated with maintaining growth in our satellite and ground station networks offset by increased costs for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 due to the maturity of the next generation satellites.

Product costs

Product costs decreased approximately $2.9 million, for the three months ended March 31, 2021, as compared to product costs for the three months ended March 31, 2020. The decrease was primarily attributable to the recognition of forward loss reserves for the design development, and manufacture of the Gen-3 satellites at inception of a new customer contract of approximately $3.5 million during the three months ended March 31, 2020.

Selling, general, and administrative expense

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Product development costs	$1,365	$971	$394	40.6%
Salaries and benefit costs	3,935	4,833	(898)	(18.6)%
Professional fees	1,175	530	645	121.7%
Stock-based compensation expense	521	709	(188)	(26.5)%
Rent expense	629	571	58	10.2%
Other	866	130	736	566.2%

Selling, general administrative expense	$8,491	$7,744	$747	9.6%

Selling, general, and administrative expense increased approximately $0.7 million, or 10%, during the three months ended March 31, 2021 compared to March 31, 2020. The increase was primarily driven by a $0.6 million increase in third-party professional services for public company readiness efforts that occurred in the three months ended March 31, 2021 that did not occur during the three months ended March 31, 2020. Salaries and benefit costs decreased $0.9 million driven by employees increased time supporting professional services contracts from the increased growth of our satellite and ground station networks. This was partially offset by product development costs increase of $0.4 million due to the sustainment of the expanded constellation and imagery collection for the six satellites during the three months ended March 31, 2021 compared to four satellites during the three months ended March 31, 2020. The remaining increase of $0.7 million was due to other expenses including but not limited to, utility, and other location-specific service costs and significantly decreased travel expenses. Stock-based compensation expense decreased $0.2 million as a result of historical or legacy grants being expensed at a higher grant date value compared to new grants being expensed at a lower grant date value.

Research and development expense

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Research and development expense	$28	$45	$(17)	(37.8)%

Research and development expense decreased approximately $17 thousand, or 37.8%, during the three months ended March 31, 2021 compared to March 31, 2020. The decrease compared to the three months ended March 31, 2021 was primarily driven by one of our internal projects reaching technological feasibility during 2020. This was partially offset by increased labor costs on the design of our Gen-3 satellites.

Depreciation and amortization expense

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Depreciation expense	$2,426	$1,547	$879	56.8%
Amortization expense	338	338	—	—%

Depreciation and amortization expense	$2,764	$1,885	$879	46.6%

Depreciation expense increased approximately $0.9 million, or 46.6%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily driven by two satellites placed in service in the second half of 2020.

Unrealized (loss)/gain on derivative

During the three months ended March 31, 2021, we recorded $14.0 million loss on derivatives, respectively. The change was related to the fluctuation of fair value of outstanding warrants to purchase our Series B and C Redeemable Convertible Preferred Stock, changes in our liability balance for warrants to purchase our Class A common stock, and consent fees related to the Intelsat and Seahawk secured term loan.

During the three months ended March 31, 2020, we recorded $0.1 million loss on derivatives, respectively. The change was related to the fluctuation of fair value related to warrants to purchase our Series B and C Redeemable Convertible Preferred Stock.

Gain/loss on equity method investment

Gain on equity method investment increased by $0.5 million, or 165.3%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This increase is related to the operating performance of LeoStella.

Interest expense

Interest expense decreased by $0.5 million, or 29.0%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This decrease is related to interest on the Mitsui U.S.A. loan that existed in 2020 that was extinguished in connection with the sale of the Launch Division. This was partially offset by approximately $0.2 million amortization of consent fees associated with the Notes.

Other (Expense)/Income

For the three months ended March 31, 2021 we received $58.1 million in cash from several existing and new investors in exchange for 2021 Convertible Bridge Notes (“the Notes”) with a principal value of $58.1 million, 126.6 million shares of Class A Common Stock and Warrants to purchase 43.0 million shares of Class A Common Stock. The fair value exceeded the proceeds received in the initial tranche by $96.5 million which was recorded in other expense as a loss on issuance of the debt. We also incurred $48.0 million in debt issuance cost related to the Bridge Financing and the modification of existing debt arrangements which has been expensed. We expensed the debt issuance cost related to the Bridge Financing because the Notes are being carried on the balance sheet at fair value.

Gain/(loss) from discontinued operations, net of tax

	Three Months Ended March 31,		$	%
	2021	2020	Change	Change
	(dollars in thousands)
Discontinued operations:
Gain from discontinued operations, before income taxes.	$—	$1,315	$(1,315)	(100.0)%
Gain on disposal of discontinued operations	—	—	—	—%

Total gain from discontinued operations, net of income taxes	$—	$1,315	$(1,315)	(100.0)%

On June 12, 2020, we completed the sale of 100% of our interests in Spaceflight, Inc. (the “Launch Division”) to M&Y Space Co. Ltd. (“M&Y Space”) for a final purchase price of $31.6 million. During the three months ended March 31, 2020, the Launch Division’s normal operations resulted in a gain from discontinued operations prior to the completion of the sale. During the three months ended March 31, 2021 there were no discontinued operations.

For the Years Ended December 31, 2020 and 2019

The following table provides the components of results of operations for the years ended December 31, 2020 and 2019. Period to period comparisons are not necessarily indicative of future results.

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Revenues:
Service	$18,737	$13,325	$5,412	40.6%
Product	2,398	388	2,010	518.0%

Total revenues	21,135	13,713	7,422	54.1%

Costs and expenses:
Service costs, excluding depreciation and amortization	13,331	11,098	2,233	20.1%
Product costs, excluding depreciation and amortization	10,535	399	10,136	2,540.4%
Selling, general and administrative	28,609	33,745	(5,136)	(15.2)%
Research and development	255	1,099	(844)	(76.8)%
Depreciation and amortization	9,803	6,897	2,906	42.1%
Satellite impairment loss	—	6,606	(6,606)	(100.0)%

Operating loss	(41,398)	(46,131)	4,733	10.3%
Gain/(loss) on debt extinguishment	284	(3,267)	3,551	108.7%
Realized gain on conversion of notes	—	4,113	(4,113)	100.0%
Unrealized (loss)/gain on derivative	(558)	541	(1,099)	(203.1)%
Loss on equity method investment	(953)	(1,241)	288	23.2%
Interest expense	(5,201)	(13,693)	8,492	62.0%
Other income/(expense), net	103	(190)	293	154.2%

Loss before income taxes	(47,723)	(59,868)	12,145	20%
Income tax (provision) benefit	—	—	—	—%

Loss from continuing operations	(47,723)	(59,868)	12,145	20.3%
Discontinued operations:
Gain/(loss) from discontinued operations, before income taxes (including gain from disposal of Launch Division of $30,672 and $0 for the years ended December 31, 2020 and 2019, respectively)	28,185	(6,160)	34,345	557.5%
Income tax (provision) benefit	—	—	—	—%

Gain/(loss) from discontinued operations, net of tax	28,185	(6,160)	34,345	557.5%

Net loss	$(19,538)	$(66,028)	$46,490	70.4%

Revenue

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Service revenues	$18,737	$13,325	$5,412	40.6%
% of total revenue	89%	97%
Product revenues	$2,398	$388	$2,010	518.0%
% of total revenue	11%	3%

Total revenues	$21,135	$13,713	$7,422	54.1%

Service revenues

Service revenues increased approximately $5.4 million, or 40.6%, for the year ended December 31, 2020, as compared to service revenues for year ended December 31, 2019. The increase was primarily driven by an increase across all of our service offerings, primarily our data, software, and analytics services and orders for our imagery. Data, software, and analytics services increased primarily due to revenue recognized on new contracts of $1.5 million. Imagery revenues grew due to increased customer sales orders in 2020 versus 2019 given the expansion of our constellation and related imagery capacity and capabilities of our constellation.

Product revenues

Product revenues increased approximately $2.0 million, for the year ended December 31, 2020, as compared to product revenues for the year ended December 31, 2019. The increase was primarily driven by work performed on a new contract, and a complete year of product engineering generated from one specific contract as compared to two months of revenue in the year ended December 31, 2019, the year that contract began.

Costs and Expenses

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Service costs, excluding depreciation and amortization	$13,331	$11,098	$2,233	20.1%
Product costs, excluding depreciation and amortization	10,535	399	10,136	2,540.4%

Total costs	$23,866	$11,497	$12,369	107.6%

Service costs

Service costs increased approximately $2.2 million, or 20.1%, for the year ended December 31, 2020, as compared to service costs for the year ended December 31, 2019. The increase was primarily driven by an increase in direct employee costs in support of professional services contracts as well as increased costs associated with growth in our satellite and ground station networks.

Product costs

Product costs increased approximately $10.1 million, for the year ended December 31, 2020, as compared to product costs for the year ended December 31, 2019. The increase of $8.0 million was attributable to the recognition of loss reserves in 2020 for the design development, and manufacture of the Gen-3 satellites. The changes in contract estimates driving these estimated contract losses were due to design changes required to meet customer contract requirements. The remaining $2.1 million increase is due to a complete year of product engineering costs generated compared to two months of product engineering costs in the year ended December 31, 2019.

Selling, general, and administrative expense

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Product development costs	$7,190	$8,542	$(1,352)	(15.8)%
Salaries and benefit costs	18,020	14,139	3,881	27.4%
Professional fees	2,255	6,235	(3,980)	(63.8)%
Other	1,144	4,829	(3,685)	(76.3)%

Selling, general administrative expense	$28,609	$33,745	$(5,136)	(15.2)%

Selling, general and administrative expense decreased approximately $5.1 million, or 15.2%, during the year ended December 31, 2020 compared to December 31, 2019. The decrease was primarily driven by a $4.0 million decrease in third party professional services due to diligence support that occurred in the year ended December 31, 2019 that did not reoccur in the year ended December 31, 2020. Product development costs decreased $1.4 million due to the reallocation of software engineering labor resources from product development to billable projects. The remaining decrease of $3.7 million was due to other expenses including but not limited to, utility, and other location-specific service costs and significantly decreased travel expenses. This was partially offset by a $3.9 million increase in employee expenses driven by a slight increase in headcount and higher effective overall payroll amount in the year ended December 31, 2020 as compared to the prior year. The higher effective rate was due to increased employee-related benefit costs and performance incentives.

Research and development expense

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Research and development expense	$255	$1,099	$(844)	(76.8)%

Research and development expense decreased approximately $0.8 million, or 76.8%, during the year ended December 31, 2020 compared to December 31, 2019. The decrease compared to the year ended December 31, 2019 was primarily driven by one of our projects reaching technological feasibility in the year ended December 31, 2020. This was partially offset by increased design labor costs on the design of our Gen-3 satellites.

Depreciation and amortization expense

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Depreciation expense	$8,452	$5,546	$2,906	52.4%
Amortization expense	1,351	1,351	—	—%

Depreciation and amortization expense	$9,803	$6,897	$2,906	42.1%

Depreciation and amortization expense increased approximately $2.9 million, or 42.1%, for the year ended December 31, 2020 compared to December 31, 2019. The increase was primarily driven by two satellites placed in service in the second half of 2020.

Satellite impairment loss

Satellite impairment loss decreased approximately $6.6 million, or 100.0%, for the year ended December 31, 2020 compared to December 31, 2019. The decrease was related to an impairment charge for one non-functioning satellite in 2019. We did not have any satellite impairment losses in the year ended December 31, 2020.

Gain/(loss) on debt extinguishment

During the year ended December 31, 2020 we recorded a gain of $0.3 million on debt extinguishment related to the Mitsui & Co. (U.S.A.) Ltd. (“Mitsui”) debt.

During the year ended December 31, 2019 we recorded a $3.3 million loss on debt extinguishment related to unrecognized debt discount on the term loan from Silicon Valley Bank’s Amended and Restated Loan and Security Agreement (“SVB LSA”).

Realized gain on conversion of notes

During the year ended December 31, 2019, we recorded a gain of $4.1 million related to the conversion of promissory notes from the Omnibus Agreement and Waiver Agreement and Conversion Election (the “2019 Omnibus Agreement”) as further described in Note 14 to our consolidated financial statements included elsewhere in this proxy statement/consent solicitation/statement/prospectus. As the notes were extinguished in the year ended December 31, 2019, there was no similar gain or loss in the year ended December 31, 2020.

Unrealized (loss)/gain on derivative

During the years ended December 31, 2020 and 2019, we recorded a $0.6 million loss and $0.5 million gain on derivatives, respectively. The change was related to the fluctuation of fair value related to warrants to purchase our Series B and C Redeemable Convertible Preferred Stock.

Loss on equity method investment

Loss on equity method investment decreased by $0.3 million, or 23.2%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This decrease is related to the improved operating performance of LeoStella.

Interest expense

Interest expense decreased approximately $8.5 million, or 62.0%, for the year ended December 31, 2020 compared to December 31, 2019. The decrease was primarily due to the amortization of debt discount that was recorded in 2019 which did not recur in the year ended December 31, 2020.

Gain/(loss) from discontinued operations, net of tax

	Year Ended December 31,		$	%
	2020	2019	Change	Change
	(dollars in thousands)
Discontinued operations:
Loss from discontinued operations, before income taxes.	$(2,487)	$(6,160)	$3,673	(59.6)%
Gain on disposal of discontinued operations	30,672	—	30,672	100.0%

Total gain/(loss) of discontinued operations, net of income taxes	$28,185	$(6,160)	$34,345	(557.5)%

During the year ended December 31, 2020, we recorded a total gain from discontinued operations of $28.2 million. On June 12, 2020, we completed the sale of 100% of our interest in the Launch Division to M&Y Space for a final purchase price of $31.6 million. The 2020 SPA (as defined below) included customary representations, warranties and agreements by us, customary conditions to closing, indemnification obligations of us, certain other obligations of the parties and termination provisions.

During the year ended December 31, 2019 we recorded a loss from discontinued operations of $6.2 million. During 2019 and 2020, the primary driver of the loss from discontinued operations were operating losses incurred by the Launch Division for twelve months in 2019 and six months in 2020. Operations were also negatively impacted by significant expenses incurred associated with the planned sale of the Launch Division and other separation related costs that are included within discontinued operations such as legal, consulting, and other transaction-related fees.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, management utilizes certain non-GAAP performance measures, EBITDA and Adjusted EBITDA, and free cash flow for purposes of evaluating our ongoing operations and for internal planning and forecasting purposes. Our management and board of directors believe that these non-GAAP operating measures, when reviewed collectively with our GAAP financial information, provide useful supplemental information to investors in assessing our operating performance.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest income and expense, income tax expense or benefit, and depreciation and amortization. Adjusted EBITDA has been calculated using EBITDA adjusted for (gain)/loss from discontinued operations, net of tax, launch employee retention bonuses, launch related shared services, satellite impairment loss, (gain)/loss on debt extinguishment, unrealized loss/(gain) on derivative, stock-based compensation, realized gain on conversion of notes, (gain)/loss on equity method investment, loss on issuance of the Notes and debt issuance cost expensed. We have presented EBITDA and Adjusted EBITDA because both are key measures used by our management and board of directors to understand and evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the exclusion of certain items in calculating Adjusted EBITDA can produce a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results. In addition, we believe that both EBITDA and Adjusted EBITDA provide additional information for investors to use in evaluating our ongoing operating results and trends. These non-GAAP measures provide investors with incremental information for the evaluation of our performance after isolation of certain items deemed unrelated to our core business operations.

EBITDA and Adjusted EBITDA are presented as supplemental measures to our GAAP measures of performance. When evaluating EBITDA and Adjusted EBITDA, you should be aware that we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Furthermore, our computation of Adjusted EBITDA may not be directly comparable to similarly titled measures computed by other companies, as the nature of the adjustments that other companies may include or exclude when calculating Adjusted EBITDA may differ from the adjustments reflected in our measure. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation, nor should these measures be viewed as a substitute for the most directly comparable GAAP measure, which is net loss. We compensate for the limitations of non-GAAP measures by relying primarily on our GAAP results. You should review the reconciliation of our net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our performance.

The table below reconciles our net loss to EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020:

	Three Month Ended March 31,
	2021	2020
	(dollars in thousands)
Net loss	$(168,569)	$(13,273)
Interest expense	1,168	1,644
Income tax (provision) benefit	—	—
Depreciation and amortization	2,764	1,885

EBITDA	(164,637)	(9,744)
Loss/(gain) from discontinued operations, before income tax	—	(1,315)
Launch employee retention bonuses	—	328
Launch related shared services	—	(379)
Unrealized loss/(gain) on derivative	14,008	139
Stock-based compensation	521	709
(Gain)/loss on equity method investment	(196)	300
Loss on Issuance of 2021 Convertible Bridge Notes Tranche One	84,291	—
Loss on Issuance of 2021 Convertible Bridge Notes Tranche Two	12,185	—
Debt Issuance Cost Expensed For Debt Carried At Fair Value	47,623	—

Adjusted EBITDA	$(6,205)	$(9,962)

The table below reconciles our net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(dollars in thousands)
Net loss	$(19,538)	$(66,028)
Interest expense	5,201	13,693
Depreciation and amortization	9,803	6,897

EBITDA	(4,534)	(45,438)
(Gain)/loss from discontinued operations, net of tax (including gain from disposal of the Launch Division of $30,672 and $0 for the years ended December 31, 2020 and 2019, respectively)	(28,185)	6,160
Launch employee retention bonuses	983	205
Launch related shared services	(678)	(2,506)
Satellite impairment loss	—	6,606
(Gain)/loss on debt extinguishment	(284)	3,267
Unrealized loss/(gain) on derivative	558	(541)
Stock-based compensation	2,176	3,849
Realized (gain) on conversion of notes	—	(4,113)
Loss on equity method investment	953	1,241

Adjusted EBITDA	$(29,011)	$(31,270)

Free Cash Flow

We define free cash flow as cash flows (used in) provided by operating activities—continuing operations plus cash flows (used in) provided by operating activities—discontinued operations less purchase of property and equipment and satellite procurement work in process. We have presented free cash flow because it is used by our management and board of directors as an indicator of the amount of cash we generate or use and to evaluate our ability to satisfy current and future obligations and to fund future business opportunities. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our ability to satisfy our financial obligations and pursue business opportunities, and allowing for greater transparency with respect to a key financial metric used by our management in their financial and operational decision-making.

Free cash flow is not defined by GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of free cash flow rather than net cash from (used in) operating activities, which is the most directly comparable GAAP equivalent. Some of these limitations are:

•

free cash flow is not a measure of cash available for discretionary expenditures since we have certain non-discretionary obligations such as debt repayments or capital lease obligations that are not deducted from the measure; and

•	other companies, including companies in our industry, may calculate free cash flow differently, which reduces its usefulness as a comparative measure.

The table below reconciles our net cash used in operating activities to free cash flow for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021 (dollars in thousands)
	BlackSky	Launch	Total
Cash flows used in operating activities—continuing operations	$(10,583)	$—	$(10,583)
Cash flows used in operating activities—discontinued operations	—	—	—

Net cash used in operating activities	(10,583)	—	(10,583)

Purchase of property and equipment	(17)	—	(17)
Satellite procurement work in process	(7,502)	—	(7,502)

Free cash flow	$(18,102)	$—	$(18,102)

Net cash (used in) provided by investing activities	$(7,519)	$—	$(7,519)
Net cash provided by financing activities	$57,791	$—	$57,791

	Three Months Ended March 31, 2020 (dollars in thousands)
	BlackSky	Launch	Total
Cash flows used in operating activities—continuing operations	$(5,870)	$—	$(5,870)
Cash flows provided by operating activities—discontinued operations	—	(12,040)	(12,040)

Net cash (used in) provided by operating activities	(5,870)	(12,040)	(17,910)

Purchase of property and equipment	(35)	(3,398)	(3,433)
Satellite procurement work in process	(11,561)	—	(11,561)

Free cash flow	$(17,466)	$(15,438)	$(32,904)

Net cash (used in) investing activities	$(11,596)	$(3,398)	$(14,994)
Net cash (used in) financing activities	$(2)	$—	$(2)

The table below reconciles our net cash used in operating activities to free cash flow for the years ended December 31, 2020 and 2019:

	Year Ended December 31, 2020 (dollars in thousands)
	BlackSky	Launch	Total
Cash flows used in operating activities—continuing operations	$(15,300)	$—	$(15,300)
Cash flows used in operating activities—discontinued operations	—	(16,374)	(16,374)

Net cash used in operating activities	(15,300)	(16,374)	(31,674)

Purchase of property and equipment	(281)	(491)	(772)
Satellite procurement work in process	(18,096)	—	(18,096)

Free cash flow	$(33,677)	$(16,865)	$(50,542)

Net cash (used in) provided by investing activities	$(18,377)	$8,607	$(9,770)
Net cash provided by financing activities	$3,444	$—	$3,444

	Year Ended December 31, 2019 (dollars in thousands)
	BlackSky	Launch	Total
Cash flows used in operating activities—continuing operations	$(33,118)	$—	$(33,118)
Cash flows provided by operating activities—discontinued operations	—	6,808	6,808

Net cash (used in) provided by operating activities	(33,118)	6,808	(26,310)

	Year Ended December 31, 2020 (dollars in thousands)
	BlackSky	Launch	Total

	Year Ended December 31, 2019 (dollars in thousands)
	BlackSky	Launch	Total
Purchase of property and equipment	(481)	(266)	(747)
Satellite procurement work in process	(33,208)	—	(33,208)

Free cash flow	$(66,807)	$6,542	$(60,265)

Net cash (used in) investing activities	$(33,689)	$(266)	$(33,955)
Net cash provided by financing activities	$89,839	$(133)	$89,706

Liquidity and Capital Resources

Due to our history of recurring losses from operations, negative cash flows from operations, and a significant accumulated deficit, management concluded that there was substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2020 as to the substantial doubt about our ability to continue as a going concern. Our consolidated condensed financial statements have been prepared in accordance with GAAP, which contemplates that we will continue to operate as a going concern. Our consolidated condensed financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.

Our cash and cash equivalents excluding restricted cash totaled $44.8 million and $10.2 million as of March 31, 2021 and 2020, respectively. The absence of cash flows from discontinued operations is not expected to affect our future liquidity and capital resources. Currently, our primary sources of liquidity are cash flows generated from issuances of debt and preferred stock to investors. We have incurred losses and generated negative cash flows from operations since our inception in September 2014. At March 31, 2021, we had an accumulated deficit of $392.0 million.

On February 2, 2021, we amended the Omnibus Agreement, dated June 27, 2018, by and among us and the persons and entities listed therein (the “2021 Omnibus Amendment”). Under the 2021 Omnibus Amendment, we may borrow additional indebtedness in connection with subordinated, unsecured convertible promissory notes (the “2021 Bridge Notes”) issuable between February 2, 2021 and June 30, 2021 up to an aggregate principal amount of $60.0 million (the “2021 Bridge Financing”). The 2021 Bridge Notes mature six months after the date that all unpaid principal and accrued interest outstanding under the Intelsat Jackson Holdings SA and Seahawk Amended and Restated Loan and Security Agreement (the “Intelsat Facility”) are due. In connection with the 2021 Omnibus Amendment, the investors guaranteeing the SVB line of credit further reaffirmed their guarantees and received a one-time issuance of seven shares of our Class A common stock for every dollar guaranteed.

The 2021 Bridge Notes convert in connection with the closing of the merger into shares of Osprey’s Class A common stock at a price per share equal to 80% of the price per share of Class A Common Stock as determined in connection with the merger. During the period from February 2, 2021 through February 3, 2021, we completed the closing of our initial tranche of the 2021 Bridge Financing of $18.1 million from existing stockholders. All investors participating in the initial tranche also received incentive equity equal to seven shares of our Class A Common Stock for each dollar invested, and certain other investors participating in the initial tranche also received warrants exercisable for shares of our Class A common stock in amounts ranging from approximately 0.14% of our fully-diluted share capital for each dollar invested over $1.0 million to 3.5% of our fully-diluted share capital. The aggregate principal amount of the notes issued in the initial tranche was approximately $18.1 million. During the period from February 4, 2021 through February 18, 2021, we completed the closing of a second tranche of the 2021 Bridge Financing, raising an aggregate principal amount of $40.0 million,

$10 million of which was invested by an affiliate of Mithril Capital Management (of which Ajay Royan, a member of BlackSky’s board of directors, is Managing Director) and from certain other investors (collectively, the “Second Tranche Bridge Financing Investors”). In addition to their investment in the second tranche of the 2021 Bridge Financing, each of the Second Tranche Bridge Financing Investors or their affiliates also participated in the PIPE Investment.

The remaining residual balance of the 2021 Bridge Financing is allocated to a rights offering in which certain shareholders in the Company will be eligible to participate. We expect the rights offering to close prior to the closing of the merger. If fully subscribed, the aggregate investments of participating shareholders in the rights offering will be approximately $1.9 million, and, subject to commitments for the entire available residual balance of the 2021 Bridge Financing, upon the closing of the rights offering, we shall have received $60.0 million in principal investments. The terms of the rights offering will be substantially identical to those offered in the initial tranche of the 2021 Bridge Financing.

On February 18, 2021, we amended and restated our Certificate of Incorporation to increase the total number of authorized shares of capital stock to a new total of 1,176,556,156 shares and increase the total number of authorized shares of Class A common stock to a new total of 1,000,000,000 shares.

Our current business plan through 2025 assumes that there will be zero investor redemptions in connection with the merger. If actual redemptions are material, management is prepared to implement an alternative business plan to maintain sufficient liquidity to manage risk and uncertainty. This more conservative plan reduces spend on new capital equipment, launch costs, and strategic growth activities relating primarily to sales, marketing and product development. To the extent that additional funds are needed to support this alternative business plan, we plan to fund future cash needs through additional equity and/or debt financing.

Funding Requirements

We expect our expenses to increase substantially as we increase investments in sales, marketing and product to increase our market share, as we procure and launch satellites to increase capacity, as we develop our Gen-3 satellites, and as we build out our general and administrative functions in support of public company operations.

Specifically, our operating expenses will increase as we:

•	procure and launch additional satellites;

•	design and develop our next generation satellites;

•	enhance our platform and expand our sales and marketing efforts;

•	invest in research and development related to new technologies; and

•

hire additional personnel to support the expansion of our operational, financial, information technology, and other areas to support our operations as a public company upon the consummation of the merger.

Short-Term Liquidity Requirements

As of March 31, 2021, our current assets were approximately $59.8 million, consisting primarily of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other current assets, and contract assets.

As of March 31, 2021, our current liabilities were approximately $91.1 million, consisting primarily of accounts payable and accrued liabilities, contract liabilities, current debt obligations, and other current liabilities. Our 2021 Bridge Financing added approximately $58.1 million of cash during the three months ended March 31, 2021, for which there are no covenants tied to financial metrics. We are in compliance with all of our outstanding debt arrangements.

Long-Term Liquidity Requirements

Management anticipates that our most significant long-term liquidity and capital needs will relate to continued funding of operations, satellite development and procurement capital expenditures, launch capital expenditures, debt service and repayment of our Intelsat Facility.

Assuming that there are zero redemptions by Osprey’s public stockholders in connection with the merger, we believe that the cash made available from Osprey’s Trust Account and Osprey’s PIPE investment will provide up to $417.1 million, after the payment of transaction costs and the settlement of certain debt obligations, which BlackSky plans to use to cover forecasted capital needs and operating expenditures for fiscal year 2021 through fiscal year 2023. Beginning in 2024, we anticipate that we will be able to generate sufficient free cash flow from the sale of our products and services to cover operating expenses, working capital, and capital expenditures. The $417.1 million does not include repayment of $71.2 million in principal under the Intelsat Facility. This amount (or some portion of it) could be required to be paid earlier if one or both of the lenders under such debt facility were to deliver repayment letters as permitted upon consummation of the merger. If adequate funds are not available, we plan to fund future cash needs through additional equity and/or debt financing. If we raise funds by issuing debt securities, these debt securities could have rights, preferences, and privileges senior to those of holders of Class A and B common stock. The availability and the terms under which we may borrow additional capital could be disadvantageous, and the terms of debt securities or borrowings could impose significant restrictions on our operations. Macroeconomic conditions and credit markets could also impact the availability and cost of potential future debt financing.

In the event that the maximum number of redemptions are exercised by Osprey’s public stockholders in connection with the merger, we believe that the cash made available from Osprey’s Trust Account and Osprey’s PIPE investment will provide up to $144.1 million, after the payment of transaction costs and the settlement of certain debt obligations, which BlackSky plans to use to cover forecasted capital needs and operating expenditures through fiscal year 2021. In this scenario we would implement an alternative business plan to reduce capital expenditure and strategic growth spend while maintaining appropriate liquidity to manage risk and uncertainty. Alternatively, we would plan to raise additional capital by the third quarter of 2022 to offset the redemptions and execute our business plan without financing-related interruptions. The $144.1 million does not include repayment of $71.2 million in principal under the Intelsat Facility. This amount (or some portion of it) could be required to be paid earlier if one or both of the lenders under such debt facility were to deliver repayment letters as permitted upon consummation of the merger. If adequate funds are not available, we plan to fund future cash needs through additional equity and/or debt financing that we would intend to close and fund by the first quarter of 2022. If we raise funds by issuing debt securities, these debt securities could have rights, preferences, and privileges senior to those of holders of Class A and B common stock. The availability and the terms under which we may borrow additional capital could be disadvantageous, and the terms of debt securities or borrowings could impose significant restrictions on our operations. Macroeconomic conditions and credit markets could also impact the availability and cost of potential future debt financing.

Cash Flow Analysis

For the Three Months Ended March 31, 2021 and 2020

The following table provides a summary of cash flow data for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
	(dollars in thousands)
Cash flows used in operating activities—continuing operations	$(10,583)	$(5,870)
Cash flows (used in) provided by operating activities—discontinued operations	—	(12,040)

Net cash used in operating activities	(10,583)	(17,910)
Cash flows used in investing activities—continuing operations	(7,519)	(11,596)
Cash flows provided by (used in) investing activities—discontinued operations	—	(3,398)

Net cash (used in) investing activities	(7,519)	(14,994)
Cash flows provided by financing activities—continuing operations	57,791	(2)
Cash flows used in financing activities—discontinued operations	—	—

Net cash provided by financing activities	57,791	(2)

Net (decrease) increase in cash, cash equivalents, and restricted cash	39,689	(32,906)
Cash, cash equivalents, and restricted cash – beginning of year	10,573	37,190
Cash reclassified to assets held for sale at beginning of period	—	11,383
Cash reclassified to assets held for sale at the end of period	—	—

Cash, cash equivalents, and restricted cash – end of year	50,262	15,667

Operating activities

For the three months ended March 31, 2021, net cash used in operating activities was approximately $10.6 million. The significant contributor to the cash used during this period were net losses from continuing operations of approximately $168.6 million Non-cash expenses of $161.6 million consisted primarily of $2.8 million depreciation and amortization, $0.5 million stock-based compensation, $96.5 million issuance costs for fair value debt, $47.6 million of debt issuance cost expensed for debt carried at fair value, $14.0 million unrealized loss on derivatives, $0.3 million amortization of debt discount and issuance costs, partially offset by a $0.2 million gain on equity method investment. Net cash outflows attributable to changes in operating assets and liabilities totaled approximately $3.6 million. Net cash outflows were primarily the result, of a $1.3 million increase in advance payments on firm-fixed price contracts and $0.9 million for estimated indirect taxes reclassified to other current liabilities. These cash outflows were partially offset by a $0.2 million decrease in liability for estimated contract losses, $1.7 million in increased accounts receivable, and a $3.8 million increase in accounts payables and accrued liabilities.

For the three months ended March 31, 2020, net cash used in operating activities was approximately $17.9 million. The significant contributor to the cash used during this period were net losses from continuing operations of approximately $14.6 million. Non-cash expenses of $3.5 million consisted primarily of $1.9 million depreciation and amortization, $0.7 million stock-based compensation, $0.5 million amortization of debt discount and issuance costs, $0.1 million unrealized loss on derivatives partially offset by a $0.3 million gain on equity method investment. Net cash inflows attributable to changes in operating assets and liabilities totaled approximately $5.2 million. Net cash inflows were primarily the result, of a $3.4 million increase in liability for estimated contract losses, $2.9 million increase in accounts receivable, $0.1 million increase in other current liabilities, and a $0.7 million increase in accounts payables and accrued liabilities. These cash inflows were partially offset by a $0.2 million decrease in advance payments on firm-fixed price contracts, and $1.4 million decrease in contract assets.

Investing activities

For the three months ended March 31, 2021, net cash used in investing activities was approximately $7.5 million related to cash paid for the procurement of satellites and other launch-related costs.

For the three months ended March 31, 2020, net cash used in investing activities was approximately $15.0 million primarily related to $11.6 million cash paid for the procurement of satellites and $3.4 million cash used in discontinued operations of the Launch Division.

Financing activities

For the three months ended March 31, 2021, net cash provided by financing activities of approximately $57.8 million was primarily related to $58.1 million loan proceeds from the 2021 Bridge Financing offset by $0.4 million of payments of costs associated with the 2021 Bridge Financing.

For the three months ended March 31, 2020, net cash used in financing activities was minimal.

For the Years Ended December 31, 2020 and 2019

The following table provides a summary of cash flow data for the years ended December 31, 2020 and December 31, 2019:

	Year Ended December 31,
	2020	2019
	(dollars in thousands)
Cash flows used in operating activities—continuing operations	$(15,300)	$(33,118)
Cash flows (used in) provided by operating activities—discontinued operations	(16,374)	6,808

Net cash used in operating activities	(31,674)	(26,310)
Cash flows used in investing activities—continuing operations	(18,377)	(33,689)
Cash flows provided by (used in) investing activities—discontinued operations	8,607	(266)

Net cash (used in) investing activities	(9,770)	(33,955)
Cash flows provided by financing activities—continuing operations	3,444	89,839
Cash flows used in financing activities—discontinued operations	—	(133)

Net cash provided by financing activities	3,444	89,706

Net (decrease) increase in cash, cash equivalents, and restricted cash	(38,000)	29,441
Cash, cash equivalents, and restricted cash – beginning of year	37,190	17,577
Cash reclassified to assets held for sale at beginning of period	11,383	1,555
Cash reclassified to assets held for sale at the end of period	—	(11,383)

Cash, cash equivalents, and restricted cash – end of year	$10,573	$37,190

Operating activities

For the year ended December 31, 2020, net cash used in operating activities was approximately $31.7 million. The significant contributors to the cash used during this period were net losses from continuing operations of approximately $47.7 million and the discontinued operations of the Launch Division of approximately $16.4 million, partially offset by the gain on sale of the Launch Division of approximately $28.2 million. Non-cash expenses of $14.2 million consisted primarily of $9.8 million depreciation and amortization, $2.0 million stock-based compensation, $1.1 million amortization of debt discount and issuance costs, $1.0 million loss on equity method investment, $0.6 million unrealized loss on derivatives partially offset by a $0.3 million gain on debt extinguishment. Net cash inflows attributable to changes in operating assets and liabilities totaled approximately $18.3 million. Net cash inflows were primarily the result, of a $9.0 million increase in advance payments on firm-fixed price contract, a $6.3 million increase in liability for estimated contract losses, $1.4 million in reduced accounts receivable, and a $2.5 million increase in accounts payables and accrued liabilities. We also remitted $0.6 million less to service our outstanding debt. These cash inflows were partially offset by an increase in deferred sub-contractor payments of $3.0 million.

For the year ended December 31, 2019, net cash used in operating activities was approximately $26.3 million. The significant contributors to the cash used during this period were net losses from continuing operations of approximately $59.9 million and the loss generated by the discontinued operation of the Launch Division of approximately $6.2 million, partially offset by cash provided by discontinued operations of the Launch Division of $6.8 million. Non-cash expenses of $18.2 million consisted primarily of $6.9 million depreciation and amortization, a $3.1 million loss on debt extinguishment, a $6.6 million satellite impairment loss, a $3.2 million stock-based compensation expense, $1.8 million amortization of debt discount and issuance costs, a $1.2 million loss on equity method investment partially offset by $4.1 million realized gain on promissory notes, and $0.5 million unrealized gain on derivatives. Net cash inflows attributable to changes in operating assets and liabilities totaled approximately $8.6 million. The net cash inflows were primarily the result of an increase in contract liabilities—current and long term—of $6.6 million due to additional advance payments on firm-fixed price contracts, an increase in deferred other long-term liabilities of $1.7 million due to unpaid one-time transaction costs, and an increase of $3.4 million in accounts payable and accrued liabilities due to additional operating costs. The cash inflows were partially offset by $2.0 million increase in prepaid expenses and other current assets.

Investing activities

For the year ended December 31, 2020, net cash used in investing activities was approximately $9.8 million related to the procurement of satellites of approximately $18.1 million offset by cash provided by discontinued operations from the sale of the Launch Division of approximately $8.6 million.

For the year ended December 31, 2019, net cash used in investing activities was approximately $34.0 million primarily related to cash paid for the procurement of satellites and other launch-related costs.

Financing activities

For the year ended December 31, 2020, net cash provided by financing activities of approximately $3.4 million and was primarily related to loan proceeds of $3.6 million received under the Paycheck Protection Program which we expect to repay over the next two years.

For the year ended December 31, 2019, net cash provided by financing activities was approximately $89.7 million and was primarily related to proceeds from the Mitsui loan of $26.0 million, proceeds from the Intelsat Facility of $50.0 million, and proceeds from additional debt issuances of $31.6 million from existing facilities. These cash inflows were offset by principal payments on debt of $14.0 million and debt issuance costs of $3.6 million.

Off-Balance Sheet Arrangements

As of March 31, 2021 and December 31, 2020, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Contractual Obligations and Commitments

The following table describes our contractual obligations and commitments as of March 31, 2021:

	Payments due by period (dollars in thousands)
	Total	Less than 1 year	1-3 years	3-5 years(2)	More than 5 years
Debt:
Loans from related parties	$83,737	$—	$—	$71,237	$12,500
Notes(3)	58,082	—	—	58,082
Line of credit	16,098	16,098	—	—	—
Other debt	3,600	1,147	2,453	—	—
Consent fee liability	2,464	2,464	—	—	—
Lease:
Operating lease commitments	6,847	2,268	4,472	107	—
Capital lease commitments	11	4	4	3	—
Interest:	—
Debt and other financing	48,045	9,475	25,904	12,042	624
Finance leases	1	1	—	—	—

Total(1)	$218,885	$31,457	$32,833	$141,471	$13,124

(1)

We executed as side letter providing for a reduction, at our election, of satellite procurement and certain hardware and integration costs under our satellite procurement contract with LeoStella of up to $8.8 million and received credits in the year ended December 31, 2020 of $5.1 million and an additional credit of $1.5 million in April 2021.

(2)

The amount in this column includes the repayment of $71.2 million in principal of debt under a debt facility, however this amount (or some portion of it) could be required to be paid earlier if one or both of the lenders under such debt facility were to deliver repayment letters as permitted upon consummation of the merger.

(3)	Notes include related party loans from Mithril II, LP in the principal amount of $15 million and VCVC in the principal of $5 million.

Critical Accounting Policies and Estimates

The preparation of our consolidated condensed financial statements and related notes requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management has based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a description of our significant accounting policies see Note 2—“Basis of Presentation and Summary of Significant Accounting Policies,” of the notes to the consolidated condensed financial statements. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated condensed financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated condensed financial statements.

Revenue Recognition

The recognition and measurement of revenue requires the use of judgments and estimates. Specifically, judgment is used in interpreting complex arrangements with nonstandard terms and conditions and determining when all criteria for revenue recognition have been met.

We primarily generate revenues from the sale of products and services. Service revenues include imagery; data, software and analytics, including professional services. Product revenues include engineering and integration from long-term construction contracts.

Identifying the performance obligations contained in a contract, determining transaction price, allocating transaction price, and determining when performance obligations are satisfied can require the application of significant judgment, as further discussed below.

Identifying the performance obligations in a contract

Our contracts typically include multiple promises which are accounted for as separate performance obligations. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit or loss recorded in each period.

Classification of Revenue

We classify revenue as products or services on our consolidated statements of operations and comprehensive loss based on the predominant attributes of the performance obligations.

Determination of and Allocation of Transaction Price

Each customer purchase order sets forth the transaction price for the products and services purchased under the arrangement. For contracts with multiple performance obligations, we evaluate whether the stated selling prices for the products or services represent their standalone selling prices. When it is necessary to allocate the transaction price to multiple performance obligations, management typically uses the expected cost plus a reasonable profit margin to estimate the standalone selling price of each product or service. We also sell standard products or services with observable standalone revenue transactions. In these situations, the observable standalone revenue transactions are used to determine the standalone selling price.

Determination of when Performance Obligations are Satisfied

Service revenues from imagery are recognized at the point-in-time the customer receives access to the imagery, or ratably over the subscription period. Service revenues from data, software and analytics, including professional service solutions, are recognized from the rendering of services over time on a cost-plus, firm fixed price, or a time-and-materials basis. Product revenues are primarily generated from long-term engineering and integration construction contracts. Due to the long-term nature of these contracts, we generally recognize revenue over time using a cost-to-cost measure of progress because it best depicts the transfer of control to the customer as we incur costs on the contracts. Under the percentage-of-completion cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation(s). The estimation of total estimated costs at completion is subject to many variables and requires judgment. We recognize changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. If at any time, the estimate of contract profitability indicates a probable anticipated loss on the contract, we recognize the total loss as and when known.

Equity Valuations

As there is not a market for our equity, valuations of our equity instruments require the application of significant estimates, assumptions, and judgments. These valuations impact various amounts and accounting conclusions that impact our consolidated condensed financial statements, inclusive of the recognition of equity-based compensation, debt discounts when debt issuances are accompanied by the issuance of equity (e.g., warrants), and the evaluation of whether beneficial conversion features exist within our convertible financial instruments.

Equity-Based Compensation

We have issued equity and equity-based awards under our 2014 Stock Incentive Plan and the 2011 Stock Incentive Plan. Awards issued as of the year ended December 31, 2020 include stock options and restricted stock awards. Subsequent to December 31, 2020, we have also issued restricted stock units. Awards are approved by the Board of Directors, and awards that have been canceled, forfeited, or expired are available for issuance in connection with future awards.

For purposes of recognizing equity-based compensation related to restricted stock awards, restricted stock units, and stock options granted to employees, management estimates the grant date fair values of such awards to measure the costs to be recognized for services received. Management then recognizes compensation costs based upon the straight-line amortization of the grant date fair value of the awards over the requisite service period. When equity-based compensation awards include a performance condition, no compensation is recognized until the performance condition is deemed probable to occur.

Management estimates the grant date fair value of restricted stock awards and restricted stock units based upon the estimated fair value of BlackSky’s common stock. Management’s approach to estimating the fair value of BlackSky’s common stock is subsequently described in the discussion of “Preferred Stock and Common Stock Valuations.” Management estimates the fair value of stock options using the Black-Scholes option-pricing model, as subsequently described.

Stock Option and Warrant Valuations

We use the Black-Scholes option-pricing model to value all options and common stock warrants. Estimating the fair value of stock options using the Black-Scholes option-pricing model requires the application of significant assumptions, such as the fair value of our common stock, the estimated term of the options, risk-free interest rates, the expected volatility of the price of our common stock, and an expected dividend yield. Each of these assumptions is subjective, requires significant judgement, and is based upon management’s best estimates. If any of these assumptions were to change significantly in the future, equity-based compensation related to future awards may differ significantly, as compared with awards previously granted.

The assumptions and estimates applied by us to derive the inputs for inclusion in our pricing model are as follows:

Fair Value of Common Stock—Refer to the subsequent discussion of “Preferred Stock and Common Stock Valuation” for a detailed discussion of the valuation techniques and assumptions applied to value our common stock.

Expected Dividend Yield—The Black-Scholes valuation model requires an expected dividend yield as an input. The dividend yield is based on historical experience and expected future changes. We currently have no plans to pay dividends on our common stock and, accordingly, have assumed no dividend yield upon valuation of our stock options.

Expected Volatility—As there is no observable volatility with respect to our common stock, the expected volatility of our common stock has been estimated based upon the historical share price volatility of guideline comparable companies.

Risk-free Interest Rate—The yield on actively traded, non-inflation indexed U.S. Treasury notes has been used to extrapolate an average risk-free interest rate based on the expected term of the underlying grants.

Expected Term—The expected term is the estimated duration to a liquidation event based on a weighted average consideration of our most likely exit prospects for this stage of development. As we are privately funded, the lack of marketability of our equity is factored into the expected term of options granted. We will continue to review our estimate in the future and adjust it, if necessary, due to changes in our historical exercises.

Preferred Stock and Common Stock Valuations

We use valuations of our common stock for various purposes, including, but not limited to, the determination of the exercise price of stock options and inclusion in the Black-Scholes option pricing model. As a privately held company, the lack of an active public market for our preferred stock and common stock requires management and the board of directors to exercise reasonable judgment and consider a number of factors in order to make the best estimate of fair value of our equity. These factors include:

•	industry outlook;

•	general economic outlook, including economic growth, inflation and unemployment, interest rate environment and global economic trends;

•	our operating and financial performance;

•	current business conditions and projections;

•	our prospects as a going concern; and

•	the likelihood of achieving a liquidity event for the underlying equity instruments, such as an initial public offering or sale of the company, given prevailing market conditions.

As our capital structure consists of multiple classes of equity, BlackSky, with the assistance of a third-party valuation specialist, utilizes an option pricing model (“OPM”) to determine the fair value of each class of equity. Under this approach, we first estimate the fair value of our total enterprise value and total equity value using a combination of the income approach, guideline public company method, and guideline transaction method and subsequently use the OPM model to allocate values to each individual equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and exercise prices of the equity instruments. Estimating our total enterprise value, total equity value and, ultimately, the share values of our various classes of equity requires the application of significant judgment and assumptions. Factors considered in connection with estimating these values include those previously cited, as well as the following:

•	arms-length transactions involving the sale or transfer of our common stock, when applicable;

•	the rights, preferences and privileges of our Series A, B, B-1, and C preferred stock relative to those of our common stock; and

•	the lack of marketability of our equity.

The fair value ultimately assigned to our common stock may take into account any number or combination of the various factors described above, based upon their applicability at the time of measurement. Determination of the fair value of our common stock also may involve the application of multiple valuation methodologies and approaches, with varying weighting applied to each methodology as of the grant date. Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows; discount rates; market multiples; the selection of comparable companies; and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

As of December 31, 2020, we estimated that our enterprise fair value was approximately $92.7 million. This enterprise value consists primarily of the enterprise value attributable directly to BlackSky, adjusted to give further effect to the value attributable to our equity method investments. The estimated enterprise value of $92.7 million considered the enterprise value implied using a discounted cash flow model and applied the probability-weighted expected return method (PWERM) to give effect to different scenarios regarding our financial prospects and ability to continue as a going concern based upon whether we obtained near-term additional financing to support our ongoing operations and growth potential.

In February 2021, we issued equity compensation awards, at which point in time, we engaged our third-party valuation specialist to perform a contemporaneous valuation of our enterprise value and common stock. In February 2021, we also obtained new Bridge Financing to fund ongoing operations, signed a letter of intent for a merger with a special purpose acquisition company, and subsequently announced that we had entered into a definitive agreement with Osprey for a merger that would result in us becoming a publicly listed company. Based upon the impact of the new Bridge Financing on our financial condition and the impact that the proposed merger is expected to have on our future prospects and ability to fund our growth strategy, as described in our discussion of “Long-Term Liquidity Requirements” elsewhere in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations, the valuation that was performed as of February 15, 2021 resulted in a significant increase to our estimated enterprise value. Upon updating the estimate of our enterprise value as of February 15, 2021, the proposed merger with Osprey was deemed to be an observable indicator of our enterprise value pursuant to the market approach, and an 80% weighting was placed on the likelihood that the proposed merger would occur when applying the PWERM to our valuation approach and assumptions. Given the substantial weight placed on the implied value of the merger transaction when valuing the enterprise, we concluded that our equity value was approximately $740.0 million as of February 15, 2021. We updated the estimate of our enterprise value as of March 31, 2021, the proposed merger with Osprey was deemed to be an observable indicator of our enterprise value pursuant to the market approach, and a 90% weighting was placed on the likelihood that the proposed merger would occur when applying the PWERM to our valuation approach and assumptions. Given the substantial weight placed on the implied value of the merger transaction when valuing the enterprise, we concluded that our equity value was approximately $832.5 million as of March 31, 2021. These enterprise values were used to derive the underlying value of our equity in connection with all equity compensation awards issued to date during 2021 and, accordingly, our future equity compensation expense is expected to materially increase.

Following the merger with Osprey, it will not be necessary for management and our board of directors to estimate the fair value of our common stock, as the common stock of the combined company will be traded in the public market.

Redeemable Convertible Preferred Stock

Holders of our preferred stock have certain preference rights relative to our common stock. Our preferred stock contains certain redemption and conversion features that are evaluated for appropriate classification. Our preferred stock is not classified as a liability because it is not mandatorily redeemable and does not contain an obligation to issue a variable number of shares. However, our preferred stock can be redeemed upon the occurrence of a liquidation event that is not solely within management’s control. As such, the preferred stock has been classified as redeemable interests outside of permanent equity (i.e., mezzanine or temporary equity) as a result of these features.

Warrants

Warrants have the same risks and rewards as the corresponding equity share ownership in Series B and C redeemable convertible preferred stock and Class A common stock. We analyzed the provisions of the respective warrant agreements, which requires a multi-step approach to evaluate whether an equity-linked financial instrument has embedded features for treatment as a derivative liability. We concluded that certain redemption provisions, if a redemption event were to occur, would result in an unequal amount of deemed proceeds for the preferred shareholders. Therefore, the warrants to purchase Series B and Series C redeemable convertible preferred stock met the criteria for derivative liability treatment and, as such, are recorded as other current liabilities in the consolidated balance sheets. Derivative liabilities must be measured at fair value upon issuance and re-valued at the end of each reporting period through expiration. Any change in fair value between the respective reporting dates is recognized as an unrealized gain or loss in the accompanying consolidated statements of operations and comprehensive loss.

During 2020 we converted a warrant to purchase shares of Series C redeemable convertible preferred stock into a warrant to purchase Class A common stock. We previously concluded that the conversion options embedded in the warrant to purchase shares of our Series C redeemable convertible preferred stock created a derivative liability under Accounting Standards Codification (“ASC”), 815 Derivative and Hedge Accounting, and reported the warrants within other current liabilities in the consolidated balance sheet. The conversion of the warrants for the purchase of Series C redeemable convertible preferred stock previously recorded as an other current liability was reclassified to additional paid-in-capital for the warrants to purchase Class A common stock.

As part of our Bridge Financing we issued warrants to purchase Class A Common Stock. The number of shares of Class A Common Stock for which the warrant are redeemable is not fixed and adjusts based on the fully diluted capitalization of the Company, as defined in the warrant agreements, at the time of exercise. The number of shares the warrants are redeemable for is not fixed and is subject to changes based on the our capital structure, the warrants are not considered as indexed to our stock, and therefore meet the criteria for derivative liability treatment. Derivative liabilities must be measured at fair value upon issuance and re-valued at the end of each reporting period through expiration.

Fair Value Of Debt

During 2021, we issued two tranches of the Notes. We elected to account for these Notes under the fair value option. In accordance with the application of the fair value option, we (i) recorded these Notes immediately prior to conversion at their fair values as of the dates of issuance and (ii) will remeasure the fair value of the notes at each balance sheet date. Both the initial and subsequent measurement of the fair value of the Notes contemplates all of the Notes’ terms and features. Accordingly, when the fair value option has been applied, we do not separately evaluate the Notes for the existence of embedded features that would require bifurcation as embedded derivatives under other accounting guidance. We used a probability-weighted payoff scenario approach to value the long-term debt. Under this approach, we considered the stated interest rate on the notes to derive the principal and accrued interest during the period to a conversion event or maturity, considered any discounted conversion ratios or multipliers, utilized a present value factor based on the remaining payoff period and our risk profile, and assigned a probability to each potential conversion event and to reaching maturity. This estimation process requires the application of significant judgement and assumptions. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Changes to the fair value of the Notes between balance sheet dates are reported within other income/(expense), net in the consolidated statements of operations and comprehensive income/loss, if such changes are attributable to base market risk. Changes to the fair value of the Notes are reported in other comprehensive income/(loss), if such changes are attributable to instrument-specific credit risk. All debt issuance costs incurred in connection with notes accounted for pursuant to the fair value option were expensed as incurred in selling, general, and administrative expense. The Company does not separately report interest expense attributable to notes accounted for pursuant to the fair value option in the consolidated statements of operations and comprehensive loss. Accrued interest, which does not become due until maturity of the notes, is included in the determination of the fair value of the notes and changes thereto.

Goodwill Impairment

We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. Goodwill is tested annually for impairment as of December 31st, or more frequently if events or circumstances indicate the carrying value may be impaired. We identify potential impairment by comparing the fair value of each of our reporting units with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We performed an annual qualitative goodwill assessment over the balance of goodwill we held related to the BlackSky Division reporting unit as of December 31, 2020. We also determined that no triggering events occurred during the three months ended March 31, 2021. The BlackSky Division is composed of all of our operating entities, BlackSky Global LLC and BlackSky Geospatial Solutions, Inc. BlackSky also owns a portion of the equity method investment X-Bow Launch Systems (“X-Bow”) and LeoStella, its joint venture with Thales Alenia Space US Investment LLC. We determined that it is more likely than not that the fair value of the BlackSky Division reporting unit exceeds its carrying value, including goodwill. Although we have a history of recurring losses from operations, negative cash flows from operations, and a significant accumulated deficit, as of the December 31, 2020 valuation, the fair value was greater than 75% in excess of its carrying value for the BlackSky Division reporting unit.

In circumstances where a qualitative analysis indicates that the fair value of a reporting unit does not exceed its carrying value, a quantitative analysis is performed using an income approach. The income approach utilizes a discounted cash flow approach, which requires the use of significant judgments and estimates, including future cash flows, terminal growth rates, and discount rates. The projections for future cash flows are generated using our strategic growth plan and include assumptions about future revenue growth, operating margins, capital expenditures, income tax rates, and working capital requirements. The terminal growth rate is used to calculate the value of cash flows beyond the last projected period in our discounted cash flow analysis and reflects our best estimates for stable, perpetual growth of our reporting units. The discount rate is an estimate of the overall after-tax rate of return required by a market participant whose weighted average cost of capital includes both debt and equity, including a risk premium. The risk premium is a subjective adjustment that, by its very nature, does not include market related data, but instead examines the prospects of the reporting unit relative to the broader industry to determine if there are specific factors, which may make it more “risky” relative to the industry.

The discounted cash flow approach requires management to make certain assumptions based upon information available at the time the valuations are performed. Actual results could differ from these assumptions. Management believes the assumptions used are reflective of what a market participant would have used in calculating fair value considering current economic conditions.

Long Lived Asset Impairment

We evaluate long-lived assets, including finite-lived intangible assets, property and equipment, satellite procurement work in process and other long-term assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Significant judgments in this area involve determining whether a triggering event has occurred and determining the future cash flows for assets involved. In conducting this analysis, we compare the undiscounted cash flows expected to be generated from the long-lived assets (or asset group) to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment charge is measured and recognized based upon the difference between the carrying value of long-lived assets (or asset group) and their fair value.

On May 15, 2021, Rocket Lab Electron rocket carrying two of our satellites suffered a failure during flight, resulting in the loss of both satellites. This resulted in an impairment loss of $18.3 million, the full carrying value of the satellites, recorded to earnings in the second quarter of 2021; $8.4 million of the impairment loss relates to assets included in satellite procurement work in process and other assets as of March 31, 2021.

MANAGEMENT OF NEW BLACKSKY AFTER THE MERGER

Unless the context otherwise requires, all references in this section to “we”, “us”, “our”, and “the Company” are intended to mean BlackSky and its consolidated subsidiaries, prior to the merger and New BlackSky Parent and its consolidated subsidiaries after giving effect to the merger.

Directors and Executive Officers

Osprey and BlackSky anticipate that certain of the current executive officers and directors of BlackSky and Osprey will become executive officers and directors of New BlackSky Parent. The following persons are expected to serve as New BlackSky Parent’s executive officers and directors following the merger, and it is expected that other directors may be identified prior to the effectiveness of this registration statement. For biographical information concerning the executive officers and directors except Mr. DiDomenico, see “Management of BlackSky—Executive Officers”. For biographical information concerning Mr. DiDomenico, see “Management of Osprey—Directors and Executive Officers”. Ages included in the following table are as of March 31, 2021.

Name	Age	Position
Brian O’Toole	57	President and Director
Brian Daum	54	Chief Financial Officer, Chief Operating Officer and Secretary
Will Porteous	48	Director
David DiDomenico	50	Director

Family Relationships

There are no family relationships between any of our directors and executive officers.

Composition of the New BlackSky Parent Board of Directors After the Merger

Our board of directors will be divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of              and             , will expire at New BlackSky Parent’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of              and             , will expire at the New BlackSky Parent second annual meeting of stockholders. The term of office of the third class of directors, consisting of              and             , will expire at the New BlackSky Parent third annual meeting of stockholders. See “Description of New BlackSky Capital Stock—Anti-Takeover Provisions” for more information.

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Our board of directors has determined that each of             ,              and              are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Role in Risk Oversight

One of the key functions of New BlackSky Parent’s board of directors will be informed oversight of New BlackSky Parent’s risk management process. Our board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. Our audit committee will be responsible for overseeing the management of risks associated with New BlackSky Parent’s financial reporting, accounting and auditing matters, our compensation committee will oversee the management of risks associated with New BlackSky Parent’s compensation policies and programs, and our nominating and corporate governance committee will monitor the effectiveness of New BlackSky Parent’s corporate governance guidelines.

Committees of the Board of Directors

As of the effective time, New BlackSky Parent’s board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE require that the compensation and nominating and corporate governance committees of a listed company be comprised solely of independent directors. The charter of each committee will be available on New BlackSky Parent’s website.

Audit Committee

As of the effective time,             ,              and              will serve as members of our audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to the exception described below.              ,              and              are independent.

             will serve as chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of NYSE listing standards and our board of directors has determined that              is an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (i) the quality and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, (iv) the performance of our internal audit function and (v) the performance of our independent registered public accounting firm.

The functions of the audit committee are expected to include, among other things:

•

evaluating the performance, independence and qualifications of New BlackSky Parent’s independent auditors and determining whether to retain New BlackSky Parent’s existing independent auditors or engage new independent auditors;

•	reviewing New BlackSky Parent’s financial reporting processes and disclosure controls;

•	reviewing and approving the engagement of New BlackSky Parent’s independent auditors to perform audit services and any permissible non-audit services;

•

reviewing the adequacy and effectiveness of New BlackSky Parent’s internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of New BlackSky Parent’s internal audit function;

•	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New BlackSky Parent;

•

obtaining and reviewing at least annually a report by New BlackSky Parent’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;

•	monitoring the rotation of partners of New BlackSky Parent’s independent auditors on New BlackSky Parent’s engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of New BlackSky Parent’s independent auditor;

•

reviewing New BlackSky Parent’s annual and quarterly financial statements and annual and quarterly reports on Form 10-K and 10-Q, and discussing the statements and reports with New BlackSky Parent’s independent auditors and management;

•

reviewing with New BlackSky Parent’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of New BlackSky Parent’s financial controls and critical accounting policies;

•	reviewing with management and New BlackSky Parent’s auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by New BlackSky Parent regarding financial controls, accounting, auditing or other matters;

•	preparing the report that the SEC requires in New BlackSky Parent’s annual proxy statement;

•

reviewing and providing oversight of any related party transactions in accordance with New BlackSky Parent’s related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New BlackSky Parent’s code of business conduct;

•	reviewing New BlackSky Parent’s major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the effectiveness of this registration statement.

Compensation Committee

As of the effective time,               and               will serve as members of our compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two (2) members of the compensation committee, all of whom must be independent.               and               are independent.               will serve as chair of the compensation committee.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers and directors, (ii) monitoring our incentive and equity-based compensation plans and (iii) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the compensation committee, which will be available on our website upon the effectiveness of this registration statement. The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

As of the effective time,               and              will serve on our nominating and corporate governance committee.                will serve as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in: (i) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (ii) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (iii) identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (iv) reviewing and recommending to the board of directors corporate governance principles applicable to us, (v) overseeing the evaluation of the board of directors and management and (vi) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the effectiveness of this registration statement.

Director Nominations

Our nominating and corporate governance committee will recommend to the board of directors candidates for nomination for election at the annual meeting of the stockholders. The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers character, professional ethics and integrity, judgment, business acumen, proven achievement and competence in one’s field, the ability to exercise sound business judgment, tenure on the board of directors and skills that are complementary to the board of directors, an understanding of our business, an understanding of the responsibilities that are required of a member of the board of directors, other time commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities, attributes that contribute to the total mix of viewpoints and experience represented on the board of directors and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that will serve as a member of our board of directors or compensation committee.

Code of Business Conduct

We will adopt a new code of business conduct (the “code of business conduct”) that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer, which will be available on our website upon the effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of business conduct on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board, principal executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

Outside Director Compensation Policy

The New BlackSky Parent board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that New BlackSky Parent is able to recruit and retain qualified directors. Prior to the closing of the merger, New BlackSky Parent intends to adopt an Outside Director Compensation Policy that will become effective on the closing date of the merger. The Outside Director Compensation Policy will provide New BlackSky Parent with an effective tool to attract, retain and reward non-employee directors and provide for certain compensation to its non-employee directors. We are currently in the process of determining the compensation of our board of directors following the merger. We will include the relevant disclosures in subsequent amendments to this proxy statement as such information becomes available.

New BlackSky Parent 2021 Equity Incentive Plan

In connection with the merger, the Osprey Board of Directors has adopted the Omnibus Incentive Plan, subject to stockholder approval, in order to facilitate the grant of equity awards as part of New BlackSky Parent’s compensation program, in order to attract, retain and motivate talented employees (including our executive officers). For additional information about the Omnibus Incentive Plan, please see “Proposal 9—The Omnibus Incentive Plan Proposal”.

New BlackSky Parent 2021 Employee Stock Purchase Plan

In connection with the merger, the Osprey Board of Directors has adopted the ESPP, subject to stockholder approval, in order to provide eligible employees (including our executive officers ) the opportunity to purchase New BlackSky Parent Class A common stock at a discount through compensation contributions, as a part of a competitive compensation strategy designed to retain talent. For additional information about the ESPP, please see “Proposal 10—The ESPP Proposal”.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement among Osprey, Merger Sub and BlackSky. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Osprey or BlackSky. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Terms of the Merger

Transaction Structure

Osprey’s and BlackSky’s boards of directors have approved the merger agreement. If the merger agreement and the transactions contemplated thereby are approved by BlackSky’s stockholders and Osprey’s stockholders, and the other conditions to the merger set forth in the merger agreement are satisfied or waived, Merger Sub will merge with and into BlackSky, with BlackSky being the surviving company and a wholly-owned subsidiary of Osprey.

Merger Consideration

Pursuant to the merger agreement, at the effective time, each outstanding share of BlackSky capital stock (other than shares of BlackSky Class B common stock, treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) will be converted into a number of shares of Osprey Class A common stock based on the Per Share Exchange Ratio applicable thereto (as defined in the merger agreement and described herein) and each outstanding BlackSky restricted stock unit, option and warrant will be converted into an Osprey restricted stock unit, option or warrant based on the Class A Common Exchange Ratio.

The total number of shares of Osprey Class A common stock issuable to BlackSky equityholders in connection with the merger (the “Total Consideration Share Amount”) will be calculated by dividing (x) an amount equal to (a) $925,000,000, plus (b) the aggregate exercise prices that would be paid to BlackSky if all options and warrants to purchase BlackSky capital stock outstanding immediately prior to the effective time were exercised in full, minus (c) an amount (not to exceed $1.8 million) equal to the unfunded portion of a bridge loan BlackSky has the right to incur prior to the closing of the merger, and minus (d) the total consideration payable for shares of BlackSky’s Class B common stock in connection with the merger (which amount will equal less than $1,000 in the aggregate) by (y) $10.00. Based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan, it is currently anticipated the total number of shares of Osprey Class A common stock constituting the Total Consideration Share Number will equal approximately              shares.

Conversion of Shares; Exchange Procedures

Pursuant to the merger agreement, each issued and outstanding share of BlackSky Class B common stock will be converted into the right to receive cash consideration equal to $0.00001 per share. The total cash consideration payable to the holders of BlackSky Class B common stock in connection with the merger will equal less than $1,000 in the aggregate.

Effective as of the effective time and by virtue of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio that is applicable to such share.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky preferred stock will be equal to the greater of (i) a number of shares of Osprey Class A common stock equal to the liquidation preference payable with respect to such share of BlackSky preferred stock pursuant to BlackSky’s amended and restated certificate of incorporation and (ii) a number of shares of Osprey Class A common stock issuable with respect to one share of BlackSky Class A common stock in connection with the merger. For purposes of such determination, the Osprey Class A common stock will be valued based on the average closing sale price of one share of Osprey Class A common stock on the NYSE over the thirty day period ending three days prior to the closing of the merger.

The Class A Common Exchange Ratio will equal the quotient of (A) the remaining portion of the Total Consideration Share Amount after deducting the portion thereof payable in connection with the merger to the holders of BlackSky preferred stock, divided by (B) the number of participating shares of BlackSky Class A common stock issued and outstanding as of immediately prior to the effective time on a fully diluted basis (excluding shares of BlackSky Class A common stock issuable upon the conversion of BlackSky preferred stock that will receive their liquidation preference in connection with the merger and excluding shares of BlackSky Class B common stock).

Effective as of the effective time and by virtue of the merger, each BlackSky Stock Option, that is outstanding and unexercised as of immediately prior to the effective time will be converted into an option to acquire a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky Class A common stock subject to the applicable BlackSky Stock Option and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option. The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

Effective as of the effective time and by virtue of the merger, each BlackSky RSU Award that is outstanding as of immediately prior to the effective time will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky common stock subject to the applicable BlackSky RSU Award and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky RSU Award.

Each BlackSky Warrant that is outstanding and unexercised as of immediately prior to the effective time will be (i) automatically exercised in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically exercised in connection with the merger, (ii) automatically terminated in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically terminated if not exercised prior to the effective time or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Class A common stock if the BlackSky Warrant is not a Terminating BlackSky Warrant or Exercising BlackSky Warrant.

Certificates and Letters of Transmittal

Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, New BlackSky will cause a customary letter of transmittal to be mailed to each BlackSky holder of record as of immediately prior to the effective time. This mailing will contain instructions on how to surrender shares of BlackSky capital stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement. From and after the effective time, BlackSky stockholders who properly surrender their shares to New BlackSky, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of BlackSky capital stock the applicable merger consideration.

Dissenting Shares

If the merger is completed, shares of BlackSky held by BlackSky stockholders who have not consented to the merger agreement, and who have perfected and not lost their right to demand appraisal of their shares in accordance with the procedures and requirements of Section 262 of the DGCL and continuously held such shares from the date of making written demand for appraisal through the effective time of the merger will not be converted into the right to receive the merger consideration, and such BlackSky stockholders will instead be entitled only to the rights granted by Section 262 of the DGCL to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value” (or in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the merger to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” of such shares as so determined by the Delaware Court of Chancery could be greater than, the same as or less than the consideration payable pursuant to the merger agreement. If any such BlackSky stockholder withdraws or loses his, her or its appraisal rights under Section 262 of the DGCL, the shares of BlackSky capital stock held by such BlackSky stockholder may, depending upon the circumstances and relevant provisions of Section 262 of the DGCL, be deemed to be converted into the right to receive the merger consideration. Section 262 of the DGCL is attached to this proxy statement/consent solicitation statement/prospectus as Annex D. Failure to follow any of the statutory procedures set forth in Annex D may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, if the merger agreement receives the requisite BlackSky stockholder approval, then a notice of appraisal rights must be given, which notice will be given to non-consenting BlackSky stockholders in the future. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice, BlackSky is not yet obligated to give such notice and it is not yet known whether BlackSky stockholders are entitled to such appraisal rights. As such, BlackSky recommends that its stockholders not send in any demand for appraisal rights before such notice (if any) is given. See “Appraisal Rights” for more information.

Lost, Stolen or Destroyed Stock Certificates

If a certificate for BlackSky capital stock has been lost, stolen or destroyed, New BlackSky will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction and, if required by New BlackSky, a customary indemnity against any claim that may be made against New BlackSky with respect to such certificate.

Unaudited Prospective Financial Information of BlackSky

BlackSky does not as a matter of course make public projections as to future earnings, subscribers or other results. However, BlackSky’s senior management prepared and provided to BlackSky’s board of directors, BlackSky’s financial advisors and Osprey certain internal, unaudited prospective financial information in connection with the evaluation of the merger. The inclusion of the below information should not be regarded as an indication that BlackSky or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of BlackSky’s management, including, among other things, the matters described in “Forward-Looking Statements” and “Risk Factors”. BlackSky believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information BlackSky had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to BlackSky’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of BlackSky’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of BlackSky. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of BlackSky, Osprey or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/consent solicitation statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, BlackSky does not intend to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared. Readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. None of BlackSky, Osprey nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any BlackSky equityholder, Osprey stockholder or any other person regarding ultimate performance compared to the information contained in the prospective financial information or that financial and operating results will be achieved.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by BlackSky may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures.

Unaudited Prospective Financial Information of BlackSky

BlackSky does not as a matter of course make public projections as to future revenue, earnings, subscribers, financial condition or other results. However, BlackSky’s senior management prepared and provided to BlackSky’s board of directors, BlackSky’s financial advisors and Osprey certain internal, unaudited prospective financial information in connection with the evaluation of the merger (the “initial projections”). In June 2021, BlackSky prepared an updated version of its unaudited prospective financial information, which reflected adjustments to BlackSky’s method of accounting for certain of its contracts (the “updated projections”). A summary of certain key aspects of both the initial projections and the updated projections are set forth below.

The inclusion of the below information should not be regarded as an indication that BlackSky, Osprey, their respective boards of directors or their respective affiliates, advisors or other representatives, or any other recipient of this information, considered — or now considers — it to be necessarily predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of BlackSky’s management, including, among other things, the matters described in “Forward-Looking Statements” and “Risk Factors”. BlackSky believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information BlackSky had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to BlackSky’s business, industry performance, the regulatory environment, and general business and economic conditions.

The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. Neither the initial projections nor the updated projections were prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of BlackSky’s management, each was prepared on a reasonable basis, reflects the best available estimates and judgments as of the time of preparation, and presents, to the best of BlackSky’s management’s knowledge and belief, the expected course of action and the expected future financial performance of BlackSky as of the time of preparation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus, including investors or holders, are cautioned not to place undue reliance on the prospective financial information, including in making a decision regarding the transaction, as the projections may be materially different than actual results. The initial projections and the updated projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding BlackSky and Osprey included in this proxy statement/consent solicitation statement/prospectus and in Osprey’s other filings with the SEC.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of BlackSky, Osprey or any of their independent auditors express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/consent solicitation statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, BlackSky does not intend to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared. The initial projections were requested by, and disclosed to, Osprey for use as a component in its overall evaluation of BlackSky and are included in this proxy statement/consent solicitation statement/prospectus on that account. BlackSky has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including Osprey. None of BlackSky, Osprey nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any BlackSky equityholder, Osprey stockholder or any other person regarding ultimate performance of BlackSky compared to the information contained in the prospective financial information or that financial and operating results will be achieved. Accordingly, the financial projections should not be looked at as “guidance” of any sort.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by BlackSky may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures included in the prospective financial information to the relevant GAAP financial measures.

The following tables set forth initial projections and updated projections regarding BlackSky for 2021, 2022, 2023, 2024 and 2025:

Initial Projections

	Forecast Year Ended December 31,
(USD in millions)	2021E	2022P	2023P	2024P	2025P
Total Revenue	$46	$114	$223	$386	$546
Adjusted EBITDA	$(39)	$1	$69	$174	$244
Net Income	$(70)	$(100)	$(27)	$72	$99

(1)

Adjusted EBITDA is calculated as EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for (gain)/loss from discontinued operations, net of tax, Launch employee retention bonuses, launch related shared services, satellite impairment loss, (gain)/loss on debt extinguishment, (gain)/loss on derivative, stock-based compensation, realized gain on conversion of notes, and loss on equity method investment.

Updated Projections

	Forecast Year Ended December 31,
(USD in millions)	2021E	2022P	2023P	2024P	2025P
Total Revenue	$40	$114	$226	$389	$546
Adjusted EBITDA	$(41)	$2	$72	$177	$246
Net Income	$(272)	$(99)	$(23)	$69	$105

(1)

Adjusted EBITDA is calculated as EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for (gain)/loss from discontinued operations, net of tax, Launch employee retention bonuses, launch related shared services, satellite impairment loss, (gain)/loss on debt extinguishment, (gain)/loss on derivative, stock-based compensation, realized gain on conversion of notes, and loss on equity method investment.

2021 revenue projections decreased primarily as a result of the delays in the performance start dates for two contracts. The decreased revenue from those contracts is expected to be offset by increased revenues from new customers and the growth of existing customer relationships in 2022, and therefore BlackSky did not adjust its revenue forecast for 2022 or materially for 2023, 2024 or 2025.

2021 adjusted EBITDA projections decreased primarily as a result of the decrease in 2021 forecasted revenue (described above). Such decrease in adjusted EBITDA projections were partially offset by decreased projected product costs and selling, general and administrative expenses due to the delays in the performance start dates for the two contracts described above.

2021 net income projections decreased primarily as a result of a loss on issuance of debt related to the 2021 convertible bridge notes. For additional information about the 2021 convertible bridge notes, please see “BlackSky’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Three Months Ended March 31, 2021 and 2020—Other (Expense)/Income”. The decrease in 2021 net income projections also reflects the loss of two BlackSky satellites and the associated launch costs resulting from the May 2021 Rocket Lab Electron launch failure.

BlackSky’s initial projections and updated projections were prepared using a number of assumptions, including the following assumptions that BlackSky believed to be material:

•

We have assumed a significant majority of our projected 2021 and 2022 revenues will be collected from existing customers. We have also assumed incremental revenue from new customers in 2021. Likewise, our 2022 and future year revenue, adjusted EBITDA and net income forecasts assume a significant majority of revenue being derived from our existing customers (with the assumption that our customer base grows each year from the addition of new customers in the prior year and that existing customer relationships deepen, including on the basis of built-in expansions in the underlying contracts with such existing customers). As is the case in 2021, we have assumed that we will collect additional revenue in 2022 and future years from newly added customers in those years in light of ongoing and planned outreach to and negotiations with such potential customers. Our revenue, adjusted EBITDA and net income forecasts are also premised on the assumption that our $2.5 billion pipeline of potential opportunities will result in near term revenue growth.

•

We have assumed investments in BlackSky’s business, including in connection with the merger, will result in revenue, adjusted EBITDA and net income growth. These investments include: a projected 14 satellite constellation deployment by December 31, 2021 (up from the current 6 satellites in operation as of June 1, 2021) and an expanded sales force through hired sales employees and a growing channel partner ecosystem. We have assumed these investments will result in increased imagery revenue and even more so, have assumed that these investments will result in growth in data, software and analytics revenue, as we become more capable of addressing that market with the foregoing investments.

•	We have assumed that cash made available from Osprey’s Trust Account and the PIPE Investment in connection with the merger will allow us to grow our revenue, adjusted EBITDA and net income.

•

We have assumed that there are opportunities to further penetrate our existing customer base (including expanding sales to defense and intelligence customers) and have assumed that we will be able to address demand for space data and analytics from commercial customers.

•

We have assumed that our projected deployment of next generation satellites, Gen-3, in 2023, will enable us to generate high-quality, valuable data for our customers, which we have assumed will lead to increased revenue, adjusted EBITDA and net income.

Background of the Merger

Osprey is a special purpose acquisition company (“SPAC”) originally incorporated in Delaware under the name “Osprey Acquisition Corp. II” on June 15, 2018. On November 5, 2019, following changes to its name, Osprey completed its initial public offering (the “IPO”) as Osprey Technology Acquisition Corp. Prior to the consummation of the IPO, neither Osprey, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Osprey. Osprey was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (each of the foregoing, a “business combination”). Though our efforts to identify a prospective target business were not limited to any particular industry or geographic region, we focused on opportunities in the technology sector, which we believe will deliver strong risk-adjusted returns for our investors. The business combination with BlackSky is a result of an extensive search for a potential transaction utilizing the global network and investing and transaction experience of Osprey’s management team and board of directors. The terms of the merger agreement are the result of an arm’s length negotiation between representatives of Osprey and BlackSky.

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among representatives of Osprey, BlackSky and other parties.

Following Osprey’s IPO through the signing of the merger agreement with BlackSky on February 17, 2021, Moelis & Company (“Moelis”) served as Osprey’s financial advisor in connection with Osprey’s review and evaluation of potential targets. Credit Suisse Securities (USA) LLC (“Credit Suisse”) also advised Osprey from the time of Osprey’s IPO until the time Osprey entered into a non-binding term sheet and agreed to exclusivity with BlackSky. Each of Credit Suisse and Moelis (in such capacity, the “Placement Agents”) were engaged by Osprey as placement agents with respect to a potential PIPE Investment in the transaction. From the date of Osprey’s IPO through the signing of the merger agreement with BlackSky on February 17, 2021, Osprey’s management, along with representatives of Osprey’s financial advisors, contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities.

In its search for an acquisition target, Osprey relied on a number of criteria, including the performance and secular trends of software-focused and other technology businesses. Osprey focused its search primarily on technology businesses with a large market, recurring revenues and attractive gross margins as profitability predictors, as well as a strong management team. Osprey ultimately determined that BlackSky’s data monitoring services and satellite imagery businesses, coupled with its revenue growth rate and pipeline opportunities, growing industry and strong management team, provided a strong basis for pursuing a business combination with BlackSky.

As part of Osprey’s acquisition target search process, representatives of Osprey considered and evaluated over 100 potential acquisition targets operating in the technology or technology-related industry sectors, and ultimately engaged in detailed discussions, due diligence and negotiations with five potential acquisition targets. In connection with such evaluation, representatives of Osprey had discussions regarding certain transaction structures with the members of management and / or the boards of directors of certain potential acquisition targets. From the date of Osprey’s IPO through January 5, 2021, Osprey entered into non-disclosure agreements with 38 of those potential acquisition targets, and submitted non-binding indications of interest to four potential acquisition targets following evaluation of, and discussions with, each such potential acquisition target.

Osprey engaged in significant due diligence and detailed discussions directly with the senior executives and / or shareholders of each of the four potential acquisition targets that received indications of interest, which includes BlackSky and three other companies: (a) a battery electric vehicle maker, which is referred to herein as “Company A”; (b) a provider of application software to the education market, which is referred to herein as “Company B”; and (c) a next generation ecommerce platform, which is referred to herein as “Company C.” As discussed in more detail below, Osprey did not pursue a potential transaction with the other potential acquisition targets for a variety of factors, including (i) the ability to reach a mutually acceptable valuation with the boards of directors and/or stockholders of such other potential acquisition target, and (ii) Osprey’s determination that the business of such other potential acquisition target did not represent an attractive opportunity for Osprey stockholders due to a combination of business prospects, strategy, management teams, structure, likelihood of execution and valuation.

In March 2020, Osprey engaged in discussions with Company A. Over an approximately 3-month period, Osprey management and its advisors held discussions and meetings with Company A management. After completing its analysis, Osprey determined that Company A did not represent the best opportunity for a successful business combination, and management decided to focus on alternative opportunities.

In March 2020, Osprey initially engaged in discussions with Company B. These discussions began progressing more rapidly in June 2020. Over an approximately 6-month period, Osprey management and its advisors held discussions and business due diligence meetings with Company B management. Additionally, Skadden, Arps, Slate, Meagher and Flom, LLP (“Skadden”), Osprey’s legal counsel, conducted legal diligence, and drafted and negotiated with Company B’s legal counsel transaction documentation in connection with a potential business combination. Concurrently, Osprey management and its advisors undertook outreach and discussions with certain select potential PIPE investors in connection with the contemplated transaction with Company B. In September 2020, following in-depth discussions with its financial and legal advisors, potential PIPE investors and management of Company B, Osprey determined that Company B did not represent the best opportunity for a successful business combination, and management decided not to continue discussions with Company B and to focus on alternative opportunities.

During the fall of 2020, Osprey continued to explore and evaluate acquisition opportunities.

In December 2020, Osprey engaged in discussions with Company C. In December 2020, Osprey entered into a non-disclosure agreement with Company C and began to conduct certain business diligence, subsequent to which management of Osprey delivered to management of Company C a non-binding indication of interest. From December 2020 through early January 2021, Osprey management and its advisors held discussions and meetings with Company C management. After completing its analysis, Osprey determined that Company C did not represent the best opportunity for a successful business combination, and management decided to focus on alternative opportunities.

During the second half of 2020, BlackSky engaged in discussions with third parties regarding various financing and capital raising transactions to fund BlackSky’s operations and growth initiatives. In early December 2020, the BlackSky board of directors determined to consider as a financing alternative the possibility of consummating a business combination with a SPAC and engaging Credit Suisse as its financial advisor and capital markets advisor in connection with such exploration. During December 2020, representatives of Credit Suisse met with members of BlackSky management and the board of directors to discuss potential SPACs with which to pursue a business combination, including Osprey.

Between December 21, 2020 and December 23, 2020, Stuart Ellman and Will Porteous, representatives of RRE Ventures LLC, which is a current BlackSky investor, reached out to representatives of Osprey to discuss several potential opportunities for a business combination with Osprey.

On January 2, 2021, following review of the information provided by Messrs. Ellman and Porteous, Mr. David DiDomenico, a partner at JANA Partners, a co-founder of our Sponsor who serves as Osprey’s Chief Executive Officer and President, reached out to Mr. Porteous via email to express a preliminary interest in an introduction to BlackSky in connection with a potential business combination.

On January 3, 2021, Mr. DiDomenico introduced Mr. Porteous to Mr. Jonathan Cohen, Osprey’s Co-Executive Chairman and the Chief Executive Officer of HEPCO Capital Management, LLC (“HEPCO”), a co-founder of our Sponsor, via videoconference meeting.

On January 4, 2021, Mr. DiDomenico spoke with representatives of Credit Suisse about BlackSky, which was followed by a videoconference introduction between Mr. DiDomenico and Mr. Brian O’Toole, BlackSky’s President, on January 5, 2021. Also on January 5, 2021, representatives of BlackSky sent to representatives of Osprey a proposed draft of a confidentiality agreement. Later that day, the parties entered into a confidentiality agreement and Osprey began receiving confidential information thereunder.

On January 6, 2021 and January 8, 2021, representatives of each of BlackSky and Osprey held numerous videoconference meetings, during which representatives of BlackSky provided an overview of the BlackSky business and its plans, strategies, financial projections and other relevant information to representatives of Osprey.

On January 7, 2021, Mr. Jeffrey Brotman, Osprey’s Chief Financial Officer and Chief Legal Officer, shared with the Osprey board of directors a BlackSky management presentation that BlackSky’s management team had shared with Osprey’s management team.

On January 9, 2021 Messrs. DiDomenico and J. Cohen discussed with representatives of Moelis the potential business combination with BlackSky and retaining Moelis as a financial advisor of Osprey in connection with such transaction.

On January 10, 2021, Mr. Porteous spoke with Messrs. DiDomenico and J. Cohen by videoconference and Messrs. DiDomenico and J. Cohen expressed Osprey’s continued interest in BlackSky to Mr. Porteous.

On January 11, 2021, representatives of BlackSky hosted a videoconference meeting with representatives of each of Osprey and Moelis, during which representatives of BlackSky demonstrated certain BlackSky technology.

Also on January 11, 2021, Mr. DiDomenico shared with the Osprey board of directors an investment thesis summary and a presentation with a preliminary valuation of BlackSky prepared by Moelis. Messrs. DiDomenico and J. Cohen subsequently discussed the BlackSky opportunity with each Osprey director, and Osprey’s directors authorized management to proceed with entering into a non-binding term sheet.

Also on January 11, 2021, representatives of Osprey sent to representatives of BlackSky a proposed high-level non-binding term sheet, including a high-level summary of transaction terms with respect to a potential business combination. The term sheet contemplated, among other terms, a pre-money valuation of BlackSky of between $950 million and $1.025 billion based on a valuation of the Osprey Class A common stock at $10 per share and a 5% SPAC discount to attract potential PIPE investors. The term sheet also provided for the restructuring of certain of the founder shares held by the Sponsor so that such restricted shares would become unrestricted in two equal tiers at such time as New BlackSky Parent achieved a trading price exceeding certain dollar thresholds until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions), a resetting of the strike price of certain warrants held by the Sponsor from $11.50 per share to $20.00 per share, an $82 million PIPE investment in connection with the transaction (including $20 million to be raised through the issuance of shares of Class A common stock to the Sponsor and certain of its and Osprey’s affiliates) and a closing condition that, after giving effect to the proceeds from the PIPE investment and the redemption of Osprey publicly held shares, Osprey would have an amount of cash of at least $200 million.

On January 12, 2021, Messrs. O’Toole and Porteous on behalf of BlackSky and Messrs. DiDomenico and Cohen on behalf of Osprey discussed the proposed terms of the transaction and revisions proposed by BlackSky, including with respect to the valuation of BlackSky. Following such discussion, Mr. DiDomenico delivered to Mr. O’Toole a revised draft of the term sheet for the proposed transaction. The revised term sheet reflected, among other things, a valuation of BlackSky equal to $1.138 billion which assumed net debt of $90 million and, after applying the adjustments contemplated in the term sheet, would result in the BlackSky equityholders receiving 89 million shares of Osprey Class A common stock in the transaction, implying (based on a valuation of the Osprey Class A common stock at $10 per share) an equity value of BlackSky equal to $890 million. The revised term sheet also increased the minimum cash closing condition to $225 million.

After several discussions Messrs. O’Toole, Porteous, DiDomenico and Cohen over the course of January 13, 2021, including with respect to BlackSky’s balance sheet, valuation and other economic terms reflected in Osprey’s preliminary proposal, certain post-closing transfer restrictions on shares held by Osprey’s sponsor, efforts related to securing the required PIPE Investment, BlackSky’s bridge financing, governance of New BlackSky Parent following consummation of the transactions, and a 45-day exclusivity period (subject to extension), Osprey and BlackSky finalized negotiations with respect to the term sheet.

On the afternoon of January 13, 2021, the BlackSky board of directors held a meeting by videoconference to discuss, among other things, the status of financing discussions and the terms of the proposed transaction with Osprey. During such discussion, the BlackSky board instructed management to propose an increase to the number of shares of Osprey Class A common stock to be issued to the BlackSky securityholders from 89 million to 92.5 million shares, implying an equity value of BlackSky equal to $925 million. Following discussion, the board unanimously approved the execution by BlackSky of the proposed term sheet with Osprey.

Following the BlackSky board of directors meeting, BlackSky management conveyed BlackSky’s proposed change to the number of shares to be issued to BlackSky stockholders in connection with the transaction and indicated that BlackSky was otherwise prepared to enter into the term sheet. Following Osprey’s agreement with such revision, BlackSky and Osprey entered into the proposed term sheet on the night of January 13, 2021.

In analyzing the potential business combination with BlackSky and deriving a valuation for the BlackSky business, Osprey and its financial advisors reviewed a number of valuation metrics, including BlackSky’s revenue, revenue growth rate and pipeline opportunities, with a focus on calendar years 2021 and 2022. Osprey also compared BlackSky to other comparable “new space” companies, including software and satellite companies, on a revenue multiple basis. Additionally, Osprey reviewed public trading records and revenues of existing technology and analytics, and aerospace and defense incumbents, analyzing such companies’ median multiple and distribution of multiples. Osprey also reviewed recent funding rounds and capital positions of private data analytics companies.

Over the course of the exclusivity period and leading up to the signing of the merger agreement, representatives of Osprey and BlackSky had multiple conversations on various topics related to the terms of the transaction documentation and diligence matters in connection with the transaction.

Over the course of the discussions related to the potential business combination between BlackSky and Osprey, the Osprey board of directors determined that BlackSky represented a compelling opportunity considering BlackSky’s strong management team, growth and margin profile, and fast-growing and large market opportunity. Compared to BlackSky, Osprey did not consider the other alternative acquisition targets that Osprey evaluated to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.

On January 14, 2021, representatives of each of Osprey, BlackSky and their respective advisors met via videoconference to discuss the potential transaction, including, among other things, the anticipated timeline and process for completing due diligence, reaching out to potential investors in the PIPE Investment, and drafting, negotiating and executing transaction documentation.

On January 16, 2021, representatives of Skadden were granted access to an electronic data room for purposes of reviewing legal due diligence information regarding BlackSky. From January 16, 2021 through the date the merger agreement was signed, various representatives of each of Osprey and Skadden conducted due diligence of BlackSky through document review, written requests and responses among the parties, and several telephonic conferences with representatives of BlackSky and Wilson Sonsini Goodrich & Rosati, P.C., legal counsel to BlackSky (“Wilson Sonsini”), covering various areas, including, but not limited to, commercial operations, financial results, intellectual property, information technology and data security, employment matters, and litigation, legal compliance and general corporate matters.

On January 18, 2021, representatives of each of BlackSky, Osprey and their respective advisors continued to discuss the transaction in a series of videoconference and telephonic meetings, including (a) a business call to discuss BlackSky’s financial model, projections and customers, (b) a finance and accounting call to discuss BlackSky’s accounting processes and the anticipated timeline for the preparation of financial statements, and (c) a technology call to discuss BlackSky’s satellite technology.

Also on January 18, 2021, the Osprey board of directors met telephonically and via videoconference to discuss Osprey’s pipeline of potential targets, including the potential business combination with BlackSky, related diligence process and timing for a potential BlackSky transaction. Following this discussion, the Osprey board of directors authorized management to continue discussions with BlackSky regarding a potential business combination.

On January 19, 2021, Mr. Brotman and Mr. William Fradin, an Executive Vice President at Osprey, and each a senior officer of HEPCO, attended a teleconference meeting with representatives of the BlackSky finance team and their respective advisors to discuss additional finance diligence matters and work streams. The parties and their representatives continued to hold daily business calls led by the chief financial officers of Osprey and BlackSky, to monitor the progress of related work streams leading up to signing.

Also on January 19, 2021, representatives of each of Osprey, BlackSky and their respective advisors attended (a) a commercial call to discuss BlackSky’s sales and marketing approach, and (b) a technology call to discuss BlackSky’s software and technology infrastructure.

On January 19, 22, 25 and 26, 2021, Osprey management had discussions regarding the potential transaction with an industry expert who is a former Deputy Director of the Defense Intelligence Agency and a former Director of the National Geospatial-Intelligence Agency.

On January 20, 2021, representatives of BlackSky hosted a virtual tour of its facilities via videoconference, which was attended by representatives of each of Osprey and their advisors

On January 21, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini an initial draft of the merger agreement. The draft provided for, among other things, (a) delivery of a support agreement to be entered into by the Sponsor contemporaneously with the execution of the merger agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor would agree to vote in favor of the adoption of the merger agreement and the transactions at a special meeting of Osprey’s stockholders to be held to approve the proposed transactions and other related matters, (b) delivery of a support agreement entered into by BlackSky stockholders collectively holding the requisite voting power of BlackSky necessary to approve the transactions, contemporaneously with the execution of the merger agreement (the “Stockholder Support Agreement”), coupled with delivery of a BlackSky stockholders’ approval of the merger agreement pursuant to a written consent after the registration statement becomes effective, and (c) certain exclusivity obligations between BlackSky and Osprey during the period between signing and closing.

Over the following weeks, Messrs. DiDomenico and Porteous held several telephonic meetings to discuss the status of the parties’ discussions, advance progress with respect to the several work streams and open items to be resolved prior to signing.

On January 22, 2021, Osprey retained NASK Incorporated (“NASK”), which provides solutions for the intelligence and defense communities in the fields of geolocation and analytic tradecraft, as a consultant with respect to certain technical diligence matters in connection with the proposed transaction.

On January 25, 2021, Mr. Brotman and Mr. Brian Daum, BlackSky’s Chief Financial Officer, held a telephonic discussion with respect to the status of diligence and documentation and next steps with respect to such work streams.

On January 26, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini an initial draft of the form of subscription agreement to be entered into in connection with the PIPE Investment. The parties subsequently exchanged several drafts until the form of subscription agreement was shared with potential investors following their wall cross during the first week of February, 2021. The subscription agreements were further refined and finalized with the input of investors in the weeks prior to entry into the agreements on February 17, 2021.

Also on January 26, 2021, representatives of each of Osprey, BlackSky and their respective advisors held a videoconference meeting during which representatives of BlackSky presented on and answered certain questions with respect to technical diligence of its business.

Also on January 26, 2021, representatives of each of Osprey, Moelis and NASK held a videoconference meeting to discuss such technical diligence matters.

On January 27, 2021, the Osprey board of directors met telephonically and via videoconference to discuss the potential business combination with BlackSky, including the status of due diligence and the discussions that Osprey had had with BlackSky. Representatives of Moelis attended the meeting and presented information regarding the relevant market and BlackSky’s position in it, different valuation metrics and the potential value of BlackSky, including in light of BlackSky’s capabilities and the software and analytic tools it provides. The Osprey board of directors authorized management to continue discussions with BlackSky.

On January 31, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini an initial draft of the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor would agree (a) to waive certain anti-dilution rights set forth in Osprey’s amended and restated certificate of incorporation that may result from the transactions contemplated by the merger agreement, (b) not to transfer any of its shares of Class B common stock and warrants of Osprey prior to the effective time of the merger, (c) to vote in favor of the adoption of the merger agreement and the transactions at a special meeting of Osprey’s stockholders to be held to approve the proposed transactions and other related matters, (d) not to redeem or elect to cause Osprey to redeem any of its shares of Class B common stock or warrants of Osprey in connection with the transactions, (e) with respect to certain shares of Class B common stock (including Class A shares issued upon conversion thereof) until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions), not to transfer such shares until New BlackSky Parent common stock achieves a trading price exceeding certain dollar thresholds set forth in the Sponsor Support Agreement and (f) with respect to certain warrants held by the Sponsor, not to exercise any such warrants unless and until Osprey common stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The parties exchanged and discussed further refined drafts of the Sponsor Support Agreement from January 31, 2021 through February 17, 2021.

Also on January 31, 2021, representatives of each of Osprey, BlackSky and their respective advisors conducted videoconference meetings and exchanged certain email correspondence in preparation for the upcoming presentations to potential investors in the PIPE Investment.

On February 1, 2021, the Placement Agents initiated the investor outreach and wall cross process in connection with the PIPE Investment.

From February 1, 2021 through the execution of the merger agreement and related transaction documentation on February 17, 2021, representatives of Osprey and Moelis held various discussions with potential investors regarding their interest in participating in the PIPE Investment in connection with the potential business combination. Each potential investor was informed in advance that the information that would be shared may constitute material non-public information, and each potential investor agreed to be bound by certain confidentiality obligations as well as a prohibition on trading the securities of Osprey and using the information for purposes other than such potential investor’s investment in connection with the potential business combination. During the meetings, representatives of Osprey and Moelis reviewed with potential investors certain information regarding BlackSky and New BlackSky, including certain financial projections regarding BlackSky’s business. The feedback and responses received from potential investors regarding a potential business combination between Osprey and BlackSky were generally positive. In light of the high interest in the potential transaction, the parties agreed to increase the aggregate PIPE Investment amount to $180,000,000.

Beginning with the PIPE Investment marketing, Messrs. Brotman and Daum held daily calls to coordinate with respect to the progress of the PIPE Investment marketing and related work streams, including due diligence and presentations to interested investors.

On February 2, 2021, representatives of Skadden and Wilson Sonsini met telephonically to discuss certain legal due diligence matters.

On February 3, 2021, representatives of Skadden and Wilson Sonsini met telephonically to discuss certain drafting considerations and open points with respect to the form of subscription agreement to be entered into in connection with the PIPE Investment.

On February 5, 2021, representatives of Wilson Sonsini delivered to representatives of Skadden a revised draft of the merger agreement, which included, among other things, (a) a longer timeline for delivery of the BlackSky stockholders’ written consent following effectiveness of the registration statement, (b) certain “fiduciary out” provisions enabling BlackSky to change its recommendation to stockholders to adopt the merger agreement and/or terminate the merger agreement to accept a “superior proposal,” subject to a termination fee payable by BlackSky to Osprey in the event BlackSky could not deliver the written consent approving the transactions, and (c) certain revisions to the scope of the parties’ respective representations, warranties, covenants and closing conditions.

On February 7, 2021, representatives of Skadden and Wilson Sonsini met telephonically to discuss certain open issues contained in the draft of the merger agreement, including, among others, the structure of the proposed transaction, conditions to closing, and termination rights.

Also on February 7, 2021, the Osprey board of directors met telephonically and via videoconference to discuss the potential business combination with BlackSky. Osprey’s management provided an update regarding, and answered questions from the directors regarding the status, timing and outstanding issues in connection with the contemplated transaction, including with respect to the marketing of the PIPE Investment, diligence efforts and transaction documentation negotiations. Following this discussion, the Osprey board of directors authorized management to continue discussions with BlackSky regarding a potential business combination.

Between February 7, 2021 and February 17, 2021, representatives of each of Osprey, BlackSky and their respective advisors met daily via videoconference to discuss the status of due diligence and transaction documentation drafting, the marketing of the PIPE Investment, and the process and timing with respect to finalizing the foregoing matters.

On February 8, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini a further revised draft of the merger agreement, which included, among other things, (a) certain refinements to the mechanics applicable to the exchange of Osprey securities for BlackSky securities in connection with the closing of the merger, (b) certain revisions to the ability of BlackSky to change its recommendation to stockholders to adopt the merger agreement and/or terminate the merger agreement to accept a “superior proposal,” and (c) further refinements to the scope of the parties’ respective representations, warranties, covenants and closing conditions.

Also on February 8, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini an initial draft of the Stockholder Support Agreement, which, consistent with the approach taken in the merger agreement, provided that BlackSky stockholders holding the requisite voting power necessary to approve the business combination will vote in favor of the business combination. The parties exchanged and discussed further revised drafts of the Stockholder Support Agreement from February 8, 2021 through February 17, 2021, including to memorialize the parties’ agreement that the support obligations will apply with respect to the

BlackSky stockholders collectively holding 35% of the voting power of BlackSky in the event the BlackSky board of directors changes its recommendation in accordance with its rights pursuant to the merger agreement.

On February 9, 2021, representatives of Skadden, Wilson Sonsini and Covington & Burling LLP, regulatory legal counsel to Osprey, met telephonically to discuss certain applicable regulatory matters and requisite approvals in connection with the contemplated transaction.

On February 10, 2021, representatives of Wilson Sonsini delivered to representatives of Skadden initial drafts of the amended and restated certificate of incorporation and bylaws of New BlackSky Parent, to become effective immediately following the consummation of the merger. The parties exchanged and discussed further refined drafts of these documents from February 10, 2021 through February 17, 2021.

Also on February 10, 2021, representatives of each of Osprey, BlackSky, Skadden and Wilson Sonsini met telephonically to discuss certain legal due diligence matters.

On February 11, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini an initial draft of the amended and restated registration rights agreement of New BlackSky Parent (the “Registration Rights Agreement”), to be entered into and become effective immediately following the consummation of the merger. The parties exchanged and discussed further refined drafts of the Registration Rights Agreement from February 11, 2021 through February 17, 2021.

Also on February 11, 2021, representatives of Wilson Sonsini delivered to representatives of Skadden initial drafts of the 2021 Equity Incentive Plan (the “Omnibus Incentive Plan”) and the Employee Stock Purchase Plan (the “ESPP”), in each case, to be adopted by New BlackSky Parent immediately following the consummation of the merger. The parties exchanged and discussed further refined drafts of the Omnibus Incentive Plan and ESPP from February 11, 2021 through February 17, 2021.

Also on February 12, 2021, Mr. Brotman discussed with certain of Osprey’s and BlackSky’s respective advisors BlackSky’s expected treatment of certain equity awards.

On February 12, 2021 and February 13, 2021, representatives of Wilson Sonsini delivered to representatives of Skadden further revised drafts of the merger agreement, including, among other things, (a) certain revised consideration mechanics in light of BlackSky’s capitalization structure and (b) additional revisions to the scope of the parties’ respective representations, warranties, covenants and closing conditions.

On the afternoon of February 13, 2021, BlackSky’s board of directors held a videoconference meeting, which was attended by members of BlackSky’s management and representatives of Wilson Sonsini. During the meeting, representatives of Wilson Sonsini discussed with the BlackSky board of directors their fiduciary duties under applicable law and reviewed in detail the material terms of the proposed transaction as well as the material open issues related to the transaction. Following discussion, the BlackSky board of directors provided feedback to members of management and Wilson Sonsini regarding the material open issues and the board determined to hold a subsequent meeting in the coming days to further consider the proposed transaction.

On February 14, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini a further revised draft of the merger agreement, including, among other things, additional refinements to the consideration mechanics, representations, warranties, covenants and closing conditions.

Also on February 14, 2021, representatives of each of Skadden and Wilson Sonsini met telephonically to discuss the remaining open items under the merger agreement and related transaction documentation.

During the afternoon of February 14, 2021, Osprey’s board of directors held a telephonic and videoconference meeting, which was attended by representatives from each of Osprey’s management and

Skadden. Mr. Jonathan Cohen provided an update of the transaction process, including with respect to the PIPE Investment marketing and the PIPE Investors expected to participate in the financing of the transaction. Mr. Brotman then provided an overview of the status of due diligence and remaining open items under discussion among the parties, including with respect to transaction structuring and BlackSky’s related exclusivity obligations between the execution of the merger agreement and the consummation of the merger. Representatives of Skadden then discussed with the Osprey board of directors their fiduciary duties under applicable law and reviewed in detail the provisions of the proposed merger agreement and other transaction documents to be approved by the Osprey board of directors in connection with the proposed business combination. During the course of the meeting, the Osprey board of directors discussed and considered the terms of the proposed transaction. Following the presentations by Skadden and Osprey’s management and discussions among board members, the Osprey board of directors determined to hold a subsequent meeting on February 17, 2021 to receive an update as to the status of any open issues with respect to the transactions.

During the week of February 14, 2021 leading up to the signing of the merger agreement and other transaction documentation on February 17, 2021, the parties continued to negotiate the various transaction documents and certain material terms thereof, including, among other things, refining the scope of the parties’ exclusivity obligations between signing and closing and related termination rights.

Between February 15, 2021 and February 16, 2021, representatives of each of Skadden and Wilson Sonsini exchanged additional revisions to the draft merger agreement, while the parties continued to discuss the aforementioned matters.

On February 17, 2021, representatives of Skadden delivered to representatives of Wilson Sonsini a further revised draft of the merger agreement, memorializing Osprey and BlackSky’s agreement with respect to the transaction structure.

Also on February 17, 2021, representatives of each of Skadden and Wilson Sonsini finalized the merger agreement and other transaction documentation.

On the evening of February 17, 2021, BlackSky’s board of directors held a videoconference meeting, which was attended by representatives from each of BlackSky’s management and Wilson Sonsini. Members of BlackSky’s management provided an update on the status of the proposed transaction with Osprey and representatives of Wilson Sonsini summarized the resolution of the material issues that had been open at the time of the prior board meeting. Representatives of Wilson Sonsini also reviewed the matters proposed to be approved by the BlackSky board in connection with the transaction. Following discussion, the BlackSky board of directors unanimously declared that the merger agreement, the merger and the transactions contemplated thereby were advisable, fair to, and in the best interests of BlackSky and its stockholders, approved the merger agreement and the transactions contemplated thereby and authorized BlackSky to enter into the merger agreement and the other transaction documents contemplated thereby and to perform its obligations thereunder.

On the afternoon of February 17, 2021, Osprey’s board of directors held a telephonic and videoconference meeting, which was attended by representatives from each of Osprey’s management and Skadden. Representatives of Skadden discussed with the Osprey board of directors the board’s fiduciary duties, the current status of the transaction negotiations and documents, changes since the Osprey board of directors meeting on February 14, 2021 and the resolutions to be approved by the Osprey board of directors in connection with entering into the transactions. At the meeting, following discussion among the Osprey board of directors, Osprey management and Osprey’s advisors, Osprey’s board of directors unanimously declared that the merger agreement, the merger and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of Osprey and its stockholders, approved the form, terms and provisions of, and the transactions contemplated by, the merger agreement, including the merger, and the related transaction documentation and other transactions contemplated thereby, including the equity issuances and other matters required to be submitted to votes of the stockholders, and authorized Osprey to enter into the merger agreement and the other transaction documents and perform each of its obligations thereunder, including the merger.

Following the meeting of BlackSky’s board of directors and the meeting of Osprey’s board of directors, the parties executed the merger agreement, and the related transaction documentation.

On the morning of February 18, 2021, prior to the commencement of trading of the shares of Osprey common stock on the NYSE, the parties issued a press release announcing the transactions.

Recommendation of the BlackSky Board of Directors and Reasons for the Merger

After consideration, the BlackSky board of directors adopted resolutions determining that the merger agreement and the terms and conditions of the merger and the transactions contemplated by the merger agreement were advisable, fair to, and in the best interests of BlackSky and its stockholders, approving and authorizing in all respects the merger agreement and the transactions contemplated thereby, including the merger, and authorizing and directing that the merger agreement be submitted to the stockholders of BlackSky for consideration and to solicit a written consent of such stockholders to, among other things, adopt and approve the merger agreement. The BlackSky board of directors unanimously recommends that the BlackSky stockholders adopt and approve the merger agreement and the transactions contemplated thereby by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

In reaching its decision to adopt and unanimously approve, and declare advisable, the merger agreement and resolving to recommend that BlackSky stockholders adopt and approve the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, the BlackSky board of directors consulted with BlackSky’s management, as well as its advisors, and considered a number of factors as it deemed relevant, including, without limitation, BlackSky’s business, financial condition, results of operations, assets, management, competitive position, operating performance and prospects, the amount of consideration to be paid in the merger, the risks associated with the merger, the BlackSky board of directors’ fiduciary duties, the terms and conditions of the merger agreement and the transactions contemplated thereby, as well as the likelihood that the merger would be completed. Among the various factors that the BlackSky board of directors considered in favor of its decision are:

Other Alternatives. It is the belief of the BlackSky board of directors, after a thorough review of alternative strategic opportunities available to BlackSky from time to time, including strategic transactions with other partners and the possibility of, and benefits and risks associated with, continuing to operate BlackSky as an independent, stand-alone entity, that the proposed merger represents the best potential transaction for BlackSky to create greater value for BlackSky’s stockholders, while also providing greater liquidity for its stockholders by owning stock in a public company.

Advantages Over a Traditional Initial Public Offering. Prior to executing the merger agreement, the Black-Sky board of directors considered the alternative of a traditional initial public offering. The BlackSky board of directors considered that the merger provided certain advantages over a traditional initial public offering. In particular, the BlackSky board of directors considered that, based on available information at the time, including with respect to the conditions of the initial public offering market for companies of a similar size and industry as BlackSky, the merger with Osprey was likely to provide for a higher likelihood of completion in light of the committed equity investments, and greater valuation certainty and less dilution to BlackSky’s existing stockholders.

Consideration Received by BlackSky Stockholders. The BlackSky board of directors considered the amount of consideration to be received by the BlackSky stockholders in the proposed merger under the terms of the merger agreement and the related transactions.

Terms of the Merger Agreement. The BlackSky board of directors considered the terms and conditions of the merger agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the merger.

Size of Post-Combination Company. The BlackSky board of directors considered the merger implied enterprise value of approximately $925.0 million for BlackSky, providing BlackSky’s stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

Access to Capital. The BlackSky board of directors considered current industry trends and market conditions affecting BlackSky and the cost of alternative means of raising capital and expects that the merger would be a more time- and cost-effective means to access capital, repay a portion of its existing indebtedness and reduce leverage than other options considered, including a traditional initial public offering.

Benefit from Being a Public Company. The BlackSky board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to in-crease revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company, as well as the ability to issue additional shares in connection with potential acquisitions.

Opportunity to Increase Earnings and Expand Prospects. The BlackSky board of directors considered the financial condition, historical results of operations, and business and strategic objectives of BlackSky, as well as the risks involved in achieving those objectives, and believes that the merger will create an opportunity for BlackSky to increase future earnings and cultivate superior prospects compared to continuing to operate BlackSky as a private, independent, stand-alone entity.

Osprey letter agreement and Sponsor Support Agreement. The BlackSky board of directors considered that the Sponsor entered into (i) an agreement with Osprey and (ii) the Sponsor Support Agreement with Osprey and BlackSky pursuant to which the Sponsor has agreed to vote shares representing approximately         % of the aggregate voting power of the Osprey Class A common stock in favor of the proposals required to effect the merger. In addition, pursuant to the Sponsor Support Agreement, the Sponsor has agreed that it will not sell, assign, transfer, including by operation of law (except for permitted transfers), hypothecate, pledge, dispose of, encumber or otherwise agree to do any of the foregoing with respect to any shares of New BlackSky Parent Class A common stock, or any options or warrants to purchase any shares of New BlackSky Parent Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New BlackSky Parent Class A common stock, or any interest in any of the foregoing. For a more detailed description, see “Other Agreements—Sponsor Support Agreement”.

Stockholder Support Agreements. The BlackSky board of directors considered that the Key Stockholders entered into the Stockholder Support Agreements with Osprey, Merger Sub and BlackSky. Under the Stock-holder Support Agreements, the Key Stockholders agreed, promptly following the SEC declaring this proxy statement/consent solicitation statement/prospectus effective, to, among other things, execute and deliver a written consent with respect to the outstanding shares of BlackSky common stock and BlackSky preferred stock held by the Key Stockholders, which represent approximately         % of the outstanding voting power of BlackSky common stock and BlackSky preferred stock (on an as-converted basis), adopting the merger agreement and approving the merger, subject to certain exceptions. For a more detailed description of the Stockholder Support Agreements, see “Other Agreements—Stockholder Support Agreements”.

Registration Rights Agreement. The BlackSky board of directors also considered that at the closing of the merger, Osprey will enter into an amended and restated registration rights agreement with the Sponsor, certain affiliates of the Sponsor and certain other stockholders and/or affiliates of New BlackSky Parent (the “Registration Rights Holders”). Under the Registration Rights Agreement, the Registration Rights Holders and their permitted transferees will be entitled to customary demand and “piggyback” registration rights, subject to cut-back and market stand-off provisions, with respect to New BlackSky Parent Class A common stock issued to the Registration Rights Holders. The Registration Rights Agreement also provides that New BlackSky Parent will pay certain expenses relating to such registrations and indemnify the Registration Rights Holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. For a more detailed description of the Registration Rights Agreement, see the section titled “Other Agreements—Registration Rights Agreement” of this proxy statement/consent solicitation statement/prospectus.

Bylaws—Lock-up. The BlackSky board of directors also considered that, at the closing, pursuant to the amended and restated bylaws to become effective upon the consummation of the merger, BlackSky directors, officers and certain other stockholders will not, during the Lock-Up Period (as defined therein), directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of any shares of New BlackSky Parent Class A common stock, or any stock options, restricted stock units, or other equity awards outstanding as of immediately following the closing of the merger in respect of awards of BlackSky outstanding immediately prior to the closing of the merger. For a more detailed description, see “Other Agreements—Bylaws—Lock-up”.

The BlackSky board of directors also considered the following negative factors:

Risk that merger may not be completed. The BlackSky board of directors considered the risk that the merger might not be consummated in a timely manner or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

Impact on reputation and business if the merger is not completed. The BlackSky board of directors considered the possibility that the merger might not be completed and that there may be an adverse effect on BlackSky’s reputation and business upon the public announcement of the merger agreement or in the event the merger is not completed.

Expenses and challenges. The BlackSky board of directors considered the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies.

Costs of being a public company. The BlackSky board of directors considered the additional public company expenses and obligations that BlackSky’s business will be subject to following the merger that it has not previously been subject to as a private company.

Restrictions on operation of BlackSky’s business. The BlackSky board of directors considered the fact that, although BlackSky will continue to exercise, consistent with the terms and conditions of the merger agreement, control and supervision over its operations prior to the completion of the merger, the merger agreement generally obligates BlackSky, subject to Osprey’s prior consent (which consent may not be un-reasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent BlackSky from undertaking certain business opportunities that might arise pending completion of the merger.

Closing Conditions. The BlackSky board of directors considered the fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within BlackSky’s control.

Litigation. The BlackSky board of directors considered the possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger.

Listing Risks. The BlackSky board of directors considered the challenges associated with preparing BlackSky, a private entity, for the applicable disclosure and listing requirements to which the combined company will be subject as a publicly traded company on the NYSE.

Benefits May Not Be Achieved. The BlackSky board of directors considered the risks that the potential bene-fits of the merger may not be fully achieved or may not be achieved within the expected timeframe.

Costs Savings and Growth Initiatives May Not be Achieved. The BlackSky board of directors considered the risk that the cost savings and growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.

Interests of BlackSky executive officers and directors. The BlackSky board of directors considered the fact that certain executive officers and directors, including the Key Stockholders, of BlackSky have interests in the merger that may be different from, or in addition to, the interests of BlackSky stockholders generally, including the manner in which they would be affected by the merger, and the other matters disclosed in “The Merger—Interests of BlackSky’s Directors and Executive Officers in the Merger”.

Other risks. The BlackSky board of directors considered various other risks associated with the combined organization and the merger, including the risks described in “Risk Factors”.

The foregoing discussion of the factors considered by the BlackSky board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the BlackSky board of directors. In reaching its decision to adopt and unanimously approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement, the BlackSky board of directors did not quantify or as-sign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BlackSky board of directors considered all these factors as a whole, including discussions with, and questioning of, BlackSky’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The BlackSky board of directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected BlackSky stockholders would receive as a result of the merger, including the belief of the BlackSky board of directors that the merger would maximize the immediate value of shares of BlackSky capital stock, and eliminate the risk and uncertainty affecting the future prospects of BlackSky, including the potential execution risks associated with going public and pursuing its business plan as a public company. Accordingly, the BlackSky board of directors determined that the merger agreement and the terms and conditions of the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, BlackSky and its stockholders, and adopted and unanimously approved, and declared advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement. The BlackSky board of directors unanimously recommends that BlackSky stockholders consent to the BlackSky Business Combination Proposal described in “BlackSky’s Solicitation of Written Consents”.

Recommendation of the Osprey Board of Directors and Reasons for the Merger

Osprey’s board of directors, in evaluating the merger, consulted with Osprey’s management and financial and legal advisors. In reaching its unanimous resolution (i) that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Osprey and its stockholders and (ii) to recommend that the stockholders adopt the merger agreement and approve the business combination and the transactions contemplated thereby, Osprey’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, Osprey’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Osprey’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Osprey’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements”.

Osprey’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the merger. Osprey’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, and concluded that their experience and backgrounds, together with the experience and sector expertise of Osprey’s financial advisors, enabled them to make the necessary analyses and determinations regarding the merger. In addition, Osprey’s officers, directors and advisors have substantial experience with mergers and acquisitions.

Osprey’s board of directors, in consultation with its financial and legal advisors and technical consultants, considered a number of factors pertaining to the merger as generally supporting its decision to enter into the merger agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•	Growth Prospects. BlackSky is a leader within the expanding market for geospatial intelligence, imagery and related data analytics and mission systems;

•

Experienced and Proven Management Team. BlackSky has a strong management team and the senior management of BlackSky intend to remain with New BlackSky in the capacity of officers and/or directors, which will provide helpful continuity in advancing BlackSky’s strategic and growth goals;

•	Customer Base Driving Growth. BlackSky has a highly attractive, high growth, scalable and capital efficient business model driven by existing customers;

•

Competitive Advantage. BlackSky has built several valuable competitive advantages, including: low-cost imagery capture, high revisit rate, dawn-to-dusk imagery collection, on-demand delivery of low-cost geospatial analytics through subscription contracts to commercial customers, proprietary, low-cost smallsat assembly, integration of proprietary and third-party sensor data, proprietary, cloud-based software stack, continuously growing proprietary intelligence data repository and an API kit for developers to build geospatial intelligence into next gen applications;

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Financial Condition. Osprey’s board of directors also considered factors such as BlackSky’s historical financial results, outlook, financial plan, and debt structure. In reviewing the initial projections provided by BlackSky to Osprey (see “The Merger—Unaudited Prospective Financial Information of BlackSky”), the Osprey board of directors focused on revenue, revenue growth rate and pipeline opportunities for calendar years 2021 and 2022, which the BlackSky board of directors saw as supporting the valuation of BlackSky for purposes of the business combination. Osprey’s board of directors reviewed the initial projections for 2021 and 2022, including adjusted EBITDA and net income, and noted that the forecasts in these years assumed that a significant majority of revenue would be derived from existing customers, that the customer base would grow each year from the addition of new customers in the prior year and that existing customer relationships would deepen, including on the basis of built-in expansions in the existing contracts with such customers. In reviewing the 2021 and 2022 projections, management conducted a review of major BlackSky customers and verified that the revenue assumptions related to those contracts appeared to be in line with management’s analysis. In light of this information, Osprey’s board of directors determined that the 2021 and 2022 projections supported the valuation of BlackSky for purposes of the business combination and were sufficient to support its recommendation that the merger is advisable and in the best interest of Osprey and its stockholders.

Osprey’s board of directors also reviewed BlackSky’s initial projections for years 2023 through 2025 to understand future growth opportunities and any additional potential upside for stockholders. However, Osprey’s board of directors did not rely on such projections in valuing BlackSky for purposes of the business combination and in recommending the merger to Osprey stockholders;

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Valuation. Although Osprey’s board of directors did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the merger, Osprey’s board of directors relied on the following sources: (i) the initial projections (see “The Merger—Unaudited Prospective Financial Information of BlackSky”), (ii) confirmatory due diligence conducted by Osprey management and its financial advisors on BlackSky’s business operations (including with respect to the conversion of bookings to revenue, identification of pipeline opportunities expected to convert into customer relationships in 2021, review of financial forecasts and understanding of cash needs to fund growth and investment, and identification of key government and commercial contracts to solidify proof-of-concept for the market), (iii) research reports and data related to the space data and analytics industry and (iv) Osprey’s management’s collective experience in public markets transactions in constructing and evaluating financial models/projections and conducting valuations of businesses (collectively, the “evaluation material”). Following such efforts and evaluating the growth prospects for 2021 and 2022, Osprey’s board of directors concluded that the valuation is fair and reasonable.

Osprey’s board of directors also considered valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors, including (i) comparing BlackSky to other comparable “new space” companies, including software and satellite companies, on a revenue multiple basis, (ii) reviewing public trading records and revenues of existing technology and analytics, and aerospace and defense incumbents, analyzing such companies’ median multiple and distribution of multiples, and (iii) reviewing recent funding rounds and capital positions of private data analytics companies.

Osprey’s board of directors, with the assistance of its financial advisors, determined that the most relevant new space companies were Virgin Galactic, AST Space Mobile, Inc. and Momentus, Inc. Based on the evaluation material, the BlackSky business model and BlackSky’s growth profile, Osprey’s board of directors, with the assistance of its financial advisors, supplemented its review of high growth new space companies with a review of data and analytics companies, and determined that the most relevant such companies were Snowflake, Inc., Palantir Technologies, Inc., Datadog, Inc., Splunk Inc,, MongoDB, Inc., Elastic NV, Alteryx, Inc., LiveRamp Holdings, Inc. and SumoLogic, Inc.. Osprey’s board of directors focused its analysis on median 2022E revenue multiples, including such median total enterprise value (“TEV”) / revenue multiple of (i) 35.0x for the new space peer group and (ii) 18.5x for the data and analytics peer group. Osprey’s board of directors reviewed BlackSky’s 2022E TEV / revenue multiple of 9.7x in comparison to both such peer groups, and determined that BlackSky’s discounted TEV implied a significant discount to its peers. Additionally, Osprey’s board of directors, with the assistance of its financial advisors, considered certain mature space imagery and communications companies, including Iridium Communications Inc., Maxar Technologies, Viasat Inc. and Orbcomm, with a median TEV / revenue multiple of 2.9x using 2022 estimates, but determined that such companies generally displayed certain characteristics different from those displayed by BlackSky, including with respect to their high-debt and low-growth profile and lack of a modern software as a service business. Accordingly, Osprey’s board of directors determined that such companies represented a less relevant comparable set;

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Due Diligence. Results of due diligence examinations of BlackSky and discussions with BlackSky’s management and Osprey’s financial and legal advisors and technical consultants concerning Osprey’s due diligence examination of BlackSky;

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Stockholder Liquidity. The obligation in the merger agreement to have Osprey Class A common stock issued as merger consideration listed on the NYSE, a major U.S. stock exchange, which Osprey’s board of directors believes has the potential to offer stockholders greater liquidity;

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Other Alternatives. Osprey’s board of directors believes, after a thorough review of other business combination opportunities reasonably available to Osprey, that the proposed merger represents the best potential business combination for Osprey and the most attractive opportunity for Osprey’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and Osprey’s board of directors’ belief that such process has not presented a better alternative; and

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Negotiated Transaction. The financial and other terms of the merger agreement and the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Osprey and BlackSky.

Osprey’s board of directors also considered a variety of uncertainties and risk and other potentially negative factors concerning the merger including, but not limited to, the following:

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;

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Redemption Risk. The potential that a significant number of Osprey stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to Osprey’s existing charter, which would potentially make the merger more difficult or impossible to complete;

•	Stockholder Vote. The risk that Osprey’s stockholders may fail to provide the votes necessary to effect the merger;

•	Closing Conditions. The fact that the completion of the merger is conditioned on the satisfaction of certain closing conditions that are not within Osprey’s control;

•	Litigation. The possibility of litigation challenging the merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the merger;

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Listing Risks. The challenges associated with preparing BlackSky, a private entity, for the applicable disclosure and listing requirements to which Osprey will be subject as a publicly traded company on the NYSE;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the merger may not be fully achieved or may not be achieved within the expected timeframe;

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Liquidation of Osprey. The risks and costs to Osprey if the merger is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Osprey being unable to effect a business combination by November 5, 2021;

•	Growth Initiatives May Not be Achieved. The risk that growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•	No Third-Party Valuation. The risk that Osprey did not obtain a third-party valuation or fairness opinion in connection with the merger;

•	Osprey Stockholders Receiving a Minority Position in BlackSky. The risk that Osprey stockholders will hold a minority position in BlackSky;

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COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto on BlackSky’s operations and products and services; and

•	Fees and Expenses. The fees and expenses associated with completing the merger.

In addition to considering the factors described above, Osprey’s board of directors also considered other factors including, without limitation:

•	Interests of Certain Persons. Some officers and directors of Osprey may have interests in the merger. (see—“Interests of Osprey’s Directors and Officers in the Merger”); and

•	Other Risk Factors. Various other risk factors associated with the business of BlackSky, as described in “Risk Factors”.

Osprey’s board of directors concluded that the potential benefits that it expected Osprey and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, Osprey’s board of directors unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of Osprey and its stockholders.

Interests of Osprey’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of Osprey to vote in favor of approval of the Business Combination Proposal, the Amendment Proposals and the other proposals, stockholders should keep in mind that certain members of the board of directors and executive officers of Osprey and the Sponsor, including their directors and executive officers, have interests in such proposals that are different from, or in addition to, those of Osprey stockholders generally. In particular:

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If the merger or another business combination is not consummated by November 5, 2021, Osprey will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, the 7,906,250 Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to Osprey’s initial public offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $             based upon the closing price of $             per share on the NYSE on             , 2021, the Osprey record date.

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The Sponsor purchased an aggregate of 8,325,000 Private Placement Warrants from Osprey for an aggregate purchase price of $8,325,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of Osprey’s initial public offering. A portion of the proceeds Osprey received from these purchases were placed in the Trust Account. Such warrants had an aggregate market value of $             based upon the closing price of $             per warrant on the NYSE on             , 2021, the Osprey record date. The Private Placement Warrants will become worthless if Osprey does not consummate a business combination by November 5, 2021.

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David DiDomenico will be a member of the board of directors of New BlackSky Parent after the closing of the merger. As such, in the future, David DiDomenico will receive any cash fees, stock options or stock awards that the New BlackSky Parent board of directors determines to pay to its non-executive directors. Mr. DiDomenico is a Partner of JANA Capital LLC, leading its SPAC strategy, and has assigned to it the benefit of all such compensation.

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The Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, if and to the extent any claims by a vendor for services rendered or products sold to Osprey, or a prospective target business with which Osprey has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

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Osprey’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Osprey’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Osprey fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Osprey may not be able to reimburse these expenses if the merger or another business combination are not completed by November 5, 2021.

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The Sponsor has entered into the Sponsor Support Agreement whereby the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, subject to certain limited exceptions, not to transfer, assign or sell 50% of its Founder Shares (and shares of Class A common stock issued upon conversion) for seven years, or until their earlier release in two tranches (each equal to approximately one-half of the restricted Founder Shares held by the Sponsor) in the event the Osprey Class A common stock reaches a trading price of $15.00 and $17.50, respectively, for 10 of any 20 consecutive trading days after the closing of the merger involving BlackSky. The release of the transfer restrictions will be automatically accelerated if New BlackSky Parent completes a change in control transaction that results in a trading price or consideration payable with respect to a share of Osprey Class A common stock exceeding $10.00, as equitably adjusted for any stock split, reverse stock split, cash dividend, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction. Additionally, pursuant to the Sponsor Support Agreement, the Sponsor has agreed, with respect to certain warrants, not exercise any such warrants unless and until Osprey common stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. See “Other Agreements—Sponsor Support Agreement”.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

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At the closing of the merger New BlackSky Parent will enter into the Registration Rights Agreement with the Sponsor, certain affiliates of the Sponsor and certain stockholders of New BlackSky Parent named therein, which provides for registration rights to such stockholders and their permitted transferees. See “Other Agreements—Registration Rights Agreement” for more information.

Interests of BlackSky’s Directors and Executive Officers in the Merger

In considering the recommendation of the BlackSky board of directors with respect to approving the merger agreement, the merger contemplated by the merger agreement and the other transactions contemplated by the merger agreement, the stockholders of BlackSky should be aware that certain directors and executive officers of BlackSky have interests in the merger that may be different from, or in addition to, your interests as a stockholder. The BlackSky board of directors was aware of such interests during its deliberations on the merits of the merger and in deciding to unanimously recommend that BlackSky stockholders adopt and approve the BlackSky Business Combination Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus. In particular:

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Continuing Directors and Executive Officers. Certain of BlackSky’s directors and executive officers are expected to become directors and/or executive officers of New BlackSky Parent upon the closing of the merger. Specifically, the following individuals who are currently directors and executive officers of BlackSky are expected to become directors and/or executive officers of New BlackSky Parent upon the closing of the merger, serving in the offices set forth opposite their names below.

Name	Office
Brian O’Toole	President and Director
Brian Daum	Chief Financial Officer, Chief Operating Officer and Secretary
Will Porteous	Director

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Equity Ownership of Executive Officers and Directors. As summarized below, certain of BlackSky’s directors and executive officers hold interests in shares of BlackSky common stock and preferred stock, as well as options, warrants, RSUs and other securities convertible into shares of BlackSky common stock. The economic interests of holders of BlackSky preferred stock differ to some extent from those of holders of BlackSky common stock due to the different per share consideration to which the BlackSky preferred stock is entitled under the merger agreement. The treatment of such BlackSky securities in connection with the merger is described in “The Merger Agreement—Merger Consideration”, which description is incorporated herein by reference.

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Brian O’Toole. Brian O’Toole is a member of the BlackSky board of directors and currently serves as President. Mr. O’Toole holds 8,402,996 shares of BlackSky Class A common stock (2,319,298 of which are subject to vesting), 42,345 shares of BlackSky Series C preferred stock, 27,000,000 BlackSky RSU Awards and a warrant to purchase 207,946 shares of BlackSky Class A common stock. The consummation of the merger will result in the outstanding RSUs and shares of restricted stock held by Mr. O’Toole vesting as further described below in “Interests of BlackSky’s Directors and Executive Officers in the Merger—Restricted Stock Units” and “Interests of BlackSky’s Directors and Executive Officers in the Merger—Restricted Stock Grant Awards”.

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Brian Daum. Brian Daum currently serves as Chief Financial Officer, Chief Operating Officer and Secretary of BlackSky. Mr. Daum holds 5,769,549 shares of BlackSky Class A common stock granted pursuant to the Daum Restricted Stock Grants (2,489,595 of which remain subject to continued vesting), and 9,850,000 BlackSky RSU Awards. The consummation of the merger will result in the outstanding RSUs and shares of restricted stock held by Mr. Daum vesting as further described below in “Interests of BlackSky’s Directors and Executive Officers in the Merger—Restricted Stock Units” and “Interests of BlackSky’s Directors and Executive Officers in the Merger—Restricted Stock Grant Awards”.

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Will Porteous. Will Porteous is a member and the chairman of the BlackSky board of directors and a General Partner of RRE Venture VI, LP (“RRE”). RRE holds 36,538,839 shares of BlackSky Class A common stock, 12,010,416 shares of BlackSky Class B common stock, 5,876,928 shares of BlackSky Series B preferred stock, 760,655 shares of BlackSky Series B-1 preferred stock, and 1,997,784 shares of BlackSky Series C preferred stock. In addition, RRE also invested $800,000 in BlackSky’s 2021 Bridge Financing, which will convert into shares of BlackSky Class A common stock immediately prior to the consummation of the merger as described below in “Interests of BlackSky’s Directors and Executive Officers in the Merger—Bridge Loan”. In connection with RRE’s investment in the 2021 Bridge Financing, RRE was also issued a warrant (the “RRE Bridge Warrant”), which will automatically convert in connection with the closing of the merger into a number of shares of BlackSky Class A common stock equal to 0.7% of BlackSky’s fully diluted capitalization.

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Shawn Dougherty. Shawn Dougherty is a member of the BlackSky board of directors and the Managing Member of investment group Apogee LLC and its affiliates (collectively, “Apogee”). Apogee holds 19,615,853 shares of BlackSky Class A common stock, 6,174,098 shares of BlackSky Class B common stock, 2,537,880 shares of BlackSky Series A preferred stock, 226,035 shares of BlackSky Series B preferred stock, 739,912 shares of BlackSky Series C preferred stock and warrants to purchase 6,174,098 shares of BlackSky Class A common stock. In addition, Apogee also invested $1,450,000 in BlackSky’s 2021 Bridge Financing, which will convert into shares of BlackSky Class A common stock immediately prior to the consummation of the merger as described below in “Interests of BlackSky’s Directors and Executive Officers in the Merger—Bridge Loan”. In connection with Apogee’s investment in the 2021 Bridge Financing, Apogee was also issued a warrant (the “Apogee Bridge Warrant”), which will automatically convert in connection with the closing of the merger into a number of shares of BlackSky Class A common stock equal to 0.203% of BlackSky’s fully diluted capitalization.

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Ajay Royan. Ajay Royan is a member of the BlackSky board of directors and the Managing General Partner of Mithril Capital Management LLC, which manages Mithril LP and Mithril II LP (collectively, “Mithril”). Mithril holds 78,741,182 shares of BlackSky Class A common stock, 27,877,468 shares of BlackSky Class B common stock, 6,465,574 shares of BlackSky Series B-1 preferred stock, and 2,984,981 shares of BlackSky Series C preferred stock and warrants to purchase 36,215,330 shares of BlackSky Class A common stock. In addition, Mithril also invested an aggregate amount of $15,000,000 in BlackSky’s 2021 Bridge Financing, which will convert into shares of BlackSky Class A common stock immediately prior to the consummation of the merger as described below in “Interests of BlackSky’s Directors and Executive Officers in the Merger—Bridge Loan”. In connection with Mithril’s investment in the 2021 Bridge Financing, Mithril was also issued a warrant (the “Mithril Bridge Warrant”), which will automatically convert in connection with the closing of the merger into a number of shares of BlackSky Class A common stock equal to 3.5% of BlackSky’s fully diluted capitalization.

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Alan Kessler. Alan Kessler is a member of the BlackSky board of directors and a board member of and advisor to Thales Defense & Security, Inc., an affiliate of Seahawk SPV Investment LLC (collectively, “TAS”). TAS holds 35,509,347 shares of BlackSky Class A common stock, 12,095,939 shares of BlackSky Class B common stock, and 21,523,819 shares of BlackSky Series C preferred stock and warrants to purchase 30,905,055 shares of BlackSky Class A common stock. TAS also holds an option to receive a number of shares of BlackSky Class A common stock at closing equal in value to

$664,000, at a conversion price per share equal to 80% of the product of (i) the number of shares of capital stock of Osprey into which one share of BlackSky Class A common stock will be converted in connection with the closing of the merger, and (ii) $10.00.

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Mark Spoto. Mark Spoto is a member of the BlackSky board of directors and a General Partner of Razor’s Edge Ventures and its affiliates (collectively, “Razor’s Edge”). Razor’s Edge holds 15,901,540 shares of BlackSky Class A common stock, 9,918,181 shares of BlackSky Class B common stock, 5,424,856 shares of BlackSky Series B preferred stock, 1,521,310 shares of BlackSky Series B-1 preferred stock, and 918,737 shares of BlackSky Series C preferred stock. Razor’s Edge additionally holds three warrants to purchase a combined total of 9,918,181 shares of BlackSky Class A common stock.

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Bridge Loan. Prior to entering the merger agreement, BlackSky authorized the issuance of subordinated convertible promissory notes (the “2021 Bridge Notes”) in connection with a bridge financing in an aggregate principal amount of $60 million (the “2021 Bridge Financing”). On February 4, 2021, BlackSky issued subordinated promissory notes pursuant to the 2021 Bridge Financing in an aggregate amount of approximately $18.1 million, and also issued shares of BlackSky Class A common stock and BlackSky warrants in connection therewith (such issuances, collectively, the “Initial Tranche”). The outstanding principal and interest under the 2021 Bridge Notes will convert in connection with the closing of the merger into shares of BlackSky Class A common stock at a conversion price per share equal to 80% of the product of (i) the number of shares of Osprey Class A common stock into which one share of BlackSky Class A common stock will be converted in connection with the closing of the merger, and (ii) $10.00. On February 18, 2021, BlackSky issued subordinated promissory notes pursuant to the 2021 Bridge Financing in an aggregate amount of approximately $40.0 million. This second tranche of the 2021 Bridge Notes did not receive any incentive shares or incentive warrants. Pursuant to the merger agreement, BlackSky is entitled to offer and issue the remaining unfunded portion of the 2021 Bridge Financing prior to the closing of the merger on substantially the same terms as the 2021 Bridge Notes, including the issuance of shares of BlackSky Class A common stock and BlackSky warrants on substantially the same terms as offered and issued in the Initial Tranche.

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Restricted Stock Units. In connection with the signing of the merger agreement, BlackSky granted RSUs to service providers of BlackSky, including Brian O’Toole and Brian Daum. The vesting terms of Mr. O’Toole’s RSU award (the “O’Toole RSU Award”) and Mr. Daum’s RSU award (the “Daum RSU Award” and, together with the O’Toole RSU Award, collectively, the “Executive RSU Awards”) provide that one-half (1/2) of the total number of restricted stock units covered by each of the Executive RSU Awards will vest on the earliest to occur of (i) the date that is 180 days after the closing date of the merger, (ii) the date thereafter on which New BlackSky Parent completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New BlackSky Parent stockholders having the right to exchange their shares of New BlackSky Parent common stock for cash, securities or other property, and (iii) if the last sale price of New BlackSky Parent common stock equals or exceeds $12.00 per share for any twenty (20) trading days within any thirty (30) trading day period commencing upon the date that is 180 days after the closing date of the merger, and which occurs prior to the 150th day thereafter, then the later of (x) the date 150 days following the date that is 180 days after the closing date of the merger or (y) the date that New BlackSky Parent board of directors (or its duly authorized committee) certifies that the sale price of New BlackSky Parent common stock equals or exceeds $12.00 per share for such applicable period. The residual balance of restricted stock units covered by each of the Executive RSU Awards will vest over the following period of approximately two years on a pro rata basis on the tenth day of the third month of each fiscal quarter, with the first such date to occur on or after the date three months from the initial cliff of each applicable Executive RSU Award), subject to Mr. O’Toole and Mr. Daum, as applicable, remaining a service provider to BlackSky through the applicable vesting date (except as described in the following sentence), and provided, further, that the Liquidity Event Date does not occur later than December 31, 2021. In addition, pursuant to the Executive RSU Awards, in the event that Mr. O’Toole’s or Mr. Daum’s continuous status as a service provider to BlackSky is terminated by BlackSky (or its successor) without cause and other than due to either Mr. O’Toole’s or Mr. Daum’s death or disability, as applicable, or by Mr. O’Toole or Mr. Daum for good reason, in each case in connection with or within twelve (12) months after a change in control or any merger or other material corporate transaction in connection with which BlackSky acquires, is acquired by or otherwise combines or consolidates with a special purpose acquisition company, whether or not such transaction constitutes a change in control (and which will include the Merger), then 100% of the then-unvested total number of restricted stock units covered by the applicable Executive RSU Award will vest.

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Restricted Stock Grant Awards. Each of Mr. O’Toole and Mr. Daum has received restricted stock grant awards, certain of which restricted stock grant awards, remain subject to continued vesting as of the date hereof (as relates to Mr. O’Toole, the “O’Toole Restricted Stock Grant”, as relates to Mr. Daum, the “Daum Restricted Stock Grants” and, collectively, the “Management Restricted Stock Grants”). Pursuant to the Daum Restricted Stock Grants, (i) 25% of the total shares granted under the applicable award will vest on the one (1) year anniversary of the applicable vesting commencement date, with the remainder vesting ratably over the forty-eight (48) months thereafter, and (ii) 1/3 of the total shares granted under the applicable award will vest 30 days following the applicable date of grant, and with the remainder vesting ratably over the subsequent thirty-six (36) months thereafter, in each case subject to Mr. Daum continuing to be a service provider to BlackSky on each such date. Pursuant to the O’Toole Restricted Stock Grant, 1/3 of the total shares granted thereunder will vest 30 days following the date of grant, and with the remainder vesting ratably over the subsequent thirty-six (36) months thereafter, in each case subject to Mr. O’Toole continuing to be a service provider to BlackSky on each such date. According to each of the Management Restricted Stock Grants, in the event that Mr. O’Toole’s or Mr. Daum’s continuous status as a service provider to BlackSky is terminated by BlackSky (or its successor) without cause and other than due to either Mr. O’Toole’s or Mr. Daum’s death or disability, as applicable, or by Mr. O’Toole or Mr. Daum for good reason, in each case in connection with or within twelve (12) months after a change in control or any merger or other material corporate transaction in connection with which BlackSky acquires, is acquired by or otherwise combines or consolidates with a special purpose acquisition company, whether or not such transaction constitutes a change in control, then 100% of the then-unvested shares covered by the applicable Management Restricted Stock Grant will vest.

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Employment Agreements. BlackSky is party to employment agreements with BlackSky’s executive officers that, among other things, provide for certain severance and change of control benefits. See “Management of BlackSky—Current Employment Arrangements with Named Executive Officers.”

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Director and Officer Tail Insurance Policy and Indemnification. Pursuant to the merger agreement, BlackSky, in consultation with Osprey, will obtain a directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the effective time by each director, officer or employee of BlackSky or any of its subsidiaries currently covered by a directors’ and officers’ liability insurance policy on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect at the effective time. Osprey has agreed to maintain such policy for a six-year period following the closing of the merger. See “The Merger Agreement—D&O Tail”, which is incorporated herein by reference. Additionally, pursuant to the merger agreement, from and after the effective time, Osprey will cause BlackSky and its subsidiaries to indemnify and hold harmless each present and former director, officer or employee of BlackSky and each of its subsidiaries against any losses arising out of or pertaining to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that BlackSky or its subsidiaries would have been permitted under applicable law and BlackSky’s charter documents to indemnify such person. See “The Merger Agreement—Indemnification and Directors’ and Officers’ Insurance”, which is incorporated herein by reference.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

Completion of the merger is subject to the termination or expiration of the applicable waiting period under the HSR Act and the receipt of regulatory consents, approvals and/or notices under the Communications Act and the Policy Act. Osprey has agreed to use its reasonable best efforts to obtain all required regulatory consents and/or approvals and BlackSky has agreed to request early termination of any waiting period under the HSR Act. On March 3, 2021, Osprey and BlackSky filed Notification and Report Forms with the Antitrust Division and the FTC. The applicable waiting period under the HSR Act expired on April 2, 2021. The FCC granted the required regulatory approvals on April 27, 2021, although third parties may challenge this approval and the FCC may, by its own motion, reconsider its decision in a thirty-day statutory reconsideration period. NOAA acknowledged receipt of the notice filed and since March 22, 2021 has not sought additional information, although there can be no assurance that NOAA will not still seek additional information or take action as a result of the transaction that would impose terms, conditions or restrictions not currently contemplated.

HSR Act

Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and all statutory waiting period requirements have been satisfied. Osprey and BlackSky filed Notification and Report Forms with the Antitrust Division and the FTC on March 3, 2021. The applicable waiting period under the HSR Act expired on April 2, 2021.

Notwithstanding the expiration of the applicable waiting period under the HSR Act, at any time before or after the completion of the merger, the Antitrust Division or the FTC could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to clear the merger subject to the divestiture of assets of Osprey or BlackSky or subject the transactions to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of Osprey or BlackSky or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

Communications Act

A BlackSky subsidiary holds a number of licenses issued by the FCC for the operation of its satellite constellation. Under the Communications Act, and related rules of the FCC, the FCC must approve the transfer of control of the licenses held by BlackSky’s subsidiary to Osprey as a result of the merger. Osprey and BlackSky have agreed that the transactions may not be completed until applications have been filed with and granted by the FCC. Osprey, BlackSky and its subsidiary filed their applications with the FCC on March 19, 2021, and the FCC granted approval of these applications on April 27, 2021. However, the approvals are subject to a thirty-day reconsideration period in which third parties may challenge the FCC’s decision and the FCC may, by its own motion, reconsider its approvals. There can be no assurance that there will be no such challenges or that the FCC will not reconsider its approvals, which is necessary for the merger.

Policy Act

A BlackSky subsidiary holds private remote sensing space system licenses issued by NOAA for the operation of the BlackSky satellite constellation. Under the Policy Act, and related rules NOAA, the operation of private remote sensing space systems within the U.S. or by a U.S. person requires a license, and information provided to NOAA to secure that license must be, and during the pendency of the license must remain, complete and accurate. These rules for private remote sensing space system licenses were modified by NOAA in May 2020 and have not been widely interpreted. Because the transactions could be deemed to affect the continued accuracy of certain information provided by BlackSky’s subsidiary to NOAA in connection with its private remote sensing space system license, Osprey and BlackSky have agreed that they will not complete the transactions until they have filed a notice of the transaction with NOAA updating the agency as to BlackSky’s ownership information.

Osprey, BlackSky and Blacksky’s subsidiary filed their notice with NOAA on March 19, 2021. NOAA acknowledged receipt of the notice and since March 22, 2021 has not sought additional information from Osprey or BlackSky. There can be no assurance, however, that NOAA will not treat the notice as a modification request, and if it does so, that it will grant the request on a timely basis or at all, or that such grant will not include conditions that could be detrimental to or result in the abandonment of the transactions.

ACCOUNTING TREATMENT

Notwithstanding the legal form of the merger pursuant to the merger agreement, the merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Osprey will be treated as the acquired company for financial reporting purposes, and BlackSky will be treated as the accounting acquiror. In accordance with this accounting method, the merger will be treated as the equivalent of BlackSky issuing stock for the net assets of Osprey, accompanied by a recapitalization. The net assets of Osprey will be stated at historical cost, with no goodwill or other intangible assets recorded, and operations prior to the merger will be those of BlackSky. BlackSky has been deemed the accounting acquiror for purposes of the merger based on an evaluation of the following facts and circumstances:

•

Immediately subsequent to the merger, BlackSky’s existing stockholders as of immediately prior to the merger will hold a majority (i.e., greater than 50%) of the outstanding voting interests in the combined company, irrespective of whether or not existing stockholders of Osprey exercise their right to redeem their shares of Osprey common stock;

•	Immediately subsequent to the merger, BlackSky’s existing senior management team will comprise senior management of the combined company;

•	BlackSky will have designated a majority of the members of the initial Board of New BlackSky Parent, as of immediately following the merger;

•	BlackSky is the larger of the combining companies, measured based upon historical operating activity and employee base; and

•	BlackSky’s operations will comprise the ongoing operations of the combined company.

PUBLIC TRADING MARKETS

Osprey’s units, Class A common stock and public warrants are publicly traded on the NYSE under the symbols “SFTW.U”, “STFW” and “STFW.WS”, respectively. Following the merger, New BlackSky Parent Class A common stock (including common stock issuable in the merger) and New BlackSky Parent warrants will be listed on the NYSE under the symbols “BKSY” and “BKSY.W”, respectively. New BlackSky Parent will not have units traded following the closing of the merger.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Osprey or BlackSky. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Effects of the Merger

Pursuant to the terms and subject to the conditions set forth in the merger agreement, if the merger agreement and the transactions contemplated thereby are approved by BlackSky’s stockholders and Osprey’s stockholders, and the other conditions to the merger set forth in the merger agreement are satisfied or waived, Merger Sub will merge with and into BlackSky, with New BlackSky Parent being the surviving company and a wholly-owned subsidiary of Osprey. At the effective time, the certificate of incorporation and bylaws of BlackSky, as in effect immediately prior to the effective time, shall be amended and restated in their entirety to read the same as the certificate of incorporation and bylaws of Merger Sub, respectively, as in effect immediately prior to the effective time, until thereafter supplemented or amended in accordance with their respective terms and the DGCL.

Merger Consideration

Conversion of Shares. Pursuant to the merger agreement, at the effective time, each outstanding share of BlackSky capital stock (other than shares of BlackSky Class B common stock, treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) will be converted into a number of shares of Osprey Class A common stock based on the Per Share Exchange Ratio applicable thereto (as defined in the merger agreement and described herein) and each outstanding BlackSky restricted stock unit, option and warrant will be converted into an Osprey restricted stock unit, option or warrant based on the Per Share Exchange ratio applicable to shares of BlackSky Class A common stock.

The total number of shares of Osprey Class A common stock issuable to the BlackSky equityholders in connection with the merger (which is referred to herein as the “Total Consideration Share Amount”) will be calculated by dividing (x) an amount equal to (a) $925,000,000, plus (b) the aggregate exercise prices that would be paid to BlackSky if all options and warrants to purchase BlackSky capital stock outstanding immediately prior to the effective time were exercised in full, minus (c) an amount (not to exceed $1.8 million) equal to the unfunded portion of a bridge loan BlackSky has the right to incur prior to the closing of the merger, and minus (d) the total consideration payable for shares of BlackSky’s Class B common stock in connection with the merger (which amount will equal less than $1,000 in the aggregate) by (y) $10.00. Based on the aggregate exercise prices of the BlackSky options and warrants anticipated to be outstanding as of immediately prior to the effective time and assuming the Total Consideration Share Number is not reduced due to any unfunded portion of the BlackSky bridge loan, it is currently anticipated the total number of shares of Osprey Class A common stock constituting the Total Consideration Share Number will equal approximately              shares.

Pursuant to the merger agreement, each issued and outstanding share of BlackSky Class B common stock will be converted into the right to receive cash consideration equal to $0.00001 per share. The total cash consideration payable to the holders of BlackSky Class B common stock in connection with the merger will equal less than $1,000 in the aggregate.

Effective as of the effective time and by virtue of the merger, each share of BlackSky preferred stock and each share of BlackSky Class A common stock that is issued and outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a number of shares of Osprey Class A common stock equal to the Per Share Exchange Ratio (as defined in the merger agreement) that is applicable to such share.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky preferred stock will be equal to the greater of (i) a number of shares of Osprey Class A common stock equal in value (based on the Acquiror Closing Trading Price, as described below) to the liquidation preference payable with respect to such share of BlackSky preferred stock pursuant to BlackSky’s amended and restated certificate of incorporation and (ii) a number of shares of Osprey Class A common stock issuable with respect to one share of BlackSky Class A common stock in connection with the merger. Pursuant to the merger agreement, “Acquiror Closing Trading Price” the average closing sale price of one share of Osprey Class A common stock on the NYSE over the thirty day period ending three days prior to the closing of the merger.

The Per Share Exchange Ratio with respect to each outstanding share of BlackSky Class A common stock (also referred to herein as the “Class A Common Exchange Ratio”) will equal the quotient of (A) the portion of the Total Consideration Share Amount remaining after deducting the portion thereof payable in connection with the merger to the holders of BlackSky preferred stock, divided by (B) the number of participating shares of BlackSky Class A common stock issued and outstanding as of immediately prior to the effective time on a fully diluted basis (excluding shares of BlackSky Class A common stock issuable upon the conversion of BlackSky preferred stock that will receive their liquidation preference in connection with the merger and excluding shares of BlackSky Class B common stock).

Treatment of BlackSky Options, RSU & Warrants in the Merger

Treatment of Options. Effective as of the effective time and by virtue of the merger, each BlackSky Stock Option that is outstanding and unexercised as of immediately prior to the effective time will be converted into an option to acquire a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky Class A common stock subject to the applicable BlackSky Stock Option and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option (each an “Assumed Osprey Stock Option”). The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

Treatment of RSUs. Effective as of the effective time and by virtue of the merger, each BlackSky RSU Award that is outstanding as of immediately prior to the effective time will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A common stock equal to the product of (x) the number of shares of BlackSky common stock subject to the applicable BlackSky RSU Award and (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky RSU Award.

Treatment of Warrants. Each BlackSky Warrant that is outstanding and unexercised as of immediately prior to the effective time will be (i) automatically exercised in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically exercised in connection with the merger, (ii) automatically terminated in accordance with its terms immediately prior to the effective time if such BlackSky Warrant provides that it will be automatically terminated if not exercised prior to the effective time or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Class  A common stock if the BlackSky Warrant is not a Terminating BlackSky Warrant or Exercising BlackSky Warrant.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger (the “closing”) will take place electronically through the exchange of documents via e-mail or facsimile on the date which is three business days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the merger) (such date, the “closing date”). See “The Merger Agreement—Conditions to the Merger” for a more complete description of the conditions that must be satisfied prior to closing.

On the closing date, Osprey and Merger Sub will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware (the “certificate of merger”), and the merger will become effective immediately upon the filing of the certificate of merger or any later time as may be agreed to by Osprey and BlackSky in writing and specified in the certificate of merger (the “effective time”).

As of the date of this proxy statement/consent solicitation statement/prospectus, the parties expect that the merger will be effective during the third quarter of 2021. However, there can be no assurance as to when or if the merger will occur.

If the merger is not completed by 11:59 PM, Pacific time, on September 17, 2021 (the “Termination Date”), the merger agreement may be terminated by either Osprey or BlackSky. A party may not terminate the merger agreement pursuant to the provision described in this paragraph if the failure of the closing to occur by the Termination Date is due primarily to the failure of the party seeking to terminate the merger agreement to fulfill any obligations of such party set forth in the merger agreement or if such party is in material breach of its obligations under the merger agreement on the Termination Date. See “The Merger Agreement—Termination” for more information.

Covenants and Agreements

Conduct of Business Prior to the Completion of the Merger. BlackSky has agreed that, prior to the effective time, it will (i) use commercially reasonable efforts to conduct its business, and cause its subsidiaries to, conduct their respective businesses, in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of BlackSky and its subsidiaries and maintain the existing relations and goodwill of BlackSky and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of BlackSky, and (iii) use commercially reasonable efforts to keep available the services of BlackSky’s current officers, other key employees and key consultants.

In addition to the general covenants above, BlackSky has agreed that prior to the effective time, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of Osprey (which may not be unreasonably withheld, conditioned or delayed) take any of the following actions; provided that any action taken, or omitted to be taken, by BlackSky or its subsidiaries as a result of a COVID-19 Response to maintain and preserve in all material respects the business organization, assets, properties and business relations of the BlackSky and its subsidiaries will not be deemed to constitute a breach of these obligations, except with respect to clauses (a), (b), (c), (g), (o) and (t) below:

a.	change or amend the certificate of incorporation, bylaws, or other organizational documents of BlackSky or its subsidiaries;

b.

(i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of BlackSky in their capacities as stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the exercise of any BlackSky Stock Option, BlackSky Warrant, or the conversion of any BlackSky preferred stock or vesting of BlackSky RSU Awards, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, or (iv) except as required pursuant to the BlackSky stock plans or BlackSky Warrants in effect on the date of the merger agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

c.

enter into, or amend or modify any material terms of, terminate (excluding any expiration in accordance with its terms), fail to exercise any material renewal rights (excluding renewal rights under certain real estate lease documents), or waive or release any material rights, claims or benefits under certain listed material contracts, other than (i) entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

d.

sell, transfer, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any of its material assets, properties or business (including owned intellectual property and owned company software), except for (i) dispositions of obsolete or worthless assets, (ii) sales of inventory in the ordinary course of business consistent with past practice and, (iii) sales, abandonment, lapses of assets or items or materials (other than BlackSky intellectual property or software) in excess of $500,000 in the aggregate and (iv) encumbrances on property and assets in the ordinary course of business consistent with past practice;

e.

except as otherwise performed in the ordinary course of business consistent with past practice or required pursuant to the BlackSky benefit plans or applicable law, (i) grant any material increase in compensation, benefits or severance to any director, employee or independent contractor of BlackSky or its subsidiaries, except as otherwise performed in the ordinary course of business consistent with past practice with respect to an employee or independent contractor with an annual base salary or base compensation of less than $200,000, (ii) adopt, enter into, materially amend or terminate any BlackSky benefit plan (other than an employment or consulting agreement entered into in the ordinary course of business consistent with past practice with any newly hired or newly engaged service provider to BlackSky or any of its subsidiaries whose compensation would not exceed, on an annualized basis, $200,000) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which BlackSky or any of its subsidiaries are a party or by which they are bound, (iii) recognize or certify any labor union, labor organization, works council, or group of employees of BlackSky or its subsidiaries as the bargaining representative for any employees of BlackSky or its subsidiaries, (iv) grant or provide any severance or termination payments or benefits to any employee or independent contractor, except in connection with the promotion (in the ordinary course of business consistent with past practice), hiring (to the extent permitted by the following clause (v)) or firing (to the extent permitted by the following clause (v) and in exchange for a release of claims) of such employee or independent contractor of BlackSky or its subsidiaries, (v) hire or terminate (other than for cause) any employee or independent contractor of BlackSky or its subsidiaries other than any employee or independent contractor with an annual base salary of less than $200,000 in the ordinary course of business consistent with past practice or (vi) take any action that will result in the acceleration, vesting or creation of any right of any director, officer, employee or independent contractor of BlackSky or its subsidiaries under any of the BlackSky benefit plans;

f.	waive any restrictive covenant obligations of any employee of BlackSky or its subsidiaries other than any employee with an annual base salary of less than $150,000;

g.

(i) acquire, or agree to acquire, by merger or consolidation with, or merge or consolidate with, or purchase all or substantially all of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the merger agreement);

h.

other than required in connection with a COVID-19 Response, make any capital expenditures (or commitment to make any capital expenditures) other than any capital expenditure (or series of related capital expenditures) (i) as explicitly set forth in the merger agreement or (ii) consistent with BlackSky’s capital expenditure budget for the applicable periods;

i.

make any loans, advances or capital contributions to, or investments in, any other person or entity, make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity, other than advances to its employees or officers in the ordinary course of business consistent with past practice;

j.

make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, surrender any right to claim a material refund of taxes, settle or compromise any examination, audit or other action with a taxing authority relating to any material taxes, settle or compromise any claim or assessment by a governmental authority in respect of material taxes, or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of taxes or enter into any material tax sharing or similar agreement (excluding any commercial agreements entered into in the ordinary course of business not primarily related to taxes);

k.

take any action, or knowingly fail to take any action within its control, which would prevent or impede the transactions contemplated by the merger agreement from qualifying for the intended tax treatment;

l.

enter into any agreement that materially restricts the ability of BlackSky or its subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of the Company or its subsidiaries to enter a new line of business (other than in connection with any indebtedness permitted under the merger agreement);

m.	acquire any fee interest in real property;

n.	enter into, renew or amend in any material respect any BlackSky affiliate agreement;

o.

waive, release, compromise, settle or satisfy any pending or threatened material action, other than in the ordinary course of business consistent with past practice solely for monetary damages that will not exceed, together with all other such claims or actions settled during the interim period, $1,000,000 in the aggregate;

p.

(i) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness for borrowed money; other than in the ordinary course of business, in connection with a bridge loan and obligations in respect of obligations under any existing debt agreements, or (ii) amend, restate or modify any material terms of or any material agreement with respect to any outstanding indebtedness with an aggregate principal value in excess of $5,000,000, if such amendment, restatement or other modification would result in an increase of the aggregate principal amount of such indebtedness or otherwise be materially adverse to the interests of BlackSky and its subsidiaries taken as a whole; provided, however, that any action permitted shall be deemed not to violate the conduct of business covenant; provided, further, that any repayment of indebtedness under any existing debt agreements or any action necessary to satisfy debt payoff letters, consents and prepayments conditions shall be deemed not to violate the conduct of business covenant;

q.	enter into any material new line of business outside of the business currently conducted by BlackSky and its subsidiaries as of the date of the merger agreement;

r.	form or cause to be formed any new subsidiary of BlackSky or of any of its subsidiaries;

s.

make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

t.	abandon, forfeit or fail to use commercially reasonable efforts to maintain in effect and in good standing any licenses and authorizations held by BlackSky or its subsidiaries and issued by the FCC or by any foreign licensing governmental authority that regulates communications by radio, television, wire, satellite or cable;

u.

other than required in connection with a COVID-19 Response, (i) fail to manage its working capital (including paying amounts payable in a timely manner when due and payable) in the ordinary course of business consistent with past practice or (ii) materially change or materially modify its credit, collection or payment practices (including by accelerating the collection of billings or postponing or delaying the payment of its trade accounts payable or credit card balances);

v.

except in connection with a COVID-19 Response, voluntarily fail to maintain, cancel or materially decrease coverage under any insurance policy equivalent in all material respects to the insurance coverage maintained with respect to BlackSky and its subsidiaries and their assets and properties; or

w.	enter into any agreement to do any action prohibited under the foregoing.

COVID-19 Response is defined in the merger agreement as any action, inaction, activity or conduct necessary (such determination to be made in BlackSky’s reasonable discretion, following notice to and good faith consultation with Osprey) to comply with any governmental order, guidance, shelter in place and non-essential business order by any governmental authority in order to mitigate, remedy, respond to or otherwise address the effects or impact of the COVID-19 or SARS-CoV-2 virus.

Osprey has agreed to a more limited set of restrictions on its business prior to the effective time. Specifically, Osprey has agreed that prior to the effective time, except as expressly contemplated or permitted by the merger agreement, consented to by BlackSky in writing, or as required by law and subject to certain specified exceptions, it will conduct and operate its business in the ordinary course and consistent with past practice and will not and shall cause Merger Sub not to:

•	change, modify or amend the trust agreement, the Osprey organizational documents or the organizational documents of Merger Sub, other than to the extent necessary to consummate the merger;

•	create or form any subsidiaries;

•

(A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) to the stockholders of Osprey in their capacities as stockholders, or in respect of any of its outstanding capital stock or other equity interests; (B) effect any recapitalization, reclassification, split, or other change in its capitalization or issue, split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Osprey Class A common stock required by the redemption offer in accordance with Osprey’s organizational documents, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Osprey;

•

make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any closing agreement with a governmental authority with respect to a material amount of taxes, surrender any right to claim a material refund of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes; or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes, or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

•

take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede the transactions contemplated by the merger agreement from qualifying for the intended tax treatment;

•

enter into, renew or amend in any material respect, any Osprey affiliate agreement (or any contract, that if existing on the date of the merger agreement, would have constituted an Osprey affiliate agreement) or make any payment to any Osprey related party;

•

enter into, or amend or modify any material term of (in a manner adverse to Osprey or any of its subsidiaries (including BlackSky and its subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any contract to which Osprey or any of its subsidiaries is a party or by which any of their assets is bound (or any contract, that if existing on the date of the merger agreement, would have constituted such a contract) or sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties, or subject any material assets or properties to any lien;

•

waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened action) or compromise, incur or settle any claim or any liability other than in the ordinary course of business consistent with past practice;

•	incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or guarantee any liability of any person;

•

(A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor, or other equity interests in, any person, including Osprey or any of its subsidiaries, other than (i) in connection with the exercise of any Osprey warrants outstanding and exercisable on the date of the merger agreement or (ii) the issuance of shares to BlackSky equityholders in connection with the merger pursuant to the terms of the merger agreement and the issuance of shares of Osprey capital stock to the subscribers pursuant to the subscription agreements or (B) amend, modify or waive any of the terms or rights set forth in, any Osprey warrant or the warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Support Agreement;

•

except as contemplated by the Osprey omnibus incentive plan proposal and the Osprey ESPP proposal, (i) adopt or amend any Osprey benefit plan, or enter into any employment contract that provides an annual base salary or base compensation that exceeds $200,000 or any collective bargaining agreement, (ii) hire any employee of Osprey or its subsidiaries with an annual base salary or base compensation that exceeds $200,000, or (iii) take any action or refrain therefrom that would result in the transactions contemplated by the merger agreement being the direct or indirect cause of any amount paid or payable by Osprey, Merger Sub or any of their repetitive subsidiaries being classified as an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986 or the imposition of any additional tax under Section 4999 of the Internal Revenue Code of 1986;

•

(A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the merger agreement);

•

make any loans, advances or capital contributions to, or investments in, any other person, make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity;

•	enter into any new line of business outside of the business currently conducted by Osprey and its subsidiaries as of the date of the merger agreement;

•

make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•

voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Osprey and Merger Sub and their assets and properties;

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the merger agreement; or

•	enter into any agreement to do any action prohibited under the foregoing.

Regulatory Approvals. BlackSky and Osprey have agreed to comply promptly but in no event later than ten business days after the date of the merger agreement with the notification and reporting requirements of the HSR Act. BlackSky and Osprey have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust law, the Communications Act or the Policy Act.

BlackSky and Osprey have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the merger agreement, and BlackSky and Osprey have agreed to permit counsel to the other an opportunity to review in advance, and BlackSky and Osprey (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed substantive written communications by BlackSky and Osprey (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the merger agreement; provided, however, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority with respect to the transactions contemplated by the merger agreement without the written consent of the other. BlackSky and Osprey have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between BlackSky and Osprey (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the merger agreement.

BlackSky has agreed to use reasonable best efforts to (i) substantially comply with any information or document requests from the Antitrust Division, the FTC, the FCC, or NOAA and (ii) request early termination of any waiting period under the HSR Act.

Osprey has agreed to and, to the extent required will cause its controlled affiliates and any other affiliate that is an ultimate parent entity of Osprey (as determined pursuant to the HSR Act) to, request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust or the Communications Act, (ii) prevent the entry in any action brought by the Antitrust Division, the FTC, the FCC, or NOAA or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the merger agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

Osprey has agreed to cooperate in good faith with the Antitrust Division, the FTC, the FCC, and NOAA, and to exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by the merger agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under any applicable law relating to antitrust, the Communications Act or the Policy Act or the actual or threatened commencement of any proceeding in any forum by or on behalf of the Antitrust Division, the FTC, the FCC, or the NOAA, or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the merger.

Notwithstanding the above covenant or any other provision of the merger agreement, nothing in the merger agreement shall require or obligate Osprey to, and Osprey and Merger Sub shall not without the prior written consent of BlackSky, agree or otherwise be required to, take any actions with respect to BlackSky, Osprey, or any of their affiliates, to sell, divest, or otherwise dispose of, license, hold separate or take or commit to take any action that (i) individually or in the aggregate, would reasonably be expected to have a material adverse impact on the business, assets, contracts or properties of Osprey and BlackSky, taken as a whole or (ii) limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, license, assets or properties of BlackSky, Osprey or any of their affiliates, or any interest therein.

Osprey has agreed to pay 50% of all filing fees payable to the Antitrust Division, the FTC, the FCC, or NOAA in connection with the transactions contemplated by the merger agreement.

Osprey has agreed that it will not, and will cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division, the FTC, the FCC, or NOAA or the expiration or termination of any applicable waiting period; (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the merger agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by the merger agreement.

Notwithstanding anything in the merger agreement to the contrary, but without limiting the obligations of Osprey, Merger Sub therein, including Osprey’s obligations to cause its affiliates to make any filings or take the other actions specifically contemplated to be taken by Osprey pursuant to the HSR Act, the Communications Act, and regulatory approvals provisions, the restrictions and obligations described in the immediately preceding paragraph shall not apply to or be binding upon Osprey’s affiliates, the Sponsor, any investor in the PIPE Investment, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Osprey’s affiliates, the Sponsor, any investor in the PIPE Investment or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Osprey’s affiliates, the Sponsor, any investor in the PIPE Investment or of any such investment fund or investment vehicle.

Proxy Solicitation. Osprey has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date (subject to BlackSky’s prior written consent, such consent not to be unreasonably withheld or delayed) for, duly call, give notice of, convene and hold the Osprey Special Meeting in accordance with the DGCL and the rules of the NYSE for a date no more than thirty (30) days after this Registration Statement is declared effective, (ii) cause this proxy statement/consent solicitation statement/prospectus to be disseminated to Osprey’s stockholders in compliance with applicable law, (iii) solicit proxies from the holders of Osprey common stock to vote in favor of each of the proposals contained in this proxy statement/consent solicitation statement/prospectus, and (iv) provide each holder of Osprey Class A common stock (as determined in accordance with Osprey organizational documents) the opportunity to elect to redeem the eligible shares of Osprey Class A common stock held by such holder as determined pursuant to the acquiror organizational documents and the documents governing the Trust Account in connection with the proposals in this proxy statement/consent solicitation statement/prospectus. Osprey has agreed, through the Osprey board of directors, to recommend to its stockholders that they approve the proposals contained in this proxy statement/consent solicitation statement/prospectus (the “Osprey board recommendation”) and shall include the Osprey board recommendation in this proxy statement/consent solicitation statement/prospectus, unless the Osprey board shall have changed the recommendation in accordance with the terms of the merger agreement. The Osprey board of directors shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Osprey board recommendation (an

“Osprey change in recommendation”); provided, however, that if, at any time prior to obtaining the approval by Osprey stockholders (the “Required Osprey Stockholder Approval”) of the Transaction Proposal, the Amendment Proposal, the NYSE Proposal, the Director Election Proposal, the Osprey Omnibus Incentive Plan Proposal, and the Osprey ESPP Proposal (the “Required Osprey Proposals”), the Osprey Board determines in good faith, in response to an Osprey intervening event, after consultation with its outside legal counsel, that the failure to make an Osprey change in recommendation would constitute a breach of its fiduciary duties under applicable law, the Osprey Board may, prior to obtaining the Required Osprey Stockholder Approval, make an Osprey change in recommendation; provided, however, that Osprey and the Osprey Board will not be entitled to make, or agree or resolve to make, an Osprey change in recommendation unless (A) Osprey delivers to BlackSky a written notice advising BlackSky that the Osprey Board proposes to take such action and containing the material facts underlying the Osprey board’s determination that an Osprey intervening event has occurred (it being acknowledged that such notice shall not itself constitute a breach of the merger agreement), and (B) at or after 5:00 p.m., New York City time, on the third business day immediately following the day on which Osprey delivered the notice (it being understood that any material development with respect to an Osprey intervening event shall require a new notice but with an additional two business day (instead of three business day) period from the date of such notice), the Osprey board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Osprey change in recommendation would constitute a breach of its fiduciary duties under applicable law. Notwithstanding the foregoing, if on a date for which the Osprey Special Meeting is scheduled, Osprey has not received proxies representing a sufficient number of shares of Osprey common stock to obtain the Required Osprey Stockholder Approval of the proposals contained in this proxy statement/consent solicitation statement/prospectus, whether or not a quorum is present, Osprey shall have the right to and at BlackSky’s reasonable request shall, make one or more adjournments of the Osprey Special Meeting in order to solicit additional proxies for the purpose of obtaining the Required Osprey Stockholder Approval. Except with BlackSky’s written consent (not to be unreasonably withheld or delayed), Osprey may only adjourn the Osprey Special Meeting (i) to solicit additional proxies for the purpose of obtaining the Required Osprey Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Osprey has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Osprey stockholders prior to the Osprey Special Meeting; provided, that the Osprey Special Meeting (x) may not be adjourned to a date that is more than thirty (30) days after the date for which the Osprey Special Meeting was originally scheduled (excluding any adjournments required by applicable law) and (y) shall not be held later than six (6) business days prior to the Termination Date. Unless the merger agreement has been terminated in accordance with its terms, Osprey’s obligation to solicit proxies from the holders of Osprey common stock to vote in favor of each of the Required Osprey Proposals shall not be limited or otherwise affected by any Osprey change in recommendation.

As used in the merger agreement, “Osprey intervening event” means any material event, fact, development, circumstance or occurrence that materially affects the business, assets or operations of Osprey, that was not known and was not reasonably foreseeable to the Osprey board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the Osprey board as of the date hereof), and that becomes known to the Osprey board after the date of the merger agreement.

Written Consent. BlackSky has agreed to, promptly following the effectiveness of this registration statement (and in any event within five business days of the time that this registration statement becomes effective), seek the irrevocable written consent of holders of (i) at least a majority of the voting power of the outstanding shares of BlackSky common stock and preferred stock (on an as-converted to BlackSky common stock basis), voting or acting by written consent together as a single class, and (ii) at least a majority of the then outstanding shares of BlackSky preferred stock, voting or acting by written consent together as a single class (the “BlackSky Stockholder Approval”) in favor of the adoption of the merger agreement and the approval of the transactions contemplated thereby (the “Written Consent”). In connection therewith, BlackSky has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for determining BlackSky stockholders entitled to provide such Written Consent (which record date shall be mutually agreed with Osprey), (ii) cause this proxy statement/consent solicitation statement/prospectus to be disseminated to BlackSky stockholders in compliance with applicable law and (iii) solicit the Written Consent from BlackSky stockholders. BlackSky has agreed, through the BlackSky board of directors, to recommend to BlackSky equityholders that they adopt the merger agreement and approve the transactions contemplated thereby (the “BlackSky board recommendation”) and include the BlackSky board recommendation in this proxy statement/consent solicitation statement/prospectus, subject to the obligations described in this paragraph. The BlackSky board of directors shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the BlackSky board recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) or (ii), a “BlackSky change in recommendation”) except in accordance with the provisions of the merger agreement described under the heading “—Covenants and Agreements; No Solicitation”. Unless the merger agreement has been terminated in accordance with its terms, BlackSky’s obligation to solicit written consents from BlackSky stockholders to give BlackSky approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal (as such terms are described under the heading”—No Solicitation”), or by any BlackSky change of recommendation. Promptly following BlackSky’s receipt of the Written Consent, BlackSky agrees to (1) prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL and (2) deliver a copy of the Written Consent to Osprey.

No Solicitation. Except as expressly permitted by the provisions of the merger agreement summarized under this heading “—No Solicitation” (the “no solicitation provisions”), from the date of the merger agreement to the effective time or, if earlier, the valid termination of the merger agreement in accordance with its terms, BlackSky has agreed not to, and to cause its subsidiaries not to and to use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

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initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any proposal or offer from any person or group (other than Osprey, Merger Sub or their respective affiliates and other than pursuant to the permitted issuances) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of BlackSky and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of BlackSky and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the BlackSky board of directors), including through the acquisition of one or more subsidiaries of BlackSky owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of BlackSky, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the total voting power of the equity securities of BlackSky, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving BlackSky (or any subsidiary of BlackSky whose business constitutes 20% or more of the net revenues, net income or assets of BlackSky and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of BlackSky (an “Acquisition Proposal”);

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engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity (other than Osprey or its subsidiaries) relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;

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execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an acceptable confidentiality agreement executed in accordance with the no solicitation provisions), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing;

provided that any determination or action by BlackSky or by BlackSky’s board of directors made in accordance with the exceptions described below shall not be deemed to be a breach or violation of the obligations described in this paragraph.

BlackSky also agreed that promptly following the execution of the merger agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their representatives acting on their behalf to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the merger agreement and their respective representatives) conducted prior to the merger agreement in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. BlackSky also agrees that within three business days of the execution of the merger agreement, BlackSky shall request each person and entity (other than the parties to the merger agreement and their respective representatives) that has prior to the date of the merger agreement executed a confidentiality agreement in connection with its consideration of acquiring BlackSky (and with whom BlackSky has had contact during the 12-month period immediately prior to the date of the merger agreement regarding the acquisition of BlackSky) to return or destroy all confidential information furnished to such person or entity by or on behalf of it or any of its subsidiaries prior to the date of the merger agreement and terminate access to any physical or electronic data room maintained by or on behalf of BlackSky or any of its subsidiaries. Without limiting the foregoing, any violation of the no solicitation provisions by any of BlackSky’s subsidiaries, or any of BlackSky’s or its subsidiaries’ respective representatives acting on BlackSky’s or one of its subsidiaries’ behalf, shall be deemed to be a breach of the no solicitation provisions by BlackSky.

Notwithstanding anything to the contrary in the above described obligations, the merger agreement shall not prevent BlackSky or the BlackSky board of directors from:

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taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934 (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the merger agreement or an Acquisition Proposal; provided that this clause (i) shall not be deemed to permit BlackSky or the BlackSky board of directors to effect a BlackSky change in recommendation except in accordance with the no solicitation provisions;

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prior to obtaining the BlackSky Stockholder Approval, contacting and engaging in discussions with any person, entity or group and their respective representatives who has made a bona fide written Acquisition Proposal after the date of the merger agreement that did not result from a material breach of the no solicitation provisions, solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

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prior to obtaining the company approval, (A) contacting and engaging in any negotiations or discussions with any person or entity or any of its representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of the no solicitation provisions (and which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to BlackSky’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a person or entity who has made a bona fide written Acquisition Proposal that did not result from a material breach of the no solicitation provisions, in each case, if BlackSky’s board of directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal; (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would constitute a breach of its fiduciary duties under applicable law; and (III) has received from the person or entity so requesting such information an executed acceptable confidentiality agreement; provided that BlackSky shall provide to Osprey and Merger Sub any material non-public information or data that is provided to any person or entity given such access that was not previously made available to Osprey or Merger Sub prior to or substantially concurrently with the time it is provided to such person or entity (and in any event within 24 hours thereof);

•	prior to obtaining the BlackSky Stockholder Approval, making a BlackSky change in recommendation (only to the extent permitted by the no solicitation provisions); or

•	resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing bullet points.

Notwithstanding anything in the no solicitation provisions to the contrary, if, at any time prior to obtaining the company approval, the BlackSky board of directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a material breach of the no solicitation provisions, that (i) such proposal constitutes a Superior Proposal (as defined below) and (ii) the failure to take the actions specified in this paragraph would constitute a breach of its fiduciary duties under applicable law, BlackSky or the BlackSky board of directors may, prior to obtaining the BlackSky Stockholder Approval, make a BlackSky change in recommendation; provided further that BlackSky will not be entitled to make a BlackSky change in recommendation unless (x) BlackSky delivers to Osprey a written notice (a “BlackSky Notice”) advising Osprey that the BlackSky board of directors proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the BlackSky board of directors (it being acknowledged that such BlackSky Notice shall not itself constitute a BlackSky change in recommendation), and (y) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which BlackSky delivered the BlackSky Notice (such period from the time the BlackSky Notice is provided until 5:00 p.m. New York City time on the fifth business day immediately following the day on which BlackSky delivered the BlackSky Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice with an additional five business day period from the date of such notice), the “Notice Period”), the BlackSky board of directors reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal if the adjustments to the terms and conditions of the merger agreement proposed by Osprey (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a BlackSky change in recommendation would constitute a breach of its fiduciary duties under applicable law.

If requested by Osprey, BlackSky has agreed to, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their representatives to, during the Notice Period, engage in good faith negotiations with Osprey and its representatives to make such adjustments in the terms and conditions of the merger agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

As used in the merger agreement, “Superior Proposal” means a bona fide and written Acquisition Proposal, made after the date of the merger agreement, that (A) did not result from a material breach of the merger agreement, that is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of BlackSky (solely in their capacity as such) than the transactions contemplated by the merger agreement after taking into account all relevant factors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the merger agreement and the transactions contemplated thereby (including any offer by Osprey to amend the terms of the merger agreement, termination or break-up fee and conditions to consummation), (D) provides for 100% cash consideration (and no non-cash consideration) to be paid to BlackSky stockholders in such transaction with respect to their issued and outstanding shares of BlackSky stock with such cash consideration being either (x) funded from the cash on hand of the third party (or the affiliates of the third party) making such Acquisition Proposal or (y) funded at the closing of the transaction contemplated by such Acquisition Proposal pursuant to financing commitment letters in place at the time of execution of the definitive transaction agreement in connection with such Acquisition Proposal; provided that, notwithstanding anything in the merger agreement to the contrary, no Acquisition Proposal can be a Superior Proposal if such Acquisition Proposal is made by a third party that is (1) a BlackSky equityholder, (2) an affiliate of BlackSky or of any BlackSky equityholder or (3) a special purpose acquisition company (other than Osprey); provided, further, that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned in the merger agreement, except that the references to “20% or more” in such definition shall be deemed to be references to “100%”.

Osprey No Solicitation. Except as expressly permitted in the merger agreement, through the closing or earlier valid termination of the merger agreement Osprey has agreed not to take, and to cause any of its affiliates and each of their respective representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue, cooperate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than BlackSky, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with BlackSky, its stockholders and their respective affiliates and representatives. Osprey has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the merger agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination. Osprey agrees to (i) notify BlackSky promptly upon receipt of any business combination proposal other than with BlackSky, and to describe the material terms and conditions of any such business combination proposal in reasonable detail (including the identity of the person or entity making such business combination proposal) and (ii) to keep BlackSky reasonably informed on a current basis of any material modifications to such offer or information.

The NYSE Listing. From the date of the merger agreement through the effective time, Osprey shall ensure it remains listed as a public company on the NYSE, shall prepare and submit to the NYSE a listing application in connection with the transactions contemplated by the merger agreement, covering the Acquiror Class A common stock to be issued in connection with the transactions (the “Listing Application”), and BlackSky shall reasonably cooperate with Osprey with respect to the Listing Application. Osprey shall use its reasonable best efforts to cause: (a) the Listing Application to be approved by the NYSE; (b) to satisfy all applicable initial and continuing listing requirements of the NYSE; and (c) to ensure the Osprey Class A common stock to be issued in connection with the transactions, is approved for listing on the NYSE with the trading ticker that is specified by BlackSky (subject to the availability thereof) prior to the effectiveness of the Registration Statement, in each case, as promptly as reasonably practicable after the date of the merger agreement, and in any event as of immediately following the effective time, and in each of case (a), (b) and (c), BlackSky shall, and shall cause its subsidiaries to, reasonably cooperate with Osprey with respect thereto.

Indemnification and Directors’ and Officers’ Insurance. From and after the effective time, Osprey shall cause BlackSky and its subsidiaries to indemnify and hold harmless each present and former director, officer or employee of BlackSky and each of its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that BlackSky or its subsidiaries, as the case may be, would have been permitted under applicable law, its certificate of incorporation, bylaws, other organizational documents and any indemnification agreement in effect on the date of the merger agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, Osprey has agreed to, and agreed to cause BlackSky and its subsidiaries to, (i) maintain for a period of not less than six years from the effective time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers, directors and employees of BlackSky and its subsidiaries that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the merger agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. Osprey has agreed to assume, and be liable for, and shall cause BlackSky and their respective subsidiaries to honor, each of the covenants described in this paragraph.

D&O Tail. Prior to the effective time, Osprey, upon consultation with BlackSky, shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Osprey D&O Tail”) in respect of acts or omissions occurring prior to the effective time covering each such person that is a director, officer or employee of Osprey currently covered by a directors’ and officers’ liability insurance policy of Osprey on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect at the effective time for the six-year period following the closing of the merger.

Prior to the effective time, BlackSky, upon consultation with Osprey, shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “BlackSky D&O Tail” and together with the Osprey D&O Tail, the “D&O Tail”) in respect of acts or omissions occurring prior to the effective time covering each such person that is a director, officer or employee of BlackSky or any of its subsidiaries currently covered by a directors’ and officers’ liability insurance policy of BlackSky or any of its subsidiaries on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect at the effective time for the six-year period following the closing of the merger.

Osprey has agreed that it will, and will cause its subsidiaries (including the surviving company) to, maintain the D&O Tail in full force and effect for its full term and honor all obligations thereunder, with a claims reporting or discovery period of at least six years from the effective time placed with insurance companies having the same or better AM Best Financial rating as the directors’ and officers’ liability insurance maintained by BlackSky, its subsidiaries or Osprey immediately prior to the effective time with terms and conditions providing retentions, limits and other material terms no less favorable than the directors’ and officers’ liability insurance policies maintained by BlackSky, its subsidiaries or Osprey immediately prior to the effective time with respect to matters, acts or omissions existing or occurring at or prior to the effective time; provided, however, that Osprey may not spend more than 300% of the last annualized premium paid by BlackSky, its subsidiaries and Osprey prior to the effective time for the six years of coverage under such D&O Tail. Osprey shall be responsible for 50% of the cost of the D&O Tail, and BlackSky shall be responsible for 50% of the cost of the D&O Tail.

Financing. Osprey and Merger Sub have agreed to take, or cause to be taken, as promptly as practicable after the execution of the merger agreement, all actions, and to do, or cause to be done, all things necessary (including to enforce its rights under the Subscription Agreements), on or prior to the closing of the merger, to consummate the purchases contemplated by the Subscription Agreements entered into between Osprey and each of the PIPE Investors (and the Sponsor Support Agreement, as applicable) on the terms and conditions described or contemplated therein. Unless otherwise approved in writing by BlackSky (which approval shall not be unreasonably withheld, conditioned or delayed), Osprey shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, provide consent to modify, provide any consent or agreement to terminate or elect to terminate any Subscription Agreement or any provision or remedy under, or any replacements of, any of the Subscription Agreements except for any assignment or transfer expressly permitted pursuant to any Subscription Agreement (without any further amendment, modification, waiver or consent to such assignment or transfer provision); provided, that (i) in the case of any such permitted assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Osprey common stock subject thereto and (ii) any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require such prior written consent, so long as Osprey provides to BlackSky no less than two (2) business days written notice of such amendment, modification or waiver. Osprey shall (i) promptly notify BlackSky upon having knowledge of any material breach or default under, or termination of, any Subscription Agreement (including any refusal or repudiation by any subscriber with respect to its obligation and/or ability to provide its full purchase price contemplated by the applicable Subscription Agreement), and (ii) prior to delivering any written notice (or any other material notice) to a subscriber with respect to any Subscription Agreement, deliver such notice to BlackSky for its prior review and comment and, other than with respect to a ministerial notice or notice with respect to the closing or similar mechanics, ask for BlackSky’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Other Covenants and Agreements. The merger agreement contains other covenants and agreements, including covenants related to:

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BlackSky and Osprey providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to BlackSky’s and Osprey’s (as applicable) and its subsidiary’s properties, books and records, projections, plans, systems, contracts and commitments;

•	BlackSky waiving claims to the Trust Account in the event that the merger does not consummate;

•	BlackSky agreeing to take all actions necessary or appropriate to cause certain appointments to the board of BlackSky;

•	BlackSky and Osprey cooperating on the preparation and efforts to make effective this proxy statement/consent solicitation statement/prospectus;

•	Osprey making certain disbursements from the Trust Account;

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Osprey keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	Osprey taking all actions necessary to cause certain affiliate agreements to be terminated;

•	Osprey taking steps to exempt the acquisition of Osprey Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	cooperation between BlackSky and Osprey in obtaining any necessary third-party consents required to consummate the merger;

•	agreement relating to the intended tax treatment of the transactions contemplated by the merger agreement; and

•	confidentiality and publicity relating to the merger agreement and the transactions contemplated thereby.

Representations and Warranties

The merger agreement contains representations and warranties made by BlackSky to Osprey relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the merger agreement or consummating the merger;

•	requisite board approval and stockholder vote to enter into the merger agreement and to complete the contemplated transactions;

•	required governmental and regulatory consents necessary in connection with the merger;

•	capitalization;

•	BlackSky’s financial statements;

•	absence of undisclosed liabilities;

•	legal proceedings and absence of governmental orders;

•	compliance with applicable law;

•	intellectual property and information technology systems;

•	material contracts;

•	government contracts;

•	satellites, earth stations and NOAA Remote Sensing Space System licenses;

•	employee compensation and benefits matters;

•	labor matters;

•	tax matters;

•	broker’s and finder’s fees related to the merger;

•	insurance;

•	properties;

•	environmental matters;

•	absence of a material adverse effect since December 31, 2019 and absence of certain other changes;

•	affiliate agreements;

•	internal control;

•	permits;

•	FCC licenses; and

•	accuracy of BlackSky’s information provided in this proxy statement/consent solicitation statement/prospectus.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the merger agreement, a “material adverse effect” with respect to BlackSky means any event, change, or development that has had or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, results of operations or financial condition of BlackSky and its subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “material adverse effect”: (a) any change or development in applicable laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of the merger agreement, the pendency or consummation of the merger or the performance of the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (d) any change or development generally affecting any of the industries or markets in which BlackSky or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the merger agreement or the taking of any action expressly required by the merger agreement or taken with the prior written consent of, or at the prior written request of, Osprey (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemics, disease outbreaks or pandemics (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), public health emergencies, widespread occurrences of infectious diseases, government required shutdowns, changes in, or effects in weather, meteorological conditions or climate, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, BlackSky operates, including civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of BlackSky and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has had, or would reasonably be expected to have, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect), except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change does not have a disproportionate impact on BlackSky and its subsidiaries, taken as a whole, as compared to other industry participants or (ii) the ability of BlackSky to consummate the merger; provided, further, however, that for purposes of certain specified conditions, clause (b) of this definition and references to words “would reasonably be expected to have” in this definition, shall only be given effect to the extent that such event, change or development is continuing at the time that the satisfaction of the specified condition is being determined.

The merger agreement also contains representations and warranties made by Osprey and Merger Sub to BlackSky relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the merger agreement or consummating the merger;

•	litigation and proceedings;

•	compliance with laws;

•	employee benefit plans;

•	required governmental and regulatory consents necessary in connection with the merger;

•	financial ability;

•	the Trust Account;

•	tax matters;

•	broker’s and finder’s fees related to the merger;

•	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and the Sarbanes-Oxley certifications;

•	absence of operations;

•	accuracy of Osprey’s information provided in this proxy statement/consent solicitation statement/prospectus;

•	capitalization;

•	the NYSE stock market quotation;

•	contracts;

•	title to property;

•	investment company act;

•	affiliate agreements;

•	the PIPE Investment amount and Subscription Agreements;

•	the Sponsor Support Agreement;

•	interests in BlackSky’s competitors; and

•	foreign person status.

The representations and warranties in the merger agreement do not survive the effective time and, as described below under “—Termination,” if the merger agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the merger agreement, unless (i) BlackSky willfully breached the merger agreement or committed fraud or (ii) the BlackSky termination fee is payable as described below.

This summary and the copy of the merger agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties by Osprey and BlackSky, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement, and in reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Osprey, BlackSky or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of each of BlackSky and Osprey to complete the merger are subject to the satisfaction of the following conditions (any one or more of which may be waived (if legally permitted) by the mutual written agreement of the BlackSky and Osprey):

•

(i) the applicable waiting period(s) under the HSR Act in respect of the transactions contemplated by the merger agreement shall have expired or been terminated, (ii) all approvals and/or consents under the Communications Act required under such applicable laws to be obtained prior to the closing of the merger shall have been obtained, or deemed to have been obtained, and (iii) all approvals and/or consents under the Land Remote Sensing Policy Act required under such applicable laws to be obtained prior to the closing of the merger shall have been obtained, or deemed to have been obtained;

•

there shall not have been enacted or promulgated any law, governmental order, statute, rule or regulation that has been promulgated or enacted by a governmental authority of competent jurisdiction enjoining, prohibiting or making illegal the consummation of the merger;

•	the redemption offer in relation to the public shares shall have been completed in accordance with the terms of the merger agreement and this proxy statement/consent solicitation statement/prospectus;

•

Osprey shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining in the Trust Account after the closing of the merger and after giving effect to the payment of the aggregate amount of cash that will be required to satisfy the redemption of any shares of Osprey common stock pursuant to the redemption offer;

•

BlackSky shall have solicited and obtained the approval of the merger by holders of (i) at least a majority of the voting power of the outstanding shares of BlackSky common stock and preferred stock (calculated on an as-converted to BlackSky common stock basis), voting or acting by written consent together as a single class, and (ii) at least a majority of outstanding shares of BlackSky preferred stock, voting or acting by written consent together as a single class (the “BlackSky Stockholder Approval”);

•

the required approval by Osprey stockholders of the Business Combination Proposal, the Amendment Proposals, the Director Election Proposal, the NYSE Proposal, the Omnibus Incentive Plan Proposal and the ESPP Proposal shall have been obtained;

•

the Osprey Class A common stock to be issued in connection with the merger and the PIPE financing shall have been approved for listing on the NYSE (subject to official notice of issuance) and, as of immediately following the effective time, Osprey shall be in compliance, in all material respects, with applicable initial and continuing listing requirements of the NYSE, and Osprey shall not have received any notice of non-compliance therewith from the NYSE that has not been cured or would not be cured at or immediately following the effective time; and

•

this registration statement on Form S-4 shall have become effective and no stop order suspending the effectiveness shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Conditions to Obligations of Osprey

The obligation of Osprey to complete the merger is also subject to the satisfaction, or waiver by Osprey, of the following conditions:

•

the accuracy of the representations and warranties of BlackSky as of the date of the merger agreement and as of the closing date of the merger (or, to the extent such representations and warranties expressly relate to an earlier date, the accuracy on and as of such earlier date), other than, in most cases, any failure to be true and correct that has not had and would not reasonably be expected to have a material adverse effect on BlackSky;

•

the performance of or compliance with, in all material respects, each of the covenants of BlackSky required by the merger agreement to be performed or complied with as of or prior to the closing of the merger;

•	the absence of a material adverse effect on BlackSky since the date of the merger agreement;

•	BlackSky’s delivery to Osprey of a certificate signed by an officer of BlackSky certifying that the three preceding conditions have been fulfilled;

•

the delivery by BlackSky to Osprey of either (A) the Secured Loan Agreement consents, duly executed by the requisite lenders and agents under the Secured Loan Agreement, which consents shall be in full force and effect as of the closing date and all conditions required to be satisfied as of the closing date under the Secured Loan Agreement consents shall have been (or simultaneously with closing will be) satisfied, or (B) a customary “payoff letter” or similar document to Osprey for the Secured Loan Agreement (the “Secured Payoff Letter”), which Secured Payoff Letter shall (x) specify the aggregate amount required to be paid to fully satisfy all amounts outstanding as of the closing with respect to the Secured Loan Agreement (the “Secured Payoff Amount”), (y) state that upon receipt of the Secured Payoff Amount under such Secured Payoff Letter, the payment obligations of BlackSky under the Secured Loan Agreement and all related loan documents shall be automatically terminated and (z) provide for the release of all guarantees, liens and other security over the properties and assets of BlackSky and its subsidiaries securing any obligations under the Secured Loan Agreement upon payment of the Secured Payoff Amount;

•

the delivery by BlackSky to Osprey of a customary “payoff letter” or similar document for the SVB Loan Agreement (the “SVB Payoff Letter”), which SVB Payoff Letter shall (x) specify the aggregate amount required to be paid to fully satisfy all amounts outstanding as of the closing with respect to the SVB Loan Agreement (the “SVB Payoff Amount”), (y) state that upon receipt of the SVB Payoff Amount under such SVB Payoff Letter, the payment obligations of BlackSky under the SVB Loan Agreement and all related loan documents shall be automatically terminated and (z) provide for the release of all guarantees, liens and other security over the properties and assets of BlackSky and its subsidiaries securing any obligations under the SVB Loan Agreement upon payment of the SVB Payoff Amount; and

•

the delivery by BlackSky to Osprey of a customary “payoff letter” or similar document for the PPP Loan Agreement or proof of termination and payment in full of all amounts outstanding under the PPP Loan Agreement.

Conditions to Obligations of BlackSky

The obligation of BlackSky to complete the merger is also subject to the satisfaction, or waiver by BlackSky, of the following conditions:

•

the accuracy of the representations and warranties of Osprey and Merger Sub as of the date of the merger agreement and as of the closing date of the merger (or, to the extent such representations and warranties expressly relate to an earlier date, the accuracy as of such earlier date), other than, in most cases, any failure to be true and correct that has not had and would not reasonably be expected to have a material adverse effect on Osprey and Merger Sub;

•

the performance of or compliance with, in all material respects, each of the covenants of Osprey and Merger Sub required by the merger agreement to be performed or complied with as of or prior to the closing of the merger;

•	the absence of a material adverse effect on Osprey and Merger Sub since the date of the merger agreement;

•	Osprey’s and Merger Sub’s delivery to BlackSky of a certificate signed by an officer of each of Osprey and Merger Sub, certifying that the three preceding conditions have been fulfilled;

•	Osprey’s delivery to BlackSky of duly executed resignation letters, to be effective as of the closing of the merger, evidencing the resignation of certain Osprey and Merger Sub directors and officers;

•

the performance of or compliance with Osprey’s covenants related to the composition of the board of directors as of immediately following the effective time, including but not limited to the number, classes and identity of directors on the board; provided that BlackSky shall have performed the covenants of BlackSky related to the composition of the board of directors to be performed prior to the effectiveness of this registration statement;

•	the amendment and restatement of the existing charter and bylaws of Osprey in the forms agreed among the parties to the merger agreement, respectively;

•

the amount of cash held in the Trust Account, minus the aggregate amount of cash required to satisfy all Osprey stockholder redemptions, plus the proceeds from the PIPE Investment, equaling or exceeding $225,000,000; and

•	the delivery by Osprey to BlackSky of the Registration Rights Agreement, duly executed by New BlackSky Parent and the Sponsor.

Termination

Mutual termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the merger by mutual written consent of BlackSky and Osprey.

BlackSky termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the merger:

•

by written notice to Osprey from BlackSky if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Osprey set forth in the merger agreement such that the conditions described in the first two bullet points under the heading “—Additional Conditions to the Obligations of BlackSky” would not be satisfied at the closing (a “terminating acquiror breach”), except that, if such terminating acquiror breach is curable by Osprey through the exercise of its commercially reasonable efforts, then, for a period of 45 days after receipt by Osprey of notice from BlackSky of such breach, but only as long as Osprey continues to exercise such commercially reasonable efforts to cure such terminating acquiror breach (the “acquiror cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating acquiror breach is not cured by 11:59 PM, Pacific time, on the last day of the acquiror cure period, (ii) the closing of the merger has not occurred on or before 11:59 PM, Pacific time, on September 17, 2021 (the “Termination Date”), (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, in each case, promulgated or enacted by a governmental authority of competent jurisdiction or (iv) if the Special Meeting has been held and concluded (including any adjournment or recess of the Special Meeting and Osprey’s shareholders have duly voted) and the required Osprey stockholder approval has not been obtained at the Special Meeting; provided, however, that (x) the right to terminate the merger agreement pursuant to clause (i) of this paragraph shall not be available if BlackSky is in material breach of its obligations under the merger agreement or any ancillary agreement and (y) the right to terminate the merger agreement pursuant to clause (ii) of this paragraph shall not be available if BlackSky’s breach of any term of the merger agreement or any ancillary agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before the Termination Date; or

•	by written notice to Osprey from BlackSky if, prior to obtaining the requisite approval of Osprey stockholders, there shall have been a change in recommendation by the Osprey board of director.

Osprey termination rights.

The merger agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing of the merger:

•

by written notice to BlackSky from Osprey if (i) there is any breach of any representation, warranty, covenant or agreement on the part of BlackSky set forth in the merger agreement, such that the conditions described in the first two bullet points under the heading “—Additional Conditions to Obligations of Osprey” would not be satisfied at the closing (a “terminating company breach”), except that, if such terminating company breach is curable by BlackSky, then, for a period of 45 days after receipt by BlackSky of notice from Osprey of such breach, but only as long as BlackSky continues to use its commercially reasonable efforts to cure such terminating company breach (the “company cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating company breach is not cured by 11:59 PM pacific time on the last day of the company cure period, (ii) the closing of the merger has not occurred on or before 11:59 PM pacific time on the Termination Date, or (iii) the consummation of the merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation, in each case, promulgated or enacted by a governmental authority of competent jurisdiction or (iv) if the Special Meeting has been held and concluded (including any adjournment or recess of the Special Meeting and Osprey’s shareholders have duly voted) and the required Osprey stockholder approval has not been obtained at the Special Meeting; provided, however, that (x) the right to terminate the merger agreement pursuant to clause (i) of this paragraph shall not be available if Osprey or any of its affiliates is in material breach of its obligations under the merger agreement or any ancillary agreement and (y) the right to terminate the merger agreement under clause (ii) of this paragraph shall not be available if Osprey’s or any of its affiliates’ breach of any term of the merger agreement or any ancillary agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before the Termination Date;

•

by written notice to BlackSky from Osprey if, BlackSky shall have failed to deliver to Osprey written consents from BlackSky stockholders representing the BlackSky requisite approval within five business days following the date that this Registration Statement on Form S-4 becomes effective; provided, however, that the right to terminate the merger agreement pursuant to this paragraph shall terminate upon delivery of such written consents to Osprey; or

•

by written notice to BlackSky from Osprey if, prior to obtaining the BlackSky requisite approval, there shall have been a change in recommendation by the BlackSky board of directors; provided, however, that the right to terminate the merger agreement pursuant to this paragraph shall terminate upon delivery to Osprey of written consents from BlackSky stockholders representing the BlackSky requisite approval.

BlackSky Termination Fee. BlackSky must pay Osprey a termination fee of $40,700,000 if the merger agreement is terminated by Osprey due to a change in recommendation by the BlackSky board of directors prior to BlackSky delivering to Osprey written consents from BlackSky stockholders representing the BlackSky requisite approval.

Effect of Termination

If the merger agreement is validly terminated, the agreement will become void without any liability (other than the BlackSky termination fee described above under the circumstances summarized above) on the part of any of the parties unless BlackSky engages in any fraud or willfully breaches the merger agreement. However, the confidentiality, Trust Account claims waiver, termination fee and certain other technical provisions will continue in effect notwithstanding termination of the merger agreement.

Amendments

The merger agreement may be amended or modified or supplemented only by a duly authorized agreement in writing executed by each of the parties to the merger agreement, in the same manner as the merger agreement and which makes reference to the merger agreement. The approval of the merger agreement by the stockholders of any of the parties to the merger agreement will not restrict the ability of the board of directors of any of the parties to terminate the merger agreement in accordance with its terms or to cause such party to enter into an amendment to the merger agreement in accordance with its terms.

Specific Performance

The parties to the merger agreement agree that they shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof prior to valid termination of the merger agreement.

Stock Market Listing

Application will be made by Osprey to have the shares of Osprey Class A common stock be issued in connection with the merger and the PIPE financing, and be approved for listing on the NYSE, which is the principal trading market for the existing shares of Osprey Class A common stock. It is a condition to both parties’ obligation to complete the merger that such approval is obtained (subject to official notice of issuance) and, that as of immediately following the effective time, Osprey be in compliance, in all material respects, with applicable initial and continuing listing requirements of the NYSE, and that Osprey not have received any notice of non-compliance therewith from the NYSE that has not been cured or would not be cured at or immediately following the effective time.

Fees and Expenses

Except with respect to BlackSky’s and Osprey’s respective transaction-related expenses (including advisor fees) all filing and other fees in connection with (i) obtaining the requisite regulatory approvals, (ii) the preparing and filing of this Registration Statement and the receipt of SEC and NYSE approval in connection with the offering and listing of Osprey Class A common stock, and (iii) any indebtedness of Osprey or its subsidiaries owed to its or their respective affiliates or stockholders, and certain other specified fees and expenses, all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such cost or expense.

OTHER AGREEMENTS

Sponsor Support Agreement

Concurrently with the execution of the merger agreement the Sponsor, Osprey and BlackSky entered into the Sponsor Support Agreement, which is attached as Annex G to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Sponsor Support Agreement, the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed (i) to vote in favor of the adoption of the merger agreement, the transactions contemplated thereby and any other proposals set forth in this proxy statement/consent solicitation statement/prospectus and any other proposals or actions necessary or reasonably requested by Osprey in connection with the consummation of the transactions at the Osprey Special Meeting or any adjournment or postponement thereof, (ii) to vote against any acquisition proposal, transaction or agreement other than in connection with the merger and (iii) against any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the transactions or would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of Osprey under the merger agreement or would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement

The Sponsor Support Agreement provides that the Sponsor, solely in its capacity as a stockholder of Osprey, will not (i) enter into any voting agreement or voting trust with respect to any of the Sponsor’s shares of Osprey Class B common stock that is inconsistent with the Sponsor’s obligations pursuant to the Sponsor Support Agreement, (ii) will not enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to the Sponsor Support Agreement, and (iii) will not to redeem or elect to cause Osprey to redeem any of their shares of Osprey Class B common stock or warrants in connection with the transactions contemplated by the merger agreement.

Further, the Sponsor Support Agreement provides that the Sponsor, solely in its capacity as a stockholder of Osprey, will (i) waive, to the fullest extent permitted by law, certain anti-dilution rights set forth in Section 4.3(b) of Osprey’s existing charter that may result from the transactions contemplated by the merger agreement, (ii) agree not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the ratio at which the shares of Osprey Class B common stock convert into shares of Osprey Class A common stock, including pursuant to Osprey’s existing charter and (iii) agree that each issued and outstanding share of Osprey Class B common stock shall convert only into one (1) share of Osprey Class A common stock in connection with the transactions.

The Sponsor has also agreed, subject to certain exceptions, not to, directly or indirectly, transfer any of their shares of Osprey Class B common stock and warrants prior to the effective time. The Sponsor agrees further, (i) with respect to certain shares of Osprey Class B common stock (and shares of Osprey Class A common stock issued upon conversion), until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions enumerated in the Sponsor Support Agreement), not to transfer such shares until Osprey common stock achieves a trading price exceeding certain dollar thresholds set forth in the Sponsor Support Agreement. Pursuant to the dollar thresholds set forth in the Sponsor Support Agreement, approximately half of the impacted shares (1,185,937) shall be released from restrictions on transfer when the dollar volume-weighted average price of the securities (“VWAP”) equals or exceeds $15.00 and the remaining shares (1,185,938) shall be released from restrictions on transfer when the dollar VWAP equals or exceeds $17.50 per share for ten (10) of any twenty (20) consecutive trading days commencing after the closing of the merger on the NYSE and (ii) with respect to certain warrants, not to exercise any such warrants unless and until Osprey common stock reaches a trading price of $20.00 per share after the closing of the merger on the NYSE, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The Sponsor Support Agreement shall terminate upon the earlier of (i) the date and time the merger agreement is terminated validly in accordance with its terms prior to the effective time and (ii) the time the

Sponsor Support Agreement is terminated upon the mutual written agreement of the Osprey, BlackSky and the Sponsor; provided, however, that the provisions relating to the restrictions on the transfer of certain shares shall terminate only upon the earlier to occur of (a) such date and time as the merger agreement shall have been terminated validly in accordance with its terms, (b) such time as all of the impacted shares shall have become released upon achieving the requisite dollar thresholds (or shall have been forfeited and cancelled, and all right, title and interest have been transferred to Osprey in accordance with the terms of the Sponsor Support Agreement), (c) the seventh anniversary of the closing of the merger and (d) the time the Sponsor Support Agreement is terminated upon the mutual written agreement of BlackSky, Osprey and the Sponsor.

Stockholder Support Agreements

Concurrently with the execution of the merger agreement, Osprey, Merger Sub, BlackSky and the Key Stockholders entered into the Stockholder Support Agreements, a form of which is attached as Annex H to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Stockholder Support Agreement, the Key Stockholders have agreed to, among other things, vote in favor of the merger agreement and the transactions contemplated thereby, including agreeing to execute a written consent constituting the requisite BlackSky Stockholder Approval within five (5) business days of the Registration Statement becoming effective, unless the Merger is no longer recommended by BlackSky board of directors in accordance with the merger agreement, in which case the Key Stockholders have agreed to vote a number of shares not to exceed 35% of their shares of BlackSky stock approving the merger agreement and the transactions contemplated thereby and are entitled, in their sole discretion, to vote their remaining shares in any manner. Each Stockholder Support Agreement will terminate upon the earlier to occur of: (a) the effective time, (b) the date of the termination of the merger agreement in accordance with its terms, (c) the effective date of a written agreement of Osprey, Merger Sub, BlackSky and the Key Stockholder party thereto terminating such Stockholder Support Agreement, and (d) the election of the Key Stockholder party thereto, in its sole discretion, to terminate such Stockholder Support Agreement following any amendment, waiver or other modification of any term or provision of the merger agreement without the prior written consent with respect thereto of such stockholder that reduces or changes the form of consideration payable to BlackSky stockholders pursuant to the merger agreement.

Subscription Agreements

In connection with the execution of the merger agreement, Osprey entered into Subscription Agreements with the PIPE Investors, a form of which is attached as Annex J to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Subscription Agreements, the PIPE Investors agreed to purchase, in the aggregate, 18,000,000 newly-issued shares of Osprey Class A common stock to be issued at the closing of the merger. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreements, (ii) there not being any amendment or modification of the terms of the merger agreement in a manner that is materially adverse to the PIPE Investor (in its capacity as such), (iii) all conditions precedent to the closing of the merger, including all necessary approvals of Osprey’s stockholders and regulatory approvals, if any, shall have been satisfied or waived by the parties to the merger agreement as provided therein (iv) a customary bringdown of the representations and warranties of the PIPE Investor and Osprey in the Subscription Agreements and (v) the prior or substantially concurrent consummation of the transactions contemplated by the merger agreement.

The Subscription Agreements entered into by the Third Party PIPE Investors provide for certain registration rights for the Third Party PIPE Investors. In particular, in the case of the Third Party PIPE Investors, Osprey is required to, no later than 45 calendar days following the closing date of the merger, submit to or file with the SEC a registration statement registering the resale of such shares. Also in the case of the Third Party PIPE Investors, Osprey is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date thereof if the SEC notifies Osprey that it will “review” the registration statement and (b) the 10th business day after the date Osprey is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Osprey must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (iii) two years from the date of effectiveness of the registration statement. Pursuant to the terms of the merger agreement and the Subscription Agreements entered into by the Insider PIPE Investors, the Insider PIPE Investors will enter into the Registration Rights Agreement (as defined and described below), which will provide for certain registration rights for the Insider PIPE Investors.

Each Subscription Agreement will terminate upon the earliest to occur of (a) the termination of the merger agreement in accordance with its terms, (b) the mutual written agreement of the parties to such Subscription Agreement and BlackSky, and (c) September 17, 2021 if the subscription closing has not occurred on or before such date.

Registration Rights Agreement

In connection with the closing of the merger and the transactions contemplated by the merger agreement, New BlackSky Parent, the Sponsor, certain affiliates of the Sponsor and certain stockholders of New BlackSky Parent will enter into the Registration Rights Agreement, a form of which is attached as Annex I to this proxy statement/consent solicitation statement/prospectus. Pursuant to the Registration Rights Agreement, such holders and their permitted transferees will be entitled to certain customary demand and piggy-back registration rights, subject to cut-back provisions.

Bylaws—Lock-up

Pursuant to the amended and restated bylaws to be effective at the effective time, BlackSky directors, officers and certain other stockholders will not, during the Lock-Up Period, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of any shares of New BlackSky Parent Class A common stock, or any stock options, restricted stock units, or other equity awards outstanding as of immediately following the closing of the merger in respect of awards of BlackSky outstanding immediately prior to the closing of the merger.

The Lock-up Period means the period beginning on the closing date of the merger and ending on the earliest of (a) the date that is 180 days after the closing date of the merger, (b) the date on which New BlackSky Parent completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New BlackSky Parent’s stockholders having the right to exchange their shares of New BlackSky Parent Class A Common Stock for cash, securities or other property and (c) the date on which the last sale price of the Class A Common Stock of the Company equals and exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing upon the consummation of the merger; provided that, if the period in which the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period occurs prior to the 150th day following the date of the closing of the merger, then the Lock-Up Period shall end on the 150th day following the closing of the merger.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations for U.S. holders (as defined below) of BlackSky stock of the merger and holders of shares of Osprey Class A common stock that elect to have their Osprey Class A common stock redeemed for cash if the merger is completed. This discussion applies only to Osprey Class A common stock that is held as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	banks and financial institutions;

•	insurance companies;

•	brokers and dealers in securities, currencies or commodities;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to public shares;

•	regulated investment companies and real estate investment trusts;

•	governmental organizations and qualified foreign pension funds;

•	persons holding stock of BlackSky or Osprey Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities);

•	certain former citizens or long-term residents of the United States;

•	controlled foreign corporations and passive foreign investment companies;

•	tax-exempt entities;

•	a holder of BlackSky Class B common stock; and

•	a holder of BlackSky stock who exercises its appraisal rights or who receives cash in lieu of fractional shares.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of BlackSky stock or Osprey Class A common stock, as applicable, that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds shares of Osprey Class A common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partners in partnerships holding shares of Osprey Class A common stock should consult their tax advisors.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Tax Consequences of the Merger to Holders of BlackSky Stock

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of BlackSky and Osprey to complete the merger are not conditioned on the receipt of opinions from Wilson Sonsini Goodrich & Rosati, P.C. or Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, and the merger will occur even if it does not so qualify.

Neither Osprey nor BlackSky intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, even if BlackSky receives a tax opinion that concludes that the merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The tax consequences for U.S. holders who receive shares of Osprey Class A common stock in exchange for shares of BlackSky stock pursuant to the merger are as follows.

You will not recognize gain or loss upon exchanging your BlackSky stock for Osprey Class A common stock. The aggregate tax basis in the shares of Osprey Class A common stock that you receive pursuant to the merger will equal your aggregate adjusted tax basis in the shares of BlackSky stock you surrender. Such aggregate adjusted tax basis will be allocated to the Osprey Class A common stock you receive. Your holding period for the shares of Osprey Class A common stock you receive pursuant to the merger will include your holding period in the shares of BlackSky stock you surrender.

A U.S. holder of BlackSky stock should consult its tax advisors as to the particular tax consequences from the merger.

Redemption of Osprey Class A common stock

In the event that a holder’s shares of Osprey Class A common stock are redeemed pursuant to the redemption provisions described in “Osprey Special Meeting of Stockholders—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Osprey Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Osprey Class A common stock, a U.S. holder will be treated as described in “—U.S. holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Osprey Class A common stock,” and a Non-U.S. holder (as defined below) will be treated as described in “—Non-U.S. holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Osprey Class A common stock.” If the redemption does not qualify as a sale of shares of Osprey Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described in “—U.S. holders—Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described in “—Non-U.S. holders—Taxation of Distributions.”

Whether a redemption of shares of Osprey Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the merger) relative to all of our shares outstanding both before and after the redemption. The redemption of Osprey Class A common stock will generally be treated as a sale of Osprey Class A common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Osprey Class A common stock which could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the merger should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Osprey Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Osprey Class A common stock and the Osprey Class A common stock to be issued pursuant to the merger). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of Osprey Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Osprey Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described in “U.S. holders—Taxation of Distributions,” and the tax effects to such Non-U.S. holder will be as described in “Non-U.S. holders—Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Osprey Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

U.S. holders

This section applies to you if you are a “U.S. holder.”

Taxation of Distributions. If our redemption of a U.S. holder’s shares of Osprey Class A common stock is treated as a distribution, as discussed above in “Redemption of Osprey Class A common stock,” such distributions will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Osprey Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Osprey Class A common stock and will be treated as described in “U.S. holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Osprey Class A common stock.”

Dividends received by a U.S. holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the Osprey Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Osprey Class A common stock. If our redemption of a U.S. holder’s shares of Osprey Class A common stock is treated as a sale or other taxable disposition, as discussed in “Redemption of Osprey Class A common stock,” a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of Osprey Class A common stock redeemed. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for the Osprey Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Osprey Class A common stock described in this proxy statement may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Osprey Class A common stock (shares of Osprey Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Osprey Class A common stock so disposed of. A U.S. holder’s adjusted tax basis in its Osprey Class A common stock will generally equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Osprey Class A common stock treated as a return of capital.

Non-U.S. Holders.

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of Osprey Class A common stock who or that is, for U.S. federal income tax purposes:

a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

a foreign corporation; or

an estate or trust that is not a U.S. holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

Taxation of Distributions. If our redemption of a Non-U.S. holder’s shares of Osprey Class A common stock is treated as distribution, as discussed in “Redemption of Osprey Class A common stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Osprey Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Osprey Class A common stock, which will be treated as described in “Non-U.S. holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Osprey Class A common stock.”

The withholding tax described above does not apply to a dividend paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Osprey Class A common stock. If our redemption of a Non-U.S. holder’s shares of Osprey Class A common stock is treated as a sale or other taxable disposition as discussed in “Redemption of Osprey Class A common stock,” subject to the discussions of FATCA below, a Non-U.S. holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of Osprey Class A common stock, unless:

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Osprey Class A common stock, and, in the case where shares of Osprey Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Osprey Class A common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of Osprey Class A common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. In the event the Non-U.S. holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other taxable disposition of shares of Osprey Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless Osprey Class A common stock is regularly traded on an established securities market, a buyer of Osprey Class A common stock (we would be treated as a buyer with respect to a redemption of Osprey Class A common stock) may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition. There can be no assurance that Osprey Class A common stock will be treated as regularly traded on an established securities market. We believe that we are not and have not been at any time since our formation a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the merger is completed.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s Class A common stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on Osprey Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Osprey Class A common stock.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

BlackSky is incorporated under the laws of the State of Delaware and the rights of BlackSky equityholders are governed by the laws of the State of Delaware, including the DGCL, BlackSky’s charter and BlackSky’s bylaws. As a result of the merger, BlackSky equityholders who receive shares of New BlackSky Parent Class A common stock will become New BlackSky Parent stockholders. New BlackSky Parent is incorporated under the laws of the State of Delaware and the rights of New BlackSky Parent stockholders are governed by the laws of the State of Delaware, including the DGCL, New BlackSky’s charter and New BlackSky’s bylaws. Thus, following the merger, the rights of BlackSky equityholders who become New BlackSky Parent stockholders in the merger will continue to be governed by Delaware law but will no longer be governed by BlackSky’s charter and BlackSky’s bylaws and instead will be governed by New BlackSky Parent’s charter and New BlackSky Parent’s bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of BlackSky equityholders under BlackSky’s charter and BlackSky’s bylaws (left column), and the rights of New BlackSky Parent stockholders under forms of New BlackSky Parent’s charter and bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of BlackSky’s charter and BlackSky’s bylaws, and forms of New BlackSky Parent’s charter and bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

BlackSky	New BlackSky Parent
Authorized Capital Stock

BlackSky common stock. BlackSky is currently authorized to issue 1,090,000,000 shares of BlackSky common stock, consisting of (i) 1,000,000,000 shares of BlackSky Class A common stock, par value $0.00001 per share and (ii) 90,000,000 shares of BlackSky	New BlackSky Parent Class A common stock. New BlackSky Parent will be authorized to issue 1,100,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of Class A common stock, par value $0.0001 per share, and (ii) 100,000,000

BlackSky	New BlackSky Parent
Class B common stock, par value $0.00001 per share. As of , 2021, there were shares of BlackSky common stock outstanding.	shares of Preferred Stock, par value $0.0001 per share. As of , 2021, we expect there will be shares of New BlackSky Parent Class A common stock outstanding following consummation of the merger.

BlackSky preferred stock. BlackSky is currently authorized to issue 86,566,156 shares of BlackSky preferred stock, consisting of (i) 8,651,880 shares of BlackSky Series A Preferred Stock, par value $0.00001 per share, (ii) 20,041,828 shares of BlackSky Series B Preferred Stock, par value $0.00001 per share, (iii) 9,508,194 shares of BlackSky Series B-1 Preferred Stock, par value $0.00001 per share, and (iv) 48,364,254 shares of BlackSky Series C Preferred Stock, par value $0.00001 per share. As of , 2021, there were shares of BlackSky preferred stock outstanding.	New BlackSky Parent Preferred Stock. Following consummation of the merger, New BlackSky Parent is expected to have zero shares of Preferred Stock outstanding.

Rights of Preferred Stock

BlackSky’s board of directors may fix for any series of Preferred Stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the BlackSky board of directors providing for the issuance of such series.	New BlackSky Parent’s board of directors may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New BlackSky Parent board of directors providing for the issuance of such class or series.

The BlackSky Series C Preferred Stock may be entitled to certain preferential rights upon any Liquidation Transaction (as defined below) of BlackSky. The BlackSky Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock also have certain voting rights, preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be described herein.	There are zero shares of New BlackSky Parent Preferred Stock outstanding as of the date of this proxy statement/consent solicitation statement/prospectus.

Number and Qualification of Directors

The BlackSky board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors. Directors need not be stockholders.

The number of directors that constitutes the entire New BlackSky Parent board of directors shall be determined from time to time exclusively by resolution adopted by a majority of the board of directors.

None of the directors need be a stockholder of New BlackSky Parent.

BlackSky	New BlackSky Parent

Election of Directors

The stockholders shall elect directors at annual meetings of BlackSky stockholders at such date and time as may be designated by resolution of the BlackSky board of directors (or else by action by written consent without a meeting, as set forth in BlackSky’s bylaws) each of whom shall hold office until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation or removal.

At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the voting power of the shares present at such meeting and entitled to vote thereupon shall be sufficient to elect.

Additionally, pursuant to the Voting Rights Agreement by and between BlackSky and certain investors party thereto (the “BlackSky VRA”), (i) RRE Ventures VI, LP has the right to elect one director for so long as such stockholder and its affiliates continue to beneficially own at least 2% of BlackSky’s fully diluted capital stock; (ii) VCVC IV LLC has the right to elect one director for so long as such stockholder and its affiliates continue to beneficially own at least 2% of BlackSky’s fully diluted capital stock and provided that neither Seahawk SPV Investment LLC and its affiliates (“TAS”) nor the Secondary C Investor (defined below) has acquired the right to designate a director pursuant to the BlackSky VRA; (iii) Mithril LP has the right to designate one director for so long as such stockholder and its affiliates continue to beneficially own at least 2% of BlackSky’s fully diluted capital stock; (iv) TAS has the right to designate one director who is a U.S. person (as defined by Section 7701(a)(30) of the Code) for so long as such stockholder and its affiliates continue to beneficially own at least 2% of BlackSky’s fully diluted capital stock; and (v) a stockholder other than TAS (such stockholder, the “Secondary C Investor”), has the right to elect one director who is a U.S. person (as defined by Section 7701(a)(30) of the Code) for so long as such stockholder and its affiliates continue to beneficially own at least 2% of BlackSky’s fully diluted capital stock.

The New BlackSky Parent’s charter provides for three classes of directors, each consisting of, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. At New BlackSky Parent’s annual meeting, one class of directors is elected for a three-year term and each until his or her successor is duly elected and qualified, subject to his or her death, resignation or removal. If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

The New BlackSky Parent bylaws provide that directors will be elected by a plurality of votes of the shares of capital stock of New BlackSky Parent, present in person or represented by proxy, and entitled to vote in the election of directors at any meeting of stockholders with respect to which New BlackSky Parent receives a notice that a stockholder has nominated a person for election to the board of directors that was timely made in accordance with the applicable nomination periods provided in New BlackSky Parent’s bylaws or the Exchange Act.

Removal of Directors

Any director or the entire BlackSky board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	Any director or the entire New BlackSky Parent board of directors may be removed from office only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of the issued and outstanding shares of New BlackSky

BlackSky	New BlackSky Parent
Parent capital stock entitled to vote in the election of directors, voting together as a single class, as specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Voting

Each stockholder of BlackSky common stock entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

All matters, except for the election of directors, and questions presented to the stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of BlackSky which are present in person or by proxy and entitled to vote thereon. Where a separate vote by a class or series or classes is required, except for the election of directors, all matters and questions presented to the stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the majority of shares of such class or series or classes present which are present in person or by proxy and entitled to vote thereon.

The holders of BlackSky preferred stock shall be entitled to vote with the holders of BlackSky common stock as a single class on all matters submitted for a vote of the holders of BlackSky common stock except as otherwise required by the BlackSky charter (and described herein) and are not entitled to vote as a separate class on any merger, consolidation or similar reorganization or change of control transaction involving BlackSky. Each share of BlackSky preferred stock is entitled to a number of votes equal to the number of shares of BlackSky Class A common stock into which each such share of BlackSky preferred stock is then convertible, as calculated at the then effective conversion rate at the time of the related record date.

Each share of New BlackSky Parent Class A common stock is entitled to one vote on all matters properly presented at a meeting of stockholders.

BlackSky	New BlackSky Parent

So long as 500,000 shares of BlackSky preferred stock remain outstanding, BlackSky may not (whether by amendment, merger, consolidation, operation of law or otherwise), without first obtaining the approval of the holders of at least a majority of the then outstanding shares of BlackSky preferred stock, voting together as a single class on an as converted basis, take any of the following actions: (i) amend BlackSky’s charter or BlackSky’s bylaws (including pursuant to a merger) in any manner that adversely alters any right, preference, privilege, power or restriction provided for the benefit of BlackSky preferred stock, provided that (A) the designation of a new series of BlackSky preferred stock will not be deemed to adversely alter the rights, preferences, privilege, powers or restrictions provided for the benefit of BlackSky preferred stock or the holders thereof and (B) any amendment, alteration or act of repealing of any provision of BlackSky’s charter or BlackSky’s bylaws (including pursuant to a merger) in a manner that adversely affects the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the holders of any series of BlackSky preferred stock first requires the approval of the holders of at least a majority of the then-outstanding shares of such series of BlackSky preferred stock so-affected; (ii) increase or decrease (other than for decreases resulting from conversion of BlackSky preferred stock) the authorized number of shares of BlackSky preferred stock or BlackSky common stock, provided that any increase or decrease (other than for decreases resulting from conversion of shares of the applicable series of BlackSky preferred stock) of the authorized number of shares of any series of BlackSky preferred stock shall first require the approval of the holders of at least a majority of the then-outstanding shares of such series of BlackSky preferred stock so-affected; (iii) create (by reclassification or otherwise) or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, having a preference over, or being on parity with any series of BlackSky preferred stock with respect to voting, dividends, conversion, redemption or upon liquidation other than the issuance of any authorized but unissued shares of BlackSky preferred stock designated in the BlackSky charter (including any security convertible into or exercisable for any shares of BlackSky preferred stock; (iv) effect or agree to effect a Liquidation Transaction or the sale or exclusive license of all or substantially all of BlackSky’s intellectual property; (v) redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund or such

BlackSky	New BlackSky Parent
purpose) any share or shares of BlackSky preferred stock or BlackSky common stock; provided, however, that this restriction shall not apply to the repurchase of shares of BlackSky common stock from employees, officers, directors, consultants or other persons performing services for BlackSky or any subsidiary pursuant to BlackSky board of directors-approved agreements under which BlackSky has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal; (vi) authorize, declare or pay any dividends, distributions or similar actions with respect to BlackSky common stock; or (vii) amend section 4.2.5 of the BlackSky charter; provided that the final proviso in each of section 4.2.5(i) and section 4.2.5(ii) of the BlackSky charter shall not be amended without first obtaining the approval of at least a majority of the then outstanding shares of each series of BlackSky preferred stock affected thereby.

Cumulative Voting

Delaware law allows for cumulative voting only if provided for in the BlackSky charter; however, the BlackSky charter does not authorize cumulative voting.	No holder of New BlackSky Parent capital stock will be permitted to cumulate votes at any election of directors.

Vacancies on the Board of Directors

Unless otherwise provided by applicable law or BlackSky’s charter, (i) any vacancy occurring in the BlackSky board of directors effective as of a future date may be filled by a majority of the members of the board of directors (including those who have resigned), (ii) vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders of BlackSky having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and (iii) whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the BlackSky charter, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by the sole remaining director so elected, and in each case each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified, or until such director’s earlier death, resignation or removal.	Any newly created directorship on the New BlackSky Parent board of directors that results from an increase in the number of directors and any vacancy occurring in the New BlackSky Parent board of directors may be filled by the affirmative vote of a majority of the directors then in office.

BlackSky	New BlackSky Parent

Special Meeting of the Board of Directors

Special meetings of the board of directors may be called by the Chairman of the board of directors, the chief executive officer, the President, the Secretary or by any two members of the BlackSky board of directors.	The New BlackSky Parent bylaws provide that special meetings of the New BlackSky Parent board of directors may be called by the chairman of the New BlackSky Parent board of directors, the chief executive officer, the president, the secretary or a majority of the New BlackSky Parent board of directors.

Stockholder Action by Written Consent

Any action required under applicable law or BlackSky’s charter or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by (i) all stockholders entitled to vote on the action, or (ii) for so long as BlackSky is not a public company, the action is taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to BlackSky.	Subject to the rights of holders of New BlackSky Parent Preferred Stock, any action required or permitted to be taken by the stockholders of New BlackSky Parent must be effected at a duly called annual or special meeting of stockholders of New BlackSky Parent and may not be effected by any consent in writing by such stockholders.

Amendment to Certificate of Incorporation

Subject to the protective provisions described above under the heading “Voting”, (i) BlackSky reserves the right to amend or repeal any of the provisions contained in the BlackSky charter in any manner now or hereafter permitted by the DGCL and (ii) the number of authorized shares of BlackSky common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of BlackSky representing a majority of the votes represented by all outstanding shares of capital stock of BlackSky entitled to vote. Under Delaware law, an amendment to a charter generally requires the approval of BlackSky’s board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class.	New BlackSky Parent may amend or repeal any provision contained in the New BlackSky Parent charter in the manner prescribed by the laws of the State of Delaware; however, the New BlackSky Parent board of directors acting pursuant to a resolution adopted by a majority of the New BlackSky Parent board of directors and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of New BlackSky Parent entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions pertaining to the issuance of additional shares or series of Preferred Stock, the composition of the New BlackSky Parent board of directors, the removal and replacement of directors, cumulative voting, action by written consent, special meetings of New BlackSky Parent stockholders, the nomination of directors of New BlackSky Parent or the amendment, repeal or modification of the New BlackSky Parent charter.

BlackSky	New BlackSky Parent

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred by statute granting the right to BlackSky stockholders entitled to vote to adopt, amend or repeal the BlackSky bylaws (subject to the protective provisions described above under the heading “Voting”), the BlackSky board of directors is expressly authorized to make, alter or repeal the BlackSky bylaws.	The New BlackSky Parent bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, will be required for the stockholders of New BlackSky Parent to alter, amend or repeal, or adopt any bylaw inconsistent with, provisions pertaining to meetings of stockholders; the powers, number, and resignation and removal of members of the New BlackSky Parent board of directors; indemnification of officers and directors of New BlackSky Parent; and amendments to the New BlackSky Parent bylaws.

Quorum

Board of Directors. At all meetings of the BlackSky board of directors, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business, and the vote of a majority of the directors then-present shall be the act of the BlackSky board of directors, except as otherwise provided by applicable law, the BlackSky charter or the BlackSky bylaws.	Board of Directors. At all meetings of New BlackSky Parent’s board of directors, a majority of the total authorized number of directors will constitute a quorum for the transaction of business.

Stockholders. The presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of the outstanding shares of stock entitled to vote at the meeting will constitute a quorum at any meeting of stockholders, except as otherwise provided by applicable law, the BlackSky charter or the BlackSky bylaws; provided, that where a separate vote by a class or series or classes is required, a majority of the outstanding shares of such class or series or classes, present in person or by proxy, shall constitute a quorum entitled to act with respect to the vote on such matter.	Stockholders. The holders of record of a majority of the voting power of New BlackSky Parent’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of New BlackSky Parent stockholders for the transaction of business.

Interested Directors

BlackSky renounces, to the greatest extent permitted by applicable law, any interest or expectancy of BlackSky in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of BlackSky who is not an employee of BlackSky or any of its subsidiaries, or (ii) any holder of BlackSky	New BlackSky Parent’s charter does not contain such provisions.

BlackSky	New BlackSky Parent

preferred stock or any partner, member, director (or person in a similar position), stockholder, employee or agent of any such holder, other than someone who is an employee of BlackSky or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person primarily in such Covered Person’s capacity as a director of BlackSky.

Additionally, under an Amended and Restated Investors’ Rights Agreement, by and between a predecessor entity to BlackSky and certain investors party thereto (the “BlackSky IRA”), BlackSky agreed, for so long as the holders of BlackSky preferred stock are entitled to elect members of the BlackSky board of directors, not to, and to cause its subsidiaries not to, enter into, amend or otherwise become a party to any transaction with any director, officer or employee of BlackSky or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person without the approval of at least a majority of the BlackSky board of directors, except for transactions contemplated by the BlackSky IRA, the Series C Preferred Stock Purchase Agreement by and between BlackSky and certain investors party thereto, or transactions with employees that are not officers or directors of BlackSky and made in the ordinary course of business, pursuant to reasonable requirements of BlackSky’s business and upon fair and reasonable terms approved by a majority of the BlackSky board of directors.

Interested Stockholders

See “—Interested Directors” and “—Anti-Takeover Provisions and other Stockholder Provisions”.	New BlackSky Parent’s charter does not contain such provisions.

Special Stockholder Meetings

A special meeting of BlackSky’s stockholders may be called at any time by the chairman of the board of directors, the chief executive officer or the president (in the absence of a chief executive officer), or by any stockholder holding shares in the aggregate entitled to cast not less than 10% of the votes in any such meeting, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.	A special meeting of New BlackSky Parent’s stockholders may be called at any time by the chairman of the board of directors, the chief executive officer or the president, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

BlackSky	New BlackSky Parent

Notice of Stockholder Meetings

Written notice stating the place, if any, date and hour of each meeting of BlackSky’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in case of a special meeting, the purpose or purposes for which the meeting is called will, unless otherwise provided by applicable law or BlackSky’s charter or BlackSky’s bylaws, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The holders of the shares of BlackSky preferred stock shall be entitled to receive notice of all stockholders’ meetings (or advance notice of any action by written consent) in accordance with BlackSky’s charter and BlackSky’s bylaws as if the holders of such BlackSky preferred stock were holders of common stock.

Whenever stockholders of New BlackSky Parent are required or permitted to take any action at a meeting, a notice of the meeting shall be given which must state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL or New BlackSky Parent’s charter or bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

Any proper business, including the election of directors to the extent designated by resolution of BlackSky’s board of directors, may be transacted at the annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. BlackSky shall not be required to hold an annual meeting of stockholders, provided, that (x) the stockholders are permitted to act by written consent under BlackSky’s charter and BlackSky’s bylaws then in effect, (y) the stockholders take action by written consent to elect directors and (z) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting are vacant and filled by such action.

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in New BlackSky Parent’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the board of directors or (iii) otherwise properly brought before the annual meeting by any stockholder of New BlackSky Parent who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the secretary of New BlackSky Parent.

The stockholder must (i) give timely notice thereof in proper written form to the secretary of New BlackSky Parent, and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of New BlackSky Parent not less than ninety (90) or more than one-hundred twenty (120) days before the meeting. The public announcement of an adjournment or postponement of an annual meeting

BlackSky	New BlackSky Parent
shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New BlackSky Parent bylaws.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the BlackSky board of directors may be made (i) at any annual meeting of stockholders at such date and time as may be designed by resolution of the BlackSky board of directors or (ii) by the written consent of stockholders, subject to the provisions described above under the heading “Stockholder Proposals (Other than Nomination of Persons for Election as Directors)”.

Nominations of persons for election to the New BlackSky Parent board of directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in New BlackSky Parent’s notice of such special meeting, (i) by or at the direction of the New BlackSky Parent board of directors or (ii) by any stockholder of New BlackSky Parent who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New BlackSky Parent.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary. To be timely, a stockholder’s notice to the secretary must be received by the secretary at the principal executive offices of New BlackSky Parent (i) in the case of an annual meeting, not later than the close of business not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting or, if the number of directors to be elected to the board of directors is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased board of directors is less than 100 days prior to the meeting, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by New BlackSky Parent. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New BlackSky Parent bylaws.

BlackSky	New BlackSky Parent

Limitation of Liability of Directors and Officers

A director of BlackSky shall not be personally liable to BlackSky or its stockholders for monetary damages for breach of fiduciary duty owed as a director to BlackSky and its stockholders. Neither the amendment nor appeal of this provision in BlackSky’s charter nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of BlackSky existing at the time of such amendment, repeal, adoption or modification.	A director of New BlackSky Parent shall not be personally liable to New BlackSky Parent or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended.

Indemnification of Directors, Officers, Employees and Agents

BlackSky will indemnify, to the fullest extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of BlackSky) by reason of the fact that such person is or was a director or officer of BlackSky or is or was a director or officer of BlackSky serving at the request of BlackSky as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in the best interests of BlackSky and, with respect to any criminal action, had no reasonable cause to believe that such person’s actions were unlawful. To the extent any such person is adjudged to be liable to BlackSky, no indemnification will be made in respect of any such claim, issue or matter unless the Court of Chancery of the State of Delaware determines such person is fairly and reasonably entitled to indemnity.

New BlackSky Parent will indemnify any person for any proceeding by reason of being a director or officer of New BlackSky Parent or, while a director or officer, is or was serving at the request of New BlackSky Parent as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by New BlackSky Parent’s board of directors.

The right to indemnification covers all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by New BlackSky Parent the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon delivery to New BlackSky Parent of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

BlackSky	New BlackSky Parent

Dividends, Distributions and Stock Repurchases

Dividends upon the capital stock of BlackSky, subject to the provisions of the BlackSky charter, may be declared by the unanimous vote or written consent of the board of directors, and may be paid in cash, property or shares of capital stock of BlackSky. No declaration or payment may be made with respect to BlackSky common stock, BlackSky Series A Preferred Stock, BlackSky Series B Preferred Stock, or BlackSky Series B-1 Preferred Stock (the BlackSky Series A Preferred Stock, BlackSky Series B Preferred Stock and BlackSky Series B-1 Preferred Stock, collectively, the “BlackSky Junior Preferred Stock”) unless dividends on BlackSky Series C Preferred Stock (the “BlackSky Senior Preferred Stock”) have been declared and paid in accordance with the preferences stated in the BlackSky charter.

If BlackSky’s board of directors (or, in the event of a reorganization event, the board of directors of the relevant successor parent, as applicable) shall declare a dividend upon the then-outstanding shares of BlackSky Class A common stock, BlackSky shall also declare and pay to each holder of outstanding shares of BlackSky preferred stock a dividend or distribution, as the case may be, in respect of each share of BlackSky preferred stock held by such holder, according to the priority in payment set forth in the BlackSky charter and in the amount and kind of dividends or distributions as would be payable in respect of the number of shares of BlackSky Class A common stock issuable upon the conversion of a share of BlackSky preferred stock assuming such share of BlackSky preferred stock had been converted immediately prior to the record date. The holders of shares of BlackSky Class B common stock are not entitled to receive any dividends. No dividends will accrue or be paid on a cumulative basis.

The New BlackSky Parent board of directors, subject to any restrictions contained in the New BlackSky Parent charter or applicable law, may declare and pay dividends upon the shares of New BlackSky Parent’s capital stock. Dividends may be paid in cash, in property, or in shares of New BlackSky Parent’s capital stock. The New BlackSky Parent board of directors may set apart out of any of the funds of New BlackSky Parent available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Liquidation

Upon any liquidation, dissolution or winding up of BlackSky, whether voluntary or involuntary, including pursuant to (a) the sale, conveyance or other disposition of BlackSky or any of its subsidiaries of all or substantially all of its assets, property or business, or (b) the consummation by BlackSky or its stockholders of any transaction or series of related transactions (whether by merger, consolidation or otherwise), that results in the transfer, to a person or group of affiliated persons, of BlackSky’s securities, in each case other than (i) a merger effected exclusively for the purpose of changing the domicile of BlackSky, or (ii) a transaction	The proposed charter provides that, subject to applicable law, the rights, if any, of any holders of outstanding shares of preferred stock, following the payment or provisions for payment of debts and other liabilities of New BlackSky Parent in the event of any voluntary or involuntary liquidation, dissolution or winding up of New BlackSky Parent, holders of New BlackSky Parent common stock will be entitled to receive ratably all the remaining assets of New BlackSky Parent available for distribution to its stockholders.

BlackSky	New BlackSky Parent
in which the stockholders of BlackSky immediately prior to such transaction own more than 50% of the voting power of the surviving entity following the transaction (collectively, a “Liquidation Transaction”), after satisfaction of all liabilities and obligations to creditors of BlackSky and the BlackSky Senior Preferred Stock and before any distribution or payment is made to holders of any BlackSky Junior Preferred Stock, each holder of BlackSky Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of BlackSky to the holders of BlackSky common stock or BlackSky Junior Preferred Stock and subject to certain customary anti-dilution adjustments, an amount equal to the sum of (i) the Original Issue Price (as defined in the BlackSky charter) specified for such share of BlackSky Series C Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of BlackSky Series C Preferred Stock (the “Series C Preference Amount”). After the Series C Preference Amount has been paid in full for all outstanding shares of BlackSky Series C Preferred Stock, the holders of BlackSky Junior Preferred Stock shall be entitled to receive on a pari passu basis with respect to each share of BlackSky Junior Preferred Stock held thereby, prior and in preference to any distribution of any of the assets of BlackSky to holders of BlackSky common stock and subject to certain customary anti-dilution adjustments, an amount equal to the sum of (i) the Original Issue Price specified for such share of BlackSky Junior Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of BlackSky Junior Preferred Stock (the “Junior Preference Amount”). The entire remaining assets of BlackSky legally available for distribution shall be distributed (i) pro rata to holders of BlackSky common stock in proportion to the number of shares of BlackSky common stock held by them until such time as the holders of BlackSky Class B common stock receive an amount equal to the BlackSky Class B Liquidation Amount (as defined in the BlackSky charter) with respect to each share of BlackSky Class B common stock held thereby, and (ii) thereafter, pro rata to the holders of BlackSky Class A common stock in proportion to the number of shares of BlackSky Class A common stock held by them.

Conversion

There are no conversion rights relating to shares of BlackSky common stock.	There are no conversion rights relating to the New BlackSky Parent Class A common stock.

BlackSky	New BlackSky Parent

Each share of BlackSky preferred stock shall be convertible, at the option of the holder thereof, at any time at the office of BlackSky or any transfer agent for the BlackSky preferred stock, into the number of fully-paid, nonassessable shares of BlackSky Class A common stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price (as defined in the BlackSky charter) for such series.

Each share of BlackSky preferred stock will be automatically converted into shares of BlackSky Class A common stock upon the earlier of (i) a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of BlackSky’s common stock resulting in aggregate gross cash proceeds of not less than $75,000,000 and in connection with which BlackSky’s stock will be listed on the NYSE, NYSE MKT LLC or Nasdaq, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of BlackSky preferred stock, voting together as a single class on an as converted basis.

Each holder of BlackSky preferred stock will be deemed to have converted such holder’s shares into shares of BlackSky Class A common stock immediately prior to any Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of BlackSky preferred stock into shares of BlackSky Class A common stock.

The New BlackSky Parent board of directors is authorized to issue Preferred Stock that is convertible into, or exchangeable for, shares of any other class or series of stock of New BlackSky Parent at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the board establishing such class or series of preferred stock.

Recapitalizations, Reclassifications and Other Changes

The conversion mechanics applicable to the BlackSky preferred stock, including the Conversion Price and the Original Issue Price are subject to adjustment from time to time for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.	The New BlackSky Parent’s charter does not contain such provisions.

Supermajority Voting Provisions

The treatment of any transaction or series of related transactions as a Liquidation Transaction under the BlackSky charter may be waived by the consent or vote of the holders of at least 66.6% of the then outstanding shares of BlackSky preferred stock voting together as a single class on an as converted basis.	From and after the effectiveness of the New BlackSky Parent’s charter, only for so long as the New BlackSky Parent’s board of directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire New BlackSky board of directors may be removed from

BlackSky	New BlackSky Parent

For so long as any shares of (i) BlackSky Series A Preferred Stock remain outstanding, the holders of BlackSky Series A Preferred Stock, voting together as a separate class, are entitled to elect one member of the BlackSky board of directors; (ii) BlackSky Series B Preferred Stock remain outstanding, the holders of BlackSky Series B Preferred Stock, voting together as a separate class, are entitled to elect two members of the BlackSky board of directors; provided, however, that for so long as the holders of BlackSky Series C Preferred Stock have the right to elect a director, the holders of BlackSky Series B Preferred Stock will instead be entitled to elect one member of the BlackSky board of directors; (iii) BlackSky Series B-1 Preferred Stock remain outstanding, the holders of BlackSky Series B-1 Preferred Stock, voting together as a separate class, are entitled to elect one member of the BlackSky board of directors; and (iv) BlackSky Series C Preferred Stock remain outstanding, the holders of BlackSky Series A Preferred Stock, voting together as a separate class, are entitled to elect up to two members of the BlackSky board of directors, subject to certain ownership requirements.

Additionally, the issuance by BlackSky of any shares of BlackSky Class A common stock without consideration or for a consideration per share less than the conversion price applicable to the BlackSky Series C Preferred Stock requires the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of BlackSky Class C Preferred Stock voting together as a separate class.

office at any time, but only for cause, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of New BlackSky Parent entitled to vote in the election of directors, voting together as a single class.

A resolution approved by at least a majority of the New BlackSky Parent board of directors and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of New BlackSky Parent entitled to vote thereon, voting together as a single class, is required for the amendment, repeal or modification of certain provisions of the New BlackSky Parent charter pertaining to the issuance of additional shares or series of Preferred Stock, the composition of the New BlackSky Parent board of directors, the removal and replacement of directors, cumulative voting, action by written consent, special meetings of New BlackSky Parent capital stock, the nomination of directors of New BlackSky Parent or the amendment, repeal or modification of the New BlackSky Parent charter.

The affirmative vote of at least 66 2/3% of the voting power of the then outstanding voting securities of New BlackSky Parent entitled to vote thereon, voting together as a single class, is required for the amendment, repeal or modification of certain provisions of the New BlackSky Parent bylaws pertaining to meetings of the holders of New BlackSky Parent’s capital stock; the powers, numbers, resignation, replacement and removal of directors of New BlackSky Parent; indemnification of directors and officers; and amendments, repeal or modifications of the New BlackSky Parent bylaws.

Anti-Takeover Provisions and other Stockholder Protections

Section 203 of the DGCL generally prohibits a Delaware corporation with a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders of record from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of BlackSky voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions, including obtaining a supermajority stockholder vote approving such business combination.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of New BlackSky Parent’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions, including obtaining a supermajority stockholder vote approving such business combination.

The New BlackSky Parent’s charter does not contain an election to be exempt from the requirements of

BlackSky	New BlackSky Parent

The BlackSky charter does not contain an election to be exempt from the requirements of Section 203 of the DGCL, but it does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders of record, and BlackSky is therefore not currently governed by the terms of this provision of the DGCL.

Section 203 of the DGCL, and New BlackSky Parent will therefore be governed by the terms of this provision of the DGCL.

Stockholder Rights Plan

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

BlackSky is currently party to the BlackSky IRA, the BlackSky VRA and a right of first refusal and co-sale agreement with certain holders of BlackSky capital stock. While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

New BlackSky Parent does not have a stockholder rights plan currently in effect, but under the DGCL and New BlackSky Parent’s charter, New BlackSky Parent’s board of directors could adopt such a plan without stockholder approval.

Preemptive Rights

There are no preemptive rights relating to shares of BlackSky common stock.	There are no preemptive rights relating to shares of New BlackSky Parent Class A common stock.

Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors not to act for the purpose of self-dealing, and the duty of care requires directors in managing BlackSky’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, and no other facts exist to call for a heightened standard of review, their decisions generally are presumed to be valid under the business judgment rule.	Under Delaware law, the standards of conduct for directors have developed through Delaware case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors not to act for the purpose of self-dealing, and the duty of care requires directors in managing New BlackSky Parent’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, and no other facts exist to call for a heightened standard of review, their decisions generally are presumed to be valid under the business judgment rule.

BlackSky’s board of directors may exercise all such powers of BlackSky and do all such lawful acts and things as are not by statute or the BlackSky charter or BlackSky bylaws directed or required to be exercised or done solely by the stockholders.	New BlackSky Parent’s board of directors may exercise all such authority and powers of New BlackSky Parent and do all such lawful acts and things as are not by statute or the New BlackSky Parent’s charter directed or required to be exercised or done solely by the stockholders.

BlackSky	New BlackSky Parent

Inspection of Books and Records; Stockholder Lists

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof and in form required by Section 220 of the DGCL, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from BlackSky’s stock ledger, a list of its stockholders and its other books and records. Additionally, stockholders who are party to the BlackSky IRA are entitled to enhanced inspection and information rights, including, but not limited to, the right to visit and inspect BlackSky’s properties and discuss BlackSky’s affairs, finances and accounts with its officers during normal business hours, and the right to receive, for so long as such stockholder is not deemed a “competitor” of BlackSky by the board of directors, periodic copies of the financial statements, business plan and related materials of BlackSky.	Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof and in form required by Section 220 of the DGCL, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New BlackSky Parent’s stock ledger, a list of its stockholders and its other books and records.

Voting List. BlackSky will prepare and make available, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.	Voting List. New BlackSky Parent will prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of New BlackSky Parent. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Choice of Forum

The BlackSky charter and bylaws do not designate any particular forum as the exclusive forum for any claim or action.	The New BlackSky Parent’s charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action brought by a stockholder on behalf of New BlackSky Parent, (ii) any claim of breach of a fiduciary duty owed by any of New BlackSky Parent’s current or former directors, officers, stockholders, employees or agents,

BlackSky	New BlackSky Parent

(iii) any claim against New BlackSky Parent or any of its current or former directors, officers, stockholders, employees or agents arising under its charter, bylaws or the DGCL or (iv) any claim against New BlackSky Parent governed by the internal affairs doctrine.

The New BlackSky Parent’s charter provides that, unless New BlackSky Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of New BlackSky Parent’s securities, asserting a cause of action arising under the Securities Act.

DESCRIPTION OF NEW BLACKSKY CAPITAL STOCK

The following summary of the material terms of New BlackSky Parent’s securities following the merger is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the proposed amended and restated certificate of incorporation and the proposed amended and restated bylaws in their entirety for a complete description of the rights and preferences of New BlackSky Parent’s securities following the business combination. The full text of the proposed amended and restated certificate of incorporation is attached as Annex B to this proxy statement/consent solicitation statement/prospectus. The full text of the proposed amended and restated bylaws is attached as Annex C to this proxy statement/consent solicitation statement/prospectus. It is expected that the proposed amended and restated certificate of incorporation and the proposed amended and restated bylaws will be adopted by the New BlackSky Parent board of directors and become effective immediately prior to the closing. The affirmative vote of a majority of the New BlackSky Parent board of directors is required to adopt, amend, alter or repeal the proposed amended and restated bylaws and certain provisions of the amended and restated certificate of incorporation.

For more information about the Amendment Proposals, see “Osprey Proposal—Proposal No. 2 Through No. 6—The Amendment Proposals.”

General

Following the consummation of the merger, the authorized capital stock of New BlackSky Parent will consist of 1,100,000,000 shares, $0.0001 par value per share, of which: 1,000,000,000 shares will be designated as New BlackSky Parent Class A common stock; and 100,000,000 shares will be designated as New BlackSky Parent preferred stock. Following the consummation of the merger, it is expected that New BlackSky Parent will have approximately              shares of New BlackSky Parent Class A common stock issued and outstanding, and zero shares of New BlackSky Parent preferred stock issued and outstanding.

Class A Common Stock

The proposed amended and restated certificate of incorporation authorizes one class of common stock, the New BlackSky Parent Class A common stock.

Dividend Rights

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Delaware common law also imposes a solvency requirement in connection with the payment of dividends.

Subject to preferences that may apply to any shares of New BlackSky Parent preferred stock outstanding at the time, the holders of New BlackSky Parent Class A common stock will be entitled to receive dividends out of funds legally available if the New BlackSky Parent board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the New BlackSky Parent board of directors may determine.

Voting Rights

Holders of New BlackSky Parent Class A common stock will be entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters, including the election and removal of directors, except as otherwise required by law. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. New BlackSky Parent’s amended and restated certificate of incorporation does not authorize cumulative voting and provides that no stockholder will be permitted to cumulate votes at any election of directors.

Right to Receive Liquidation Distributions

If New BlackSky Parent becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to New BlackSky Parent’s stockholders would be distributable ratably among the holders of New BlackSky Parent Class A common stock and any participating series of New BlackSky Parent preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of New BlackSky Parent preferred stock.

Other Matters

All outstanding shares of the New BlackSky Parent Class A common stock will be fully paid and nonassessable. The New BlackSky Parent Class A common stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

The New BlackSky Parent board of directors will be authorized, subject to limitations prescribed by the DGCL, to issue New BlackSky preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the New BlackSky Parent stockholders. The New BlackSky Parent board of directors will be empowered to increase or decrease the number of shares of any series of New BlackSky Parent preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by the New BlackSky Parent stockholders. The New BlackSky Parent board of directors will be able to authorize the issuance of New BlackSky Parent preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the New BlackSky Parent Class A common stock. The issuance of New BlackSky Parent preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of New BlackSky Parent and might adversely affect the market price of New BlackSky Parent Class A common stock and the voting and other rights of the holders of the New BlackSky Parent Class A common stock. There are currently no plans to issue any shares of New BlackSky Parent preferred stock.

Anti-Takeover Provisions

Certain provisions of Delaware law, the proposed amended and restated certificate of incorporation, and the proposed amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of New BlackSky Parent. They are also designed, in part, to encourage persons seeking to acquire control of New BlackSky Parent to negotiate first with the New BlackSky Parent board of directors.

Section 203 of the DGCL

Osprey is currently governed by the provisions of Section 203 of the DGCL, and New BlackSky Parent will also be governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” (as those terms are defined in Section 203 of the DGCL) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the merger or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the merger was approved by New BlackSky Parent’s board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of New BlackSky Parent’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of New BlackSky Parent.

Classified Board of Directors

The proposed amended and restated certificate of incorporation will provide that the New BlackSky Parent board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of the initial Class I directors shall terminate on the date of the first annual meeting of stockholders following the effectiveness of the proposed amended and restated certificate of incorporation, the term of the initial Class II directors shall terminate on the date of the second annual meeting of stockholders following the effectiveness of the proposed amended and restated certificate of incorporation, and the term of the initial Class III directors shall terminate on the date of the third annual meeting of stockholders following the effectiveness of the proposed amended and restated certificate of incorporation. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

The proposed amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause and only by a vote of no less than 66 2/3% of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors, voting together as a single class.

Board of Directors vacancies

The proposed amended and restated certificate of incorporation and proposed amended and restated bylaws authorize only a majority of the remaining members of the New BlackSky Parent board of directors, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of New BlackSky Parent preferred stock, the number of directors constituting the New BlackSky Parent board of directors will be permitted to be set only by a resolution of the New BlackSky Parent board of directors. These provisions would prevent a stockholder from increasing the size of the New BlackSky

Parent board of directors and then gaining control of the New BlackSky Parent board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the New BlackSky Parent board of directors and will promote continuity of management.

Stockholder action; special meeting of stockholders

The proposed amended and restated certificate of incorporation and proposed amended and restated bylaws will provide that the New BlackSky Parent stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of the New BlackSky Parent capital stock would not be able to amend the proposed amended and restated bylaws, amend the proposed amended and restated certificate of incorporation or remove directors without holding a meeting of New BlackSky Parent stockholders called in accordance with the proposed amended and restated certificate of incorporation and proposed amended and restated bylaws. The proposed amended and restated certificate of incorporation and proposed amended and restated bylaws will further provide that special meetings of New BlackSky Parent stockholders may be called only by a majority of the New BlackSky Parent board of directors, the Chairperson of the New BlackSky Parent board of directors, or the Chief Executive Officer or the President of New BlackSky Parent, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of New BlackSky Parent stockholders to force consideration of a proposal or for stockholders controlling a majority of New BlackSky Parent capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations

The proposed amended and restated certificate of incorporation will provide that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of New BlackSky Parent will be given in the manner and to the extent provided in the bylaws of New BlackSky Parent. The proposed amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The proposed amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude New BlackSky Parent stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New BlackSky Parent.

No cumulative voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The proposed amended and restated certificate of incorporation does not provide for cumulative voting and provides that no stockholder will be permitted to cumulate votes at any election of directors.

Amendment of amended and restated certificate of incorporation provisions

Any amendment of certain provisions in the proposed amended and restated certificate of incorporation will require approval by holders of at least 66 2/3% of the voting power of the then outstanding voting securities of New BlackSky Parent entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to the board composition, board removal rights, cumulative voting rights, and provisions related to stockholder action and advance notice, in each case as summarized above.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New BlackSky Parent board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New BlackSky Parent by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New BlackSky Parent Class A common stock at prices higher than prevailing market prices.

Exclusive Forum

The proposed amended and restated certificate of incorporation will provide that, unless otherwise consented to by New BlackSky Parent in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of New BlackSky Parent; (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of New BlackSky Parent to New BlackSky Parent or New BlackSky Parent’s stockholders; (iii) any action arising pursuant to any provision of the DGCL or the proposed amended and restated certificate of incorporation or the proposed amended and restated bylaws; (iv) any action asserting a claim against New BlackSky Parent or any current or former director, officer, stockholder, employee or agent of New BlackSky Parent governed by the internal affairs doctrine of the State of Delaware, in each such case unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The proposed amended and restated certificate of incorporation will further provide that, unless otherwise consented to by New BlackSky Parent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of New BlackSky Parent’s securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in New BlackSky Parent’s securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against New BlackSky Parent or New BlackSky Parent’s directors and officers.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New BlackSky Parent’s proposed amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time. The effect of these provisions is to eliminate the rights of New BlackSky Parent and its stockholders, through stockholders’ derivative suits on New BlackSky Parent’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

New BlackSky Parent’s proposed amended and restated certificate of incorporation will provide that New BlackSky Parent must indemnify, to the fullest extent permitted by applicable law, any director or officer of New BlackSky Parent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of New BlackSky Parent or is or was serving at the request of New BlackSky Parent as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. New BlackSky Parent will be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was, or is, authorized by the board of directors.

New BlackSky Parent will have the power to indemnify, to the fullest extent permitted by applicable law, any director, officer, employee or agent of New BlackSky Parent who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of New BlackSky Parent or is or was serving at the request of New BlackSky Parent as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

New BlackSky Parent believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers. The limitation of liability and indemnification provisions in New BlackSky Parent’s proposed amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New BlackSky Parent and its stockholders. In addition, your investment may be adversely affected to the extent New BlackSky Parent pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of BlackSky’s or Osprey’s directors, officers or employees for which indemnification is sought.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—New BlackSky

Registration Rights Agreement

At the closing, New BlackSky Parent and the Sponsor will enter into the Registration Rights Agreement with certain affiliates of the Sponsor and certain stockholders of New BlackSky Parent named therein, which will provide for customary “demand” and “piggyback” registration rights for certain stockholders. See “Other Agreements—Registration Rights Agreement”, which disclosure is incorporated herein by reference.

Subscription Agreements

In connection with the execution of the merger agreement, Osprey and the PIPE Investors entered into the Subscription Agreements, pursuant to which the PIPE Investors subscribed for, collectively, 18,000,000 newly-issued shares of Osprey Class A common stock to be issued at the closing of the merger. The obligations to consummate the subscriptions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the merger agreement. See “Other Agreements—Subscription Agreements”, which disclosure is incorporated herein by reference.

Mithril II LP (of which Ajay Royan, a member of BlackSky’s board of directors, is Managing Director) is one of the PIPE Investors and has agreed to purchase 500,000 shares of Osprey Class A common stock in the PIPE Investment for a total purchase price of $5,000,000.

Procedures with Respect to Review and Approval of Related Person Transactions

In connection with the merger, New BlackSky Parent expects to adopt a formal written policy for the review and approval of transactions with related persons. Such policy will require, among other things, that:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by an approving body comprised of the disinterested and independent members of the board of directors of New BlackSky Parent or any committee of the board of directors of New BlackSky Parent, provided that a majority of the members of the board of directors or such committee, respectively, are disinterested; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors of New BlackSky Parent or recommended by the compensation committee to the board of directors of New BlackSky Parent for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the approving body the name of the related person and the basis on which the person is a related person, the related person’s interest in the transaction, the material terms of the related person transaction, including the business purpose of the transaction, the approximate dollar value of the amount involved in the transaction, the approximate dollar value of the amount of the related person’s interest in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the approving body as to whether the related person transaction complies with the terms of New BlackSky’s agreements, including the agreements governing New BlackSky’s material outstanding indebtedness, that limit or restrict New BlackSky’s ability to enter into a related person transaction;

•

management must advise the approving body as to whether the related person transaction will be required to be disclosed in applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such statutes and related rules; and

•	management must advise the approving body as to whether the related person transaction may constitute a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the approving body, in connection with any approval of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” or “non-employee” director, as applicable, under the rules and regulations of the SEC and any exchange on which our securities are listed.

Certain Relationships and Related Person Transactions—BlackSky

Since January 1, 2018, there has not been any transaction, nor is there any proposed transaction, (i) in which BlackSky was or will be a party, (ii) in which the amount involved exceeded or will exceed $120,000 and (iii) in which any director, executive officer, holder of more than 5% of any class of BlackSky’s voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described elsewhere in this proxy statement/consent solicitation statement/prospectus and the transactions described below.

LeoStella Joint Venture

In March 2018, BlackSky formed a 50-50 joint venture, LeoStella LLC (“LeoStella”), with Thales Alenia Space US Investment LLC (“Thales”), the parent company of Seahawk SPV Investment LLC (“Seahawk”), a principal stockholder of BlackSky, pursuant to an amended and restated limited liability company agreement dated March 12, 2018, as amended on October 30, 2018 (the “LeoStella LLC Agreement”). In connection with the formation of LeoStella, BlackSky entered into a contribution agreement, dated March 12, 2018, with LeoStella, pursuant to which BlackSky contributed certain satellite-related intellectual property licenses as identified in the technology license agreement executed contemporaneously therewith, a contract needed to effectuate the SPC (defined below), manufacturing equipment, related books and records, and cash. The value of BlackSky’s contribution to LeoStella totaled approximately $7.0 million. BlackSky also transferred the employment of certain employees to LeoStella and, pursuant to a reciprocal secondment agreement, agreed to assume and pay all liabilities relating to such transferred employees subject to a later right of reimbursement by LeoStella. Thales also contributed cash to LeoStella as part of its contribution consideration. In addition, BlackSky, Thales Alenia Space France, and LeoStella entered into a technology license agreement whereby BlackSky licensed to LeoStella certain satellite technology solely for LeoStella to conduct its business, including licensed technology to produce and sell Gen-2 satellites.

The LeoStella LLC Agreement grants LeoStella certain exclusivity and/or right of first refusal and right of last offer rights with respect to the supply of BlackSky’s satellites and certain related services to us, subject to certain exceptions.

Concurrently with the formation of LeoStella, BlackSky’s subsidiary, BlackSky Global LLC (“BlackSky Global”), entered into a satellite program contract, dated March 7, 2018, as amended on February 20, 2019 and May 27, 2020, with LeoStella (the “SPC”), pursuant to which BlackSky agreed to procure the design, development, manufacture, testing and assembly of at least 20 Gen-2 satellites from LeoStella for a total purchase price of $79.0 million, with an option to purchase up to 40 additional Gen-2 satellites and an option to procure additional support services, ground station support equipment, and/or procurement items as and when needed. The SPC requires significant upfront payments in advance of satellite delivery to provide for LeoStella’s procurement of long- lead parts as well as milestone payments related to the delivery of each satellite. Since its formation, as of March 31, 2021, LeoStella has delivered to BlackSky three Gen-2 satellites and BlackSky has paid LeoStella approximately $63.1 million under the SPC, inclusive of exercised options for additional support services.

In conjunction with the Intelsat Facility (as defined below), BlackSky entered into a side letter agreement with LeoStella and Seahawk, dated October 31, 2019, pursuant to which (a) BlackSky agreed to remit at least $2.0 million a month to LeoStella for the payment of amounts due under the SPC, subject to certain acceleration payments and (b) the parties agreed to reduce BlackSky’s commitment to purchase 20 Gen-2 satellites under the SPC, provided that specified third parties agree to purchase the number of satellites from LeoStella that BlackSky would elect not to purchase. The parties subsequently amended the side letter agreement to modify the payment schedule on July 1, 2020 and February 2, 2021. For the years ended December 31, 2020, 2019, and 2018, BlackSky remitted approximately $8.2 million, $23.3 million, and $26.2 million, respectively, to LeoStella. As of March 31, 2021, BlackSky’s remaining obligation pursuant to the SPC was approximately $15.4 million assuming that BlackSky’s Gen-2 satellite purchase commitment is not further reduced.

In February 2021, BlackSky Global entered into a vendor services agreement (“VSA”) with LeoStella pursuant to which LeoStella will, among other services, manufacture and supply Gen-3 satellites for BlackSky Global. The number of Gen-3 satellites that BlackSky Global is committed to order under the VSA is contingent upon the amount raised in financing. As of March 31, 2021, BlackSky has executed Work Order 1 under the VSA, which provides for design review services in an amount not to exceed $8.3 million and includes certain design work performed by LeoStella in 2020. Finally, in connection with the execution of the VSA, BlackSky Global and LeoStella entered into a technology license agreement pursuant to which BlackSky Global granted LeoStella additional rights to certain aspects of its Gen-3 satellite technology.

Thales Related Operational Agreements

As part of Seahawk’s investment in BlackSky, on March 7, 2018, BlackSky, BlackSky Global, and Telespazio, S.p.A. (“Telespazio”) entered into a joint cooperation and marketing agreement and BlackSky Global and Telespazio entered into a reseller agreement. Telespazio is a joint venture between Leonardo S.p.a., an Italian publicly traded company, and Thales S.A., a French publicly traded company. Pursuant to the reseller agreement, Telespazio was appointed as BlackSky Global’s reseller for specified customers in the European Union for a guaranteed term, which term is automatically extended if Telespazio meets certain sales thresholds, and as a reseller of BlacSky Global products and services worldwide (excluding the People’s Republic of China). To date, we have not generated any revenues in connection with the Telespazio reseller agreement.

In April 2019, BlackSky and its affiliates transferred their then existing intellectual property to a newly formed, wholly owned BlackSky subsidiary—SFI IP Holdco (“IP Holdco”). Contemporaneously therewith, IP Holdco entered into a license agreement with Seahawk granting Seahawk a license to utilize IP Holdco’s intellectual property (the “IP Holdco License”); provided, however, that Seahawk may not exercise its rights under the IP Holdco License unless and until the intellectual property included therein is released from escrow upon the occurrence of a bankruptcy event of IP Holdco or any of its affiliates. In accordance with the IP Holdco License, IP Holdco deposited the required intellectual property under a three-party escrow service agreement with Iron Mountain Intellectual Property Management, Inc. and Seahawk. The IP Holdco License automatically terminates when BlackSky issues and sells shares of its stock in a capital raise grossing proceeds of at least $30 million.

BlackSky is the sole member of IP Holdco. The board of directors of IP Holdco include a director designated by Seahawk, a director designated by BlackSky and an independent director.

In connection with the execution of the VSA, BlackSky Global also entered into a technology license agreement with Seahawk pursuant to which BlackSky Global granted Seahawk additional rights to certain aspects of its Gen-3 satellite technology (“Seahawk Gen-3 License”); provided, however, that, like the IP Holdco License, Seahawk may not exercise its rights under the Seahawk Gen-3 License unless and until the intellectual property included therein is released from escrow upon the occurrence of a bankruptcy event of BlackSky Global and LeoStella. In accordance with the Seahawk Gen-3 License, BlackSky is in the process of depositing the required intellectual property under a to be executed three-party escrow service agreement with Iron Mountain Intellectual Property Management, Inc. and Seahawk. The Seahawk Gen-3 License automatically terminates upon the achievement of certain financing milestones.

Finally, BlackSky Global and Thales Alenia Space France are in the process of entering into an agreement under which BlackSky Global will agree to purchase telescopes for its Gen-3 satellites for a total purchase price of $11.0 million, subject to customary commercial purchase conditions.

Series C Preferred Stock Financing

On March 12, 2018, in connection with the second closing of BlackSky’s Series C preferred stock financing, BlackSky issued and sold an aggregate of 11,252,179 shares of BlackSky Series C preferred stock at $5.3323 per share for an aggregate purchase price of approximately $60.0 million. The table below sets forth the number of shares of BlackSky Series C preferred stock sold to BlackSky’s directors, executive officers and holders of more than 5% of any class of BlackSky’s voting securities in the second closing of its Series C preferred stock financing:

Investor	Affiliated Director(s) or Officer(s)	Shares of BlackSky Series C Preferred Stock	Total Purchase Price
Seahawk SPV Investment LLC	Alan Kessler	9,376,816	$49,999,995.96

Seahawk’s total investment in the BlackSky Series C preferred stock financing, including in connection with the first closing dated October 19, 2017, at a $6.2516 per share purchase price, and adjusted pursuant to the March 9, 2018 forward stock split on a 1:1.172402153 per share basis, was 14,065,224 shares of BlackSky Series C preferred stock for an aggregate purchase price of approximately $75.0 million. On June 25, 2018, BlackSky effectuated another forward stock split of the BlackSky Series C preferred stock on a 1:1.1115 per share basis, which lowered the price of the BlackSky Series C preferred stock to $4.7974 per share. In connection with the closing of the merger, all BlackSky Series C preferred stock shares held by Seahawk are expected to convert into                  shares of Osprey Class A common stock at an anticipated exchange ratio of                  based on the terms of the merger agreement.

SVB Loan and Security Agreement and Omnibus Guaranty Agreement

On June 27, 2018, BlackSky entered into an Amended and Restated Loan and Security Agreement, as amended by a First Amendment, dated August 10, 2018, a Consent and Second Amendment, dated October 30, 2018, a Third Amendment, dated April 5, 2019, a Forbearance Fourth Amendment, dated September 18, 2019, a Fifth Amendment, dated October 30, 2019, a Sixth Amendment, dated March 30, 2020, a Seventh Amendment, dated June 12, 2020, an Eighth Amendment, dated December 24, 2020 and a Ninth Amendment, dated February 1, 2021 (the “SVB Term Loan Agreement”), with Silicon Valley Bank, which provided for a secured revolving loan in an aggregate principal amount of up to $17.0 million and a secured term loan in an aggregate principal amount of up to $17.5 million. The SVB loan facility accrues interest at a floating rate per annum of 2% above the prime rate and is secured by certain pledged accounts of BlackSky and its subsidiaries and certain of BlackSky’s investors and is further guaranteed by the same investors. In connection with the SVB Term Loan Agreement, BlackSky entered into an Omnibus Guaranty Agreement, dated June 27, 2018 (the “Omnibus Guaranty Agreement”), pursuant to which certain existing investors were issued (1) warrants for BlackSky Class A common stock in exchange for the investors’ guarantees of up to $17.0 million of the SVB secured revolving loan; and (2) shares of BlackSky Class B common stock issued to each investor pro rata according to the value of guarantee.

The table below sets forth (i) the number of shares of BlackSky Class A common stock that warrants are exercisable for and (ii) shares of BlackSky Class B common stock received by BlackSky directors, executive officers and holders of more than 5% of any class of BlackSky’s voting securities in connection with the guarantees:

Investor	Affiliated Director(s) or Officer(s)	Warrants to purchase shares of BlackSky Class A Common Stock	Shares of BlackSky Class B Common Stock	Guaranty Amount
Mithril LP	Ajay Royan	20,599,329	27,877,468	$5,028,345.00
Seahawk SPV Investment LLC	Alan Kessler	11,495,939	12,095,939	$2,806,186.00
RRE Ventures VI, LP	Will Porteous	9,554,630	12,010,416	$2,332,308.00
VCVC IV LLC	n/a	9,245,846	13,302,355	$2,256,933.00
Apogee LLC	Shawn Dougherty	4,694,620	6,174,098	$1,180,968.00
Yodabyte Investments, LLC	Mark Spoto	7,794,103	9,918,181	$1,902,559.00

The Seahawk guaranteed amount is held in a BlackSky bank account that is pledged to SVB.

Further, in connection with the SVB Term Loan Agreement, BlackSky issued to Seahawk warrants exercisable for an aggregate of 700,000 shares of BlackSky Class A common stock, which do not automatically convert in connection with the merger. Subject to optional exercise by the holders exercise prior to the closing of the merger, upon completion of the merger, the shares of BlackSky Class A common stock are expected to convert into shares of Osprey Class A common stock at an anticipated exchange ratio of              based on the terms of the merger agreement, and each share of BlackSky Class B common stock will be exchanged for cash at its par value of $0.00001 per share. If these warrants are not exercised before the closing of the merger, they will be assumed by Osprey and converted into warrants exercisable for shares of Osprey Class A common stock, (i) in an amount equal to the product of the number of shares of BlackSky Class A common stock into which each such warrant is exercisable as of immediately prior to the effective time multiplied by the applicable exchange ratio and (ii) with an exercise price per share of Osprey Class A common stock equal to the quotient of the exercise price of such warrant divided by the applicable exchange ratio.

The aggregate principal balance of the SVB term loan of $17.0 million was repaid in full as of October 31, 2019. As of March 31, 2021, approximately $16.1 million was outstanding under the secured revolving loan, which accrues interest at the current prime rate and matures in June 2021. For the years ended December 31, 2020, 2019, and 2018, BlackSky paid $0, $14.0 million, and $1.0 million, respectively, in principal and $0.6 million, $0.9 million, and $0.4 million, respectively, in interest with respect to the SVB Term Loan Agreement.

Series C Omnibus Agreement

On October 30, 2018, BlackSky entered into a Series C Omnibus Agreement with Seahawk and the other parties named therein (the “Series C Omnibus Agreement”) pursuant to which BlackSky redeemed from Seahawk 3,126,694 shares of BlackSky Series C preferred stock in exchange for a convertible promissory note with an initial principal amount of $15.0 million due October 29, 2022 (the “TAS Note”). In addition, pursuant to the Series C Omnibus Agreement, BlackSky issued additional convertible promissory notes with an aggregate initial principal amount of approximately $7.8 million to the other parties named therein (the “Omnibus Notes”, and together with the TAS Note, the “BlackSky Series C Convertible Promissory Notes”). The BlackSky Series C Convertible Promissory Notes accrue payment in kind interest at a rate of 10% per annum. In connection with BlackSky entering into the Intelsat Facility in October 2019, as described below, the BlackSky Series C Convertible Promissory Notes were converted initially into a number of shares of BlackSky Series C preferred stock equal in value to the lower of 36% of the lowest cash price per share paid for the BlackSky Series C preferred stock or 36% of the then-current per share conversion price of the BlackSky Series C preferred stock in effect at the time of such conversion, and the balance was converted into BlackSky Class A common stock at a discount rate of 92.9337%. For each of the years ended December 31, 2019 and 2018, BlackSky paid $0 in principal and $0 in interest on the TAS Note.

Andrews Notes

On November 13, 2018, BlackSky entered into subordinated promissory notes with each of Jason Andrews and Marian Joh, the founders of BlackSky, for an aggregate amount of $12.5 million, in connection with their separation from BlackSky (the “Andrews Notes”). The Andrews Notes accrue interest at 6% per annum, are non-convertible and mature upon a change of control or event of default. In addition, the promissory notes are subject to partial prepayment of $1.25 million upon a qualified financing of $42.5 million (exclusive of amounts raised due to conversion of securities issued in connection with the BlackSky Series C preferred stock financing or under the Omnibus Guaranty Agreement), $21.25 million of which must be invested by new money investors. BlackSky paid $25,000 in interest and $0 in principal for each of the years ended December 31, 2020, 2019, and 2018. As of March 31, 2021, the outstanding principal balance of the Andrews Notes was $12.5 million and accrued interest payable was $1,735,041. On April 27, 2021, with the consent of our senior lenders, BlackSky entered into an agreement with the Founders under which BlackSky paid the Founders $750,000 towards the principal of the Founders Notes on April 28, 2021 and will pay $1.75 million towards the principal of the Andrews Notes upon the closing of Osprey merger.

Convertible Loan and Security Agreement

On October 19, 2017, BlackSky entered into a Loan and Security Agreement, as amended by a First Amendment, dated March 12, 2018, a Second Amendment, dated April 15, 2019, a Third Amendment, dated July 10, 2019, and as further amended in October 30, 2019 (the “TAS CLA”) with Seahawk, for a term loan of up to $50.0 million, maturing October 19, 2021. The term loan accrues interest at a rate equal to 6-month LIBOR plus 7% on a cash basis and 6-month LIBOR plus 8% on a payment in kind basis (mandatory in lieu of cash through January 1, 2020). The term loan is prepayable upon 15 business days’ notice and convertible at the option of Seahawk upon the earlier of a qualified financing, March 31, 2020, or any optional prepayment. In connection with the Third Amendment, additional investors joined the TAS CLA for an additional $14.0 million. In connection with BlackSky entering into the Intelsat Facility in October 2019, the outstanding TAS CLA and accrued interest was converted into BlackSky Series C preferred stock as described below. For each of the years ended December 31, 2019 and 2018, BlackSky paid $0 in principal and $0 in interest on the TAS CLA.

Intelsat Facility

On October 31, 2019, BlackSky entered into a secured loan facility (the “Intelsat Facility”) with Seahawk and Intelsat Jackson Holdings S.A. (“Intelsat”), as lenders, and Intelsat, as agent for the lenders. The Intelsat Facility provides for a secured term loan of up to approximately $68.5 (including approximately $18.5 million of existing principal and accrued interest owed to Seahawk under the TAS CLA which was amended and rolled into the Intelsat Facility) million and an uncommitted incremental secured term loan facility of up to approximately $41.6 million. The allowance for a $25.0 million commercial credit facility with a commercial lender is counted against such incremental capacity, and the SVB Term Loan Agreement counts against this $25.0 million cap. The Intelsat Facility is secured by substantially all of the assets of BlackSky and its subsidiaries. The Intelsat Facility accrues interest at 4% per annum until October 31, 2022 (which interest is paid in kind), 9% per annum from November 1, 2022 to October 31, 2023, and 10% per annum from November 1, 2023 to the maturity date of October 31, 2024. In connection with entering into the Intelsat Facility, BlackSky amended and restated the Series C Omnibus Agreement, as further described below. In addition, warrants to purchase 20,251,504 shares of BlackSky Class A common stock and 18,709,116 shares of BlackSky Class A common stock were issued to Intelsat and Seahawk, respectively. Upon consummation of the merger, the warrants are expected to be assumed by Osprey and convert into warrants (i) to purchase shares of Osprey Class A common stock, in each case in an amount equal to the product of the number of shares of BlackSky Class A common stock into which each such warrant is exercisable as of immediately prior to the effective time multiplied by the applicable exchange ratio and (ii) with an exercise price per share of Osprey Class A common stock equal to the quotient of the exercise price of such warrant divided by the applicable exchange ratio.

As of March 31, 2021, the outstanding principal balance of the Intelsat Facility was $71.2 million and accrued interest was $1.2 million. For the years ended December 31, 2020 and 2019, BlackSky paid $0 in principal, and $0 in interest.

In connection with entering into the Intelsat Facility, BlackSky Holdings, Inc. (which will be a subsidiary of New BlackSky Parent following the merger) entered into a Right of First Offer Agreement with Intelsat (the “Right of First Offer Agreement”). Pursuant to the terms of the Right of First Offer Agreement, prior to commencing or engaging in a sale of BlackSky Holdings, Inc., BlackSky Holdings, Inc. is obligated to provide written notice of any such proposed sale to Intelsat and Intelsat will have the opportunity to provide BlackSky Holdings, Inc. with an offer to purchase BlackSky Holdings, Inc. (an “Intelsat Offer”). Pursuant to the terms of the Right of First Offer Agreement, if BlackSky Holdings, Inc. does not accept an acquisition offer made by Intelsat, BlackSky Holdings, Inc. would be permitted to negotiate and enter into an alternative sale transaction, so long as the total enterprise value for BlackSky Holdings, Inc. and its subsidiaries is greater than 110% of the value implied by any Intelsat Offer. The Right of First Offer Agreement is scheduled to expire on October 31, 2026. This description of the Right of First Offer Agreement is only a summary. You should also refer to a copy of the complete Right of First Offer Agreement, which has been filed with the SEC as an exhibit to this proxy statement/consent solicitation statement/prospectus.

Conversion of BlackSky Series C Convertible Promissory Notes

In connection with the signing of the Intelsat Facility in October 2019, and pursuant to the amended and restated Series C Omnibus Agreement, the BlackSky Series C Convertible Promissory Notes were converted initially into a number of shares of BlackSky Series C preferred stock equal in value to the lower of 36% of the lowest cash price per share paid for the BlackSky Series C preferred stock or 36% of the then-current per share conversion price of the BlackSky Series C preferred stock in effect at the time of such conversion, with the balance to be converted into shares of BlackSky Class A common stock at a discount rate of 92.9337%. In addition, approximately $2.4 million of accrued and unpaid interest converted into shares of BlackSky Series C preferred stock at the then-current per share original issue price of BlackSky Series C preferred stock. The table below sets forth the outstanding BlackSky Series C Convertible Promissory Notes converted for shares of BlackSky Series C preferred stock and BlackSky Class A common stock received by BlackSky’s directors, executive officers and holders of more than 5% of any class of BlackSky’s voting securities in connection with the conversion of the BlackSky Series C Convertible Promissory Notes:

Investor	Affiliated Director(s) or Officer(s)	Outstanding BlackSky Series C Convertible Promissory Notes (inclusive of accrued and unpaid interest)	BlackSky Class A Common Stock	BlackSky Series C Preferred Stock
Seahawk SPV Investment LLC	Alan Kessler	$16,584,000	35,509,347	9,017,018
Mithril LP	Ajay Royan	$2,764,000	5,918,224	1,502,836
VCVC IV LLC	n/a	$2,764,000	5,918,224	1,502,836
RRE Ventures VI, LP	Will Porteous	$1,106,000	2,367,290	601,135
Apogee LLC	Shawn Dougherty	$674,000	1,444,046	366,692
Razor’s Edge affiliated entities	Mark Spoto	$1,105,000	2,367,290	601,135

Upon completion of the merger, the 13,591,652 shares of BlackSky Series C preferred stock owned by the above-named parties are expected to convert into              shares of Osprey Class A common stock at an

anticipated exchange ratio of              shares of BlackSky Series C preferred stock for each share of Osprey common stock, and the 53,524,421 shares of BlackSky Class A common stock owned by the above named parties are expected to convert into              shares of Osprey common stock at an anticipated exchange ratio of              based on the terms of the merger agreement.

Conversion of TAS CLA

In connection with the signing of the Intelsat Facility in October 2019, and pursuant to the amended and restated TAS CLA, the TAS CLA was converted into BlackSky Series C preferred stock at a 64% discount to the lower of (a) the lowest cash price per share paid for the BlackSky Series C preferred stock or (b) the then-current per share conversion price of the BlackSky Series C preferred stock in effect at the time of such conversion. The table below sets forth the outstanding shares of BlackSky Series C preferred stock received upon conversion of the TAS CLA by BlackSky’s directors, executive officers and holders of more than 5% of any class of BlackSky’s voting securities:

Investor	Affiliated Director(s) or Officer(s)	Outstanding TAS CLA (inclusive of accrued and unpaid interest)	BlackSky Series C preferred stock
Seahawk SPV Investment LLC	Alan Kessler	$18,450,831	—
VCVC IV LLC	n/a	$1,798,544	1,041,388
RRE Ventures VI, LP	Will Porteous	$1,680,746	973,181
Apogee LLC	Shawn Dougherty	$461,738	267,354

Upon completion of the merger, the 2,281,923 shares of BlackSky Series C preferred stock owned by the above-named parties are expected to convert into              shares of Osprey common stock at an anticipated exchange ratio of              based on the terms of the merger agreement.

Mithril Series C Warrant Conversion

On June 27, 2020, Mithril LP elected to convert a warrant to purchase 8,337,862 shares of BlackSky Series C preferred stock into a warrant to purchase a commensurate amount of BlackSky Class A common stock. The election was made in accordance with the Series C Omnibus Agreement.

2021 Bridge Notes

On February 2, 2021, BlackSky amended the Omnibus Guaranty Agreement, dated as of June 27, 2018, by and among BlackSky and the persons and entities listed therein (the “2021 Omnibus Amendment”). The 2021 Omnibus Amendment allows BlackSky to incur additional indebtedness in connection with subordinated, unsecured convertible promissory notes (the “2021 Bridge Notes’) issuable between February 2, 2021 and June 30, 2021 up to an aggregate principal amount of $60.0 million (the “2021 Bridge Financing”). In connection with the 2021 Omnibus Amendment, the investors guaranteeing the SVB revolving line of credit further reaffirmed their guarantees and received a one-time issuance of seven shares of BlackSky Class A common stock for every dollar guaranteed.

In February 2021, BlackSky issued the 2021 Bridge Notes. The initial tranche of the 2021 Bridge Notes closed on February 2, 2021, in connection with which all investors, who were existing investors in BlackSky, participating in the initial tranche also received incentive warrants exercisable for shares of BlackSky Class A common stock, in an amount equal to a specified formula. Each investor in the initial tranche also received an additional seven incentive shares of BlackSky Class A common stock for each dollar invested. The aggregate principal amount of the notes issued in the initial tranche was approximately $18.1 million. The second tranche of the 2021 Bridge Notes closed on February 18, 2021, totaled $40.0 million, $10 million of which was invested by an affiliate of Mithril Capital Management (of which Ajay Royan, a member of BlackSky’s board of directors, is Managing Director) and from certain other investors (collectively, the “Second Tranche Bridge Financing Investors”). In addition to their investment in the second tranche of the 2021 Bridge Financing, each of the Second Tranche Bridge Financing Investors or their affiliates also participated in the PIPE Investment. The second tranche of the 2021 Bridge Notes did not receive any incentive warrants or incentive shares.

The 2021 Bridge Notes accrue interest at 5.0% per annum. All 2021 Bridge Notes, whether or not issued in the first or second tranche, are convertible into shares of BlackSky Class A common stock, at a conversion price per share equal to 80% of the product of (i) the number of shares of capital stock of Osprey into which one share of BlackSky Class A common stock will be converted in connection with the closing of the merger, and (ii) $10.00. As of March 31, 2021, the outstanding principal balance of the 2021 Bridge Notes was $58.1 million and we have paid no interest.

The table below sets forth the 2021 Bridge Notes received by BlackSky’s directors, executive officers and holders of more than 5% of any class of BlackSky’s voting securities:

Investor	Affiliated Director(s) or Officer(s)	Tranche	Principal Amount of 2021 Bridge Notes	Warrant Shares	Incentive Shares
Mithril II LP	Ajay Royan	1 and 2	$15,000,000	Product of BlackSky fully diluted capitalization and 3.5%	35,000,000
VCVC IV LLC	n/a	1	$5,000,000	Product of BlackSky fully diluted capitalization and 0.7%	35,000,000
Apogee VII LLC	Shawn Dougherty	1	$1,450,000	Product of BlackSky fully diluted capitalization and (i) 0.14% multiplied by (ii) (A) $1,450,000 divided by (B) $1,000,000	10,150,000
RRE Ventures VI, LP	Will Porteous	1	$800,000	Product of BlackSky fully diluted capitalization and 0.7%	5,600,000

Upon completion of the merger, the principal and interest outstanding under the 2021 Bridge Notes will convert into the right to receive the shares of BlackSky Class A common stock according to the formula set forth above. Each incentive warrant will automatically be exercised in connection with the merger. Upon completion of the merger, these warrants and all incentive shares and 2021 Bridge Note shares of BlackSky Class A common stock are expected to convert into shares of Osprey Class A common stock at an anticipated exchange ratio of              based on the terms of the merger agreement.

Procedures with Respect to Review and Approval of Related Person Transactions

BlackSky’s board of directors has not adopted a formal written policy for the review and approval of transactions with related persons. Presently, BlackSky’s board of directors reviews and approves transactions with related persons as appropriate. In connection with the merger, BlackSky expects to adopt a formal written policy for the review and approval of transactions with related persons.

Certain Relationships and Related Person Transactions—Osprey

See “Osprey’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions”.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of Osprey Securities

Osprey’s units, warrants and Class A common stock are traded on the NYSE under the symbols SFTW.U, SFTW.WS and SFTW, respectively. The following table sets forth, for the periods indicated, the high and low sales prices for SFTW units, warrants and Class A common stock and dividends declared per share of SFTW Class A common stock as reported on the NYSE.

	Osprey							BlackSky common stock
	SFTW.U Units		SFTW.WS Warrants		SFTW Class A Common Stock
	High	Low	High	Low	High	Low	Dividends Declared	Dividends Declared
2021
First Quarter	19.01	10.95	4.89	1.41	17.44	9.86	—	—
2020:							$—	$—
Fourth Quarter	11.51	10.24	1.81	1.00	10.83	9.84	—	—
Third Quarter	10.84	10.26	1.56	0.81	10.35	9.88	—	—
Second Quarter	10.35	9.70	1.2	0.51	10.09	9.5	—	—
First Quarter	10.50	9.40	1.05	0.55	10.34	9.11	—	—

Price Range of BlackSky Securities

Historical market price information regarding BlackSky is not provided because there is no public market for BlackSky common stock or BlackSky preferred stock. See “BlackSky’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

EXPERTS

The financial statements of Osprey Technology Acquisition Corp. as of December 31, 2020 and 2019 appearing in this proxy statement/consent solicitation statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Osprey Technology Acquisition Corp. to continue as a going concern as described in Note 3 to the financial statements), appearing elsewhere in this proxy statement/consent solicitation statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020 of BlackSky Holdings, Inc. included in this proxy statement/consent solicitation statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to (1) conditions that raise substantial doubt about BlackSky Holding Inc.’s ability to continue as a going concern and (2) a change in accounting principle). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of shares of Osprey Class A common stock offered by this proxy statement/consent solicitation statement/prospectus will be passed upon for Osprey by Skadden, Arps, Slate, Meagher & Flom LLP.

OTHER MATTERS

As of the date of this proxy statement/consent solicitation statement/prospectus, the Osprey board of directors does not know of any matters that will be presented for consideration at the Osprey Special Meeting other than as described in this proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the Osprey Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

If the merger is completed, holders of BlackSky’s capital stock who do not vote or give their written consent in favor of the merger and adoption of the merger agreement may, under certain circumstances and by following the procedures outlined under Delaware law, exercise appraisal rights with respect to the merger and obtain payment in cash of the fair value of their shares, as determined under Delaware law, as applicable. The following is a summary of the procedures to be followed under Section 262 of the DGCL, the full text of which is attached as Annex D hereto and is incorporated herein by reference. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares as to which appraisal rights are asserted, unless otherwise expressly noted herein. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before attempting to exercise such rights.

Only a holder of record of shares of BlackSky capital stock who has not consented to the merger or the adoption of the merger agreement or otherwise waived or lost appraisal rights, and who continuously holds shares from the date of making a written demand for appraisal through the effective time of the merger, will be entitled to seek appraisal. The demand for appraisal must be executed by or for the holder of record and must reasonably identify the stockholder seeking appraisal. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record.

A record holder, such as a broker who holds shares of BlackSky capital stock as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares held in the name of such record owner.

If BlackSky stockholders approve the merger agreement by written consent, notice of the approval of the merger and the availability of appraisal rights and a copy of Section 262 of the DGCL must be given to each of BlackSky’s stockholders who is entitled to appraisal rights by BlackSky either before the effective time of the merger, or by BlackSky, as the surviving corporation in the merger, within 10 days following the effective time of the merger. Such notice, if given on or after the effective time of the merger, must also notify BlackSky stockholders of the effective time of the merger. Any BlackSky stockholder entitled to appraisal rights may, within 20 days after the date of giving of such notice, demand in writing from BlackSky the appraisal of his, her or its shares of capital stock. Such demand will be sufficient if it reasonably informs BlackSky of the identity of the stockholder and that the stockholder intends to demand an appraisal of the stockholder’s shares. Failure to make such a demand on or before the expiration of such 20-day period will foreclose a stockholder’s rights to seek appraisal. If the notice of availability of appraisal rights does not notify the stockholders of the effective time of the merger, then either (i) the applicable constituent corporation must send a second notice before the effective time of the merger notifying each stockholder entitled to appraisal rights of the effective time of the merger or (ii) the surviving corporation in the merger must send such second notice to each stockholder entitled to appraisal rights on or within 10 days after the effective time of the merger; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each of those stockholders entitled to appraisal rights and who has demanded appraisal of his, her or its shares in accordance with Section 262(d) of the DGCL.

If a notice of appraisal rights is given to BlackSky stockholders, we currently anticipate that it will provide that a BlackSky stockholder who elects to exercise appraisal rights will be required to mail or deliver the written demand for appraisal to:

BlackSky Holdings, Inc.

13241 Woodland Park Road

Suite 300

Herndon, VA 20171

Attention: Brian Daum, Chief Financial Officer

Email: BDaum@blacksky.com

The withholding of written consent approving the merger will not constitute a demand for appraisal.

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger by delivering to BlackSky a written withdrawal of the demand for appraisal and acceptance of the merger consideration. Thereafter, the written approval of BlackSky will be needed for such a withdrawal. Upon valid withdrawal of a demand for appraisal, a stockholder will be entitled to receive the consideration set forth in the merger agreement in exchange for his, her or its shares of capital stock of BlackSky, without interest. Once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that the foregoing shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger.

Within 120 days after the effective time of the merger, in compliance with Section 262 of the DGCL, BlackSky, or any stockholder who has properly demanded appraisal and otherwise complied with Section 262 of the DGCL and who has not subsequently withdrawn, lost or waived his, her or its appraisal rights, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of stock held by all such stockholders. If, within 120 days after the effective time of the merger, no petition has been filed as provided above, all rights to appraisal will be lost and those shares will be deemed to have been converted at the effective time of the merger into the consideration set forth in the merger agreement, without interest. BlackSky and Osprey are not obligated and do not currently intend to file a petition. Accordingly, any stockholder who wishes to seek appraisal of his, her or its shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed by Section 262 of the DGCL. Any stockholder who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, within 120 days after the effective time of the merger and upon written request to BlackSky, to receive a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be given to such stockholder within 10 days after a written request therefor has been received by BlackSky or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of such stock may, in such person’s own name, file a petition for appraisal or request the statement of shares not voted in favor of the merger agreement described in this paragraph.

Upon the filing of a petition for appraisal with the Delaware Court of Chancery by any such stockholder, service of a copy of such a petition shall be made upon BlackSky. BlackSky shall be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed, a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares and with whom BlackSky has not reached agreements as to the value of their shares. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to BlackSky and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by BlackSky.

After notice is provided to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine the stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to an appraisal of their shares. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Accordingly, stockholders seeking appraisal of their shares should retain their share certificates pending resolution of the appraisal proceedings.

After determining the stockholders entitled to appraisal, the Delaware Court of Chancery will conduct the appraisal proceeding in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of BlackSky capital stock subject to appraisal, taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or in certain circumstances as described below, on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), as described further below. In Weinberger v. UOP, Inc. et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a Company.” The Delaware Supreme Court noted that Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the surviving corporation in the merger or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List filed by the surviving corporation in the merger and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if so required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of BlackSky stock, together with interest, if any, by the surviving corporation in the merger to the stockholders entitled thereto. The Court’s decree may be enforced as other decrees in such Court may be enforced.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at a rate of 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the merger may voluntarily pay to each stockholder entitled to appraisal an amount in cash, pursuant to subsection (h) of Section 262 of the DGCL, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

The costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

BlackSky stockholders who are considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be more than, the same as or less than any merger consideration received under the merger agreement if such stockholders had not sought appraisal of their shares.

Any stockholder who has demanded appraisal rights for shares of BlackSky capital stock in compliance with Section 262 of the DGCL will not, after the effective time of the merger, be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a date prior to the effective time of the merger).

If any stockholder who demands appraisal of shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, the stockholder’s shares will be converted into the right to receive such stockholder’s portion of the merger consideration in accordance with the merger agreement, if any, without interest. A stockholder will fail to perfect, or effectively lose or withdraw, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the completion of the merger.

To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, the latter will control.

BY SIGNING AND RETURNING A WRITTEN CONSENT APPROVING AND ADOPTING THE MERGER AGREEMENT, BLACKSKY STOCKHOLDERS WILL IRREVOCABLY AND UNCONDITIONALLY WAIVE THEIR APPRAISAL RIGHTS.

IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, ALL BLACKSKY STOCKHOLDERS THAT WISH TO EXERCISE APPRAISAL RIGHTS OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW ANNEX D, SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN MAY RESULT IN THE LOSS OF SUCH RIGHTS. THOSE WISHING TO EXERCISE APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH EXERCISING APPRAISAL RIGHTS MAY RESULT IN THE TERMINATION OR WAIVER OF THOSE RIGHTS.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

OSPREY TECHNOLOGY ACQUISITION CORP.

Unaudited Financial Statements for the Quarter

Ended March 31, 2021

OSPREY TECHNOLOGY ACQUISITION CORP.

Financial Statements

(as restated)

OSPREY TECHNOLOGY ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash	$171,208	$399,516
Prepaid expenses	64,167	90,424
Prepaid income taxes	255,364	255,364

Total Current Assets	490,739	745,304
Marketable securities held in Trust Account	318,053,820	318,041,728

TOTAL ASSETS	$318,544,559	$318,787,032

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable and accrued expenses	$4,064,980	$2,157,963
Total Current Liabilities	4,064,980	2,157,963
Warrant liabilities	46,453,375	35,731,875
Deferred underwriting fee payable	11,068,750	11,068,750

Total Liabilities	61,587,105	48,958,588

Commitments (Note 7)
Class A common stock subject to possible redemption, 31,625,000 and 26,315,833 shares at redemption value at March 31, 2021 and December 31, 2020, respectively	318,259,184	264,828,435

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A Common stock, $0.0001 par value; 150,000,000 shares authorized; 0 and 5,309,167 shares issued and outstanding (excluding 31,625,000 and 26,315,833 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	—	530
Class B Common stock, $0.0001 par value; 25,000,000 shares authorized; 7,906,250 shares issued and outstanding at March 31, 2021 and December 31, 2020	791	791
Additional paid-in capital	—	27,475,941
Accumulated deficit	(61,302,521)	(22,477,253)

Total Stockholders’ (Deficit) Equity	(61,301,730)	5,000,009

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$318,544,559	$318,787,032

The accompanying notes are an integral part of the unaudited condensed financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
	2021	2020
Operating and formation costs	$2,201,632	$258,326

Loss from operations	(2,201,632)	(258,326)
Other income (expense):
Change in fair value of warrant liability	(10,721,500)	5,393,500
Interest earned on marketable securities held in Trust Account	47,155	1,207,866
Unrealized gain on marketable securities held in Trust Account	4,987	378,250

Other (expense) income, net	(10,669,358)	6,979,616

(Loss) Income before provision for income taxes	(12,870,990)	6,721,290
Provision for income taxes	—	(278,836)

Net (loss) income	$(12,870,990)	$6,442,454

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	28,793,444	27,965,424

Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.00	$0.04

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	10,737,806	11,565,826

Basic and diluted net loss per share, Non-redeemable common stock	$(1.20)	$0.46

The accompanying notes are an integral part of the unaudited condensed financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	5,309,167	$530	7,906,250	$791	$27,475,941	$(22,477,253)	$5,000,009
Change in value of common stock subject to possible redemption	(5,309,167)	(530)	—	—	(27,475,941)	(25,954,278)	(53,430,749)
Net loss	—	—	—	—	—	(12,870,990)	(12,870,990)

Balance – March 31, 2021	—	$—	7,906,250	$791	$—	$(61,302,521)	$(61,301,730)

THREE MONTHS ENDED MARCH 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	3,659,576	$365	7,906,250	$791	$12,210,705	$(7,211,857)	$5,000,004
Change in value of common stock subject to possible redemption	(522,887)	(52)	—	—	(6,442,397)	—	(6,442,449)
Net income			—	—	—	6,442,454	6,442,454

Balance – March 31, 2020	3,136,689	$313	7,906,250	$791	$5,768,308	$(769,403)	$5,000,009

The accompanying notes are an integral part of the unaudited condensed financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(12,870,990)	$6,442,454
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of warrant liability	10,721,500	(5,393,500)
Interest income earned on marketable securities held in Trust Account	(47,155)	(1,207,866)
Unrealized gain on marketable securities held in Trust Account	(4,987)	(378,250)
Deferred income tax provision	—	80,793
Changes in operating assets and liabilities:
Prepaid expenses	26,257	(30,985)
Accounts payable and accrued expenses	1,907,017	(52,712)
Income taxes payable	—	198,043

Net cash used in operating activities	(268,358)	(342,023)

Cash Flows from Investing Activities:
Interest withdrawn for tax payments	40,050	115,392

Net cash provided by investing activities	40,050	115,392

Net Change in Cash	(228,308)	(226,631)
Cash – Beginning	399,516	1,083,611

Cash – Ending	$171,208	856,980

Non-cash investing and financing activities:
Change in value of Class A common stock subject to possible redemption	$53,430,749	$6,442,449

The accompanying notes are an integral part of the unaudited condensed financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

NOTE 1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Osprey Technology Acquisition Corp. (the “Company”) was incorporated in Delaware as a blank check company under the name “Osprey Acquisition Corp. II” on June 15, 2018. The Company changed its name to “Osprey Energy Acquisition Corp. II” on September 27, 2018 and then to “Osprey Technology Acquisition Corp.” on June 17, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company has generated no revenues to date and it does not expect that it will generate operating revenues until it consummates an initial business combination at the earliest. Although the Company may pursue an acquisition opportunity in any business or industry, it intends to focus on opportunities in the technology sector, particularly companies pursuing a Software-as-a-Service (“SaaS”) model.

The Company has one subsidiary, Osprey Technology Merger Sub, Inc., a direct wholly owned subsidiary of the Company incorporated in Delaware on February 16, 2021. (“Merger Sub”) (see Note 7).

As of March 31, 2021, the Company had not commenced operations. All activity through March 31, 2021 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and activities in connection with the proposed acquisition of BlackSky Holdings, Inc., a Delaware corporation (“BlackSky”) (see Note 7).

The registration statements for the Company’s Initial Public Offering were declared effective on October 31, 2019. On November 5, 2019, the Company consummated the Initial Public Offering of 27,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $275,000,000, which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Osprey Sponsor II, LLC (the “Sponsor”), generating gross proceeds of $7,500,000, which is described in Note 5.

Following the closing of the Initial Public Offering on November 5, 2019, an amount of $275,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On November 11, 2019, the underwriters notified the Company of their intention to exercise their over-allotment option in full on November 13, 2019. As such, on November 13, 2019, the Company consummated the sale of an additional 4,125,000 Units, at $10.00 per Unit, and the sale of an additional 825,000 Private Placement Warrants, at $1.00 per Private Placement Warrant, generating total gross proceeds of $42,075,000. A total of $41,250,000 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds deposited in the Trust Account to $316,250,000.

Transaction costs for the Initial Public Offering amounted to $18,047,876 consisting of $6,325,000 of underwriting fees, $11,068,750 of deferred underwriting fees and $654,126 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding the deferred underwriting fees and taxes payable on income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation (a) that would modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until November 5, 2021 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s officers, directors or any of their affiliates acquires Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, Mr. Jonathan Cohen, the Company’s Co-Chairman, has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Jonathan Cohen will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Mr. Jonathan Cohen will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2—GOING CONCERN

As of March 31, 2021, the Company had $171,208 in its operating bank accounts, $318,053,820 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its Public Shares in connection therewith and a working capital deficit of $3,779,605, which excludes franchise taxes payable of $50,000 and prepaid income taxes of $255,364. As of March 31, 2021, approximately $1,804,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations, if any.

Until the consummation of a Business Combination, the Company use the funds not held in the Trust Account for identifying and evaluating target businesses, performing due diligence on prospective target businesses, traveling to and from the offices, plants or similar location of prospective target businesses or their representatives or owners, reviewing corporate documents and material agreements of prospective target businesses and structuring, negotiating and completing a Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, an affiliate of the Sponsor, or its officers or directors. The Company’s officers, directors and Sponsor, or their affiliates, may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through November 5, 2021, which is the date the Company is required to cease all operations except for the purpose of winding up if it has not completed a Business Combination. These condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 as filed with the SEC on May 12, 2021, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2020 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company, and that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At March 31, 2021 and December 31, 2020, the assets held in the Trust Account were substantially held in U.S. Treasury Bills.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting

Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. As of March 31, 2021 and December 31, 2020, both the Public Warrants and Private Placement Warrants were accounted for as liabilities (see Note 8).”

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in-capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the warrants issued in connection with its Initial Public Offering in accordance with the guidance contained in ASC 815-40-15-7D, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the warrants initially was estimated using a Binomial Lattice Model (see Note 9).

Class A common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Shares Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit. The value of the redeemable common stock is adjusted for amounts that are due to be repaid to the Trust Account for prepaid taxes, net of amounts that may withdrawn for the payment of the Company’s taxes.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position and capitalization of all costs, the CARES Act did not have an impact on the financial statements.

Net Income (Loss) Per Common Share

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture.

The Company’s statement of operations includes a presentation of income (loss) per share for common stock subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of shares of common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of share of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per share (in dollars, except per share amounts):

	Three Months Ended March 31,
	2021	2020
Class A Common stock subject to possible redemption
Numerator: Earnings allocable to Class A common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$37,333	$1,088,046
Unrealized gain on marketable securities held in Trust Account	3,948	340,728
Less: interest available to be withdrawn for payment of taxes	(39,585)	(296,216)

Net income attributable to Class A common stock subject to possible redemption	$1,696	$1,132,558

Denominator: Weighted Average Class A Common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	28,793,444	28,488,312

Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.00	$0.04

Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net (Loss) Income	$(12,870,990)	$6,442,454
Less: Net income allocable to Class A Common stock subject to possible redemption	(1,696)	(1,132,558)

Non-Redeemable Net (Loss) Income	$(12,872,686)	$5,309,896

Denominator: Weighted Average Non-Redeemable Common Stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	10,737,806	11,565,826

Basic and diluted net (loss) income per share, Non-redeemable common stock	$(1.20)	$0.46

(1)

The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 24,137,500 shares in the calculation of diluted income (loss) per share, since the inclusion of such warrants would be anti-dilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 4—INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 31,625,000 Units, which includes the full exercise by the underwriters of their option to purchase an additional 4,125,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a purchase price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 5—PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering and the exercise of underwriters’ over-allotment option, the Sponsor purchased an aggregate of 8,325,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,325,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and all underlying securities will expire worthless.

NOTE 6—RELATED PARTY TRANSACTIONS

Founder Shares

In June 2018, the Sponsor purchased 125,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. In September 2018, the Company effectuated a 69-for-1 forward stock split of its Class B common stock, resulting in an aggregate of 8,625,000 Founder Shares outstanding, of which an aggregate of up to 1,125,000 shares were subject to forfeiture to the extent the underwriters’ over-allotment option was not exercised in full or in part. As adjusted for the 1.1 for 1 stock dividend in October 2019 (see below), such amounts totaled 9,487,500 Founder Shares outstanding, of which 1,237,500 shares were subject to forfeiture. In April 2019, the Sponsor contributed back to the Company, for no consideration, 1,581,250 Founder Shares (as adjusted for the 1.1 for 1 stock dividend in October 2019), resulting in an aggregate of 7,187,500 Founder Shares outstanding, of which an aggregate of up to 937,500 shares were subject to forfeiture. In October 2019, the Company effected a 1.1 for 1 stock dividend for each share of Class B common stock outstanding, resulting in an aggregate of 7,906,250 Founder Shares outstanding, of which an aggregate of up to 1,031,250 shares were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments as described in Note 8. In connection with the underwriters’ exercise of the over-allotment option in full, 1,031,250 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (i) one year after the completion of a Business Combination or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lock-up.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on November 5, 2019, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For each of the three months ended March 31, 2021 and 2020, the Company incurred $30,000 in fees for these services, respectively, $10,000 of which is included in accounts payable and accrued expenses in the accompanying balance sheet for the three months ended March 31, 2021.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a

Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

NOTE 7—COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on October 31, 2019, the Sponsor and holders of warrants issued upon conversion of Working Capital Loans, if any, will have registration rights to require the Company to register a sale of any of its securities held by them (in the case of the Founder Shares, only after conversion to Class A common stock). These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 4,125,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less the underwriting discounts and commissions. On November 13, 2019, the underwriters exercised their over-allotment option in full for an additional 4,125,000 Units.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $6,325,000 in the aggregate. The underwriters are entitled to a deferred fee of $0.35 per Unit, or $11,068,750 in the aggregate. The deferred fee will be forfeited by the underwriters solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement.

Merger Agreement

On February 17, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub and BlackSky, which provides for, among other things, the merger of Merger Sub with and into BlackSky, with BlackSky continuing as the surviving entity (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”). The Transactions set forth in the Merger Agreement, including the Merger, will constitute a “Business Combination”.

Pursuant to the Merger Agreement, the aggregate merger consideration payable to equity holders of BlackSky at closing (the “Total Consideration”) will be paid in a number of shares of newly-issued Class A common stock of the Company, valued at $10.00 per share (the “Company Common Stock”), calculated by dividing (x) $925,000,000, plus (a) the aggregate exercise prices that would be paid to BlackSky if all stock options and all warrants outstanding as of immediately prior to the closing were exercised in full, minus (b) any unfunded amount under BlackSky’s bridge loan, minus (c) the total consideration payable to shares of BlackSky’s Class B common stock, which is equal to the product of (i) the total number of shares of BlackSky’s Class B common stock, par value $0.00001 per share, issued and outstanding as of immediately prior to the effective time of the Merger and (ii) an amount in cash equal to $0.00001 by (y) $10.00.

Effective as of the effective time of the Merger and by virtue of the Merger, each option to purchase shares of BlackSky Class A Common Stock (each, a “BlackSky Stock Option”) that is outstanding and unexercised as of immediately prior to the effective time of the Merger will be converted into an option to acquire a number of shares of Company Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of BlackSky Common Stock subject to the applicable BlackSky Stock Option by (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option (each an “Assumed Company Stock Option”). For purposes of the Merger Agreement, the Class A Common Exchange Ratio equals the quotient of (A) the residual Total Consideration after taking into account the preferred series preference amounts, divided by $10.00, divided by (B) the number of participating shares of BlackSky Common Stock on a fully diluted basis. The exercise price per share of each Assumed Company Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

The Transaction will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.

PIPE Investment Subscription Agreements

On February 17, 2021, concurrently with the execution of the BlackSky merger agreement, Osprey entered into Subscription Agreements (collectively, the “Subscription Agreements”) with certain third-party investors (the “PIPE Investors”) and certain inside investors (the “Inside PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors and Inside PIPE Investors have collectively subscribed for an aggregate of 18,000,000 shares of Osprey Common Stock for $10.00 per share, for an aggregate purchase price equal to $180,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the closing of the transactions contemplated by the BlackSky merger agreement, subject to the terms and conditions contemplated by the Subscription Agreements. The proceeds from the PIPE Investment are expected to be used to pay down certain indebtedness of BlackSky Holdings at the closing of the Merger and for general working capital purposes following the closing.

The Subscription Agreements entered into by the PIPE Investors provide for certain registration rights for the PIPE Investors. In particular, in the case of the PIPE Investors, Osprey is required to, no later than 45 calendar days following the closing date of the Business Combination, submit to or file with the SEC a registration statement registering the resale of such shares. Also in the case of the PIPE Investors, Osprey is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the 90th calendar day following the filing date thereof if the SEC notifies Osprey that it will “review” the registration statement and (b) the 10th business day after the date Osprey is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Osprey must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (iii) two years from the date of effectiveness of the registration statement. Pursuant to the terms of the BlackSky merger agreement and the Subscription Agreements entered into by the Inside PIPE Investors, the Inside PIPE Investors will enter into the Registration Rights Agreement (as defined and described below), which will provide for certain registration rights for the Inside PIPE Investors.

Each Subscription Agreement will terminate upon the earliest to occur of (a) the termination of the BlackSky merger agreement in accordance with its terms, (b) the mutual written agreement of the parties to such Subscription Agreement and BlackSky Holdings, and (c) the Termination Date.

Sponsor Support Agreement

On February 17, 2021, concurrently with the execution of the BlackSky merger agreement the Sponsor, Osprey, BlackSky Holdings, and each of the other persons set forth on the signature pages thereto entered into a Sponsor

Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, among other things, (a) to waive certain anti-dilution rights set forth in Section 4.3(b) of Osprey’s amended and restated certificate of incorporation that may result from the transactions contemplated by the BlackSky merger agreement, (b) not to, directly or indirectly, transfer any of its shares of Class B common stock and warrants of Osprey prior to the effective time of the Merger, (c) to vote in favor of the adoption of the BlackSky merger agreement and the Transactions at a meeting of Osprey’s stockholders to be held to approve the proposed Transactions and other related matters, (d) not to redeem or elect to cause Osprey to redeem any of its shares of Class B common stock or warrants of Osprey in connection with the transactions and (e) with respect to certain shares of Class B common stock (and Class A shares issued upon conversion) until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions), not to transfer such shares until Osprey Common Stock achieves a trading price exceeding certain dollar thresholds set forth in the Sponsor Support Agreement and (e) with respect to certain warrants, not exercise any such warrants unless and until Osprey Common Stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholder Support Agreement

On February 17, 2021, Osprey also announced entry into a Stockholder Support Agreement (the “Stockholder Support Agreement”) by and among Osprey, Merger Sub, BlackSky Holdings and certain stockholders of BlackSky Holdings named therein (collectively the “Key Stockholders”), pursuant to which the Key Stockholders have agreed to, among other things, vote in favor of the BlackSky merger agreement and the transactions contemplated thereby, including agreeing to execute a written consent constituting the requisite BlackSky Holdings stockholder approval within five (5) business days of the Registration Statement becoming effective, unless the Merger is no longer recommended by BlackSky Holdings board of directors in accordance with the BlackSky merger agreement, in which case the Key Stockholders have agreed to vote a number of shares not to exceed 35% of the shares of BlackSky Holdings stock approving the BlackSky merger agreement and the transactions contemplated thereby and are entitled, in their sole discretion, to vote their remaining shares in any manner. The Stockholder Support Agreement will terminate upon the earlier to occur of: (a) the effective time of the Merger, (b) the date of the termination of the BlackSky merger agreement in accordance with its terms, (c) the effective date of a written agreement of Osprey, Merger sub, BlackSky Holdings and the Key Stockholders terminating the Stockholder Support Agreement, and (d) the election of the Key Stockholders, in their sole discretion, to terminate the Stockholder Support Agreement following any amendment, waiver or other modification of any term or provision of the BlackSky merger agreement without the prior written consent with respect thereto of such stockholder that reduces or changes the form of consideration payable to BlackSky Holdings stockholders pursuant to the BlackSky merger agreement.

Registration Rights Agreement

The BlackSky merger agreement contemplates that, at the closing, Osprey, the Sponsor, the Inside PIPE Investors and each of the additional parties named therein will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Osprey will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Osprey Common Stock and other equity securities of Osprey that are held by the parties thereto from time to time.

The foregoing description of the BlackSky merger agreement and the related documents has been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Osprey or its affiliates.

NOTE 8—STOCKHOLDERS’ EQUITY

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2021 and December 31, 2020 there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 150,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 0 and 5,309,167 shares of Class A common stock issued or outstanding, excluding 31,625,000 and 26,315,833 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock—The Company is authorized to issue 25,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 7,906,250 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law. These provisions of the Company’s Amended and Restated Certificate of Incorporation may only be amended if approved by holders of a majority of at least 90% of the Company’s common stock voting in a stockholder meeting.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Private Placement Warrants) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent securities issued, or to be issued, to any seller in a Business Combination, or any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

NOTE 9—WARRANT LIABILITY

The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption;

•

if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share (adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders; and

•	If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In addition, (x) if the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at a newly issued price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the market value (as defined in the warrant agreement) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the newly issued price.

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 10—FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account	1	$318,053,820	$318,041,728

Liabilities:
Warrant Liability – Public Warrants	1	26,723,125	23,244,375
Warrant Liability – Private Placement Warrants	3	19,730,250	12,487,500

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations.

The Private Placement and Public Warrants were initially valued using a Binomial Lattice Model, which is considered to be a Level 3 fair value measurement. The Binomial Lattice Model’s primary unobservable input utilized in determining the fair value of the Public and Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. A Binomial Lattice Model was used in estimating the fair value of the Public Warrants for periods where no observable traded price were available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants. For periods subsequent to the detachment of the warrants from the Units, the closing price of the Public Warrants was used as the fair value as of each relevant date.

The key inputs into the Binomial Lattice Model for the initial measurement of Public Warrants and Private Placement Warrants and subsequent measurement of the Private Place Warrants are as follows:

Input	March 31, 2021	December 31, 2020
Risk-free interest rate	0.88%	0.38%
Market price of public stock	$10.32	$10.47
Dividend Yield	0.00%	0.00%
Implied volatility	23.8%	21.8%
Exercise price	11.50	$11.50

On December 31, 2020, the Private Placement Warrants and Public Warrants were determined to be valued at $1.50 and $1.47 per warrant for aggregate values of $12.5 million and $23.2 million, respectively. On March 31, 2021, the Private Placement Warrants and Public Warrants were determined to be valued at $2.37 and $1.69 per warrant for aggregate values of $19.7 million and $26.7 million, respectively.

The following table presents the changes in the fair value of warrant liabilities:

For the three month-period ended Mach 31, 2021	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2021	$12,487,500	$23,244,375	$35,731,875
Change in valuation inputs or other assumptions	7,242,750	3,478,750	10,721,500

Fair value as of December 31, 2020	$19,730,250	$26,723,125	$46,453,375

For the three month-period ended Mach 31, 2020	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2020	$7,575,750	$14,231,250	$21,807,000
Change in valuation inputs or other assumptions	(1,914,750)	(3,478,750)	(5,393,500)

Fair value as of March 31, 2020	$5,661,000	$10,752,500	$16,413,500

During the three-month periods ended March 31, 2021 and March 31, 2020, respectively, there were no transfers out of Level 3.

NOTE 11—SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Osprey Technology Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Osprey Technology Acquisition Corp. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital deficit as of December 31, 2020 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Management’s plans in regard to these matters are also described in Notes 3 and 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of the 2020 and 2019 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2018.

New York, NY

March 30, 2021, except for the effects of the restatements discussed for warrants in Note 2, for which the date is May 12, 2021.

OSPREY TECHNOLOGY ACQUISITION CORP.

BALANCE SHEETS (As Restated)

	December 31,
	2020	2019
ASSETS
Current Assets
Cash	$399,516	$1,083,611
Prepaid expenses	90,424	202,472
Prepaid income taxes	255,364	—

Total Current Assets	745,304	1,286,083
Deferred tax asset	—	1,361
Marketable securities held in Trust Account	318,041,728	316,958,514

TOTAL ASSETS	$318,787,032	$318,245,958

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$2,157,963	$181,732
Income taxes payable	—	94,636

Total Current Liabilities	2,157,963	276,368
Warrant liabilities	35,731,875	21,807,000
Deferred underwriting fee payable	11,068,750	11,068,750

Total Liabilities	48,958,588	33,152,118

Commitments and Contingencies (Note 8)
Class A common stock subject to possible redemption, 26,315,833 and 27,965,424 shares at redemption value as of December 31, 2020 and 2019, respectively	264,828,435	280,093,836

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 150,000,000 shares authorized; 5,309,167 and 3,659,576 shares issued and outstanding (excluding 26,315,833 and 27,965,424 shares subject to possible redemption) as of December 31, 2020 and 2019, respectively	530	365
Class B common stock, $0.0001 par value; 25,000,000 shares authorized; 7,906,250 shares issued and outstanding as of December 31, 2020 and 2019	791	791
Additional paid-in capital	27,475,941	12,210,705
Accumulated deficit	(22,477,253)	(7,211,857)

Total Stockholders’ Equity	5,000,009	5,000,004

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$318,787,032	$318,245,958

The accompanying notes are an integral part of the financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

STATEMENTS OF OPERATIONS (As Restated)

	Year Ended December 31,
	2020	2019
Operating costs	$3,136,234	$264,346

Loss from operations	(3,136,234)	(264,346)
Other income:
Interest income on marketable securities held in Trust Account	1,793,627	714,993
Change in fair value of warrant liabilities	(13,924,875)	(6,999,875)
Transaction costs	—	(560,698)
Unrealized gain (loss) on marketable securities held in Trust Account	3,447	(6,479)

Other income, net	(12,127,801)	(6,852,059)

Loss before income taxes	(15,264,035)	(7,116,405)
Provision for income taxes	(1,361)	(93,275)

Net loss	$(15,265,396)	$(7,209,680)

Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	27,639,376	28,129,383

Basic and diluted net income per share, Class A common stock subject to possible redemption	0.05	0.02

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	11,891,874	7,814,396

Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(1.39)	$(0.98)

The accompanying notes are an integral part of the financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (As Restated)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2019	—	$—	9,487,500	$949	$24,051	$(2,177)	$22,823
Forfeiture of common stock by Sponsor	—	—	(1,581,250)	(158)	158	—	—
Sale of 31,625,000 Units, net of underwriting discounts and offering expenses	31,625,000	3,162			289,114,035	—	289,117,197
Contribution for payment in excess of fair value of private warrants					3,163,500		3,163,500
Class A common stock subject to possible redemption	(27,965,424)	(2,797)	—	—	(280,091,039)	—	(280,093,836)
Net loss	—	—	—	—	—	(7,209,680)	(7,209,680)

Balance – December 31, 2019	3,659,576	365	7,906,250	791	12,210,705	(7,211,857)	5,000,004
Change in value of Class A common stock subject to possible redemption	1,649,591	165	—	—	15,265,236	—	15,265,401
Net loss	—	—	—	—	—	(15,265,396)	(15,265,396)

Balance – December 31, 2020	5,309,167	$530	7,906,250	$791	$27,475,941	$(22,477,253)	$5,000,009

The accompanying notes are an integral part of the financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

STATEMENTS OF CASH FLOWS (As Restated)

	Year Ended December 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(15,265,396)	$(7,209,680)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,793,627)	(714,993)
Change in fair value of warrant liabilities	13,924,875	6,999,875
Transaction costs		560,698
Unrealized (gain) loss on marketable securities held in Trust Account	(3,447)	6,479
Deferred income tax provision (benefit)	1,361	(1,361)
Changes in operating assets and liabilities:
Prepaid expenses	112,048	(202,472)
Prepaid income taxes	(255,364)	—
Accounts payable and accrued expenses	1,976,231	180,244
Income taxes payable	(94,636)	94,636

Net cash used in operating activities	(1,397,955)	(286,574)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(316,250,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	713,860	—

Net cash provided by (used in) investing activities	713,860	(316,250,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	309,925,000
Proceeds from sale of Private Placement Warrants	—	8,325,000
Proceeds from promissory notes – related party	—	124,992
Repayment of promissory notes – related party	—	(224,992)
Payment of offering costs	—	(571,876)

Net cash provided by financing activities	—	317,578,124

Net Change in Cash	(684,095)	1,041,550
Cash – Beginning	1,083,611	42,061

Cash – Ending	$399,516	$1,083,611

Supplemental cash flow information:
Cash paid for income taxes	$350,000	$—

Non-cash investing and financing activities:
Initial classification of Class A common stock subject to redemption	$—	$286,727,625

Change in value of Class A common stock subject to possible redemption	$(15,265,401)	$(6,633,789)

Initial classification of warrant liabilities	—	$(14,807,125)

Deferred underwriting fee payable	$—	$11,068,750

The accompanying notes are an integral part of the financial statements.

OSPREY TECHNOLOGY ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Osprey Technology Acquisition Corp. (the “Company”) was incorporated in Delaware as a blank check company under the name “Osprey Acquisition Corp. II” on June 15, 2018. The Company changed its name to “Osprey Energy Acquisition Corp. II” on September 27, 2018 and then to “Osprey Technology Acquisition Corp.” on June 17, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company has generated no revenues to date and it does not expect that it will generate operating revenues until it consummates an initial business combination at the earliest. Although the Company may pursue an acquisition opportunity in any business or industry, it intends to focus on opportunities in the technology sector, particularly companies pursuing a Software-as-a-Service (“SaaS”) model.

The Company has one subsidiary, Osprey Technology Merger Sub, Inc., a direct wholly owned subsidiary of the Company incorporated in Delaware on February 16, 2021. (“Merger Sub”) (see Note 13).

As of December 31, 2020, the Company had not commenced operations. All activity through December 31, 2020 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below which is described below, identifying a target company for a Business Combination, activities in connection with the proposed acquisition of BlackSky Holdings, Inc., a Delaware corporation (“BlackSky”) (see Note 13).

The registration statements for the Company’s Initial Public Offering were declared effective on October 31, 2019. On November 5, 2019, the Company consummated the Initial Public Offering of 27,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $275,000,000, which is described in Note 5.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Osprey Sponsor II, LLC (the “Sponsor”), generating gross proceeds of $7,500,000, which is described in Note 6.

Following the closing of the Initial Public Offering on November 5, 2019, an amount of $275,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On November 11, 2019, the underwriters notified the Company of their intention to exercise their over-allotment option in full on November 13, 2019. As such, on November 13, 2019, the Company consummated the sale of an additional 4,125,000 Units, at $10.00 per Unit, and the sale of an additional 825,000 Private Placement Warrants, at $1.00 per Private Placement Warrant, generating total gross proceeds of $42,075,000. A total of $41,250,000 of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds deposited in the Trust Account to $316,250,000.

Transaction costs for the Initial Public Offering amounted to $18,047,876 consisting of $6,325,000 of underwriting fees, $11,068,750 of deferred underwriting fees and $654,126 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding the deferred underwriting fees and taxes payable on income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined below in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation (a) that would modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (b) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until November 5, 2021 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s officers, directors or any of their affiliates acquires Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 8) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, Mr. Jonathan Cohen, the Company’s Co-Chairman, has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a definitive agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Jonathan Cohen will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Mr. Jonathan Cohen will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).

In connection with the audit of the Company’s financial statements for the year ended December 31, 2020, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, the Company should have classified the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period (See Notes 4, 6, 9, 10 and 12).

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses or cash.

	As Previously Reported	Adjustments	As Restated
Balance sheet as of November 5, 2019 (audited)
Total Liabilities	$9,625,000	$13,037,500	$22,662,500
Warrant Liabilities	—	13,037,500	13,037,500
Class A Common Stock Subject to Possible Redemption	261,728,500	(13,037,500)	248,691,000
Class A Common Stock	133	130	263
Additional Paid-in Capital	5,016,450	491,371	5,507,821
Accumulated Deficit	(17,365)	(491,501)	(508,866)
Total Stockholders’ Equity	5,000,009	—	5,000,009

Number of Class A common stock subject to redemption	26,172,850	(1,303,750)	24,869,100

	As Previously Reported	Adjustments	As Restated

Balance sheet as of December 31, 2019 (audited)
Total Liabilities	$11,345,118	$21,807,000	$33,152,118
Warrant Liabilities	—	21,807,000	21,807,000
Class A Common Stock Subject to Possible Redemption	301,900,836	(21,807,000)	280,093,836
Class A Common Stock	148	217	365
Additional Paid-in Capital	4,650,349	7,560,356	12,210,705
(Accumulated Deficit) Retained Earnings	348,716	(7,560,573)	(7,211,857)
Total Stockholders’ Equity	5,000,004	—	5,000,004

Number of Class A common stock subject to redemption	30,142,702	(2,177,278)	27,965,424

Balance sheet as of March 31, 2020 (unaudited)
Total Liabilities	$11,569,881	$16,413,500	$27,983,381
Warrant Liabilities	—	16,413,500	16,413,500
Class A Common Stock Subject to Possible Redemption	302,949,785	(16,413,500)	286,536,285
Class A Common Stock	150	163	313
Additional Paid-in Capital	3,601,398	2,166,910	5,768,308
(Accumulated Deficit) Retained Earnings	1,397,670	(2,167,073)	(769,403)
Total Stockholders’ Equity	5,000,009	—	5,000,009

Number of Class A common stock subject to redemption	30,120,192	(1,631,880)	28,488,312

Balance sheet as of June 30, 2020 (unaudited)
Total Liabilities	$11,436,321	$25,427,625	$36,863,946
Warrant Liabilities	—	25,427,625	25,427,625
Class A Common Stock Subject to Possible Redemption	302,835,347	(25,427,625)	277,407,722
Class A Common Stock	150	253	403
Additional Paid-in Capital	3,715,836	11,180,945	14,896,781
(Accumulated Deficit) Retained Earnings	1,283,227	(11,181,198)	(9,897,971)
Total Stockholders’ Equity	5,000,004	—	5,000,004

Number of Class A common stock subject to redemption	30,119,559	(2,528,994)	27,590,565

Balance sheet as of September 30, 2020 (unaudited)
Total Liabilities	$12,941,784	$34,042,250	$46,984,034
Warrant Liabilities	—	34,042,250	34,042,250
Class A Common Stock Subject to Possible Redemption	300,966,968	(34,042,250)	266,924,718
Class A Common Stock	171	338	509
Additional Paid-in Capital	5,584,194	19,795,485	25,379,679
Accumulated Deficit	(585,146)	(19,795,823)	(20,380,969)
Total Stockholders’ Equity	5,000,010	—	5,000,010

Number of Class A common stock subject to redemption	29,908,965	(3,382,991)	26,525,974

Balance sheet as of December 31, 2020 (audited)
Total Liabilities	$13,226,713	$35,731,875	$48,958,588
Warrant Liabilities	—	35,731,875	35,731,875
Class A Common Stock Subject to Possible Redemption	300,560,310	(35,731,875)	264,828,435
Class A Common Stock	175	355	530
Additional Paid-in Capital	5,990,848	21,485,093	27,475,941
Accumulated Deficit	(991,805)	(21,485,448)	(22,477,253)
Total Stockholders’ Equity	5,000,009	—	5,000,009

Number of Class A common stock subject to redemption	29,866,487	(3,550,654)	26,315,833

	As Previously Reported	Adjustments	As Restated
Statement of Operations for Year ended December 31, 2019 (audited)
Net income (loss)	$350,893	$(7,560,573)	$(7,209,680)
Transaction Costs	—	(560,698)	(560,698)
Change in fair value of warrant liabilities	—	(6,999,875)	(6,999,875)
Weighted average shares outstanding of Class A redeemable common stock	29,584,814	(1,455,432)	28,129,383
Basic and diluted net income per share, Class A redeemable common stock	0.02	—	0.02
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	7,591,097	223,299	7,814,396
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.02)	(0.96)	(0.98)

Statement of Operations for Three months ended March 31, 2020 (unaudited)
Net loss	$1,048,954	$5,393,500	$6,442,454
Change in fair value of warrant liabilities	—	5,393,500	5,393,500
Weighted average shares outstanding of Class A redeemable common stock	30,120,192	(2,177,278)	27,965,424
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,388,548	2,177,278	11,565,826
Basic and diluted net income (loss) per share, Class A and Class B non-redeemable common stock	(0.02)	0.48	0.46

Statement of Operations for Three months ended June 30, 2020 (unaudited)
Net loss	$(114,443)	$(9,014,125)	$(9,128,568)
Change in fair value of warrant liabilities	—	(9,014,125)	(9,014,125)

Weighted average shares outstanding of Class A redeemable common stock	30,119,559	(1,631,880)	28,488,312
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,411,058	1,631,880	11,042,938
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.02)	(0.81)	(0.83)

Statement of Operations for Six months ended June 30, 2020 (unaudited)
Net loss	$934,511	$(3,620,625)	$(2,686,114)
Change in fair value of warrant liabilities	—	(3,620,625)	(3,620,625)
Weighted average shares outstanding of Class A redeemable common stock	30,131,447	(1,904,579)	28,226,868
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,399,803	1,904,579	11,304,382
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.03)	(0.31)	(0.34)

Statement of Operations for Three months ended September 30, 2020 (unaudited)
Net loss	$(1,868,373)	$(8,614,625)	$(10,482,998)
Change in fair value of warrant liabilities	—	(8,614,625)	(8,614,625)
Weighted average shares outstanding of Class A redeemable common stock	29,908,965	(2,528,994)	27,590,565

	As Previously Reported	Adjustments	As Restated
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,411,691	2,528,994	11,940,685
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.21)	(0.67)	(0.88)

Statement of Operations for Nine months ended September 30, 2020 (unaudited)
Net loss	$(933,862)	$(12,235,250)	$(13,169,112)
Change in fair value of warrant liabilities	—	(12,235,250)	(12,235,250)
Weighted average shares outstanding of Class A redeemable common stock	30,127,455	(2,114,237)	28,013,219
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,403,795	2,114,237	11,518,031
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.25)	(1.00)	(1.25)

Statement of Operations for Year ended December 31, 2020 (audited)
Net loss	$(1,340,521)	$(13,924,875)	$(15,265,396)
Change in fair value of warrant liabilities	—	(13,924,875)	(13,924,875)
Weighted average shares outstanding of Class A redeemable common stock	22,578,037	5,061,339	27,639,376
Basic and diluted net income per share, Class A redeemable common stock	0.06	(0.01)	0.05
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	9,458,716	2,433,158	11,891,874
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.29)	(1.10)	(1.39)

Statements of Cash Flows for Year ended December 31, 2019 (audited)
Net loss	$350,893	$(7,560,573)	$(7,209,680)
Transaction costs allocable to warrant liabilities	—	560,698	560,698
Change in fair value of warrant liabilities	—	6,999,875	6,999,875

Statements of Cash Flows for Period ended March 31, 2020 (audited)
Net loss	$1,048,954	$5,393,500	$6,442,454
Change in fair value of warrant liabilities	—	(5,393,500)	(5,393,500)

Statements of Cash Flows for six months ended June 30, 2020 (audited)
Net loss	$934,511	$(3,620,625)	$(2,686,114)
Change in fair value of warrant liabilities	—	3,620,625	3,620,625
Statements of Cash Flows for nine months ended September 30, 2020 (audited)
Net loss	$(933,862)	$(12,235,250)	$(13,169,112)
Change in fair value of warrant liabilities	—	12,235,250	12,235,250
Statements of Cash Flows for Year ended December 31, 2020 (audited)
Net loss	$(1,340,521)	$(13,924,875)	$(15,265,396)
Change in fair value of warrant liabilities	—	13,924,875	13,924,875

NOTE 3—LIQUIDITY AND GOING CONCERN

As of December 31, 2020, the Company had $399,516 in its operating bank accounts, $318,041,728 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its Public Shares in connection therewith and a working capital deficit of $1,627,973, which excludes franchise taxes payable of $40,050 and prepaid income taxes of $255,364. As of December 31, 2020, approximately $1,792,000 of the amount on deposit in the Trust Account represented interest income and unrealized gains, which is available to pay the Company’s tax obligations, if any.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating target businesses, performing due diligence on prospective target businesses, traveling to and from the offices, plants or similar location of prospective target businesses or their representatives or owners, reviewing corporate documents and material agreements of prospective target businesses and structuring, negotiating and completing a Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, an affiliate of the Sponsor, or its officers or directors. The Company’s officers, directors and Sponsor, or their affiliates, may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through November 5, 2021, which is the date the Company is required to cease all operations except for the purpose of winding up if it has not completed a Business Combination. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company, and which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020 and 2019.

Marketable Securities Held in Trust Account

At December 31, 2020 and 2019, the assets held in the Trust Account were substantially held in U.S. Treasury Bills.

Class A common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

Deferred Offering Costs

Deferred offering costs consist of accounting and legal expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. Deferred offering costs will be allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Upon completion of the Initial Public Offering, offering costs associated with warrant liabilities have been expensed, and presented as non-operating expenses in the statement of operations and offering costs associated with the Class A common stock have been charged to stockholders’ equity.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the warrants issued in connection with its Initial Public Offering in accordance with the guidance contained in ASC 815-40-15-7D, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the warrants initially was estimated using a Binomial Lattice Model (see Note 11).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position and capitalization of all costs, the CARES Act did not have an impact on the financial statements.

Net Income (Loss) Per Common Share

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 24,137,500 shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statements of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on the non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended December 31, 2020	Year Ended December 31, 2019
Class A Common stock subject to possible redemption
Numerator: Earnings allocable to Class A common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$1,492,477	$632,256
Unrealized gain (loss) on marketable securities held in Trust Account	2,868	(5,729)
Less: interest available to be withdrawn for payment of taxes	(240,068)	(186,104)

Net income attributable to Class A common stock subject to possible redemption	$1,255,278	$440,423

Denominator: Weighted Average Class A Common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	27,639,376	28,129,383

Basic and diluted net income per share, Class A common stock subject to possible redemption	$0.05	$0.02

Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net loss	$(15,265,396)	$(7,209,680)
Less: Net income allocable to Class A Common stock subject to possible redemption	(1,255,278)	(440,423)

Non-Redeemable Net Loss	$(16,520,674)	$(7,650,103)

Denominator: Weighted Average Non-Redeemable common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	11,891,874	7,814,396

Basic and diluted net loss per share, Non-redeemable common stock	$(1.39)	$(0.98)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 5—INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 31,625,000 Units, which includes the full exercise by the underwriters of their option to purchase an additional 4,125,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a purchase price of $11.50 per share, subject to adjustment (see Note 9).

NOTE 6—PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering and the exercise of underwriters’ over-allotment option, the Sponsor purchased an aggregate of 8,325,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,325,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and all underlying securities will expire worthless. At the date of the IPO, the fair value of the Private Placement Warrants was $0.62. The difference between the purchase price of $1 and the fair value at the IPO date of $0.62 was recorded within equity as a contribution in excess of the fair value of the Private Placement Warrants.

NOTE 7—RELATED PARTY TRANSACTIONS

Founder Shares

In June 2018, the Sponsor purchased 125,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. In September 2018, the Company effectuated a 69-for-1 forward stock split of its Class B common stock, resulting in an aggregate of 8,625,000 Founder Shares outstanding, of which an aggregate of up to 1,125,000 shares were subject to forfeiture to the extent the underwriters’ over-allotment option was not exercised in full or in part. As adjusted for the 1.1 for 1 stock dividend in October 2019 (see below), such amounts totaled 9,487,500 Founder Shares outstanding, of which 1,237,500 shares were subject to forfeiture. In April 2019, the Sponsor contributed back to the Company, for no consideration, 1,581,250 Founder Shares (as adjusted for the 1.1 for 1 stock dividend in October 2019), resulting in an aggregate of 7,187,500 Founder Shares outstanding, of which an aggregate of up to 937,500 shares were subject to forfeiture. In October 2019, the Company effected a 1.1 for 1 stock dividend for each share of Class B common stock outstanding, resulting in an aggregate of 7,906,250 Founder Shares outstanding, of which an aggregate of up to 1,031,250 shares were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The Founder Shares will automatically convert into Class A common stock upon the consummation of a Business Combination on a one-for-one basis, subject to adjustments as described in Note 8. In connection with the underwriters’ exercise of the over-allotment option in full, 1,031,250 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (i) one year after the completion of a Business Combination or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lock-up.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on November 5, 2019, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2020 and 2019, the Company incurred and paid $120,000 and $20,000 in fees for these services, respectively.

Promissory Note—Related Party

On September 12, 2018, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. The outstanding balance under the Promissory Note in the amount of $224,992 was repaid in full on November 5, 2019.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

NOTE 8—COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on October 31, 2019, the Sponsor and holders of warrants issued upon conversion of Working Capital Loans, if any, will have registration rights to require the Company to register a sale of any of its securities held by them (in the case of the Founder Shares, only after conversion to Class A common stock). These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 4,125,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less the underwriting discounts and commissions. On November 13, 2019, the underwriters exercised their over-allotment option in full for an additional 4,125,000 Units.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $6,325,000 in the aggregate. The underwriters are entitled to a deferred fee of $0.35 per Unit, or $11,068,750 in the aggregate. The deferred fee will be forfeited by the underwriters solely in the event that the Company fails to complete a Business Combination, subject to the terms of the underwriting agreement.

NOTE 9—STOCKHOLDERS’ EQUITY

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020 and 2019 there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 150,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2020 and 2019, there were 5,309,167 and 3,659,576 shares of Class A common stock issued or outstanding, excluding 26,315,833 and 27,965,424 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock—The Company is authorized to issue 25,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2020 and 2019, there were 7,906,250 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to the consummation of a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law. These provisions of the Company’s Amended and Restated Certificate of Incorporation may only be amended if approved by holders of a majority of at least 90% of the Company’s common stock voting in a stockholder meeting.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Private Placement Warrants) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent securities issued, or to be issued, to any seller in a Business Combination, or any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company). Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time.

NOTE 10—WARRANT LIABILITIES

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant

•	upon not less than 30 days’ prior written notice of redemption;

•

if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders; and

•	If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

In addition, (x) if the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at a newly issued price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the market value (as defined in the warrant agreement) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the newly issued price.

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 11 — INCOME TAX

The Company’s net deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets
Net operating loss carryforward	$290,402	$—
Unrealized (gain) loss on marketable securities	(7,818)	1,361

Total deferred tax assets	282,584	1,361
Valuation Allowance	(282,584)	—

Deferred tax assets, net valuation allowance	$—	$1,361

The income tax provision consists of the following:

	As of December 31,
	2020	2019
Federal
Current	$—	$94,636
Deferred	(281,223)	(1,361)
State and Local
Current	—	—
Deferred	—	—
Change in valuation allowance	282,584	—

Income tax provision	$1,361	$93,275

As of December 31, 2020 and 2019, the Company had $1,382,869 and $0 of U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020 and 2019, the change in the valuation allowance was $282,584 and $0.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31, 2020	December 31, 2019
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Change in fair value of warrant liability	(19.2)%	(20.7)%
Transaction costs allocable to warrant liabilities	0.0%	(1.7)%
Valuation allowance	(1.9)%	0.0%

Income tax provision	(0.1)%	(1.4)%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities.

NOTE 12—FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$318,041,728	$316,958,514

Liabilities:
Warrant Liability – Public Warrants	1	23,244,375	14,231,250
Warrant Liability – Private Placement Warrants	3	12,487,500	7,575,750

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations.

The Private and Public Warrants were initially valued using a Binomial Lattice Model, which is considered to be a Level 3 fair value measurement. The Binomial Lattice Model’s primary unobservable input utilized in determining the fair value of the Public and Private Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. A Binomial Lattice Model was used in estimating the fair value of the public warrants for periods where no observable traded price were available, using the same expected volatility as was used in measuring the fair value of the Private Warrants. For periods subsequent to the detachment of the warrants from the Units, the close price of the public warrant price was used as the fair value as of each relevant date.

The key inputs into the Binomial Lattice Model for the initial measurement of Public Warrants and Private Placement Warrants and subsequent measurement of the Private Place Warrants are as follows:

Input	November 5, 2019 (Initial Measurement)	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Risk-free interest rate	1.66%	1.76%	0.45%	0.35%	0.32%	0.38%
Market price of public stock	$9.69	9.78	9.72	10.05	10.19	10.47
Dividend Yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Implied volatility	10.7%	13.8%	14.4%	17.9%	22.1%	21.8%
Exercise price	$11.50	11.50	11.50	11.50	11.50	11.50

On November 5, 2019, the Private Placement Warrants and Public Warrants were determined to be $0.62 and $0.61 per warrant for aggregate values of $4.7 million and $8.4 million, respectively. On December 31, 2019, the Private Placement Warrants and Public Warrants were determined to be $0.91 and $0.90 per warrant for aggregate values of $7.6 million and $14.2 million, respectively. On December 31, 2020, the Private Placement Warrants and Public Warrants were determined to be $1.50 and $1.47 per warrant for aggregate values of $12.5 million and $23.2 million, respectively.

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2018	—	—	—
Initial measurement on November 5, 2019 (IPO)	4,650,000	8,387,500	13,037,500
Initial measurement on November 13, 2019 (over-allotment)	511,500	1,258,125	1,769,625
Change in valuation inputs or other assumptions	2,414,250	4,585,625	6,999,875
Fair value as of December 31, 2019	7,575,750	14,231,250	21,807,000
Change in valuation inputs or other assumptions	(1,914,750)	(3,478,750)	(5,393,000)
Fair value as of March 31, 2020	5,661,000	10,752,500	16,413,500
Change in valuation inputs or other assumptions	3,163,500	5,850,625	9,014,125
Fair value as of June 30, 2020	8,824,500	16,603,125	25,427,625
Change in valuation inputs or other assumptions	3,080,250	5,534,375	8,614,625
Fair value as of September 30, 2020	11,904,750	22,137,500	34,042,250
Change in valuation inputs or other assumptions	582,750	1,106,875	1,689,625
Fair value as of December 31, 2020	12,487,500	23,244,375	35,731,875
Fair value as of January 1, 2018	$—	$—	$—
Initial measurement on November 5, 2019	4,650,000	8,387,500	13,037,500
Initial measurement on November 13, 2019 (over-allotment)	511,500	1,258,125	1,769,625
Change in valuation inputs or other assumptions	2,414,250	4,585,625	6,999,875

Fair value as of December 31, 2019	7,575,750	14,231,250	21,807,000
Change in valuation inputs or other assumptions	4,911,750	9,013,125	13,924,875

Fair value as of December 31, 2020	$12,487,500	$23,244,375	$35,731,875

Due to the use of quoted prices in an active market (Level 1) to measure the fair value of the Public Warrants, subsequent to initial measurement, the Company had transfers out of Level 3 totaling $9,645,625 during the period from November 11, 2019 through December 31, 2019.

NOTE 13—SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below and in Note 2, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 17, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub and BlackSky, which provides for, among other things, the merger of Merger Sub with and into BlackSky, with BlackSky continuing as the surviving entity (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”). The Transactions set forth in the Merger Agreement, including the Merger, will constitute a “Business Combination”.

Pursuant to the Merger Agreement, the aggregate merger consideration payable to equity holders of BlackSky at closing (the “Total Consideration”) will be paid in a number of shares of newly-issued Class A common stock of the Company, valued at $10.00 per share (the “Company Common Stock”), calculated by dividing (x) $925,000,000, plus (a) the aggregate exercise prices that would be paid to BlackSky if all stock options and all warrants outstanding as of immediately prior to the closing were exercised in full, minus (b) any unfunded amount under BlackSky’s bridge loan, minus (c) the total consideration payable to shares of BlackSky’s Class B common stock, which is equal to the product of (i) the total number of shares of BlackSky’s Class B common stock, par value $0.00001 per share, issued and outstanding as of immediately prior to the effective time of the Merger and (ii) an amount in cash equal to $0.00001 by (y) $10.00.

Effective as of the effective time of the Merger and by virtue of the Merger, each option to purchase shares of BlackSky Class A Common Stock (each, a “BlackSky Stock Option”) that is outstanding and unexercised as of immediately prior to the effective time of the Merger will be converted into an option to acquire a number of shares of Company Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of BlackSky Common Stock subject to the applicable BlackSky Stock Option by (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such BlackSky Stock Option (each an “Assumed Company Stock Option”). For purposes of the Merger Agreement, the Class A Common Exchange Ratio equals the quotient of (A) the residual Total Consideration after taking into account the preferred series preference amounts, divided by $10.00, divided by (B) the number of participating shares of BlackSky Common Stock on a fully diluted basis. The exercise price per share of each Assumed Company Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such BlackSky Stock Option by (y) the Class A Common Exchange Ratio.

The Transaction will be consummated subject to the deliverables and provisions as further described in the Merger Agreement.

INDEX TO FINANCIAL STATEMENTS

BLACKSKY HOLDINGS, INC.

Unaudited Consolidated Condensed Financial Statements as of and for the three months ended

March 31, 2021 and 2020

BLACKSKY HOLDINGS, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(unaudited)

(in thousands, except par value)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$44,787	$5,098
Restricted cash	5,475	5,475
Accounts receivable, net of allowance of $0 and $0, respectively	4,554	2,903
Prepaid expenses and other current assets	1,123	965
Contract assets	3,862	3,796

Total current assets	59,801	18,237
Property and equipment - net	27,511	20,852
Goodwill	9,393	9,393
Investment in equity method investees	3,474	3,277
Intangible assets - net	3,500	3,831
Satellite procurement work in process	54,670	62,664
Other assets	4,533	1,661

Total assets	$162,882	$119,915

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued liabilities	$10,856	$7,966
Amounts payable to equity method investees	1,959	8,762
Contract liabilities - current	17,582	14,537
Debt - current portion	17,200	16,739
Other current liabilities	43,459	7,439

Total current liabilities	91,056	55,443
Liability for estimated contract losses	6,081	6,252
Long-term liabilities	3,544	3,605
Long-term contract liabilities	772	2,559
Long-term debt - net of current portion	157,056	84,869

Total liabilities	258,509	152,728
Commitments and contingencies (Note 20)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.00001 par value-authorized, 8,652 shares; issued and outstanding, 8,652 shares as of March 31, 2021 and December 31, 2020. (Liquidation preference of $7,500)	7,495	7,495
Series B redeemable convertible preferred stock, $0.00001 par value-authorized, 20,042 shares; issued and outstanding, 18,987 shares as of March 31, 2021 and December 31, 2020. (Liquidation preference of $22,167)	21,405	21,405
Series B-1 redeemable convertible preferred stock, $0.00001 par value-authorized, 9,508 shares; issued and outstanding, 9,508 shares as of March 31, 2021 and December 31, 2020. (Liquidation preference of $25,000)	24,138	24,138
Series C redeemable convertible preferred stock, $0.00001 par value-authorized, 48,364 shares; issued and outstanding, 41,908 shares as of March 31, 2021 and December 31, 2020. (Liquidation preference of $201,050)	121,530	121,530

Total redeemable convertible preferred stock	174,568	174,568
Stockholders’ deficit:
Common stock A, $0.00001 par value-authorized, 1,000,000 and 400,000 shares; issued, 347,924 shares and 110,789 shares in March 31, 2021 and December 31, 2020, respectively; outstanding, 336,382 shares and 97,816 shares as of March 31, 2021 and December 31, 2020, respectively.	3	1
Common stock B, $0.00001 par value-authorized, 90,000 issued and outstanding, 71,977 shares and 83,987 shares as of March 31, 2021 and December 31, 2020, respectively.	1	1
Treasury stock, shares at cost, 11,500 shares as of March 31, 2021 and December 31, 2020.	(12,500)	(12,500)
Additional paid-in capital	132,933	28,569
Accumulated other comprehensive income	1,389	—
Accumulated deficit	(392,021)	(223,452)

Total stockholders’ deficit	(270,195)	(207,381)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$162,882	$119,915

See notes to unaudited consolidated condensed financial statements

BLACKSKY HOLDINGS, INC

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

(in thousands)

	Three Months Ended March 31,
	2021	2020
Revenues:
Service	$5,998	$3,546
Product	1,296	547

Total revenues	$7,294	$4,093

Costs and expenses:
Service costs, excluding depreciation and amortization	4,379	3,000
Product costs, excluding depreciation and amortization	1,130	4,066
Selling, general and administrative	8,491	7,744
Research and development	28	45
Depreciation and amortization	2,764	1,885

Operating loss	(9,498)	(12,647)
Unrealized loss on derivative	(14,008)	(139)
Income/(loss) on equity method investment	196	(300)
Interest expense	(1,168)	(1,644)
Other (expense)/income, net	(144,091)	142

Loss before income taxes	(168,569)	(14,588)
Income tax (provision) benefit	—	—

Loss from continuing operations	(168,569)	(14,588)
Discontinued operations:
Gain from discontinued operations, before income tax	—	1,315
Income tax (provision) benefit	—	—

Gain from discontinued operations, net of tax	—	1,315

Net loss	$(168,569)	$(13,273)
Other comprehensive income	1,389	—

Total comprehensive loss	$(167,180)	$(13,273)

Basic and diluted income/(loss) per share of common stock:
Loss from continuing operations	$(0.70)	(0.20)
Gain from discontinued operations, net of tax	—	0.02

Net loss per share of common stock	$(0.70)	(0.18)

See notes to unaudited consolidated condensed financial statements

BLACKSKY HOLDINGS, INC

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

Three Months Ended March 31, 2021 and 2020

(unaudited)

(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock		Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance as of December 31, 2019	72,319	$1	83,987	$1	$26,146	11,500	$(12,500)	$—	$(203,264)	$(189,616)
Adoption of Accounting Standards Updates “ASU”, ASU 2014-09	—	—	—	—	—	—	—	—	(650)	(650)

Balance as of January 1, 2020	72,319	$1	83,987	$1	$26,146	11,500	$(12,500)	$—	$(203,914)	$(190,266)
Stock-based compensation	—	—	—	—	709	—	—	—	—	709
Issuance of common stock upon exercise of stock options	—	—	—	—	14	—	—	—	—	14
Net loss	—	—	—	—	—	—	—	—	(13,273)	(13,273)

Balance as of March 31, 2020	72,319	$1	83,987	$1	$26,869	11,500	$(12,500)	$—	$(217,187)	$(202,816)

Balance as of January 1, 2021	97,816	$1	83,987	$1	$28,569	11,500	$(12,500)	$—	$(223,452)	$(207,381)
Stock-based compensation	—	—	—	—	521	—	—	—	—	521
Issuance of common stock due to bridge financing, net of issuance costs of $0	219,613	2	—	—	103,722	—	—	—	—	103,724
Issuance of common stock upon exercise of stock options	5,136	—	—	—	1	—	—	—	—	1
Issuance of common stock upon vesting of restricted stock awards	1,807	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock and forfeiture of Class B common stock upon exercise of warrants	12,010		(12,010)	—	120	—	—	—	—	120
Other comprehensive income	—	—	—	—	—	—	—	1,389	—	1,389
Net loss	—	—	—	—	—	—	—	—	(168,569)	(168,569)

Balance as of March 31, 2021	336,382	$3	71,977	$1	$132,933	11,500	$(12,500)	$1,389	$(392,021)	$(270,195)

See notes to unaudited consolidated condensed financial statements

BLACKSKY HOLDINGS, INC

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(168,569)	$(13,273)
Gain from discontinued operations, net of tax	—	1,315

Loss from continuing operations	(168,569)	(14,588)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization expense	2,764	1,885
Stock-based compensation expense	521	709
Loss on issuance of 2021 convertible bridge notes	96,476	—
Debt issuance cost expensed for debt carried at fair value	47,623	—
Amortization of debt discount and issuance costs	348	499
(Gain)/loss on equity method investment	(196)	300
Loss on disposal of property and equipment	24	—
Unrealized loss on derivatives	14,008	139
Changes in operating assets and liabilities:
Accounts receivable	(1,651)	2,922
Contract assets	(66)	(1,413)
Prepaid expenses, and other current assets	(158)	61
Other assets	96	(400)
Accounts payable and accrued liabilities	(3,753)	(672)
Other current liabilities	(11)	(74)
Contract liabilities - current and long-term	1,258	(210)
Liability for estimated contract losses	(171)	3,449
Other long-term liabilities	874	1,523

Cash flows (used in) operating activities - continuing operations	(10,583)	(5,870)
Cash flows (used in) provided by operating activities - discontinued operations	—	(12,040)

Net cash (used in) operating activities	(10,583)	(17,910)

Cash flows from investing activities:
Purchase of property and equipment	(17)	(35)
Satellite procurement work in process	(7,502)	(11,561)

Cash flows (used in) investing activities - continuing operations	(7,519)	(11,596)
Cash flows provided by (used in) investing activities - discontinued operations	—	(3,398)

Net cash (used in) investing activities	(7,519)	(14,994)

Cash flows from financing activities:
Proceeds from issuance of debt	58,082	—
Proceeds from options exercised	1	14
Proceeds from warrants exercises	120	—
Capital lease payments	—	(16)
Payments for deferred offering costs	(321)	—
Payments for debt issuance costs	(91)	—

Cash flows provided by/(used in) financing activities - continuing operations	57,791	(2)
Cash flows (used in) financing activities - discontinued operations	—	—

Net cash provided by/(used in) financing activities	57,791	(2)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	39,689	(32,906)
Cash, cash equivalents, and restricted cash – beginning of year	10,573	37,190
Cash reclassified to assets held for sale at beginning of period	—	11,383
Cash reclassified to assets held for sale at the end of period	—	—

Cash, cash equivalents, and restricted cash – end of year	$50,262	$15,667

See notes to unaudited consolidated condensed financial statements

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the unaudited consolidated condensed balance sheets that sum to the total of the same such amounts shown in the unaudited consolidated condensed statements of cash flows:

	March 31,
	2021	2020
Cash and cash equivalents	$44,787	$10,192
Restricted cash	5,475	5,475

Total cash, cash equivalents, and restricted cash	$50,262	$15,667

	March 31,
	2021	2020
	(in thousands)
Supplemental disclosures of cash flows information:
Cash paid for interest	$129	$—
Supplemental disclosures of non-cash financing and investing information:
Property and equipment additions accrued but not paid	$8,956	$2,339
Purchase of domain name accrued but not paid	$7	$—
Debt issuance costs expensed for debt carried at fair value but not paid	$3,588	$—
Capitalized Interest	$135	$336
Issuance of common stock due to bridge financing	$103,724	$—
Issuance of common stock warrants due to bridge financing	$18,373	$—
Consent fees payable in common stock or cash recorded as a derivative	$2,715	$—
Equipment acquired under capital lease	$—	$22

See notes to unaudited consolidated condensed financial statements

BLACKSKY HOLDINGS, INC

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

March 31, 2021

1.	Organization and Business

BlackSky Holdings, Inc. (“BlackSky” or the “Company”), formerly known as Spaceflight Industries, Inc., was incorporated in the State of Delaware on September 24, 2014. The Company is headquartered in Herndon, Virginia and had two operating divisions: the BlackSky Division and, prior to June 12, 2020, Spaceflight, Inc. (the “Launch Division”). The BlackSky Division is composed of the Company’s other operating entities, BlackSky Global LLC and BlackSky Geospatial Solutions, Inc. BlackSky also owns a portion of the equity method investment X-Bow Launch Systems Inc. (“X-Bow”) and LeoStella, LLC (“LeoStella”), its joint venture with Thales Alenia Space US Investment LLC (“Thales”). On June 12, 2020, the Company completed the sale of 100% of its equity interests in the Launch Division to M&Y Space Co. Ltd. (“M&Y Space”), as discussed further below.

The BlackSky Division

The BlackSky Division is a leading provider of geospatial intelligence, imagery and related data analytic products and services and mission systems. The Company monitors activities and facilities worldwide by leveraging its proprietary small satellite constellation and harnessing the world’s expanding sensor networks. The Company’s on-demand constellation of satellites can image a location multiple times throughout the day, and the Company processes millions of observations from its satellites in space, air sensors, environmental sensors, asset tracking sensors, industrial internet-of-things (“IoT”) connected devices, and internet-enabled narrative sources. The Company monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness for government and commercial customers worldwide. The Company’s monitoring service is powered by cutting-edge computing techniques—including machine learning, artificial intelligence, computer vision, and natural language processing. The Company’s global monitoring service is available via a simple subscription and requires no specialized technological infrastructure or setup.

The Company is a first mover in Earth observation, leveraging the performance and economics of its innovative small satellite constellation to deliver high revisit global monitoring solutions. The Company’s artificial intelligence/machine learning powered analytics platform derives unique insights from its constellation, as well as a variety of space, IoT, and terrestrial based sensors and data feeds. The Company has developed a fully-integrated, proprietary technology stack that includes its constellation of high-resolution small satellites that monitor global events and activities at high revisit rates, an artificial intelligence and machine learning enabled software platform that translates data into actionable insights, a proprietary database that continually captures information on global changes, and an application layer that delivers on-demand solutions directly to its customers.

In 2017, BlackSky and X-Bow entered into a Stock Subscription and Technology Transfer Agreement. Under the agreement, X-Bow issued 13.5 million of its own shares to BlackSky; in exchange, BlackSky irrevocably assigned and transferred certain intellectual property rights to X-Bow. As of March 31, 2021, BlackSky has a 20.6% ownership interest in X-Bow (Note 6).

In 2018, BlackSky and Thales formed a joint venture named LeoStella, LLC, a vertically-integrated small satellite design and manufacturer based in Tukwila, Washington, from which the Company procures satellites to operate its business. BlackSky and Thales each own 50% of LeoStella (Note 6).

As of March 31, 2021, the Company had six satellites in commercial operation. Ultimately, the Company seeks to establish a constellation of 30 high-resolution, multi-spectral satellites capable of monitoring locations on Earth as frequently as every 30 minutes, day or night.

The Launch Division

The Launch Division was based in Seattle, Washington and provided small satellite launch brokerage services to customers that manifest, certify, and integrate auxiliary payloads onto a single launch vehicle. The Launch Division leveraged its extensive relationships in the commercial launch market and provided satellite launch brokerage services for its customers based on specific launch time frames, orbital parameters, payloads, and compatible launch vehicles. The Launch Division specialized in the launch of small satellites with masses between 1 kg and 300 kg into low earth orbit.

As part of the Company’s strategy to focus on the BlackSky Division, the Company executed a stock purchase agreement (“2020 SPA”) in January 2020 to divest its ownership of the Launch Division. On June 12, 2020, the Company completed the sale of 100% of its equity interests in Launch to M&Y Space under the previously executed 2020 SPA, for a final purchase price of $31.6 million. The Launch Division’s financial results are material to the Company’s financial results and, as such, are reported as discontinued operations (Note 7).

Liquidity and Going Concern

For the three months ended March 2021 and 2020, the Company incurred net losses from continuing operations of $168.6 million and $14.6 million, respectively, and incurred negative cash flows from continuing operating activities of $10.6 million and $5.9 million, respectively. The Company has incurred operating losses since inception, and continues to face significant risks associated with successful execution of the Company’s business plan that include, but are not limited to, customer acquisition, competition and market risk, technical risk, liquidity risk, and risks associated with the retention of key personnel. For the three months ended March 31, 2021 and December 31, 2020, the Company had working capital deficits of $31.3 million and $37.2 million, respectively. The Company has historically funded its operations through issuance of preferred stock to private investors and debt financings. The Company evaluated its financial condition as of March 31, 2021 and determined it is probable that, without consideration of a remediation plan to refinance existing debt facilities and raise new sources of capital, the Company would be unable to meet repayment obligations and ongoing working capital shortfall in the next twelve months, and there is uncertainty about the Company’s ability to continue as a going concern. The conditions identified above raise substantial doubt about the Company’s ability to continue as a going concern through at least twelve months from the issuance date of the unaudited consolidated condensed financial statements.

In the first half of 2020, the Company successfully divested the Launch Division, extinguished $26.0 million of short-term debt and extended the maturity date of a $16.1 million line of credit to June 30, 2021. On February 2, 2021, the Company entered into a bridge financing arrangement for $58.1 million to further improve the Company’s liquidity position. On February 17, 2021 the Company entered into a definitive agreement for a merger that would result in the Company becoming a publicly listed company. Given the Company’s projected net losses and negative cash flows, there can be no assurance that the Company’s business efforts will be successful, that the Company will continue to raise additional funds, or that the Company will be able to delay or reduce planned expenditures if necessary, to maintain sufficient liquidity.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Preparation

The Company has prepared its unaudited consolidated condensed financial statements in accordance with General Accepted Accounting Principles (“GAAP”). The accompanying unaudited consolidated condensed financial statements include the accounts of the Company and its wholly-owned subsidiaries. In addition, the unaudited consolidated condensed financial statements include the Company’s proportionate share of the earnings or losses of its joint venture and a corresponding increase or decrease to its investment, with recorded losses limited to the carrying value of the Company’s investment. All intercompany transactions and balances have been eliminated upon consolidation.

The Company’s unaudited consolidated condensed financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, including derivative financial instruments and certain outstanding debt, which are stated at fair value.

These unaudited consolidated condensed financial statements should be read in conjunction with the Company’s annual consolidated condensed financial statements and notes. Unless otherwise indicated, amounts presented in the Notes pertain to the Company’s continuing operations (See Note 7 for information on discontinued operations). In management’s opinion, all adjustments of a normal recurring nature that are necessary for a fair statement of the accompanying unaudited consolidated condensed financial statements have been included.

Use of Estimates

The preparation of the unaudited consolidated condensed financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the reporting date, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could materially differ from those estimates. Significant estimates made by the Company relate to revenue and associated cost recognition, the collectability of accounts receivable, the recoverability and useful lives of property and equipment, the valuation of equity warrants and warrant liabilities, fair value estimates, the recoverability of goodwill and intangible assets, the provision for income taxes, and stock-based compensation.

Revenue Recognition

The Company generates revenues from the sale of services and products. Service revenues include imagery and data, software & analytics, including professional services, that are recognized from the rendering of services under cost-plus-fixed-fee, firm fixed price, or on a time and materials basis. Product revenues include engineering and integration from long-term construction contracts.

The Company adopted the provisions of the new revenue recognition standard, Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”), for the fiscal year beginning January 1, 2020 using the modified retrospective adoption method for the contracts that were not completed at the date of initial application. Concurrent with the adoption of the new standard, the Company has updated its revenue recognition policy in accordance with the five-step model set forth under ASC 606.

The Company generates revenues through offering imagery; data, software and analytics; and engineering and integration solutions (including mission systems), primarily to government agencies. Most of the contracts include multiple promises which are generally separated as distinct performance obligations. The Company allocates the transaction price to each performance obligation based on the relative standalone selling prices using observable sales transactions where applicable.

Revenue is measured at the fair value of consideration received or receivable and net of discounts. The Company applies a policy election to exclude transaction taxes collected from customer sales when the tax is both imposed on and concurrent with a specific revenue-producing transaction. The Company estimates any variable consideration, and whether the transaction price is constrained, upon execution of each contract. The Company did not have any active contracts with significant variable consideration as of March 31, 2021.

The estimation of total revenue and costs at completion is subject to many variables and requires judgment. The Company typically recognizes changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue, if the current estimate differs from the previous estimate. If at any time the estimate of profitability for a performance obligation indicates a probable anticipated loss, the Company recognizes the total loss for the performance obligation in the period it is identified. Changes in estimates related to contracts accounted for using the cost-to-cost measure of progress are recognized in the period in which such changes are made for the inception-to-date effect of the changes. The aggregate changes in estimates on contracts for the three months ended March 31, 2021 were immaterial. During the three months ended March 31, 2020, the Company recognized additional product costs on a contract in a forward loss position of $3.5 million. During the three months ended March 31, 2021, there was no revenue recognized from performance obligations satisfied in previous periods.

Imagery

Imagery services include imagery delivered from the Company’s satellites in orbit via an online secure platform. Imagery performance obligations are recognized as service revenues at the point-in-time when the Company delivers images to the platform or, in limited circumstances, ratably over the subscription period when the customer has a right to access the online secure platform for unlimited images.

Data, Software and Analytics

The Company leverages proprietary artificial intelligence and machine learning algorithms to analyze data coming from both the Company’s proprietary sensor network and third-party sources to provide hard-to-get data, insights and analytics for customers. The Company continues to integrate and enhance our products by performing contract development while retaining product rights. The Company provides technology enabled professional service solutions and to support customer-specific software development requests, integration, testing and training. The Company also provide systems engineers to support efforts to manage mass quantities of data. The Company also offers customers professional service solutions related to object detection, site monitoring and enhanced analytics through which the Company can detect key objects in critical locations such as ports, airports, and construction sites; monitor changes at, damages to or other anomalies in key infrastructure; and analyze stockpiles or other critical inventory.

Services revenues from data, software and analytics contracts is recognized from the rendering of services over time on a cost-plus, firm fixed price, or time-and-materials basis. For firm fixed price contracts, the Company recognizes revenue using a cost-to-cost measure of progress, pursuant to which the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation (“EAC”). A performance obligation’s EAC includes all direct costs such as labor, materials, subcontract costs, overhead and an allocable portion of general and administrative costs. In addition, an EAC of a performance obligation includes future losses estimated to be incurred on onerous contracts, as and when known. For contracts structured as cost-plus or on a time-and-materials basis, the Company generally recognizes revenue based on the right-to-invoice practical expedient, as the Company is contractually able to invoice the customer based on the control transferred to the customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date.

Engineering and Integration

The Company develops and delivers advanced launch vehicle, satellite and payload systems for customers that leverage the Company’s capabilities in mission systems engineering and operations, ground station operations, and software and systems development. These systems are typically sold to government customers under fixed price contracts.

Service and Product Costs

Service costs primarily include internal aerospace and geospatial software development labor, third-party data and imagery, internal labor to support the ground stations and space operations, and cloud computing and hosting services.

Product costs primarily include the cost of internal labor for product design, integration and engineering in support of long-term development contracts for launch vehicle, satellite and payload systems. The Company also incurs subcontract direct materials and external labor costs to build and test specific components such as the communications system, payload demands and sensor integration. Costs are expensed as incurred except for incremental costs to obtain or fulfill a contract, which are capitalized and amortized on a systematic basis consistent with the transfer of goods and services.

Indirect costs incurred within or allocated to the Company’s customers are classified as overhead (included in product and services costs based on the nature of the contract). The Company does not have any contracts that are subject to U.S. Government Cost Accounting Standards.

Stock-Based Compensation

The Company issued equity and equity-based awards under its 2014 Stock Incentive Plan (the “2014 Plan”) and 2011 Stock Incentive Plan (the “2011 Plan”) (collectively the “Plans”), which are administered by the Company’s Board of Directors. Under the 2011 Plan, options to purchase up to 1,608,800 shares of the common stock have been authorized. Under the 2014 Plan, options to purchase up to 98,253,287 shares of the common stock have been authorized. Grants are approved by the Board of Directors. Option awards that have been canceled, forfeited, or expired are available for issuance and use in connection with future awards.

The Company uses the Black-Scholes option pricing model to value all options and the straight-line method to amortize this fair value as compensation cost over the requisite service period. The fair value of each option granted has been estimated as of the date of grant using the following inputs for the three month end March 31,2021 and 2020.

Expected Dividend Yield. The Black-Scholes valuation model requires an expected dividend yield as an input. The dividend yield is based on historical experience and expected future changes. The Company currently has no plans to pay dividends on its common stock.

Expected Volatility. The expected volatility of options granted was estimated based upon the historical share price volatility of comparable publicly traded companies.

Risk-free Interest Rate. The yield on actively traded non-inflation indexed U.S. Treasury notes was used to extrapolate an average risk-free interest rate based on the expected term of the underlying grants.

Expected Term. The expected term is the estimated duration to a liquidation event based on a weighted average consideration of the most likely exit prospects for this stage of development. The Company is privately funded, and the lack of marketability is factored into the expected term of options granted. The Company will continue to review its estimate in the future and adjust it, if necessary, due to changes in the Company’s historical exercises.

The most significant assumption used in determining the fair value of the Company’s equity-based awards is the estimated fair value of common stock on the grant date. In order to the determine the fair value of the common stock on the grant date, a valuation analysis is performed by management, with the assistance of a third-party valuation firm, using a combination of market and income approaches.

The Company has historically adjusted the exercise price of certain outstanding stock options. For each award, the Company calculated incremental fair value, which is the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The incremental fair value was recognized as stock-based compensation expense to the extent that the modified stock option was vested, and for stock options that are unvested, will be recognized as stock-based compensation expense over the remaining vesting period.

Segment Information

The Company historically has organized its operations around two operating segments, the Launch Division and the BlackSky Division. Prior to being sold, the Launch Division provided small satellite launch brokerage services to customers, including manifesting, certifying, and integrating auxiliary payloads onto a single launch vehicle. The Company agreed to sell the Launch Division on January 31, 2020. The BlackSky Division which is currently the only operating segment of the Company provides geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems to commercial and government customers.

The Company’s Chief Operating Decision Maker is the President, who determines the allocation of resources and assesses performance using the consolidated results of BlackSky.

Debt - Application of the Fair Value Option

During the quarter ended March 31, 2021, BlackSky issued two tranches of subordinated, unsecured convertible promissory notes (refer to the discussion of the “2021 Bridge Financing and Related Transactions” included in Note 12). The Company has elected to account for these notes under the fair value option. In accordance with the application of the fair value option, the Company (i) recorded these notes at their fair values as of the dates of issuance and (ii) will remeasure the fair value of the notes at each balance sheet date. Both the initial and subsequent measurement of the fair value of the notes contemplates all of the notes’ terms and all of the notes’ features. Accordingly, when the fair value option has been applied, the Company does not separately evaluate the notes for the existence of embedded features that would require bifurcation as embedded derivatives under other accounting guidance. Changes to the fair value of the notes between balance sheet dates are reported within Other income/(expense), net in the consolidated condensed statements of operations and comprehensive income/loss, if such changes are attributable to base market risk. Changes to the fair value of the notes are reported in other comprehensive income/(loss), if such changes are attributable to instrument-specific credit risk. All debt issuance costs incurred in connection with notes accounted for pursuant to the fair value option were expensed as incurred, as required by GAAP. The Company does not separately report interest expense attributable to notes accounted for pursuant to the fair value option in the consolidated condensed statements of operations and comprehensive loss. Accrued interest, which does not become due until maturity of the notes, is included in the determination of the fair value of the notes and changes thereto.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments under ASC 480, meet the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the warrants issued in connection with the 2021 Bridge Financing transaction in accordance with the guidance contained in ASC 815-40-15-7D, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

Deferred Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Company’s planned reverse recapitalization transaction. These costs will be charged to stockholders’ equity (deficit) upon the completion of the reverse recapitalization transaction. The Company incurred $3.4 million of offering costs related to the transaction and capitalized these costs in the consolidated condensed balance sheet as of March 31, 2021.

3.	Accounting Standards Updates (“ASU”)

Accounting Standards Recently Adopted

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update requires an entity to determine which implementation costs to capitalize as an asset related to the service contract and subsequently expense over the term of the hosting arrangement, versus which costs to expense as activities are performed. In addition, the update provides specific guidance regarding the income statement, cash flow statement, and balance sheet presentation of expenses recognized for, payments of, and prepayments attributable to capitalized implementation costs, respectively. This ASU can be applied on a prospective or retrospective basis. The guidance is effective for all public business entities for fiscal years beginning after December 15, 2019, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2020, and for interim periods beginning after December 15, 2021. The update also permits early adoption, including adoption in any interim period. The Company adopted the guidance on January 1, 2021. Adoption of the standard did not have a material impact to the unaudited consolidated condensed financial statements.

Accounting Standards Recently Issued But Not Yet Adopted

The Company is an “emerging growth Company” (“EGC”) as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) to not opt out of the extended transition period as provided by the JOBS Act. As such, when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is not an emerging growth company, and which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

In February 2016, the FASB issued ASU 2016-02, “Leases” the amendments in this update require the recognition of lease assets and lease liabilities on the balance sheet, as well as certain qualitative disclosures regarding leasing arrangements. The guidance requires the use of the modified retrospective method, with the cumulative effect of initially applying these updates recognized at the date of initial application. The guidance is effective for public business entities for annual periods, including interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods beginning after December 15, 2022, with early adoption is permitted. The Company is currently in the planning stage and will adopt the guidance on January 1, 2022. The Company expects the adoption of the standard to have a material impact on the consolidated condensed balance sheet, since the Company will be required to report operating leases on the consolidated condensed balance sheets for the first time, however at this time the Company has yet to begin its adoption efforts and cannot reasonably estimate the impact to the unaudited consolidated condensed financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this update are primarily for entities holding financial assets and net investment leases measured under an incurred loss impairment methodology. New methodology must be adopted to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, which may include trade accounts receivable. This ASU requires modified retrospective application. The guidance is effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2019, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods therein. The Company is currently in the planning stage and will adopt the guidance on January 1, 2023. The Company has not yet determined the potential impact, if any, to the unaudited consolidated condensed financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). The amendments in this update are intended to simplify various aspects related to accounting for income taxes. This ASU removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This ASU can be applied on a retrospective, modified retrospective or prospective basis. The guidance is effective for all public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods beginning after December 15, 2022. Early adoption is also permitted. The Company is currently in the planning stage and will adopt the guidance on January 1, 2022. The Company has not yet determined the potential impact, if any, to the unaudited consolidated condensed financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity”. The amendment in this update addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This ASU can be applied on a prospective basis. The guidance is effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, including interim periods therein, with early adoption permitted. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company is currently in the planning stage and will adopt the guidance on January 1, 2024. The Company has not yet determined the potential impact, if any, to the unaudited consolidated condensed financial statements.

In May 2021, the FASB issued ASU 2021-04, “Earnings per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40)”, (“ASU 2021-04”) which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified upon modification or exchange.

ASU 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on the unaudited consolidated condensed financial statements.

4.	Revenues

Remaining Performance Obligations

As of March 31, 2021, the Company had $39.3 million of remaining performance obligations, which represents the transaction price of executed contracts less inception to date revenue recognized. Remaining performance obligations exclude unexercised contract options. The Company expects to recognize revenue relating to remaining performance obligations of $22.8 million, $11.3 million, and $5.2 million for the nine months ended December 31, 2021, during fiscal year 2022 and thereafter, respectively.

Disaggregation of Revenue

The Company earns revenue through the sale of products and services. Imagery; data, software and analytics; and engineering and integration are the disaggregation of revenue primarily used by management, as this disaggregation allows for the evaluation of market trends and certain product lines and services vary in recurring versus non-recurring nature.

The following table disaggregates revenue by type of products and services during the three months ended March 31, 2021 and 2020 is as follows:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Imagery	$1,464	$253
Data, software and analytics	4,534	3,293
Engineering and integration	1,296	547

Total revenues	$7,294	$4,093

The approximate revenue based on geographic location of customers during the three months ended March 31, 2021 and 2020 is as follows:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
US	$6,123	$3,439
Middle East	686	536
Asia	458	107
Other	27	11

Total revenues	$7,294	$4,093

Revenues from significant customers during the three months ended March 31, 2021 and 2020 is as follows:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Revenue from significant customers
U.S. federal government and agencies	$6,119	$3,382
Commercial and other	1,175	711

Total revenues	$7,294	$4,093

As of March 31, 2021 and December 31, 2020, accounts receivable consisted of the following is as follows:

	March 31, 2021	December 31, 2020
	(in thousands)
U.S. federal government and agencies	$3,397	$1,335
Commercial and other	1,157	1,568
Allowance for doubtful accounts	—	—

Total accounts receivable	$4,554	$2,903

The following table disaggregates revenue by when control is transferred during the three months ended March 31, 2021 and 2020 is as follows:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Point in time	$2,592	$660
Over time	4,702	3,433

Total revenues	$7,294	$4,093

5.	Contract Assets and Liabilities

The components of contract assets and contract liabilities consisted of the following:

	March 31, 2021	December 31, 2020
	(in thousands)
Contract assets - current
Unbilled revenue	$784	$749
Contract assets	3,078	3,047

Total contract assets - current	$3,862	$3,796

Contract liabilities - current
Deferred revenue - short-term	17,144	14,030
Other contract liabilities	438	507

Total contract liabilities - current	$17,582	$14,537

Contract liabilities - long-term
Deferred revenue - long-term	772	2,559

Total contract liabilities - long-term	$772	$2,559

Contract Liabilities

Deferred revenue and other contract liabilities are reported as Contract liabilities on the accompanying unaudited consolidated condensed balance sheets. Contract liabilities include payments received and billing made in advance of the satisfaction of performance obligations under the contract and are realized when the associated revenue is recognized under the contract. Other contract liabilities relate to contract commissions on customer contracts.

Changes in short-term and long-term contract liabilities as of January 1, 2021 were as follows:

Balance on January 1, 2021	$17,096
Revenue recognized	(5,722)
Increase due to billings	7,049
Contract commissions invoices received	(69)

Balance on March 31, 2021	$18,354

6.	Equity Method Investments

LeoStella

In 2018, BlackSky and Thales formed a joint venture named LeoStella, a vertically-integrated small satellite design and manufacturer based in Tukwila, Washington, from which the Company procures satellites to operate its business. BlackSky and Thales each own 50% of LeoStella. The Company accounted for the initial investment of $7.0 million as an equity method investment. The Company did not make any additional capital investments in LeoStella during the three months ended March 31, 2021 and 2020.

During the three months ended March 31, 2021 and 2020, respectively, the Company remitted $7.4 million and $3.0 million of payments to LeoStella.

X-Bow

In 2017, the Company entered into a Stock Subscription and Technology Transfer Agreement with X-Bow, whereby the Company assigned and transferred certain intellectual property rights owned by the Company to X-Bow in exchange for 13.5 million shares of X-Bow. As of March 31, 2021, the Company’s interest in X-Bow was 20.6%.

The following tables present summarized financial information for the Company’s equity method investments as of and during the three months ended March 31, 2021 and as of December 31, 2020 and during the three months ended March 31, 2020.

Summarized balance sheets	March 31, 2021	December 31, 2020
	(in thousands)
Current assets	$61,055	$64,355
Non-current assets	6,988	7,468

Total assets	$68,043	$71,823

Current liabilities	$57,527	$57,040
Non-current liabilities	1,653	6,589

Total liabilities	$59,180	$63,629

	Three Months Ended March 31,
Summarized statements of operations	2021	2020
	(in thousands)
Revenue	$6,384	$1,505
Gross margin	$1,420	$259
Net loss	$668	$(903)

Current assets of the Company’s equity method investees primarily consist of inventories of $47.0 million as of March 31, 2021 and $47.3 million as of December 31, 2020. Total liabilities of the Company’s equity method investees primarily consist of customer advances from related parties of $50.9 million as of March 31, 2021 and $51.4 million as of December 31, 2020.

The Company has differences between the carrying value of its equity-method investments and the underlying equity in the net assets of the investees of $0.7 million as of March 31, 2021, and $0.5 million as of December 31, 2020. The differences are a result of the elimination of upstream intra-entity profits from the sale of a satellite, the recognition of unearned profits as the satellites are depreciated, and the elimination of bad debt expense reserve arising from intra-entity sales.

7.	Discontinued Operations

On June 12, 2020, the Company completed the sale of 100% of its interest in the Launch Division to M&Y Space for a final purchase price of $31.6 million. In connection with the sale, the Bridge Loan (defined below) with Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) of $26.0 million, plus unpaid accrued interest of $0.2 million, was extinguished and deducted from the net proceeds. In connection with the extinguishment of the Bridge Loan, accrued interest of $0.5 million recorded in accordance with the terms of the Bridge Loan was forgiven.

In connection with the 2020 SPA, the Company entered into a Transition Services Agreement with the Launch Division, wherein the Company will provide post-closing transition services to the Launch Division, including, but not limited to, the sublease of the Company’s office facility in Seattle, Washington, and common area maintenance fees related to the sublease.

Settlement Arrangement for the Sale of the Launch Division

On March 30, 2021, the Company reached an agreement with M&Y Space and the Launch Division (collectively referred to as the “Parties”), whereby the Parties settled certain disputes with respect to the purchase price in the total of $6.8 million which the Company accrued as a liability as of December 31, 2020 see Note 11. The Company made an upfront payment of $2.0 million on April 1, 2021. The second payment is due and payable upon the earlier of (i) ten business days following the completion of the Company’s merger with Osprey and (ii) September 30, 2021, the date payment is due.

The following summarizes the components of the gain from discontinued operations, net of tax, that the Company has reported in the unaudited consolidated condensed statements of operations and comprehensive loss:

	Three Months Ended March 31,
	2021	2020
	(in thousands)
Major classes of line items constituting gain from discontinued operations:
Revenue - launch services	$—	$16,779
Total cost and expenses	$—	$15,214
Operating income	$—	$1,565
Gain from discontinued operations, before income taxes.	$—	$1,315
Total gain from discontinued operations, net of income taxes	$—	$1,315

8.	Property and Equipment - net

The following summarizes property and equipment - net as of:

	March 31, 2021	December 31, 2020
	(in thousands)
Satellites	$41,430	$32,340
Computer equipment and software	1,328	1,315
Office furniture and fixtures	870	1,388
Other equipment	442	434
Site equipment	1,231	1,311
Ground station equipment	1,264	1,415

Total	46,565	38,203
Less: accumulated depreciation	(19,054)	(17,351)

Property and equipment — net	$27,511	$20,852

Depreciation of property and equipment from continuing operations during the three months ended March 31, 2021 and 2020 was $2.4 million and $1.5 million, respectively. There was no impairment for the three months ended March 31, 2021 and 2020. During the three months ended March 31, 2021 the Company has disposed of $0.7 million property and equipment, which consisted of site equipment, furniture and ground station equipment at a loss of $24 thousand.

9.	Goodwill and Intangible Assets

Goodwill

The Company performed an annual qualitative goodwill assessment over the balance of goodwill held related to the BlackSky Division reporting unit as of December 31, 2020. The Company determined that no triggering events occurred during the three months ended March 31, 2021. Changes in the carrying amount of goodwill are as follows:

	As of March 31, 2021	As of December 31, 2020
	(in thousands)
Gross carrying amount	$9,393	$9,393
Accumulated impairment losses	—	—

Net carrying value of goodwill	$9,393	$9,393

Intangible Assets

Intangible assets consisted of the following:

	As of December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Customer backlog and relationships	$6,530	$(3,489)	$3,041
Distribution agreements	326	(326)	—
Technology and domain name	4,047	(3,257)	790

Total amortizable intangible assets at December 31, 2020	$10,903	$(7,072)	$3,831

	As of March 31, 2021
Customer backlog and relationships	$6,530	$(3,629)	$2,901
Distribution agreements	326	(326)	—
Technology and domain name	4,054	(3,455)	599

Total amortizable intangible assets at March 31, 2021	$10,910	$(7,410)	$3,500

For the three months ended March 31, 2021 and 2020, amortization expense related to intangible assets was $0.3 million and $0.3 million, respectively, which is included in depreciation and amortization expense in the unaudited consolidated condensed statements of operations and comprehensive loss.

10.	Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	March 31, 2021	December 31, 2020
	(in thousands)
Accounts payable	$3,268	$4,177
Accrued expenses	5,811	1,212
Accrued payroll	1,777	2,577

Total accounts payable and accrued liabilities	$10,856	$7,966

Accrued expenses increased in the three months ended March 31, 2021 primarily due to third party cost related to the Bridge Financing and the modification of existing debt arrangements which has been expensed.

11.	Other Current Liabilities

The components of other current liabilities are as follows:

	March 31, 2021	December 31, 2020
	(in thousands)
Warrant liability	$32,701	$558
Consent fee liability	2,953	—
Other accrued expenses	21	28
Current portion of capital lease	49	48
Contingent liability	935	—
Working capital liability	6,800	6,805

Total other current liabilities	$43,459	$7,439

The amounts reported as derivatives include warrants to purchase preferred and common stock that are required to be reported as liabilities and marked to market at each balance sheet date. Refer to Note 13 for more information.

The contingent liability represents a liability for estimated indirect taxes, previously classified as long term. Refer to Note 20 for more information.

Other current liabilities also includes a working capital liability due to M&Y Space in connection with the Company’s sale of the Launch Division in June 2020. This adjustment reduced the purchase price and the corresponding gain on sale in the year ended December 31, 2020. Refer to Note 7 for more information.

12.	Debt and Other Financing

The carrying value of the Company’s outstanding debt, inclusive of debt instruments reported at fair value, consisted of the following amounts as of March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	(in thousands)
Current portion of long-term debt	$17,245	$16,798
Non-current portion of long-term debt	161,206	86,637

Total long-term debt	178,451	103,435
Unamortized debt issuance cost	(4,195)	(1,827)

Outstanding balance	$174,256	$101,608

Name of Loan	Effective Interest Rate	March 31, 2021	December 31, 2020
		(in thousand)
Loans from Related Parties	4.00% - 6.00%	$83,737	$83,737
2021 Convertible Bridge Notes(1)	N/A (2)	75,016	—
Small Business Administration Loan (Paycheck Protection Program)	1.86%	3,600	3,600
Line of Credit	3.65%	16,098	16,098

Total		$178,451	$103,435

(1)	The Convertible Bridge Notes includes loans from Mithril II, LP in the principal amount of $15 million and VCVC in the principal of $5 million.
(2)

The Convertible Bridge Notes are carried at fair value with changes in fair value attributable to instrument-specific credit risk recorded in other comprehensive income and all other changes in fair value recorded in unaudited consolidated condensed statements of operations and comprehensive loss.

2021 Bridge Financing and Related Transactions

On February 2, 2021, the Company amended its omnibus agreement, dated as of June 27, 2018 (the “2021 Omnibus Amendment”). As a result of the amendment, the Company is permitted to enter into additional indebtedness by issuing new subordinated, unsecured convertible promissory notes (the “2021 Convertible Bridge Notes”) between February 2, 2021 and June 30, 2021 up to an aggregate principal amount of $60.0 million (the “2021 Bridge Financing”). The 2021 Convertible Bridge Notes bear interest at the rate of 10% and mature on April 30, 2025, if not converted to Class A common shares. There are no covenants tied to financial metrics. The Company made an irrevocable election to carry the 2021 Convertible Bridge Notes at fair value.

The 2021 Bridge Notes convert in connection with the closing of the merger between the Company and Osprey Technology Acquisition Corp. (see Note 20 for more information) into shares of the Company’s Class A Common Stock at a price per share equal to 80% of the price per share of Class A Common Stock as determined in connection with the merger. During the period from February 2, 2021 through February 3, 2021, the Company completed the closing of its initial tranche of the 2021 Bridge Financing from existing stockholders. The aggregate principal amount of the notes issued in the initial tranche was $18.1 million. All investors participating in the initial tranche also received incentive equity equal to seven shares of Class A Common Stock of the Company for each dollar invested. Certain investors participating in the initial tranche additionally received warrants exercisable for shares of Class A Common Stock of the Company in amounts ranging from 0.14% of the Company’s fully-diluted share capital for each dollar invested divided by $1.0 million to 3.5% of the Company’s fully-diluted share capital (see Note 13). On February 18, 2021, the Company completed the closing of a second tranche of the 2021 Bridge Financing, raising an aggregate principal amount of $40.0 million from an existing stockholder and from new investors. Participants in the second tranche did not receive shares of Class A Common Stock or warrants to purchase Class A Common Stock.

The remaining residual balance of the 2021 Bridge Financing is allocated to a rights offering in which certain shareholders in the Company will be eligible to participate. The Company expects the rights offering to close prior to the closing of the merger. If fully subscribed, the aggregate investments of participating shareholders in the rights offering will be approximately $1.9 million, and, subject to commitments for the entire available residual balance of the 2021 Bridge Financing, upon the closing of the rights offering, the Company shall have received up to $60.0 million in principal investments. The terms of the rights offering will be substantially identical to those offered in the initial tranche of the 2021 Bridge Financing.

In connection with the 2021 Omnibus Amendment, the investors guaranteeing the SVB line of credit further reaffirmed their guarantees and received a one-time issuance of seven shares of Class A common stock of the Company for every dollar guaranteed. Additionally, the Company agreed to pay a fee to holders of certain related party loans (“Consent Fees”). The Consent Fees are payable in either cash or shares of the Company’s Class A common stock at the choice of the investor. Because the Consent Fees are considered variable share-settled liabilities, they are recorded at fair value, see further discussion in Note 19.

On February 18, 2021, the Company amended and restated its certificate of incorporation to increase the total number of authorized shares of capital stock to a new total of 1,176,556,156 shares and increase the total number of authorized shares common stock to a new total of 1,000,000,000 shares.

The following table summarizes the additional shares of Class A Common Stock and warrants to purchase Class A Common Stock issued as a result of the 2021 Bridge Financing.

	Class A Common Stock	Class A Common Stock Warrants
	(in thousands)
Class A Common Stock issued to Silicon Valley Bank (“SVB”) guarantors	93,042	—
Class A Common Stock and Class A Common Stock warrants issued in connection with the initial tranche of 2021 Bridge Financing	126,572	42,487

Total	219,614	42,487

Fair Value of Debt

The estimated fair value of all of the Company’s outstanding debt long-term debt, inclusive of the Bridge Financing issued in February of 2021 and reported at fair value, was $84.9 million and $79.7 million as of March 31 2021, and December 31, 2020, respectively. The fair value of the long-term debt was estimated using Level 3 inputs, based on interest rates available for debt with terms and maturities similar to the Company’s existing debt arrangements and credit rating.

We used a probability-weighted payoff scenario approach to value the long-term debt. Under this approach, we considered the stated interest rate on the notes to derive the principal and accrued interest during the period to a conversion event or maturity, considered any discounted conversion ratios or multipliers, utilized a present value factor based on the remaining payoff period and our risk profile, and assigned a probability to each potential conversion event and to reaching maturity. This estimation process requires the application of significant judgement and assumptions. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Compliance with Debt Covenants

As of March 31, 2021 all debt instruments contain customary covenants and events of default. There are no covenants tied to financial metrics and the Company was in compliance with all covenants as of March 31, 2021.

13.	Warrants

Common Stock Warrants Liabilities

As part of the Bridge Financing discussed in Note 12, the Company issued warrants to purchase Class A Common Stock. The number of shares of Class A Common Stock for which the warrants are redeemable is not fixed and adjusts based on the fully diluted capitalization of the Company, as defined in the warrant agreements, at the time of exercise. As of March 31, 2021, the warrants were redeemable for 42.5 million shares of Class A Common Stock. The Company analyzed the provisions of the respective warrant agreements, which requires a multi-step approach to evaluate whether an equity-linked financial instrument has features that require treatment as a derivative liability. Based upon the fact that the number of shares the warrants are redeemable for is not fixed and is subject to changes based on the Company’s capital structure, the warrants are not considered as indexed to the Company’s stock, and therefore meet the criteria for derivative liability treatment and, as such, are recorded as other current liabilities in the unaudited consolidated condensed balance sheets.

The warrants issued as part of the Bridge Financing, which have an exercise price of $0.01 are net exercisable by the holder for a period of ten years. In the event of the merger discussed in Note 20, the warrants automatically net exercise into Class A Common Stock of the Company which will then be exchanged for common stock in Osprey at the exchange rate applicable to the Company’s Class A Common Stock.

Subsequent Accounting for Warrant Liabilities

Derivative liabilities must be measured at fair value upon issuance and re-valued at the end of each reporting period through expiration. Any change in fair value between the respective reporting dates is recognized as an unrealized gain or loss in the accompanying unaudited consolidated condensed statements of operations and comprehensive loss. Refer to Note 19 for more information.

14.	Other (Expense)/Income

	For The Three Months Ended March 31,
	2021	2020
	(in thousands)
Loss on Issuance of 2021 Convertible Bridge Notes Tranche One	$(84,291)	$—
Loss on Issuance of 2021 Convertible Bridge Notes Tranche Two	(12,185)	—
Debt Issuance Cost Expensed For Debt Carried At Fair Value	(47,623)	—
Other	8	142

	$(144,091)	$142

In February 2021 the Company issued the 2021 Convertible Bridge Notes (“ Bridge Notes”) in two tranches. The first tranche of the Bridge Notes were issued at par to several existing investors at a principal amount of $18.1 million and a fair value of $24.2 million. Additionally, certain investors in the first tranche of Bridge Notes received 126.6 million shares of Class A Common Stock with a fair value of $59.8 million and Warrants to purchase 42.5 million shares of Class A Common Stock with a fair value of $18.4 million. The transaction was not considered to be at arms-length. The Company had an external valuation performed on the Notes, Class A Common Stock and Warrants were determined that their fair value exceeded the proceeds received. Since no unstated rights and/or privileges were identified with the first tranche of the Bridge Notes the Company recorded a loss on issuance of $84.3 million.

The second tranche of the Bridge Notes were issued at par to several new investors and an existing investor at a principal amount of $40.0 million and a fair value of $52.2 million resulting in a loss on issuance of $12.2 million.

Additionally, the Company incurred $47.6 million in debt issuance cost related to the Bridge Notes and the modification of existing debt arrangements which has been expensed. These debt issuance cost consisted of 93.0 million Class A common shares valued at $43.9 million issued to certain guarantors in conjunction with modification of its line of credit and $3.7 million cost paid to third parties in cash. The debt issuance cost were expensed because Bridge Notes are being carried on the balance sheet at fair value. The modification of existing debt did not qualify as a Troubled Debt Restructuring nor did it result in the extinguishment of the debt.

15.	Stockholders’ Equity

Common Stock

As of March 31, 2021, the Company was authorized to issue 1,000.0 million shares of Class A Common Stock and 90.0 million shares of Class B common stock.

Issued and outstanding stock as of March 31, 2021 consisted of 336.4 million shares of Class A Common Stock and 72.0 million shares of Class B common stock. The par value of each share of the common stock is $0.00001 per share.

The Company had reserved shares of Class A Common Stock for issuance in connection with the following:

	March 31,	December 31,
	2021	2020
	(in thousands)
Conversion of outstanding shares of redeemable convertible preferred stock	79,055	79,055
Redeemable convertible preferred stock warrants (as converted to Class A Common Stock)	1,258	1,258
Class A Common Stock warrants (as exercised for Class A Common Stock) treated as equity	165,473	134,996
Stock options outstanding	32,736	38,525
Restricted stock units outstanding	97,208	—
2021 Convertible Bridge Notes as converted in common stock	81,461	—
Class A Common Stock warrants (as exercised for Class A Common Stock) treated as liability	42,487	—
Common stock issuable for consent fees	3,413	—
Shares available for future grant	148,985	35,377

Total Class A common stock reserved	652,076	289,211

The Company had reserved shares of Class B Common Stock for issuance of 18.0 million and 6.0 million shares as of March 31, 2021 and December 31, 2020, respectively.

16.	Net Loss Per Share of Common Stock

The following table includes the calculation of basic and diluted net income/(loss) per share:

	Three Months Ended March 31,
	2021	2020
	(in thousands except per share information)
Loss from continuing operations	$(168,569)	$(14,588)
Gain from discontinued operations	—	1,315

Net loss available to common stockholders	$(168,569)	$(13,273)

Basic and diluted net loss per share - continuing operations	$(0.70)	$(0.20)
Basic and diluted net income per share - discontinued operations	—	0.02

Basic and diluted net loss per share	$(0.70)	$(0.18)

Shares used in computation of basic and diluted net (loss)/income per share	242,289	72,497

The following potentially dilutive securities were not included in the calculation of weighted average common shares outstanding, as their effect would have been anti-dilutive during the three months ended March 31, 2021 and 2020:

	March 31,
	2021	2020
	(in thousands)
Series A redeemable convertible preferred stock	8,652	8,652
Series B and B-1 redeemable convertible preferred stock	28,495	28,495
Series C redeemable convertible preferred stock	41,908	39,824
Restricted common stock	11,541	—
Restricted stock units	97,208	—
Common stock warrants	122,986	126,658
2021 Convertible Bridge Notes as converted in common stock	81,461	—
Class A common stock warrants (as exercised for Class A Common Stock) treated as liability	42,487	—
Common stock issuable for consent fee	3,413	—
Series B preferred stock warrants	1,055	1,055
Series C preferred stock warrants	203	8,541
Stock options	32,736	65,188

17.	Stock-Based Compensation

The Company adopted two equity incentive plans in prior years, the 2011 Plan and 2014 Plan. Both Plans allows the Board of Directors to grant stock options, designated as incentive or nonqualified, and stock awards to employees, officers, directors, and consultants. Equity awards are granted with an exercise price per share equal to at least the estimated fair value of the underlying common stock on the date of grant. The vesting period is determined through individual award agreements and is generally over a five-year period. Awards generally expire 10 years from the date of grant.

Stock Options

As of March 31, 2021, the Company had 0.6 million shares and 32.1 million options outstanding, respectively, under the 2011 and 2014 Plans. The Company has not issued options under the 2011 Plan since 2014.

The Black-Scholes option-valuation model is used to determine the fair value of options granted. The Company utilizes assumptions concerning expected life, risk-free interest rate, and expected volatility to determine such values.

A summary of the weighted-average assumptions is presented below for the three months ended March 31, 2020 and there were no awards of stock options during the three months ended March 31, 2021:

Three Months Ended March 31, 2020
Weighted-average grant date fair value	$—
Weighted-average risk-free interest rate	0.85%
Volatility	65.00%
Expected term (in years)	2.50
Dividend rate	0%

A summary of the Company’s stock option activity under the 2011 and 2014 Plans during the three months ended March 31, 2021 is presented below:

	Three Months Ended March 31, 2021
	Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
	(in thousands)
Outstanding - January 1, 2021	38,525	$0.0197
Granted	—	—
Exercised	(5,136)	0.0036
Forfeited	(653)	0.0011

Outstanding - March 31, 2021	32,736	0.0222	8.08	$23,892

Exercisable - March 31, 2021	15,975	$0.0438	7.45	$11,360

For options exercised, intrinsic value is calculated as the difference between the estimated fair value the date of exercise and the exercise price. The total intrinsic value of options exercised during the three months ended March 31, 2021 and 2020, was $2.7 million and $0, respectively. The total fair value of shares vested during the three months ended March 31, 2021 and 2020, was $0.2 million and $0.4 million, respectively.

For the three months ended March 31, 2021 and 2020, compensation cost charged to continuing operations upon the vesting of stock options was $0.5 million and $0.7 million respectively.

The compensation costs attributable to continuing operations were included in selling, general and administrative expense in the unaudited consolidated condensed statements of operations and comprehensive loss. As of March 31, 2021, there was $1.3 million of total unrecognized compensation cost, which is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Awards

Beginning in 2020, the Company has granted restricted stock awards, which vest based upon on the individual award agreements and generally over a three to four-year period. These shares are deemed issued as of the date of grant, but not outstanding until they vest. The Company intends to settle the restricted stock awards in stock and the Company has the shares available to do so.

A summary of the Company’s nonvested restricted stock awards activity during the three months ended March 31, 2021 is presented below:

	Three Months Ended March 31, 2021
	Restricted Stock Awards	Weighted-Average Grant-Date Fair Value
	(in thousands)
Nonvested - January 1, 2021	12,973	$0.0011
Granted	—	—
Vested	(1,432)	0.0011

Nonvested - March 31, 2021	11,541	$0.0011

As of March 31, 2021, there was $0.2 million of total unrecognized compensation cost related to nonvested restricted stock awards granted under the employee share option plan, which amount is expected to be recognized over a weighted-average period of 3.0 years. The total fair value of shares vested during the three months ended March 31, 2021 was $2 thousand.

Restricted Stock Units

Pursuant to actions taken by the Company’s Board of Directors on February 17, 2021 and March 17, 2021, the Company granted an aggregate of 96,083,025 restricted stock units to certain employees of the Company. On March 24, 2021, the Company granted an additional 1,500,000 restricted stock units to an outside advisor providing consulting services to the Company.

The restricted stock units issued to certain employees and advisors of the Company include certain performance-based vesting requirements which had not been met as of March 31, 2021. These vesting requirements are linked to the consummation of the merger between BlackSky and Osprey Technologies Acquisition Corp. (See Note 21) or, with respect to the RSUs issued on February 17, 2021 and March 17, 2021, can be satisfied by a qualified financing transaction as defined in the agreement.

Pursuant to the vesting terms related to the restricted stock units issued on February 17, 2021 and March 17, 2021, 50% of such restricted stock units will vest 180 days subsequent to consummation of a transaction that meets either of the specified performance conditions. The remaining 50% of such units will vest ratably over eight consecutive quarters, on specified quarterly vesting dates (i.e., March 10, June 10, September 10, and December 10), with the first of such quarterly vesting dates occurring at least three months after the vesting of the initial 50% of the restricted stock units.

Of the 1,500,000 restricted stock units issued on March 24, 2021, 25% vested immediately upon issuance. An additional 50% of these restricted stock units will vest on the date of a merger between BlackSky and Osprey Technologies Corp. The remaining 25% of the restricted stock units issued on March 24, 2021 vest ratably over 12 months, on the same day of the month that the merger closed, commencing as of the month following satisfaction of the performance condition.

A summary of the Company’s nonvested restricted stock units activity during the three months ended March 31, 2021 is presented below:

	Three Months Ended March 31, 2021
	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)
Nonvested - January 1, 2021	—	$—
Granted	97,583	0.6380
Vested	(375)	0.7333

Nonvested - March 31, 2021	97,208	$0.6376

The total fair value of shares vested and for which compensation was recognized during the three months ended March 31, 2021 was 0.3 million. No compensation expense has been recognized with respect to the restricted stock units for which vesting only commences upon satisfaction of a performance condition, as the defined performance conditions are not deemed to be within the Company’s control and, accordingly, also were not deemed probable as of March 31, 2021. Unrecognized compensation costs related to nonvested restricted stock units totaled $62.0 million as of March 31, 2021.

18.	Related Party Transactions

			Amount Due to Related Party as of
			March 31, 2021	December 31, 2020
Name	Nature of Relationship	Description of the Transactions	(in thousands)
Seahawk	Debt Issuer	In 2019, the Company raised and converted $18.4 million from the Seahawk LSA into the Intelsat Facility as outstanding debt and issued 13.5 million warrants to purchase common stock.	$19,198	$19,198

Intelsat	Debt Issuer	In 2019, the Company entered into a term loan facility with Intelsat Facility for $50.0 million and issued 20.2 million warrants to purchase common stock.	$52,039	$52,039

Jason and Marian Joh Andrews	The Former Co-founders and employees of BlackSky	In 2018, the Company executed the Andrews’s Notes worth $12.5 million in total to repurchase an aggregate 11.5 million of common stock shares.	$12,500	$12,500

Mithril II, LP	Debt Issuer and Equity Holder	In February 2021, the Company issued notes payable to Mithril II, LP totaling $15.0 million in principal and issued seven shares of common stock per dollar of principal. Milthril also received warrants providing for the right to acquire a number of shares of common stock equal to 3.5% of the Company’s fully diluted capitalization upon exercise.	$15,000	$—

VCVC	Debt Issuer and Equity Holder	In February 2021, the Company issued a note payable to VCVC IV, LLC for $5.0 million principal and issued seven shares of common stock per dollar or principal. VCVC also received warrants providing for the right to acquire a number of shares of common stock equal to 0.7% of the Company’s fully diluted capitalization upon exercise.	$5,000	$—

					Amount Due to Related Party as of
			Total payments in March 31,		March 31, 2021	December 31, 2020
			2021	2020
Name	Nature of Relationship	Description of the Transactions	(in thousands)		(in thousands)
Leostella	Joint Venture	In 2018, the Company formed LeoStella and, pursuant to the terms and conditions of the joint venture agreement, the Company has two designated members of LeoStella’s Board of Directors. As described in Note 6, the Company and LeoStella executed an SPC to design, develop and manufacture multiple satellites for the Company’s geospatial business operations.	$7,362	$3,000	$1,209	$8,012

X-Bow	Equity Method Investee	In 2017, the Company entered into a Stock Subscription and Technology Transfer Agreement with X-Bow. As of March 31, 2021, the Company has a 20.6% interest in X-Bow and has one Board seat. As described in Note 6, the Company has engaged X-Bow to develop a rocket for the Company.	$1,115	$44	$750	$750

Interest on the Intelsat Facility, which includes amounts rolled over from the Seahawk LSA as discussed above, is accrued and compounded annually. No significant interest payments were made in the periods ending March 31, 2021 or 2020. In February 2021, in connection with the Company’s bridge financing, the Company agreed to pay consent fees of $2.5 million to Intelsat and Seahawk. These consent fees are payable in common stock or cash (see Note 12)

In April 2021, the Company paid $0.8 million to Jason and Marian Joh Andrews towards the principal balance along with a $25,000 interest payment. See Note 12 Debt and Other Financing for additional information related to agreements for this debt.

Interest on the notes issued in February 2021 as part of the bridge financing is accrued and compounded annually. No significant interest payments were made in the period ending March 31, 2021. See Note 12

19.	Fair Value of Financial Instruments

Recurring basis

The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis as of March 31, 2021 and December 31, 2020 as well as indicate the fair value hierarchy level of the valuation techniques and inputs that the Company utilized to determine such fair value:

March 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Inputs (Level 3)
		(in thousands)
Liabilities
Convertible Bridge Notes	$—	$—	$75,016
Class A Common Stock Warrants	—	—	31,606
Consent Fee Liability	—	—	2,953
Series B Preferred Stock Warrants	—	—	1,035
Series C Preferred Stock Warrants	—	—	60

	$—	$—	$110,670

December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Series B Preferred Stock Warrants	—	—	$508
Series C Preferred Stock Warrants	—	—	50

	$—	$—	$558

The Company’s warrant and consent fee liability are classified as other current liabilities in the unaudited consolidated condensed balance sheets and changes in the liability balance are recorded to unrealized gain or loss in the unaudited consolidated condensed statement of operations. The consent fee liability can be settled in either shares of Class A common stock at a conversion price of 80% of the deemed closing value on the date of the SPAC Transaction or for a $2.5 million cash payment. As a result, the consent fee is determined to be a freestanding liability under ASC 480 Distinguishing Liabilities from Equity, which provides freestanding instruments that represent obligations to issue a variable number of shares be classified as liabilities.

The carrying values of the following financial instruments approximated their fair values as of March 31, 2021 and December 31, 2020 based on their short-term maturities: cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, leases payable and short-term debt and other current liabilities.

There were no transfers into or out of any of the levels of the fair value hierarchy during the three months ended March 31, 2021 or 2020.

The following is a summary of changes in the fair value of the Level 3 liabilities during the three months ended March 31, 2021 and 2020:

	Convertible Bridge Notes	Class A Common Stock Warrants	Consent Fee Liability	Preferred Stock Warrant Series B and C
	(in thousands)
Balance, December 31, 2020	$—	$—	$—	$558
Issuance of financial instruments carried at fair value	76,405	18,373	—	—
Liability recorded at fair value	—	—	2,715	—
Loss from changes in fair value	—	13,233	238	537
Changes recorded in other comprehensive income	(1,389)	—	—	—

Balance, March 31, 2021	$75,016	$31,606	$2,953	$1,095

Balance, December 31, 2019	$1
Loss from changes in fair value of the warrant liabilities	139

Balance, March 31, 2020	$140

The following tables provide quantitative information associated with the fair value measurement of the Level 3 inputs:

	Fair Value as of March 31, 2021	Valuation Methodology	Transaction	Probability of Occurrence	Period (years)	Discount Rate
	(in thousands)
Convertible Bridge Notes	$75,016	Probability-Weighted Payoff Approach	Merger	90.0%	0.25	8.0%
			Maturity	5.0%	4.09	9.4%
			Other	5.0%	.25 -.59	8.0%
Consent Fee Liability	2,953	Probability-Weighted Payoff Approach	Merger	90.0%	0.25	8.0%
			Maturity	5.0%	4.09	9.4%
			Other	5.0%	.25 -.59	8.0%

	Fair Value as of March 31, 2021	Valuation Methodology	Transaction	Probability of Occurrence	Period (years)
	(in thousands)
Class A Common Stock Warrants	$31,606	Option Pricing Method (“OPM”)	Merger	90.0%	0.26
			Other	10.0%	0.26

	Fair Value as of March 31, 2021	Valuation Methodology	Transaction	Inputs
	(in thousands)
Series B Preferred Stock Warrants	$1,035	Black-Scholes Option Pricing Model	Preferred stock value	$1.0548
			Exercise price of warrant	$0.0100
			Term in years	0.26
			Risk-free interest rate	0.03%
			Volatility	50.0%

	Fair Value as of March 31, 2021	Valuation Methodology	Transaction	Inputs
	(in thousands)
Series C Preferred Stock Warrants	$60	Black-Scholes Option Pricing Model	Preferred stock value	$4.5753
			Exercise price of warrant	$4.3177
			Term in years	0.26
			Risk-free interest rate	0.03%
			Volatility	15.0%

20.	Commitments and Contingencies

Legal Proceedings

In the normal course of business, the Company may become involved in various legal proceedings which, by their nature, may be inherently unpredictable and which could have a material effect on the unaudited consolidated condensed financial statements, taken as a whole.

The Company’s founders, Jason and Marian Joh Andrews, (collectively, the “Founders”) have retained legal counsel in connection with claims they assert relating to the closing of the Company’s debt financings on October 31, 2019. The Founders claim that these October 2019 financings triggered a prepayment obligation to them under the Andrews Notes in an aggregate amount of $2.5 million. To date, the Founders have not filed a lawsuit and have taken no further legal action. The Company believes that these claims are without merit and, as such, they would not result in a probable material adverse effect on its financial position. Accordingly, the Company has not recorded a contingency loss. Also, on April 27, 2021, with the consent of our senior lenders, BlackSky entered into an agreement with the Founders under which BlackSky paid the Founders $750,000 towards the principal of the Founders Notes on April 28, 2021 and will pay $1.75 million towards the principal of the Andrews Notes upon the closing of Osprey merger.

As of March 31, 2021, with the exception of the items above, the Company was not aware of any additional pending, or threatened, governmental actions or legal proceedings to which the Company is, or will be, a party that, if successful, would result in an impact to its business or financial condition or results of operations.

Other Contingencies

The Company analyzed its unique facts and circumstances related to potential obligations in a certain state jurisdiction, including the delivery nature of its prior year intercompany services, payroll and other benefits-related services, current shared services between the parent and subsidiaries, and changing state laws and interpretations of those laws, and have determined that the Company may have an indirect tax obligation.

The Company has continued correspondence with the applicable authorities in an effort toward identifying a taxpayer-favorable resolution of the potential liabilities. The Company has recognized a liability including interest and penalties based on its best estimate as of March 31, 2021.

The following table summarizes the estimated indirect tax liability activity during the three months ended March 31, 2021:

March 31, 2021
(in thousands)
Balance, December 31, 2020	$921
Adjustments to existing liabilities	14

Balance, March 31, 2021	$935

The Company continues to analyze the additional obligations it may have, if any, it will adjust the liability accordingly.

BlackSky Merger with Osprey Technology Acquisition Corp.

On February 18, 2021, the Company entered into a merger agreement with Osprey Technology Acquisition Corp. (“Osprey”), a Special Purpose Acquisition Company. The merger between the Company and Osprey pursuant to this agreement would result in BlackSky becoming a publicly listed company, as the surviving business post-merger. If consummated, the merger will result in all holders of BlackSky’s issued and outstanding preferred stock and Class A Common Stock (inclusive of restricted stock awards), as well as holders of the notes issued as part of BlackSky’s 2021 bridge financings receiving shares of Osprey Class A Common Stock, in exchange for their BlackSky debt and equity holdings. Holders of BlackSky’s issued and outstanding Class B common stock will receive cash of $0.00001 per outstanding share.

Subsequent to the transaction, BlackSky will be a wholly owned subsidiary of Osprey. However, BlackSky is expected to be deemed the acquirer in the merger transaction for accounting purposes. Accordingly, the merger transaction is expected to be accounted for as a reverse recapitalization, in which case the net assets of Osprey will be stated at historical cost and no goodwill or other intangible assets will be recorded in connection with the merger. The expectation for the treatment of the merger transaction as a reverse recapitalization is based upon the expectations that (A) the pre-merger shareholders of BlackSky are expected to hold between 57% to 72% of the voting interests of the combined company, (B) BlackSky’s existing management team will serve as the initial management team of the combined company, (C) BlackSky will appoint a majority of the initial board of directors of the combined company, and (D) BlackSky’s operations will comprise the ongoing operations of the combined company.

Upon consummation of the merger, $180 million of cash raised by Osprey through a contemporaneous sale of Class A Common Stock in connection with the closing of a PIPE investment, as well any portion of the cash and marketable securities that is held in Osprey’s trust account at the time of the merger and not used to redeem shares of Osprey’s Class A Common Stock held by Osprey’s public shareholders upon the closing of the merger, is expected to become available to the combined company for general use. Cash available for general use will be reduced by cash payments made for (A) merger transaction costs incurred by both the Company and Osprey, (B) deferred underwriting fees related to Osprey’s IPO, (C) portions of the Company’s outstanding debt, and (D) other costs directly or indirectly attributable to the merger transaction.

There is no assurance that the merger between the Company and Osprey will occur, as consummation of the transaction is subject to (A) the affirmative vote of at least a majority of the votes cast by Osprey’s pre-merger public stockholders at an Osprey special meeting for which a quorum is present and (B) a minimum of $225 million of aggregate required funds becoming available to the combined company based upon the summation of (i) the $180 million of cash proceeds from Osprey’s contemporaneous PIPE Investment pursuant to which Osprey Class A Common Stock will be sold and (B) cash and marketable securities held in trust, after permitted redemptions of Class A common shares held by Osprey’s public shareholders. Neither approval of the merger transaction by Osprey’s public stockholders nor the amount of cash and marketable securities that would remain in Osprey’s trust account after permitted redemptions of Class A common shares by Osprey’s public stockholders is within the control of the Company or Osprey.

If the merger agreement is validly terminated by Osprey due to the Company changing its recommendation in support of the merger agreement prior to obtaining Company approval of the merger agreement by a majority of the voting power of the outstanding shares of the Company’s common stock and the majority of the then outstanding Company preferred stock, the Company would be required to pay a one-time termination fee totaling $40.7 million.

21.	Concentrations, Risks, and Uncertainties

The Company maintains all cash and cash equivalents with one financial institution. Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable and cash deposits.

For the three months ended March 31, 2021 and 2020, revenue from customers representing 10% or more of the consolidated revenue from continuing operations was $4.3 million and $2.6 million, respectively. Accounts receivable related to these customers as of March 31, 2021 and December 31, 2020 was $1.4 million and $2.0 million, respectively. Revenue from U.S. federal government and agencies was $6.1 million and $3.4 million for the three months ended March 31, 2021 and 2020, respectively. Accounts receivable related to U.S. federal government and agencies was $3.4 million and $1.3 million as of March 31, 2021 and December 31, 2020, respectively.

The Company generally extends credit on account, without collateral. Outstanding accounts receivable balances are evaluated by management and accounts are reserved when it is determined collection is not probable. In the three months ended March 31, 2021 and year ended December 31, 2020, the Company evaluated the realizability of the aged accounts receivable giving consideration of each customer’s financial history and liquidity position, credit rating and the facts and circumstances of collectability on each outstanding account and concluded that no reserve for uncollectible account was required.

22.	Subsequent Events

Management has evaluated subsequent events that have occurred through June 25, 2021, which is the date that the financial statements were available to be issued, and has determined that there were no subsequent events that required recognition or disclosure in the financial statements as of March 31, 2021, except as disclosed below.

Rocket Lab Launch

On May 15, 2021, a Rocket Lab Electron rocket carrying two of our satellites suffered a failure during flight, resulting in the loss of both satellites. This resulted in an impairment loss of $18.3 million, the full carrying value of the satellites, recorded to earnings in the second quarter of 2021; $8.4 million of the impairment loss relates to assets included in satellite procurement work in process and other assets as of March 31, 2021.

Issuance of Restricted Stock Units

Pursuant to actions by the Company’s Board of Directors on June 22, 2021, the Company granted an aggregate of 1,906,610 restricted stock awards to certain employees and an advisor of the Company.

Line of Credit

On June 23, 2021 the Company amended the Amended and Restated Loan and Security Agreement with SVB. The amendment extended the maturity of the line of credit to September 30, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

BlackSky Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BlackSky Holdings, Inc. (formerly Spaceflight Industries, Inc.) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue in 2020 due to the adoption of ASC 606, Revenue from Contracts with Customers.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring net losses from continuing operations, recurring negative cash flows from continuing operations, and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

McLean, VA

May 12, 2021

We have served as the Company’s auditor since 2015.

BLACKSKY HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$5,098	$31,715
Restricted cash	5,475	5,475
Accounts receivable, net of allowance of $0 and $0, respectively	2,903	4,328
Prepaid expenses and other current assets	965	2,126
Contract assets	3,796	—
Current assets held for sale	—	22,219

Total current assets	18,237	65,863
Property and equipment - net	20,852	10,968
Goodwill	9,393	9,393
Investment in equity method investees	3,277	4,231
Intangible assets - net	3,831	5,182
Satellite procurement work in process	62,664	67,030
Other assets	$1,661	$697

Total assets	$119,915	$163,364

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable and accrued liabilities	$7,966	$8,193
Amounts payable to equity method investees	8,762	11,460
Contract liabilities - current	14,537	7,952
Debt - current portion	16,739	41,198
Other current liabilities	7,439	281
Current liabilities held for sale	—	31,216

Total current liabilities	55,443	100,300
Liability for estimated contract losses	6,252	—
Long-term liabilities	3,605	2,544
Long-term contract liabilities	2,559	—
Long-term debt - net of current portion	84,869	78,815

Total liabilities	152,728	181,659
Commitments and contingencies (Note 21)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.00001 par value-authorized, 8,652 shares; issued and outstanding, 8,652 shares and 8,652 shares in 2020 and 2019, respectively. (Liquidation preference of $7,500)	7,495	7,495
Series B redeemable convertible preferred stock, $0.00001 par value-authorized, 20,042 shares; issued and outstanding, 18,987 shares and 18,987 shares in 2020 and 2019, respectively. (Liquidation preference of $22,167)	21,405	21,405
Series B-1 redeemable convertible preferred stock, $0.00001 par value-authorized, 9,508 shares; issued and outstanding, 9,508 shares and 9,508 shares in 2020 and 2019, respectively. (Liquidation preference of $25,000)	24,138	24,138
Series C redeemable convertible preferred stock, $0.00001 par value-authorized, 48,364 shares; issued and outstanding, 41,908 shares and 39,824 shares in 2020 and 2019, respectively. (Liquidation preference of $201,050)	121,530	118,283

Total redeemable convertible preferred stock	174,568	171,321
Stockholders’ deficit:
Common stock A, $0.00001 par value-authorized, 400,000 shares; issued, 110,789 shares and 72,319 shares in 2020 and 2019, respectively; outstanding, 97,816 shares and 72,319 shares in 2020 and 2019, respectively	1	1
Common stock B, $0.00001 par value-authorized, 90,000 shares; issued and outstanding, 83,987 shares and 83,987 shares in 2020 and 2019, respectively.	1	1
Treasury stock, shares at cost, 11,500 shares and 11,500 shares in 2020 and 2019, respectively.	(12,500)	(12,500)
Additional paid-in capital	28,569	26,146
Accumulated deficit	(223,452)	(203,264)

Total stockholders’ deficit	(207,381)	(189,616)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$119,915	$163,364

See notes to consolidated financial statements

BLACKSKY HOLDINGS, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2020	2019
Revenues:
Service	$18,737	$13,325
Product	2,398	388

Total revenues	21,135	13,713
Costs and expenses:
Service costs, excluding depreciation and amortization	13,331	11,098
Product costs, excluding depreciation and amortization	10,535	399
Selling, general and administrative	28,609	33,745
Research and development	255	1,099
Depreciation and amortization	9,803	6,897
Satellite impairment loss	—	6,606

Operating loss	(41,398)	(46,131)
Gain/(loss) on debt extinguishment	284	(3,267)
Realized gain on conversion of notes	—	4,113
Unrealized (loss)/gain on derivative	(558)	541
Loss on equity method investment	(953)	(1,241)
Interest expense	(5,201)	(13,693)
Other income/(expense), net	103	(190)

Loss before income taxes	(47,723)	(59,868)
Income tax (provision) benefit	—	—

Loss from continuing operations	(47,723)	(59,868)
Discontinued operations:
Gain/(loss) from discontinued operations, before income taxes (including gain from disposal of Launch Division of $30,672 and $0 for the years ended December 31, 2020 and 2019, respectively)	28,185	(6,160)
Income tax (provision) benefit	—	—

Gain/(loss) from discontinued operations, net of tax	28,185	(6,160)

Net loss	(19,538)	(66,028)
Other comprehensive loss	—	—
Total comprehensive loss	$(19,538)	$(66,028)

Basic and diluted income/(loss) per share of common stock:
Loss from continuing operations	$(0.56)	$(2.22)
Gain/(loss) from discontinued operations, net of tax	0.33	(0.23)

Net loss per share of common stock	$(0.23)	$(2.45)

See notes to consolidated financial statements

BLACKSKY HOLDINGS, INC

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2020 and 2019

(in thousands)

					Additional Paid-In Capital				Total Stockholders’
	Common Stock A		Common Stock B			Treasury Stock		Accumulated Deficit
	Shares	Amount	Shares	Amount		Shares	Amount		Deficit
Balance as of January 1, 2019	16,825	$—	83,987	$1	$21,946	11,500	$(12,500)	$(137,236)	$(127,789)
Conversion of loan for stock-net of conversion cost of $359	53,888	1	—	—	230	—	—	—	231
Stock-based compensation	—	—	—	—	3,849	—	—	—	3,849
Proceeds from options exercised	1,606	—	—	—	121	—	—	—	121
Net loss	—	—	—	—	—	—	—	(66,028)	(66,028)

Balance as of December 31, 2019	72,319	1	83,987	1	26,146	11,500	(12,500)	(203,264)	(189,616)

Adoption of Accounting Standards Updates “ASU”, ASU 2014-09	—	—	—	—	—	—	—	(650)	(650)

Adjusted balance as of January 1, 2020	72,319	1	83,987	1	26,146	11,500	(12,500)	(203,914)	(190,266)
Stock-based compensation, including $218 in the sale of Spaceflight, Inc.	—	—	—	—	2,393	—	—	—	2,393
Issuance of common stock upon exercise of stock options	2,061	—	—	—	30	—	—	—	30
Issuance of common stock upon vesting of restricted stock awards	22,835	—	—	—	—	—	—	—	—
Issuance of common stock as contingent consideration for the purchase of OpenWhere, Inc.	601	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(19,538)	(19,538)

Balance as of December 31, 2020	97,816	$1	83,987	$1	$28,569	11,500	$(12,500)	$(223,452)	$(207,381)

See notes to consolidated financial statements

BLACKSKY HOLDINGS, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(19,538)	$(66,028)
Gain/(loss) from discontinued operations, net of tax	28,185	(6,160)

Loss from continuing operations	(47,723)	(59,868)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	9,803	6,897
(Gain)/loss on debt extinguishment	(284)	3,054
Satellite impairment loss	—	6,606
Stock-based compensation expense	1,985	3,228
Amortization of debt discount and issuance costs	1,137	1,811
Realized gain on promissory notes	—	(4,113)
Loss on equity method investment	953	1,241
Loss on disposal of property and equipment	—	6
Unrealized loss/(gain) on derivatives	558	(541)
Changes in operating assets and liabilities:
Accounts receivable	1,425	(64)
Contract assets	(3,796)	(658)
Prepaid expenses, and other current assets	400	(1,982)
Other assets	(1,024)	—
Accounts payable and accrued liabilities	2,483	3,356
Other current liabilities	(340)	(363)
Contract liabilities - current and long-term	9,019	6,573
Liability for estimated contract losses	6,252	—
Other long-term liabilities	3,852	1,699

Cash flows used in operating activities - continuing operations	(15,300)	(33,118)
Cash flows (used in) provided by operating activities - discontinued operations	(16,374)	6,808

Net cash used in operating activities	(31,674)	(26,310)

Cash flows from investing activities:
Purchase of property and equipment	(281)	(481)
Satellite procurement work in process	(18,096)	(33,208)

Cash flows used in investing activities - continuing operations	(18,377)	(33,689)
Cash flows provided by (used in) investing activities - discontinued operations	8,607	(266)

Net cash (used in) investing activities	(9,770)	(33,955)

Cash flows from financing activities:
Principal payments on debt	—	(14,000)
Payment for debt and equity issuance costs	(108)	(3,611)
Withholding tax payment on vesting of restricted stock awards and options exercised	(39)	—
Proceeds from options exercised	30	121
Proceeds from borrowings	3,600	107,640
Capital lease payments	(39)	(311)

Cash flows provided by financing activities - continuing operations	3,444	89,839
Cash flows used in financing activities - discontinued operations	—	(133)

Net cash provided by financing activities	3,444	89,706

Net (decrease) increase in cash, cash equivalents, and restricted cash	(38,000)	29,441
Cash, cash equivalents, and restricted cash - beginning of year	37,190	17,577
Cash reclassified to assets held for sale at beginning of period	11,383	1,555
Cash reclassified to assets held for sale at the end of period	—	(11,383)

Cash, cash equivalents, and restricted cash - end of year	$10,573	$37,190

See notes to consolidated financial statements

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2020	2019
	(in thousands)
Cash and cash equivalents	$5,098	$31,715
Restricted cash	$5,475	$5,475

Total cash, cash equivalents, and restricted cash	$10,573	$37,190

	December 31,
	2020	2019
	(in thousands)
Supplemental disclosures of cash flows information:
Cash paid for interest	$1,113	$1,678
Supplemental disclosures of non-cash financing and investing information:
Property and equipment additions accrued but not paid	$5,397	$5,292
Conversion of debt to equity	$—	$36,236
Issuance of preferred stock in the sale of Spaceflight, Inc.	$3,247	$—
Increase of debt principal for paid-in-kind interest	$2,791	$—
Application of Secured Loan against the 2020 Share Purchase Agreement (“SPA”) purchase price	$26,182	$—
Equipment acquired under capital lease	$9	$111

See notes to consolidated financial statements

BLACKSKY HOLDINGS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019

1.	Organization and Business

BlackSky Holdings, Inc. (“BlackSky” or the “Company”), formerly known as Spaceflight Industries, Inc., was incorporated in the State of Delaware on September 24, 2014. The Company is headquartered in Herndon, Virginia and had two operating divisions: the BlackSky Division and, prior to June 12, 2020, Spaceflight, Inc. (the “Launch Division”). The BlackSky Division is composed of the Company’s other operating entities, BlackSky Global LLC and BlackSky Geospatial Solutions, Inc. BlackSky also owns a portion of the equity method investment X-Bow Launch Systems Inc. (“X-Bow”) and LeoStella, LLC (“LeoStella”), its joint venture with Thales Alenia Space US Investment LLC (“Thales”). On June 12, 2020, the Company completed the sale of 100% of its equity interests in the Launch Division to M&Y Space Co. Ltd. (“M&Y Space”), as discussed further below.

The BlackSky Division

The BlackSky Division is a leading provider of geospatial intelligence, imagery and related data analytic products and services and mission systems. The Company monitors activities and facilities worldwide by leveraging its proprietary small satellite constellation and harnessing the world’s expanding sensor networks. The Company’s on-demand constellation of satellites can image a location multiple times throughout the day, and the Company processes millions of observations from its satellites in space, air sensors, environmental sensors, asset tracking sensors, industrial internet-of-things (“IoT”) connected devices, and internet-enabled narrative sources. The Company monitors for pattern-of-life anomalies to produce alerts and enhance situational awareness for government and commercial customers worldwide. The Company’s monitoring service is powered by cutting-edge computing techniques—including machine learning, artificial intelligence, computer vision, and natural language processing. The Company’s global monitoring service is available via a simple subscription and requires no specialized technological infrastructure or setup.

The Company is a first mover in Earth observation, leveraging the performance and economics of its innovative small satellite constellation to deliver high revisit global monitoring solutions. The Company’s artificial intelligence/machine learning powered analytics platform derives unique insights from its constellation, as well as a variety of space, IoT, and terrestrial based sensors and data feeds. The Company has developed a fully-integrated, proprietary technology stack that includes its constellation of high-resolution small satellites that monitor global events and activities at high revisit rates, an artificial intelligence and machine learning enabled software platform that translates data into actionable insights, a proprietary database that continually captures information on global changes, and an application layer that delivers on-demand solutions directly to its customers.

In 2017, BlackSky and X-Bow entered into a Stock Subscription and Technology Transfer Agreement. Under the agreement, X-Bow issued 13.5 million of its own shares to BlackSky; in exchange, BlackSky irrevocably assigned and transferred certain intellectual property rights to X-Bow. As of December 31, 2020, BlackSky has a 20.6% ownership interest in X-Bow (Note 6).

In 2018, BlackSky and Thales formed a joint venture named LeoStella, LLC, a vertically-integrated small satellite design and manufacturer based in Tukwila, Washington, from which the Company procures satellites to operate its business. BlackSky and Thales each own 50% of LeoStella (Note 6).

As of December 31, 2020, the Company’s had five satellites in commercial operations. Ultimately, the Company seeks to establish a constellation of 30 high-resolution, multi-spectral satellites capable of monitoring targeted locations on Earth every 30 minutes, day or night.

The Launch Division

The Launch Division was based in Seattle, Washington and provided small satellite launch brokerage services to customers that manifest, certify, and integrate auxiliary payloads onto a single launch vehicle. The Launch Division leveraged its extensive relationships in the commercial launch market and provided satellite launch brokerage services for its customers based on specific launch time frames, orbital parameters, payloads, and compatible launch vehicles. The Launch Division specialized in the launch of small satellites with masses between 1 kg and 300 kg into low earth orbit.

As part of the Company’s strategy to focus on the BlackSky Division, the Company executed a stock purchase agreement (“2020 SPA”) in January 2020 to divest its ownership of the Launch Division. On June 12, 2020, the Company completed the sale of 100% of its equity interests in Launch to M&Y Space under the previously executed 2020 SPA, for a final purchase price of $31.6 million. The Launch Division’s financial results are material to the Company’s financial results and, as such, are reported as discontinued operations (Note 7).

Liquidity and Going Concern

For the years ended December 31, 2020 and 2019, the Company incurred net losses from continuing operations of $47.7 million and $59.9 million, respectively, and incurred negative cash flows from continuing operating activities of $15.3 million and $33.1 million, respectively. The Company has incurred operating losses since inception, and continues to face significant risks associated with successful execution of the Company’s business plan that include, but are not limited to, customer acquisition, competition and market risk, technical risk, liquidity risk, and risks associated with the retention of key personnel. For the years ended December 31, 2020 and 2019, the Company had working capital deficits of $37.2 million and $34.4 million, respectively. The Company has historically funded its operations through issuance of preferred stock to private investors (Note 16) and debt financings (Note 14). The Company evaluated its financial condition as of December 31, 2020 and determined it is probable that, without consideration of a remediation plan to refinance existing debt facilities and raise new sources of capital, the Company would be unable to meet repayment obligations and ongoing working capital shortfall in the next twelve months, and there is uncertainty about the Company’s ability to continue as a going concern. The conditions identified above raise substantial doubt about the Company’s ability to continue as a going concern through at least twelve months from the issuance date of the consolidated financial statements.

In the first half of 2020, the Company successfully divested the Launch Division, extinguished $26.0 million of short-term debt and extended the maturity date of a $16.1 million line of credit to June 30, 2021. On February 2, 2021, the Company entered into a bridge financing arrangement for $58.1 million to further improve the Company’s liquidity position. On February 17, 2021 the Company entered into a definitive agreement for a merger that would result in the Company becoming a publicly listed company (Note 23). Given the Company’s projected net losses and negative cash flows, there can be no assurance that the Company’s business efforts will be successful, that the Company will continue to raise additional funds, or that the Company will be able to delay or reduce planned expenditures if necessary, to maintain sufficient liquidity.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business and does not include any adjustments to reflect the outcome of this uncertainty.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Preparation

The Company has prepared its consolidated financial statements in accordance with GAAP. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. In addition, the consolidated financial statements include the Company’s proportionate share of the earnings or losses of its joint venture and a corresponding increase or decrease to its investment, with recorded losses limited to the carrying value of the Company’s investment. All intercompany transactions and balances have been eliminated upon consolidation.

The Company’s consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, including derivative financial instruments, which are stated at fair value.

Unless otherwise indicated, amounts provided in the Notes pertain to the Company’s continuing operations (See Note 7 for information on discontinued operations).

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the reporting date, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could materially differ from those estimates. Significant estimates made by the Company relate to revenue and associated cost recognition, the collectability of accounts receivable, the recoverability and useful lives of property and equipment, the valuation of equity warrants and warrant liabilities, fair value estimates, the recoverability of goodwill and intangible assets, the provision for income taxes, and stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash in banks and highly liquid investments with original maturities of three months or less.

Restricted Cash

The Company classifies cash as restricted when the cash is unavailable for withdrawal or usage for general operations. Restricted cash represents certificates of deposits held by a bank as a compensating balance for letters of credit, which facilitate certain contracts with customers, and cash collateral for leases and other contracts.

Accounts Receivable—net

Accounts receivable are customer obligations due to the Company under normal trade terms. The majority of the Company’s sales are with U.S. federal government and agencies. Management performs continuing credit evaluations on each customer’s financial condition and reviews accounts receivable on a periodic basis to determine if any accounts receivable will potentially be uncollectible. The Company reserves for any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect an accounts receivable balance have failed, the accounts receivable balance is written off against the allowance for doubtful accounts. The Company assessed all existing accounts receivable as collectible as of December 31, 2020 and 2019, and accordingly the Company has not recorded an allowance for doubtful accounts.

Prepaid Expenses and Other Current Assets

Prepaid expenses are advance payments made in the ordinary course of business and are amortized on a straight-line basis over the period of benefit. Other current assets consist primarily of non-trade receivables.

Property and Equipment—net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation expense is recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the estimated useful life of the related asset to its residual value.

The estimated useful lives are as follows:

Asset	Estimated useful lives-years
Satellites	3
Computer equipment and software	3
Site and other equipment	3 - 5
Ground station equipment	2
Office furniture and fixtures	5
Leasehold improvements	shorter of useful life or remaining lease term

Capitalized satellite costs include material costs, labor costs incurred from the start of the pre-acquisition stage through the construction stage, and the costs incurred to launch the satellite into orbit for its intended use. Labor costs incurred prior to and after the pre-acquisition and construction stages are charged to expense. Once the satellite has reached orbit and makes contact with the Company’s network the Company commences depreciation. The designated useful life of the Company’s satellites is estimated to be three years, and depreciation is recognized using the straight-line method. Subsequent to launch, the Company’s satellites must meet certain performance and operational criteria to be deemed commercially viable. If the criteria are not met, the Company assesses the satellite for impairment.

Goodwill, Intangible Assets—net, and Other Long-Lived Assets

Goodwill

Goodwill represents the excess of purchase price over the fair value of the identifiable assets acquired less the liabilities assumed in the acquisition of a business.

Goodwill is tested annually for impairment at December 31, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Goodwill is tested for impairment at the reporting unit level by comparing the reporting unit’s carrying amount to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company continuously evaluates whether indicators of impairment exist to determine whether it is necessary to perform a quantitative goodwill impairment test. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include (a) a significant decline in the Company’s expected future cash flows; (b) a significant adverse change in legal factors or in the business climate; (c) unanticipated competition; (d) the testing for recoverability of a significant asset group within a reporting unit; or (e) slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on the consolidated financial statements.

Long-Lived Assets and Finite-Lived Intangible Assets

The Company reviews long-lived assets, including finite-lived intangible assets, property and equipment, satellite procurement work in process and other long-term assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Significant judgments in this area involve determining whether a triggering event has occurred and determining the future cash flows for assets involved. In conducting this analysis, the Company compares the undiscounted cash flows expected to be generated from the long-lived assets (or asset group) to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment charge is measured and recognized based upon the difference between the carrying value of long-lived assets (or asset group) and their fair value.

Intangible assets subject to amortization include customer backlog and relationships, domain names, distribution agreements, and technology. Such intangible assets, excluding customer-related intangibles, are amortized on a straight-line basis over their estimated useful lives, which are generally two to five years. Customer-related intangible assets are amortized on either a straight-line or accelerated basis, depending upon the pattern in which the economic benefits of the intangible asset are utilized.

The estimated useful lives of the Company’s finite-lived intangible assets are as follows:

Asset	Estimated useful lives-years
Distribution agreements	2
Customer backlog and relationships	1-10
Technology	3-5

Satellite Procurement Work in Process

Satellite procurement work in process primarily represent deposits paid to (a) LeoStella for the progress payments associated with the engineering, long lead procurement of satellite components, and manufacturing of the Company’s satellites and (b) launch service vendors for the costs associated with launching the Company’s satellites. Satellite procurement work in process capitalized, but not yet paid, are recognized as the Company has the rights to the in-process assets that LeoStella is engineering on the Company’s behalf or a refund of amounts paid to date, less certain costs. At launch, these costs, and other costs incurred to put a satellite into service, are aggregated and reclassified as property and equipment, subject to depreciation (Note 8).

Contingent Liabilities

The Company may become involved in litigation or other financial claims in the normal course of its business operations. The Company periodically analyzes currently available information relating to these claims, assesses the probability of loss, and provides a range of possible contingencies when it believes that sufficient and appropriate information is available. The Company accrues a liability for those contingencies where the occurrence of a loss is probable and the amount can be reasonably estimated.

Debt Issuance Costs and Debt Discount

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the life of the related debt. In prior years a debt discount was recorded upon the issuance of detachable warrants, which were granted in conjunction with the issuance of debt and calculated at fair market value as described in Note 20. The debt discount is also amortized to interest expense using the effective interest method over the life of the related debt. Short-term and long-term debt are presented net of the unamortized debt issuance costs and debt discount in the consolidated balance sheets.

The Company incurred issuance costs in connection with the Omnibus Agreement and Waiver Agreement and Conversion Election (the “2019 Omnibus Agreement”) (Note 14) in the year ended December 31, 2019. Issuance costs directly identifiable with a specific debt transaction were assigned to that transaction and either expensed or capitalized based upon the nature of the respective debt refinancing transaction. The remaining costs not specifically identifiable with a transaction were allocated based on the relative fair value of the outstanding debt amounts. Allocated third-party costs, as well as specifically identifiable third-party advisory and appraisal costs to rollover the debt into a new loan facility, were expensed. Third-party issuance costs allocated to the conversion of debt into equity were recorded to additional paid-in-capital.

Fair Value of Financial Instruments

The Company accounts for certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The process for analyzing the fair value measurement of certain financial instruments on a recurring, or non-recurring, basis includes significant judgment and estimates of inputs including, but not limited to, volatility, discount for lack of marketability, application of an appropriate discount rate, and probability of liquidating events. The Company utilizes the market valuation methodology and specific option pricing methodology to value the more complex financial instruments and the Black-Scholes option-pricing model to value standard common stock warrants.

The framework for measuring fair value specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 Inputs—Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 Inputs—Inputs are unobservable inputs which reflect the Company’s own assumptions on what assumptions the participants would use in pricing the asset or liability based on the best available information.

Equity Method Investments

Investments where the Company has the ability to exercise significant influence, but not control, are accounted for under the equity method of accounting and are included in investment in equity method investees on the Company’s consolidated balance sheets. Significant influence typically exists if the Company has a 20% to 50% ownership interest in the investee. Under this method of accounting, the Company’s share of the net earnings or losses of the investee are included in the Company’s consolidated statements of operations and comprehensive loss’.

Equity method investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period.

Intra-entity profits arising from the sale of assets from the equity method investments to the Company are eliminated and deferred if those assets are still held by the Company at the end of the reporting period. The intra-entity profits will be recognized as the assets are consumed or sold to an external third party.

Classification of Preferred Stock as Temporary Equity

The Company applies the guidance in ASC 480, “Distinguishing Liabilities from Equity”, to determine the classification of financial instruments issued. The Company first determines if the instruments should be classified as liabilities under this guidance based on the redemption features, if mandatorily redeemable or not, and the method of redemption, if in cash, a variable number of shares or a fixed number of shares.

If the terms provide that an instrument is mandatorily redeemable in cash, or the holder can compel a settlement in cash, or will be settled in a variable number of shares predominantly based on a fixed monetary amount, the instrument is generally classified as a liability. Instruments that are settled by issuing a fixed number of shares are generally classified as equity instruments. None of the Company’s redeemable convertible preferred stock was accounted for as a liability as none of the above mentioned conditions were present.

The Company’s certification of incorporation, as amended, does not provide redemption rights to the holders of the preferred shares. If a liquidation event occurs, all the funds and assets of the Company available for distribution among all the stockholders shall be distributed based on a defined mechanism. Although the preferred shares are not redeemable, in the event of certain “deemed liquidation events” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets, or public offerings), the holders of the preferred shares would be entitled to preference amounts paid before distribution to other stockholders and hence effectively redeeming the preference amount outside of the Company’s control. In accordance with Accounting Series Release No. 268 (“ASR 268”) and ASC 480, the Company’s convertible preferred shares are classified outside of stockholders’ deficit as a result of these in-substance contingent redemption rights. As of December 31, 2020 and 2019, the Company did not adjust the carrying values of the convertible preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

Treasury Stock

The Company accounts for treasury stock under the cost method and includes treasury stock as a component of stockholders’ deficit. The Company did not have repurchases in the years ended December 31, 2020 and 2019.

Revenue Recognition

The Company generates revenues from the sale of services and products. Service revenues include imagery and data, software & analytics, including professional services, that are recognized from the rendering of services under cost-plus-fixed-fee, firm fixed price, or on a time and materials basis. Product revenues include engineering and integration from long-term construction contracts.

The Company adopted the provisions of the new revenue recognition standard, Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”), for the fiscal year beginning January 1, 2020 using the modified retrospective adoption method for the contracts that were not completed at the date of initial application. Concurrent with the adoption of the new standard, the Company has updated its revenue recognition policy in accordance with the five-step model set forth under ASC 606.

Revenue Recognition Prior to the Adoption of ASC 606

Revenues are recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. The Company excludes from revenues all sales taxes assessed to its customers. Sales taxes are recorded within selling, general and administrative expense in the consolidated statements of operations and comprehensive loss and as accounts payable and accrued liabilities in the consolidated balance sheets until remitted to applicable local and state agencies. For firm fixed price contracts that include specified milestones which obligate both parties to perform, revenue is recognized based on the efforts-expended methodology or contract milestones achieved. Under the efforts-expended methodology, an evaluation of completion is done based on labor hours spent over total expected program hours. For all other contracts, revenue is recognized as services are performed and is generally based on the negotiated hourly rate in the contract and the number of hours worked during the period. Imagery revenue is recognized as the imagery is delivered to the customer.

Revenue Recognition Subsequent to the Adoption of ASC 606

The Company generates revenues through offering imagery; data, software and analytics; and engineering and integration solutions (including mission systems), primarily to government agencies. Most of the contracts include multiple promises which are generally separated as distinct performance obligations. The Company allocates the transaction price to each performance obligation based on the relative standalone selling prices using observable sales transactions where applicable.

Revenue is measured at the fair value of consideration received or receivable and net of discounts. The Company applies a policy election to exclude transaction taxes collected from customer sales when the tax is both imposed on and concurrent with a specific revenue-producing transaction. The Company estimates any variable consideration, and whether the transaction price is constrained, upon execution of each contract. The Company did not have any active contracts with significant variable consideration as of December 31, 2020.

The estimation of total revenue and costs at completion is subject to many variables and requires judgment. The Company typically recognizes changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. Such changes in contract estimates can result in the recognition of revenue in a current period for performance obligations which were satisfied or partially satisfied in a prior period. Changes in contract estimates may also result in the reversal of previously recognized revenue, if the current estimate differs from the previous estimate. If at any time the estimate of profitability for a performance obligation indicates a probable anticipated loss, the Company recognizes the total loss for the performance obligation in the period it is identified. Changes in estimates related to contracts accounted for using the cost-to-cost measure of progress are recognized in the period in which such changes are made for the inception-to-date effect of the changes. Changes in estimates on contracts for the year ended December 31, 2020 resulted in the reversal of $1.5 million of previously recognized product revenues and an increase in product costs for estimated contract losses of $6.6 million combined for three of the Company’s long-term construction contracts related to the design, development and manufacture of the Company’s Gen-3 satellites. The changes in estimates resulted from test readiness review failures in 2020 and changes in market conditions, including changes in customer demand for higher image resolution and broader analytical capabilities. These factors led to the Company’s decision to utilize a new payload design to satisfy contract requirements which resulted in additional unplanned contract costs. The remaining aggregate changes in estimates on contracts for the years ended December 31, 2020 and 2019 were immaterial. During the year ended December 31, 2020, there was no revenue recognized from performance obligations satisfied in previous periods.

Imagery

Imagery services include imagery delivered from the Company’s satellites in orbit via an online secure platform. Imagery performance obligations are recognized as service revenues at the point-in-time when the Company delivers images to the platform or, in limited circumstances, ratably over the subscription period when the customer has a right to access the online secure platform for unlimited images.

Data, Software and Analytics

The Company leverages proprietary artificial intelligence and machine learning algorithms to analyze data coming from both the Company’s proprietary sensor network and third-party sources to provide hard-to-get data, insights and analytics for customers. The Company continues to integrate and enhance our products by performing contract development while retaining product rights. The Company provides technology enabled professional service solutions and to support customer-specific software development requests, integration, testing and training. The Company also provide systems engineers to support efforts to manage mass quantities of data. The Company also offers customers professional service solutions related to object detection, site monitoring and enhanced analytics through which the Company can detect key objects in critical locations such as ports, airports, and construction sites; monitor changes at, damages to or other anomalies in key infrastructure; and analyze stockpiles or other critical inventory.

Services revenues from data, software and analytics contracts is recognized from the rendering of services over time on a cost-plus, firm fixed price, or time-and-materials basis. For firm fixed price contracts, the Company recognizes revenue using a cost-to-cost measure of progress, pursuant to which the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs to complete the performance obligation (“EAC”). A performance obligation’s EAC includes all direct costs such as labor, materials, subcontract costs, overhead and an allocable portion of general and administrative costs. In addition, an EAC of a performance obligation includes future losses estimated to be incurred on onerous contracts, as and when known. For contracts structured as cost-plus or on a time-and-materials basis, the Company generally recognizes revenue based on the right-to-invoice practical expedient, as the Company is contractually able to invoice the customer based on the control transferred to the customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date.

Engineering and Integration

The Company develops and delivers advanced launch vehicle, satellite and payload systems for customers that leverage the Company’s capabilities in mission systems engineering and operations, ground station operations, and software and systems development. These systems are typically sold to government customers under fixed price contracts.

Service and Product Costs

Service costs primarily include internal aerospace and geospatial software development labor, third-party data and imagery, internal labor to support the ground stations and space operations, and cloud computing and hosting services.

Product costs primarily include the cost of internal labor for product design, integration and engineering in support of long-term development contracts for launch vehicle, satellite and payload systems. The Company also incurs subcontract direct materials and external labor costs to build and test specific components such as the communications system, payload demands and sensor integration. Costs are expensed as incurred except for incremental costs to obtain or fulfill a contract, which are capitalized and amortized on a systematic basis consistent with the transfer of goods and services.

Indirect costs incurred within or allocated to the Company’s customers are classified as overhead (included in product and services costs based on the nature of the contract). The Company does not have any contracts that are subject to U.S. Government Cost Accounting Standards .

Contract Assets and Liabilities

Contracts are typically billed to the customer using milestone payments and, as a result, the timing of revenue recognition, customer billings and cash collections results in a net contract asset or liability at the end of each reporting period.

Contract assets include unbilled receivables, which is the amount of revenue recognized that exceeds the amount billed to the customer, where right to payment is not just subject to the passage of time; incremental costs to obtain contracts, primarily comprised of contract commissions; and costs to fulfill the contracts. Contract liabilities consist of deferred revenue and billings in excess of costs.

Incremental costs incurred to obtain or fulfill a contract are capitalized and amortized on a systematic basis consistent with the transfer of goods or services to the customer to which the capitalized costs relate. For the contracts less than one year, the Company has elected the practical expedient not to capitalize associated incremental costs. As of December 31, 2020, current costs to obtain or fulfill a contract were $0.3 million and are included in contract assets within the consolidated balance sheets.

The Company’s average payment terms are 30 days and sales arrangements do not include any significant financing components for its customers. Any payments that are received from a customer in advance of satisfaction of a related performance obligation, as well as billings in excess of revenue recognized, are deferred and treated as a contract liability. Advance payments and billings in excess of revenue recognized are classified as current or non-current contract liabilities based on the timing of when the recognition of revenue is expected.

Changes in contract liabilities are primarily due to the timing difference between the Company’s performance of services and payments from customers. To determine revenue recognized from contract liabilities during the reporting periods, the Company allocates revenue to individual contract liability balances and applies revenue recognized during the reporting periods first to the beginning balances of contract liabilities until the revenue exceeds the balances.

Research and Development Costs

The Company primarily incurs research and development costs for data science modeling and algorithm development related to its geospatial analytical platform. In addition, the Company recognizes costs incurred before the technological feasibility stage for internal projects, such as aerospace and other satellite developments, as research and development costs.

Advertising Costs

Advertising costs are expenses associated with promoting the Company’s services and products. Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying consolidated statement of operations. For the years ended December 31, 2020 and 2019, advertising costs were $0.5 million and $0.2 million, respectively.

Income Taxes

The Company accounts for income taxes following the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date.

The Company measures deferred tax assets based on the amount that the Company believes is more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including reversals of existing taxable temporary differences, tax-planning strategies, and historical results of recent operations. In evaluating the objective evidence that historical results provide, the Company considers three trailing years of cumulative operating income or loss. Valuation allowances are provided, if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A full valuation allowance was recorded against the deferred tax assets as of December 31, 2020 and 2019. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company’s effective tax rate in the future.

The Company believes that its tax positions comply with applicable tax law. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The Company’s income tax expense and liability and/or receivable, deferred tax assets and liabilities, and liabilities for uncertain tax benefits reflect management’s best assessment of estimated current and future taxes to be paid or received.

Deferred Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Company’s planned reverse recapitalization transaction (refer to Note 23). These costs will be charged to stockholders’ equity (deficit) upon the completion of the reverse recapitalization transaction. During the year ended December 31, 2020 the Company did not incur any offering costs related to the transaction and, as such, did not capitalize any offering costs in the consolidated balance sheet as of December 31, 2020.

Stock-Based Compensation

The Company issued equity and equity-based awards under its 2014 Stock Incentive Plan (the “2014 Plan”) and 2011 Stock Incentive Plan (the “2011 Plan”) (collectively the “Plans”), which are administered by the Company’s Board of Directors. Under the 2011 Plan, options to purchase up to 1,608,800 shares of the common stock have been authorized. Under the 2014 Plan, options to purchase up to 98,253,287 shares of the common stock have been authorized. Grants are approved by the Board of Directors. Option awards that have been canceled, forfeited, or expired are available for issuance and use in connection with future awards.

The Company uses the Black-Scholes option pricing model to value all options and the straight-line method to amortize this fair value as compensation cost over the requisite service period. The fair value of each option granted has been estimated as of the date of grant using the following inputs for the years ended December 31, 2020 and 2019.

Expected Dividend Yield. The Black-Scholes valuation model requires an expected dividend yield as an input. The dividend yield is based on historical experience and expected future changes. The Company currently has no plans to pay dividends on its common stock.

Expected Volatility. The expected volatility of options granted was estimated based upon the historical share price volatility of comparable publicly traded companies.

Risk-free Interest Rate. The yield on actively traded non-inflation indexed U.S. Treasury notes was used to extrapolate an average risk-free interest rate based on the expected term of the underlying grants.

Expected Term. The expected term is the estimated duration to a liquidation event based on a weighted average consideration of the most likely exit prospects for this stage of development. The Company is privately funded, and the lack of marketability is factored into the expected term of options granted. The Company will continue to review its estimate in the future and adjust it, if necessary, due to changes in the Company’s historical exercises.

The most significant assumption used in determining the fair value of the Company’s equity-based awards is the estimated fair value of common stock on the grant date. In order to the determine the fair value of the common stock on the grant date, a valuation analysis is performed by management, with the assistance of a third-party valuation firm, using a combination of market and income approaches.

In the year ended December 31, 2019, the Company adjusted the exercise price of all outstanding common stock options. For each award, the Company calculated incremental fair value, which is the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The incremental fair value was recognized as stock-based compensation expense to the extent that the modified stock option was vested, and for stock options that are unvested, will be recognized as stock-based compensation expense over the remaining vesting period.

Segment Information

The Company historically has organized its operations around two operating segments, the Launch Division and the BlackSky Division. Prior to being sold, the Launch Division provided small satellite launch brokerage services to customers, including manifesting, certifying, and integrating auxiliary payloads onto a single launch vehicle. The Company agreed to sell the Launch Division on January 31, 2020. The BlackSky Division which is currently the only operating segment of the Company provides geospatial intelligence, imagery and related data analytic products and services, and mission systems that include the development, integration, and operations of satellite and ground systems to commercial and government customers.

The Company’s Chief Operating Decision Maker is the President, who determines the allocation of resources and assesses performance using the consolidated results of BlackSky.

3.	Accounting Standards Updates (“ASU”)

Accounting Standards Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09. This update supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition” (“ASC 605”), by creating a new ASC 606. The guidance in this update affects most entities that either enter into contracts with customers to transfer goods or services or enter into contracts for the trade of nonfinancial assets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, various updates have been issued to clarify the guidance in ASC 606. The Company adopted the standard on January 1, 2020 on a modified retrospective basis with the cumulative effect of initially applying these updates recognized at the date of initial application. Refer to Note 4 for the cumulative effect of the initial application, which the Company recognized as an adjustment to accumulated deficit at January 1, 2020.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This update eliminated Step 2 of the current goodwill impairment test, which previously required a hypothetical purchase price allocation to measure goodwill impairment. Under the new guidance, a goodwill impairment loss is measured at the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. The guidance is effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2019, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods therein. Early adoption is also permitted, and the Company adopted the amendment on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Accounting Standards Recently Issued But Not Yet Adopted

The Company is an “emerging growth Company” (“EGC”) as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Ac”) to not opt out of the extended transition period as provided by the JOBS Act. As such, when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is not an emerging growth company, and which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

In February 2016, the FASB issued ASU 2016-02, “Leases” the amendments in this update require the recognition of lease assets and lease liabilities on the balance sheet, as well as certain qualitative disclosures regarding leasing arrangements. The guidance requires the use of the modified retrospective method, with the cumulative effect of initially applying these updates recognized at the date of initial application. The guidance is effective for public business entities for annual periods, including interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods beginning after December 15, 2022, with early adoption is permitted. The Company is currently in the planning stage and will adopt the guidance on January 1, 2022. The Company expects the adoption of the standard to have a material impact on the consolidated balance sheet, since the Company will be required to report operating leases on the consolidated balance sheets for the first time, however at this time the Company has yet to begin its adoption efforts and cannot reasonably estimate the impact to its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this update are primarily for entities holding financial assets and net investment leases measured under an incurred loss impairment methodology. New methodology must be adopted to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates, which may include trade accounts receivable. This ASU requires modified retrospective application. The guidance is effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2019, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods therein. The Company is currently in the planning stage and will adopt the guidance on January 1, 2023. The Company has not yet determined the potential impact, if any, to its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with those incurred to develop or obtain internal-use software. The update requires the entity to determine which implementation costs to capitalize and expense over the term of the hosting arrangement. This ASU can be applied on a prospective or retrospective basis. The guidance is effective for all public business entities for fiscal years beginning after December 15, 2019, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2020, and for interim periods beginning after December 15, 2021. The Company is currently in the planning stage and will adopt the guidance on January 1, 2021. The Company has not yet determined the potential impact, if any, to its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). The amendments in this update are intended to simplify various aspects related to accounting for income taxes. This ASU removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This ASU can be applied on a retrospective, modified retrospective or prospective basis. The guidance is effective for all public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods beginning after December 15, 2022. Early adoption is also permitted. The Company is currently in the planning stage and will adopt the guidance on January 1, 2022. The Company has not yet determined the potential impact, if any, to its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—

Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity”. The amendment in this update addresses issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This ASU can be applied on a prospective basis. The guidance is effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, including interim periods therein, with early adoption permitted. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Company is currently in the planning stage and will adopt the guidance on January 1, 2024. The Company has not yet determined the potential impact, if any, to its consolidated financial statements.

4.	Revenues

Remaining Performance Obligations

As of December 31, 2020, the Company had $46.1 million of remaining performance obligations, which represents the transaction price of executed contracts less inception to date revenue recognized. Remaining performance obligations exclude unexercised contract options. The Company expects to recognize revenue relating to remaining performance obligations of $28.5 million, $11.4 million, and $6.2 million in the fiscal years 2021, 2022 and thereafter, respectively.

Disaggregation of Revenue

The Company earns revenue through the sale of products and services. Imagery; data, software and analytics; and engineering and integration are the disaggregation of revenue primarily used by management, as this disaggregation allows for the evaluation of market trends and certain product lines and services vary in recurring versus non-recurring nature.

The following table disaggregates revenue by type of products and services for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in thousands)
Imagery	$3,005	$623
Data, software and analytics	15,732	12,702
Engineering and integration	2,398	388

Total revenues	$21,135	$13,713

The approximate revenue based on geographic location of customers for the years ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
US	$17,239	$11,908
Middle East	3,185	1,537
Asia	668	268
Other	43	—

Total revenues	$21,135	$13,713

Revenues from significant customers for the years ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
U.S. federal government and agencies	$17,050	$11,680
Commercial and other	4,085	2,033

Total revenues	$21,135	$13,713

Accounts receivable for the years ended December 31, 2020 and 2019 is as follows:

	December 31,
	2020	2019
	(in thousands)
U.S. federal government and agencies	$1,335	$3,349
Commercial and other	1,568	979
Allowance for doubtful accounts	—	—

Total accounts receivable	$2,903	$4,328

The following table disaggregates revenue by when control is transferred for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Point in time	$5,405	$2,505
Over time	15,730	11,208

Total revenues	$21,135	$13,713

The cumulative effect of changes made to the consolidated January 1, 2020 balance sheet for the adoption of ASC 606 was primarily due to accounting for incremental costs to obtain contracts, comprised of contract commissions and changes in recognition of product revenues for long-term engineering and integration construction contracts which were previously recognized based on contract milestones achieved and, upon adoption of ASC 606, are recognized over time using the cost-to-cost method to measure progress. The adjustments are as follows:

	Balance at December 31, 2019	Adjustments due to ASC 606	Balance at January 1, 2020
	(in thousands)
Assets
Contract assets	$—	$337	$337

Total current assets	65,863	337	66,200
Contract assets - long-term	—	281	281

Total assets	$163,364	$618	$163,982

Liabilities and stockholders’ deficit
Contract liabilities	$7,952	$214	$8,166

Total current liabilities	100,300	214	100,514
Contract liabilities - long-term	—	1,054	1,054

Total liabilities	181,659	1,268	182,927
Accumulated deficit	(203,264)	(650)	(203,914)

Total stockholders’ deficit	(189,616)	(650)	(190,266)

Total liabilities and stockholders’ deficit	$163,364	$618	$163,982

The effects to the consolidated balance sheet, consolidated statement of operations, and consolidated statement of cash flows as of and for the year ended December 31, 2020 were the following:

Consolidated Balance Sheet

	As Reported (ASC 606)	As Adjusted (ASC 605)
	(in thousands)
Contract assets	$3,796	$3,515
Contract liabilities - current	14,537	14,030
Contract liabilities - long-term	2,559	2,559
Accumulated deficit	(223,452)	(222,664)

Consolidated Statement of Operations

	Year ended December 31, 2020
	As Reported (ASC 606)	As Adjusted (ASC 605)
Revenues
Services	$18,737	$18,737
Products	2,398	2,025
Costs and expenses:
Service costs, excluding depreciation and amortization	13,331	13,331
Product costs, excluding depreciation and amortization	10,535	10,535
Selling, general and administrative	28,609	28,475
Operating loss	$(41,398)	$(41,637)

Consolidated Statement of Cash Flows

	Year ended December 31, 2020
	As Reported (ASC 606)	As Adjusted (ASC 605)
Cash flows used in operating activities
Net loss	$(19,538)	$(19,777)
Gain/(loss) from discontinued operations, net of tax	28,185	28,185

Loss from continuing operations	(47,723)	(47,962)
Changes in operating assets and liabilities:
Contract assets	(3,796)	(3,515)
Contract liabilities - current and long-term	9,019	8,512

Cash flows used in operating activities - continuing operations	(15,300)	(15,300)
Cash flows (used in) operating activities - discontinued operations	(16,374)	(16,374)

Net cash used in operating activities	(31,674)	(31,674)

The change in product revenue reflected above were primarily due to the Company’s long-term engineering and integration contracts which were previously recognized based on contract milestones achieved and, upon adoption of ASC 606, are recognized over time using the cost-to-cost method to measure progress. The change in contract liabilities is primarily due to accounting for incremental costs to obtain contracts, comprised of contract commissions and changes in deferred revenue as a result from the change in recognition of product revenues. The change in contract assets is a result of accounting for incremental costs incurred to obtain a contract.

5.	Contract Assets and Liabilities

The components of contract assets and contract liabilities consist of the following:

	December 31,
	2020	2019
	(in thousands)
Contract assets - current
Unbilled revenue	$749	$—
Contract assets	3,047	—

Total contract assets - current	$3,796	$—

Contract liabilities - current
Deferred revenue - short-term	$14,030	$7,952
Contract liabilities	507	—

Total contract liabilities - current	$14,537	$7,952

Contract liabilities - long-term
Deferred revenue - long-term	2,559	—

Total contract liabilities - long-term	$2,559	$—

Contract Liabilities

Contract liabilities are recorded as deferred revenue and contract cost liabilities on the accompanying consolidated balance sheets and include payments received in advance of performance obligations under the contract and are realized when the associated revenue is recognized under the contract. Changes in short-term contract liabilities as of January 1, 2020 were as follows:

Balance on January 1, 2020	8,166
Revenue recognized	(14,656)
Increase due to billings	21,027

Balance on December 31, 2020	$14,537

All of the $8.2 million short-term contract liabilities balance outstanding as of January 1, 2020 was recognized by December 31, 2020. The December 31, 2020 contract liabilities balance of $14.5 million will be earned as services and products are transferred to the customers, and the entire balance is expected to be earned within the next twelve months.

6.	Equity Method Investments

LeoStella

In 2018, BlackSky and Thales formed a joint venture named LeoStella, a vertically-integrated small satellite design and manufacturer based in Tukwila, Washington, from which the Company procures satellites to operate its business. BlackSky and Thales each own 50% of LeoStella. The Company accounted for the initial investment of $7.0 million as an equity method investment. The Company did not make any additional capital investments in LeoStella during the years ended December 31, 2020 and 2019.

In 2018, BlackSky entered into a fixed price, fixed quantity satellite program contract (“SPC”) with LeoStella, which was amended in 2019 and 2020, pursuant to which the Company agreed to purchase 20 satellites for $79.0 million. The Company executed a side letter in 2020 providing for a reduction, at the Company’s election, of the number of satellites the Company is required to procure from LeoStella, with a resulting reduction in the total purchase price under the SPC based on the satellite and certain hardware and integration costs of up to $8.8 million. The Company has received credits in the year ended December 31, 2020 of $5.1 million. The SPC requires payments to LeoStella for the procurement of long lead parts, which amounts are recorded as satellite procurement work in process. In conjunction with the closing of the Intelsat Facility (Note 14), the Company contractually agreed to remit at least $2.0 million per month to LeoStella. Subsequently, in July 2020, the Company re-negotiated the agreement to remit at least $1.0 million per month to LeoStella. In the years ended December 31, 2020 and 2019, respectively, the Company remitted $8.2 million and $23.3 million of payments to LeoStella.

X-Bow

In 2017, the Company entered into entered into a Stock Subscription and Technology Transfer Agreement with X-Bow, whereby the Company assigned and transferred certain intellectual property rights owned by the Company to X-Bow in exchange for 13.5 million shares of X-Bow. As of December 31, 2020, the Company’s interest in X-Bow is 20.6%.

In 2019, BlackSky was awarded a contract to build a working rocket, and X-Bow was selected as one of the sub-contractors to BlackSky and will perform the majority of the development work.

The following tables present summarized financial information for the Company’s equity method investments as of and for the years ended December 31, 2020 and 2019.

	December 31,
Summarized balance sheets	2020	2019
	(in thousands)
Current assets	$64,355	$62,208
Non-current assets	7,468	11,319

Total assets	71,823	73,527

Current liabilities	57,040	24,222
Non-current liabilities	6,589	36,543

Total liabilities	$63,629	$60,765

	Year Ended December 31,
Summarized statements of operations	2020	2019
	(in thousands)
Revenue	$14,917	$2,676
Gross margin	$2,636	$711
Net loss	$(1,873)	$(3,116)

Current assets of Company’s equity method investees primarily consist of inventories of $47.3 million as of December 31, 2020 and $31.9 million as of December 31, 2019. Total liabilities of the Company’s equity method investees primarily consist of customer advances from related parties of $51.4 million as of December 31, 2020 and $56.0 million as of December 31, 2019.

The Company has differences between the carrying value of its equity-method investments and the underlying equity in the net assets of the investees of $0.5 million as of December 31, 2020, and there were no differences as of December 31, 2019. The differences are a result of the elimination of upstream intra-entity profits from the sale of a satellite, the recognition of unearned profits as the satellites are depreciated, and the elimination of bad debt expense reserve arising from intra-entity sales.

7.	Discontinued Operations

On June 12, 2020, the Company completed the sale of 100% of its interest in the Launch Division to M&Y Space for a final purchase price of $31.6 million. In connection with the sale, the Bridge Loan (defined below) with Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) of $26.0 million, plus unpaid accrued interest of $0.2 million, was extinguished and deducted from the net proceeds. In connection with the extinguishment of the Bridge Loan, accrued interest of $0.5 million recorded in accordance with the terms of the Bridge Loan was forgiven.

In connection with the 2020 SPA, the Company entered into a Transition Services Agreement with the Launch Division, wherein the Company will provide post-closing transition services to the Launch Division, including, but not limited to, the sublease of the Company’s office facility in Seattle, Washington, and common area maintenance fees related to the sublease.

The Company determined that as of December 31, 2019, the Launch Division met the criteria to be classified as held for sale. The Launch Division was a separate division prior to the announcement of the sale to M&Y Space. As the sale of the Launch Division represented a strategic shift that had a major effect on the Company’s operations, the Launch Division results met the criteria to be reported as discontinued operations. For the year ended December 31, 2020, the Company has reported the operating results and cash flows related to the Launch Division through June 11, 2020.

These consolidated financial statements present the Company’s results of continuing operations for the years ended December 31, 2020 and 2019, as well as the financial position as of December 31, 2020 and

2019, after giving effect to the disposal of the Launch Division, with the Launch Division’s historical financial results reflected as discontinued operations. During 2020 and 2019, the Company incurred significant expenses such as legal, consulting, and other transaction-related fees associated with the sale of the Launch Division, as well as other separation-related costs, that are included within discontinued operations.

The following summarizes the components of the gain/(loss) from discontinued operations, net of tax, that the Company has reported in the consolidated statements of operations and comprehensive loss:

	Year Ended December 31,
	2020	2019
	(in thousands)
Major classes of line items constituting loss from discontinued operations:
Revenue - launch services	$26,925	$46,366
Cost and expenses:
Service costs, excluding depreciation	21,161	45,040
Provision for doubtful accounts	2,128	176
General and administrative expenses	3,590	6,908
Depreciation	2,514	200

Operating loss	(2,468)	(5,958)
Interest expense, net	(3)	(40)
Other expense, net	(16)	(162)

Loss from discontinued operations, before income taxes.	(2,487)	(6,160)
Gain on disposal of discontinued operations	30,672	—
Income tax (provision) benefit	—	—

Total gain/(loss) of discontinued operations, net of income taxes	$28,185	$(6,160)

The carrying amounts of the major classes of assets and liabilities, which are classified as held for sale in the consolidated balance sheet, are as follows:

Year Ended December 31,
2019
(in thousands)
Carrying amounts of the major classes of assets included in discontinued operations
Cash and cash equivalents	$11,383
Accounts receivable - net	4,176
Unbilled revenue - net	4,205
Inventory	967
Contract advances, prepaid expenses and other current assets	767
Property and equipment - net	710
Other	11

Current assets of discontinued operations	22,219

Total Assets	22,219

Accounts payable	6,367
Accrued expenses - net	19,206
Accrued payroll	446
Deferred revenue	4,648
Other liabilities	549

Current liabilities of discontinued operations	31,216

Total liabilities	31,216

8.	Property and Equipment—net

The following summarizes property and equipment—net as of:

	December 31,
	2020	2019
	(in thousands)
Satellites	$32,340	$14,288
Computer equipment and software	1,315	1,477
Office furniture and fixtures	1,388	2,052
Other equipment	434	718
Site equipment	1,311	1,271
Ground station equipment	1,415	1,415

Total	38,203	21,221
Less: accumulated depreciation	(17,351)	(9,543)
Less: held for sale, net	—	(710)

Property and equipment - net	$20,852	$10,968

Depreciation of property and equipment from continuing operations for the years ended December 31, 2020 and 2019 was $8.5 million and $5.5 million, respectively.

During the year ended December 31, 2019, the Company recorded an impairment charge of $6.6 million related to a non-functioning satellite resulting in the derecognition of the carrying amount of the asset. The $6.6 million was never included as part of property and equipment balance; therefore, it is not included in the property and equipment schedule. In addition, in the year ended December 31, 2019, the Company reduced the useful life of one of the operational satellites to 1.5 years to reflect its impaired ability to collect imagery, subsequent to launch. There was no impairment for 2020.

9.	Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2020	2019
	(in thousands)
Gross carrying amount	$9,393	$9,393
Accumulated impairment losses	—	—

Net carrying value of goodwill	$9,393	$9,393

In the years ended December 31, 2020 and 2019, the Company performed its annual goodwill impairment test and determined that the fair value of the reporting unit to which goodwill was allocated was in excess of its respective carrying value and, therefore, no goodwill impairment was identified.

Intangible Assets

Intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Customer backlog and relationships	$6,530	$(2,927)	$3,603
Distribution agreements	326	(326)	—
Technology and domain name	4,047	(2,468)	1,579

Total amortizable intangible assets at December 31, 2019	10,903	(5,721)	5,182
Customer backlog and relationships	6,530	(3,489)	3,041
Distribution agreements	326	(326)	—
Technology and domain name	4,047	(3,257)	790

Total amortizable intangible assets at December 31, 2020	$10,903	$(7,072)	$3,831

During the years ended December 31, 2020 and 2019, there was no indication of impairment of the Company’s intangible assets.

For the years ended December 31, 2020 and 2019, amortization expense related to intangible assets was $1.35 million and $1.35 million, respectively, which is included in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss. The Company estimates that it will have the following amortization expense for the future periods indicated below:

(in thousands)
For the years ending December 31:
2021	1,353
2022	561
2023	561
2024	561
2025	561
Thereafter	234

Total	$3,831

10.	Accounts Payable and Accrued Liabilities

The components of accounts payable and accrued liabilities are as follows:

	December 31,
	2020	2019
	(in thousands)
Accounts payable	$4,177	$3,011
Accrued expenses	1,212	3,196
Accrued payroll	2,577	1,986

Total accounts payable and accrued liabilities	$7,966	$8,193

11.	Other Current Liabilities

The components of other current liabilities are as follows:

	December 31,
	2020	2019
	(in thousands)
Derivatives	$558	$1
Other accrued expenses	28	190
Current portion of capital lease	48	90
Working capital liability	6,805	—

Total other current liabilities	$7,439	$281

Other current liabilities includes a working capital liability to M&Y Space in connection with the Company’s sale of the Launch Division in June 2020. This adjustment reduced the purchase price and the corresponding gain on sale in the year ended December 31, 2020. Refer to Note 23 for more information.

As of December 31, 2019, the derivative liability consisted of 1.0 million Series B convertible preferred stock warrants and 8.5 million Series C convertible preferred stock warrants that were issued in conjunction with the issuances of redeemable convertible preferred stock. During the year ended December 31, 2020, the holder of the Series C convertible preferred stock warrants converted 8.3 million Series C convertible preferred stock warrants into Common A stock warrants leaving 0.2 million Series C convertible preferred stock warrants at year end. The exchange of the warrants did not result in a material change in fair value at the time of the exchange. Derivative liabilities increased in the year ended December 31, 2020 as compared to December 31, 2019 due to an increase in the fair value of the redeemable convertible preferred stock (Note 16 and Note 20).

12.	Employee Benefit Plan

The Company has a 401(k) savings plan. Eligible employees may voluntarily contribute a percentage of their compensation to their 401(k) account. The Company provides a 401(k) employer match of 50% of the first 6% of the employee’s salary contribution. The benefit vests over a five-year period beginning 90 days after the employee’s date of hire. For the years ended December 31, 2020 and 2019, the 401(k) employer match expense was $0.5 million and $0.4 million, respectively, for continuing operations. For the years ended December 31, 2020 and 2019, the 401(k) employer match expense was $0.04 million and $0.09 million, respectively, for discontinued operations.

13.	Income Taxes

The Company’s consolidated effective income tax rate from continuing operations for the years ended December 31, 2020 and 2019 was 0.0%. The Company’s provision for income taxes from continuing operations for the years ended December 31, 2020 and 2019 is as follows:

Year Ended December 31,
	2020	2019
(in thousands)
Current:
Federal	$—	$—
State	—	—

Total current	—	—

Deferred:	$—	$—
Federal	—	—
State	—	—

Total deferred	$—	$—

Total provision for income taxes	$—	$—

The Company’s operations are domestically located and therefore, the Company is not subject to tax in foreign jurisdictions. The provision (benefit) for income taxes differed from the amount computed by applying the federal statutory income tax rate of 21% to income (loss) before income taxes due to the following items for the years ended December 31, 2020 and 2019:

	Years Ended December 31,
	2020	2019
	(in thousands)
Tax benefit at federal statutory rate	$(10,022)	$(12,572)
Non-deductible compensation	449	777
State tax, net of federal benefit	(499)	(345)
Valuation allowance	9,666	11,674
Other	406	466

Income tax (benefit) expense	$—	$—

The income tax expense as of December 31, 2020 and December 31, 2019 was $0.0 million. The tax benefits associated with losses generated by the consolidated group have been reduced by a full valuation allowance as the Company does not believe it is more-likely-than-not that the losses will be utilized.

Deferred tax assets and liabilities as of December 31, 2020 and 2019, consisted of the following:

	December 31,
	2020	2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$24,764	$28,450
Sec. 163(j) carryforward	4,661	2,780
Accruals and reserves	2,155	6,592
Deferred revenue	539	147
Capital loss carryforward	3,368	—
Other deferred tax assets	1,284	1,101
Revenue reserve	—	1,061

Total deferred tax assets	36,771	40,131
Valuation allowance	(35,874)	(38,873)

Total net deferred tax assets	$897	$1,258

Deferred tax liabilities
Basis difference in intangibles	(895)	(1,215)
Other deferred tax liabilities	(2)	(43)

Total deferred tax liabilities	(897)	(1,258)

Net deferred tax liabilities	$—	$—

The Company continues to provide for a full valuation allowance on its net deferred tax assets as the Company does not believe it is more-likely-than-not that the losses will be utilized after evaluation of all significant positive and negative evidence including, but not limited to, historical cumulative loss over the prior three-year period, as adjusted for permanent items, insufficient sources of taxable income in prior carryback periods and unavailability of prudent and feasible tax-planning strategies.

Below is a summary of the Company’s estimated loss and tax credit carryforwards. The Company’s tax attributes are subject to limitations on utilization due to historic ownership changes and may be subject to future limitations upon subsequent change of control, as defined by the Internal Revenue Code Sections 382 and 383.

	Tax Effected	Expiration
	(in thousands)
Federal net operating loss (“NOL”) carryforward	$24,621	2033-2060
Federal capital loss carryforward	3,368	2025
State NOL carryforwards	143	2037-2040

At December 31, 2020 and 2019 the Company had $117.2 million and $134.6 million of net operating loss (“NOL”) carryforwards for U.S. federal tax purposes, respectively. U.S. federal tax NOL carryforwards generated prior to 2018 of $35.0 million will expire, if unused, between 2033-2037. Under the Tax Cuts and Jobs Act of 2017, as modified by the Coronavirus Aid, Relief, and Economic Security Act, federal NOL carryforwards generated in tax years beginning after December 31, 2017 may be carried forward indefinitely. As of December 31, 2020, the Company had $82.3 million of NOL carryforwards generated after 2017 for U.S. federal tax purposes, which may be used to offset 80% of its taxable income annually. The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. Tax years 2014-2020 remain open for examination.

Below is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	2020	2019
Unrecognized tax benefits—January 1	$4,840	$6,842
Gross decrease—tax positions in current period	(4,840)	(2,002)

Unrecognized tax benefits—December 31	$—	$4,840

Included in the balance of unrecognized tax benefits as of December 31, 2020 and 2019, are $0.0 million and $4.8 million, respectively, of tax benefits that, if recognized, would not affect our effective tax rate and would result in adjustments to other tax accounts, primarily deferred tax assets and the net operating loss carry forward.

14.	Debt and Other Financing

The Company’s changes in debt issuance cost, debt discount, and outstanding balance are as follows:

	December 31,
	2020	2019
	(in thousands)
Current portion of long-term debt	$16,798	$42,098
Non-current portion of long-term debt	86,637	80,946

Total long-term debt	103,435	123,044
Unamortized debt issuance cost	(1,827)	(3,031)

Outstanding balance	$101,608	$120,013

Under the Company’s loan agreements, minimum required maturities are as follows:

(in thousands)
For the years ending December 31,
2021	16,798
2022	2,900
2023	—
2024	71,237
thereafter	12,500

Total outstanding	103,435

The ending balance of the Company’s outstanding debt as of December 31, 2020 and 2019, consist of the following:

		December 31,
Name of Loan	Effective Interest Rate	2020	2019
		(in thousands)
Loans from Related Parties	4.00% - 6.00%	$83,737	$80,946
Small Business Administration Loan (Paycheck Protection Program)	1.86%	3,600	—
Line of Credit	3.65%	16,098	16,098
Secured Loan		—	26,000

Total		$103,435	$123,044

Loans from Related Parties

Seahawk SPV Investment LLC

On October 19, 2017, the Company entered into a Loan and Security Agreement (as amended, restated, amended and restated, supplemented or otherwise modified prior to October 31, 2019, the “Seahawk LSA”) with Seahawk SPV Investment LLC (“Seahawk”), which provided for a delayed draw term loan of up to $50.0 million. In 2019, the Company amended the Seahawk LSA to waive the events of default on certain covenants. Pursuant to the Seahawk LSA, the Company raised $31.6 million, which consisted of $17.6 million from Seahawk and $14.0 million from several other investors, which met the terms of the line of credit described below. The interest rate on the term loan portion of the Seahawk LSA was the six-month LIBOR rate plus 7%. In 2019, the Company amended the Seahawk LSA to permit conversion of the debt thereunder upon the Company’s and the “lenders” reasonable determination. Seahawk then rolled the principal amount of $17.6 million and $0.8 million of interest under the Seahawk LSA into the Intelsat Facility (as defined below).

On October 31, 2019, the Company entered into the 2019 Omnibus Agreement. Under the 2019 Omnibus Agreement, other than the Seahawk LSA debt held by Seahawk, all debt under the Seahawk LSA converted into shares of Series C redeemable convertible preferred stock. As noted above, Seahawk’s LSA debt then rolled over into the Intelsat Facility (described below).

Intelsat

On October 31, 2019, the Company amended and restated the Seahawk LSA by entering into an Amended and Restated Loan and Security Agreement with Intelsat Jackson Holdings SA (“Intelsat”) and Seahawk (the “Intelsat Facility”), which provides for: (i) a new $50.0 million secured term loan provided by Intelsat, which was fully funded as of closing (i.e., October 31, 2019) of the Intelsat Facility; (ii) the folding of $18.4 million of Seahawk’s principal obligations under the Seahawk LSA into the Intelsat Facility; (iii) a debt basket for up to $25.0 million in borrowing under a commercial credit facility (such basket used partially by the existing SVB line of credit at this closing (described below)); (iv) additional amounts that may be funded at a later date, which, when taken together with the amounts in clauses (i)-(iii), shall not exceed $110.0 million; and (v) warrants to purchase common stock to Intelsat and Seahawk of 20.2 million and 13.5 million, respectively. Under the Intelsat Facility, interest accrues at a fixed rate of 4% from the closing date until October 31, 2022, 9% from November 1, 2022 to October 31, 2023, and 10% from November 1, 2023 to the maturity date of October 31, 2024. During the 4% interest period, the amount of accrued interest shall be added, on a pro-rata basis, to the outstanding principal amount of each lender’s advances on October 31, 2020, October 31, 2021, and October 31, 2022. Thereafter, interest is payable in cash semi-annually in arrears commencing on May 1, 2023.

The Intelsat Facility is secured by substantially all of the Company’s assets and is guaranteed by the Company’s subsidiaries; such guarantee is secured by substantially all of the assets of the subsidiaries. The Intelsat Facility contains customary covenants and events of default. There are no covenants tied to financial metrics and the Company was in compliance with the Intelsat Facility as of December 31, 2020.

As of December 31, 2020, $71.2 million was outstanding under the Intelsat Facility, inclusive of the debt rolled into the facility from the Seahawk LSA. This amount is presented in the consolidated balance sheets net of unamortized debt issuance costs totaling $1.8 million. As of December 31, 2020, none of the outstanding balance was classified as short-term.

Jason Andrews and Marian Joh Notes

On November 13, 2018, the Company entered into promissory notes with Jason and Marian Joh Andrews (collectively, the “Andrews Notes”) for individual outstanding balances of $6.2 million each (a total of $12.5 million in the aggregate) in exchange for a repurchase of 11.5 million shares of common stock. Jason and Marian Joh Andrews are co-founders and former employees of BlackSky. The Company is required to pay $25.0 thousand of interest annually, in the aggregate, on the Andrew Notes. The remainder of the accrued interest, computed at 6% per annum, along with the principal amount is due upon a change in control or event of default, as defined in the Andrews Notes. The Andrews Notes have standard and customary events of default and are subordinated to the Silicon Valley Bank (“SVB”) line of credit described below and the Intelsat Facility. There are no covenants tied to financial metrics and the Company was in compliance as of December 31, 2020. As of December 31, 2020, the principal balance of the Andrews Notes totaled $12.5 million. On April 28, 2021, with the agreement of our senior lenders, we paid $0.8 million towards the principal of the Andrews Notes and will pay $1.8 million towards the principal of the Andrews Notes upon the closing of Osprey merger.

As part of the October 2019 transactions set forth above, the Company also amended and restated its certificate of incorporation to: (i) delete certain common stock conversion and stock split provisions; (ii) authorize increased shares of common stock and Series C redeemable convertible preferred stock to accommodate the October transactions; (iii) delete the full ratchet anti-dilution adjustment for Series C redeemable convertible preferred stock; and (iv) delete certain redeemable convertible preferred stock protective provisions.

Small Business Administration Loan (Paycheck Protection Program)

In March 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. As a result of COVID-19, the Company faced risks to raising necessary capital, which significantly disrupted its business. To help mitigate those risks and support its ongoing operations, in April 2020, the Company received loan proceeds in the amount of $3.6 million under the Paycheck Protection Program (PPP) from the Small Business Administration.

The PPP loan proceeds and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the forgiveness period. Any unforgiven portion of the PPP loan would be primarily payable over two years, with certain amounts due over an incremental three years, at an interest rate of 1%, with a deferral of payments for the first six months.

The Company has not applied for loan forgiveness and plans to repay the PPP loan in full upon consummation of the merger. There are no covenants tied to financial metrics and the Company was in compliance with the PPP loan as of December 31, 2020.

Line of Credit

On June 27, 2018, the Company entered into an Amended and Restated Loan and Security Agreement (as further amended from time to time) with SVB, which provides for a term loan of $15.0 million and a revolving line of credit to borrow up to $17.0 million. The term loan was paid off on October 31, 2019. The Company entered into several amendments with SVB in April, September and October 2019, as well as March, June and December 2020. The interest rate on the revolving line of credit is the current prime rate and the line matures on June 30, 2021. As of December 31, 2020, the debt balance of $16.1 million is shown net of $28,600 of debt issuance costs, which is classified as short-term.

After amending the line of credit in October 2019, the line of credit is secured by certain pledged cash collateral accounts, guaranteed by the Company’s subsidiaries and guaranteed by certain of its investors. The line of credit contains customary covenants and events of default for a facility of such type. There are no covenants tied to financial metrics and the Company was in compliance with the SVB line of credit as of December 31, 2020.

Secured Loan

On October 31, 2019, the Company entered into a Loan and Security Agreement (as amended, restated, amended and restated, supplemented or otherwise modified, the “Bridge Agreement”) with Mitsui U.S.A. Under the Bridge Agreement, the Company received an amount of $26.0 million (“Bridge Loan”) to be used for the working capital needs of the Launch Division and general corporate purposes. In January 2020, the Company executed a stock purchase agreement for sale of 100% of BlackSky’s equity interests in the Launch Division. The 2020 SPA contemplated that the Bridge Loan be applied to and offset the 2020 SPA purchase price up to the value of the Bridge Loan. Interest on the Bridge Loan accrued at a fixed rate of 9% per annum, of which 6% was payable in cash semi-annually and in arrears commencing May 1, 2020, and 3% of which accrued and was due on the maturity date, unless the 2020 SPA closed, in which case it would be contractually forgiven. The Bridge Loan was secured by substantially all of the Company’s assets and guaranteed by the Company’s subsidiaries, and such guarantee was secured by substantially all of the assets of the subsidiaries. The Bridge Agreement contained customary covenants, customary events of default, and additional covenants placed upon the Launch Division related to the sale of such subsidiary. The Bridge Loan was extinguished with the sale of the Launch Division in the year ended December 31, 2020.

Fair Value of Debt

The estimated fair value of the long-term debt was $79.7 million and $63.9 million as of December 31, 2020 and 2019, respectively. The fair value of the long-term debt was estimated using Level 2 inputs, based on interest rates available for debt with terms and maturities similar to the Company’s existing debt arrangements and credit rating.

15.	Redeemable Convertible Preferred Stock

As of December 31, 2020, the Company is authorized to issue redeemable convertible preferred stock as follows: 8.7 million shares of Series A redeemable convertible preferred stock, 20.0 million shares of Series B redeemable convertible preferred stock, 9.5 million shares of Series B-1 redeemable convertible preferred stock, and 48.4 million shares of Series C redeemable convertible preferred stock.

Issued and outstanding stock as of December 31, 2020 consists of, 8.7 million shares of Series A redeemable convertible preferred stock, 19.0 million shares of Series B redeemable convertible preferred stock, 9.5 million shares of Series B-1 redeemable convertible preferred stock, and 41.9 million shares of Series C redeemable convertible preferred stock. The par value of each of the redeemable convertible preferred stock is $0.00001 per share.

The following table presents a summary of activity for the Company’s redeemable convertible preferred stock issued and outstanding:

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands)
Balance as of January 1, 2019	8,652	$7,495	18,987	$21,405	9,508	$24,138	17,855	$82,278
Conversion of loan for stock	—	—	—	—	—	—	21,969	36,005

Balance as of December 31, 2019	8,652	7,495	18,987	21,405	9,508	24,138	39,824	118,283
Issuance of preferred stock in the sale of Spaceflight, Inc.	—	—	—	—	—	—	2,084	3,247

Balance as of December 31, 2020	8,652	$7,495	18,987	$21,405	9,508	$24,138	41,908	$121,530

Warrants

Outstanding Warrants

As of December 31, 2020, there were a total of 1.1 million warrants outstanding to purchase Series B redeemable convertible preferred stock with an exercise price of $0.01 per share and 0.2 million warrants outstanding to purchase Series C redeemable convertible preferred stock with an average exercise price of $4.79 per share. The warrants expire on August 9, 2022 (Series C) and December 25, 2025 (Series B). The Company analyzed the provisions of the respective warrant agreements, which requires a multi-step approach to evaluate whether an equity-linked financial instrument has embedded features for treatment as a derivative liability. The Company concluded that certain redemption provisions, if a redemption event were to occur, would result in an unequal amount of deemed proceeds for the preferred shareholders. Therefore, the warrants to purchase Series B redeemable convertible preferred stock met the criteria for derivative liability treatment and, as such, are recorded as other current liabilities in the consolidated balance sheets.

Derivative liabilities must be measured at fair value upon issuance and re-valued at the end of each reporting period through expiration. Any change in fair value between the respective reporting dates is recognized as an unrealized gain or loss in the accompanying consolidated statements of operations and comprehensive loss.

Conversion of Warrants for the Purchase of Series C Redeemable Convertible Preferred Stock

On June 27, 2020, the Company converted a warrant to purchase 8.3 million shares of Series C redeemable convertible preferred stock into a warrant to purchase a commensurate amount of the Company’s Class A common stock. This election was made in accordance with Section 4(d) of the 2018 Omnibus Agreement. The warrants issued for the purchase of the Company’s Class A common stock are exercisable for $0.01 and expire 10 years from the date of their issuance.

The Company had previously concluded that the conversion options embedded in the warrant to purchase shares of the Company’s Series C redeemable convertible preferred stock created a derivative liability under ASC 815 Derivative and Hedge Accounting. Accordingly, the Company had reported the warrants within other current liabilities in the consolidated balance sheet. In accordance with the conversion and the subsequent measurement guidance for contracts in an entity’s own equity, the Company was required to revalue the liability immediately prior to the conversion and record the changes in the consolidated statements of operations and comprehensive loss. As part of the fair value determination on the conversion date, the Company evaluated the materiality of this financial instrument and considered all the facts and circumstances that occurred in the period from January 1, 2020 to June 27, 2020. The Company concluded that the December 31, 2019 fair value of the warrants continued to approximate the fair value of the warrants as of the conversion date. Accordingly, the conversion of the warrants for the purchase of Series C redeemable convertible preferred stock to warrants for the purchase of common stock did not result in a charge to the Company’s statement of operations for the year ended December 31, 2020, and the previously recorded liability balance was reclassified to additional paid-in capital.

Voting Rights

Except as provided by law or otherwise in the Company’s certificate of incorporation, holders of redeemable convertible preferred stock have the same voting rights as the holders of common stock, and the holders of common stock and redeemable convertible preferred stock vote together on all matters. Each holder of common stock is entitled to one vote for each share of common stock held; whereas, each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of Class A common stock into which such shares could be converted. Fractional votes are not permitted.

Subject to certain ownership requirements, the holders of Series A redeemable convertible preferred stock, voting together as a separate class, shall be entitled to elect one member of the board; the holders of

Series B redeemable convertible preferred stock, voting together as a separate class, shall be entitled to elect two members of the board, unless the holders of the Series C redeemable convertible preferred stock have the right to elect a director, in which case the holders of the Series B redeemable convertible preferred stock, voting together as a separate class, shall be entitled to elect one member of the board; the holders of Series B-1 redeemable convertible preferred stock, voting together as a separate class, shall be entitled to elect one member of the board; from the date that any stockholder, together with its affiliates, owns no less than 2.9 million shares of Series C redeemable convertible preferred stock (the “First C Holder”), the holders of the Series C redeemable convertible preferred stock, voting together as a separate class, shall be entitled to elect one member of the board or, if any holder of Series C redeemable convertible preferred stock other than the First C Holder, together with its affiliates owns no less than 4.7 million shares of Series C redeemable convertible preferred stock, the holders of Series C redeemable convertible preferred stock, voting together as a class, shall be entitled to elect two members of the board; the holders of record of the shares of common stock , voting together as a separate class, shall be entitled to elect three members of the board, provided, however, that so long as the holders of Series C redeemable convertible preferred stock have the right to elect two Series C directors, the holders of common stock shall be instead entitled to elect two members of the board.

Conversion

Each share of Series A, Series B, Series B-1, and Series C redeemable convertible preferred stock (collectively, the “Junior Redeemable Convertible Preferred Stock”) is convertible at any time, at the option of the holder thereof, into that number of fully-paid, non-assessable shares of Class A common stock as determined by dividing the original issuance price for such series by the conversion price in effect at the time of conversion. Redeemable convertible preferred stock shall be automatically converted into Class A common stock at the applicable conversation rate in effect at the time of conversion upon the earlier of (i) the Company’s sale of its Class A common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, which results in aggregate cash proceeds of no less than $75 million (before deductions) and that results in the Company’s securities being listed for trading on the New York Stock Exchange, NYSE MKT LLC, or NASDAQ or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis. The conversion price per share for the Series A, Series B, Series B-1, and Series C redeemable convertible preferred stock is $0.092, $0.096, $0.229 and $0.417, respectively.

Liquidation Preference

First, the holders of Series C redeemable convertible preferred stock, in the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of any other series of preferred or common stock by reason of their ownership thereof, an amount equal to the sum of 100% of the original issue price, which is currently $4.7974 per share of Series C redeemable convertible preferred stock, held by them (the “Series C Preference Amount”), plus all declared but unpaid dividends on such shares (collectively, the “Outstanding Dividends”). If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series C redeemable convertible preferred stock shall be insufficient to permit the payment to such holders of the full Series C Preference Amount in the aggregate, the entire assets and funds of the Company available for distribution shall be distributed ratably among the holders of the Series C redeemable convertible preferred stock, on a pari passu basis, in proportion to the full Series C Preference Amount each such holder otherwise would have been entitled to receive.

For the Junior Redeemable Convertible Preferred Stock, after the Series C redeemable convertible preferred stock has been paid out in full for all outstanding shares, in the event of any liquidation,

dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Junior Redeemable Convertible Preferred Stock will be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount equal to the sum of 100% of the original issue price, which is currently $0.86686 per share for the Series A redeemable convertible preferred stock, $1.10602 per share for the Series B redeemable convertible preferred stock, and $2.62931 for the Series B-1 redeemable convertible preferred stock, as applicable (the “Junior Preference Amount”), plus Outstanding Dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Junior Redeemable Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full Junior Preference Amount in the aggregate, plus Outstanding Dividends, the entire assets and funds of the Company available for distribution shall be distributed ratably among the holders of the Junior Preference Amount, on a pari passu basis, in proportion to the full Junior Preference Amount, as applicable, and Outstanding Dividends each such holder, otherwise, would have been entitled to receive.

After the payment of the preference amounts specified above to the holders of the above-referenced redeemable convertible preferred stock, the entire remaining assets of the Company legally available for distribution shall be distributed (i) pro rata to holders of common stock in proportion to the number of shares of common stock held by them until such time as the holders of Class B common stock receive any amount equal to the Class B Liquidation Amount with respect to each share of Class B common stock held thereby, and (ii) thereafter, pro rata to the holders of the Class A common stock in proportion to the number of Class A common stock held by them. The “Class B Liquidation Amount” shall mean $0.00001 per share of Class B common stock.

In the event of the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding redeemable convertible preferred stock.

Dividends

Dividend Rights

Each Series C redeemable convertible preferred stock share represents an interest in the Company. The holders of the Series C redeemable convertible preferred stock are entitled to receive annual dividends per share on each outstanding share if dividends are declared by the Board of Directors. The dividend rate per share is $0.38379 per share annually. The right to receive dividends on shares of Series C redeemable convertible preferred stock is not cumulative, and no right to dividends accrues to holders of Series C redeemable convertible preferred stock by reason of the fact that dividends on said shares are not declared or paid.

Payment of any dividends to the holders of Junior Redeemable Convertible Preferred Stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of redeemable convertible preferred stock ($0.06935 per share of Series A redeemable convertible preferred stock, $0.08848 per share of Series B redeemable convertible preferred stock, and $0.21034 per share of Series B-1 redeemable convertible preferred stock, respectively). Dividends are payable in preference and priority to any declaration or payment of any dividend on common stock of the Company in any calendar year. The right to receive dividends on shares of Junior Redeemable Convertible Preferred Stock shall not be cumulative. No right to dividends shall accrue to holders of Junior Redeemable Convertible Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Dividends are not cumulative and, as of December 31, 2020 and December 31, 2019, no dividends had been declared by the Board of Directors.

16.	Stockholders’ Equity

Common Stock

As of December 31, 2020, the Company is authorized to issue 400.0 million shares of Class A common stock and 90.0 million shares of Class B common stock.

Issued and outstanding stock as of December 31, 2020 consists of 110.8 million shares of Class A common stock and 84.0 million shares of Class B common stock. The par value of each of the common stock is $0.00001 per share.

The Company had reserved shares of Class A common stock for issuance in connection with the following:

	December 31,
	2020	2019
	(in thousands)
Conversion of outstanding shares of redeemable convertible preferred stock	79,055	76,972
Redeemable convertible preferred stock warrants (as converted to Class A common stock)	1,258	9,595
Class A common stock warrants (as converted to Class A common stock)	134,996	126,662
Stock options outstanding	38,525	42,336
Shares available for future grant	35,377	72,364

Total Class A common stock reserved	289,211	327,929

The Company had reserved shares of Class B common stock for issuance of 6.0 million shares in 2020 and 2019, respectively.

Warrants

Outstanding Warrants

As of December 31, 2020, there were a total of 135.0 million warrants outstanding to purchase Class A common stock, with an average exercise price of $0.01 per share. The warrants expire between January 10, 2022 and October 31, 2029. The common stock warrants qualify for equity treatment and are included in additional paid-in-capital in the consolidated balance sheets.

Dividends

Dividend Rights

No declaration or payment of any dividend shall be made with respect to the common stock unless dividends on the Junior Redeemable Convertible Preferred Stock have been declared and all declared dividends on the Junior Redeemable Convertible Preferred Stock have been paid or set aside for payment to the holders of Junior Redeemable Convertible Preferred Stock.

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of redeemable convertible preferred stock, holders of the Class A common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of Directors out of funds legally available. The holders of Class B common stock shall not be entitled to any dividends.

17.	Net Loss Per Share of Common Stock

The Company follows the two-class method when computing net loss per share of common stock because it has issued securities, other than Class A common stock, that contractually entitle the holders to participate in dividends and earnings. These participating securities include the Company’s restricted common stock, which has non-forfeitable rights to participate in any dividends declared on the Company’s Class A common stock. The two-class method requires all earnings for the period to be allocated between Class A common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. The Company’s Class B common stock does not participate in dividends and, therefore, is not included in calculations of net loss per share.

Under the two-class method, for periods with net income, basic net income per Class A common stock is calculated by dividing the net income attributable to common stockholders by the weighted average number of shares of Class A common stock outstanding during the period. Net income attributable to common stockholders is calculated by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

Diluted net income per Class A common share is computed under the two-class method by using the weighted average number of shares of Class A common stock outstanding plus, for periods with net income attributable to common stockholders, the potential dilutive effects of unvested restricted stock, stock options, warrants, and preferred stock.

Due to net losses for the years ended December 31, 2020 and 2019, basic and diluted net loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive to loss per share from continuing operations.

The following table includes the calculation of basic and diluted net income/(loss) per share:

	Year Ended December 31,
	2020	2019
	(in thousands except per share information)
Loss from continuing operations	$(47,723)	$(59,868)
Income/(loss) from discontinued operations	28,185	(6,160)

Net loss available to common stockholders	$(19,538)	$(66,028)

Basic and diluted net loss per share - continuing operations	$(0.56)	$(2.22)
Basic and diluted net income/(loss) per share - discontinued operations	0.33	(0.23)

Basic and diluted net loss per share - total	$(0.23)	$(2.45)

Shares used in computation of basic and diluted net income/(loss) per share	85,618	26,942

The following potentially dilutive securities were not included in the calculation of weighted average common shares outstanding, as their effect would have been anti-dilutive for the years ended December 31:

	December 31,
	2020	2019
	(in thousands)
Series A redeemable convertible preferred stock	8,652	8,652
Series B and B-1 redeemable convertible preferred stock	28,495	28,495
Series C redeemable convertible preferred stock	41,908	39,824
Restricted common stock	12,973	—
Common stock warrants	134,996	126,662
Series B preferred stock warrants	1,055	1,055
Series C preferred stock warrants	203	8,541
Stock options	38,525	42,336

18.	Stock-Based Compensation

The Company adopted two equity incentive plans in prior years, the 2011 Plan and 2014 Plan. Both Plans allows the Board of Directors to grant stock options, designated as incentive or nonqualified, and stock awards to employees, officers, directors, and consultants. Equity awards are granted with an exercise price per share equal to at least the estimated fair value of the underlying common stock on the date of grant. The vesting period is determined through individual award agreements and is generally over a five-year period. Awards generally expire 10 years from the date of grant.

Stock options

As of December 31, 2020, the Company currently had 0.6 million shares and 37.9 million options outstanding, respectively, under the 2011 and 2014 Plans. The Company has not issued options under the 2011 Plan since 2014.

The Black-Scholes option-valuation model is used to determine the fair value of options granted. The Company utilizes assumptions concerning expected life, risk-free interest rate, and expected volatility to determine such values (Note 2).

A summary of the weighted-average assumptions is presented below:

	December 31,
	2020	2019
Weighted-average grant date fair value	$—	$0.09
Weighted-average risk-free interest rate	0.81%	2.10%
Volatility	65.00%	65.00%
Expected term (in years)	2.50	4.00
Dividend rate	0%	0%

A summary of the Company’s stock option activity under the 2011 and 2014 Plans for the year ended December 31, 2020 is presented below:

	Year Ended December 31, 2020
	Options (in thousands)	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2020	42,336	$0.1796
Granted	24,406	0.0011
Exercised	(2,061)	0.0100
Forfeited	(26,156)	0.0066

Outstanding - December 31, 2020	38,525	0.0197	8.3	$1,309

Exercisable - December 31, 2020	19,002	$0.0349	7.6	$581

For options exercised, intrinsic value is calculated as the difference between the estimated fair value the date of exercise and the exercise price. The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019, was $0.7 million and $0.2 million, respectively. The total fair value of shares vested during the years ended December 31, 2020 and 2019, was $1.0 million and $1.5 million, respectively.

For the years ended December 31, 2020 and 2019, compensation cost charged to continuing operations upon the vesting of stock options was $2.0 million and $3.2 million, respectively. For the years ended December 31, 2020 and 2019, compensation cost charged to discontinued operations upon the vesting of stock options was $0.2 million and $0.6 million, respectively. During the year ended December 31, 2020, the Company did not record an incremental compensation cost for the year ended December 31, 2020, for which the Company adjusted the exercise price of $0.0011 per share for 18.0 million options held by 106 employees, and recorded $0.6 million of incremental compensation cost in the year ended December 31, 2019, respectively, for which the Company adjusted the exercise price of 12.1 million options held by 124 employees. The compensation costs were included in selling, general and administrative expense in the consolidated statements of operations and comprehensive loss. As of December 31, 2020, and 2019, there was $1.6 million and $4.8 million, respectively, of total unrecognized compensation cost, which is expected to be recognized over a weighted-average period of 2.0 years and 2.6 years, respectively. The remaining unrecognized incremental compensation cost is $0.1 million and has an expected life of 1.6 years.

Restricted stock awards

Beginning in 2020, the Company granted restricted stock awards, which vests based on the individual award agreements and generally over a three to four-year period. These shares are deemed issued as of the date of grant, but not outstanding until they vest. The Company intends to settle the restricted stock awards in stock and the Company has the shares available to do so.

A summary of the Company’s non-vested restricted share awards for the year ended December 31, 2020 is presented below:

	Year Ended December 31, 2020
	Restricted Stock Awards	Weighted- Average Grant- Date Fair Value
	(in thousands)
Nonvested at January 1, 2020	—	$—
Granted	38,224	0.0011
Vested	(22,835)	0.0011
Forfeited	(2,416)	0.0011

Nonvested at December 31, 2020	12,973	0.0011

As of December 31, 2020, there was $0.2 million of total unrecognized compensation cost related to nonvested restricted stock awards granted under the employee share option plan, which is expected to be recognized over a weighted-average period of 3.2 years. The total fair value of shares vested during the year ended December 31, 2020 was $25.0 thousand.

19.	Related Party Transactions

Name	Nature of Relationship	Description of the Transactions	Balance of Principal of December 31,
			2020	2019
			(in thousands)
Seahawk	Debt Issuer	In 2019, the Company raised and converted $18.4 million from the Seahawk LSA into the Intelsat Facility as outstanding debt and issued 13.5 million warrants to purchase common stock.	$19,198	$18,446

Intelsat	Debt Issuer	In 2019, the Company entered into a term loan facility with Intelsat Facility for $50.0 million and issued 20.2 million warrants to purchase common stock.	$52,039	$50,000

Jason and Marian Joh Andrews	The Former Co-founders and employees of BlackSky	In 2018, the Company executed the Andrew’s Notes worth $12.5 million in total to repurchase an aggregate 11.5 million of common stock shares.	$12,500	$12,500

Name	Nature of Relationship	Description of the Transactions	Total Payments in December 31,		Amount Due to Related Party as of December 31,
			2020	2019	2020	2019
			(in thousands)		(in thousands)
LeoStella	Joint Venture	In 2018, the Company formed LeoStella and, pursuant to the terms and conditions of the joint venture agreement, the Company has two designated members of LeoStella’s Board of Directors. As described in Note 6, the Company and LeoStella executed an SPC to design, develop and manufacture multiple satellites for the Company’s geospatial business operations.	$8,205	$23,315	$8,012	$11,460

X-Bow	Equity Method Investee	In 2017, the Company entered into a Stock Subscription and Technology Transfer Agreement with X-Bow. As of December 31, 2020, the Company has a 20.6% interest in X-Bow and has one Board seat. As described in Note 6, the Company has engaged X-Bow to develop a rocket for the Company.	$4,079	$114	$750	$—

Interest on the Intelsat Facility, which includes amounts rolled over the Seahawk LSA as discussed above, is accrued and compounded annually. No significant interest payments were made in the year ended December 31, 2020 or December 31, 2019 (Note 14).

20.	Fair Value of Financial Instruments

Recurring basis

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020 and 2019 and indicate the fair value hierarchy level of the valuation techniques and inputs that the Company utilized to determine such fair value:

December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(in thousands)
Liabilities
Series B Preferred Stock Warrants	$—	$—	$508
Series C Preferred Stock Warrants	—	—	50

	$—	$—	$558

December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Input (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(in thousands)
Liabilities
Series B Preferred Stock Warrants	$—	$—	$1
Series C Preferred Stock Warrants	—	—	—

	$—	$—	$1

The Company’s warrant liabilities are classified as other current liabilities in the consolidated balance sheets and changes in the liability are recorded to unrealized gain or loss in the consolidated statement of operations.

The carrying values of the following financial instruments approximated their fair values as of December 31, 2020 and 2019 based on their short-term maturities: cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, leases payable and short-term debt and other current liabilities.

There were no transfers into or out of each of the levels of the fair value hierarchy during the years ended December 31, 2020 or 2019.

The following is a summary of changes in the fair value of the Level 3 warrants liabilities for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
	(in thousands)
Balance at the beginning of the year	$1	$542
Loss/(gain) from changes in fair value of the warrant liabilities	557	(541)

Balance at the end of the year	$558	$1

In October 2019, the promissory notes issued in 2018 were converted to both common stock and Series C redeemable convertible preferred stock under the 2019 Omnibus Agreement. These promissory notes were measured at fair value, and were classified within Level 3 of the fair value hierarchy. The Company performed a fair value measurement of the promissory Notes immediately prior to conversion, which resulted in a realized gain of $4.1 million. The following is a summary of changes in the fair value of the Level 3 promissory notes for the year ended December 31, 2019:

December 31,
2019
(in thousands)
Balance at the beginning of the year	$24,000
Accrued interest	2,400
Realized gain on conversion of promissory notes	(4,113)

Balance at the conversion date, October 31, 2019	$22,287

Non-recurring basis

Assets measured at fair value on a non-recurring basis consist of certain common stock warrants. The Company’s non-recurring financial instruments are classified within Level 3 of the fair value hierarchy as the inputs are unobservable and reflect management’s estimates of assumptions that market participants would use.

In the year ended December 31, 2019, the Company issued 33.7 million of common stock warrants in conjunction with the 2019 Omnibus Agreement, as further described in Note 14. The initial fair value measurement of these non-recurring equity warrants is insignificant to the consolidated financial statements.

21.	Commitments and Contingencies

The Company entered into long-term operating lease agreements for office space and capital leases for equipment. The minimum fixed commitments related to all non-cancellable leases are as follows:

For the years ending December 31,	Operating Leases	Capital Leases
	(in thousands)
2021	$2,413	$50
2022	2,358	4
2023	1,563	3
2024	940	1
2025	215	—

Total minimum lease payments	$7,489	58

Less: amount representing interest		(3)

Present value of minimum lease payments		55
Less: current obligation		(48)

Long-term obligations under capital lease		$7

During the years ended December 31, 2020 and 2019, the Company entered capital lease arrangements for $8.7 thousand and $0.1 million, respectively. Rental expense for the years ended December 31, 2020 and 2019 was $3.2 million and $2.7 million, respectively.

Legal Proceedings

In the normal course of business, the Company may become involved in various legal proceedings which, by their nature, may be inherently unpredictable and which could have a material effect in the consolidated financial statements, taken as a whole.

The Company’s founders, Jason and Marian Joh Andrews, (collectively, the “Founders”) have retained legal counsel in connection with claims they assert relating to the closing of the Company’s debt financings on October 31, 2019. The Founders claim that these October 2019 financings triggered a prepayment obligation to them under the Andrews Notes in an aggregate amount of $2.5 million. To date, the Founders have not filed a lawsuit and have taken no further legal action. The Company believes that these claims are without merit and, as such, they would not result in a probable material adverse effect on its financial position. Accordingly, the Company has not recorded a contingency loss.

As of December 31, 2020, with the exception of the items above, the Company was not aware of any additional pending, or threatened, governmental actions or legal proceedings to which the Company is, or will be, a party that, if successful, would result in an impact to its business or financial condition or results of operations.

Other Contingencies

The Company analyzed its unique facts and circumstances related to potential obligations in a certain state jurisdiction, including the delivery nature of its prior year intercompany services, payroll and other benefits-related services, current shared services between the parent and subsidiaries, and changing state laws and interpretations of those laws, and have determined that the Company may have an indirect tax obligation.

The Company has begun correspondence with the applicable authorities in an effort toward identifying a taxpayer-favorable resolution of the potential liabilities. The Company has recognized a liability including interest and penalties based on its best estimate as at December 31, 2020 and 2019.

The following table summarizes the estimated indirect tax liability activity during the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
	(in thousands)
Balance, beginning of year	$680	$662
Adjustments to existing liabilities	241	18

Balance, end of year	$921	$680

The Company continues to analyze the additional obligations it may have, if any, it will adjust the liability accordingly.

22.	Concentrations, Risks, and Uncertainties

The Company maintains all cash and cash equivalents with one financial institution. Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable and cash deposits.

In the years ended December 31, 2020 and 2019, revenue from customers representing 10% or more of the consolidated revenue from continuing operations was $15.6 million and $9.3 million, respectively. Accounts receivable related to these customers as of December 31, 2020 and 2019 was $2.0 million and $3.1 million, respectively. Revenue from U.S. federal government and agencies was $17.1 million and $11.7 million for the years ended December 31, 2020 and 2019, respectively. Accounts receivable related to U.S. federal government and agencies was $1.3 million and $3.3 million as of December 31, 2020 and 2019, respectively.

The Company generally extends credit on account, without collateral. Outstanding accounts receivable balances are evaluated by management and accounts are reserved when it is determined collection is not probable. In the years ended December 31, 2020 and 2019, the Company evaluated the realizability of the aged accounts receivable giving consideration of each customer’s financial history and liquidity position, credit rating and the facts and circumstances of collectability on each outstanding account.

23.	Subsequent Events

Management has evaluated subsequent events that have occurred through May 12, 2021, which is the date that the financial statements were available to be issued, and has determined that there were no subsequent events that required recognition or disclosure in the financial statements as of December 31, 2020, except as disclosed below.

BlackSky Merger with Osprey Technology Acquisition Corp.

On February 18, 2021, the Company entered into a merger agreement with Osprey Technology Acquisition Corp. (“Osprey”), a Special Purpose Acquisition Company. The merger between the Company and Osprey pursuant to this agreement would result in BlackSky becoming a publicly listed company, as the surviving business post-merger. If consummated, the merger will result in all holders of BlackSky’s issued and outstanding preferred stock and Class A common stock (inclusive of restricted stock awards), as well as holders of the notes issued as part of BlackSky’s 2021 bridge financings (refer to the subsequent discussion of the “2021 Bridge Financing and Related Transactions”), receiving shares of Osprey Class A common stock, in exchange for their BlackSky debt and equity holdings. Holders of BlackSky’s issued and outstanding Class B common stock will receive cash of $0.00001 per outstanding share.

Subsequent to the transaction, BlackSky will be a wholly owned subsidiary of Osprey. However, BlackSky is expected to be deemed the acquirer in the merger transaction for accounting purposes.

Accordingly, the merger transaction is expected to be accounted for as a reverse recapitalization, in which case the net assets of Osprey will be stated at historical cost and no goodwill or other intangible assets will be recorded in connection with the merger. The expectation for the treatment of the merger transaction as a reverse recapitalization is based upon the expectations that (A) the pre-merger shareholders of BlackSky are expected to hold between 57% and 72% of the voting interests of the combined company, (B) BlackSky’s existing management team will serve as the initial management team of the combined company, (C) BlackSky will appoint a majority of the initial board of directors of the combined company, and (D) BlackSky’s operations will comprise the ongoing operations of the combined company.

Upon consummation of the merger, $180 million of cash raised by Osprey through a contemporaneous sale of Class A common stock in connection with the closing of a PIPE investment, as well any portion of the cash and marketable securities that is held in Osprey’s trust account at the time of the merger and not used to redeem shares of Osprey’s Class A common stock held by Osprey’s public shareholders upon the closing of the merger, is expected to become available to the combined company for general use. Cash available for general use will be reduced by cash payments made for (A) merger transaction costs incurred by both the Company and Osprey, (B) deferred underwriting fees related to Osprey’s IPO, (C) portions of the Company’s outstanding debt, and (D) other costs directly or indirectly attributable to the merger transaction.

There is no assurance that the merger between the Company and Osprey will occur, as consummation of the transaction is subject to (A) the affirmative vote of at least a majority of the votes cast by Osprey’s pre-merger public stockholders at an Osprey special meeting for which a quorum is present and (B) a minimum of $225 million of aggregate required funds becoming available to the combined company based upon the summation of (i) the $180 million of cash proceeds from Osprey’s contemporaneous PIPE Investment pursuant to which Osprey Class A common stock will be sold and (B) cash and marketable securities held in trust, after permitted redemptions of Class A common shares held by Osprey’s public shareholders. Neither approval of the merger transaction by Osprey’s public stockholders nor the amount of cash and marketable securities that would remain in Osprey’s trust account after permitted redemptions of Class A common shares by Osprey’s public stockholders is within the control of the Company or Osprey.

If the merger agreement is validly terminated by Osprey due to the Company changing its recommendation in support of the merger agreement prior to obtaining Company approval of the merger agreement by a majority of the voting power of the outstanding shares of the Company’s common stock and the majority of the then outstanding Company preferred stock, the Company would be required to pay a one-time termination fee totaling $40.7 million.

2021 Bridge Financing and Related Transactions

On February 2, 2021, the Company amended its omnibus agreement, dated as of June 27, 2018 (the “2021 Omnibus Amendment”). Under the 2021 Omnibus Amendment, the Company may borrow additional indebtedness by issuing subordinated, unsecured convertible promissory notes (the “2021 Bridge Notes”) between February 2, 2021 and June 30, 2021 up to an aggregate principal amount of $60.0 million (the “2021 Bridge Financing”). The 2021 Bridge Notes mature on April 30, 2025, if not converted to Class A common shares. In connection with the 2021 Omnibus Amendment, the investors guaranteeing the SVB line of credit further reaffirmed their guarantees and received a one-time issuance of seven shares of Class A common stock of the Company for every dollar guaranteed. The 2021 Bridge Notes convert in connection with the closing of the merger between the Company and Osprey into shares of the Company’s Class A common stock at a price per share equal to 80% of the price per share of Class A common stock as determined in connection with the merger. During the period from February 2, 2021 through February 3, 2021, the Company completed the closing of its initial tranche of the 2021 Bridge Financing from existing stockholders. The aggregate principal amount of the notes issued in the initial tranche was $18.1 million. All investors participating in the initial tranche also received incentive equity equal to seven shares of Class A common stock of the Company for each dollar invested. Certain investors participating in the initial tranche also received warrants exercisable for shares of Class A common stock of the Company in amounts ranging from 0.14% of the Company’s fully-diluted share capital for each dollar invested over $1.0 million to 3.5% of the Company’s fully-diluted share capital. On February 18, 2021, the Company completed the closing of a second tranche of 2021 Bridge Financing, raising an aggregate principal amount of $40.0 million from an existing stockholder and from new investors. Participants in the second tranche did not receive shares of Class A common stock or warrants to purchase Class A common stock.

The remaining residual balance of the 2021 Bridge Financing is allocated to a rights offering in which certain shareholders in the Company will be eligible to participate. The Company expects the rights offering to close prior to the closing of the merger. If fully subscribed, the aggregate investments of participating shareholders in the rights offering will be approximately $1.9 million, and, subject to commitments for the entire available residual balance of the 2021 Bridge Financing, upon the closing of the rights offering, the Company shall have received up to $60.0 million in principal investments. The terms of the rights offering will be substantially identical to those offered in the initial tranche of the 2021 Bridge Financing.

On February 18, 2021, the Company amended and restated its certificate of incorporation to increase the total number of authorized shares of capital stock to a new total of 1,176,556,156 shares and increase the total number of authorized shares common stock to a new total of 1,000,000,000 shares.

The following table summarizes the additional shares of Class A common stock and warrants to purchase Class A common stock expected to be issued as a result of the 2021 Bridge Financing.

	Class A common stock	Class A commons stock warrants
	(in thousands)
Class A common stock issued to SVB guarantors	93,042	—
Class A common stock and Class A common stock warrants issued in connection with the initial tranche of 2021 Bridge Financing	126,572	43,030

Total	219,614	43,030

The Company is currently evaluating the accounting for the 2021 Bridge Financing, including the valuation of the equity instruments issued subsequent to year end. The Company expects to record a material charge to earnings or equity in 2021 as a result of the transaction.

Issuance of Restricted Stock Awards

Pursuant to actions by the Company’s Board of Directors on February 17, 2021 and March 17, 2021, the Company granted an aggregate of 96,083,025 restricted stock awards to certain employees and advisors of the Company. On March 24, 2021, the Company granted an additional 1,500,000 restricted stock awards to an outside advisor providing consulting services to the Company.

Settlement Arrangement for the Sale of the Launch Division

On March 30, 2021, the Company reached an agreement with M&Y Space and the Launch Division (collectively referred to as the “Parties”), whereby the Parties settled certain disputes with respect to the purchase price in the total of $6.8 million which the Company accrued as a liability as of December 31, 2020 see Note 11. The Company made an upfront payment of $2.0 million on April 1, 2021. The second payment is due and payable upon the earlier of (i) ten business days following the completion of the merger with Osprey and (ii) September 30, 2021, the date payment is due.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

February 17, 2021

by and among

OSPREY TECHNOLOGY ACQUISITION CORP.,

OSPREY TECHNOLOGY MERGER SUB, INC., and

BLACKSKY HOLDINGS, INC.

A-i

4.05	Board Approval; Vote Required	A-25
4.06	Governmental Authorities; Consents	A-26
4.07	Capitalization	A-26
4.08	Financial Statements	A-28
4.09	Undisclosed Liabilities	A-28
4.10	Litigation and Proceedings	A-28
4.11	Compliance with Laws	A-29
4.12	Intellectual Property	A-29
4.13	Contracts; No Defaults	A-31
4.14	Government Contracts	A-33
4.15	Satellites and Earth Stations; NOAA	A-34
4.16	Company Benefit Plans	A-34
4.17	Labor Matters	A-36
4.18	Taxes	A-37
4.19	Brokers’ Fees	A-38
4.20	Insurance	A-39
4.21	Real Property; Assets	A-39
4.22	Environmental Matters	A-40
4.23	Absence of Changes	A-40
4.24	Affiliate Agreements	A-41
4.25	Internal Controls	A-41
4.26	Permits	A-41
4.27	FCC Licenses	A-41
4.28	Registration Statement	A-42
4.29	No Additional Representations and Warranties	A-42

ARTICLE V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

5.01	Corporate Organization	A-43
5.02	Due Authorization	A-44
5.03	No Conflict	A-44
5.04	Litigation and Proceedings	A-45
5.05	Compliance with Laws	A-45
5.06	Employee Benefit Plans	A-45
5.07	Governmental Authorities; Consents	A-46
5.08	Financial Ability; Trust Account	A-46
5.09	Taxes	A-47
5.10	Brokers’ Fees	A-48
5.11	Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act	A-48
5.12	Business Activities; Absence of Changes	A-49
5.13	Registration Statement	A-50
5.14	Capitalization	A-50
5.15	NYSE Stock Market Quotation	A-52
5.16	Contracts; No Defaults	A-52
5.17	Title to Property	A-52
5.18	Investment Company Act	A-52
5.19	Affiliate Agreements	A-53

A-ii

5.20	PIPE Investment Amount; Subscription Agreements	A-53
5.21	Sponsor Support Agreement	A-53
5.22	Interests in Competitors	A-53
5.23	Foreign Person	A-54

ARTICLE VI COVENANTS OF THE COMPANY

6.01	Conduct of Business	A-54
6.02	Inspection	A-57
6.03	HSR Act, Communications Act, and Regulatory Approvals	A-58
6.04	Termination of Certain Agreements	A-58
6.05	PCAOB Audited Financials; Interim Unaudited Financials	A-59
6.06	No Claim Against the Trust Account	A-59
6.07	Preparation of Registration Statement; Other Actions	A-60
6.08	Exclusivity; Company Stockholders’ Written Consent	A-60
6.09	No Change of Control	A-64

ARTICLE VII COVENANTS OF ACQUIROR

7.01	HSR Act, Communications Act, and Regulatory Approvals	A-64
7.02	Indemnification and Insurance	A-65
7.03	Conduct of Acquiror During the Interim Period	A-66
7.04	Trust Account	A-68
7.05	Inspection	A-69
7.06	Acquiror NYSE Listing	A-69
7.07	Acquiror Public Filings	A-69
7.08	Financing	A-69
7.09	Termination of Acquiror Affiliate Agreements	A-70
7.10	Section 16 Matters	A-70
7.11	Director Appointments; Officers	A-70
7.12	Director and Officer Resignations	A-70
7.13	Exclusivity	A-71
7.14	Bylaws; Acquiror Common Stock	A-71
7.15	Warrant Amendment	A-71

ARTICLE VIII JOINT COVENANTS

8.01	Support of Transaction	A-71
8.02	Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval	A-72
8.03	Other Filings; Press Release	A-74
8.04	Tax Matters	A-74
8.05	Confidentiality; Publicity	A-75
8.06	Transaction Litigation	A-76
8.07	Post-Closing Cooperation; Further Assurances	A-76

A-iii

ARTICLE IX CONDITIONS TO OBLIGATIONS

9.01	Conditions to Obligations of All Parties	A-76
9.02	Additional Conditions to Obligations of Acquiror	A-77
9.03	Additional Conditions to the Obligations of the Company	A-78

ARTICLE X TERMINATION/EFFECTIVENESS

10.01	Termination	A-80
10.02	Effect of Termination	A-81

ARTICLE XI MISCELLANEOUS

11.01	Waiver	A-82
11.02	Notices	A-82
11.03	Assignment	A-82
11.04	Rights of Third Parties	A-83
11.05	Expenses	A-83
11.06	Mutual Drafting	A-83
11.07	Governing Law	A-83
11.08	Captions; Counterparts	A-83
11.09	Schedules and Exhibits	A-83
11.10	Headings	A-83
11.11	Entire Agreement	A-83
11.12	Amendments	A-83
11.13	Severability	A-84
11.14	Jurisdiction; WAIVER OF TRIAL BY JURY	A-84
11.15	Enforcement	A-84
11.16	Non-Recourse	A-85
11.17	Nonsurvival of Representations, Warranties and Covenants	A-85
11.18	Acknowledgements	A-85

Exhibits

Exhibit A – Form of Support Agreement

Exhibit B – Form of Sponsor Support Agreement

Exhibit C – Form of Registration Rights Agreement

Exhibit D – Form of Amended and Restated Certificate of Incorporation of Acquiror

Exhibit E – Form of Amended and Restated Bylaws of Acquiror

Exhibit F – Form of Written Consent

Exhibit G – Form of Acquiror Omnibus Incentive Plan

Exhibit H – Form of Acquiror ESPP

A-iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of February 17, 2021, is entered into by and among Osprey Technology Acquisition Corp., a Delaware corporation (“Acquiror”), Osprey Technology Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and BlackSky Holdings, Inc., a Delaware corporation (the “Company”). Each of Acquiror, the Company and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Except as otherwise indicated, capitalized terms used shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror and was formed for the sole purpose of the Merger;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Parties intend to enter into a business combination transaction by which, Merger Sub will merge with and into the Company in the Merger, with the Company being the surviving corporation of the Merger (the Company, in its capacity as such surviving corporation, is sometimes referred to herein as the “Surviving Company”);

WHEREAS, the respective boards of directors or similar governing bodies of each of Acquiror, Merger Sub and the Company have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, on or prior to the date of execution and delivery of this Agreement, in connection with the Transactions, Acquiror and each of the Subscribers have entered into Subscription Agreements, dated as of the date hereof (each, as modified from time to time in accordance with its terms, a “Subscription Agreement” and, collectively, the “Subscription Agreements”), for a private placement of Acquiror Class A Common Stock, such private placement to be consummated immediately prior to and substantially concurrently with the consummation of the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, (a) certain Company Equityholders have entered into certain Support Agreements, dated as of the date hereof (the “Support Agreements”), in the form set forth on Exhibit A, with Acquiror, and (b) the Acquiror, the Sponsor and certain Acquiror Class B Stockholders have entered into that certain Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), in the form set forth on Exhibit B, with the Company;

WHEREAS, promptly following the effectiveness of the Registration Statement (and in any event within five Business Days of the time that the Registration Statement becomes effective), the Company shall seek the Company Requisite Approval and deliver a copy of the Written Consent to Acquiror;

WHEREAS, at the Closing, in connection with the Transactions, Acquiror, the Sponsor, certain Acquiror Stockholders and certain other parties who will receive Acquiror Class A Common Stock pursuant to Article III will enter into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in substantially the form set forth on Exhibit C;

WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Common Stock redeemed for the consideration (which amount shall not exceed $10.00 per share), and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Acquiror for the Business Combination (the “Redemption Offer”);

WHEREAS, prior to the consummation of the Transactions, Acquiror shall, subject to obtaining the Required Acquiror Stockholder Approval, adopt the amended and restated certificate of incorporation (the “Acquiror A&R Charter”) in the form set forth on Exhibit D to provide for, among other things, an increase to the number of Acquiror’s authorized shares of Acquiror Common Stock in connection with the Transactions;

WHEREAS, prior to the consummation of the Transactions, Acquiror will adopt the amended and restated bylaws (the “Acquiror A&R Bylaws”) in the form set forth on Exhibit E; and

WHEREAS, each of the parties to this Agreement intends that, for U.S. federal income tax purposes, (a) this Agreement will constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder and (b) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of U.S. Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“2014 Equity Incentive Plan” means the BlackSky Holdings, Inc. 2014 Equity Incentive Plan, as most recently amended on February 2, 2021.

“Acceptable Confidentiality Agreement” has the meaning specified in Section 6.08(d)(ii).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror A&R Bylaws” has the meaning specified in the Recitals hereto.

“Acquiror A&R Charter” has the meaning specified in the Recitals hereto.

“Acquiror Affiliate Agreement” has the meaning specified in Section 5.19.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Acquiror Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror Benefit Plans” has the meaning set forth in Section 5.06.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Change in Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Class A Common Stock” means Acquiror’s Class A Common Stock, par value $0.0001 per share.

“Acquiror Class A Stockholder” means any holder of Acquiror Class A Common Stock.

“Acquiror Class B Common Stock” means Acquiror’s Class B Common Stock, par value $0.0001 per share.

“Acquiror Class B Stockholder” means any holder of Acquiror Class B Common Stock.

“Acquiror Common Stock” means, collectively, Acquiror Class A Common Stock and Acquiror Class B Common Stock.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror D&O Tail” has the meaning specified in Section 7.02(b)(i).

“Acquiror ESPP” has the meaning specified in Section 8.02(c).

“Acquiror ESPP Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Financial Statements” has the meaning specified in Section 5.11(d).

“Acquiror Intervening Event” has the meaning specified in Section 8.02(d).

“Acquiror Intervening Event Notice” has the meaning specified in Section 8.02(d).

“Acquiror Material Adverse Effect” means any event, change or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the assets or financial condition of Acquiror and its Subsidiaries, taken as a whole or (b) the ability of Acquiror or Merger Sub to perform its obligations under this Agreement or consummate the Transactions.

“Acquiror Omnibus Incentive Plan” has the meaning specified in Section 8.02(c).

“Acquiror Omnibus Incentive Plan Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Organizational Documents” means Acquiror’s Certificate of Incorporation and Acquiror’s Amended and Restated Bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror Related Parties” means any of Acquiror’s or Merger Sub’s respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing; provided, however, that “Acquiror Related Parties” shall not be deemed to include Acquiror or Merger Sub.

“Acquiror Schedules” means the disclosure schedules of the Acquiror and Merger Sub delivered to the Company by Acquiror in connection with the execution and delivery of this Agreement.

“Acquiror SEC Reports” has the meaning specified in Section 5.11(a).

“Acquiror Stockholder” means any holder of Acquiror Common Stock.

“Acquiror Unit” means a unit consisting of one share of Acquiror Common Stock and one-half of one Acquiror Warrant.

“Acquiror Warrant” means a warrant entitling the holder to purchase one share of Acquiror Class A Common Stock.

“Acquiror Warrant Agreement” means that certain Warrant Agreement, dated as of October 31, 2019, between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

“Acquisition Proposal” has the meaning specified in Section 6.08(d)(i).

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Proposal” has the meaning specified in Section 8.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the Preamble hereto.

“Allocation Schedule” has the meaning set forth in Section 2.07.

“Amendment Proposal” has the meaning specified in Section 8.02(c).

“Ancillary Agreement” means the Subscription Agreements, Support Agreement, Sponsor Support Agreement, Registration Rights Agreement and each other agreement, document, instrument and/or certificate executed, or contemplated to be executed, in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including, but not limited to, the U.S. Foreign Corrupt Practices Act, as amended, and, as applicable, any national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Acquiror RSU Award” has the meaning specified in Section 3.06.

“Assumed Acquiror Stock Option” has the meaning specified in Section 3.05(a).

“Assumed Acquiror Warrant” has the meaning specified in Section 3.09(a)(iii).

“Assumed Restricted Share Award” has the meaning specified in Section 3.08.

“Audited Financial Statements” has the meaning specified in Section 4.08.

“Bridge Loan” has the meaning set forth on Schedule 6.01.

“Business Combination” has the meaning ascribed to such term in the Certificate of Incorporation.

“Business Combination Proposal” has the meaning set forth in Section 7.13.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Acquiror, filed on November 1, 2019.

“Certificate of Merger” has the meaning specified in Section 2.01.

“Closing” has the meaning specified in Section 2.03.

“Closing Acquiror Cash” means an amount equal to (a) the cash funds contained in the Trust Account as of the Effective Time; minus (b) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Common Stock pursuant to the Redemption Offer (to the extent not already paid as of the Effective Time); plus (d) the Closing Aggregate PIPE Proceeds.

“Closing Aggregate PIPE Proceeds” means the aggregate cash proceeds actually received and held in a bank account owned and controlled by Acquiror in respect of the PIPE Investment Amounts to the extent such proceeds are available to Acquiror for use, in each case, as of substantially concurrently with the Closing.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Form 8-K” has the meaning specified in Section 8.03(c).

“Closing Press Release” has the meaning specified in Section 8.03(c).

“Code” has the meaning specified in the Recitals hereto.

“Communications Act” means the Communications Act of 1934, as amended, and the implementing rules and regulations of the FCC.

“Communications Authorizations” has the meaning specified in Section 4.27(a).

“Communications Plan” has the meaning specified in Section 8.05(b).

“Company” has the meaning specified in the Preamble hereto.

“Company Affiliate Agreement” has the meaning specified in Section 4.24.

“Company Benefit Plan” has the meaning specified in Section 4.16(a).

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 6.08(f).

“Company Capitalization Measurement Date” has the meaning specified in Section 4.07(a).

“Company Certificate” has the meaning specified in Section 3.03(a).

“Company Change in Recommendation” has the meaning specified in Section 6.08(f).

“Company Class A Common Stock” means the Company’s Class A Common Stock, par value $0.00001 per share (and for the avoidance of doubt, includes the Restricted Shares).

“Company Class B Common Stock” means the Company’s Class B Common Stock, par value $0.00001 per share.

“Company Common Stock” means the Company Class A Common Stock and Company Class B Common Stock.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company D&O Tail” has the meaning specified in Section 7.02(b)(ii).

“Company Equityholder” means any Company Stockholder, Company Optionholder or Company Warrantholder.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries.

“Company NOAA Authorizations” has the meaning specified in Section 4.15(d).

“Company Optionholder” means any holder of Company Stock Options.

“Company Preferred Stock” means the Company’s Preferred Stock, par value $0.00001 per share, consisting of (i) the Company’s Series A Preferred Stock, par value $0.00001 per share, (ii) the Company’s Series B Preferred Stock, par value $0.00001 per share, (iii) the Company’s Series B-1 Preferred Stock, par value $0.00001 per share and (iv) the Company’s Series C Preferred Stock, par value $0.00001 per share.

“Company Related Parties” means the Company, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Company Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Required Funds” means $225,000,000.

“Company Requisite Approval” has the meaning specified in Section 4.03.

“Company RSU Award” has the meaning specified in Section 3.06.

“Company Schedules” means the disclosure schedules of the Company delivered to the Acquiror by the Company in connection with the execution and delivery of this Agreement.

“Company Series A Preferred Stock” means the Company’s Series A Preferred Stock, par value $0.00001 per share.

“Company Series B-1 Preferred Stock” means the Company’s Series B-1 Preferred Stock, par value $0.00001 per share.

“Company Series B Preferred Stock” means the Company’s Series B Preferred Stock, par value $0.00001 per share.

“Company Series C Preferred Stock” means the Company’s Series C Preferred Stock, par value $0.00001 per share.

“Company Software” means all Owned Company Software and all Software used in the business of the Company and its Subsidiaries, as currently conducted.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stockholder” means any holder of any share of Company Stock.

“Company Stock Options” means any option to purchase shares of Company Common Stock.

“Company Stock Plan” means each of the Spaceflight, Inc. Amended and Restated 2011 Equity Incentive Plan and the 2014 Equity Incentive Plan.

“Company Termination Payment” means $40,700,000.

“Company Warrantholder” means any holder of Company Warrants.

“Company Warrants” means each of the warrants to purchase shares of Company Stock.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 5, 2021, between Acquiror and the Company.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

“COVID-19 Response” means any action, inaction, activity or conduct necessary (such determination to be made in the Company’s reasonable discretion, following notice to and good faith consultation with Acquiror) to comply with any Governmental Order, guidance, shelter in place and non-essential business order by any Governmental Authority in order to mitigate, remedy, respond to or otherwise address the effects or impact of the COVID-19 or SARS-CoV-2 virus.

“D&O Tail” has the meaning specified in Section 7.02(b)(ii).

“DGCL” has the meaning specified in the Recitals hereto.

“Director Proposal” has the meaning specified in Section 8.02(c).

“Dissenting Shares” has the meaning specified in Section 3.13.

“DPA” has the meaning specified in Section 5.23.

“Earth Station” means telemetry, tracking and control and transmitting and/or receiving earth station facilities, in each case that is either owned or leased for use by the Company or any of its Subsidiaries.

“Effective Time” has the meaning specified in Section 2.01.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety as it relates to exposure to Hazardous Materials, or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in Section 4.16(a).

“ERISA Affiliate” has the meaning specified in Section 4.16(e).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” has the meaning specified in Section 3.01(e).

“Exercising Company Warrant” has the meaning specified in Section 3.09(a)(1).

“Existing Debt Agreements” means the Secured Loan Agreement, PPP Loan Agreement, the Specified Notes, the Bridge Loan and the SVB Loan Agreement.

“FCC” means the Federal Communications Commission.

“FCC Authorizations” has the meaning specified in Section 4.27(a).

“Financial Derivative/Hedging Arrangement” means any financial transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.08.

“Fraud” means fraud under Delaware common law. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence.

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect from time to time.

“Government Contract” means any Contract to which the Company is a party and where the ultimate contracting party is a Governmental Authority.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, or governmental commission, department, board, bureau, agency, instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by, or under the authority of, any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), flammable or explosive substances, mold, fungicides or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by any Lien, other than a Permitted Lien, on assets or properties of such Person, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above or (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission, the FCC, or NOAA or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, taglines, social media identifiers (such as a Twitter® Handle) and related accounts, brand names, logos and corporate names and all goodwill related thereto; (c) copyrights, mask works, designs and any other equivalent rights in works of and any other related rights of authors; (d) internet domain names and internet addresses; (e) trade secrets, know-how, inventions, processes, procedures, database rights, confidential business information and other proprietary information and rights (collectively, “Trade Secrets”); (f) rights in Software; and (g) moral rights and publicity rights.

“Intended Tax Treatment” has the meaning specified in Section 8.04(a).

“Interim Period” has the meaning specified in Section 6.01.

“International Communications Authorizations” has the meaning specified in Section 4.27(a).

“IT Systems” means computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment and systems (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by the Company or any Subsidiary of the Company.

“Land Remote Sensing Policy Act” means the Land Remote Sensing Policy Act of 1992, codified at 51 U.S.C. 60101 et. seq., as amended, together with all regulations promulgated thereunder, and the implementing rules and regulations of NOAA.

“Law” means any statute, law, constitution, treaty, principle of common law, resolution, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 4.21(b).

“Letter of Transmittal” has the meaning specified in Section 3.03(a).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws and immaterial easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

“Listing Application” has the meaning specified in Section 7.06.

“Material Adverse Effect” means any event, change or development that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, (ii) any change or development in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (iii) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition set forth in Section 9.02(a)), (iv) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (v) the compliance with the terms of this Agreement or the taking of any action expressly required by this Agreement or taken with the prior written consent of or at the prior written request of Acquiror (provided, that the exceptions in this clause (v) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition set forth in Section 9.02(a)), (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemics, disease outbreaks or pandemics (including, for the avoidance of doubt, any effect resulting from, arising in connection with or otherwise related to the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), public health emergencies, widespread occurrences of infectious diseases, government required shutdowns (including with respect to academic institutions, institutes of learning, school districts or educational programs), changes in, or effects in weather, meteorological conditions or climate, explosion fire, act of God or other force majeure event, (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (viii) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (viii) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has had, or would reasonably be expected to have, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clauses (i), (ii), (iv), (vi) and (vii), in each case, to the extent that such change would have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants or (b) the ability of the Company to consummate the Merger; provided, further, however, that for purposes of Section 9.02(a) and Section 9.02(c) (collectively, the “Specified Condition”), clause (b) of this definition and references to the words “would reasonably be expected to have” in this definition, shall only be given effect to the extent that such event, change or development is continuing at the time that the satisfaction of the Specified Condition is being determined.

“Material Permits” has the meaning specified in Section 4.26.

“Merger” has the meaning specified in Section 2.01.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.16(e).

“NOAA” means the National Oceanic and Atmospheric Administration, an agency of the U.S. Department of Commerce.

“NYSE” means the New York Stock Exchange.

“NYSE Proposal” has the meaning specified in Section 8.02(c).

“Open Source Materials” has the meaning specified in Section 4.12(h).

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.12(b).

“Outstanding Company Expenses” has the meaning specified in Section 3.12(a).

“Owned Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Party” has the meaning specified in the Preamble hereto.

“Paying Agent” means Continental Stock Transfer & Trust Company.

“PCAOB Audited Financials” has the meaning specified in Section 6.05.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, variances, exceptions, exemptions, orders, registrations, permissions, qualifications and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Issuances” means shares of Company Common Stock issuable upon the exercise or conversion of Company Stock Options, Company Warrants, Company Preferred Stock, or the Bridge Loan, and the other securities set forth on Schedule 4.07, in each case, on the terms in effect on the date hereof or that are issued after the date hereof in compliance with Section 6.01.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (i) that arise in the ordinary course of business, (ii) that relate to amounts not yet delinquent or (iii) that are being contested in good faith through appropriate Actions, and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions, in each case, only to the extent appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that, to the knowledge of the Company, do not, individually or in the aggregate, materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Financial Statements, (g) matters that would be disclosed by an accurate survey, which, to the knowledge of the Company, do not materially diminish the value or interfere with the current use or occupancy of any Leased Real Property, (h) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, (i) statutory or common law Liens or encumbrances of landlords, lessors or renters for amounts not yet delinquent, or which are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, in each case of this clause (i), only to the extent appropriate reserves have been established in accordance with GAAP, if applicable, (j) Liens described on Schedule 1.01(a) and (k) Liens securing the obligations under the SVB Loan Agreement, the Secured Loan Agreement and the Bridge Loan.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any personal information that, alone or in combination with other information, can be used to specifically identify any individual, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, as applicable or that otherwise constitutes “personal data” or “personal information” under applicable Laws.

“PIPE Investment Amount” has the meaning specified in Section 5.20.

“PPP Loan Agreement” means that certain Note – Paycheck Protection Program, dated as of April 22, 2020, between the Company and Newtek Small Business Finance, LLC, as amended, restated, supplemented or otherwise modified in accordance with Section 6.01(p).

“Privacy Laws” means any and all applicable Laws relating to privacy, data protection, or cybersecurity with respect to the collection, use, storage, transfer, processing, safeguarding and security (both technical and physical) of Personal Information.

“Privacy Policy” has the meaning specified in Section 4.12(l).

“Proposals” has the meaning specified in Section 8.02(c).

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in conjunction with a stockholder vote on the Business Combination) in accordance with the Acquiror Organizational Documents.

“Qualification Requirements” has the meaning specified in Section 7.11.

“Real Estate Lease Documents” has the meaning specified in Section 4.21(b).

“Redeeming Stockholder” means an Acquiror Stockholder who elects that Acquiror redeem his, her or its Acquiror Common Stock for cash in connection with the Transactions and in accordance with the Acquiror Organizational Documents.

“Redemption Offer” has the meaning specified in the Recitals hereto.

“Registered Intellectual Property” has the meaning specified in Section 4.12(a).

“Registration Rights Agreement” has the meaning specified in the recitals hereto.

“Registration Statement” has the meaning specified in Section 8.02(a).

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission, the FCC or NOAA as applicable.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Acquiror Proposals” has the meaning specified in Section 8.02(c).

“Required Acquiror Stockholder Approval” has the meaning specified in Section 5.02(b).

“Restricted Share” means an issued and outstanding share of Company Class A Common Stock that was granted pursuant to a Company Stock Plan that is not vested under the terms of the award agreement or other applicable contract (a “Restricted Share Award Agreement”) between the holder of such share and the Company governing the vesting terms of such share.

“Satellite” means (a) each satellite owned, used or held for use by the Company or any of its Subsidiaries, whether or not in orbit, and (b) each completed satellite which has not yet launched or satellite which is in production which is owned or expected to be owned, used or held for use by the Company or any of its Subsidiaries.

“Schedules” means, collectively, the Acquiror Schedules and the Company Schedules.

“SEC” means the United States Securities and Exchange Commission.

“Secured Loan Agreement” has the meaning set forth on Schedule 1.01(c).

“Secured Loan Agreement Consents” means all necessary consents, amendments or waivers from the requisite lenders and agents under the Secured Loan Agreement that are required thereunder in order to permit the consummation of the transactions contemplated by this Agreement without causing any breach or default under the Secured Loan Agreement or accelerating the payments of any amounts outstanding thereunder.

“Secured Payoff Amount” has the meaning specified in Section 9.02(e)(i).

“Secured Payoff Letter” has the meaning specified in Section 9.02(e)(i).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Acquiror Common Stock to be held for the purpose of approving the Proposals.

“Specified Notes” has the meaning set forth on Schedule 1.01(b).

“Sponsor” means Osprey Sponsor II LLC, a Delaware limited liability company.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Subscribers” means those certain persons that executed Subscription Agreements.

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” has the meaning specified in Section 6.08(d)(iii).

“Support Agreements” has the meaning specified in the Recitals hereto.

“Surviving Company” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 10.02(a).

“SVB Loan Agreement” means that certain Amended and Restated Loan and Security Agreement, dated as of June 27, 2018, by and among the Company, Spaceflight Systems, Inc. and Spaceflight, Inc., each a Washington corporation, Blacksky Global LLC and SFI IP Holdco, LLC, each a Delaware limited liability company, and Blacksky Geospatial Solutions, Inc., a Delaware corporation, collectively, as the co-borrowers, Silicon Valley Bank, as bank, as amended by that certain First Amendment to Amended and Restated Loan and Security Agreement, dated as of August 10, 2018, that certain Consent and Second Amendment to Amended and Restated Loan and Security Agreement, dated as of October 30, 2018, that certain Forbearance to Amended and Restated Loan and Security Agreement, dated as of January 25, 2019, that certain Forbearance to Amended and Restated Loan and Security Agreement, dated as of March 7, 2019, that certain Third Amendment to Amended and Restated Loan and Security Agreement, dated as of April 5, 2019, that certain Forbearance to Amended and Restated Loan and Security Agreement, dated as of July 8, 2019, that certain Forbearance to Amended and Restated Loan and Security Agreement, dated as of August 15, 2019, that certain Forbearance and Fourth Amendment to Amended and Restated Loan and Security Agreement, dated as of September 18, 2019, that certain Fifth Amendment to Amended and Restated Loan and Security Agreement, dated as of October 30, 2019, that certain Sixth Amendment to Amended and Restated Loan and Security Agreement, dated as of March 30, 2020, that certain Seventh Amendment to Amended and Restated Loan and Security Agreement, dated as of June 12, 2020, and that certain Eighth Amendment to Amended and Restated Loan and Security Agreement, dated as of December 24, 2020, and as further amended, restated, supplemented or otherwise modified in accordance with Section 6.01(p).

“SVB Payoff Amount” has the meaning specified in Section 9.02(e)(ii).

“SVB Payoff Letter” has the meaning specified in Section 9.02(e)(ii).

“Tax” means any federal, state, provincial, territorial, local, foreign and other tax imposed by a Governmental Authority, including any net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, in each case in the nature of a tax, together with any interest, penalty, fine, levy, impost, duty, charge, or addition to tax imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Terminating Company Warrant” has the meaning specified in Section 3.09(a)(ii).

“Termination Date” has the meaning specified in Section 10.01(b).

“Transaction Litigation” has the meaning specified in Section 8.06.

“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.08(a).

“Trust Agreement” has the meaning specified in Section 5.08(a).

“Trustee” has the meaning specified in Section 5.08(a).

“Unaudited Financial Statements” has the meaning specified in Section 4.08.

“Unaudited Interim Financials” has the meaning specified in Section 6.05.

“Warrant Amendment” has the meaning specified in Section 7.15.

“Warrant Exchange Ratio” has the meaning specified in Section 3.09(a)(iii).

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s knowing and intentional material breach of any of its covenants or other agreements set forth in such agreement, in each case, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

“Written Consent” has the meaning specified in Section 6.08(e).

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) unless otherwise specifically provided for herein, the word “or” shall be disjunctive but not exclusive, and (vii) references in this Agreement to “dollars” or “$” are intended to refer to U.S. dollars.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, mean that a copy of the information or material referred to has been provided no later than one day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

1.03 Purchase Price Allocation Definitions. As used herein, the following terms shall have the following meanings:

(a) “Total Company Exercise Prices” means the aggregate exercise prices that would be paid to the Company if all Company Stock Options and all Company Warrants, in each case, that are outstanding as of immediately prior to the Effective Time were exercised in full immediately prior to the Effective Time.

(b) “Total Consideration” means (a) the $925,000,000, plus (b) the Total Company Exercise Prices, minus (c) the Total Unfunded Bridge Loan Amount and minus (d) Total Class B Common Stock Consideration.

(c) “Total Unfunded Bridge Loan Amount” means an amount (if any) by which (i) $1,800,000 exceeds (ii) the aggregate cash proceeds actually received by the Company in connection with the Bridge Loan during the period beginning on the first day after the date of this Agreement and ending three Business Days prior to the Closing Date.

(d) “Total Consideration Share Amount” means a number of shares of Acquiror Class A Common Stock equal to (a) the Total Consideration divided by (b) $10.00.

(e) “Acquiror Closing Trading Price” means an amount equal to the average closing sale price of one share of Acquiror Class A Common Stock on the NYSE over the thirty day period ending three days prior to the Closing Date.

(f) “Total Outstanding Series A Preferred Share Number” means the total number of shares of Company Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time; provided, however, if the shares of Company Series A Preferred Stock are deemed to be converted into shares of Company Class A Common Stock in connection with the Merger pursuant to the Deemed Conversion Charter Provision, then the “Total Outstanding Series A Preferred Share Number” shall equal zero (each share of Company Series A Preferred Stock that is deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Deemed Converted Series A Preferred Share” and each share of Company Series A Preferred Stock that is not so deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Outstanding Series A Preferred Share”).

(g) “Total Outstanding Series B Preferred Share Number” means the total number of shares of Company Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time; provided, however, if the shares of Company Series B Preferred Stock are deemed to be converted into shares of Company Class A Common Stock in connection with the Merger pursuant to the Deemed Conversion Charter Provision, then the “Total Outstanding Series B Preferred Share Number” shall equal zero (each share of Company Series B Preferred Stock that is deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Deemed Converted Series B Preferred Share” and each share of Company Series B Preferred Stock that is not so deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Outstanding Series B Preferred Share”).

(h) “Total Outstanding Series B-1 Preferred Share Number” means the total number of shares of Company Series B-1 Preferred Stock issued and outstanding as of immediately prior to the Effective Time; provided, however, if the shares of Company Series B-1 Preferred Stock are deemed to be converted into shares of Company Class A Common Stock in connection with the Merger pursuant to the Deemed Conversion Charter Provision, then the “Total Outstanding Series B-1 Preferred Share Number” shall equal zero (each share of Company Series B-1 Preferred Stock that is deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Deemed Converted Series B-1 Preferred Share” and each share of Company Series B-1 Preferred Stock that is not so deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Outstanding Series B-1 Preferred Share”).

(i) “Total Outstanding Series C Preferred Share Number” means the total number of shares of Company Series C Preferred Stock issued and outstanding as of immediately prior to the Effective Time; provided, however, if the shares of Company Series C Preferred Stock are deemed to be converted into shares of Company Class A Common Stock in connection with the Merger pursuant to the Deemed Conversion Charter Provision, then the “Total Outstanding Series C Preferred Share Number” shall equal zero (each share of Company Series C Preferred Stock that is deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Deemed Converted Series C Preferred Share” and each share of Company Series C Preferred Stock that is not so deemed to be so converted into shares of Company Class A Common Stock is referred to herein as a “Company Outstanding Series C Preferred Share”).

(j) “Series A Liquidation Preference Exchange Ratio” an amount equal to the quotient of (i) $0.86686 divided by (ii) the Acquiror Closing Trading Price.

(k) “Series B Liquidation Preference Exchange Ratio” an amount equal to the quotient of (i) $1.10602 divided by (ii) the Acquiror Closing Trading Price.

(l) “Series B-1 Liquidation Preference Exchange Ratio” an amount equal to the quotient of (i) $2.62931 divided by (ii) the Acquiror Closing Trading Price.

(m) “Series C Liquidation Preference Exchange Ratio” an amount equal to the quotient of (i) $4.7974 divided by (ii) the Acquiror Closing Trading Price.

(n) “Total Liquidation Preference Share Amount” means an amount equal to the sum of the following: (A) the product of (i) the Total Outstanding Series A Preferred Share Number (if any) multiplied by (ii) the Series A Liquidation Preference Exchange Ratio, plus (B) the product of (i) the Total Outstanding Series B Preferred Share Number (if any) multiplied by (ii) the Series B Liquidation Preference Exchange Ratio, plus (C) the product of (i) the Total Outstanding Series B-1 Preferred Share Number (if any) multiplied by (ii) the Series B-1 Liquidation Preference Exchange Ratio and plus (D) the product of (i) the Total Outstanding Series C Preferred Share Number (if any) multiplied by (ii) the Series C Liquidation Preference Exchange Ratio.

(o) “Total Residual Consideration Share Amount” shall mean (i) the Total Consideration Share Amount minus (ii) the Total Liquidation Preference Share Amount.

(p) “Company Deemed Converted Preferred Shares” means the Company Deemed Converted Series A Preferred Shares (if any), the Company Deemed Converted Series B Preferred Shares (if any), the Company Deemed Converted Series B-1 Preferred Shares (if any) and the Company Deemed Converted Series C Preferred Shares (if any).

(q) “Company Outstanding Preferred Shares” means the Company Outstanding Series A Preferred Shares (if any), the Company Outstanding Series B Preferred Shares (if any), the Company Outstanding Series B-1 Preferred Shares (if any) and the Company Outstanding Series C Preferred Shares (if any).

(r) “Fully Diluted Participating Share Number” means, without duplication, the sum of: (a) the aggregate number of shares of Company Class A Common Stock issued and outstanding as of immediately prior to the Effective Time (including (i) the shares of Company Class A Common Stock issued and outstanding as of immediately prior to the Effective Time that were issued upon the conversion in connection with the Merger of the principal and interest outstanding under the subordinated convertible promissory note in the Bridge Loan pursuant to the terms thereof and (ii) for the avoidance of doubt, the Restricted Shares that are issued and outstanding as of immediately prior to the Effective Time), plus (b) the aggregate number of shares of Company Class A Common Stock issuable as of immediately prior to the Effective Time upon conversion of all shares of Company Deemed Converted Preferred Shares (if any) that are issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, any Company Deemed Converted Preferred Shares issued upon the exercise of Company Warrants at any time prior to the Effective Time that are outstanding as of immediately prior to the Effective Time), plus (c) the aggregate number of shares of Company Class A Common Stock issuable upon exercise of all Company Stock Options outstanding as of immediately prior to the Effective Time, (d) the aggregate number of shares of Company Class A Common Stock issuable upon the vesting of all Company RSU Awards outstanding as of immediately prior to the Effective Time plus (d) the aggregate number of shares of Company Class A Common Stock issuable upon the exercise of all Company Warrants to purchase Company Class A Common Stock, excluding any Company Warrants that are exercised or terminated in connection with the Closing; provided, however, that the Fully Diluted Participating Share Number shall not include (i) any Excluded Shares or (ii) any Company Stock Options, Company RSU Awards or Company Warrants that are exercised or terminated as of the Effective Time.

(s) “Class A Common Exchange Ratio” means an amount equal to the quotient of the Total Residual Consideration Share Amount divided by the Fully Diluted Participating Share Number.

(t) “Total Class B Common Stock Consideration” means an amount equal to the product of (i) the total number of shares of Company Class B Common Stock issued and outstanding as of immediately prior to the Effective Time multiplied by (b) the Per Share Class B Common Stock Consideration.

(u) “Per Share Class B Common Stock Consideration” means an amount in cash equal to $0.00001.

(v) “Per Share Exchange Ratio” means

(i) with respect to each share of Company Series A Preferred Stock, (i) if such share constitutes a Company Outstanding Series A Preferred Share, the Series A Liquidation Preference Exchange Ratio and (ii) if such share constitutes a Company Deemed Converted Series A Preferred Share, the Class A Common Exchange Ratio;

(ii) with respect to each share of Company Series B Preferred Stock, (i) if such share constitutes a Company Outstanding Series B Preferred Share, the Series B Liquidation Preference Exchange Ratio and (ii) if such share constitutes a Company Deemed Converted Series B Preferred Share, the Class A Common Exchange Ratio;

(iii) with respect to each share of Company Series B-1 Preferred Stock, (i) if such share constitutes a Company Outstanding Series B-1 Preferred Share, the Series B-1 Liquidation Preference Exchange Ratio and (ii) if such share constitutes a Company Deemed Converted Series B-1 Preferred Share, the Class A Common Exchange Ratio;

(iv) with respect to each share of Company Series C Preferred Stock, (i) if such share constitutes a Company Outstanding Series C Preferred Share, the Series C Liquidation Preference Exchange Ratio and (ii) if such share constitutes a Company Deemed Converted Series C Preferred Share, the Class A Common Exchange Ratio;

(v) with respect to each share of Company Class A Common Stock, the Class A Common Exchange Ratio.

(w) “Deemed Conversion Charter Provision” means Article 4, Section 4.2.2(d), of the Company’s Amended and Restated Certificate of Incorporation.

1.04 Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge after due inquiry of (a) in the case of the Company, Brian O’Toole, Brian Daum, Peter Wegner, Nick Merski and Katie Keane, and (b) in the case of Acquiror, Jonathan Cohen, David DiDomenico and Jeffrey Brotman.

ARTICLE II

THE MERGER; CLOSING

2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as the Surviving Company, and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL, evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”) and effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or any later time as may be agreed to by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without any further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03 Closing. Pursuant to the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall, and the Parties shall cause the Closing to, take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing; provided that if the Closing has not occurred on or prior to May 14, 2021, then the Parties shall not consummate the Merger prior to the date which is three Business Days after delivery to Acquiror of the Unaudited Interim Financials. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.04 Certificate of Incorporation and Bylaws of the Surviving Company. At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read the same as the certificate of incorporation and bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time, until thereafter supplemented or amended in accordance with their respective terms and the DGCL.

2.05 Directors and Officers of the Surviving Company. Immediately after the Effective Time, (a) the board of directors of the Surviving Company shall be the board of directors of Merger Sub as of immediately prior to the Effective Time, and (b) the officers of the Surviving Company shall be the officers of the Company immediately prior to the Effective Time.

2.06 Merger Consideration. Upon the terms and subject to the conditions set forth in this Agreement, the aggregate consideration to be paid to the Company Equityholders shall be the Total Consideration and the Total Class B Common Stock Consideration, which shall be paid in accordance with Article III.

2.07 Allocation Schedule. Not later than three Business Days prior to the Closing Date, the Company shall deliver to Acquiror an allocation schedule substantially in the form set forth on Schedule 2.07 (the “Allocation Schedule”), which shall set forth the Company’s good faith calculation of (a) the Total Consideration and Total Consideration Share Amount, and each component thereof, (b) with respect to each share of Company Preferred Stock issued and outstanding, whether such share is a Company Outstanding Preferred Share or Company Deemed Converted Preferred Share, (c) with respect to each share (and each Company Equityholder that holds a share) of Company Class A Common Stock (other than Restricted Shares), Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series B-1 Preferred Stock and Company Series C Preferred Stock, the Per Share Exchange Ratio applicable to such share and the portion of the Total Consideration Share Amount that such Company Equityholder is entitled to in accordance with this Agreement, the Company’s organizational documents and applicable Law, (c) the Class A Common Exchange Ratio to be used in respect of Company Stock Options, Company RSU Awards and Restricted Shares.

ARTICLE III

EFFECTS OF THE MERGER

3.01 Effect of the Merger on Capital Stock.

(a) Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder or any of the Parties:

(i) each share of Company Stock (other than the Company Class B Common Stock) issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares and the Excluded Shares) shall thereupon be converted automatically into the right to receive a number of shares of Acquiror Class A Common Stock equal to the Per Share Exchange Ratio applicable thereto, as further specified on the Allocation Schedule; and

(ii) each share of Company Class B Common Stock issued and outstanding as of immediately prior to the Effective Time (other than the Dissenting Shares and the Excluded Shares) shall thereupon be converted automatically into the right to receive an amount of cash without interest equal to the Per Share Class B Common Stock Consideration, as further specified on the Allocation Schedule.

(b) Following the conversion of the shares of the Company Stock into the right to receive the applicable portion of the Total Consideration or of the Total Class B Common Stock Consideration, as applicable, in each case pursuant to Section 3.01(a), all of the shares of Company Stock so converted shall no longer be outstanding and shall cease to exist, and each holder of shares of Company Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Total Consideration or of the Total Class B Common Stock Consideration, as applicable.

(c) Prior to the Effective Time, the principal and interest outstanding under the subordinated convertible promissory note pursuant to the Bridge Loan shall be converted into the right to receive the number of shares of Company Class A Common Stock as provided therein.

(d) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully-paid and non-assessable share of common stock, par value $0.00001 per share, of the Surviving Company, and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Common Stock and Company Preferred Stock held in the treasury of the

Company or owned by Acquiror, Merger Sub or the Company immediately prior to the Effective Time (all such shares, the “Excluded Shares”) shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit any Party to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03 Letters of Transmittal; Delivery of Total Consideration.

(a) Concurrently with the mailing of the Consent Solicitation Statement, Acquiror shall cause to be mailed to each Company Stockholder a letter of transmittal in customary form to be approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed) prior to the Closing, with such changes as may be required by the Paying Agent and reasonably acceptable to the Company (the “Letter of Transmittal”), which shall (i) have customary representations and warranties as to title, authorization, execution and delivery and (ii) specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock and Company Preferred Stock, as applicable, shall pass, only upon delivery of the shares of Company Common Stock and Company Preferred Stock, as applicable, to Acquiror (including all certificates representing shares of Company Common Stock and Company Preferred Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), to the extent such shares of Company Common Stock or Company Preferred Stock are certificated), together with instructions thereto.

(b) Upon the receipt of a Letter of Transmittal (accompanied with all Company Certificates representing shares of Company Common Stock and Company Preferred Stock, to the extent such shares of Company Common Stock and Company Preferred Stock are certificated), duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Acquiror, the Company Stockholder holding such shares of Company Common Stock and Company Preferred Stock, as applicable, shall be entitled to receive in exchange therefor, the applicable portion of the Total Consideration, into which such shares of Company Common Stock and Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01 and Section 3.01(b), as applicable. Until surrendered as contemplated by this Section 3.03(b), each share of Company Common Stock and Company Preferred Stock shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the applicable portion of the Total Consideration, which the Company Stockholders holding shares of Company Common Stock and Company Preferred Stock were entitled to receive in respect of such shares pursuant to this Section 3.03(b). The delivery of the Total Consideration shall be made in accordance with the terms of this Agreement.

3.04 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the applicable portion of the Total Consideration, deliverable in respect thereof as determined in accordance with this Article III.

3.05 Conversion of Company Stock Options.

(a) Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Stock Option, to the extent outstanding and unexercised as of immediately prior to the Effective Time, shall be assumed by Acquiror and shall be converted into an option to acquire Acquiror Class A Common Stock, which shall be subject to the same terms and conditions as were applicable to such Company Stock Option as of immediately prior to the Effective Time (such option, as converted, an “Assumed Acquiror Stock Option”), except that (i) each such Assumed Acquiror Stock Option shall be exercisable solely for shares of Acquiror Class A Common Stock, (ii) the number of shares of Acquiror Class A Common Stock subject to each such Assumed Acquiror Stock Option shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the applicable Company Stock Option immediately prior to the Effective Time by (y) the Class A Common Exchange Ratio (with any resulting fractional share rounded down to the nearest whole number), and (iii) the exercise price per share of each Assumed Acquiror Stock Option shall be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such Company Stock Option as of immediately prior to the Effective Time by (y) the Class A Common Exchange Ratio (with any resulting fractional cent rounded up to the nearest whole cent).

(b) Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Class A Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

3.06 Conversion of Company RSU Awards. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each award of Company restricted stock units (each, a “Company RSU Award”), to the extent outstanding as of immediately prior to the Effective Time, shall be assumed by Acquiror and shall be converted into an award of Acquiror restricted stock units covering Acquiror Class A Common Stock, which shall be subject to the same terms and conditions as were applicable to such Company RSU Award as of immediately prior to the Effective Time (such award of restricted stock units, as converted, an “Assumed Acquiror RSU Award”), except that (i) each such Assumed Acquiror RSU Award shall cover shares of Acquiror Class A Common Stock, and (ii) the number of shares of Acquiror Class A Common Stock subject to each such Assumed Acquiror RSU Award shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the applicable Company RSU Award immediately prior to the Effective Time by (y) the Class A Common Exchange Ratio (with any resulting fractional share rounded down to the nearest whole number).

3.07 Conversion of Restricted Shares. Effective as of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Acquiror Class A Common Stock received in respect of a Restricted Share pursuant to Section 3.01(a)(i) shall continue to be subject to the same repurchase rights applicable to such Restricted Share pursuant to the applicable Restricted Share Award Agreement as in effect immediately prior to the Closing Date.

3.08 Company Board and Acquiror Board Resolutions. Prior to the Effective Time, each of the Company Board and Acquiror Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such actions as may be required to effect the treatment of the Company Stock Options, Company RSU Awards and awards of Restricted Shares as set forth in Sections 3.05 through 3.07, and for the Acquiror, from and after the Effective Time, to be entitled to exercise any repurchase option or other right set forth in any Restricted Share Award Agreement with respect to an Assumed Restricted Share Award.

3.09 Treatment of Company Warrants.

(a) With respect to each Company Warrant that is outstanding (and has not been exercised or terminated) as of immediately prior to the Effective Time, then by virtue of the Merger and without any action on the part of any holder thereof, the Company Warrant shall be treated as follows:

(i) If the terms of such Company Warrant provide that such Company Warrant shall be automatically exercised in connection with the Transaction (each, an “Exercising Company Warrant”), including pursuant to a “net” exercise, then such Company Warrant shall be automatically exercised in accordance with its terms immediately prior to the Effective Time, the shares of Company Stock issuable upon the exercise of such Company Warrant shall be treated in the manner set forth in Section 3.01 and such Company Warrant shall no longer be outstanding, and each holder of such Company Warrant shall cease to have any rights to acquire shares of Company Stock with respect thereto, other than, for the avoidance of doubt, with respect to the shares of Company Stock with respect to which such Company Warrants were exercised; and

(ii) If the terms of such Company Warrant provide that such Company Warrant shall terminate if not exercised prior to the Effective Time (each, a “Terminating Company Warrant”), and such Company Warrant has not been (exercised prior to the Effective Time, such Company Warrant shall terminate in accordance with its terms and shall no longer be outstanding, and each holder thereof shall cease to have any rights to acquire shares of Company Stock with respect to such Company Warrant;

(iii) If the Company Warrant is not a Terminating Company Warrant or an Exercising Company Warrant, then immediately prior to the Effective Time, such Company Warrant shall be assumed by Acquiror and shall be converted into a warrant (an “Assumed Acquiror Warrant”) (a) to acquire that number of whole shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time by (ii) the Per Share Exchange Ratio applicable to the Company Stock that are issuable upon the exercise of such Company Warrant as of immediately prior to the Effective Time, as more fully set forth on the Allocation Schedule (the “Warrant Exchange Ratio”) and (b) with an exercise price per share of Acquiror Class A Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the exercise price per share of Company Stock of such Company Warrant by (ii) the Warrant Exchange Ratio applicable to such Company Warrant.

(b) Except as otherwise provided in this Section 3.09, each Assumed Acquiror Warrant shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Warrant as of immediately prior to the Effective Time.

3.10 Withholding. Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties to this Agreement shall cooperate to pay such amounts through the Surviving Company’s or one or more of its Subsidiary’s payroll to facilitate applicable withholding.

3.11 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Class A Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to any right to vote or to any other rights of a holder of Acquiror Class A Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Acquiror Class A Common Stock to which such holder otherwise would have been entitled but for this Section 3.11) multiplied by (b) an amount equal to the Acquiror Closing Trading Price.

3.12 Payment of Expenses.

(a) No sooner than five or later than two Business Days prior to the Closing Date, the Company shall provide to Acquiror a written report setting forth a list of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions, (ii) the fees and expenses of any other agents, advisors, consultants, experts and financial advisors employed by the Company in connection with the Transactions, (iii) 50% of all filing fees payable to any Regulatory Consent Authorities and (iv) 50% of any fees and expenses incurred in connection with preparing and filing of the Registration Statement and the receipt of SEC and NYSE approval in connection with the offering and listing of Acquiror Class A Common Stock effective upon the Closing (collectively, the “Outstanding Company Expenses”). On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses.

(b) No sooner than five or later than two Business Days prior to the Closing Date, Acquiror shall provide to the Company a written report setting forth a list of all fees and disbursements of Acquiror or Merger Sub for outside counsel and fees and expenses of Acquiror or Merger Sub or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror or Merger Sub in connection with the Transactions (together with written invoices and wire transfer instructions for the payment thereof), and as further set forth on Schedule 3.12(b), including (i) 50% of all filing fees payable to any Regulatory Consent Authorities, (ii) 50% of any fees and expenses incurred in connection with preparing and filing of proxy and registration statements and the receipt of SEC and NYSE approval in connection with the offering and listing of Acquiror Class A Common Stock effective upon the Closing (collectively, the “Outstanding Acquiror Expenses”) and (iii) any Indebtedness of Acquiror or its Subsidiaries owed to its or their respective Affiliates or stockholders (including the Sponsor) that is set forth on Section 5.08 of the Acquiror Schedules or incurred prior to the Closing in a manner permitted pursuant to Section 7.03(a)(ix).

(c) On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Acquiror Expenses.

3.13 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the applicable portion of the Total Consideration in accordance with Section 3.01, as applicable, and shall instead entitle such Company Stockholder only to such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the applicable portion of the Total Consideration in accordance with Section 3.01, in accordance with this Article III. The Company shall give Acquiror prompt written notice (and in any event within one Business Day) of any demands received by the Company for appraisal of shares of Company Stock, withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation or warranty if specified therein and (b) such other representations or warranties where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01 Corporate Organization of the Company.

(a) The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The copies of the certificate of incorporation and by-laws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement. The Company is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its certificate of incorporation and by-laws.

(b) The Company is duly licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof), except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.02, including, as of such date, a description of the capitalization and jurisdiction of incorporation or organization, as applicable, of each such Subsidiary and the names of the record owners of all securities and other equity interests in each Subsidiary. Each Subsidiary has been duly formed or organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and (subject to the approvals described in Section 4.06 and the adoption of this Agreement by holders of (i) at least a majority of the voting power of the outstanding shares of Company Stock, on an as-converted to Company Common Stock basis, voting or acting by written consent together as a single class, and (ii) a majority of the then outstanding Company Preferred Stock, voting or acting by written consent together as a single class (the “Company Requisite Approval”), which the Written Consent shall satisfy) to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such Ancillary Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each Ancillary Agreement to which the Company is a party will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval (which the Written Consent shall satisfy) is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the Transactions.

4.04 No Conflict. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to this Agreement to which it is contemplated to be a party and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a), or any Leased Real Property document to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except, in the case of clause (b), clause (c) and clause (d) above, for any of the foregoing as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.05 Board Approval; Vote Required. As of the date of this Agreement, the Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held as of (and not subsequently rescinded or modified in any way prior to) the execution of this Agreement, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger is fair to and in the best interests of the Company and the Company Stockholders, (b) approved this Agreement and the Merger and declared their advisability, and (c) recommended that the Company Stockholders approve and adopt this Agreement and approve the Merger, and directed that this Agreement and the Transactions be submitted for consideration by the Company Stockholders. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered by Company Stockholders sufficient to constitute the Company Requisite Approval, would constitute a valid Company Requisite Approval and no additional vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

4.06 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) applicable requirements of the Communications Act, filing requirements of the NYSE and the filing and effectiveness of the Certificate of Merger, (c) applicable requirements of the Land Remote Sensing Policy Act and such other consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Department of Commerce regulation, and (d) any consents, approvals, authorizations, designations, declarations, filings, notices, consent or waivers with any Governmental Authority the absence of which would not reasonably be expected to adversely affect in any material respect the ability of the Company to consummate the Transactions.

4.07 Capitalization.

(a) As of the date of this Agreement (the “Company Capitalization Measurement Date”), the authorized capital stock of the Company consists of 1,076,556,156 shares, of which (i) 1,000,000,000 shares are designated as Company Class A Common Stock, of which up to 331,152,328 are issued and outstanding as of the Company Capitalization Measurement Date (including, for the avoidance of doubt, the Restricted Shares), (ii) 90,000,000 shares are designated as Company Class B Common Stock, of which 83,986,952 are issued and outstanding as of the Company Capitalization Measurement Date, (iii) 8,651,880 shares are designated as Company Series A Preferred Stock, all of which are issued and outstanding as of the Company Capitalization Measurement Date, (iv) 20,041,828 shares are designated as Company Series B Preferred Stock, up to 18,986,995 of which are issued and outstanding as of the Company Capitalization Measurement Date, (v) 9,508,194 shares are designated as Company Series B-1 Preferred Stock, all of which are issued and outstanding as of the Company Capitalization Measurement Date, and (v) 48,364,254 shares are designated as Company Series C Preferred Stock, of which up to 41,908,167 are issued and outstanding as of the Company Capitalization Measurement Date. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable, and (B) were issued in compliance with applicable Securities Laws.

(b) Set forth on Schedule 4.07(b) is a true, correct and complete list of (i) each Company Stockholder, holder of Company Warrants or holder of other equity interests of the Company (other than Company Stock Options and Company RSU Awards), (ii) the number of shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests held by each such holder as of the Company Capitalization Measurement Date and (iii) with respect to the Restricted Shares, the number of shares vested and unvested as of the Company Capitalization Measurement Date, the remaining vesting schedule and any change of control or acceleration provisions. Except pursuant to any Company Stock Plan, as of the Company Capitalization Measurement Date there are no other shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests of the Company authorized, reserved, issued or outstanding. The Company has reserved (a) 488,800 shares of Company Common Stock for issuance under the 2011 Equity Incentive Plan, as to which 488,800 Company Stock Options are outstanding as of the Company Capitalization Measurement Date, and (b) 149,308,048 shares of Company Common Stock for issuance under the 2014 Equity Incentive Plan, as to which (x) 34,628,144 Company Stock Options are outstanding as of the Company Capitalization Measurement Date, (y) 33,020,303 Restricted Shares are outstanding as of the Company Capitalization Measurement Date, and (z) 93,575,000 Company RSU Awards are outstanding as of the Company Capitalization Measurement Date. Each holder of Restricted Shares has timely filed a Section 83(b) election with respect to the Restricted Shares held by such holder.

(c) Except for (i) the issued and outstanding shares of Company capital stock specified in Section 4.07(a) and the shares of Company capital stock issuable upon the conversion of the outstanding shares of Company Preferred Stock, (ii) the Company Stock Options set forth on Schedule 4.07(d) (iii) the Company

Warrants and Company RSU Awards set forth on Schedule 4.07(f), and (iv) the securities set forth on Schedule 4.07(c), as of the Company Capitalization Measurement Date, there are (A) no outstanding shares of capital stock of the Company, (B) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or other equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company and (C) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. As of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests except as set forth on Schedule 4.07(c).

(d) With respect to each Company Stock Option and Company RSU Award, Schedule 4.07(d) sets forth, as of the Company Capitalization Measurement Date, as applicable, (i) the name of the holder of such Company Stock Option or Company RSU Award, (ii) the number of vested and unvested shares of Company Common Stock covered by such Company Stock Option or Company RSU Award, (iii) the remaining vesting schedule of such Company Stock Option or Company RSU Award, (iv) the date of grant of such Company Stock Option or Company RSU Award, (v) and the exercise price per share of such Company Stock Option and (vi) any change in control or acceleration provisions relating to such Company Stock Option or Company RSU Award.

(e) Each Company Stock Option and Company RSU Award was issued by the Company in compliance with all applicable federal, state and foreign Laws, including valid exemptions from registration under the Securities Act and all other applicable Securities Laws, and the terms of the applicable Company Stock Plan. Without limiting the generality of the foregoing, all Company Stock Options have (or with respect to Company Stock Options which have been exercised as of the date of this Agreement, had) a per share exercise price that is (or with respect to Company Stock Options which have been exercised as of the date of this Agreement, was) at least equal to the fair market value of a share of Common Stock as of the date the Company Stock Option was granted and no Company Stock Option has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Stock Option, in each case, as determined in accordance with Section 409A of the Code. Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(f) With respect to each Company Warrant, Schedule 4.07(f) sets forth, as of the Company Capitalization Measurement Date, (i) the name of the holder of such Company Warrant, (ii) the class, series and total number of shares of Company Stock that are subject to such Company Warrant, (iii) the date on which such Company Warrant was issued and the term of such Company Warrant and (iv) the exercise price per share of Company Stock purchasable under such Company Warrant.

(g) As of the date hereof, the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Laws and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the Company Capitalization Measurement Date, other than with respect to the Company Stock Options, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries. Other than with respect to the Company Stock Options, as of the Company Capitalization Measurement Date,

there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. The Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(h) As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

4.08 Financial Statements. Attached as Schedule 4.08 are true and complete copies of (a) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and December 31, 2019, the audited consolidated statements of operations for each of the two years in the period ended December 31, 2019, the audited consolidated statements of comprehensive loss for each of the two years in the period ended December 31, 2019, the audited consolidated statements of stockholder’s equity for each of the two years in the period ended December 31, 2019, and the audited consolidated statements of cash flows for each of the two years in the period ended December 31, 2019, together with the independent auditor’s report thereon (collectively, the “Audited Financial Statements”) and (b) the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2020 and the unaudited condensed consolidated statements of operations, statements of comprehensive income (loss), cash flows and changes in equity of the Company and its Subsidiaries for the nine-month period then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Signing Date Financial Statements”, and the Signing Date Financial Statements together with the PCAOB Audited Financials and the Unaudited Interim Financials, the “Financial Statements”). The Signing Date Financial Statements present fairly, and when delivered the PCAOB Audited Financials and the Unaudited Interim Financials will present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements and the Unaudited Interim Financials, for the absence of footnotes and other presentation items and normal year-end adjustments) and the Signing Date Financial Statements were derived from and when delivered the PCAOB Audited Financials and the Unaudited Interim Financials will be derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries. Other than the Audited Financial Statements and, when delivered, the PCAOB Audited Financials and the Unaudited Interim Financials, there are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Company or any of its Subsidiaries with respect to calendar years 2018 and 2019.

4.09 Undisclosed Liabilities. There is no liability, debt or obligation, whether accrued or fixed, absolute or contingent, matured or unmatured, against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities, debts and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in the Company Schedules, (d) arising in connection with this Agreement, the Transactions and/or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.10 Litigation and Proceedings. There are no pending or, to the knowledge of the Company, threatened Actions and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings, which, if determined adversely, could individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.11 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and in the past three years have been, in compliance with all applicable Laws. Neither the Company nor its Subsidiaries has received any written notice from any Governmental Authority regarding any violation of any applicable Law by the Company or its Subsidiaries at any time in the past three years, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) During the past three years, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) there has been no action taken by the Company, its Subsidiaries, any officer or director or, to the knowledge of the Company, manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or, to the knowledge of the Company, subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor its Subsidiaries has received any written or, to the knowledge of the Company, oral notice or citation from a Governmental Authority or other source for any actual or potential noncompliance with any applicable Anti-Corruption Law. During the last five years, the Company and its Subsidiaries have implemented and maintain policies, procedures, and a system of internal controls that are reasonably designed to prevent and detect violations of the Anti-Corruption Laws and ensure compliance with the Anti-Corruption Laws.

4.12 Intellectual Property.

(a) Schedule 4.12(a) sets forth, as of the date hereof, a true and complete list, including owner, jurisdiction, and registration and application numbers (where applicable), of all Patents, all registered copyrights, all registered trademarks, all domain name registrations and all pending registration applications for any of the foregoing, in each case, that are owned or purported to be owned by the Company or a Subsidiary of the Company (the “Registered Intellectual Property”). All material Registered Intellectual Property (other than pending applications therefor) is in full force and effect, and to the knowledge of the Company, valid, payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. The Company and its Subsidiaries exclusively own and possess all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(b) In the past three years, no proceedings have been pending or, to the Company’s knowledge, threatened in writing by or against the Company or any Subsidiary of the Company challenging the ownership,

scope, validity or enforceability of any Company Intellectual Property. There are no orders, writs, injunctions, decrees or settlement agreements to which the Company or any of its Subsidiaries is subject with respect to any Company Intellectual Property.

(c) The conduct of the business of the Company and its Subsidiaries does not infringe or otherwise violate any Intellectual Property of any third party in any material respect, and there are no proceedings pending or, to the Company’s knowledge, threatened (including unsolicited offers to license Patents) in writing against the Company or any Subsidiary of the Company by any third party claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party by the conduct of the business by the Company and its Subsidiaries. To the knowledge of the Company, within the past three years, the conduct of the Company’s business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party.

(d) To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property. In the past three years, neither the Company nor any Subsidiary of the Company has been a party to any proceedings claiming infringement, misappropriation or other violation by any third party of any Owned Intellectual Property.

(e) The Company and its Subsidiaries own or have a lawful right to use all of the Company Intellectual Property and Company Software, except for such Company Intellectual Property and Company Software with respect to which the lack of such ownership or right to use would not individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries have undertaken commercially reasonable efforts to maintain and protect each item of Owned Intellectual Property and Owned Company Software that is material to their business.

(f) To the knowledge of the Company, no current or former director, officer or employee of the Company or any Subsidiary of the Company has any ownership interest in any material Owned Intellectual Property. The Company has implemented policies whereby employees and contractors of the Company and its Subsidiaries who create or develop any material Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries are required to assign to the Company or its Subsidiaries all of such employee’s or contractor’s rights therein, and, to the knowledge of the Company, all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned to the Company or its Subsidiaries all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in the Company or its Subsidiaries by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company or its Subsidiary).

(g) Except as set forth on Schedule 4.12(g), no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Intellectual Property.

(h) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries are in material compliance with the terms and conditions of all material licenses for “free software,” “open source software” or other Software provided under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by the Company or any of its Subsidiaries in any way.

(i) Except as would not individually or in the aggregate have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Owned Intellectual Property or Owned Company Software, (ii) distributed Open Source

Materials in conjunction with any Owned Intellectual Property or Owned Company Software or (iii) used Open Source Materials in any Owned Intellectual Property or Owned Company Software (including any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other Software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge), in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company or its Subsidiaries to license, grant rights to disclose or otherwise provide in any way any material Owned Intellectual Property, including the source code for any Owned Company Software, to any third party.

(j) (i) With respect to all material Owned Company Software, the Company or a Subsidiary of the Company is in actual possession or control of the applicable source code, object code, code writes, and all material notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Company Software, and (ii) the Company has not disclosed source code for Owned Company Software to a third party (except for disclosure made to consultants or independent contractors solely for their performance of services for the benefit of the Company or any of its Subsidiaries pursuant to written agreements containing customary confidentiality obligations).

(k) The IT Systems operate and perform in all material respects as is necessary for the business of the Company and its Subsidiaries as currently conducted. The IT Systems and all Company Software provided to customers do not contain any material undisclosed viruses, devices, codes, or routines (or in the case of IT Systems, hardware components) designed to permit unauthorized access to or to disrupt, disable or otherwise harm or impair the functioning of any computer systems, Software or data. There has been no material failure or disruption of the IT Systems in the past three years, that has not been resolved (including the root cause thereof) in all material respects, and to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the IT Systems in the past three years. The Company and its Subsidiaries have in place industry standard security controls, back-up procedures and disaster recovery plans and procedures for the IT Systems, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(l) The Company and its Subsidiaries have a privacy statement (the “Privacy Policy”) regarding the collection and use of Personal Information, a true, correct and complete copy of which has been provided to Acquiror prior to the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and at all times in the past three years have been, in compliance with all applicable Privacy Laws, the Privacy Policy, as applicable, and with all of their contractual obligations concerning cybersecurity, data security and the security of the IT Systems. To the knowledge of the Company, there have been no breaches resulting in any unlawful use, modification (including deletion), disclosure of, or access to, Personal Information or other confidential or sensitive information possessed, maintained or otherwise processed by or on behalf of the Company or any of its Subsidiaries in the past three years. The Company and its Subsidiaries have commercially reasonable security measures in place to protect Personal Information and other confidential or sensitive information stored in or otherwise processed by their IT Systems or otherwise possessed or controlled by or on behalf of the Company and its Subsidiaries from unlawful use, modification (including deletion), disclosure, or access, including through administrative, technical and physical safeguards. In the past three years, no Actions or investigations by any Governmental Authority have been pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to the collection, use, transfer, processing or storage of Personal Information.

4.13 Contracts; No Defaults.

(a) Schedule 4.13(a) contains a listing of all of the following Contracts (other than purchase orders and Company Benefit Plans) to which, as of the date of this Agreement, the Company or one or more of its

Subsidiaries is a party or by which any of their respective assets are bound, true, correct and complete copies of which have been delivered to or made available to Acquiror or its agents or representatives:

(i) any Contract (excluding Real Estate Lease Documents) that provides for payment or receipt by the Company or any of its Subsidiaries of more than $1,000,000 per calendar year, including any such Contracts with customers or suppliers;

(ii) any Government Contract that provides for payment or receipt by the Company or any of its Subsidiaries of more than $1,000,000 per calendar year;

(iii) any Real Estate Lease Documents;

(iv) each employee collective bargaining Contract (including agreements with works councils and trade unions and side letters);

(v) any Contract pursuant to which the Company or any of its Subsidiaries (A) acquired, developed or had developed any material Owned Intellectual Property; (B) licenses from a third party for any material Company Intellectual Property (including Company Software that is not Owned Company Software), other than click-wrap, shrink-wrap and off-the-shelf Software licenses, and other non-exclusive licenses to Software that is commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $250,000 per year or (C) licenses to a third party to Owned Intellectual Property or Owned Company Software (other than non-exclusive licenses granted to customers, suppliers, service providers or other third parties in the ordinary course of business);

(vi) any Contract material to the business of the Company and its Subsidiaries taken as a whole which (i) restricts in any material respect or contains any material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory, (ii) requires the Company or its Subsidiaries to conduct any business on a “most favored nations” basis with any third party, or (iii) provides for exclusivity in favor of any other Person;

(vii) any Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $1,000,000 of committed credit;

(viii) any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or its Subsidiaries in the past three years of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person);

(ix) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $500,000 or, together with all related Contracts, in excess of $1,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(x) any Contract that provides for the settlement of any material Action that contains any ongoing payment right or obligation in excess of $1,000,000;

(xi) except Contracts entered into in connection with employment, any Contract between the Company or its Subsidiaries, on the one hand, and any of the Company Stockholders, on the other hand, that will not be terminated at or prior to the Closing; and

(xii) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) With respect to any Contract of the type described in Section 4.13(a) (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent they are a party thereto in accordance with their terms, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (iii) in the past three years, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral notice of material breach of or material default under any such Contract except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (iv) in the past three years, neither the Company nor its Subsidiaries have received written or, to the knowledge of the Company, oral notice from any other party to any such Contract that such party intends to terminate, cancel, change the scope of any material rights under any such Contract except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.14 Government Contracts.

(a) To the knowledge of the Company, no Government Contract is subject to termination solely based on the consummation of the transactions contemplated by this Agreement due to any change in status or prohibition on any change of control provision set forth in such Government Contract except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) To the knowledge of the Company, no event, condition or omission has occurred or currently exists including any prohibitions on contracting with debarred, suspended or ineligible persons that would constitute grounds for termination of any Government Contract except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries possess all facility security clearances and personnel security clearances necessary to conduct the business as it is currently being conducted as of the date hereof in all material respects and the Company and its Subsidiaries are in compliance in all material respects with the requirements applicable to the facility security clearances, including those set forth in the National Industrial Security Program Operating Manual and the provisions of all applicable DD254 forms. The Company has no knowledge of any pending revocation of any facility clearance of the Company or any Subsidiary of the Company or any pending revocation of any personnel security clearance of any employee of the Company or any Subsidiary.

(d) None of the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred or suspended from bidding on any Contract with a Governmental Authority, declared non-responsible or ineligible, or otherwise excluded from participation in the award of any Government Contract except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) None of the Company or its Subsidiaries has undergone or is currently undergoing any internal or, to the knowledge of the Company, external, regulatory audit, review, inspection, investigation, survey, or examination of records relating to any Government Contracts, other than in the ordinary course of business.

(f) None of the Company or its Subsidiaries are using or have used any Intellectual Property developed under any Government Contract for purposes outside of the scope of such Government Contract without having validly obtained any necessary prior permission of the Governmental Authority involved.

4.15 Satellites and Earth Stations; NOAA.

(a) Schedule 4.15(a) sets forth, as of the date of this Agreement, a list of each Satellite.

(b) The Company has made available to Acquiror a report maintained by the Company with respect to each Satellite currently in orbit that details its health and performance and identified any material satellite-related incidents and anomalies.

(c) Schedule 4.15(c) sets forth, as of the date of this Agreement, a list of each Earth Station.

(d) Schedule 4.15(d) sets forth, as of the date of this Agreement, a list of the Company’s NOAA Remote Sensing Space System licenses and any other related Department of Commerce licenses and authorizations (“Company NOAA Authorizations”).

(e) Schedule 4.15(e) sets forth, as of the date of this Agreement, a list of all pending applications for NOAA or Department of Commerce licenses and authorizations that would be Company NOAA Authorizations, if issued or granted, or for the modification, extension or renewal of any Company NOAA Authorizations.

4.16 Company Benefit Plans.

(a) Schedule 4.16(a) sets forth a complete list of each material Company Benefit Plan. “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA, and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or under which the Company or its Subsidiaries has or could reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, commission, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements. No Company Benefit Plan is maintained primarily for the benefit of any employee based outside of the U.S.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to Acquiror true and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document (or if not written, a written summary of its material terms) and any trust agreement (and all amendments thereto), (ii) the most recent summary plan description and any summary of material modifications, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules and independent accountant reports, (iv) the most recent actuarial valuation, (v) the most recent determination or opinion letter issued by the Internal Revenue Service, and (vi) all material non-routine correspondence to or from any Governmental Authority.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Company Benefit Plan or applicable Law as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the Company’s financial statements.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, such (A) Company Benefit Plan (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory or opinion letter has been obtained by the plan sponsor and can be relied upon by the Company or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter that would be effective as of the date this representation is made, and (B) the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code. To the knowledge of the Company, no event has occurred, or condition exists that would reasonably be expected to result in the loss of the tax-qualified status of any such plan.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, sponsored, maintained, contributed to or was required to contribute to, at any point during the six-year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other defined benefit pension plan, in each case, that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no circumstance or condition exists that would reasonably be expected to result in (i) any obligation of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates, to contribute to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA or (ii) any liability of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates with respect to such plan. For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer with the Company or a Subsidiary of the Company under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Company Benefit Plans, (i) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened, and (ii) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(g) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) will (i) result in any compensatory payment (including severance, bonus or otherwise) or employee benefit becoming due to any current or former director, officer, employee, independent contractor or other service provider of the Company or its Subsidiaries, (ii) result in the acceleration, vesting or increase of any rights of any director, officer or employee of the Company or its Subsidiaries to compensatory payments or benefits or increases in any existing compensatory payments or benefits or any employee loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates, (iii) result in any new obligation pursuant to any of the Company Benefit Plans, or (iv) result in any payment or benefit that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. No Company Benefit Plan provides for the gross-up of any Taxes, including any Taxes imposed by Section 4999 or 409A of the Code.

4.17 Labor Matters.

(a) (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or its Subsidiaries, (ii) no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification and (iii) to the knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries (i) are in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, immigration and employment authorization (including Form I-9 compliance) and unemployment insurance, (ii) have not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) in the last three years, have not experienced any labor arbitrations, labor grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns, work stoppages or other labor disputes.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), and no such individual has been improperly included or excluded from any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, no allegations of sexual harassment or other unlawful harassment have been made against (i) any current or former officer of the Company or its Subsidiaries or (ii) any employee of the Company or its Subsidiaries at the level of Senior Director or above.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, no employee of the Company or its Subsidiaries with an annual base salary or base compensation of greater than $150,000 is in any respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, or restrictive covenant (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

(g) Since January 1, 2020, neither the Company nor any of its Subsidiaries has taken any action that would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment Retraining

Notification Act of 1988, as amended, or any similar state or local Law (collectively, “WARN” ), issued any notification of a plant closing or mass layoff required by WARN, or incurred any liability or obligation under WARN that remains unsatisfied.

(h) The Company and its Subsidiaries are not and have not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

4.18 Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, all material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, all amounts of Taxes shown due on any material Tax Returns of the Company and its Subsidiaries and all other material amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, neither the Company nor its Subsidiaries is currently engaged in any material audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any material amount of Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, a material amount of Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior three years.

(f) Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing other than in the ordinary course of business; (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vi) Sections 951, 951A or 965 of the Code.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, there are no Liens with respect to unpaid Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, neither the Company nor its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract or otherwise.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, in the last three years, neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any material Tax allocation, Tax sharing or Tax indemnification agreements, except, in each case, (i) for any such agreements that are commercial contracts not primarily relating to Taxes, or (ii) for any such agreement exclusively between or among the Company and one or more of its Subsidiaries.

(k) Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is, or has been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(n) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o) The Company has not made an election under Section 965(h) of the Code.

4.19 Brokers’ Fees. Except as described on Schedule 4.19, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, financial advisor fees or similar commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates, in each case, for which the Company or any of its Subsidiaries has any obligation.

4.20 Insurance. Schedule 4.20 contains a list as of the date of this Agreement of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation, life, disability, theft, employee fidelity, malpractice, professional liability and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement. True, correct and complete copies or summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Schedule 4.20, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (c) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.21 Real Property; Assets.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

(b) Schedule 4.21(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or its Subsidiaries as of the date hereof, excluding Earth Stations (the “Leased Real Property”). The Company has made available to Acquiror true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals and side letters) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all material Real Estate Lease Documents relating to the Leased Real Property.

(c) To the knowledge of the Company, each Real Estate Lease Document covers the entire estate it purports to cover.

(d) Except as set forth on Schedule 4.21(d), neither the Company nor its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company or its Subsidiaries has a good, valid and subsisting leasehold interest to each Leased Real Property, subject only to Permitted Liens.

(e) To the knowledge of the Company, neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property and the improvements thereon by the Company or its Subsidiaries (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

4.22 Environmental Matters.

(a) The Company and its Subsidiaries are, and during the last three years have been, in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required under applicable Environmental Laws for the business of the Company and its Subsidiaries as currently conducted, except for non-compliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(b) There has been no release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned, leased or operated real property during the time that the Company owned or leased such property or at any other property where Hazardous Materials generated by the Company have been disposed of or transported to, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of liability, in each case, pursuant to Environmental Law or otherwise and as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(c) Neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, the subject matter of which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(d) No Action is pending and to the knowledge of the Company no investigation is pending or threatened, with respect to the Company’s or its Subsidiaries’ compliance with or liability under Environmental Law except for any Actions or investigations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(e) Neither the Company nor any Subsidiary has assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials; and

(f) The Company has made available to Acquiror any Phase One or Phase Two environmental site assessment reports and any other material environmental reports relating to the Leased Real Property or any formerly owned, leased or operated real property or any other location for which the Company may be liable, to the extent such reports are in the Company’s possession, custody or reasonable control.

4.23 Absence of Changes.

(a) From December 31, 2019 to the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in a Material Adverse Effect.

(b) From December 31, 2019 through the date of this Agreement, excluding any actions, activities or conduct of the Company or any of its Subsidiaries taken as required to comply with any Governmental Order, guidance, shelter in place and non-essential business order by any Governmental Authority in order to mitigate, remedy, respond to or otherwise address the effects or impact of the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition) the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business, and (ii) have not taken any action that both (A) would require the consent of Acquiror pursuant to Sections 6.01(a), (b), (d), (f), (g), (i)-(m) or (o)-(w) if such action had been taken after the date hereof and (B) is material to the Company and its Subsidiaries, taken as a whole.

4.24 Affiliate Agreements. Except as set forth on Schedule 4.24 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any of the Company or its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

4.25 Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has not identified or been made aware of, and has not received from its independent auditors any notification of, any (i) “significant deficiency” or “material weakness” in the internal controls over financial reporting of the Company and its Subsidiaries or (ii) fraud, whether or not material, that involves management or other employees of the Company and its Subsidiaries who have a role in the internal controls over financial reporting of the Company and its Subsidiaries.

4.26 Permits. Each of the Company and its Subsidiaries has all material Permits (the “Material Permits”) and any registrations with applicable associations that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.

4.27 FCC Licenses.

(a) Schedule 4.27(a) sets forth, as of the date of this Agreement, all licenses and authorizations held by the Company or a Subsidiary of the Company and issued (i) by the FCC (the “FCC Authorizations”) (ii) by any foreign licensing Governmental Authority that regulates communications by radio, television, wire, satellite or cable (the “International Communications Authorizations” and collectively with the FCC Authorizations, the “Communications Authorizations”). As of the date of this Agreement, such Communications Authorizations constitute all of the licenses, authorizations and approvals required for the operation of the business of the Company and its Subsidiaries as currently conducted under the Communications Act or under the Law of any foreign Governmental Authority that regulates communications by radio, television, wire, satellite or cable, except where the failure to hold any such licenses, authorizations and approvals has not and would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Communications Authorizations are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and, except as stated in Schedule 4.27(b), have not expired. There is no pending or, to the knowledge of the Company, threatened action by or before the FCC or any foreign licensing Governmental Authority to revoke, suspend, cancel, rescind or modify any of the Communications Authorizations, and there is not now issued or outstanding or pending or, to the knowledge of the Company, threatened, by or before the FCC or any foreign licensing Governmental Authority, any order to show cause, letter of inquiry, notice of violation, notice of apparent liability, or notice of forfeiture issued to or against the Company, any of its Subsidiaries or the Communications Authorizations except as would not have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

(c) The Company and each of its Subsidiaries are in material compliance with all of the terms of the Communications Authorizations, and have complied in all material respects with the Communications Act and applicable foreign Laws with respect to the Communications Authorizations except as would not have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole. All material reports, filings, and disclosures required to be filed by the Company or any of its Subsidiaries with the FCC or any foreign licensing Governmental Authority with respect to the Communications Authorizations have been timely filed and all such reports and filings are materially accurate and complete except as would not have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole. The Company and each of its Subsidiaries has timely paid all material regulatory fees and other applicable material fees that are due and payable by the Company and each of its Subsidiaries and required to be paid by the Company with respect to the Communications Authorizations, in each case except as would not have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

(d) No Person other than the Company and its Subsidiaries has the right to control the use of all or any of the Communications Authorizations, and the Company or any of its Subsidiaries is the sole legal and beneficial holder of each of the Communications Authorizations. The Company and each of its Subsidiaries have complied in all material respects with all rules of the FCC and any foreign licensing Governmental Authority regarding transfer of control or changes in ownership (including intracompany reorganizations) of the Communications Authorizations except as would not have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

(e) Schedule 4.27(e) contains a list, as of the date hereof, of all pending applications for licenses and authorizations that would be Communications Authorizations, if issued or granted, or for the modification, extension or renewal of any Communications Authorizations. There is no pending or, to the knowledge of the Company, threatened action by or before the FCC or any foreign licensing Governmental Authority with respect to the Communications Authorizations to reject or materially modify any pending application for licenses and authorizations that would be Communications Authorizations, if issued or granted, or for the material modification, extension or renewal of any Communications Authorizations except as would not have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

4.28 Registration Statement. None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.28, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

4.29 No Additional Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Company, its Subsidiaries or the assets of the Company or its Subsidiaries, and the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s or its Subsidiaries’ assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and Acquiror and Merger Sub shall rely on their own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR AND MERGER SUB

Except as set forth (i) in the case of Acquiror and Merger Sub, in the Acquiror Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered and lettered representation and warranty in this Article V and (b) such other representations and warranties where its relevance as an exception to (or disclosure for purposes of) such other representation or warranty is reasonably apparent on the face of such disclosure) or (ii) in the case of Acquiror, any Acquiror SEC Reports filed with the SEC by Acquiror on or after October 31, 2019 and prior to the date of this Agreement (where relevance as an exception to (or disclosure for purposes of) a representation or warranty is reasonably apparent on the face of such disclosure and excluding (x) any disclosures in such Acquiror SEC Reports under the headings or sections with respect to “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature, (y) any information incorporated by reference into the Acquiror SEC Reports (other than from other Acquiror SEC Reports filed with the SEC prior to the date of this Agreement) and (z) any exhibits or other documents appended thereto, provided, however, that nothing set forth in or disclosed in the Acquiror SEC Reports will qualify, or be deemed to qualify, the representations and warranties set forth in Section 5.02 (Due Authorization), 5.08 (Financial Ability; Trust Account), 5.10 (Brokers’ Fees), Section 5.14 (Capitalization) and Section 5.19 (Affiliate Agreements), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

5.01 Corporate Organization.

(a) Acquiror is a corporation, duly incorporated, validly existing and in good standing under the Laws of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The copies of the certificate of incorporation and by-laws of Acquiror previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its certificate of incorporation and by-laws. Acquiror is duly licensed or duly qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) Merger Sub is a corporation, duly incorporated, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub was formed for the purpose of entering into this Agreement and consummating the Transactions, has no assets or operations and all of the equity interests of Merger Sub are held directly by Acquiror.

(c) Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

5.02 Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and, subject to the approvals described in Section 5.07 and the receipt of he Required Acquiror Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Ancillary Agreements by each of Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action by the Acquiror Board and by Acquiror as the sole shareholders of Merger Sub and, upon receipt of the Required Acquiror Stockholder Approval, no other corporate or equivalent proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such Ancillary Agreements or Acquiror’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each Ancillary Agreements to which Acquiror or Merger Sub is a party will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement to which Acquiror or Merger Sub is a party, will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative votes of (i) holders of a majority of the outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Transaction Proposal, (ii) holders of a majority of the outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the NYSE Proposal and the Director Proposal, (iii) (A) holders of a majority of the outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Acquiror Class B Common Stock voting separately as a single class, in each case cast at the Special Meeting, shall be required to approve the Amendment Proposal, and (iv) holders of a majority of the outstanding shares of Acquiror Class A Common Stock and Acquiror Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Acquiror Omnibus Incentive Plan Proposal and the Acquiror ESPP Proposal (the approvals of the Acquiror Class A Common Stock and Acquiror Class B Common Stock specified in clauses (i) through (iv), collectively, the “Required Acquiror Stockholder Approval”). The Required Acquiror Stockholder Approval constitutes the only vote of any of Acquiror’s capital stock necessary in connection with the entry into this Agreement by Acquiror, the approval of this Agreement and the consummation of the Transactions, including the Closing.

(c) At a meeting duly called and held, the Acquiror Board has unanimously: (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Acquiror and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the Transactions, including as a Business Combination; and (iv) recommended to the stockholders of Acquiror approval of each of the matters requiring the Required Acquiror Stockholder Approval.

5.03 No Conflict. The execution, delivery and performance by each of Acquiror and Merger Sub of this Agreement and each Ancillary Agreement to which is its contemplated to be a party and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, or default under, any Acquiror Organizational Document or any organizational documents of any Subsidiaries of Acquiror, including Merger Sub, (b) conflict with or result in any violation of any provision of, or result in the breach of, or default under any applicable Law, Permit or Governmental Order applicable to Acquiror or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Acquiror or Merger Sub is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of Acquiror or Merger Sub, except, in the case of clause (b), clause (c) and clause (d) above, for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and Merger Sub, taken as a whole.

5.04 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against Acquiror or Merger Sub, or otherwise affecting Acquiror or Merger Sub or any of their respective assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to be material to Acquiror and Merger Sub, taken as a whole. Neither Acquiror nor Merger Sub nor any property, asset or business of Acquiror or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of Acquiror, any continuing investigation by any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to be material to Acquiror or Merger Sub, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon Acquiror which could, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

5.05 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and Merger Sub, taken as a whole, Acquiror and Merger Sub are, and since October 31, 2019 have been, in compliance in all material respects with all applicable Laws. Neither Acquiror nor Merger Sub has received any written notice from any Governmental Authority of a violation of any applicable Law by Acquiror or Merger Sub at any time since October 31, 2019, which violation would, individually or in the aggregate, reasonably be expected to be material to Acquiror and Merger Sub, taken as a whole. Acquiror and Merger Sub are each qualified to hold an interest in an FCC space station or earth station licensee.

(b) Since October 31, 2019, (i) there has been no action taken by the Acquiror, Merger Sub, or, to the knowledge of the Acquiror, any officer, director, shareholder, manager, employee, agent or representative of the Acquiror or Merger Sub, in each case, acting on behalf of the Acquiror or Merger Sub, in violation of any applicable Anti-Corruption Laws, (ii) neither the Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iv) neither the Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws.

5.06 Employee Benefit Plans. Other than any officers as described in the Acquiror SEC Reports, Acquiror and Merger Sub have never employed any employees or retained any independent contractors. Other than amounts due as set forth in the Acquiror SEC Reports filed with the SEC prior to the date of this Agreement or for reimbursement of any out-of-pocket expenses incurred by Acquiror’s officers and directors in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by Acquiror outside of the Trust Account, Acquiror has no unsatisfied material liability with respect to any employee, officer or director. Except as may be contemplated by the Acquiror Omnibus Incentive Plan Proposal and the Acquiror ESPP Proposal, neither Acquiror or Merger Sub nor any of their respective Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, or any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, whether written or otherwise, that is maintained, sponsored or contributed to by the Acquiror or Merger Sub or any of their respective Subsidiaries or under which the Acquiror or Merger Sub or any of their respective Subsidiaries has or could reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, commission, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements(collectively, the “Acquiror Benefit Plans”). Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (a) result in any compensatory payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former director, officer, employee, independent contractor or other service provider of Acquiror, Merger Sub or any of their respective Subsidiaries, or (b) result in the acceleration, vesting or increase of any rights of any current or former director, officer, employee, independent contractor or other service provider of Acquiror, Merger Sub or any of their respective Subsidiaries to any compensatory payments or benefits or increases in any existing compensatory payments or benefits or any loan forgiveness. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Acquiror, Merger Sub or any of their Affiliates being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 4999 or 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which Acquiror or Merger Sub or any of their respective Subsidiaries is a party which provides for the gross-up of any Taxes, including any Taxes imposed by Section 4999 or 409A of the Code.

5.07 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) applicable requirements of the Communications Act, filing requirements of the NYSE and the filing and effectiveness of the Certificate of Merger, (c) applicable requirements of the Land Remote Sensing Policy Act and such other consents, registrations, declarations, approvals, notices or filings as are required to be made or obtained under any other Department of Commerce regulation, and (d) any consents, approvals, authorizations, designations, declarations, filings, notices, consent or waivers with any Governmental Authority the absence of which would not reasonably be expected to adversely affect in any material respect the ability of Acquiror to consummate the Transactions.

5.08 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $318,076,938 held in a trust account at UBS Financial Services Inc.(the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 31, 2019, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, express or implied, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Class A Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated October 31, 2019. The amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Since October 31, 2019, Acquiror has not released any money from the Trust Account (other than interest earned on the amount held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except with respect to the shares of Acquiror Class A Common Stock held by an Acquiror Stockholder to the extent such Acquiror Stockholder is a Redeeming Stockholder.

(b) As of the date hereof, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or that any funds available in the Trust Account will not be available to Acquiror on the Closing Date.

(c) Each of Acquiror nor Merger Sub does not have, and does not have any present intention, agreement, arrangement or understanding to enter into or incur any obligations with respect to or under, any Indebtedness.

5.09 Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, in the last three years, all material Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, in the last three years, all amounts of Taxes shown due on any material Tax Returns of Acquiror and all other material amounts of Taxes owed by Acquiror have been timely paid.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, in the last three years, Acquiror has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, Acquiror is not currently engaged in any material audit, administrative or judicial proceeding with any Governmental Authority with respect to Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, in the last three years, Acquiror has not received any written notice from any

Governmental Authority of a proposed deficiency of any material amount of Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, a material amount of Taxes of Acquiror, and no written request for any such waiver or extension is currently pending.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect, to the knowledge of Acquiror, there are no Liens with respect to unpaid Taxes on any of the assets of the Acquiror, other than Permitted Liens (as applied to Acquiror).

(f) Acquiror has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

5.10 Brokers’ Fees. Except for fees described on Schedule 5.10, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, financial advisor fees or similar commission in connection with the Transactions based upon arrangements made by Acquiror or Merger Sub or any of their Affiliates, including the Sponsor, for which Acquiror or Merger Sub has any obligation.

5.11 Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Acquiror has filed all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since October 31, 2019 pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). Each of the Acquiror SEC Reports, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Reports. The Acquiror SEC Reports did not, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To Acquiror’s knowledge, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintained a system of internal controls. To Acquiror’s knowledge, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(d) The Acquiror SEC Reports contain true and complete copies of the audited balance sheet as of December 31, 2019, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from October 31, 2019 (inception) through December 31, 2019, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Reports, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP.

(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(g) There are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. None of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

5.12 Business Activities; Absence of Changes.

(a) Since its incorporation, neither Acquiror nor Merger Sub has conducted any business activities other than activities directed toward the accomplishment of a Business Combination. There is no agreement, commitment or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing.

(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except as set forth on Schedule 5.12(c), neither Acquiror nor Merger Sub is, and at no time has either been, a party to any Contract with any other Person that would require payments by Acquiror or Merger Sub in excess of $10,000 monthly or $50,000 in the aggregate with respect to any individual Contract or more than $250,000 in the aggregate when taken together with all other Contracts.

(d) There is no liability, debt or obligation of, or against, Acquiror or Merger Sub, whether accrued or fixed, absolute or contingent, matured or unmatured, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarterly period ended September 30, 2020 or disclosed in the notes thereto, (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period September 30, 2020 in the ordinary course of the operation of business of Acquiror and its Subsidiaries or (iii) disclosed in Schedule 5.12(d).

(e) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. There is no agreement, commitment or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing.

(f) Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g) Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h) Since the date of Acquiror’s formation, there has not been any change, development, condition, occurrence, event or effect relating to Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect and Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice. From September 30, 2020 through the date of this Agreement, neither Acquiror nor any of its Subsidiaries has taken any action that (i) would require the consent of the Company pursuant to Section 7.03 if such action had been taken after the date hereof or (ii) is material to Acquiror and its Subsidiaries, taken as a whole.

5.13 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will comply, in all material respects, as to form with the requirements of the Securities Act and the rules and regulations thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.

5.14 Capitalization.

(a) The authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued or outstanding as of the date of this Agreement, (ii) 175,000,000 shares of common stock, consisting of 150,000,000 shares of Acquiror Class A Common Stock and 25,000,000 shares of Acquiror Class B Common Stock, of which (A) 31,625,000 shares of Acquiror Class A

Common Stock are issued and outstanding as of the date of this Agreement and 7,906,250 shares of Acquiror Class B Common Stock are issued and outstanding as of the date of this Agreement and (B) 24,137,500 Acquiror Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Class A Common Stock, Acquiror Class B Common Stock and Acquiror Warrants (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were offered, sold and issued in compliance with applicable Law, and in all material respects with all requirements set forth in the Acquiror Organizational Documents, any applicable Law, and any applicable Contracts governing the issuance of such securities (3) were not issued in breach or violation of any preemptive rights or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Class B Common Stock held by the Sponsor. and (5) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror Organizational Documents or any Contract to which Acquiror is a party or otherwise bound. All holders of shares of Acquiror Class B Common Stock have irrevocably waived any anti-dilution adjustment as to the ratio by which shares of Acquiror Class B Common Stock convert into shares of Acquiror Class A Common Stock or any other measure with any anti-dilutive effect, in any case, that results from or is related to the transactions contemplated by this Agreement and prior to the Closing each share of Acquiror Class B Common Stock shall convert into one (1) share of Acquiror Class A Common Stock. Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants are exercisable for one share of Acquiror Class A Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share.

(b) Except for this Agreement, the Acquiror Units and the Acquiror Warrants specified in Section 5.14(a) and the issuance of shares of Acquiror Class A Common Stock pursuant to the terms of the Subscription Agreements, there are (i) no outstanding shares of capital stock of Acquiror, (ii) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Class A Common Stock, capital stock or other equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of Acquiror, and (iii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as set forth on Schedule 5.14(b)(i), there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror Class A Stockholders may vote. Except as set forth on Schedule 5.14(b)(ii) and the in the Registration Rights Agreement and the Subscription Agreements contemplated hereby, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Class A Common Stock or any other equity interests of Acquiror. Except for Merger Sub and as otherwise contemplated herein, Acquiror does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Acquiror.

(c) Immediately after the Effective Time, the authorized share capital of Acquiror will consist of the number of classes of shares of capital stock of Acquiror set forth on the Acquiror A&R Charter. The shares of Acquiror Class A Common Stock issuable to the Company Equityholders in connection with this Agreement, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal Securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror Organizational Documents, or any Contract to which Acquiror is a party or otherwise bound.

5.15 NYSE Stock Market Quotation. The issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SFTW”. The Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SFTW.WS”. Since its initial listing on the NYSE, Acquiror has been in compliance in all material respects with the rules of the NYSE and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on the NYSE. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act. Since October 31, 2019, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

5.16 Contracts; No Defaults.

(a) Schedule 5.16(a) contains a listing of every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.16(a) have been delivered to or made available to the Company and its agents and representatives.

(b) Each Contract of a type required to be listed on Schedule 5.16(a), whether or not set forth on Schedule 5.16(a), was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.16(a), whether or not set forth on Schedule 5.16(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Acquiror or its Subsidiaries party thereto and represent the legal, valid and binding obligations of the other parties thereto, and are enforceable by Acquiror or Merger Sub to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of Acquiror, Merger Sub or any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since October 31, 2019, neither Acquiror nor Merger Sub have received any written or, to the knowledge of Acquiror, oral claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Acquiror or any of its Subsidiaries or, to the knowledge of Acquiror, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since October 31, 2019 through the date hereof, neither Acquiror nor any of its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

5.17 Title to Property. Except as set forth on Schedule 5.17, neither Acquiror nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.18 Investment Company Act. Neither Acquiror nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.19 Affiliate Agreements. Except as set forth on Schedule 5.19, none of Acquiror or Merger Sub is a party to any transaction, agreement, arrangement or understanding with any (a) Acquiror Related Party, (b) present or former executive officer or director of Acquiror, Merger Sub, Sponsor or Acquiror Related Party, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of Acquiror, Merger Sub, Sponsor or any Acquiror Related Party or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”). No Acquiror Related Party (i) owns any material interest in any material asset or property used in the business of Acquiror, or (ii) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of Acquiror.

5.20 PIPE Investment Amount; Subscription Agreements. Acquiror has delivered to the Company true, correct and complete copies of the fully executed Subscription Agreements pursuant to which the Subscribers in the aggregate have agreed, subject to the terms and conditions thereof, to purchase 18,000,000 shares of Acquiror Class A Common Stock for an aggregate purchase price equal to $180,000,000, of which Sponsor and Affiliates of Sponsor have agreed, subject to the terms and conditions thereof, to purchase at least 2,000,000 shares of Acquiror Class A Common Stock for an aggregate purchase price equal to at least $20,000,000 (the “PIPE Investment Amount”). Each Subscription Agreement is in full force and effect with respect to, and is binding upon, Acquiror and, to the knowledge of Acquiror as of the date hereof, each Subscriber party thereto, in accordance with its terms. None of the Subscription Agreements have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Acquiror, as of the date of this Agreement, no such withdrawal, termination, amendment or modification is contemplated, and, to the knowledge of Acquiror, as of the date of this Agreement, none of the commitments contained in any Subscription Agreement have been withdrawn, terminated or rescinded by any Subscriber in any respect, in each case, except for such assignment or transfers contemplated or permitted by the Subscription Agreements. There are no side letters or Contracts between any Subscriber, on the one hand, and Acquiror or Merger Sub, on the other hand, related to any such Subscription Agreement that would adversely affect the obligation of such Subscriber to purchase from Acquiror the applicable portion of the PIPE Investment Amount set forth in such Subscription Agreement of such Subscriber other than as expressly set forth in this Agreement, the Subscription Agreements or as set forth on Schedule 5.20. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in or referenced in the Subscription Agreements, other than the conditions precedent contained in such Subscription Agreements or this Agreement. To the knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Acquiror under any material term or condition of any such Subscription Agreement. As of the date hereof, assuming the conditions set forth in Article IX will be satisfied and the Transactions will be consummated, Acquiror does not have actual knowledge of any facts or circumstances that would reasonably be expected to result in any of the conditions to the consummation of the purchases under the Subscription Agreements not to be satisfied.

5.21 Sponsor Support Agreement. Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Support Agreement. The Sponsor Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Support Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each of the Acquiror Stockholders party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Support Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law or Contract. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any term or condition of the Sponsor Support Agreement.

5.22 Interests in Competitors. Other than securities listed on a national securities exchange that comprise less than five percent of the issued and outstanding class of such securities, none of Acquiror, Merger Sub,

Sponsor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror, Merger Sub, Sponsor, or their respective Affiliates or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror, Merger Sub, Sponsor, or their respective Affiliates or any such investment fund or investment vehicle owns a material interest in any Person that derives a substantial portion of its revenues from products, services or lines of business within the Company’s principal products, services or lines of business.

5.23 Foreign Person. Acquiror hereby represents that (a) it is not a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”) and (b) it does not permit any foreign person affiliated with Acquiror, whether affiliated as a limited partner or otherwise, to obtain through Acquiror any of the following with respect to the Company: (i) control (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any material nonpublic technical information (as defined in the DPA) in the possession of the Company (which shall not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Company products, including processes, techniques, or methods; (iii) membership or observer rights on the Company’s Board of Directors or the right to nominate an individual to a position on the Company’s Board of Directors; or (iv) any involvement (other than through voting of shares) in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company “critical technology” (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA).

ARTICLE VI

COVENANTS OF THE COMPANY

6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as may be required by Law (including Laws enacted in response to the COVID-19 or SARS CoV-2 virus): (a) use commercially reasonable efforts to conduct and operate its business in the ordinary course; (b) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries; and (c) use commercially reasonable efforts to keep available the services of their present officers and other key employees and key consultants. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement:

(a) change or amend the certificate of incorporation, bylaws, or other organizational documents of the Company or its Subsidiaries;

(b) (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to the stockholders of the Company in their capacities as stockholders, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the exercise of any Company Stock Option or Company Warrant or the conversion of any Company Preferred Stock or vesting of Company RSU Awards, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (iv) except as required pursuant to the Company Stock Plans or the Company Warrants in effect on the date of this Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

(c) enter into, or amend or modify any material terms of, terminate (excluding any expiration in accordance with its terms), fail to exercise any material renewal rights (excluding renewal rights under Real Estate Lease Documents) or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.13(a)(vi), (viii) or (xii) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.13(a)(vi), (viii) or (xii)), other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

(d) sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Company and its Subsidiaries, taken as a whole (including Company Intellectual Property and Company Software), except (i) for dispositions of obsolete or worthless assets, (ii) for sales of inventory in the ordinary course of business consistent with past practice, (iii) for sales, abandonment, lapses of assets or items or materials (other than Company Intellectual Property or Company Software) in an amount not in excess of $500,000 in the aggregate, (iv) for Permitted Liens or (v) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice;

(e) except as otherwise performed in the ordinary course of business consistent with past practice or required pursuant to the Company Benefit Plans or applicable Law, (i) grant any material increase in compensation, benefits or severance to any director, employee or independent contractor of the Company or its Subsidiaries, except as otherwise performed in the ordinary course of business consistent with past practice with respect to an employee or independent contractor with an annual base salary or base compensation of less than $200,000, (ii) adopt, enter into, materially amend or terminate any Company Benefit Plan (other than an employment or consulting agreement entered into in the ordinary course of business consistent with past practice with any newly hired or newly engaged service provider to the Company or any of its Subsidiaries whose compensation would not exceed, on an annualized basis, $200,000) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, (iii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries, (iv) grant or provide any severance or termination payments or benefits to any employee or independent contractor of the Company or its Subsidiaries, except in connection with the promotion (in the ordinary course of business consistent with past practice), hiring (to the extent permitted by clause (v) of this paragraph) or firing (to the extent permitted by clause (v) of this paragraph and in exchange for a release of claims) of such employee or independent contractor of the Company or its Subsidiaries, (v) hire or terminate (other than for cause) any employee or independent contractor of the Company or its Subsidiaries other than any employee or independent contractor with an annual base salary of less than $200,000 in the ordinary course of business consistent with past practice or (vi) take any action that will result in the acceleration, vesting or creation of any right of any director, officer, employee or independent contractor of the Company or its Subsidiaries under any of the Company Benefit Plans;

(f) waive any restrictive covenant obligations of any employee of the Company or its Subsidiaries other than any employee with an annual base salary of less than $150,000;

(g) (i) acquire or agree to acquire by merger or consolidation with, or merge or consolidate with, or purchase all or substantially all or substantially all of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Transactions);

(h) other than required in connection with a COVID-19 Response, make any capital expenditures (or commitment to make any capital expenditures) other than any capital expenditure (or series of related capital expenditures) (i) as set forth on Schedule 6.01(h) or (ii) consistent in all material respects with the Company’s capital expenditure budget for the applicable periods;

(i) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants, and other than advances of expenses to employees, officers, directors, consultants or independent contractors, in the ordinary course of business), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice;

(j) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, surrender any right to claim a material refund of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority relating to any material Taxes, or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or enter into any material Tax sharing or similar agreement (excluding commercial agreements entered into in the ordinary course of business not primarily related to Taxes);

(k) take any action, or knowingly fail to take any action within its control, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(l) enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to enter a new line of business (other than in connection with any Indebtedness permitted by Section 6.01(i);

(m) acquire any fee interest in real property;

(n) enter into, renew or amend in any material respect any Company Affiliate Agreement (it being understood and agreed that transactions contemplated by Section 6.01(i) shall not violate this Section 6.01(n));

(o) waive, release, compromise, settle or satisfy any pending or threatened material pending or threatened Action, other than in the ordinary course of business consistent with past practice solely for monetary damages that will not exceed, together with all other such claims or Actions settled during the Interim Period, $1,000,000 in the aggregate;

(p) (i) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness for borrowed money, other than in the ordinary course of business, in connection with a Bridge Loan (as defined on Schedule 6.01) and obligations in respect of obligations under any Existing Debt Agreements, or (ii) amend, restate or modify any material terms of or any material agreement with respect to any outstanding Indebtedness with an aggregate principal value in excess of $5,000,000, if such amendment, restatement or other modification would result in an increase of the aggregate principal amount of such Indebtedness or otherwise be materially adverse to the interests of the Company and its Subsidiaries taken as a whole; provided, however, that any action permitted under this Section 6.01(p) shall be deemed not to violate Section 6.01; provided, further, that any repayment of Indebtedness under any Existing Debt Agreements or any action necessary to satisfy the conditions in Section 9.02(e) shall be deemed not to violate Section 6.01;

(q) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

(r) form or cause to be formed any new Subsidiary of the Company or of any of its Subsidiaries.

(s) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(t) abandon, forfeit or fail to use commercially reasonable efforts to maintain in effect and in good standing the Communications Authorizations;

(u) other than required in connection with a COVID-19 Response, (i) fail to manage its working capital (including paying amounts payable in a timely manner when due and payable) in the ordinary course of business consistent with past practice or (ii) materially change or materially modify its credit, collection or payment practices (including by accelerating the collection of billings or postponing or delaying the payment of its trade accounts payable or credit card balances);

(v) except in connection with a COVID-19 Response, voluntarily fail to maintain, cancel or materially decrease coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties; or

(w) enter into any agreement to do any action prohibited under this Section 6.01.

Notwithstanding anything in this Section 6.01 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give Acquiror, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Closing, (b) any action taken, or omitted to be taken, by the Company or its Subsidiaries as a result of a COVID-19 Response to maintain and preserve in all material respects the business organization, assets, properties and business relations of the Company and its Subsidiaries shall not be deemed to constitute a breach of this Section 6.01; provided, however, in no event shall clause (b) be applicable to any act or omission of the type described in Section 6.01(a), Section 6.01(b), Section 6.01(c), Section 6.01(g), Section 6.01(o), or Section 6.01(t) (to the extent related to any of the foregoing).

6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which, in the reasonable judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books and records, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and, appropriate officers and employees of the Company and its Subsidiaries, and use commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs, business, properties, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries, in each case, as Acquiror or its Representatives may reasonably request, in each case, as necessary to facilitate consummation of the Transactions. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement. Any access to any Company properties or facilities shall be subject to the Company’s reasonable security measures and the applicable requirements of the Company real property lease documents and any documentation related to the Company’s use of Earth Stations and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments.

6.03 HSR Act, Communications Act, and Regulatory Approvals. In connection with the Transactions, the Company shall (a) comply promptly but in no event later than 10 Business Days after the date hereof with the notification and reporting requirements of the HSR Act, and (b) as promptly as practicable make, and cause its Affiliates to make any filing or notice required to be made by the Company or such Affiliate under the Communications Act or Land Remote Sensing Policy Act, in each case, that is applicable to the Transactions. The Company shall use reasonable best efforts to furnish to Acquiror as promptly as reasonably practicable all information required for any application or other filing to be made by Acquiror pursuant to any Antitrust Law, the Communications Act or Land Remote Sensing Policy Act. The Company shall use reasonable best efforts to (i) substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act. The Company shall promptly notify Acquiror of any substantive communication with, and furnish to Acquiror copies of any notices or written communications received by, the Company or any of its Affiliates and any third party or any Governmental Authority with respect to the Transactions, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by the Company and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority with respect to the Transaction without the written consent of Acquiror. The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of the Company, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, however, that the Company may, as it deems advisable and necessary, designate any materials provided to Acquiror under this Section 6.03 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Affiliates to, and the Acquiror and Merger Sub shall not without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, the Acquiror, or any of their Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that (i) individually or in the aggregate, would reasonably be expected to have a material adverse impact on the business, assets, Contracts or properties of Acquiror and the Company, taken as a whole or (ii) limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company, Acquiror or any of their Affiliates, or any interest therein. The Company shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

6.04 Termination of Certain Agreements. During the Interim Period, the Company shall take all actions necessary to terminate the Contracts listed on Schedule 6.04 without any further force and effect from and after the Closing and in a manner such that neither the Company nor any of its Subsidiaries incurs any material cost or other material liability or is subject to any further material obligation thereunder following the Closing. The Company shall deliver to Acquiror evidence that all such Contracts listed on Schedule 6.04 have been terminated.

6.05 PCAOB Audited Financials; Interim Unaudited Financials. The Company shall use reasonable best efforts to deliver (i) true and complete copies of the audited consolidated balance sheet of the Company and the consolidated Subsidiaries of the Company as of December 31, 2019 and as of December 31, 2020, and the related audited consolidated statements of income, changes in stockholder equity, and cash flows of the Company and the consolidated Subsidiaries of the Company for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (the “PCAOB Audited Financials”) not later than April 25, 2021 and (ii) if the Closing has not occurred by May 14, 2021, the unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in stockholder equity, and cash flows, of the Company and the consolidated Subsidiaries of the Company as at and for the three-months ended March 31, 2021 and a comparable period in compliance with Regulation S-K 303, in each case, prepared in accordance with GAAP and Regulation S-X (the “Unaudited Interim Financials”) not later than May 20, 2021; provided, however, that if the Company fails to deliver the PCAOB Audited Financials or the Unaudited Interim Financials by the applicable deadlines specified in the foregoing clauses (i) and (ii), respectively, such failure shall not constitute a breach of, failure to perform or failure to comply with, this Agreement (including for purposes of the termination provisions in this Agreement) if, at the time such financial statements were otherwise required to be delivered, the Company is exercising its reasonable best efforts in good faith to deliver the applicable financial statements as promptly as reasonably practicable.

6.06 No Claim Against the Trust Account.

(a) The Company acknowledges that Acquiror is a blank check company with the power and privileges to effect a Business Combination involving the Company and one or more businesses or assets, that Acquiror has established the Trust Account for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that Acquiror’s sole assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the Transactions are not consummated by November 5, 2021, or, in the event of termination of this Agreement, another Business Combination is not consummated by November 5, 2021, or such later date as approved by the stockholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against the Trust Account, and any right to collect from the Trust Account (to the extent such amounts are subject to the redemption rights of the Company’s public stockholders), with respect to any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any Willful Breach of this Agreement.

(b) Without limiting Section 6.06(a), the Company shall have the right to pursue a claim against (i) Acquiror or any of its Affiliates under, and on the terms and subject to the conditions in, this Agreement or under, and on the terms and subject to the conditions in, any Ancillary Agreement to which it and Acquiror or any of its Affiliates is a party or (ii) any other party to an Ancillary Agreement to which it is a party under, and on the terms and subject to the conditions in, such Ancillary Agreement, in the case of either clause (i) or (ii), for legal relief against monies or other assets held outside the Trust Account or for specific performance (including a claim for Acquiror or its Affiliates to specifically perform its obligations under this Agreement pursuant to Section 11.15).

(c) If the terms of the Confidentiality Agreement or any Ancillary Agreement conflicts with the terms of this Section 6.06, the terms of this Section 6.06 shall govern and control to the extent of such conflict. This Section 6.06 shall survive the termination of this Agreement for any reason.

6.07 Preparation of Registration Statement; Other Actions.

(a) The Company shall reasonably cooperate in good faith with, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, provided that the Parties agree that 36 hours is deemed reasonable advance notice, Acquiror and its counsel in connection with (i) the drafting and timely filing of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC, in each case, as Acquiror or its Representatives may reasonably request. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4. In furtherance of the foregoing, the Company shall use commercially reasonable efforts to promptly furnish all information concerning the Company, its Subsidiaries and any of its and their respective members, stockholders, officers, directors or managers or any other information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the preparation of the Registration Statement or any other statement, filing, notice or application made by or on behalf of Acquiror to any regulatory authority in connection with the Transactions.

(b) From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that, if any such action shall be taken or shall have failed to have been taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.07 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.08 Exclusivity; Company Stockholders’ Written Consent.

(a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives acting on their behalf not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person (other than Acquiror or its Subsidiaries) relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 6.08(b)(iii)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing; provided that it is understood and agreed that any determination or action by the Company Board made in accordance with Section 6.08(b) or Section 6.08(c) shall not be deemed to be a breach or violation of this Section 6.08(a). The

Company also agrees that promptly following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives acting on their behalf to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three Business Days of the execution of this Agreement, the Company shall request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact during the 12-month period immediately prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.08 by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 6.08 by the Company.

(b) Notwithstanding anything to the contrary in Section 6.08(a) or Section 8.02(d), this Agreement shall not prevent the Company or the Company Board from:

(i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided that this clause (i) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Section 6.08(c);

(ii) prior to obtaining the Company Requisite Approval, contacting and engaging in discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.08(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

(iii) prior to obtaining the Company Requisite Approval, (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.08(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to the Company’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide written Acquisition Proposal that did not result from a material breach of Section 6.08(a), in each case, if the Company Board (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes, or could reasonably be expected to constitute, a Superior Proposal, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would constitute a breach of its fiduciary duties under applicable Law, and (III) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall provide to Acquiror and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Acquiror or Merger Sub prior to or substantially concurrently with the time it is provided to such Person (and in any event within twenty-four (24) hours thereof);

(iv) prior to obtaining the Company Requisite Approval, making a Company Change in Recommendation (only to the extent permitted by Section 6.08(c)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c) Notwithstanding anything in this Section 6.08 to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a material breach of this Section 6.08, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in this Section 6.08(c) would constitute a breach of its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided further that the Company will not be entitled to make a Company Change in Recommendation unless (x) the Company delivers to Acquiror a written notice (a “Company Notice”) advising Acquiror that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Company Board (it being acknowledged that such Company Notice shall not itself constitute a Company Change in Recommendation), and (y) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional three (3) Business Day (instead of five (5) Business Day) period from the date of such notice), the “Notice Period”), the Company Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal if the adjustments to the terms and conditions of this Agreement proposed by Acquiror (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates and other than pursuant to the Permitted Issuances) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

(ii) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

(iii) “Superior Proposal” means a bona fide and written Acquisition Proposal made after the date hereof, that (A) did not result from a material breach of this Section 6.08, (B) is reasonably likely to be consummated in accordance with its terms, (C) would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (solely in their capacity as such) than the transactions contemplated hereby after taking into account all relevant factors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated hereby (including any offer by Acquiror to amend the terms of this Agreement, termination or break-up fee and conditions to consummation), (D) provides for 100% cash consideration (and no non-cash consideration) to be paid to Company Stockholders in such transaction with respect to their issued and outstanding shares of Company Stock with such cash consideration being either (x) funded from the cash on hand of the third party (or the Affiliates of the third party) making such Acquisition Proposal or (y) funded at the closing of the transaction contemplated by such Acquisition Proposal pursuant to financing commitment letters in place at the time of execution of the definitive transaction agreement in connection with such Acquisition Proposal; provided that, notwithstanding anything in this Agreement to the contrary, no Acquisition Proposal can be a Superior Proposal if such Acquisition Proposal is made by a third party that is (1) a Company Equityholder, (2) an Affiliate of the Company or of any Company Equityholder or (3) a special purpose acquisition company (other than Acquiror); provided, further, that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20% or more” in such definition shall be deemed to be references to “100%”.

(e) Promptly following the effectiveness of the Registration Statement pursuant to the Securities Act (and in any event within five (5) Business Days of the time that the Registration Statement becomes effective), the Company shall seek the irrevocable written consent, substantially in the form attached hereto as Exhibit F, of holders of the Company Requisite Approval in favor of the approval and adoption of this Agreement and the Transactions (the “Written Consent”) and upon receipt shall promptly deliver a copy of the Written Consent to Acquiror.

(f) The Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date for determining the Company Stockholders entitled to provide such Written Consent (which record date shall be subject to the prior written agreement by Acquiror, not to be unreasonably withheld, conditioned or delayed), and (ii) following the effectiveness of the Registration Statement, cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (iii) solicit the Written Consent from the Company Stockholders. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement. The Company Board shall not (and no committee or subgroup thereof shall) (A) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (A) or (B), a “Company Change in Recommendation”) except in accordance with Sections 6.08(b) and 6.08(c). If the Company Requisite Approval is obtained, then promptly following the receipt of the Written Consent, the Company shall prepare and deliver to the Company Stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with Section 6.08(b) and this Section 6.08(f) shall not be limited or otherwise affected by any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal.

6.09 No Change of Control. Without limiting the terms of this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control, supervise or direct, or attempt to control, supervise or direct, the operations of any other Party prior to the Closing Date, including any facility that is subject to a Governmental Authority.

ARTICLE VII

COVENANTS OF ACQUIROR

7.01 HSR Act, Communications Act, and Regulatory Approvals.

(a) In connection with the Transactions, Acquiror shall (and, to the extent required, shall cause its controlled Affiliates and any other Affiliate that is an ultimate parent entity of Acquiror (as determined pursuant to the HSR Act) to) (i) comply promptly but in no event later than 10 Business Days after the date hereof with the notification and reporting requirements of the HSR Act, and (ii) as promptly as practicable make or cause its Affiliates to make any filing or notice required under the Communications Act or Land Remote Sensing Policy Act applicable to the Transactions. Acquiror shall furnish to the Company as promptly as reasonably practicable all information required for any application or other filing to be made by the Company pursuant to any Antitrust Law, the Communications Act or Land Remote Sensing Policy Act. Acquiror shall substantially comply with any Information or Document Requests.

(b) Acquiror shall (and, to the extent required, shall cause its controlled Affiliates and any other Affiliate that is an ultimate parent entity of Acquiror (as determined pursuant to the HSR Act) to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or the Communications Act, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law, the Communications Act or Land Remote Sensing Policy Act or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger.

(d) Notwithstanding anything in this Agreement to the contrary nothing in this Section 7.01 shall require or obligate the Acquiror to, and Acquiror and Merger Sub shall not without the prior written consent of the Company, agree or otherwise be required to, take any actions with respect to the Company, the Acquiror, or any of their Affiliates, to sell, divest, or otherwise dispose of, license, hold separate or take or commit to take any action that (i) individually or in the aggregate, would reasonably be expected to have a material adverse impact on the business, assets, Contracts or properties of Acquiror and the Company, taken as a whole or (ii) limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company, Acquiror or any of their Affiliates, or any interest therein.

(e) Acquiror shall promptly notify the Company of any substantive communication with, and furnish to the Company copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the Transactions, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed substantive communications by Acquiror and/or its Affiliates to any

Governmental Authority concerning the Transactions; provided, however, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the Company. Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of Acquiror, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, however, that Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(f) Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

(g) Acquiror shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the Transactions.

(h) Notwithstanding anything in this Agreement to the contrary but without limiting the obligations of Acquiror and Merger Sub herein, including Acquiror’s obligations to cause its Affiliates to make any filings or take the other actions specifically contemplated to be taken by Acquiror pursuant to this Section 7.01, the restrictions and obligations set forth in this Section 7.01 shall not apply to or be binding upon Acquiror’s Affiliates, the Sponsor, any Subscriber, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsor, any Subscriber or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, the Sponsor, any Subscriber or of any such investment fund or investment vehicle.

7.02 Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror shall cause the Surviving Company and the Surviving Company’s Subsidiaries to indemnify and hold harmless each present and former director, officer or employee of the Company and each of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law, its certificate of incorporation, bylaws, other organizational documents and any indemnifications agreement in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers, directors and employees of the Company and its Subsidiaries that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 7.02.

(b) D&O Tail.

(i) Prior to the Effective Time, Acquiror, upon consultation with the Company, shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Acquiror D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director, officer or employee of Acquiror currently covered by a directors’ and officers’ liability insurance policy of Acquiror on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the Effective Time for the six-year period following the Closing.

(ii) Prior to the Effective Time, the Company, upon consultation with the Acquiror, shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail” and together with the Acquiror D&O Tail, the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director, officer or employee of the Company or any of its Subsidiaries currently covered by a directors’ and officers’ liability insurance policy of the Company or any of its Subsidiaries on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the Effective Time for the six-year period following the Closing.

(c) Acquiror will, and will cause its Subsidiaries (including the Surviving Company) to, maintain the D&O Tail in full force and effect for its full term and honor all obligations thereunder, with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the directors’ and officers’ liability insurance maintained by the Company, its Subsidiaries or the Acquiror immediately prior to the Effective Time with terms and conditions providing retentions, limits and other material terms no less favorable than the directors’ and officers’ liability insurance policies maintained by Company, its Subsidiaries or Acquiror immediately prior to the Effective Time with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Acquiror may not spend more than 300% of the last annualized premium paid by the Company, its Subsidiaries and Acquiror prior to the Effective Time for the six years of coverage under such D&O Tail. Acquiror shall be responsible for 50% of the cost of the D&O Tail, and the Company shall be responsible for 50% of the cost of the D&O Tail.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Merger in accordance with its terms and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present or former director or officer of the Company or any of its Subsidiaries to whom this Section 7.02 applies without the consent of the affected Person.

7.03 Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 7.07, as expressly contemplated by this Agreement (including as contemplated by the Subscription Agreements), as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or as may be required by Law, Acquiror shall operate its business in the ordinary course and consistent with past practice and, without limiting the generality of the foregoing, Acquiror shall not and shall cause Merger Sub not to:

(i) change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub;

(ii) create or form any Subsidiaries;

(iii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) to the stockholders of the Acquiror in their capacities as stockholders, or in respect of any of its outstanding capital stock or other equity interests; (B) effect any recapitalization, reclassification, split or other change in its capitalization or issue, split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Class A Common Stock required by the Redemption Offer in accordance with the Acquiror Organizational Documents, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iv) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, surrender any right to claim a material refund of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

(v) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(vi) enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted an Acquiror Affiliate Agreement) or make any payment to any Acquiror Related Party;

(vii) enter into, or amend or modify any material term of (in a manner adverse to Acquiror or any of its Subsidiaries (including the Company and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract set forth on, or of a type required to be listed on, Schedule 5.16(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.16(a)) or sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties, or subject any material assets or properties to any Lien;

(viii) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise, incur or settle any claim or any liability other than in the ordinary course of business consistent with past practice;

(ix) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or guarantee any liability of any Person;

(x) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor, or other equity interests in, any Person, including Acquiror or any of its Subsidiaries, other than (i) in connection with the exercise of any Acquiror Warrants outstanding and exercisable on the date hereof or (ii) the issuance of shares to the Company Equityholders in connection with the Merger pursuant to the terms of this Agreement and the issuance of shares of Acquiror capital stock to the Subscribers pursuant to the Subscription Agreements or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Acquiror Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Support Agreement;

(xi) except as contemplated by the Acquiror Omnibus Incentive Plan Proposal and the Acquiror ESPP Proposal, (i) adopt or amend any Acquiror Benefit Plan, or enter into any employment contract that provides an annual base salary or base compensation that exceeds $200,000 or any collective bargaining agreement, (ii) hire any employee of Acquiror or its Subsidiaries with an annual base salary or base compensation that exceeds $200,000, or (iii) take any action or refrain therefrom that would result in the Transactions being the direct or indirect cause of any amount paid or payable by Acquiror, Merger Sub or any of their respective Subsidiaries being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 4999 of the Code;

(xii) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or its Subsidiaries (other than the Transactions);

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiv) enter into any new line of business outside of the business currently conducted by Acquiror and its Subsidiaries as of the date of this Agreement;

(xv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(xvi) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Acquiror and Merger Sub and their assets and properties;

(xvii) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(xviii) enter into any agreement to do any action prohibited under this Section 7.03.

(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents and the Trust Agreement.

7.04 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement)), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including causing the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any shares of Acquiror Class A Common Stock in connection with the Redemption Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.12 and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.11; (c) the repayment of loans and reimbursement of expenses to directors, officers and stockholders of Acquiror set forth on Schedule 7.04; and (d) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a), (b) and (c), to be disbursed to Acquiror.

7.05 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which in the reasonable judgment of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or any of its Subsidiaries is bound, Acquiror shall afford to the Company and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books and records, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.06 Acquiror NYSE Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the NYSE, shall prepare and submit to NYSE a listing application in connection with the transactions contemplated by this Agreement, covering the Acquiror Class A Common Stock to be issued in connection with the Transactions (the “Listing Application”), and the Company shall reasonably cooperate with Acquiror with respect to the Listing Application. Acquiror shall use its reasonable best efforts to cause: (a) the Listing Application to have been approved by NYSE; (b) Acquiror to satisfy all applicable initial and continuing listing requirements of NYSE; and (c) the Acquiror Class A Common Stock to be issued in connection with the Transactions, to be approved for listing on NYSE with the trading ticker that is specified by the Company (subject to the availability thereof) prior to the effectiveness of the Registration Statement, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event as of immediately following the Effective Time, and in each of case (a), (b) and (c), the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Acquiror with respect thereto

7.07 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.08 Financing. Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including to enforce Acquiror’s rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements and the Sponsor Support Agreement, as applicable, on the terms and conditions described or contemplated therein. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, provide consent to modify, provide any consent or agreement to terminate or elect to terminate any Subscription Agreement or any provision or remedy under, or any replacements of, any of the Subscription Agreements except for any assignment or transfer expressly permitted pursuant to any Subscription Agreement (without any further amendment, modification, waiver or consent to such assignment or transfer provision); provided, that (i) in the case of any such permitted assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Common Stock subject thereto and (ii) any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require such prior written consent, so long as Acquiror provides to the Company no less than two (2) Business Days written notice of such amendment, modification or waiver. Acquiror shall (i) promptly notify the Company upon having knowledge of any material breach or default under, or termination of, any Subscription Agreement (including any refusal or repudiation by any Subscriber with respect to its obligation and/or ability to provide its full purchase price contemplated by the applicable Subscription Agreement), and (ii) prior to delivering any written notice (or any other material notice) to a Subscriber with respect to any Subscription Agreement, deliver such notice to the Company for its prior review and comment and, other than with respect to a ministerial notice or notice with respect to the Closing or similar mechanics, for the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.09 Termination of Acquiror Affiliate Agreements. During the Interim Period, Acquiror shall take all actions necessary to cause the Acquiror Affiliate Agreements set forth in Schedule 7.09 to be terminated without any further force and effect and without any cost or other liability or obligation to Acquiror or its Subsidiaries (including the Company and its Subsidiaries), and there shall be no further obligations of any of the relevant parties thereunder following the Closing. Acquiror shall deliver to the Company evidence that all such Contracts listed on Schedule 7.09 have been terminated.

7.10 Section 16 Matters. Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Class A Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Acquiror following the Closing, shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.11 Director Appointments; Officers. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NYSE listing requirements with respect to the qualifications of individuals serving on the Acquiror Board (the “Qualification Requirements”), Acquiror shall take all actions necessary or appropriate to cause (a) the number and classes of directors constituting the Acquiror Board to be such number and classes as is specified in the Acquiror A&R Charter (as if the Acquiror A&R Charter were in effect as of the date hereof), (b) the persons that the Company has designated in writing to Acquiror prior to the Registration Statement becoming effective under the Securities Act to be elected as members of the Board of Directors of such class of the Acquiror Board, effective as of the Closing, provided that such persons satisfy the Qualification Requirements and a majority of whom shall be “independent” directors for purposes of NYSE rules and Acquiror shall have the right to identify one member to be elected as a member of the initial Acquiror Board and (c) the persons that the Company has designated in writing to Acquiror prior to the Registration Statement becoming effective under the Securities Act to be appointed as the officers of the Acquiror. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company and Acquiror with the individuals identified pursuant to clause (b) of this Section 7.11, which indemnification agreements shall continue to be effective following the Closing.

7.12 Director and Officer Resignations. Acquiror shall deliver to the Company duly executed resignation letters evidencing the resignation of the directors and officers of Acquiror and Merger Sub who are not contemplated to be officers or directors of the Company or Acquiror following the Closing pursuant to Section 7.11, such resignation letters to be effective as of the Closing.

7.13 Exclusivity. Except as expressly permitted pursuant to Section 8.02(d), during the Interim Period, Acquiror shall not take, and shall cause its Affiliates and each of their respective Representatives not to take, whether directly or indirectly, any action to solicit, initiate, continue, cooperate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its stockholders and their respective Affiliates and Representatives in connection with the Transactions. Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. Acquiror agrees to (i) notify the Company promptly upon receipt of any Business Combination Proposal, and to describe the material terms and conditions of any such Business Combination Proposal in reasonable detail (including the identity of the Persons making such Business Combination Proposal) and (ii) keep the Company reasonably informed on a current basis of any material modifications to such offer or information.

7.14 Bylaws; Acquiror Common Stock.

(a) At or prior to the Closing, Acquiror shall cause the Acquiror A&R Bylaws to be duly adopted and constitute the bylaws of Acquiror as of the Closing.

(b) At or prior to the Closing, Acquiror shall cause each share of Acquiror Class B Common Stock to convert into one (1) share of Acquiror Class A Common Stock.

7.15 Warrant Amendment. Acquiror shall use its reasonable best efforts, upon the reasonable request of the Company, take all actions to execute all documents necessary, and perform such further acts necessary to amend the strike price of 4,162,500 Acquiror Warrants held by Sponsor so that it is increased from $11.50 to $20.00 (the “Warrant Amendment”), or to otherwise achieve the same allocation of rights, benefits, obligations and liabilities contemplated by the Warrant Amendment.

ARTICLE VIII

JOINT COVENANTS

8.01 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to use reasonable best efforts to (a) assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) obtain all material consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates is required to obtain in order to consummate the Transactions, including any required consents and approvals of parties to material Contracts with the Company or its Subsidiaries in each case of this clause (b) as the other parties hereto may request, and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as reasonably practicable and in accordance with all applicable Laws. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub or the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries or Acquiror is a party in connection with the consummation of the Transactions.

8.02 Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval.

(a) As promptly as practicable following the execution and delivery of this Agreement and receipt of the PCAOB Audited Financials pursuant to Section 6.05, and in any event not later than five (5) Business Days following the delivery of the PCAOB Audited Financials, Acquiror and the Company shall jointly prepare, and Acquiror shall cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Class A Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement and shall provide the stockholders of Acquiror the opportunity to elect to accept the Redemption Offer. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all required information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to stockholders of Acquiror.

(b) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and Acquiror shall cause such Registration Statement to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of Acquiror and the Company shall pay 50% of all fees and expenses incurred in connection with preparing and filing the Registration Statement and obtaining approval from the SEC and the NYSE in connection with the offering and listing of the Acquiror Class A Common Stock to be issued under this Agreement in connection with the Closing.

(c) Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action for the submission and approval of the following proposals by the stockholders of Acquiror: (i) approval of the Business Combination (the “Transaction Proposal”), (ii) approval of the Acquiror A&R Charter (the “Amendment Proposal”) and each change to the Acquiror A&R Charter that is required to be separately approved, (iii) to the extent required by the NYSE listing rules, approval of the issuance of the shares included in the Total Consideration Share Amount together with the Acquiror Class A Common Stock pursuant to the Subscription Agreements (the “NYSE Proposal”), (iv) the election of directors effective as of the Closing as contemplated by Section 7.11 (the “Director Proposal”), (v) the approval and adoption of a customary management equity incentive plan (the “Acquiror Omnibus Incentive Plan”) in the form attached hereto as Exhibit G with any changes or modifications thereto as the Company and Acquiror may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Acquiror, as applicable) (the “Acquiror Omnibus Incentive Plan Proposal”), (vi) the approval and adoption of an employee stock purchase plan (the

“Acquiror ESPP”) in the form attached hereto as Exhibit H with any changes or modifications thereto as the Company and Acquiror may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Acquiror, as applicable), (the “Acquiror ESPP Proposal”, and together with the Transaction Proposal, the Amendment Proposal, the NYSE Proposal, the Director Proposal and the Acquiror Omnibus Incentive Plan Proposal, the “Required Acquiror Proposals”) and (vi) approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto and approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transaction contemplated hereby and (vii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Additional Proposal” and together with the Required Acquiror Proposals, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror Stockholders at the Special Meeting.

(d) Acquiror shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (subject to the Company’s prior written consent, such consent not to be unreasonably withheld or delayed) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL and the rules of the NYSE for a date no more than thirty (30) days after the Registration Statement is declared effective, (ii) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law, (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Proposals and (iv) provide each holder of Acquiror Class A Common Stock (as determined in accordance with Acquiror Organizational Documents) the opportunity to elect to redeem the eligible shares of Acquiror Class A Common Stock held by such holder as determined pursuant to the Acquiror Organizational Documents and the documents governing the Trust Account in connection with the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement, unless the Acquiror Board shall have changed the recommendation in accordance with this Section 8.02(d). The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”); provided, however, that if, at any time prior to obtaining the Required Acquiror Stockholder Approval, the Acquiror Board determines in good faith, in response to an Acquiror Intervening Event, after consultation with its outside legal counsel, that the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Acquiror Board may, prior to obtaining the Required Acquiror Stockholder Approval, make an Acquiror Change in Recommendation; provided, however, that Acquiror and the Acquiror Board will not be entitled to make, or agree or resolve to make, an Acquiror Change in Recommendation unless (A) Acquiror delivers to the Company a written notice (an “Acquiror Intervening Event Notice”) advising the Company that the Acquiror Board proposes to take such action and containing the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred (it being acknowledged that such Acquiror Intervening Event Notice shall not itself constitute a breach of this Agreement), and (B) at or after 5:00 p.m., New York City time, on the third Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. New York City time on the third Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional two (2) Business Days (instead of a three Business Day) period from the date of such notice)), the Acquiror Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Required Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall have the right to, and at the Company’s reasonable request shall, make one or more adjournments of the Special Meeting in order to solicit additional proxies for the purpose of obtaining the

Required Acquiror Stockholder Approval. Except with the Company’s written consent (not to be unreasonably withheld or delayed), Acquiror may only adjourn the Special Meeting (i) to solicit additional proxies for the purpose of obtaining the Required Acquiror Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Special Meeting; provided, that the Special Meeting (x) may not be adjourned to a date that is more than thirty (30) days after the date for which the Special Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than six (6) Business Days prior to the Termination Date. Unless this Agreement has been terminated in accordance with its terms, Acquiror’s obligation to solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Proposals in accordance with this Section 8.02(d) shall not be limited or otherwise affected by any Acquiror Change in Recommendation. For the purposes of this Agreement, “Acquiror Intervening Event” means any material event, fact, development, circumstance or occurrence that materially affects the business, assets or operations of Acquiror, that was not known and was not reasonably foreseeable to the Acquiror Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the Acquiror Board as of the date hereof) and that becomes known to the Acquiror Board after the date hereof.

8.03 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Acquiror will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company, such approval not to be unreasonably withheld or delayed.

(b) Promptly after the execution of this Agreement and pursuant to the Communications Plan described in Section 8.05(b), Acquiror and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) Acquiror shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (the “Closing Form 8-K”), the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company, such approval not to be unreasonably withheld or delayed. Prior to the Closing, Acquiror and the Company shall prepare a joint press release announcing the consummation of the Transactions (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Acquiror shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Acquiror shall file the Closing Form 8-K with the SEC.

(d) At a reasonable time prior to the filing, issuance or other submission or public disclosure of any reports to be filed with the SEC in connection with the Transactions by either Acquiror or Merger Sub, the Company shall be given an opportunity to review and comment upon such filing, issuance or other submission and give its prior written consent to the form thereof, such consent not to be unreasonably withheld or delayed, and Acquiror and Merger Sub shall accept and incorporate all reasonable comments from the Company with respect thereto prior to filing, issuance, submission or disclosure thereof.

8.04 Tax Matters.

(a) Acquiror, Merger Sub and the Company intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code (the “Intended Tax Treatment”)

and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the Parties or their respective Affiliates knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant Parties), or has taken or will take any action, if such fact, circumstance or action would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each Party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination), cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Company, Acquiror and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) On or prior to the Closing Date, the Company shall deliver to Acquiror (i) a certification from the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and (ii) a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case dated no more than 30 days prior to the Closing Date.

8.05 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company Stockholders (or, prior to the Effective Time, the Company), on the one hand, or Acquiror or Merger Sub (or, following the Effective Time, the Company), on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Law or stock exchange rule; or (vi) disclosure consented to in writing by Acquiror or Merger Sub (in the case of the Company Stockholders and, prior to the Effective Time, the Company) or the Company Stockholders (in the case of Acquiror or Merger Sub and, following the Effective Time, the Company).

(b) Acquiror and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to applicable Securities Laws or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance and allow the other Party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each Party and its Affiliates may make announcements and may provide information regarding this Agreement and the Transactions (i) to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other Party, (ii) subject to Section 6.02 and this Section 8.05, to third parties to the extent necessary for the purpose of issuing notice to any third party or seeking any third party consent, approval or waiver, in each case, as required in connection with the Transactions, (iii) to the extent provided for in the Communications Plan, in internal announcements to employees of the Company and its Subsidiaries and (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 8.02(d) and this Section 8.05.

8.06 Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Actions (including derivative claims) relating to this Agreement, any Ancillary Agreement or any matters relating hereto or thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Acquiror, Acquiror, Merger Sub or any of the Acquiror Related Parties or any of their respective Representatives (in their capacity as a representative of Acquiror, Merger Sub or an Acquiror Related Party) or, in the case of the Company, Company, its Subsidiaries or any of their respective Representatives (in their capacity as a representative of Company or its Subsidiaries). Acquiror and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, including by providing it with a reasonable opportunity to offer timely comments, suggestions or advice with respect to such Transaction Litigation and considering in good faith such timely comments, suggestions or advice with respect to such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. In no event shall (x) Acquiror, Merger Sub, any Acquiror Related Parties or any of their respective Representatives (acting in such capacity) settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonable withheld, conditioned or delayed) or (y) the Company settle or compromise any Transaction Litigation without the prior written consent of Acquiror (not to be unreasonable withheld, conditioned or delayed).

8.07 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, use reasonable best efforts to execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) Antitrust Law, Communications Law and Land Remote Sensing Policy Act Approval and Consent. (i) The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated, (ii) all approvals or consents under the Communications Act required under such applicable Laws to be obtained prior to the Closing shall have been obtained, or deemed to have been obtained, and (iii) all approvals or consents under the Land Remote Sensing Policy Act required under such applicable Laws to be obtained prior to the Closing shall have been obtained, or deemed to have been obtained.

(b) No Prohibition. There shall not have been enacted, promulgated or in effect any Law or Governmental Order, statute, rule or regulation that has been promulgated or enacted by a Governmental Authority of competent jurisdiction enjoining, prohibiting or making illegal the consummation of the Merger.

(c) Offer Completion. The Redemption Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d) Net Tangible Assets. Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining in the Trust Account after the Closing and after giving effect to the payment of the aggregate amount of cash that will be required to satisfy the redemption of any shares of Acquiror Common Stock pursuant to the Redemption Offer.

(e) Required Acquiror Stockholder Approval. The Required Acquiror Stockholder Approval shall have been obtained.

(f) Company Stockholder Approval. The Company Requisite Approval shall have been obtained.

(g) NYSE. The Listing Application shall have been approved by NYSE (subject to official notice of issuance) and, as of immediately following the Effective Time, Acquiror shall be in compliance, in all material respects, with applicable initial and continuing listing requirements of NYSE, and Acquiror shall not have received any notice of non-compliance therewith from NYSE that has not been cured or would not be cured at or immediately following the Effective Time, and the Acquiror Class A Common Stock to be issued in connection with the Transactions (including in connection with the Merger and the PIPE Financing) shall have been approved for listing on NYSE.

(h) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

9.02 Additional Conditions to Obligations of Acquiror. The obligation of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.07(a) (Capitalization) and Section 4.19 (Brokers’ Fees) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects, as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall be true and correct in all material respects on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 4.23(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though then made.

(iii) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Sections 9.02(a)(i) and (ii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall be true and correct in all material respects on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company required by this Agreement to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect since the date of this Agreement.

(d) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Sections 9.02(a), 9.02(b) and 9.02(c) have been fulfilled.

(e) Debt Payoff Letters, Consents and Prepayments.

(i) On or before the Closing, the Company shall have either (A) delivered to Acquiror the Secured Loan Agreement Consents, duly executed by the requisite lenders and agents under the Secured Loan Agreement, which consents shall be in full force and effect as of the Closing Date and all conditions required to be satisfied as of the Closing Date under the Secured Loan Agreement Consents shall have been (or simultaneously with Closing will be) satisfied, or (B) delivered a customary “payoff letter” or similar document to Acquiror for the Secured Loan Agreement (the “Secured Payoff Letter”), which Secured Payoff Letter shall (x) specify the aggregate amount required to be paid to fully satisfy all amounts outstanding as of the Closing with respect to the Secured Loan Agreement (the “Secured Payoff Amount”), (y) state that upon receipt of the Secured Payoff Amount under such Secured Payoff Letter, the payment obligations of the Company under the Secured Loan Agreement and all related loan documents shall be automatically terminated and (z) provide for the release of all guarantees, Liens and other security over the properties and assets of the Company and its Subsidiaries securing any obligations under the Secured Loan Agreement upon payment of the Secured Payoff Amount.

(ii) On or before the Closing, the Company shall have delivered a customary “payoff letter” or similar document for the SVB Loan Agreement (the “SVB Payoff Letter”), which SVB Payoff Letter shall (x) specify the aggregate amount required to be paid to fully satisfy all amounts outstanding as of the Closing with respect to the SVB Loan Agreement (the “SVB Payoff Amount”), (y) state that upon receipt of the SVB Payoff Amount under such SVB Payoff Letter, the payment obligations of the Company under the SVB Loan Agreement and all related loan documents shall be automatically terminated and (z) provide for the release of all guarantees, Liens and other security over the properties and assets of the Company and its Subsidiaries securing any obligations under the SVB Loan Agreement upon payment of the SVB Payoff Amount.

(iii) On or before the Closing, the Company shall have either delivered a customary “payoff letter” or similar document for the PPP Loan Agreement or proof of termination and payment in full of all amounts outstanding under the PPP Loan Agreement.

9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Acquiror and Merger Sub contained in Section 5.01(a), Section 5.01(b) and Section 5.01(c) (Due Incorporation), Section 5.02 (Due Authorization),

Section 5.08 (Financial Ability; Trust Account), Section 5.10 (Brokers’ Fees) and Section 5.14 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) in all material respects, as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall be true and correct in all material respects on and as of such earlier date).

(ii) The representations and warranties of Acquiror and Merger Sub contained in Section 5.12(h) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which representations and warranties shall be true and correct on and as of such earlier date)

(iii) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror and Merger Sub described in Sections 9.03(a)(i) and (ii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties that expressly relate to an earlier date, which representations and warranties shall be true and correct at and as of such earlier date, except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of Acquiror and Merger Sub required by this Agreement to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Acquiror Material Adverse Effect. There shall not have occurred any Acquiror Material Adverse Effect since the date of this Agreement that is continuing.

(d) Officer’s Certificate. Acquiror and Merger Sub shall have each delivered to the Company a certificate signed by an officer of each of Acquiror and Merger Sub, dated as of the Closing Date, certifying that the conditions specified in Sections 9.03(a), 9.03(b) and 9.03(c) have been fulfilled.

(e) Director and Officer Resignations. Acquiror shall have delivered to the Company duly executed resignation letters evidencing the resignation of the directors and officers of Acquiror and Merger Sub identified on Schedule 9.03(e), such resignation letters to be effective as of the Closing.

(f) Appointments. As of immediately following the Effective Time, the Board of Directors of Acquiror shall consist of the number of directors, and be otherwise constituted in accordance with Section 7.11; provided, that the Company shall have performed the covenants of the Company to be performed prior to the effectiveness of the Registration Statement in accordance with the provisions of Section 7.11.

(g) Acquiror A&R Certificate of Incorporation. The Acquiror Organizational Documents shall have been amended and restated in the form of the Acquiror A&R Charter and Acquiror A&R Bylaws.

(h) Company Required Funds. Acquiror shall have delivered to the Company evidence reasonably satisfactory to the Company that the Closing Acquiror Cash shall equal or exceed the Company Required Funds.

(i) Registration Rights Agreement. Acquiror shall have delivered to the Company the Registration Rights Agreement, duly executed by Acquiror and the Sponsor.

ARTICLE X

TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a) by mutual written consent of the Company and Acquiror;

(b) by written notice from Acquiror to the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of 45 days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured by 11:59 PM Pacific Time on the last day of the Company Cure Period, (ii) the Closing has not occurred on or before 11:59 PM Pacific Time on September 17, 2021 (the “Termination Date”), (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, in each case, promulgated or enacted by a Governmental Authority of competent jurisdiction or (iv) if the Special Meeting has been held and concluded (including any adjournment or recess of the Special Meeting and the Acquiror’s shareholders have duly voted) and the Required Acquiror Stockholder Approval has not been obtained at the Special Meeting; provided, however, that (x) the right to terminate this Agreement pursuant to Section 10.01(b)(i) shall not be available if Acquiror or any of its Affiliates is in material breach of its obligations under this Agreement or any Ancillary Agreement and (y) the right to terminate this Agreement pursuant to Section 10.01(b)(ii) shall not be available if Acquiror’s or any of its Affiliates’ breach of any term of this Agreement or any Ancillary Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of 45 days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured by 11:59 PM Pacific Time on the last day of the Acquiror Cure Period, (ii) the Closing has not occurred on or before 11:59 PM Pacific Time on the Termination Date, (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, in each case, promulgated or enacted by a Governmental Authority of competent jurisdiction or (iv) if the Special Meeting has been held and concluded (including any adjournment or recess of the Special Meeting and the Acquiror’s shareholders have duly voted) and the Required Acquiror Stockholder Approval has not been obtained at the Special Meeting; provided, however, that (x) the right to terminate this Agreement pursuant to Section 10.01(c)(i) shall not be available if the Company is in material breach of its obligations under this Agreement or any Ancillary Agreement and (y) the right to terminate this Agreement pursuant to Section 10.01(c)(ii) shall not be available if Company’s breach of any term of this Agreement or any Ancillary Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

(d) by written notice from Acquiror to the Company if the Company shall have failed to deliver to Acquiror written consents from Company Stockholders representing the Company Requisite Approval before

11:59 PM Pacific Time on the fifth Business Day following the date that the Registration Statement becomes effective; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(d) shall terminate upon delivery of such Written Consent to Acquiror;

(e) by written notice from Acquiror to the Company if, prior to obtaining the Company Requisite Approval, there shall have been a Company Change in Recommendation; provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(e) shall terminate upon delivery to Acquiror of written consents from the Company Stockholders representing the Company Requisite Approval; or

(f) by written notice from the Company to Acquiror if, prior to obtaining the Required Acquiror Stockholder Approval, there shall have been an Acquiror Change in Recommendation.

10.02 Effect of Termination.

(a) Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability for any Fraud or Willful Breach of this Agreement, in each case occurring prior to such termination. The provisions of Sections 6.06 and 8.05(a), this Section 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

(b) In the event that this Agreement is validly terminated by Acquiror pursuant to Section 10.01(e), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees) as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(c) The Parties acknowledge and hereby agree that the Company Termination Payment, if, as and when required pursuant to this Section 10.02, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Acquiror and Merger Sub in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion. Each of the Company, Acquiror and Merger Sub acknowledges that the agreements contained in this Section 10.02 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Acquiror is paid the Company Termination Payment pursuant to this Section 10.02, the Company Termination Payment shall be the sole and exclusive monetary remedy of Acquiror, Merger Sub or any of the Acquiror Related Parties against the Company or any other Company Related Party for any loss or damage suffered as a result of the failure of the Merger and the other Transactions to be consummated or for a breach (including any Willful Breach) of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to have been made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

ARTICLE XI

MISCELLANEOUS

11.01 Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties (of another Party) that are contained in this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

11.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered if delivered by e-mail, addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

Osprey Technology Acquisition Corp.

1845 Walnut Street, Suite 1111

Philadelphia, Pennsylvania 19103

Attn: Jeffrey Brotman

E-mail: jeff@osprey-technology.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attn: Howard L. Ellin

C. Michael Chitwood

E-mail: howard.ellin@skadden.com

michael.chitwood@skadden.com

(b)	If to the Company, to:

BlackSky Holdings, Inc.

13241 Woodland Park Road

Suite 300

Herndon, VA 20171

Attn: Katie Keane

E-mail: kkeane@blacksky.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue

Seattle, WA 98104-7036

Attn: Craig E. Sherman

Brian Keyes

E-mail: csherman@wsgr.com

    bkeyes@wsgr.com

or to such other address or addresses as the Parties may from time to time designate in writing.

11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the

Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.15 and 11.17.

11.05 Expenses. Except as otherwise provided herein (including Section 3.12, the last sentence of Section 6.03, Section 7.01(f) and the last sentence of Section 8.02(b)), each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

11.07 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of or related to this Agreement or the Transactions shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.08 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.09 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Schedules is included solely for informational purposes.

11.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.11 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement and the Ancillary Agreements) and the Confidentiality Agreement constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement, the Confidentiality Agreement or the Ancillary Agreements.

11.12 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors of any of the Parties to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.12.

11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

11.14 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.14. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.14.

11.15 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.15 shall not be required to provide any bond or other security in connection with any such injunction.

11.16 Non-Recourse. Without limiting any rights of any party against any other party to an Ancillary Agreement to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Agreement to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Without limiting any rights of any party against another party to an Ancillary Agreement to the extent on the terms and subject to the conditions thereunder or the Liabilities of any party to an Ancillary Agreement to the extent arising from a claim against such party by another party to such agreement on the terms and subject to the conditions thereunder, except to the extent named as a party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

11.17 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations and other agreements, including all such rights, shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except, in each case, for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

11.18 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries), has had the opportunity to request all information it has deemed relevant to the foregoing and has been afforded satisfactory access to the books and records, facilities, equipment, Contracts, other assets (including in the case of Acquiror and Merger Sub, access to the electronic data room hosted by or on behalf of the Company in connection with the transactions contemplated hereby) and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions; (c) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (d) except for the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Affiliates) or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all

Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) each Party and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, and the Acquiror and Merger Sub Representations by Acquiror and Merger Sub and the other representations expressly made by any other Person in the Subscription Agreements, the Support Agreements, the Sponsor Support Agreement and the Registration Rights Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, Merger Sub, and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

OSPREY TECHNOLOGY ACQUISITION CORP.

By:	/s/ David DiDomenico
Name: David DiDomenico
Title: Chief Executive Officer and President

OSPREY TECHNOLOGY MERGER SUB, INC.

By:	/s/ Jeffrey F. Brotman
Name: Jeffrey F. Brotman
Title: President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

BLACKSKY HOLDINGS, INC.

By:	/s/ Brian E. O’Toole
Name: Brian E. O’Toole
Title: President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

OSPREY TECHNOLOGY ACQUISITION CORP.

Osprey Technology Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

A. The Company was originally incorporated under the name of OSPREY ACQUISITION CORP. II, and the original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on June 15, 2018, as amended and thereafter filed on September 27, 2018 (to change the name of the Company to OSPREY ENERGY ACQUISITION CORP. II), June 17, 2019 (to change the name of the Company to OSPREY TECHNOLOGY ACQUISITION CORP.) and November 1, 2019.

B. This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate of Incorporation”) was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board of Directors”) and the affirmative vote of the stockholders of the Company.

C. This Amended and Restated Certificate of Incorporation shall be effective as of [            ] Eastern Time on [            ], 2021.

D. The text of the certificate of incorporation of the Company is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Company is BlackSky Technology Inc.

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Section 1. This Company is authorized to issue two classes of stock, to be designated, respectively, “Class A Common Stock” and “Preferred Stock.” The total number of shares of stock that the Company shall have authority to issue is 1,100,000,000 shares, of which 1,100,000,000 shares are Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), and 100,000,000 shares are Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).

Section 2. Each share of Class A Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4. Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Class A Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5. The number of authorized shares of Preferred Stock or Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2. From and after the effectiveness of this Amended and Restated Certificate of Incorporation, the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1. From and after the effectiveness of this Amended and Restated Certificate of Incorporation, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors, voting together as a single class.

Section 2. Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1. The Company is to have perpetual existence.

Section 2. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4. The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1. From and after the effectiveness of this Amended and Restated Certificate of Incorporation, and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2. Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, defend and hold harmless to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was, or is, authorized by the Board of Directors.

Section 3. The Company shall have the power to indemnify, defend and hold harmless to the fullest extent permitted by applicable law, any director, officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4. Neither any amendment, repeal nor elimination of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, repeal, elimination or adoption of an inconsistent provision.

ARTICLE X

Section 1. Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

Section 2. Unless the Company consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company arising out of or relating to any provision of the DGCL or the Company’s Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the Company or any current or former director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Company gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person (including, but not limited to, any underwriters or auditors retained by the Company) in connection with any offering of the Company’s securities, asserting a cause of action arising under the Securities Act of 1933, as amended. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Company’s ongoing consent right as set forth above in this Section 2 of ARTICLE X with respect to any current or future actions or claims. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Section 2 of ARTICLE X.

ARTICLE XI

Section 1. The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

Section 2. If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and the court will replace such invalid, illegal or unenforceable provision with a valid and enforceable provision that most accurately reflects the Company’s intent in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the invalid, illegal or unenforceable provision and (ii) to the fullest extent permitted by applicable law, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Company to the fullest extent permitted by law.

IN WITNESS WHEREOF, Osprey Technology Acquisition Corp. has caused this Amended and Restated Certificate of Incorporation to be signed by the President and Chief Executive Officer of the Company on this          day of                      2021.

By:	/s/
[ ]
President and Chief Executive Officer

Annex C

AMENDED AND RESTATED BYLAWS OF

BLACKSKY TECHNOLOGY INC.

(as amended on [bylaw amendment date])

C-i

(continued)

C-ii

BYLAWS OF BLACKSKY TECHNOLOGY INC.

ARTICLE I - CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of BlackSky Technology Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2 OTHER OFFICES

The Company may at any time establish other offices.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than the later of (x) 5:00 p.m., local time, on the 90th day before the meeting or (y) 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”).

(iii) A stockholder’s notice to the secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment; the class and number of shares of the Company that are held of record or are beneficially owned by such person and a description of any Derivative Instruments (defined below) held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person; and all information relating to such person that is required to be disclosed in solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to the Section 14 of the 1934 Act;

(B) such person’s written consent to being named in such stockholder’s proxy statement as a nominee of such stockholder and to serving as a director of the Company if elected;

(C) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (a “Third-Party Compensation Arrangement”); and

(D) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws or the Company’s certificate of incorporation);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E) a description of all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) a description of any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”), or any other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for or increase or decrease the voting power of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities;

(E) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, that are separated or separable from the underlying security;

(F) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(G) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with, them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(H) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(I) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including any employment agreement, collective bargaining agreement or consulting agreement);

(J) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(K) a representation and undertaking that such stockholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(L) any other information relating to such stockholder, such beneficial owner, or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(M) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the meeting and as of the date that is 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof and (2) to provide any additional information that the Company may reasonably request. Such update and supplement or additional information, if applicable, must be received by the secretary at the principal executive offices of the Company, in the case of a request for additional information, promptly following a request therefor, which response must be delivered not later than such reasonable time as is specified in any such request from the Company or, in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the meeting or any adjournment, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof). The failure to timely provide such update, supplement or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than the later of (x) 5:00 p.m., local time, on the 90th day before the meeting or (y) 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii).

(c) Other Requirements.

(i) To be eligible to be a nominee by any stockholder for election as a director of the Company, the proposed nominee must provide to the secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time; and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the secretary the information that is required to be set forth in a stockholder’s notice of nomination that pertains to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such proposed business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation or these bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder as of the applicable record date.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the securities of the Company are listed.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

2.11 RECORD DATES

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL, provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.14 INSPECTORS OF ELECTION

Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act.

Such inspectors shall:

(a) ascertain the number of shares outstanding and the voting power of each;

(b) determine the shares represented at the meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Company shall be divided into three classes.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary or a majority of the Whole Board.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission; and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors, or the committee or subcommittee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings and meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings and notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (action without a meeting); and

(f) Section 7.4 (waiver of notice)

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors, or in the absence of any such action by the Board of Directors, the applicable committee or subcommittee, may adopt rules for the government of any committee or subcommittee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of

Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of this Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8 LOCK-UP

(a) Subject to Section 6.8(b), the holders (the “Current Lock-up Holders”) of Class A Common Stock of the Company issued (i) as the Total Consideration pursuant to the Merger (each, as defined in the Agreement and Plan of Merger, entered into by and among the Company (formerly known as Osprey Technology Acquisition Corp.), Osprey Technology Merger Sub, Inc. and a subsidiary of the Company formerly known as BlackSky Holdings, Inc., dated as of February 17, 2021, as amended from time to time (the “Merger Agreement”)) or (ii) to directors, officers and employees of the Company or its subsidiaries upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the closing of the Merger (as defined in the Merger Agreement) in respect of awards of a subsidiary of the Company formerly known as BlackSky Holdings, Inc. outstanding immediately prior to the closing of the Merger (such shares referred to in this Section 6.8(a)(ii), the “Existing Equity Award Shares”), which holders include, for the avoidance of doubt, the current Lock-up Holders’ Permitted Transferees and direct or indirect Permitted Transferees of any such holders (collectively, the “Additional Lock-up Holders”, and together with the Current Lock-up Holders, the “Lock-up Holders”) may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).

(b) Notwithstanding the provisions set forth in Section 6.8(a), the Lock-up Holders may Transfer the Lock-up Shares during the Lock-up Period (i) as a bona fide gift or charitable contribution; (ii) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of such Lock-up Holder or any other person with whom such Lock-up Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (iii) by will or intestate succession upon the death of the Lock-up Holder; (iv) pursuant to a qualified domestic order, court order or in connection with a divorce settlement; (v) if such Lock-up Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Lock-up Holder, or (B) to partners, limited liability company members or stockholders of the Lock-up Holder, including, for the avoidance of doubt, where the Lock-up Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership; (vi) if such Lock-up Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) to the Company’s officers, directors or their affiliates; (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under subsections (i) through (vii) of this Section 6.8(b); (ix) as a pledge of shares of Class A Common Stock of the Company as security or collateral in connection with any borrowing or the incurrence of any indebtedness by such Lock-up Holder; provided, however, that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers; (x) pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change in control of the Company; (xi) to the Company in connection with the repurchase of such Lock-up Holder’s shares in connection with the termination of the Lock-up Holder’s employment with the Company pursuant to contractual agreements with the Company; (xii) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Class A Common Stock of the Company or the vesting of Company stock-based awards; or (xiii) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Class A Common Stock of the Company. Notwithstanding the provisions set forth in Section 6.8(a), the Lock-up Holders may also establish a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act during the Lock-up Period; provided, however, that such plan does not provide for the Transfer of Lock-up Shares during the Lock-Up Period.

(c) Notwithstanding the other provisions set forth in this Section 6.8 or any other provision contained herein, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth in this Section 6.8, whether in whole or in part; provided, that, (i) during the Lock-up Period, any such waiver, amendment or repeal of any Lock-up obligations set forth in Section 6.8, and any waiver, amendment or repeal of this Section 6.8(c), shall require the unanimous approval of the directors present at any meeting at which a quorum is present, and (ii) following the Lock-up Period, any such waiver, amendment or repeal of any Lock-up obligations set forth in Section 6.8, and any waiver, amendment or repeal of this Section 6.8(c), shall require the affirmative vote of a majority of the directors present at any meeting at which a quorum is present.

(d) For purpose of this Section 6.8:

(i) the term “Lock-up Period” means the period beginning on the closing date of the Merger and ending on the earliest of (a) the date that is 180 days after the closing date of the Merger, (b) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock of the Company for cash, securities or other property and (c) subject to the proviso at the end of this Section 6.8(d)(i), the date on which the last sale price of the Class A Common Stock of the Company equals and exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing upon the consummation of the Merger; provided that notwithstanding anything herein to the contrary, with respect to Section 6.8(d)(i)(c) above, if the period in which the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period occurs prior to the 150th day following the date of consummation of the Merger, then the Lock-Up Period shall end on the 150th day following the consummation of the Merger;

(ii) the term “Lock-up Shares” means the shares of Class A Common Stock of the Company held by the Lock-up Holders immediately following the closing of the Merger (other than shares of Class A Common Stock of the Company acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of Class A Common Stock of the Company occurs on or after the closing of the Merger) and the Existing Equity Award Shares; provided, that, for clarity, shares of Class A Common Stock of the Company issued in connection with the PIPE Investment (as referenced in the Merger Agreement) shall not constitute Lock-up Shares;

(iii) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Class A Common Stock of the Company prior to the expiration of the Lock-up Period pursuant to Section 6.8(b); and

(iv) the term “Transfer” means, with respect to a Lock-Up Share, to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of such share, whether or not for value, either voluntarily or involuntarily or by operation of law, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any right or interest owned by a person or any right or interest (including a beneficial interest) in, or the ownership, control or possession of, such Lock-Up Shares.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Section 3.1, Section 3.2, Section 3.4, Section 3.11, Article VIII or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws.

Annex D

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex E

BLACKSKY TECHNOLOGY INC.

2021 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility,

•	to provide additional incentive to Employees, Directors and Consultants, and

•	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards.

2. Definitions. As used herein, the following definitions will apply:

2.1 “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

2.2 “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

2.3 “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

2.4 “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.5 “Board” means the Board of Directors of the Company.

2.6 “Change in Control” means the occurrence of any of the following events:

(a) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.7 “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8 “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by a duly authorized committee of the Board, in accordance with Section 4 hereof.

2.9 “Common Stock” means the common stock of the Company.

2.10 “Company” means Osprey Technology Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be BlackSky Holdings, Inc., a Delaware corporation).

2.11 “Consultant” means any natural person, including an advisor, engaged by the Company or any of its Parent or Subsidiaries to render bona fide services to such entity, provided the services (a) are not in connection with the offer or sale of securities in a capital-raising transaction, and (b) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

2.12 “Director” means a member of the Board.

2.13 “Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.14 “Effective Date” means the date of the consummation of the merger by and among the Company, BlackSky Holdings, Inc., and certain other parties, pursuant to that certain Agreement and Plan of Merger dated February 17, 2021 (such merger, the “Merger”).

2.15 “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.16 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.17 “Exchange Program” means a program under which (a) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (b) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (c) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

2.18 “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator’s sole discretion subject to Applicable Laws and is not required to be consistent with the determination of fair market value for other purposes.

2.19 “Fiscal Year” means the fiscal year of the Company.

2.20 “Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.21 “Inside Director” means a Director who is an Employee.

2.22 “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.23 “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.24 “Option” means a stock option granted pursuant to the Plan.

2.25 “Outside Director” means a Director who is not an Employee.

2.26 “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.27 “Participant” means the holder of an outstanding Award.

2.28 “Performance Awards” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 10.

2.29 “Performance Period” means Performance Period as defined in Section 10.1.

2.30 “Period of Restriction” means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.31 “Plan” means this BlackSky Holdings, Inc. 2021 Equity Incentive Plan, as may be amended from time to time.

2.32 “Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

2.33 “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.34 “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.35 “Section 16b” means Section 16(b) of the Exchange Act.

2.36 “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.37 “Securities Act” means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

2.38 “Service Provider” means an Employee, Director or Consultant.

2.39 “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

2.40 “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

2.41 “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.42 “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.43 “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. Stock Subject to the Plan.

3.1 Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 and the automatic increase set forth in Section 3.2, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to (a) 15,003,200 Shares, plus (b) any shares of the Company’s common stock subject to stock options or other awards that are assumed in the Merger (“Assumed Awards”) and that, on or after the Effective Date, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (b) equal to 13,050,300 Shares. In addition, Shares may become available for issuance under Sections 3.2 and 3.3. The Shares may be authorized but unissued, or reacquired Common Stock.

3.2 Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year, in an amount equal to the least of (a) 22,504,700 Shares, (b) a number of Shares equal to five percent (5%) of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding Fiscal Year, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.

3.3 Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock

Units, or Performance Awards is forfeited to or repurchased by the Company due to the failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares isused) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Performance Awards are repurchased by the Company or are forfeited to the Company due to the failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax liabilities or withholdings related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3.1, plus, to the extent allowable under Code Section 422 and the U.S. Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3.2 and 3.3.

3.4 Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

4.1 Procedure.

4.1.1 Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

4.1.2 Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

4.1.3 Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to comply with Applicable Laws.

4.2 Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(a) to determine the Fair Market Value;

(b) to select the Service Providers to whom Awards may be granted hereunder;

(c) to determine the number of Shares or dollar amounts to be covered by each Award granted hereunder;

(d) to approve forms of Award Agreements for use under the Plan;

(e) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto (including but not limited to, temporarily suspending the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with Applicable Laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an Award), based in each case on such factors as the Administrator will determine;

(f) to institute and determine the terms and conditions of an Exchange Program, including, subject to Section 20.3, to unilaterally implement an Exchange Program without the consent of the applicable Award holder;

(g) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(h) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or for qualifying for favorable tax treatment under applicable non-U.S. laws, in each case as the Administrator may deem necessary or advisable;

(i) to modify or amend each Award (subject to Section 20.3), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option or Stock Appreciation Right (subject to Sections 6.4 and 7.5);

(j) to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 16;

(k) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(l) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award; and

(m) to make all other determinations deemed necessary or advisable for administering the Plan.

4.3 Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5. Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Stock Options.

6.1 Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

6.2 Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

6.3 Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such options will be treated as nonstatutory stock options. For purposes of this Section 6.3, incentive stock options will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the option with respect to such shares is granted, and calculation will be performed in accordance with Code Section 422 and the U.S. Treasury Regulations promulgated thereunder.

6.4 Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

6.5 Option Exercise Price and Consideration.

6.5.1 Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6.5.1, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

6.5.2 Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.5.3 Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (a) cash (including cash equivalents); (b) check; (c) promissory note, to the extent permitted by Applicable Laws, (d) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (e) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (f) by net exercise; (g) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (h) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

6.6 Exercise of Option.

6.6.1 Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

6.6.2 Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within three (3) months of such cessation, or such shorter or longer period of time, as is specified in the Award Agreement, in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on such date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.3 Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within six (6) months of cessation, or such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable) to the extent the Option is vested on such date of cessation. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.4 Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within six (6) months following the Participant’s death, or within such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form (if any) acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution (each, a “Legal Representative”). If the Option is exercised pursuant to this Section 6.6.4, Participant’s designated beneficiary or Legal Representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.5 Tolling Expiration. A Participant’s Award Agreement may also provide that:

(a) if the exercise of the Option following the cessation of Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16b, then the Option will terminate on the earlier of (i) the expiration of the term of the Option set forth in the Award Agreement, or (ii) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16b; or

(b) if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (i) the expiration of the term of the Option or (ii) the expiration of a period of thirty (30) days after the cessation of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. Stock Appreciation Rights.

7.1 Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

7.2 Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

7.3 Exercise Price and Other Terms. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7.6 will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

7.4 Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

7.5 Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 relating to the maximum term and Section 6.6 relating to exercise also will apply to Stock Appreciation Rights.

7.6 Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

8. Restricted Stock.

8.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

8.2 Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The Administrator, in its sole discretion, may determine that an Award of Restricted Stock will not be subject to any Period of Restriction and consideration for such Award is paid for by past services rendered as a Service Provider.

8.3 Transferability. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4 Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

8.5 Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

8.6 Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

8.7 Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8 Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Restricted Stock Units.

9.1 Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

9.2 Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

9.3 Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

9.4 Form and Timing of Payment. Payment of earned Restricted Stock Units will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

9.5 Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10. Performance Awards.

10.1 Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions will be measured (“Performance Period”), and such other terms and conditions as the Administrator determines. Each Performance Award will have an initial value that is determined by the Administrator on or before its date of grant.

10.2 Objectives or Vesting Provisions and Other Terms. The Administrator will set any objectives or vesting provisions that, depending on the extent to which any such objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

10.3 Earning Performance Awards. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator, in its discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

10.4 Form and Timing of Payment. Payment of earned Performance Awards will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Performance Awards in cash, Shares, or a combination of both.

10.5 Cancellation of Performance Awards. On the date set forth in the Award Agreement, all unearned or unvested Performance Awards will be forfeited to the Company, and again will be available for grant under the Plan.

11. Outside Director Award Limitations. No Outside Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under this Plan), the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles, and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $500,000, provided that such amount is increased to $800,000 in the Fiscal Year of his or her initial service as an Outside Director. Any Awards or other compensation provided to an individual (a) for his or her services as an Employee, or for his or her services as a Consultant other than as an Outside Director, or (b) prior to the closing of the Merger, will be excluded for purposes of this Section 11.

12. Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be exempt from or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent (including with respect to any ambiguities or ambiguous terms), except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any responsibility, liability, or obligation to reimburse, indemnify, or hold harmless a Participant (or any other person) in respect of Awards, for any taxes, penalties or interest that may be imposed on, or other costs incurred by, Participant (or any other person) as a result of Section 409A.

13. Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Limited Transferability of Awards. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution (which, for purposes of clarification, shall be deemed to include through a beneficiary designation if available in accordance with Section 6.6), and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

15.1 Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and numerical Share limits in Section 3.

15.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

15.3 Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (a) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (b) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (c) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (d) (i) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or (ii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (e) any combination of the foregoing. In taking any of the actions permitted under this Section 15.3, the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise his or her outstanding Options and Stock Appreciation Rights (or portions thereof) not assumed or substituted for, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, or Performance Awards (or portions thereof) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 15.3 and Section 15.4 below, an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 15.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 15.3 to the contrary, and unless otherwise provided in an Award Agreement, if an Award that vests, is earned or paid-out under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement (or other agreement related to the Award, as applicable) does not comply with the definition of “change in control” for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

15.4 Outside Director Awards. With respect to Awards granted to an Outside Director while such individual was an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Outside Director will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Parent or Subsidiaries, as applicable.

16. Tax Withholding.

16.1 Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholdings are due, the Company (or any of its Parent, Subsidiaries, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Parent, Subsidiaries, or affiliates, as applicable) or a relevant tax authority, an amount sufficient to satisfy U.S. federal, state, local, non-U.S., and other taxes (including the Participant’s FICA or other social insurance contribution obligation) required to be withheld or paid with respect to such Award (or exercise thereof).

16.2 Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax liability or withholding obligation, in whole or in part by such methods as the Administrator shall determine, including, without limitation, (a) paying cash, check or other cash equivalents, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or paid, (e) such other consideration and method of payment for the meeting of tax liabilities or withholding obligations as the Administrator may determine to the extent permitted by Applicable Laws, or (f) any combination of the foregoing methods of payment. The amount of the withholding obligation will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17. No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, free from any liability or claim under the Plan.

18. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19. Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect until terminated under Section 20 of the Plan, but (i) no Options that qualify as incentive stock options within the meaning of Code Section 422 may be granted after ten (10) years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 3.2 relating to the automatic share reserve increase will operate only until the ten (10) year anniversary of the earlier of the Board or stockholder approval of the Plan.

20. Amendment and Termination of the Plan.

20.1 Amendment and Termination. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason.

20.2 Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

20.3 Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21. Conditions Upon Issuance of Shares.

21.1 Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

21.2 Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22. Inability to Obtain Authority. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

23. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Participant’s status as an employee and/or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Participant’s status as a employee and/or other service provider. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the “Clawback Policy”). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 24 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

*            *             *

Annex F

BLACKSKY TECHNOLOGY INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions. The Company intends for the Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “423 Component”) and a component that is not intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “Non-423 Component”). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of an option to purchase shares of Common Stock under the Non-423 Component that does not qualify as an “employee stock purchase plan” under Code Section 423; an option granted under the Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component option may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the Administrator. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2. Definitions.

2.1 “Administrator” means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 4.

2.2 “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Change in Control” means the occurrence of any of the following events:

(a) Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which

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occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c) Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.4, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.5 “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6 “Committee” means a committee of the Board appointed in accordance with Section 4 hereof.

2.7 “Common Stock” means the common stock of the Company.

2.8 “Company” means Osprey Technology Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be BlackSky Technology Inc., a Delaware corporation).

2.9 “Compensation” means an Eligible Employee’s base straight time gross earnings, but exclusive of payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses and other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

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2.10 “Contributions” means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

2.11 “Designated Company” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component.

2.12 “Director” means a member of the Board.

2.13 “Effective Date” means the date of the consummation of the merger by and among the Company, BlackSky Holdings, Inc., and certain other parties, pursuant to that certain Agreement and Plan of Merger dated February 17, 2021 (such merger, the “Merger”).

2.14 “Eligible Employee” means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under Applicable Laws) for purposes of any separate Offering or for Participants in the Non-423 Component. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws with respect to the Participant’s participation in the Plan. Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulations Section 1.423-2) that the definition of Eligible Employee will or will not include an individual if he or she: (a) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (b) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (c) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (d) is a highly compensated employee within the meaning of Code Section 414(q), or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that Offering. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulations Section 1.423-2(e)(2)(ii). Such exclusions may be applied with respect to an Offering under the Non-423 Component without regard to the limitations of U.S. Treasury Regulations Section 1.423-2.

2.15 “Employer” means the employer of the applicable Eligible Employee(s).

2.16 “Enrollment Date” means the first Trading Day of each Offering Period.

2.17 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.18 “Exercise Date” means the last Trading Day of a Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 18, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will

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terminate without options being exercised on the Exercise Date(s) that otherwise would have occurred on the last Trading Day of such Purchase Period.

2.19 “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.20 “Fiscal Year” means the fiscal year of the Company.

2.21 “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

2.22 “Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 6. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulations Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulations Section 1.423-2(a)(2) and (a)(3).

2.23 “Offering Period” means a period beginning on such date as may be determined by the Administrator, in its discretion, and ending on such Exercise Date as may be determined by the Administrator, in its discretion, during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 18.

2.24 “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.25 “Participant” means an Eligible Employee that participates in the Plan.

2.26 “Plan” means this BlackSky Holdings, Inc. 2021 Employee Stock Purchase Plan.

2.27 “Purchase Period” means the period during an Offering Period and during which shares of Common Stock may be purchased on behalf of Participants thereunder in accordance with the terms of the Plan.

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Purchase Periods will have such duration as determined by the Administrator, commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date. Unless the Administrator provides otherwise, a Purchase Period in an Offering Period will have the same duration as, and coincide with the length of, such Offering Period.

2.28 “Purchase Price” means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other Applicable Laws, regulation or stock exchange rule) or pursuant to Section 18.

2.29 “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.30 “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.31 “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.32 “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. Stock.

3.1 Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof and the automatic increase set forth in Section 3.2 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 3,000,700 shares of Common Stock. The shares of Common Stock may be authorized, but unissued, or reacquired Common Stock.

3.2 Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof, the number of shares of Common Stock available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year, in an amount equal to the least of (a) 4,501,000 shares of Common Stock, (b) a number of shares of Common Stock equal to one percent (1%) of the total number of shares of all classes of common stock of the Company on the last day of the immediately preceding Fiscal Year, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.

4. Administration. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to

(a) construe, interpret and apply the terms of the Plan,

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(b) delegate ministerial duties to any of the Company’s employees,

(c) designate separate Offerings under the Plan,

(d) designate Subsidiaries as participating in the 423 Component or Non-423 Component,

(e) determine eligibility,

(f) adjudicate all disputed claims filed under the Plan, and

(g) establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Code Section 423.

Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

5. Eligibility.

5.1 Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 7.

5.2 Non-U.S. Employees. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Code Section 7701(b)(1)(A))) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, an Eligible Employee may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employee is not advisable or practicable.

5.3 Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (a) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value

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of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (b) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

6. Offering Periods. The Plan will be implemented by Offering Periods as established by the Administrator from time to time. Offering Periods will expire on the earliest to occur of (a) the completion of the purchase of shares on the last Exercise Date occurring within twenty-seven (27) months of the applicable Enrollment Date on which the option to purchase shares was granted under the Plan, or (b) such shorter period established prior to the Enrollment Date of the Offering Period by the Administrator, from time to time, in its discretion, on a uniform and nondiscriminatory basis, for all options to be granted on such Enrollment Date. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided, however, that no Offering Period may last more than twenty-seven (27) months.

7. Participation. An Eligible Employee may participate in the Plan pursuant to Section 5.1 by (a) submitting to the Company’s stock administration office (or its designee), a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit A), or (b) following an electronic or other enrollment procedure determined by the Administrator, in either case, on or before a date determined by the Administrator prior to an applicable Enrollment Date.

8. Contributions.

8.1 Contribution Amounts. At the time a Participant enrolls in the Plan pursuant to Section 7, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount not exceeding fifteen percent (15%) of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that unless and until determined otherwise by the Administrator, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day applied to his or her account under the then-current Purchase Period or Offering Period (i.e., for which the Exercise Date occurs on such day).

8.2 Contribution Methods. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(a) In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(b) All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

8.3 Participant Changes to Contributions. A Participant may discontinue his or her participation in the Plan as provided under Section 12. Until and unless determined otherwise by the Administrator, in its sole

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discretion, during any Offering Period, a Participant may not increase the rate of his or her Contributions and may decrease the rate of his or her Contributions only one (1) time, provided that such decrease is to a Contribution rate of zero percent (0%). In addition, until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may increase or decrease the rate of his or her Contributions (as a whole percent to a rate between zero percent (0%) and the maximum percentage specified in Section 8.1), which Contribution rate adjustment will become effective upon the commencement of the next Offering Period and remain in effect for subsequent Offering Periods and, except as set forth in the immediately preceding sentence, any such adjustment will not affect the Contribution rate for any ongoing Offering Period.

(a) A Participant may make a Contribution rate adjustment pursuant to this Section 8.3 by (A) properly completing and submitting to the Company’s stock administration office (or its designee), a new subscription agreement authorizing the change in Contribution rate in the form provided by the Administrator for such purpose, or (B) following an electronic or other procedure prescribed by the Administrator, in either case, on or before a date determined by the Administrator prior to (x) the scheduled beginning of the first Offering Period to be affected or (y) an applicable Exercise Date, as applicable. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless the Participant’s participation is terminated as provided in Sections 12 or 13).

(b) The Administrator may, in its sole discretion, limit or amend the nature and/or number of Contribution rate changes (including to permit, prohibit and/or limit increases and/or decreases to rate changes) that may be made by Participants during any Purchase Period or Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration.

(c) Except as provided by this Section 8.3, any change in Contribution rate made pursuant to this Section 8.3 will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in Contribution rate earlier).

8.4 Other Contribution Changes. Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 5.3 hereof (which generally limit participation in an Offering Period pursuant to certain Applicable Laws), a Participant’s Contributions may be decreased to zero percent (0%) by the Administrator at any time during an Offering Period (or a Purchase Period, as applicable). Subject to Code Section 423(b)(8) and Section 5.3 hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period (or Purchase Period, as applicable) scheduled to end in the following calendar year, unless the Participant’s participation has terminated as provided in Sections 12 or 13.

8.5 Cash Contributions. Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (a) payroll deductions are not permitted or advisable under Applicable Laws, (b) the Administrator determines that cash contributions are permissible for Participants participating in the 423 Component and/or (c) the Participants are participating in the Non-423 Component.

8.6 Tax Withholdings. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the

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Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f).

8.7 Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party, provided that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f). Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

9. Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s account as of the Exercise Date by the applicable Purchase Price.

9.1 Certain Option Limits. In no event will an Eligible Employee be permitted to purchase during each Offering Period more than 1,250 shares of Common Stock (subject to any adjustment pursuant to Section 17), and provided further that such purchase will be subject to the limitations set forth in Sections 3 and 5.3 and in the subscription agreement. The Administrator, in its absolute discretion, may increase or decrease the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period or Offering Period, as applicable.

9.2 Option Receipt. The Eligible Employee may accept the grant of an option under the Plan by electing to participate in the Plan in accordance with the requirements of Section 7.

9.3 Option Term. Exercise of the option will occur as provided in Section 10, unless the Participant’s participation has terminated pursuant to Sections 12 or 13. The option will expire on the last day of the Offering Period.

10. Exercise of Option.

10.1 Automatic Exercise. Unless a Participant’s participation in the Plan has terminated as provided in Sections 12 and 13, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant’s account, which are not sufficient to purchase a full share will be retained in the Participant’s account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier termination of the Participant’s participation in the Plan as provided in Sections 12 or 13. Any other funds left over in a Participant’s account after the Exercise Date will be returned to the Participant. During a Participant’s lifetime, a Participant’s option to purchase shares of Common Stock hereunder is exercisable only by him or her.

10.2 Pro Rata Allocations. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (a) the number of

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shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 18. The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.

11. Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or with a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 11.

12. Withdrawal.

12.1 Withdrawal Procedures. A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s stock administration office (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit B), or (b) following an electronic or other withdrawal procedure determined by the Administrator. The Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time. All of the Participant’s Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 7.

12.2 No Effect on Future Participation. A Participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

13. Termination of Employment. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s account during the Offering Period but not yet used to purchase shares of Common Stock under the

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Plan will be returned to such Participant, or, in the case of his or her death, to the person or persons entitled thereto, and such Participant’s option will be automatically terminated. Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Code Section 423, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423; further, no Participant will be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

14. Section 409A. The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries will have no liability, obligation or responsibility to reimburse, indemnify, or hold harmless a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

15. Rights as Stockholder. Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

16. Transferability. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 12 hereof.

17. Adjustments, Dissolution, Liquidation, Merger or Change in Control.

17.1 Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of common stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of common stock covered by each option under the Plan that has not yet been exercised, and the numerical share limits of Sections 3 and 9.1.

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17.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

17.3 Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end. The New Exercise Date will occur before the date of the Company’s proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

18. Amendment or Termination.

18.1 Amendment, Suspension, Termination. The Administrator, in its sole discretion, may amend, alter, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 17). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 22 hereof) as soon as administratively practicable.

18.2 Certain Administrator Changes. Without stockholder consent and without limiting Section 18.1, the Administrator will be entitled to change the Offering Periods and any Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

18.3 Changes Due to Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

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(a) amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(b) altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(c) shortening any Purchase Period or Offering Period by setting a New Exercise Date, including a Purchase Period or Offering Period underway at the time of the Administrator action;

(d) reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(e) reducing the maximum number of shares of Common Stock a Participant may purchase during any Purchase Period or Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

19. Conditions Upon Issuance of Shares.

19.1 Legal Compliance. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

19.2 Investment Representations. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required.

20. Term of Plan. The Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 18.

21. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

22. Interest. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply, with respect to Offerings under the 423 Component, to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f).

23. No Effect on Employment. Neither the Plan nor any option under the Plan will confer upon any Participant any right with respect to continuing the Participant’s employment with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such employment relationship at any time, free from any liability or any claim under the Plan.

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24. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

25. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26. Legal Construction.

26.1 Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.2 Governing Law. The Plan will be governed by, and construed in accordance with, the laws of the State of Delaware, but without regard to its conflict of law provisions.

26.3 Headings. Headings are provided herein for convenience only, and will not serve as a basis for interpretation of the Plan.

27. Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

28. Automatic Transfer to Low Price Offering Period. Unless determined otherwise by the Administrator, this Section 28 applies to an Offering Period to the extent such Offering Period provides for more than one (1) Exercise Date within such Offering Period. To the extent permitted by Applicable Laws, if the Fair Market Value of a share of Common Stock on any Exercise Date in an Offering Period is less than the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period will be withdrawn automatically from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

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EXHIBIT A

BLACKSKY TECHNOLOGY INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:

         Change in Payroll Deduction Rate

1.                                          hereby elects to participate in the BlackSky Technology Inc. 2021 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2. I hereby authorize and consent to payroll deductions from each paycheck in the amount of     % of my Compensation on each payday (from 0% to [15%]) during the Offering Period in accordance with the Plan. (Please note that no fractional percentages are permitted.) [I understand that only my first, one election to decrease the rate of my payroll deductions may be applied with respect to an ongoing Offering Period in accordance with the terms of the Plan, and any subsequent election to decrease the rate of my payroll deductions during the same Offering Period, and any election to increase the rate of my payroll deductions during any Offering Period, will not be applied to the ongoing Offering Period.]

3. I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan. I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

4. I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5. Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of                      (Eligible Employee or Eligible Employee and spouse only).

6. If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the two (2) year and one (1) year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) fifteen percent (15%) of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

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7. For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated Company. Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items. In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization). Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

8. By electing to participate in the Plan, I acknowledge, understand and agree that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b) all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c) the grant of options under the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and will not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d) I am voluntarily participating in the Plan;

(e) the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

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(f) the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g) the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h) the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i) no claim or entitlement to compensation or damages will arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim, and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, I will be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j) in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (e.g., active employment would not include a period of “garden leave” or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company will have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

9. I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan. I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country. I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative. I authorize the Company, the Company’s designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation

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in the Plan. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan. I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative. Further, I understand that I am providing the consents herein on a purely voluntary basis. If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards. Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.

If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me. I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.

I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan. I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.

10. If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

11. The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless will be binding and enforceable.

12. Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan also will be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A. Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

13. I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social Security Number (for U.S.-based employees):

Employee’s Address:

F-18

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:
Signature of Employee

F-19

EXHIBIT B

BLACKSKY TECHNOLOGY INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the BlackSky Technology Inc. 2021 Employee Stock Purchase Plan (the “Plan”) that began on                     ,              (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement. Capitalized terms not otherwise defined herein will have the meaning ascribed to them under the Plan.

Name and Address of Participant:

Signature:

Date:

F-20

Annex G

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of February 17, 2021, by and among BlackSky Holdings, Inc., a Delaware corporation (the “Company”), Osprey Sponsor II, LLC, a Delaware limited liability company (“Sponsor”), and Osprey Technology Acquisition Corp., a Delaware corporation (“Acquiror”).

RECITALS

A. Acquiror, Osprey Technology Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger as of the date hereof (the “Merger Agreement”), which provides (upon the terms and subject to the conditions set forth therein) for a business combination transaction by which Merger Sub will merge with and into the Company, with the Company being the surviving corporation and a direct wholly owned subsidiary of Acquiror (the “Merger” and, together with the other transactions contemplated by the Merger Agreement and the Ancillary Agreements, the “Transactions”).

B. The Sponsor is the beneficial and record owner of 7,906,250 shares of Class B Common Stock of Acquiror and warrants to purchase 8,325,000 shares of Class A Common Stock of Acquiror (collectively, the “Owned Subject Securities,” and together with any securities that are hereafter issued to or otherwise acquired or owned beneficially or of record by Sponsor or its controlled Affiliates prior to the Expiration Time (including, without limitation, as a result of any Recapitalization Event, the “Subject Securities”).

C. The Sponsor and Acquiror are entering into this Agreement in order to induce the Company to enter into the Merger Agreement and cause the Transactions to be consummated.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Consent” shall mean any consent, approval, authorization, permit or notice.

“Change in Control” means with respect to Acquiror (a) any transaction or series of related transactions in which any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, shall (i) acquire, whether by purchase, exchange, tender offer, merger, consolidation, recapitalization or otherwise, or (ii) otherwise be the owner of equity interests (or equity interests in a successor company to Acquiror by merger, consolidation or otherwise) such that following such transaction or series of related transactions such Person or group of Persons, collectively beneficially and of record own fifty percent (50%) or more of the combined voting power of the voting securities of Acquiror or such successor company, or (b) the sale or transfer of all or substantially all of Acquiror’s assets; provided, however, that “Change in Control” shall not include or take into account (x) the Merger or the other Transactions or (y) any transaction where the securityholders of Acquiror immediately prior to such transaction continue to own fifty percent (50%) or more of the combined voting power of the voting securities of the entity that has acquired the securities or assets of Acquiror (or such acquiring entity’s parent or ultimate parent entity).

“Expiration Time” shall be deemed to occur on the earlier of (a) the Effective Time (as defined in the Merger Agreement) and (b) such date and time as the Merger Agreement is terminated validly in accordance with its terms prior to the Effective Time.

“Acquiror Charter” shall mean that certain Amended and Restated Certificate of Incorporation of Acquiror, filed on November 1, 2019, as may be further amended.

“Permitted Transferee” shall mean (a) with respect to any Person that is an individual, any member of such individual’s immediate family and/or any trust, partnership, limited liability company, or other similar estate planning vehicle that such individual controls and the beneficiaries of which are only such individual or such individual’s immediate family, and any other transferee who receives Subject Securities by will or the Laws of descent and distribution; and (b) with respect to any other Person, any controlled Affiliate of such Person.

“Sponsor Agreement” shall mean that certain Letter Agreement, dated October 31, 2019, by and between Acquiror and Sponsor.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Acquiror.

2. Agreement to Retain the Subject Securities; Lock-Up Shares and Specified Sponsor Warrants.

(a) Sponsor shall not, and shall cause its controlled Affiliates not to, directly or indirectly, other than as may be required by a court order or other Law, (i) sell, assign, transfer (including by operation of Law), hypothecate, pledge, dispose of or otherwise encumber, or otherwise agree to do any of the foregoing (each, a “Transfer”) in respect of any of the Subject Security, Lock-Up Share or Specified Sponsor Warrant (each, a “Specified Security”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Specified Security, whether any such transaction is to be settled by delivery of such security, in cash or otherwise, or (iii) deposit any Specified Security into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC Commission promulgated thereunder with respect to, any Specified Security or enter into any agreement, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of Law) or other disposition of any Specified Security; provided, however, that (A) the Specified Securities may be Transferred in the manner provided in Section 2(b), as applicable, and (B) following the Effective Time, the terms of this sentence shall only apply to the Lock-Up Shares and the Specified Sponsor Warrants.

(b) Permitted Transfers.

(i) Notwithstanding the provisions set forth in Section 2(a), prior to the Effective Time, the Sponsor may Transfer the Specified Securities to a Permitted Transferee; provided, however, that the Permitted Transferee must enter into a written agreement with Acquiror and the Company agreeing to be bound by this Agreement as if such Person were the Sponsor hereunder, prior to the effectiveness of such transfer.

(ii) Notwithstanding the provisions set forth in Section 2(a), following the Effective Time, the Sponsor may Transfer the Lock-Up Shares and Specified Sponsor Warrants (A) to Acquiror’s officers or directors as of the date of this Agreement, any Affiliate as of the date of this Agreement of any such officers or directors of Acquiror or any member of the Sponsor or any Affiliate of the Sponsor (each transferee specified in clauses (A) and (C) of this sentence, a “Primary Transferee”); (B) in the case of a transfer by a Primary Transferee who is an individual, (i) Transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person; (ii) Transfers by virtue of Laws of descent and distribution upon death of the individual; (iii) Transfers pursuant to a qualified domestic relations order; and (C) transfers to the Sponsor’s members by virtue of the Laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution or liquidation of the Sponsor; provided, however, that in the case of any of the foregoing clauses (A) through (C), the transferee must enter into a written agreement with Acquiror and the Company agreeing to be bound by this Agreement as if such Person were the Sponsor hereunder, prior to the effectiveness of such transfer.

(c) Any Transfer or other action in violation of any provision of this Section 2 shall be void ab initio and of no force or effect. If any involuntary Transfer of any Specified Security occurs, the transferee (and all transferees and subsequent transferees of such transferee) shall take and hold such Subject Security, Lock-Up Shares or Specified Sponsor Warrant subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect. Notwithstanding the foregoing, the Sponsor and each transferee shall hold any Lock-up Shares that have not become Released Lock-Up Shares and any Specified Sponsor Warrants, in such Person’s name on the books and records of the Company’s transfer agent. The Sponsor agrees not to, directly or indirectly, at any time prior to the Expiration Time, take any action that would make any representation or warranty of the Sponsor herein untrue or incorrect or have the effect of preventing or disabling the Sponsor from performing the Sponsor’s obligations hereunder, except, in each case, pursuant to, or in furtherance of, the Merger.

3. Agreement to Vote and Approve; No Redemption.

(a) The Sponsor, solely in its capacity as a stockholder of Acquiror, irrevocably and unconditionally agrees that, from and after the date hereof until the Expiration Time, at any meeting of the stockholders of Acquiror or any adjournment or postponement thereof (including the Special Meeting and any adjournment or postponement thereof), or in connection with any action by written consent of the stockholders of Acquiror, it shall, and shall cause its controlled Affiliates to, (i) appear at each such meeting or otherwise cause all Subject Securities beneficially owned which the Sponsor has a right to vote or owned of record by the Sponsor to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted, in Person or by proxy, or execute and deliver a written consent (or cause a consent to be validly executed and delivered) covering, the Subject Securities beneficially owned which the Sponsor has a right to vote or owned of record by the Sponsor (A) in favor of the Proposals and any other proposals or actions necessary or reasonably requested by Company in connection with the consummation of the Transactions (collectively, the “Transaction Proposals”), (B) against any Business Combination (other than the Transactions or the Transaction Proposals) and (C) against any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Transactions or would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of Acquiror under the Merger Agreement or would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Agreement. The obligations of the Sponsor specified in this Section 3 shall apply whether or not the Merger Agreement, the Transactions or any action described above is recommended by the Acquiror Board or the Acquiror Board has changed the Acquiror Board Recommendation.

(b) Prior to the Expiration Time, the Sponsor hereby covenants and agrees that the Sponsor shall not (i) enter into any voting agreement or voting trust with respect to any of the Sponsor’s Subject Securities that is inconsistent with the Sponsor’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Subject Securities that is inconsistent with the Sponsor’s obligations pursuant to this Agreement.

(c) The Sponsor irrevocably and unconditionally agrees that, prior to the Expiration Time, the Sponsor shall not, and shall cause its controlled Affiliate not to, elect to cause Acquiror to redeem any Subject Securities beneficially owned or owned of record by the Sponsor or such controlled Affiliate or submit any of the Subject Securities for redemption in connection with the Transaction or the Transaction Proposals or otherwise.

(d) The obligations of the Sponsor specified in this Agreement, including this Section 3, shall apply whether or not the board of directors of Acquiror shall have effected a change in recommendation with respect to the Transactions.

4. Waiver of Anti-Dilution Provision. The Sponsor hereby (i) waives any and all adjustments of the Initial Conversion Ratio (as defined in the Acquiror Charter) pursuant to Section 4.3(b) of the Acquiror Charter in connection with any and all issuances or deemed issuance of stock, securities or equity-linked securities of Acquiror, including the shares of Acquiror Class A Common Stock issued in connection with the Transactions, (ii) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the ratio at which the shares of Acquiror Class B Common Stock convert into shares of Acquiror Class A Common Stock, including pursuant to the Acquiror Charter, and (iii) agrees that each issued and outstanding share of Acquiror Class B Common Stock shall convert only into one (1) share of Acquiror Class A Common Stock in connection with the Transactions. The provisions of this Section 4 shall be void and of no force if the Merger Agreement is terminated validly in accordance with its terms prior to the Effective Time.

5. Sponsor Lock-Up Shares.

(a) Lock-Up Shares. Sponsor agrees that 2,371,875 shares of Class B Common Stock of Acquiror held by the Sponsor (such shares, together with all shares of Class A Common Stock of Acquiror issued upon conversion thereof, including in connection with the Transactions, collectively, the “Lock-Up Shares”) shall, concurrently with the Effective Time, have the Legend (as defined below) affixed to them and be held subject to the terms and conditions of this Section 5.

(b) Legends. The books and records of Acquiror evidencing the Lock-up Shares shall be stamped or otherwise imprinted with a legend, or if held in book entry, shall be transferred to a restricted account that is subject to a trading restrictions consistent with a legend, in substantially the following form (collectively, the “Legend”):

THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE SPONSOR SUPPORT AGREEMENT, DATED AS OF FEBRUARY 17, 2021, BY AND AMONG OSPREY TECHNOLOGY ACQUISITION CORP. AND THE OTHER PARTIES THERETO.

(c) Procedures Applicable to the Lock-Up Shares.

(i) As soon as practicable, and in any event within two (2) Business Days after the date upon which any Lock-Up Shares become Released Lock-Up Shares (as defined below), Acquiror shall promptly upon receipt of a request by Sponsor remove, or cause to be removed, the Legend from the books and records of Acquiror with respect to such Released Lock-Up Shares and such shares shall no longer be subject to any of the terms of this Section 5.

(ii) Any Lock-Up Shares that have not become Released Lock-Up Shares upon the earlier of (x) the seventh (7th) anniversary of the Closing Date (the period from the Closing Date through (and including) such seventh (7th) year anniversary of the Closing Date, the “Lock-up Period”) and (y) the consummation of a Change in Control, shall immediately and automatically upon such earlier date be forfeited to Acquiror and canceled, the Sponsor and any Permitted Transferee shall cause all right, title and interest therein to be transferred to Acquiror without consideration and the Sponsor and each Permitted Transferee shall not have any rights with respect thereto. Acquiror is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to terminate and cancel any Lock-Up Shares that have been forfeited as provided in this Section 5(c)(ii).

(d) Release of Lock-Up Shares. The Lock-Up Shares shall become Released Lock-Up Shares as follows:

(i) 1,185,937 of the Lock-Up Shares shall constitute “Released Lock-Up Shares” at such time as the VWAP of one share of Acquiror Common Stock equals or exceeds $15.00 per share (the “First Tranche Release Price”) for ten (10) of any twenty (20) consecutive trading days during the Lock-up Period on the New York Stock Exchange; and

(ii) 1,185,938 of the Lock-Up Shares shall constitute “Released Lock-Up Shares” at such time as the VWAP of one share of Acquiror Common Stock equals or exceeds $17.50 per share (the “Second Tranche Release Price”) for ten (10) of any twenty (20) consecutive trading days during the Lock-up Period on the New York Stock Exchange.

(e) Equitable Adjustments. The First Tranche Release Price and Second Tranche Release Price shall be equitably adjusted for any Recapitalization Event with respect to the Acquiror Common Stock after the date of this Agreement.

(f) Acceleration Event. If, on or before the seventh (7th) anniversary of the Effective Time, there is a Change in Control pursuant to which the consideration paid per share of Acquiror Class A Common Stock in such Change in Control transaction exceeds $10.00 (including after giving effect to the release of shares contemplated pursuant to this Section 5(f)), as equitably adjusted for any Recapitalization Event occurring after the Effective Time and prior to such Change in Control, then the Lock-Up Shares shall be deemed to constitute Released Lock-Up Shares immediately prior to the consummation of such Change in Control.

(g) Subject to the terms of this Agreement, holders of Lock-Up Shares shall be entitled to vote such Lock-Up Shares and receive dividends and other distributions in respect of such Lock-Up Shares prior to the Release of any such Lock-Up Shares.

6. Sponsor Warrants.

(a) No Exercise. The Sponsor irrevocably and unconditionally agrees that, following the Effective Time, with respect to warrants held by Sponsor to purchase 4,162,500 of Acquiror Common Stock (the “Specified Sponsor Warrants”), the Sponsor shall not exercise any Specified Sponsor Warrants unless and until the Class A Common Stock of Acquiror shall reach a trading price of $20.00 per share on the New York Stock Exchange (the “Warrant Triggering Event”), as adjusted for any Recapitalization Event affecting the Acquiror Class A Common Stock after the Effective Time, and (ii) that upon the exercise, and as a condition to the exercise, of the Specified Sponsor Warrant, the Sponsor shall pay to Acquiror (in addition to any amounts payable in connection with the exercise of the Specified Sponsor Warrant), an amount equal to $8.50 per share for each share of Acquiror Common Stock issuable to the Sponsor in connection with such exercise (in addition to the $11.50 exercise price otherwise payable upon the exercise of the Specified Sponsor Warrants or, if such exercise price has been amended pursuant to Section 6(b) below, then such other amount as provided for in such amendment as agreed to by the Company (prior to the Closing Date) or Acquiror (following the Closing Date)), which, for purposes of calculating the amount payable to Acquiror pursuant to this clause (ii) shall be calculated on a full exercise basis without giving effect to reduction in the number of shares of Acquiror Common Stock issuable to the Sponsor as a result of any net exercise of the Specified Sponsor Warrants.

(b) Warrant Amendment. The Sponsor shall enter into all documents and perform such further acts as necessary, as reasonably requested by the Company, (i) to agree to the amendment of the Sponsor Warrants to increase the exercise price of the Sponsor Warrant from $11.50 to $20.00 (as equitably adjusted in connection with a Recapitalization Event) (the “Specified Warrant Amendment”), or (ii) to otherwise achieve the same allocation of rights, benefits, obligations and liabilities contemplated by the Specified Warrant Amendment.

7. Representations and Warranties of the Sponsor. The Sponsor hereby represents and warrants to the other parties hereto as follows:

(a) Authorization, etc. The Sponsor has all corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Sponsor and constitutes a legal, valid and binding agreement of the Sponsor enforceable against the Sponsor in accordance with its terms, subject only to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The Sponsor is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The undersigned has the power to execute and deliver this Agreement on behalf of the Sponsor. The Sponsor has taken all necessary action to authorize the execution, delivery and performance of this Agreement. The execution, delivery and performance of this Agreement by the Sponsor will not violate any provision of the Sponsor’s governing documents.

(a) No Conflicts or Consents. The execution and delivery of this Agreement by the Sponsor do not, and the performance of this Agreement by the Sponsor will not and the consummation by the Sponsor of the transactions contemplated hereby will not, (i) constitute or result in any conflict with or violate any Law or order applicable to the Sponsor or by which the Sponsor or any of the Sponsor’s assets is or may be bound or affected or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any lien on any of the Subject Securities pursuant to, any agreement to which the Sponsor is a party or by which the Sponsor or any of the Sponsor’s Affiliates or assets is or may be bound or affected. The execution and delivery of this Agreement by the Sponsor do not, and the performance of this Agreement by the Sponsor will not, require any Consent of any Person.

(a) Title to Securities. The Sponsor is the only record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Owned Subject Securities, free and clear of Liens (free and clear of any liens other than those arising under applicable securities Laws or as would not otherwise reasonably be expected to prevent or materially delay or impair the Sponsor’s ability to perform pursuant to this Agreement). As of the date hereof, neither the Sponsor nor its Affiliates own any shares of capital stock or other securities of Acquiror or any option, warrant, convertible note or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of Acquiror, other than the Owned Subject Securities

(b) The Sponsor (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein that the Sponsor is obligated to take, in each case, with respect to the Sponsor’s Subject Securities, (ii) has not entered into any voting agreement or voting trust with respect to any of the Sponsor’s Subject Securities that is inconsistent with the Sponsor’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Sponsor’s Subject Securities that is inconsistent with the Sponsor’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would reasonably be expected to interfere with, or prohibit or prevent Sponsor from satisfying, its obligations pursuant to this Agreement.

(b) Litigation. There is no legal proceeding by or before any Governmental Authority pending or, to the knowledge of the Sponsor, threatened against the Sponsor or any of its Affiliates that challenges or would challenge the execution and delivery of this Agreement or the taking of any of the actions required to be taken by the Sponsor under this Agreement.

(a) Governmental Matters. Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Sponsor from, or to be given by the Sponsor to, or be made by the Sponsor with, any Governmental Authority in connection with the execution, delivery and performance by the Sponsor of this Agreement or the consummation of the transactions contemplated hereby, except as would not reasonably be expected to prevent or materially delay or impair the Sponsor’s ability to perform its obligations hereunder.

(c) Finder’s Fees. Except as set forth on the Acquiror Schedules to the Merger Agreement, no agent, broker, investment banker, finder or other intermediary is or shall be entitled to any fee or commission or reimbursement of expenses from Acquiror, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Sponsor or any of its Affiliates (other than Acquiror and Merger Sub).

(d) Sponsor Fees. Except as set forth on the Acquiror Schedules to the Merger Agreement, neither any Sponsor nor any Affiliate of any Sponsor, nor any director or officer of Acquiror, shall receive from Acquiror any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of Acquiror’s initial Business Combination (regardless of the type of transaction that it is, but including, for the avoidance of doubt, the Merger).

8. Representations and Warranties of Acquiror. Acquiror hereby represents and warrants to the Company as follows:

(a) Authorization, etc. Acquiror has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, subject only to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. Acquiror is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The undersigned has the power to execute and deliver this Agreement on behalf of Acquiror. Acquiror has taken all necessary action to authorize the execution, delivery and performance of this Agreement. The execution, delivery and performance of this Agreement by Acquiror will not violate any provision of Acquiror’s governing documents.

(b) No Conflicts or Consents. The execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not (i) conflict with or violate any Law or order applicable to Acquiror or by which Acquiror or any of its assets is or may be bound or affected or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of any agreement to which Acquiror is a party or by which Acquiror or any of its Affiliates or assets is or may be bound or affected. The execution and delivery of this Agreement by Acquiror do not, and the performance of this Agreement by Acquiror will not, require any Consent of any Person.

(c) Litigation. There is no legal proceeding by or before any Governmental Authority pending or, to the knowledge of Acquiror, threatened against Acquiror or any of its Affiliates that challenges or would challenge the execution and delivery of this Agreement or the taking of any of the actions required to be taken by Acquiror under this Agreement.

9. Representations and Warranties of the Company. The Company hereby represents and warrants to the other parties hereto as follows:

(a) Authorization, etc. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The undersigned has the power to execute and deliver this Agreement on behalf of the Company. The Company has taken all necessary action to authorize the execution, delivery and performance of this Agreement. The execution, delivery and performance of this Agreement by the Company will not violate any provision of the Company’s governing documents.

(b) No Conflicts or Consents. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not (i) conflict with or violate any Law or order applicable to the Company or by which the Company or any of its assets is or may be bound or affected or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of any agreement to which the Company is a party or by which the Company or any of its Affiliates or assets is or may be bound or affected. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by Acquiror will not, require any Consent of any Person.

(c) Litigation. There is no legal proceeding by or before any Governmental Authority pending or, to the knowledge of the Company, threatened against the Company or any of its Affiliates that challenges or would challenge the execution and delivery of this Agreement or the taking of any of the actions required to be taken by Acquiror under this Agreement.

10. Other Agreements.

(a) No Solicitation.

(i) Prior to the termination of this Agreement in accordance with Section 11, (i) the Sponsor shall not, and the Sponsor shall cause its controlled Affiliates and representatives not to, directly or indirectly, (i) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders and/or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination, in each case other than the Transactions (each, a “Business Combination Proposal”) and (ii) immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. The Sponsor agrees to promptly inform its Affiliates and representatives of the obligations undertaken in this Section 10(a)(i).

(ii) The Sponsor shall promptly (and in any event within one (1) Business Day) notify the other parties hereto if it receives any offer, inquiry, proposal or indication of interest with respect to a Business Combination (including the identity of the Person making or submitting such offer, inquiry, proposal or indication of interest), after the execution and delivery of this Agreement. If the Sponsor receives an offer, inquiry, proposal or indication of interest with respect to a Business Combination, the Sponsor shall provide the other parties hereto with a copy of such offer, inquiry, proposal or indication of interest.

(b) Termination of Agreements. The Sponsor and Acquiror hereby agree that, effective as of, and subject to and conditioned upon the occurrence of, the Closing, (i) each of the agreements set forth on Exhibit A hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) and (ii) upon such termination neither Acquiror nor any of its Affiliates (including, from and after the Effective Time, Acquiror and its Affiliates) shall have any further obligations or liabilities under each such agreement.

(c) Other Agreements. During the period commencing on the date hereof and ending at the Expiration Time, the Sponsor agrees not to enter into, modify or amend any Contract between or among the Sponsor or any controlled Affiliate of the Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Agreement or (y) Acquiror’s ability to perform or satisfy any obligation under the Merger Agreement.

(d) Non-Participation in Actions. The Sponsor further agrees not to commence or participate in, and to take all actions necessary that are reasonably within the Sponsor’s control to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including with respect to the Total Consideration or any element thereof) or the consummation of the transactions contemplated hereby and thereby.

(e) Disclosure. The Sponsor hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure mutually agreed between the Company and Acquiror and required by the SEC the Sponsor’s identity and ownership of the Subject Securities and the nature of the Sponsor’s obligations under this Agreement; provided, that prior to any such publication or disclosure, the Sponsor has been provided with a reasonable opportunity to review and comment upon such announcement or disclosure.

(f) Changes in Capital Stock. In the event of any change in Acquiror’s capital stock by reason of any stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, combination, subdivision, exchange of shares or other similar event (each, a “Recapitalization Event”), then (i) terms “Owned Subject Security,” “Subject Securities,” “Acquiror Class A Common Stock” and “Acquiror Common Stock” shall be deemed to refer to and include such “Owned Subject Securities,” “Subject Securities,” “Acquiror Class A Common Stock” and “Acquiror Common Stock” as well as any other security received with respect to such referenced security, or into which such referenced security is (or may be) converted or exchanged, in connection with such Recapitalization Event, and (ii) in the case of a Recapitalization Event occurring after the Effective Time, the terms “Lock-Up Shares” and “Sponsor Specified Warrants” shall be deemed to refer to and include such “Lock-Up Shares” and “Sponsor Specified Warrants,” as well as any other security received with respect to such referenced security, or into which such referenced security is (or may be) converted or exchanged, in connection with such Recapitalization Event, and any dollar amounts, share or warrant numbers set forth herein with respect to the Lock-Up Shares or the Sponsor Specified Warrants and the terms related thereto shall be equitably adjusted to reflect the Recapitalization Event; provided, however, that the Transactions shall not constitute (in whole or in party) a Recapitalization Event.

(g) Stop Transfer. The Sponsor agrees that the Sponsor shall not request that Acquiror register any transfer of any certificate or book-entry share or other uncertificated interest representing any Subject Securities made in violation of the restrictions set forth in this Agreement and hereby authorizes and instructs Acquiror to instruct its transfer agent to enter a stop transfer order with respect to all of the Subject Securities, Lock-Up Shares and Specified Sponsor Warrants, subject to the provisions hereof; provided, that any such stop transfer order will immediately be withdrawn and terminated by Acquiror upon the applicable time and date that the related restrictions on transfer provided in this Agreement terminate.

(h) Inconsistent Agreements. The Sponsor hereby covenants and agrees that the Sponsor shall not enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

11. Termination. This Agreement shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall have no further effect, upon the earlier of (i) the date and time the Merger Agreement is terminated validly in accordance with its terms prior to the Effective Time and (ii) the time this Agreement is terminated upon the mutual written agreement of the Company, Acquiror and the Sponsor. Notwithstanding anything herein to the contrary, Section 5 shall terminate only upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been terminated validly in accordance with its terms, (b) such time as all of the Lock-Up Shares shall have become Released Lock-Up Shares (or shall have been forfeited and cancelled, and all right, title and interest have been transferred therein to Acquiror, in accordance with the terms of this Agreement), and (c) such time as this Agreement is terminated by mutual written agreement of the Company, Acquiror and the Sponsor. No such termination, however, shall relieve any party hereto of any liability or damages to the other party hereto resulting from any Willful Breach of, or Fraud in connection with, this Agreement prior to its termination.

12. Capacity. Notwithstanding anything in this Agreement to the contrary, but without limitation of any obligations under the Merger Agreement, the Sponsor is entering into this Agreement solely in its capacity as a record holder or beneficial owner of shares of Subject Securities and not in its (or any Affiliate’s) capacity as an officer or director of Acquiror or its subsidiaries, if applicable. Notwithstanding any asserted conflict, nothing herein will limit or affect the Sponsor’s ability to act as an officer or director of Acquiror or its subsidiaries.

13. Miscellaneous.

(a) Conflicting Agreements. In the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of the Sponsor Agreement, this Agreement shall control with respect to the subject matter thereof; provided, however, for the avoidance of doubt, that this Agreement shall not limit any restrictions on the Transfer or any similar restrictions or other limitations set forth in such other Sponsor Agreement.

(b) Further Assurances. From time to time and without additional consideration, the Sponsor shall use reasonable best efforts execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, Consents and other instruments, and shall take such further actions, as Acquiror and the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement and the Merger Agreement.

(c) Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered if delivered by e-mail, addressed as follows:

if to Acquiror (prior to the Effective Time) or the Sponsor, to:

c/o Osprey Technology Acquisition Corp.

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

Attention: Jeffrey F. Brotman

Email:       jbrotman@hepcollc.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: Howard L. Ellin;

C. Michael Chitwood

Email: howard.ellin@skadden.com;

michael.chitwood@skadden.com

if to Acquiror (after the Effective Time) or to the Company, to:

BlackSky Holdings, Inc.

13241 Woodland Park Road

Suite 300

Herndon, VA 20171

Attn: Katie Keane

E-mail: kkeane@blacksky.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue

Seattle, WA 98104-7036

Attn: Craig E. Sherman

Brian Keyes

E-mail: csherman@wsgr.com

bkeyes@wsgr.com

or to such other address or addresses as the parties may from time to time designate in writing.

(d) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

(e) Entire Agreement. Without limiting the Merger Agreement, the Sponsor Agreement or any other Ancillary Agreement (i) this Agreement constitutes the entire agreement among the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties or any of their respective Affiliates relating to the transactions contemplated hereby and (ii) no representations, warranties, covenants, understanding, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between the parties except as expressly set forth or referenced in this Agreement.

(f) Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.

(g) Assignment; Binding Effect; No Third-Party Rights. No party shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 13(g) shall be null and void, ab initio. The Sponsor hereby agrees that this Agreement is being entered into in order to induce the Company to execute and deliver the Merger Agreement and without the representations, warranties, covenants and agreements of the Sponsor hereunder, the Company would not enter into the Merger Agreement. Nothing expressed or implied in this Agreement is intended to or shall be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.

(h) Other Remedies; Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (i) the parties hereto shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13(h) shall not be required to provide any bond or other security in connection with any such injunction.

(i) Governing Law. This Agreement, and all claims or causes of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(j) Consent to Jurisdiction; Waiver of Jury Trial.

(i) Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 13(j).

(ii) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) Counterparts; Electronic Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

(l) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

(n) No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, and no abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) Interpretation. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. References to any person include the successors and permitted assigns of that person. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

OSPREY SPONSOR II, LLC

By:	/s/ Jonathan Z. Cohen
Name:	Jonathan Z. Cohen
Title:	Manager

OSPREY TECHNOLOGY ACQUISITION CORP.

By:	/s/ Jeffrey Brotman
Name:	Jeffrey Brotman
Title:	Chief Financial Officer, Chief Legal Officer and Secretary

BLACKSKY HOLDINGS, INC.

By:	/s/ Brian E. O’Toole
Name:	Brian E. O’Toole
Title:	President

Exhibit A

Administrative Services Agreement, dated October 31, 2019, between Acquiror and the Sponsor

Annex H

FORM OF SUPPORT AGREEMENT1

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of February 17, 2021, by and among Osprey Technology Acquisition Corp., a Delaware corporation (“Acquiror”), Osprey Technology Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), BlackSky Holdings, Inc., a Delaware corporation (the “Company”), and the stockholder of the Company set forth on the signature page here (the “Stockholder”). Capitalized terms used but not defined shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Acquiror, Merger Sub and the Company are entering into an Agreement and Plan of Merger as of the date hereof (the “Merger Agreement”), which provides (upon the terms and subject to the conditions set forth therein) for a business combination transaction by which Merger Sub will merge with and into the Company, with the Company being the surviving corporation and a direct wholly owned subsidiary of Acquiror (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, the Stockholder is the beneficial and record owner of and is entitled to dispose of and vote the number of shares of Company Common Stock and Company Preferred Stock set forth below such Stockholder’s name on the Stockholder’s signature page hereto (the “Owned Shares” and, together with any additional shares of Company Stock that the Stockholder acquires after the execution of this Agreement (including as a result of any dividend (cash or stock), subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event), the “Covered Shares”); and

WHEREAS, the Company and the Stockholder are entering into this Agreement in order to induce Acquiror and Merger Sub to enter into the Merger Agreement and cause the Transactions to be consummated.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Agreement to Vote.

(a) Subject to the earlier termination of this Agreement in accordance with Section 3 and to Section 1(b) and Section 1(c), the Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, by (or effective as of no later than) 11:59PM Pacific Time on the fifth (5th) Business Day following the date that the Registration Statement becomes effective, the written consent in the form attached hereto as Exhibit A in respect of all of the Stockholder’s Covered Shares. In addition, subject to Section 1(b) and Section 1(c), prior to the Termination Date (as defined herein), the Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any action by written consent of the stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(i) if and when such meeting is held, appear at such meeting or otherwise cause all of the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

1	Bracketed provisions illustrate certain key changes between the general form of Support Agreement and the form(s) specific to certain Stockholders.

(ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the approval of the Merger and the adoption of the Merger Agreement, any other proposals submitted by the Company for approval to the Company Stockholders that are set forth in the Registration Statement and any other matters reasonably necessary and requested by the Company for consummation of the Transactions; and

(iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against any Alternative Transaction and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Transactions or would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

(b) Notwithstanding the foregoing, if the Company Board has effected a Company Change in Recommendation in accordance with the terms of the Merger Agreement, then (i) the number of shares of Company Stock that the Stockholder shall be required to vote (or execute a written consent with respect to) pursuant to the provisions of this Agreement shall be reduced such that the Stockholder, together with the other stockholders of the Company entering into support agreements with Acquiror on or about the date hereof (such stockholders of the Company, together with the Stockholder, the “Support Stockholders”), shall only be required to collectively vote (or provide a written consent) with respect to an aggregate number of shares of Company Stock equal to (i) thirty-five percent (35%) of the total voting power of the then outstanding shares of Company Common Stock and Company Preferred Stock, voting or acting by written consent together as a single class, and (ii) thirty-five percent (35%) of the total voting power of the then outstanding Company Preferred Stock, voting or acting by written consent together as a single class, in each case as of the record date of such vote or written consent (collectively, the “Specified Company Voting Shares” and the portion of the Specified Company Voting Shares owned of record and beneficially by the Stockholder (which shall be determined pro rata based on the number of shares of voting Company Stock owned of record by the Stockholder as compared to the number of shares of voting Company Stock owned of record by all Support Stockholders), the “Adjusted Covered Shares”), such that the Stockholder shall only be obligated to execute a written consent with respect to, or otherwise vote, the Adjusted Covered Shares in the manner set forth in this Agreement, (ii) all references in this Section 1 to “Covered Shares” shall be deemed to only refer to the Adjusted Covered Shares and (iii) Stockholder shall be entitled (in its sole discretion) to vote any shares of Company Stock that it is entitled to vote, other than the Adjusted Covered Shares, in any manner.

(c) The obligations of the Stockholder specified in this Section 1 (for the avoidance of doubt, after giving effect to the Section 1(b), if applicable) shall apply whether or not the Merger Agreement, the Transactions or any action described above is recommended by the Company Board or the Company Board has changed the Company Board Recommendation.

2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (a) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (c) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the termination of this Agreement upon the mutual written agreement of Acquiror, Merger Sub, the Company and the Stockholder, and (d) the election of the Stockholder in its sole discretion to terminate this Agreement following any amendment, waiver or other modification of any term or provision of the Merger Agreement without the prior written consent with respect thereto of such Stockholder that reduces or changes the form of consideration payable to the Company Stockholders pursuant to the Merger Agreement (the earliest such date under clause (a), (b), (c) and (d) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 10 to 25 shall survive the termination of this Agreement. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties to this Agreement shall have any further obligations or liabilities under, or with respect to, this Agreement; provided, however, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of, or actual fraud in connection with, this Agreement prior to such termination.

4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror and the Company as to itself only as follows:

(a) The Stockholder is the only record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Owned Shares, free and clear of Liens other than as created by, or by which the Owned Shares are subject pursuant to, (i) this Agreement, (ii) the Company’s certificate of incorporation, (iii) the Company’s bylaws, (iv) the Terminating Agreements (iv) applicable Securities Laws. As of the date hereof, other than the Owned Shares, the Stockholder does not own of record (and other than the Owned Shares and any Company Options and Company Warrants held by the Stockholder, as applicable, does not own beneficially) any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company) or any interest therein.

(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein that the Stockholder is obligated to take, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would reasonably be expected to interfere with, or prohibit or prevent Stockholder from satisfying, its obligations pursuant to this Agreement.

(c) If the Stockholder is not an individual, the Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legally valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If the Stockholder is not an individual, the individual signing this Agreement on behalf of the Stockholder has the authority to execute and deliver this Agreement on behalf of the Stockholder. The Stockholder has taken all necessary action to authorize the execution, delivery and performance of this Agreement by the Stockholder.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by the Stockholder of this Agreement or the consummation of the transactions contemplated hereby.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation by the Stockholder of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, as would not reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(f) As of the date of this Agreement, there is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder, in any case, that challenges the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(g) The Stockholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror or the Company is or will be liable in connection with the transactions contemplated hereby based upon Contracts entered into by the Stockholder.

5. Representations and Warranties of the Acquiror. The Acquiror hereby represents and warrants to the Stockholder and the Company as follows:

(a) The Acquiror (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the state of Delaware, and (ii) has all requisite corporate power and authority and has taken all corporate action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Acquiror and constitutes a valid and binding agreement of the Acquiror enforceable against the Acquiror in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Acquiror from, or to be given by the Acquiror to, or be made by the Acquiror with, any Governmental Authority in connection with the execution, delivery and performance by the Acquiror of this Agreement or the consummation of the transactions contemplated hereby.

(c) The execution, delivery and performance of this Agreement by the Acquiror do not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Acquiror pursuant to any Contract binding upon Acquiror or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(b), under any applicable Law to which the Acquiror is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Acquiror, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Acquiror’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

6. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. The Stockholder shall not take any action that the Company would be prohibited from taking pursuant to Section 6.09 of the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder (in its capacity as such) shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees, professional advisors or other stockholder of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by Section 6.09 of the Merger Agreement, (ii) the Stockholder makes no representations, warranties or covenants with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under the Merger Agreement shall not be considered a breach by the Stockholder under this Agreement.

(b) No Transfers. The Stockholder hereby agrees not to, directly or indirectly, (i) sell, assign, transfer (including by operation of Law), pledge, dispose of or otherwise encumber, or otherwise agree to do any of the foregoing (each, a “Transfer”) in respect of any of the Stockholder’s Covered Shares, (ii) deposit any of the Stockholder’s Covered Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any agreement, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of Law) or other disposition by the Stockholder of any of the Stockholder’s Covered Shares or (iv) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing the Stockholder’s obligations hereunder, except, in each case, pursuant to, or in furtherance of, the Transactions; provided, however, that the Stockholder may transfer any of the Stockholder’s Covered Shares to any Permitted Transferee; provided, further, that prior to and as a condition to the effectiveness of such Transfer, each Person to whom any of the Stockholder’s Covered Shares or any interest in any of such Covered Shares is or may be transferred shall have executed and delivered to Acquiror a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement. Any Transfer of any Covered Shares in violation of any provision of this Agreement shall be void ab initio and of no force or effect. “Permitted Transferee” shall mean (a) with respect to any Person that is an individual, any member of such individual’s immediate family and/or any trust, partnership, limited liability company, or other similar estate planning vehicle that such individual controls and the beneficiaries of which are only such individual or such individual’s immediate family, and any other transferee who receives Covered Shares by will or the Laws of descent and distribution; and (b) with respect to any other Person, any Affiliate of such Person. Without limiting the foregoing, nothing in this Agreement shall limit the right of the Stockholder, or obligate or require the Stockholder to, exercise an option to purchase any Company Shares. In furtherance of this Agreement, the Stockholder hereby authorizes the Company to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of the Stockholder’s Covered Shares with respect to any Transfer not permitted hereunder. In the event that the Stockholder intends to undertake a Permitted Transfer of any of the Stockholder’s Covered Shares, the Stockholder shall provide notice thereof to Acquiror and shall authorize the Company to, or authorize the Company to instruct its transfer agent to, (i) lift any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred in order to effect such Permitted Transfer only upon certification by Acquiror (which shall not be unreasonably withheld, conditioned or delayed) that the written agreement to be entered into by the transferee agreeing to be bound by this Agreement pursuant to Section 6(b) hereof is satisfactory to Acquiror and (ii) re-enter any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred upon completion of the Permitted Transfer.

(c) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

(d) Termination of Stockholder Agreements. The Stockholder and the Company hereby agree that effective as of the Closing, (i) each of the agreements set forth on Exhibit B (the “Terminating Agreements”) hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates (including, from and after the Effective Time, Acquiror and its Affiliates) shall have any further obligations or liabilities under each such Terminating Agreement.

7. Non-Participation in Actions. The Stockholder further agrees not to commence or participate in, and to take all actions necessary that are reasonably within the Stockholder’s control to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including with respect to the Total Consideration or any element thereof) or the consummation of the transactions contemplated hereby and thereby.

8. Disclosure. The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure, the Company has been provided with a reasonable opportunity to review and comment upon such announcement or disclosure.

9. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like changes or transactions, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered if delivered by e-mail, addressed as follows:

(i) if to the Stockholder, to such address or addresses set forth on the Stockholder’s signature page hereto;

(ii) if to Acquiror or Merger Sub, to it at:

c/o Osprey Technology Acquisition Corp.

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

Attn: Jeffrey F. Brotman

E-mail: jbrotman@hepcollc.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attn: Howard	L. Ellin

C. Michael Chitwood

E-mail:	howard.ellin@skadden.com

   michael.chitwood@skadden.com

(iii) if to the Company, to it at:

BlackSky Holdings, Inc.

13241 Woodland Park Road

Suite 300

Herndon, VA 20171

Attn:	Katie Keane
E-mail:	kkeane@blacksky.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue

Seattle, WA 98104-7036

Attn:	Craig E. Sherman

  Brian Keyes

E-mail:	csherman@wsgr.com

     bkeyes@wsgr.com

or to such other address or addresses as the parties may from time to time designate in writing.

11. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

12. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

13. Entire Agreement. Without limiting the terms of the Merger Agreement any other Ancillary Agreement or any other agreement contemplated thereby, this Agreement constitutes the entire agreement among the parties relating to the subject matter of this Agreement and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties or any of their respective Subsidiaries relating to the subject matter of this Agreement.

14. No Third-Party Beneficiaries. The Stockholder hereby agrees that (a) its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, (b) this Agreement is being entered into in order to induce the Acquiror to execute and deliver the Merger Agreement and without the representations, warranties, covenants and agreements of the Stockholder hereunder, the Acquiror would not enter into the Merger Agreement, and (c) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto.

15. Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.

16. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 16 shall be null and void, ab initio.

17. Other Remedies; Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (i) the parties hereto shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 17 shall not be required to provide any bond or other security in connection with any such injunction.

18. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 18.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

20. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

21. Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

22. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, and no abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

23. Interpretation. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. References to any person include the successors and permitted assigns of that person. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references in this to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, cash dividend, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction after the date hereof.

24. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Stockholder, or any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person [, including in the exercise of its fiduciary duties in connection with the Merger Agreement]. No Person who is a representative of the Stockholder, who is or becomes during the term hereof an officer or director of the Company, shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as an officer or director of the Company[, including in the exercise of its fiduciary duties in connection with the Merger Agreement]. [In furtherance thereof, it is agreed that nothing herein shall (i) limit the rights of Seahawk SPV Investment LLC (“Seahawk”) or any of its affiliates in its or their capacity as a lender, joint venture partner, member or in any other capacity under any of its or their agreements with the Company or its affiliates (other than the Terminating Agreements, but solely to the extent as provided herein), including without limitation, pursuant to (a) that certain Amended and Restated Loan and Security Agreement, dated as of October 31, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), by and among the Company, the other co-borrowers party thereto, Seahawk and the other lender parties thereto, and (b) that certain Second Amended and Restated Limited Liability Company Agreement of Leostella LLC, by and among Leostella LLC, Thales Alenia Space US Investment LLC, and the Company (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Leostella JV Agreement”), or (ii) require Seahawk or any of its affiliates to take any action or refrain from taking any action under any such agreements, including under the Loan Agreement and the Leostella JV Agreement.]

25. Acknowledgements. The parties hereto each acknowledge and agree that (a) Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Acquiror, is representing Acquiror in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, (b) Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, is representing the Company in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, (c) none of the foregoing firms is representing the Stockholder in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby.

26. Non-Recourse. Without limiting any rights of any party against any other party to the Merger Agreement or to any other Ancillary Document, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Without limiting any rights of any party against another party to the Merger Agreement or to any other Ancillary Document, except to the extent named as a party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the parties under this Agreement or for any claim based on, arising out of, or related to this Agreement.

[27. Registration Rights. If the Stockholder reasonably believes that it will be an affiliate of the Acquiror following the consummation of the Transactions, then the Acquiror, Sponsor and the Company shall cause such Stockholder to be added as a Holder, with corresponding rights, under that certain Registration Rights Agreement to be entered into by the Acquiror, Sponsor and each of the persons listed on Schedule A thereto at the Closing.]

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

OSPREY TECHNOLOGY ACQUISITION CORP.

By:
Name:
Title:

OSPREY TECHNOLOGY MERGER SUB, INC.

By:
Name:
Title:

BLACKSKY HOLDINGS, INC.

By:
Name:
Title:

STOCKHOLDER:

[●]

Exhibit A

FORM OF WRITTEN CONSENT OF STOCKHOLDERS

[See attached.]

Exhibit B

Terminating Stockholder Agreements

1.	Letter Agreement, dated as of August 8, 2017, by and between the Company and Mithril LP.

2.

Amended and Restated Investors’ Rights Agreement, dated as of October 19, 2017, by and among the Company, each of the investors listed on Schedule A thereto, the individuals and entities party from time to time thereto, and each of the stockholders listed on Schedule B thereto, as amended by that First Amendment to Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement, dated as of March 12, 2018, by and among the Company and the holders of capital stock of the Company party thereto.

3.

Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of October 19, 2017, by and among the Company, the holders of Series A Preferred Stock, Series B Preferred Stock and Series B-1 Preferred Stock listed on Schedule A thereto, the holders of Series C Preferred Stock listed on Schedule A thereto, and the individuals and entities listed on Schedule B thereto, as amended by that First Amendment to Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement, dated as of March 12, 2018, by and among the Company and the holders of capital stock of the Company party thereto.

4.

Amended and Restated Voting Agreement, dated as of October 19, 2017, by and among the Company, each holder of the Company’s Series A Preferred Stock, each holder of the Company’s Series B Preferred Stock, each holder of the Company’s Series B-1 Preferred Stock, and each holder of the Company’s Series C Preferred Stock listed on Schedule A thereto, and those certain stockholders of the Company and holders of options or warrants to acquire shares of capital stock of the Company listed on Schedule B thereto, as amended by that Amendment Number One to Amended and Restated Voting Agreement, dated as of November 13, 2018, by and among the Company and the other individuals and entities party from time to time thereto.

5.	Omnibus Agreement, dated as of June 27, 2018, by and among the Company and the individuals and entities set forth on Exhibit A thereto.

6.	Omnibus Agreement, dated as of October 30, 2018, by and among the Company, Seahawk SPV Investment LLC and the individuals and entities party thereto.

7.	Omnibus Amendment and Waiver Agreement and Conversion Election, dated as of October 31, 2019, by and among the Company and the individuals and entities listed on Exhibit A thereto.

Annex I

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of                     , 2021, by and among Osprey Technology Acquisition Corp., a Delaware corporation (the “Company”), Osprey Sponsor II, LLC, a Delaware limited liability company (the “Sponsor”), and each of the Persons listed on Schedule A hereto, together with any of such Persons’ permitted transferees that have been assigned such Persons’ rights in accordance with the terms of this Agreement, including the Sponsor Members (each, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, concurrently herewith, the Company, BlackSky Holdings, Inc., a Delaware corporation (“Eagle”), and Osprey Technology Merger Sub, Inc., a Delaware corporation (“Merger Sub”), have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Eagle, with Eagle being the surviving corporation (the “Merger”);

WHEREAS, the Company, the Sponsor and certain former directors of the Company (collectively with the Sponsor, the “Existing Holders”) are parties to that certain Registration Rights Agreement, dated as of October 31, 2019 (the “Existing Registration Rights Agreement”);

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified by the written consent of the Company and the Holders (as defined in the Existing Registration Rights Agreement) of at least a majority-in-interest of the Registrable Securities (as defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement pursuant to Section 5.5 thereof, in order to provide the Holders with registration rights with respect to the Registrable Securities on the terms set forth herein.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Automatic Shelf Registration Statement” shall mean an “automatic shelf registration statement” as defined in Rule 405 under the Securities Act.

“Affiliate” shall mean, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Claims” shall have the meaning given in Section 5.1.1.

“Closing Date” shall mean the Closing Date as defined in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” shall mean (a) any publicly-available written or oral guidance of the Commission staff or any comments, requirements or requests of the Commission staff and (b) the Securities Act.

“Common Stock” shall mean the Company’s Class A Common Stock, par value $0.0001 per share.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Eagle” shall have the meaning given in the Recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Recitals hereto.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1” shall mean a registration statement on Form S-1 or any similar long-form registration statement that may be available at such time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.2.

“Form S-3” shall mean a registration statement on Form S-3 or any similar short form registration statement that may be available at such time, and if the Company is a WKSI, such Form S-3 may be an Automatic Shelf Registration Statement.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.2.

“Founder Shares” shall mean the shares of Common Stock that were or will be issued as a result of the conversion of the Company’s Class B Common Stock, par value $0.0001 per share, in connection with the consummation of the Merger.

“Holder Information” shall have the meaning given in Section 3.3.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Amount” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” shall have the meaning given in Section 2.1.7.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in Section 2.3.1.

“Private Placement Warrants” shall mean the warrants held by certain Holders, purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any shares of Common Stock issued or issuable upon conversion or exchange of such warrants.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any shares of Common Stock issued or issuable upon the consummation of the Merger, (b) any shares of Common Stock issued or issuable upon the conversion of any Founder Shares, (c) the Private Placement Warrants, (d) any shares of Common Stock, or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable (directly or indirectly) upon conversion or exercise of any other equity securities) of the Company, acquired by the Holders after the consummation of the Merger to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company and (e) any other equity security of the Company issued or issuable with respect to any share of Common Stock referred in the forgoing clauses (a) through (d) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) in a Shelf Takedown or Other Coordinated Offering, reasonable fees and expenses of one firm of legal counsel selected by the majority-in-interest of the Demanding Holders initiating such Shelf Takedown or Other Coordinated Offering.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Removed Shares” shall have the meaning given in Section 2.2.

“Requesting Holder” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration Statement” shall have the meaning given in Section 2.1.1.

“Shelf Supplement” shall have the meaning given in Section 2.1.4.

“Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Shelf Takedown Block Trade” shall have the meaning given in Section 2.1.7.

“Shelf Takedown Notice” shall have the meaning given in Section 2.1.4.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Members” shall mean members or affiliates of the Sponsor who hold Registrable Securities, including members of the Sponsor who receive Registrable Securities upon the dissolution of Sponsor and become Holders hereunder in accordance with Section 2.6 and Section 6.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“WKSI” shall mean a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 The Company shall, within forty-five (45) calendar days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration Statement”), on the terms and conditions specified in this Section 2.1.1 and shall use its commercially reasonable efforts to cause such Shelf Registration Statement to be declared effective as soon as practicable after the filing thereof, but not later than (i) the 90th calendar day following the filing date if the Commission notifies the Company that it will “review” the Shelf Registration Statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Shelf Registration Statement will not be “reviewed” or will not be subject to further review. The Shelf Registration Statement filed with the Commission pursuant to this Section 2.1.1 shall be on Form S-1 or, if the Company is eligible to use Form S-3, then on Form S-3 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this Section 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this Section 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. When effective, a Registration Statement filed pursuant to this Section 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain a Misstatement. The Company’s obligations under this Section 2.1.1, shall for the avoidance of doubt, be subject to Section 2.4 and Section 3.4.

2.1.2 If the Company files a Shelf Registration Statement on Form S-3 (a “Form S-3 Shelf”) and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its commercially reasonable efforts to file a Shelf Registration Statement on Form S-1 (a “Form S-1 Shelf”) as promptly as practicable to replace the Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. Upon such date as the Company becomes eligible to use Form S-3 for secondary sales or, in the case of a Form S-1 Shelf filed to register the resale of Removed Shares pursuant to Section 2.2, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form S-1 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the Holders be named as an “underwriter” therein, the Company shall use its commercially reasonable efforts to file a Form S-3 Shelf as promptly as practicable to replace the applicable Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities. The Company’s obligations under this Section 2.1.2, shall for the avoidance of doubt, be subject to Section 2.4 and Section 3.4.

2.1.3 Additional Registrable Securities. Subject to Section 2.4 and Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf Registration Statement (including by means of a post-effective amendment) or by filing a subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Holders.

2.1.4 Underwritten Shelf Takedown. Subject to Section 2.4 and Section 3.4, at any time that a Shelf Registration Statement is effective, a Holder of at least 30% of the then-outstanding number of Registrable Securities, any of the Sponsor Members or the Sponsor (such Holder or the Sponsor in such capacity, a “Demanding Holder”) may request to sell all or part of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf Registration Statement (an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown for a Holder of at least 30% of the then-outstanding number of Registrable Securities if such offering shall include Registrable Securities proposed to be sold by such Demanding Holder, either individually or together with other Demanding Holders, yielding aggregate gross proceeds in excess of $50,000,000 (based on then-current market prices) (the “Minimum Amount”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the number of Registrable Securities to be offered and sold under the Shelf Takedown. The Company shall have the right to select the Underwriter for such offering (which shall consist of one or more reputable nationally recognized investment banks. Notwithstanding the foregoing, (i) the Sponsor and the Sponsor Members (taken together) and (ii) the other Demanding Holders (taken together) may each demand not more than two Underwritten Shelf Takedowns, in each case pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than four Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. The Company may effect any Underwritten Offering pursuant to any then effective Registration Statement that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the [remaining Demanding Holders] may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by such Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the [remaining Demanding Holders] elect to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by such remaining Demanding Holders, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.1.7 Shelf Takedown Block Trade; Other Coordinated Offering.

(a) Notwithstanding anything to the contrary in Section 2.1.4 but subject to Section 3.4, at any time and from time to time when an effective Shelf Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (i) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Shelf Takedown Block Trade”) or (ii) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Amount or all of the remaining Registrable Securities held by the Demanding Holder, then notwithstanding the foregoing time periods, the Demanding Holder needs to notify the Company of the Shelf Takedown Block Trade or Other Coordinated Offering five business days prior to the day such offering is to commence, and the Company shall use its commercially reasonable efforts (including cooperating with such Demanding Holder with respect to the provision of necessary information) to facilitate such Shelf Takedown Block Trade or Other Coordinated Offering (which may close as early as two business days after the date it commences); provided that the Demanding Holder wishing to engage in such Shelf Takedown Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and the underwriter(s), brokers, placement agents or sales agents (if any) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Shelf Takedown Block Trade or Other Coordinated Offering) prior to making such request in order to facilitate preparation of the Registration Statement and other offering documentation, comfort procedures and due diligence related to such Shelf Takedown Block Trade or Other Coordinated Offering.

(b) Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Shelf Takedown Block Trade or Other Coordinated Offering, the Demanding Holders initiating such Shelf Takedown Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company and the underwriter(s), brokers, placement agents or sales agents (if any) of their intention to withdraw from such Shelf Takedown Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.1.7.

(c) Notwithstanding anything to the contrary in this Agreement, Section 2.3 shall not apply to a Shelf Takedown Block Trade or Other Coordinated Offering.

(d) The Demanding Holder in a Shelf Takedown Block Trade or Other Coordinated Offering shall have the right to select the underwriter(s), brokers, placement agents or sales agents (if any) for such Shelf Takedown Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

(e) Each of (i) the Sponsor and the Sponsor Members (taken together) and (ii) the other Demanding Holders (taken together) each may demand not more than two Shelf Takedown Block Trades or Other Coordinated Offerings pursuant to this Section 2.1.7 in any twelve (12) month period.

2.2 Rule 415 – Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to Section 2.1 is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (it being understood that the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (a) promptly notify each Holder of Registrable Securities subject to such Registration Statement (or in the case of the Commission requiring a Holder to be named as an “underwriter,” the Holders) and (b) use reasonable best efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” The Holders shall have the right, at the expense of the Holders, to select one firm of legal counsel designated by the Holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.2, including participation in any meetings or discussions with the Commission regarding the Commission’s position and the Company will consider, in good faith, any comments from such Holders’ counsel to any written submission proposed made by the Company to the Commission with respect thereto. In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 2.2, the Commission refuses to alter its position, the Company shall, in its sole discretion, (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.2, the Company shall give the applicable Holders at least five days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.2 shall be allocated between the Holders Pro Rata. In the event of a share removal of the Holders pursuant to this Section 2.2, the Company shall promptly register the resale of any Removed Shares pursuant to Section 2.1.2 and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of Section 2.1.2 be counted as a Shelf Takedown hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4.

2.3 Piggyback Registration.

2.3.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company other than a Shelf Takedown Block Trade or Other Coordinated Offering (or by the Company and by the stockholders of the Company), other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, including an exchange offer on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an offering of debt that is convertible into equity securities of the Company, or (d) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than 10 days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration Statement, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to Section 2.4 and Section 3.4, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company stockholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company stockholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.3, the filing by the Company of an Automatic Shelf Registration Statement for offerings pursuant to Rule 415(a) (if available) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Registrable Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.3).

2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell for its own account, taken together with (a) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 and (c) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(ii) If the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

2.3.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw all or a portion of its Registrable Securities from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration (a) in the case of a Piggyback Registration not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement or (b) in the case of a Piggyback Registration involving an Underwritten Offering, prior to the pricing of such Underwritten Offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to this Section 2.3 shall not be counted as a Registration pursuant to Section 2.1.4.

2.4 Restrictions on Registration Rights. The Company shall not be obligated to effect, or to take any action to effect, any Registration pursuant to Section 2.1.4 or Section 2.3 during the period that is 60 days before the Company’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such Registration Statement to become effective.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. Whenever required under this Agreement to effect the Registration of any Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Sponsor or any Holder that holds at least 5% of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holder that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 if Rule 172 under the Securities Act or any successor provision (“Rule 172”) is unavailable, furnish to each Holder selling Registrable Securities covered by such Registration Statement such number of conformed copies of the Prospectus contained in such Registration Statement, and any amendment or supplement thereto (in each case, excluding any amendment or supplement made through incorporation by reference of ordinary course Exchange Act filings), in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request, in each case, in order to facilitate the transfer or other disposition of such Registrable Securities;

3.1.8 notify each participating Holder, as soon as practicable after the Company receives notice thereof, but in any event within one business day of such date, of the time when the Registration Statement has been declared effective and the effectiveness of any post-effective amendment thereto;

3.1.9 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.10 at least five days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.11 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.12 in the event of an Underwritten Offering, a Shelf Takedown Block Trade, an Other Coordinated Offering, or a sale, by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering, if any, and any attorney or accountant retained by such Holders, Underwriter or other financial institution to participate, at each such person’s own expense, in the preparation of the Registration Statement, cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters, financial institution, attorney or accountant agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Shelf Takedown Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.14 in the event of an Underwritten Offering, a Shelf Takedown Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, broker, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders and any Underwriter;

3.1.15 in the event of any Underwritten Offering, a Shelf Takedown Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting agreement or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or broker, placement agent or sales agent of such offering or sale;

3.1.16 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.17 in the event of any Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a Registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company in writing (which may be by e-mail) such information and affidavits as the Company reasonably requests (or cause to be provided to the Company on its behalf) for use in connection with any such Registration Statement or Prospectus (the “Holder Information”), the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Adverse Disclosure; Suspension of Sales.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, (c) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company, (d) render the Company unable to comply with requirements under the Securities Act or Exchange Act or (e) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, determined in good faith by the Board to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each, maintain the confidentiality of such notice and its contents.

3.4.3 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4 shall be exercised by the Company, in the aggregate, not more than ninety (90) days in any twelve (12)-month period.

3.5 Reporting Obligations: As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. Following such time as Rule 144 is available, the Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any Registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of Article II or this Article III.

ARTICLE IV

OTHER AGREEMENTS

4.1 Limitations on Subsequent Registration Rights. From and after the Closing Date, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that (a) would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (b) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided, however, that this limitation shall not apply to any additional Holder who becomes a party to this Agreement in accordance with Section 6.10.

4.2 “Market Stand-Off” Agreement.

4.2.1 Each Holder that is an executive officer, director or Holder in excess of 5% of the outstanding Common Stock (and for which it is customary for such Holder to agree to a lock-up) hereby agrees that, if requested by the managing Underwriter(s), it will not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the managing Underwriter, during the period commencing on the date of the final prospectus relating to the Registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement (other than a Shelf Takedown Block Trade or Other Coordinated Offering), and ending on the date specified by the Company and the managing Underwriter (such period not to exceed 90 days). Each Holder further agrees to execute such agreements, including a customary lock-up agreement, as may be reasonably requested by the Underwriters in connection with such Registration that are consistent with this Section 4.2.1, in which case such agreement shall replace and supersede the obligations of this Section 4.2.1 with respect to such Registration.

4.2.2 In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the shares of Common Stock or other equity securities of the Company of each Holder (and transferees and assignees thereof) until the end of such restricted period.

ARTICLE V

INDEMNIFICATION AND CONTRIBUTION

5.1 Indemnification.

5.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented outside attorney’s fees) (collectively, “Claims”) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other Person for any legal or other reasonable and documented expenses reasonably incurred by them in connection with investigating or defending such Claim, except insofar as the same are caused by or contained in any Holder Information or is based upon an omission or alleged omission from such Holder Information. The Company shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

5.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish or cause to be furnished to the Company such Holder Information and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against any Claims resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and such Holder will reimburse the Company or such other Person for any legal or other reasonable and documented expenses reasonably incurred by them in connection with investigating or defending such Claim, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

5.1.3 Any Person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

5.1.5 If the indemnification provided under this Section 5.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5.1.1, 5.1.2 and 5.1.3, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 5.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person or by courier service providing evidence of delivery, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following business day), addressed as follows:

(a) if to any Holder, at such Holder’s address, e-mail or facsimile number as set forth in the Company’s books and records; or

(b) if to the Company, to:

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

Attention: Jeffrey F. Brotman

Telephone: (215) 832-4161

E-mail: jeff@osprey-technology.com

with a required copy to (which copy shall not constitute notice) each of:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

Attention: Howard Ellin and Mike Chitwood

Email: howard.ellin@skadden.com and mike.chitwood@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

Attention: Gregg Noel and Michelle Gasaway

Email: gregg.noel@skadden.com and michelle.gasaway@skadden.com

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees, subject to any lock-up or other agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

6.2.3 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement.

6.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 6.1 and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.2.5 For the avoidance of doubt, the Sponsor shall be permitted to transfer its rights under this Agreement to the Sponsor Members in connection with a distribution of any Registrable Securities held by the Sponsor to its members. Upon a transfer by the Sponsor to the Sponsor Members, the rights that are personal to the Sponsor shall be exercisable by the Sponsor Members.

6.3 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.4 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant. All references in this Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.5 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

6.6 Consent to Jurisdiction; Waiver of Jury Trial. Any claims or causes of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such claim or cause of action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims and causes of action shall be heard and determined only in any such court, and agrees not to bring any claim or cause of action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing contained in this Agreement shall be deemed to affect the right of any party hereto to serve process in any manner permitted by law, or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any claim or cause of action brought pursuant to this Section 6.6. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.7 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require (i) the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least 2% of the outstanding shares of Common Stock of the Company and (ii) following any dissolution of the Sponsor and assignment of rights under this Agreement to the Sponsor Holders pursuant to Section 2.6 and Section 6.2, the written consent of each Sponsor Member which, together with its Affiliates holds, in the aggregate, at least 2% of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.8 Termination of the Existing Registration Rights Agreement. The parties to the Existing Registration Rights Agreement hereby agree that, effective as of and contingent upon the Closing Date, the Existing Registration Rights Agreement shall be terminated automatically without any further action of the parties thereto, and the registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any of the shares or any securities of the Company granted under any other agreement, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

6.9 Term. Following the Closing Date, this Agreement shall terminate upon the date as of which (a) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (b) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 promulgated by the Commission (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale. The provisions of Article VI shall survive any termination.

6.10 Additional Holders. Subject to the prior written consent of the Holders holding a majority of the Registrable Securities, the Company may permit a Person to become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter such Person shall be deemed a “Holder” for all purposes hereunder.

6.11 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.12 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.13 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Affiliates relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the transactions contemplated hereby exist between the parties hereto except as expressly set forth or referenced in this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Osprey Technology Acquisition Corp.,
a Delaware corporation

By:
Name:
Title:

SPONSOR:

Osprey Sponsor II, LLC,
a Delaware limited liability company

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

[●]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SCHEDULE A

HOLDERS1

1.	[…]

2.	[…]

3.	[…]

[1]	To be finalized prior to Closing and to list Sponsor Holders and “affiliates” of the post-transaction Company.

Annex J

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on February 17, 2021, by and between Osprey Technology Acquisition Corp., a Delaware corporation (the “Issuer”), and the subscriber party set forth on the signature page hereto (“Subscriber”).

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into an Agreement and Plan of Merger, by and among the Issuer, Osprey Technology Merger Sub, Inc., a Delaware corporation (“MergerSub”), and BlackSky Holdings, Inc., a Delaware corporation (“Target”) (the “Merger Agreement”), whereby MergerSub will merge with and into Target, with Target surviving as a wholly owned subsidiary of the Issuer, on the terms and subject to the conditions set forth therein (the “Transactions”);

WHEREAS, to finance a portion of the Transactions, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Shares”), set forth on the signature page hereto (the “Acquired Shares”) in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”) and an aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer on or prior to the Subscription Closing (as defined below);

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into: (a) separate subscription agreements with certain other investors that are existing directors or officers of, or otherwise affiliated or associated with or identified by, the Issuer or Target (the “Insider Subscription Agreements”) with an aggregate purchase price of $20,000,000 (collectively, the “Insider PIPE Investors” and, such investment, the “Insider PIPE Investment”); and (b) separate subscription agreements (the “Other Subscription Agreements”) with certain other “qualified institutional buyers” (as such term is defined under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”)), and institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act), with an aggregate purchase price of $155,000,000 (inclusive of the Purchase Price); for a total aggregate purchase price of $155,000,000 (the “PIPE Investment”); and

WHEREAS, the aggregate amount of Class A Shares to be sold by the Issuer pursuant to this Subscription Agreement, the Other Subscription Agreements and the Insider Subscription Agreements equals 17,500,000 Class A Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”).

2. Subscription Closing.

(a) The closing of the Subscription contemplated hereby (the “Subscription Closing”) shall occur substantially concurrent with, and be conditioned upon the prior or substantially concurrent consummation of the Transactions (the “Closing Date”). Not less than five (5) business days prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Closing Date.

Subscriber shall deliver to the Issuer on or before three (3) business days prior to the anticipated Closing Date (the “Funding Date”) the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, to be held by the Issuer or in escrow until the Closing Date. Not later than one (1) business day after the Closing Date, the Issuer shall deliver to Subscriber (1) the Acquired Shares in book entry form, in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable; and (2) a copy of the records of the Issuer’s transfer agent (the “Transfer Agent”) or other evidence showing Subscriber as the owner of the Acquired Shares on and as of the Closing Date. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. In the event the Closing Date does not occur within two (2) business days after the Subscription Closing, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries or share certificates shall be deemed cancelled; provided that unless this Subscription Agreement has been terminated pursuant to Section 6 hereof, such return of funds shall not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Acquired Shares at the Subscription Closing.

(b) The Subscription Closing shall be subject to the conditions that, on the Closing Date:

(i) (x) solely with respect to Subscriber’s obligation to close, the representations and warranties made by the Issuer, and (y) solely with respect to the Issuer’s obligation to close, the representations and warranties made by Subscriber, in each case in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date), in each case without giving effect to the consummation of the Transactions;

(ii) there shall not be any law or order of any governmental authority having jurisdiction restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Subscription Agreement;

(iii) (A) all conditions precedent to the closing of the Transaction, including all necessary approvals of the Issuer’s stockholders and regulatory approvals, if any, shall have been satisfied (which shall be deemed satisfied if mutually determined by the parties to the Merger Agreement and other than those conditions under the Merger Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the Shares pursuant to this Subscription Agreement or the Other Subscription Agreements) or waived by the parties to the Merger Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing; and

(iv) the terms of the Merger Agreement (including the conditions thereto) shall not have been amended or waived in a manner that is materially adverse to Subscriber (in its capacity as such).

(c) At the Subscription Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

3. Issuer Representations and Warranties. The Issuer represents and warrants that:

(a) The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and, subject to obtaining all approvals necessary for the consummation of the Transactions (collectively, the “Required Approvals”), to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) As of the Subscription Closing, the Acquired Shares will have been duly authorized and, when issued and delivered to Subscriber against full payment of the Purchase Price for the Acquired Shares in accordance with the terms of this Subscription Agreement and registered with the Transfer Agent, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation and bylaws or under the laws of the State of Delaware.

(c) This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and assuming the due authorization, execution and delivery of the same by the Subscriber, is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) Subject to obtaining the Required Approvals, the execution, delivery and performance by the Issuer of this Subscription Agreement, including the issuance and sale of the Acquired Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that, in the case of clauses (i) and (iii), would be reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries taken as a whole or materially and adversely affect the validity of the Acquired Shares or the legal authority of the Issuer to perform in all material respects its obligations hereunder (a “Material Adverse Effect”).

(e) The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) the filing with the Securities and Exchange Commission (the “Commission”) of the Registration Statement (as defined below), (ii) filings required by applicable state securities laws, (iii) the Required Approvals; (iv) those required by the New York Stock Exchange or other applicable stock exchange on which the Acquired Shares are then listed (“NYSE”), including with respect to obtaining approval of the Issuer’s stockholders, and (v) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(f) Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to the Subscriber.

(g) Neither the Issuer nor any person acting on its behalf has offered or sold the Acquired Shares by any form of general solicitation or general advertising in violation of the Securities Act.

(h) The Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Agents (as defined below).

(i) The Other Subscription Agreements reflect the same Per Share Purchase Price and other terms and conditions with respect to the purchase of the Acquired Shares that are no more favorable to such subscriber thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Acquired Shares. For the avoidance of doubt, this Section 3(i) shall not apply to any document entered into in connection with the Insider PIPE Investment; provided, however, that such Insider PIPE Investment shall be (i) with respect to the same class of common stock being acquired by Subscriber hereunder and at the same Per Share Purchase Price and with other economic terms that are substantially identical to those reflected herein (other than registration rights), and (ii) subject to a separate registration rights agreement which provides for registration of the Insider PIPE Investment within substantially the same time frame as hereunder and does not restrict Subscriber’s registration rights hereunder.

(j) As of their respective filing dates, all reports required to be filed by the Issuer with the Commission since November 5, 2019 (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Issuer from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports.

(k) As of the date hereof, the issued and outstanding Class A Shares of the Issuer are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. There is no suit, action, claim, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the Commission with respect to any intention by such entity to deregister the Class A Shares or to prohibit or terminate the listing of the Class A Shares on the NYSE, excluding, for the purposes of clarity, the customary ongoing review by NYSE in connection with the Transactions. The Issuer has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act prior to the Subscription Closing.

(l) As of the date hereof, Issuer has not received any written communication from a governmental authority that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(m) The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Acquired Shares may be pledged by Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Acquired Shares hereunder, and Subscriber effecting a pledge of Acquired Shares shall not be required to provide the Issuer with any notice thereof or otherwise make any delivery to the Issuer pursuant to this Subscription Agreement. The Issuer hereby agrees to execute and deliver such documentation as a pledgee of the Acquired Shares may reasonably request in connection with a pledge of the Acquired Shares to such pledgee by Subscriber.

(n) There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the Class A Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(o) The authorized capital stock of Issuer consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are issued or outstanding as of the date of this Subscription Agreement, (ii) 175,000,000 shares of common stock, consisting of 150,000,000 shares of Class A Shares and 25,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), of which (A) 31,625,000 shares of Class A Shares are issued and outstanding as of the date of this Subscription Agreement and 7,906,250 shares of Class B Shares are issued and outstanding as of the date of this Subscription Agreement and (B) 24,137,500 warrants, each entitling the holder thereof to purchase one Class A Share, are outstanding issued and outstanding as of the date of this Subscription Agreement.

4. Subscriber Representations and Warranties. Subscriber represents and warrants that:

(a) Subscriber (i) has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber and assuming the due authorization, execution and delivery of the same by the Issuer, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) The execution, delivery and performance by Subscriber of this Subscription Agreement, the purchase of the Acquired Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated hereby, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the legal authority or ability of Subscriber to perform in any material respects its obligations hereunder.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and, in each case, satisfying the applicable requirements set forth on Schedule A hereto, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares and is an “institutional account” as defined by FINRA Rule 4512(c), unless such newly formed entity is an entity in which all of the equity owners are “accredited investors” (within the meaning of Rule 501(a) under the Securities Act).

(e) Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber understands that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur in an “offshore transaction” within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act, provided that all of the applicable conditions thereof have been met (including, without limitation, those set forth in Rule 144(i)) or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Acquired Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Acquired Shares. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Issuer, the Target, the Agent, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Subscription Agreement, and Subscriber is not relying on representations, warranties or any statement by, on behalf of or with respect to the Issuer except for the representations and warranties set forth in Section 3 of this Subscription Agreement. Subscriber acknowledges that certain information provided to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(g) Subscriber represents and warrants that its acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended, section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(h) In making its decision to purchase the Acquired Shares, Subscriber represents that it has relied solely upon the independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including, without limitation, with respect to the Issuer and the Transactions. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Issuer’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. The Agents or any of their respective directors, officers, employees, representatives or controlling persons has not made any independent investigation with respect to the Issuer, the Acquired Shares or the completeness or accuracy of any information provided to the Subscriber and has not made or makes any representation as to the Issuer or the quality or value of the Acquired Shares and the Agents and any of their respective affiliates may have acquired nonpublic information with respect to the Issuer which Subscriber agrees need not be provided to it. The Subscriber agrees that none of the Agents shall be liable to any Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscriber’s purchase of the Acquired Shares.

(i) Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer or by means of contact from Credit Suisse Securities (USA) LLC, acting as lead placement agent for the Issuer (‘Credit Suisse”) or Moelis & Company, acting as placement agent for the Issuer (together with Credit Suisse, the “Agents”), and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or their respective representatives or advisors or by contact between Subscriber and the Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Acquired Shares (i) were not offered by any form of general advertising or general solicitation, and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(j) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including, without limitation, those set forth in the Issuer’s filings with the Commission. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has had an opportunity to seek, and has sought such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(k) Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber represents and warrants that neither Subscriber nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any other Executive Order issued by the President of the United States and administered by OFAC (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived and were not obtained from a Prohibited Investor.

(n) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Issuer, nor any of its respective affiliates (the ”Transaction Parties”) has acted as the

Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares; and (ii) the decision to invest in the Acquired Shares has been made at the recommendation or direction of an “independent fiduciary” (“Independent Fiduciary”) within the meaning of US Code of Federal Regulations 29 C.F.R. section 2510.3 21(c), as amended from time to time (the “Fiduciary Rule”) who is (1) independent of the Transaction Parties; (2) is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies (within the meaning of the Fiduciary Rule); (3) is a fiduciary (under ERISA and/or section 4975 of the Code) with respect to Subscriber’s investment in the Acquired Shares and is responsible for exercising independent judgment in evaluating the investment in the Acquired Shares; and (4) is aware of and acknowledges that (A) none of the Transaction Parties is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the purchaser’s or transferee’s investment in the Acquired Shares, and (B) the Transaction Parties have a financial interest in the purchaser’s investment in the Acquired Shares on account of the fees and other remuneration they expect to receive in connection with transactions contemplated by this Subscription Agreement.

(o) Subscriber has, and prior to the Funding Date will have, sufficient funds to pay the Purchase Price in escrow pursuant to Section 2(a).

(p) No broker or finder is entitled to any brokerage or finder’s fee or commission payable by Subscriber solely in connection with the sale of the Acquired Shares to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

(q) No disclosure or offering document has been prepared by the Agents in connection with the offer and sale of the Acquired Shares.

(r) None of the Agents, nor any of their respective affiliates, nor any of their respective control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to the Issuer, the Target or its subsidiaries or any of their respective businesses, or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer.

(s) In connection with the issue and purchase of the Acquired Shares, none of the Agents nor any of their respective affiliates has acted as Subscriber’s financial advisor or fiduciary.

(t) [Reserved].

(u) Subscriber either (1) is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including, without limitation, all implementing regulations thereof (the “DPA”); is not controlled by a “foreign person,” as defined in the DPA; and does not permit any foreign person affiliated with Subscriber, whether affiliated as a limited partner or otherwise, to obtain through the Investor any of the following with respect to the Issuer or the Target: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Issuer or the Target; (ii) membership or observer rights on the board of directors or equivalent governing body of the Issuer or the Target or the right to nominate an individual to a position on the board of directors or equivalent governing body of the Issuer or the Target; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Issuer or the Target regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Issuer or the Target, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” (as defined in the DPA) of the Issuer or the Target (each of (i) – (iv) a “DPA Triggering Right”); or (2) will not obtain any DPA Triggering Rights.

(v) Subscriber acknowledges and is aware that (i) the Agents are acting as the Issuer’s placement agent, (ii) Credit Suisse is acting as capital markets advisor to the Target in connection with the Transaction and (iii) Credit Suisse has served in various commercial roles for the Target, its affiliates and certain funds and business development companies that Credit Suisse and its affiliates advise. Subscriber understands and acknowledges that Credit Suisse’s role as capital markets advisor to the Target may give rise to potential conflicts of interest or the appearance thereof.

5. Registration Rights.

(a) The Issuer agrees that, within forty-five (45) calendar days after the Closing Date (the “Filing Date”), the Issuer will submit or file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Acquired Shares which are eligible for registration (determined as of two (2) business days prior to such submission or filing) (the “Registrable Shares”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the Filing Date if the Commission notifies the Issuer that it will “review” the Registration Statement) and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Issuer to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 5.

(b) At its expense the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Acquired Shares, (ii) the date all Acquired Shares held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two years from the Effectiveness Date of the Registration Statement. The period of time during which the Issuer is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

(ii) advise Subscriber within five (5) business days:

(A)	when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(B)	of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(C)	of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D)

of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E)

subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (E) above constitutes material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated in Section 5(b)(ii)(E) above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Acquired Shares to be listed on each securities exchange or market, if any, on which the Class A Shares issued by the Issuer have been listed; and

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Acquired Shares required hereby.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than three occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the

Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

(d) Indemnification.

(i) The Issuer agrees to indemnify, to the extent permitted by law, Subscriber (to the extent a seller under the Registration Statement), its directors and officers, partners, managers, members, stockholders and each person who controls Subscriber (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including without limitation reasonable and documented attorneys’ fees of one law firm) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of such Subscriber expressly for use therein.

(ii) In connection with any Registration Statement in which a Subscriber is participating, such Subscriber shall furnish to the Issuer in writing such information and affidavits as the Issuer reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Issuer, its directors and officers and each person who controls the Issuer (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including without limitation reasonable and documented attorneys’ fees of one law firm) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Subscriber expressly for use therein; provided, however, that the liability of each such Subscriber shall be several and not joint and shall be in proportion to and limited to the net proceeds received by such Subscriber from the sale of Acquired Shares giving rise to such indemnification obligation.

(iii) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

(v) If the indemnification provided under this Section 5(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(d)(v) from any person who was not guilty of such fraudulent misrepresentation.

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto and the Target to terminate this Subscription Agreement, (c) 11:59 PM Pacific Time on September 17, 2021 if the Subscription Closing has not occurred on or before such date; provided, that nothing herein will relieve any party from liability for any willful material breach hereof (including for the avoidance of doubt the Issuer’s or Subscriber’s willful breach of Section 2(b)(i)(x) or Section 2(b)(i)(y) of this Subscription Agreement, as applicable, with respect to its respective representations and warranties as of the Subscription Closing) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such willful breach. The Issuer shall promptly notify Subscriber in writing of the termination of the Merger Agreement (other than such termination as a result of the closing thereunder). Upon the termination of this Subscription Agreement in accordance with this Section 6, any monies paid by Subscriber to the Issuer in connection herewith shall be promptly (and in any event within two (2) business days after such termination) returned to Subscriber without any deduction or set-off.

7. Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering dated October 31, 2019 (the “Prospectus”), substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Issuer, its public stockholders and the underwriters of its initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its affiliates and representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Shares, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Acquired Shares pursuant to the Issuer’s certificate of incorporation in connection with the Transactions or any other business combination, any subsequent liquidation of the Trust Account or the Issuer or otherwise. In the event Subscriber has any claim against the Issuer as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Shares, it shall pursue such claim solely against the Issuer and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account; provided, that nothing in this Section 7 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of Subscriber’s record or beneficial ownership of Class A Shares acquired by any means other than pursuant to this Subscription Agreement.

8. Issuer’s Covenants. At the request of the holder of the Acquired Shares, the Issuer shall reasonably cooperate with the holder of the Acquired Shares, and the holder of the Acquired Shares shall provide the Issuer with such certifications and other documentation, to effect the removal of the legend described in Section 4(e), and for the Issuer to issue a certificate without such legend to the holder of the Acquired Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”), if (i) such Acquired Shares are sold pursuant to an effective registration statement under the Securities Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Issuer with an opinion of counsel, in a form reasonably acceptable to the Issuer, to the effect that such sale, assignment or transfer of the Acquired Shares may be made without registration under the applicable requirements of the Securities Act, or (iii) the Acquired Shares are sold, assigned or transferred pursuant to Rule 144. The Issuer shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance.

9. [Reserved].

10. Miscellaneous.

(a) Subscriber acknowledges that the Issuer, and the Agents and the Target (each as a third party beneficiary with right of enforcement), and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. The Issuer acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of Issuer contained in this Subscription Agreement. Prior to the Subscription Closing, Subscriber agrees to promptly notify the Issuer, the Agents and the Target if any of the acknowledgments, understandings, agreements, representations and warranties of the Subscriber set forth herein are no longer accurate in all material respects. Prior to the Subscription Closing, the Issuer agrees to promptly notify the Subscriber and the Agents if any of the acknowledgments, understandings, agreements, representations and warranties of the Issuer set forth herein are no longer accurate in all material respects.

(b) Each of the Issuer and Subscriber, the Target and the Agents (each as a third party beneficiary with right of enforcement), is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) This Subscription Agreement and any of Subscriber’s rights and obligations hereunder may not be transferred or assigned, except for an assignment to one or more affiliates, including any fund or account managed by the same investment manager who acts on behalf of Subscriber or an affiliate thereof, without the prior consent of the Issuer, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof and completes Schedule A hereto and (ii) the initial party to this Subscription Agreement remains bound by its obligations with respect hereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of the Acquired Shares subject hereto. Upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations provided for herein to the extent of such assignment. Neither this Subscription Agreement nor any rights that may accrue to the Issuer hereunder or any of the Issuer’s obligations may be transferred or assigned other than pursuant to the Transactions.

(d) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Subscription Closing.

(e) The Issuer may request from Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares and to comply with the Issuer’s obligations under Section 5 and Section 8 hereof, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

(f) This Subscription Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought; provided, however, that no modification, amendment or waiver by the Issuer of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Target to the extent required by the Merger Agreement.

(g) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h) Subject to Section 10(c) and except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person. The agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j) This Subscription Agreement may be executed in one (1) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(k) Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated by this Subscription Agreement.

(l) This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns; provided, that the parties acknowledge and agree that the indemnified parties referred to therein shall each be a third-party beneficiary to this Subscription Agreement with respect to Section 5(d)(i) and (ii), respectively.

(m) Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or by facsimile, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by facsimile (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (d) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer, to:

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

Attention: Jeffrey F. Brotman

Telephone: (215) 832-4161

E-mail: jeff@osprey-technology.com

with a required copy to (which copy shall not constitute notice) each of:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

Attention: Howard Ellin and Mike Chitwood

Email: howard.ellin@skadden.com and mike.chitwood@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

Attention: Gregg Noel and Michelle Gasaway

Email: gregg.noel@skadden.com and michelle.gasaway@skadden.com with a further copy to (which copy shall not constitute notice):

Ledgewood PC

Two Commerce Square, Suite 3400

2001 Market Street

Philadelphia, PA 19103

Attention: Mark E. Rosenstein

Telephone: (215) 731-9450

Facsimile: (215) 735-2513

E-mail: mrosenstein@ledgewood.com

(iii) if to the Target, to

BlackSky Holdings, Inc.

13241 Woodland Park Road

Suite 300

Herndon, VA 20171

Attn: Katie Keane

E-mail: kkeane@blacksky.com

with a required copy to (which copy shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue

Suite 5100

Seattle, WA 98104

Attention: Craig Sherman

Telephone: (206) 883-2510

Email: csherman@wsgr.com

(n) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Target shall be entitled to seek to specifically enforce the provisions of the Subscription Agreement of which the Target is an express third party beneficiary on the terms and subject to the conditions set forth herein.

(o) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10(m) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY

OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(o).

(p) If, any change in the Class A Shares shall occur between the date hereof and immediately prior to the Subscription Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Acquired Shares issued to Subscriber shall be appropriately adjusted to reflect such change.

11. Press Release. The Issuer shall, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the Commission a Current Report on Form 8-K or a Proxy Statement or Form S-4 for the Transactions (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the PIPE Investment, all material terms of the Transactions and any other material, non-public information that the Issuer or any of its officers, employees or agents on behalf of the Issuer, has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Issuer or any of its affiliates relating to the transactions contemplated by this Subscription Agreement, and, to the knowledge of the Issuer, Subscriber shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors, employees or agents. All press releases or other public communications relating to the transactions contemplated hereby between the Issuer and Subscriber, and the method of the release for publication thereof, shall be subject to the prior approval of (i) the Issuer and the Target, and (ii) to the extent such press release or public communication references Subscriber or its affiliates or investment advisers by name, Subscriber. The restriction in this Section 11 shall not apply to the extent such disclosure is required by applicable securities law, any governmental authority or stock exchange rule; provided, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

OSPREY TECHNOLOGY ACQUISITION CORP.

By:
Name:
Title:

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: ___________________, 2021

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different)

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN: _______________	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.: ___________________	Telephone No.: ___________________

Facsimile No.: ____________________	Facsimile No.: ____________________

Aggregate Number of Acquired Shares subscribed for:

Purchase Price: $ _______________.

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

2.	☐ We are subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Schedule A-1

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐

Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii); or

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Schedule A-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, Osprey’s charter provides that a director will not be personally liable to Osprey or Osprey’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Osprey or Osprey’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Osprey’s charter provides that Osprey will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Osprey has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Osprey to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Osprey, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Osprey also intends to enter into indemnification agreements with future directors and executive officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

No.	Description of Exhibit

1.1**	Underwriting Agreement, dated October 31, 2019, between Osprey Technology Acquisition Corp. and Credit Suisse Securities (USA) LLC(1)

2.1†**	Agreement and Plan of Merger, dated as of February 17, 2021 (included as Annex A to this proxy statement/consent solicitation statement/prospectus)

No.	Description of Exhibit

3.1**	Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 1, 2019(1)

3.2**	Amended and Restated Bylaws(2)

3.3**	Form of New BlackSky Parent Certificate of Incorporation (included as Annex B to this proxy statement/consent solicitation statement/prospectus)

3.4**	Form of New BlackSky Parent Bylaws (included as Annex C to this proxy statement/consent solicitation statement/prospectus)

4.1**	Specimen Unit Certificate(1)

4.2**	Specimen Class A Common Stock Certificate(1)

4.3**	Specimen Warrant Certificate (included in Exhibit 4.4)

4.4**	Warrant Agreement, dated October 31, 2019, between Continental Stock Transfer & Trust Company and Osprey Technology Acquisition Corp.(1)

4.5**	Description of Securities of Osprey Technology Acquisition Corp.(3)

5.1*	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1**	Letter Agreement, dated October 31, 2019, by and among Osprey Technology Acquisition Corp., its officers, directors and Osprey Sponsor II, LLC(1)

10.2**	Investment Management Trust Agreement, dated October 31, 2019, between Continental Stock Transfer & Trust Company and Osprey Technology Acquisition Corp.(1)

10.3**	Form of Registration Rights Agreement among Osprey Technology Acquisition Corp. and certain security holders(1)

10.4**	Private Placement Warrants Purchase Agreement, dated October 31, 2019, by and between Osprey Technology Acquisition Corp. and Osprey Sponsor II, LLC(1)

10.5**	Administrative Services Agreement, dated October 31, 2019, between Osprey Technology Acquisition Corp. and Osprey Sponsor II, LLC(1)

10.6**	Form of Indemnity Agreement(2)

10.7**	Promissory Note for expenses prior to initial public offering from Osprey Sponsor II, LLC to Osprey Technology Acquisition Corp.(2)

10.8#**	2021 Equity Incentive Plan (included as Annex E to this proxy statement/consent solicitation statement/prospectus)

10.9#**	2021 Employee Stock Purchase Plan (included as Annex F to this proxy statement/consent solicitation statement/prospectus)

10.10**	Right of First Offer Agreement, dated October 31, 2019, by and between Spaceflight Industries, Inc. and Intelsat Jackson Holdings, S.A.

10.11**	Sponsor Support Agreement, dated as of February 17, 2021 (included as Annex G to this proxy statement/consent solicitation statement/prospectus)

10.12†**	Form of Stockholder Support Agreement (included as Annex H to this proxy statement/consent solicitation statement/prospectus)

10.13**	Form of Registration Rights Agreement (included as Annex I to this proxy statement/consent solicitation statement/prospectus)

10.14**	Form of Subscription Agreement (included as Annex J to this proxy statement/consent solicitation statement/prospectus)

No.	Description of Exhibit

10.15††	Executive Employment Agreement for Brian O’Toole

10.16††	Executive Employment Agreement for Brian Daum

10.17††	Amended and Restated Loan and Security Agreement, dated October 31, 2019, by and between Intelsat Jackson Holdings SA, Seahawk SPV Investment LLC, Spaceflight Industries, Inc. and its subsidiaries.

10.18††	Satellite Program Contract, dated March 12, 2018, by and between LeoStella LLC and BlackSky Global LLC.

10.19††	Amendment No. 1 to Satellite Program Contract, dated February 20, 2019, by and between LeoStella LLC and BlackSky Global LLC

10.20††	Amendment No. 2 to Satellite Program Contract, dated May 27, 2020, by and between LeoStella LLC and BlackSky Global LLC

14.1**	Code of Business Conduct and Ethics(2)

21.1**	Subsidiaries of the Registrant

23.1	Consent of Marcum LLP

23.2	Consent of Deloitte & Touche LLP

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP

24.1**	Power of Attorney

99.1*	Form of Proxy Card to be used by Osprey Technology Acquisition Corp.

99.2*	Form of Consent to be used by holders of BlackSky common stock and preferred stock

99.3*	Form of Letter of Transmittal

99.4**	Consent of Brian O’Toole to be named as a director

99.5**	Consent of Will Porteous to be named as a director

99.6**	Consent of David DiDomenico to be named as a director

101.INS	XBRL Instance Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment
**	Previously filed.
#	Indicates management contract or compensatory plan or arrangement
†

Certain exhibits and schedules have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon request.

††	Certain portions of this exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon request.
(1)	Previously filed as an exhibit to our Current Report on Form 8-K (File No. 001-39113) filed on November 5, 2019

(2)	Previously filed as an exhibit to our Registration Statement on Form S-1, as amended (File No. 333-234180)
(3)	Previously filed as an exhibit to our Annual Report on Form 10-K filed on March 6, 2020

Item 22. Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 25, 2021.

Osprey Technology Acquisition Corp.

By:	/s/ David DiDomenico
Name:	David DiDomenico
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date

/s/ David DiDomenico David DiDomenico	Chief Executive Officer and President (Principal Executive Officer)	June 25, 2021

* Jeffrey F. Brotman	Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2021

* Jonathan Z. Cohen	Co-Chairman of the Board of Directors	June 25, 2021

* Edward E. Cohen	Co-Chairman of the Board of Directors	June 25, 2021

* Savneet Singh	Director	June 25, 2021

* Robert B. Henske	Director	June 25, 2021

* Richard Reiss, Jr.	Director	June 25, 2021

* Robert B. Tinker	Director	June 25, 2021

*By: /s/ David DiDomenico David DiDomenico